Form 10-K, Exhibit 13
period 1998-12-31
ZIONS BANCORPORATION /UT/
filed 1999-03-30
CIK 109380

Financial Highlights

                                               98/97
                                               Change      1998         1997         1996         1995         1994
                                               ------    ---------    ---------    ---------    ---------    ---------
For The Year (IN MILLIONS)
Net income .............................        +  9%    $   146.8    $   134.3    $   120.4    $    90.1    $    68.8
Operating cash earnings(1) .............        + 29%        184.5        142.5        123.7         92.5         71.0

Per Share
Net income (diluted) ...................        +  4%    $    1.91    $    1.84    $    1.66    $    1.36    $    1.08
Net income (basic) .....................        +  3%         1.93         1.88         1.69         1.38         1.10
Operating cash earnings (diluted)(1) ...        + 23%         2.40         1.95         1.71         1.40         1.13
Dividends declared .....................        + 15%          .54          .47         .425        .3525          .29
Book value(2)...........................        + 24%        12.89        10.40         9.04         7.71         6.44
Market price - end .....................        + 37%        62.38        45.38        26.00        20.06         8.97
Market price - high ....................                     62.38        46.00        26.00        20.28        10.50
Market price - low .....................                     38.38        25.69        16.69         8.88         8.38

At Year End (IN MILLIONS)
Assets .................................        + 53%    $  16,649    $  10,869    $   8,224    $   6,904    $   5,714
Loans and leases .......................        + 88%       10,633        5,669        4,503        3,533        2,791
Loans sold being serviced(3)............        +  1%        1,057        1,050          868          831          787
Deposits ...............................        + 67%       13,321        7,956        6,009        5,149        4,251
Shareholders' equity ...................        + 37%        1,014          742          641          535          413

Performance Ratios
Return on average assets ...............                      1.11%        1.29%        1.53%        1.37%        1.12%
Return on average common equity ........                     16.38%       19.08%       20.47%       19.36%       17.90%
Efficiency ratio .......................                     68.23%       60.85%       58.47%       61.44%       64.97%
Net interest margin ....................                      4.60%        4.42%        4.80%        4.63%        4.21%

Operating Cash Performance Ratios(1)
Return on average assets ...............                      1.42%        1.38%        1.58%        1.41%        1.16%
Return on average common equity ........                     26.46%       24.23%       22.84%       20.99%       19.43%
Efficiency ratio .......................                     61.10%       59.20%       57.75%       60.72%       64.15%

Capital Ratios(2)
Equity to assets .......................                      6.09%        6.83%        7.80%        7.75%        7.23%
Tier 1 leverage ........................                      5.98%        6.83%        9.05%        6.50%        6.33%
Tier 1 risk-based capital ..............                      8.46%       11.55%       14.43%       11.41%       11.69%
Total risk-based capital ...............                     11.48%       13.42%       16.65%       13.93%       14.57%

Selected Information
Average common-equivalent shares (in thousands)             76,988       72,813       72,158       65,960       63,109
Common dividend payout ratio ...........                    27.69%       21.14%       20.76%       22.82%       25.11%
Full-time equivalent employees .........                     6,793        4,895        3,874        3,498        3,018
Commercial Banking Offices .............                       333          254          175          160          135
ATMs ...................................                       463          509          362          284          230

1 Before amortization of goodwill and core deposit intangible assets and merger expense.
2 At year end.
3 Amount represents the outstanding balance of loans sold and being serviced by the Company, excluding long-term first mortgage residential real-estate loans.

                              (inside front cover)

Winning Strategies
------------------

Just as in the game of chess, strategy is the foundation of a successful business. Chess moves are comparable to business moves from both a strategic and a tactical perspective. Former word chess champion Emmanuel Lasker said, regarding chess, "When you see a good move, wait - look for a better one." Valuable advise for the chess player. Valuable, too, for a competitive business. Zions Bancorporation followed this adage when forming business moves in 1998:
Consider options, consider smarter options, then move decisively.

Timing, in business as in chess, is the key. Businesses need to think two or three moves ahead. It's crucial to consider how one move will affect the next. The result: priorities must be established and tasks executed to maximize effectiveness and efficiency.

Successful business strategies are also dependent upon an understanding of competitors' strenghts, weaknesses, and customary tactics. Ultimately, competitive victories in the marketplace are measured in increased shareholder value.

Contents
--------

To Our Shareholders ....................................................    2
Community Banking ......................................................    8
Significant Acquisitions ...............................................   10
Internal Growth ........................................................   12
Complementary Businesses ...............................................   14
Technology .............................................................   16
Year 2000 ..............................................................   17
Operational Integration ................................................   18
Management's Comments ..................................................   20
Business Segment Results ...............................................   21
Income Statement Analysis ..............................................   23
Balance Sheet Analysis .................................................   31
Risk Elements ..........................................................   35
Independent Auditors' Report ...........................................   45
Consolidated Financial Statements ......................................   46
Notes to Consolidated Financial Statements .............................   51
Officers and Directors .................................................   74

To Our Shareholders

The year 1998 was extraordinary for Zions Bancorporation. We dramatically increased the reach of our franchise through solid internal expansion and a series of disciplined strategic acquisitions, setting the stage for continued growth in the future. We also produced record financial results, with strong gains in operating cash income and operating cash earnings per share.

Financial Results

The Company's net cash operating earnings, before merger charges and amortization of goodwill and core deposit intangible assets, increased 29.4% to $184.5 million from the restated $142.5 million recorded in 1997. Net cash operating earnings per share increased 23.1% to $2.40 from the restated $1.95 per share in 1997. Net income in 1998, including after-tax merger-related charges of $28.2 million, totaled $146.8 million, up 9.3% from $134.3 million achieved in 1997. Fully diluted net income per share increased 3.8% (including the effect of after-tax merger-related charges of $.37 per share) to $1.91 from $1.84 in 1997.

     Operating cash return on average tangible equity was 26.5%, an increase from the 24.2% achieved in the previous year.

     Average net loans and leases outstanding increased to $7.2 billion in 1998, up 41.3% from the $5.1 billion outstanding in 1997, while average deposits increased 41.0% to $9.5 billion from $6.7 billion in 1997. The 1997 figures have been restated to reflect the effect of certain acquisitions in 1998 accounted for under the "pooling of interests" accounting method. Before restatements, average earning assets increased 78% in 1998, while average shares outstanding increased only 23% during the same period. Excluding loans and deposits gained through acquisitions which are not reflected in the year-ago financial statements, year-end 1998 on-balance sheet and securitized loans increased 18.6% and deposits increased 8.8% over the previous year's levels.

     The net interest margin improved to 4.60% in 1998, up from 4.42% in 1997. The improvement in the margin resulted from an improved mix of assets during the year. A relatively flat yield curve during 1998 presented the twin challenges of a higher rate of mortgage prepayments and lower investment yields. It nevertheless resulted in continued strong lending activity.

     The Company's cash efficiency ratio (the ratio of operating costs excluding merger charges and amortization of goodwill and certain other intangibles - as a percentage of revenues) was 61.1% in 1998, up from 59.2% in 1997. The increase was primarily the result of higher expense ratios at the Company's newly acquired operation in California.

     The acquisition of The Sumitomo Bank of California for cash reduced the Company's capital ratios during 1998. The three measures of capital subject to regulatory review nevertheless remained within the "well capitalized" classification, and a strong level of cash generation, combined with a relatively moderate dividend payout promises to strengthen our capital position in 1999. The Sumitomo transaction also had the effect of measurably increasing our loan loss reserves. Total loss reserves rose 124% during 1998, while loans outstanding at year-end rose
88%. Credit quality remained very healthy in 1998. Non-performing loans increased to .60% of net loans, leases and other real estate owned at year-end 1998 from .42% at the end of 1997, primarily as a result of the acquisition of The Sumitomo Bank of California.

1998 Merger Activity

This past year was a period of unprecedented merger activity for Zions Bancorporation, with the completion of 12 bank acquisitions in three states.
A summary of these transactions is as follows:


                                     Principal       Total Assets    Date
                                     Location        ($ millions)    Acquired
                                     --------        ------------    --------
Vectra Banking Corporation           Denver, Co.              703    January 6

Sky Valley Bank Corp.                Alamosa, Co              122    January 23

Tri-State Finance Corporation        Denver, Co.               28    February 27

FP Bancorp, Inc.                     Escondido, Ca.           363    May 22

Routt County National Bank Corp.     Steamboat Springs, Co.   102    May 29

SBT Bankshares, Inc.                 Colorado Springs, Co.     97    May 29

Kersey Bancorp, Inc.                 Kersey, Co.              150    August 28

Eagle Holding Company                Broomfield, Co.           42    August 31

The Commerce Bancorporation          Seattle, Wa.             300    September 8

The Sumitomo Bank of California      San Francisco, Ca.     4,545    October 1

Mountain Financial Holding Company   Woodland Park, Co.        92    October 30

Citizens Banco, Inc.                 Westminster, Co.          52    November 30

We've worked hard in recent years to diversify the Company's geographic exposure, and the acquisitions we completed in 1998 measurably decreased our credit concentration in any one market. At the same time, we've improved our prospects for growth by expanding our franchise in some of the nation's most attractive markets.

     The most significant transaction we completed in 1998 was the acquisition of The Sumitomo Bank of California, a $4.5 billion institution which has been combined with our Grossmont Bank subsidiary in San Diego and our newly acquired First Pacific National Bank in Escondido. The resulting organization has been renamed California Bank & Trust, and is the sixth largest commercial banking organization in California with approximately $6 billion in assets and 71 offices throughout the state. Many observers hailed this as one of the industry's best deals of the year, as it provided Zions with a significant presence in the nation's largest economy at a very affordable price. A measure of the potential impact of the transaction on our future results may be gauged by the fact that the purchase price, which was paid in cash, resulted in the issuance of only 2.8 million new Zions shares as part of the financing package, or a net increase of only about 4% in our outstanding common stock. At the same time, the transaction increased the Company's earning assets by 52% relative to unrestated year-end 1997 levels.

     The California Bank & Trust franchise presents a variety of challenges and opportunities. The challenges include enhancing the bank's loan origination capabilities and broadening its product lines, strengthening the sales skills of its employees and increasing the bank's efficiency. However, we believe our prospects for success are very high in this market. We acquired the bank for a very attractive price, giving us the ability to recruit some talented, veteran California bankers to supplement and strengthen the Sumitomo staff. The Sumitomo Bank of California's employees have been extremely service-oriented and have a loyal customer following. As a result, customer retention has thus far exceeded our expectations. Our experience with Grossmont Bank has been extremely favorable, and the employees and officers of Grossmont have worked hard to ensure that the combined operation is a success. We will be introducing a variety of new products to California Bank & Trust's customers, and we have developed incentives for virtually all of the bank's employees based on building shareholder value. Finally, California Bank & Trust's management group has been provided with significant incentives to create value over the next few years, including a 5% direct equity stake sold to a group of the bank's senior officers, which will be subject to repurchase by Zions Bancorporation in four years based on the value of the investment at that time. We expect our California operations to provide a significant contribution to our results over the next several years.

     We were also very active in 1998 expanding our franchise in Colorado, building on our acquisition of Aspen Bancshares in 1997. We completed the acquisition of Vectra Bank, with over $700 million in assets, creating a solid base in the Denver metropolitan market and providing us with additional management strength. We then embarked on an expansion program which gave us additional locations in the greater Denver market, as well as extending our reach into the Colorado Springs area, Steamboat Springs, and the San Luis Valley in southern Colorado. Vectra Bank Colorado, the name of the resulting entity, has approximately $2 billion in assets and is the fifth largest commercial banking organization in Colorado, with 52 branches throughout the state. During 1998 we also completed the acquisition of The Commerce Bank of Washington, a boutique, business-oriented bank which has had an impressive track record since its founding 10 years ago. Based in Seattle, the bank is staffed with a group of professionals who are very focused on serving the needs of small and medium-sized businesses in the Puget Sound area.

Organizational Changes

In light of the tremendous expansion we've experienced over the past few years, we organized a new subsidiary, Zions Management Services Company, to place under a single umbrella many of the "utility" support functions for Zions Bancorporations' various operating units. These functions include finance, information systems and item processing, telephone call centers, credit policy and administration and the Company's treasury and investment functions. Over time, we expect to achieve significant efficiencies by reducing overhead redundancies in these support departments.

     During 1998, A. Scott Anderson, formerly head of Retail Banking at Zions First National Bank, was named president and chief executive officer of that flagship subsidiary. Scott Anderson has done an extraordinary job of strengthening our retail banking business in recent years, and he brings tremendous leadership skills to his new role as CEO of Zions Bank. During the year, we also welcomed Shelley Thomas, senior vice president of communications and public affairs of the Salt Lake Organizing Committee for the Winter Olympic Games of 2002, to the Zions Bancorporation board of directors.

Electronic Commerce

As we prepare to enter the new millennium, it is clear that providers of information-based products and services, including financial services, will need to be adept at distributing those products on-line to customers' homes and businesses. Zions Bancorporation is developing a reputation as one of the industry's real innovators in providing customer solutions in the new world of electronic commerce.

     Through Digital Signature Trust Company ("DST"), a subsidiary of Zions Bank, we became the first banking organization in the nation to be authorized by federal regulators to serve as a "certification authority," issuing digital certificates used to establish with certainty the identity and credentials of parties to transactions over networks such as the Internet. DST's 1998 accomplishments included developing a partnership with the American Bankers Association to provide support services for ABAecom(SM), which will in turn support electronic commerce initiatives throughout the banking industry. The Automotive Industry Action Group, a trade association of North America's vehicle manufacturers and their suppliers, also selected DST to provide services to Automotive Network eXchange(R), a private network which will be used by automobile manufacturers and suppliers to exchange information such as secure e-mail, computer-aided design files, and purchase order, invoice and payment information.

     DST will also play an important role within our own organization as we develop new on-line services for our own customers. A good example of this is the development of an on-line electronic trading capability through which we buy and sell odd-lot government and government agency securities from institutional clients. Zions was a leading market-maker in this segment of the securities market in 1998, executing over 78,000 trades on-line, with a "paperless" back office.

     Zions Bank and Nevada State Bank have also developed a strong Internet presence for conducting retail banking business, including a Web-based bill payment system which has been well-received by customers. Zions Investment Securities, Inc. also provides a full range of retail investment products over the Internet. Our bank subsidiaries will roll out additional on-line capabilities over the course of the coming year. To learn more about these initiatives, and to keep current on news about the Company, we invite you to visit us on the World Wide Web at zionsbank.com, calbanktrust.com, nsbank.com, digsigtrust.com and govrate.com.

Year 2000 Preparations

     The media has begun to devote a great deal of attention to the "Year 2000" or "Y2K" phenomenon in recent times. Zions Bancorporation has been devoting a great deal of attention to the matter for the past several years. At issue is the fact that many older computer programs and hardware components use two-digit date fields in date-based calculations. The concern is that, with the advent of the new century, a computer program might understand a date such as 3/31/00 to mean March 31, 1900 instead of March 31, 2000, resulting in calculation errors and computer failures.

     Because banking calculations are so heavily date-dependent, the issue has been the subject of intense focus by both bankers and regulators. Within Zions Bancorporation, we have a Year 2000 team in each of our operating units, overseen by a corporate-level Year 2000 Program Office. We have developed and have been executing detailed work plans with five major tasks: (1) inventorying all of the Corporation's software systems and hardware; (2) assessing the Year 2000 compliance of each hardware and software component; (3) remediating or replacing systems which are not Year 2000 compliant; (4) testing all critical systems and hardware with sample data and post-2000 dates to ensure that each system functions properly, as well as testing links between systems; and (5) creating back-up and contingency plans in the event of system breakdowns. Additionally, credit administration personnel and loan officers have, over the past two years, been assessing the Year 2000 efforts and readiness of our larger borrowers in order to reduce the risk of borrower defaults caused by system failures in their own businesses.

     In preparation for the Year 2000, we have, over the past three years, replaced several of our backbone software systems, including our consumer loan system, our deposit accounting system and our general ledger system with Year 2000-compliant products. We have also installed many updated versions of other systems, and we are replacing numerous desktop computers to ensure their functionality. Our computer operations in California and Arizona are out-sourced to a major national vendor, and we have been working closely with this provider, in concert with other clients, to ensure their readiness to accurately process transactions in the new year. We expect to have completed our systems testing by the end of the first quarter of 1999. As of the writing of this letter, we have experienced no material problems that cause us concern.

     This has been a major project to which we have devoted substantial resources. Many of the expenditures we've incurred, however, were to replace aging systems and hardware nearing the end of its life cycle, and the result has been a general upgrade in the capabilities of many of these hardware and software systems. A number of outside observers have noted that the American banking industry is, as a whole, well ahead of other industries in preparing for the turn of the century. While the only absolute guarantee of success will come through the live production of data, we feel confident that we will be well prepared with respect to Year 2000 issues as we enter the new year.

The Credit Union Issue

A growing issue for banks in recent years has been the increasing competitive threat from large tax-exempt credit unions. This has been particularly the case for us in the state of Utah, where credit unions' share of the total insured-deposit market has grown to about 19% (and a much larger portion of the consumer market, since credit union penetration of the commercial market has heretofore been limited). Many of the larger credit unions have, in recent years, exceeded the boundaries of the law at both the state and federal levels by expanding their fields of membership virtually without limitation. Litigation initiated by bank trade associations was concluded favorably during the year at both the federal level and in the state of Utah. In both cases, subsequent legislation has been enacted modifying credit union membership rules. While these new statutes contain both negative and favorable provisions, some progress was made which should improve the situation. We appreciate the efforts of many of our shareholders who expressed their feelings about these issues to legislators in recent months.

Looking Back and Looking Forward

     Zions Bancorporation has experienced an incredible decade of growth and value creation. Our total annually-compounded return to shareholders has been 40.1% for the past ten years, 48.9% for the past five years, 47.4% for the past three years, and 38.7% through the turbulent market of 1998. We've accomplished this with revenue growth that has compounded at 21% since 1990, effective capital management, good credit quality and a strong value orientation. Our performance in revenue growth, profitability and shareholder return has placed us in the top ranks of the industry. We have some extremely talented and innovative bankers, and we've further strengthened our "bench" during 1998.

     We are operating in many of the nation's most vibrant markets. Our franchise covers a "footprint" as attractive as any in the nation, and we are optimistic about the future. While there continue to be risks in the world economy that could produce slower growth at home, the U.S. economy continues to display exceptional strength. We believe 1999 will be another strong year for Zions Bancorporation. We thank you for your continued loyal support and enthusiasm for the course we're pursuing.

Respectfully,


/s/ Harris H. Simmons                          /s/ Roy W. Simmons
    Harris H. Simmons                              Roy W. Simmons
    President and Chief Executive Officer          Chairman

February 26, 1999

Community Banking

Moves that Make Sense


[graphic omitted]

     Central to the Company's success is its core banking business. In 1998, Zions moved aggressively to expand its banking franchise, especially in the profitable and high-growth markets of California, Colorado, and Washington. The Company now provides banking services in eight western states.

     The Company's banking business continues to enjoy a generally favorable business climate and strong local economies. These eight states have enjoyed exceptional employment growth in recent years, and population growth over the next 30 years is projected to be among the highest in the nation.

     The approach has been to achieve profitable growth through the acquisition of strong banks, strategic deployment of new branches, and the introduction of a broader and more innovative array of products and services. The company's enhanced capital resources enable the acquired banks to take advantage of further growth opportunities in these markets.

     Unlike most other regional or super-regional banking operations, Zions Bancorporation's strategy is to maintain a strong, local presence for affiliate banks in each state. These banks have the authority and ability to respond to the financial needs of their local clients. Therefore, essential to the success of this philosophy is strong, local management that understands and can respond to unique business opportunities in the markets they serve.

     While Zions affiliates give their customers the attention and responsiveness of a community bank, the Company provides back-office and administrative support to yield greater efficiencies and cost savings in a manner transparent to the customer.

Significant Acquisitions

California

     The year 1998 is highlighted by the company's most significant acquisition to date. Starting from the base of the former Grossmont Bank in San Diego, Zions completed its acquisition of FP Bancorp and its subsidiary, First Pacific National Bank, with offices in San Diego and Riverside counties. In the first quarter, Zions surprised many observers when it announced an agreement to acquire The Sumitomo Bank of California ("Sumitomo"), with approximately $4.5 billion in assets.

     These moves give the Company a foothold in the important Los Angeles and San Francisco markets. The Sumitomo acquisition was completed during the fourth quarter. The three banks were merged into a single, statewide franchise, and the name was changed to California Bank & Trust ("CB&T")

     Referring to itself as a super-community bank, CB&T is headquartered in the San Francisco Bay area. However, consistent with the company's community banking philosophy, each region has local management and decision-making authority.

     California Bank & Trust has an initial statewide network of 71 offices and assets of approximately $6 billion, making it the sixth largest commercial bank in California. The state of California is projected to be the fastest growing in the United States over the next 30 years.

     California Bank & Trust will focus on delivering what Californians need and deserve: a bank with a statewide reach, centered around relationship banking and delivered through a regional approach.

     Largely as a result of initiatives by new local management and an expanded array of services and products, former Sumitomo customers are rewarding the new bank with their loyalty and additional business.

Colorado

     Aggressive acquisitions were undertaken to establish a significant and solid franchise within thegrowing state of Colorado during 1998. In order to develop a network of branches throughout the state, the Company acquired multiple banking organizations. This was necessary because, until recently, Colorado banking laws did not permit the development of statewide branch banking franchises.

     During the year, Zions completed mergers with Vectra Banking Corp., Routt County National Bank Corp., Sky Valley Bank Corp., Tri-State Finance Corp., Kersey Bancorp Inc., Mountain Financial Holding Company, SBT Bankshares, Eagle Holding Company and Citizens Banco Inc. All of these banking operations were merged into Vectra Bank Colorado, N.A. ("Vectra").

     The Colorado economy is expected to remain very healthy into the next decade, with technology, tourism and service-related businesses serving as the engines of stability and prosperity. The state is a magnet to people looking for a combination of lifestyle and economic opportunity.

     With assets of nearly $2 billion, Vectra's statewide network of 52 offices makes it the state's fifth largest bank. Vectra also operates one office in Farmington, New Mexico.

Washington

     Continuing the company's geographic expansion, 1998 marks Zions' entry into the fast-growing Seattle market with the acquisition of The Commerce Bancorporation, the holding company of The Commerce Bank of Washington, N.A. ("The Commerce Bank").

     The Commerce bank's approach is unique. From a single office in downtown Seattle, The Commerce Bank operates very successfully within a narrowly-defined niche of business and private banking customers. As with other Zions affiliates, The Commerce Bank has achieved success based on providing superior service.

     Joining with Zions allows The Commerce Bank to rise to the next level in its ability to meet the needs of its clients. Expanded products and services, combined with its attentiveness and responsiveness to client needs, is sure to result in a win-win-win situation for the Company, The Commerce Bank of Washington, and its clients.

     The Seattle area is one of the nation's leading centers for advanced technology in computer software, bio-technology, electronics, medical equipment and environmental engineering. Seattle is also ranked as one of the top cities in the U. S. in which to live and locate a business.

Internal Growth

     In addition to acquiring other banking franchises, Zions Bancorporation's strategy is to leverage its existing branch network and selectively expand within the states it serves. Excluding the loans and deposits from the company's acquisitions, which are not reflected in the previous-year balances, on-balance-sheet and securitized loans in 1998 increased 18.6% and deposits were up 8.8% from a year ago.

     The company's Utah/Idaho banking affiliate, Zions First National Bank, continued to achieve growth through its well-developed branch and ATM distribution network, as well as the increasingly important online and telephone banking channels. A new branch was opened in Idaho Falls, Idaho, and the Bank moved into new offices in Park City, Utah and Rigby, Idaho. Also, three convenient new grocery store branches were opened, bringing the total to 44. In addition, the Bank targets key segments through its Private Banking, Executive Banking and women's Financial Groups. In 1998, Zions Bank celebrated its 125th anniversary with a retail loan campaign that generated record loan originations approaching $500 million.

     Nevada State Bank ("NSB") is the oldest state-chartered bank in Nevada
(1959). In 1998, NSB added seven branches and grew to more than $1.1 billion in assets and a total of 44 locations. Because NSB competes with large, national banking operations, its strategy is to emphasize its community bank leadership position, providing personalized, client first service.

     As in previous years, National Bank of Arizona ("NBA") continues to focus on the business and executive banking segments, while expanding its retail branch operations. Three new offices were opened during the year: one in the southeast corner of Arizona, at Sierra Vista, and two in the popular Sedona area, at Cottonwood and the Village of Oak Creek. This brings the total to 33 branch offices statewide.

     ...on balance sheet and securitized loans in 1998 increased 18.6% and deposits were up 8.8% from a year ago.

[graphic omitted]

Complementary Businesses

     While banking is the company's core business, an ever-increasing component of revenue comes from complementary niche businesses. Each of these represents high growth prospects and potential for revenue enhancements, leveraging the company's competencies and resources.

     Some of these businesses represent pioneering technologies while others merely represent underserved markets or undiscovered opportunities. The common thread is that these businesses result from creative, "outside the box" thinking.

     Because these businesses are providing complementary products to a growing client base, they help to deepen relationships with current clients and diversify earnings from the core banking franchise.

Digital Signature Trust Company

     With the rapid growth in electronic commerce, Digital Signature Trust Company offers an intriguing opportunity for Zions Bancorporation's future.

     Early in the year, Zions Bank received approval from the Office of the Comptroller of the Currency ("OCC") to establish an operating subsidiary to act as a certification authority and repository for certificates used to verify digital signatures. DST was the first bank subsidiary in the nation to receive such approval.

     As a certification authority, DST issues, stores and verifies digital certificates that are used in the digital "signing" of electronic documents and transactions. Digital signatures are a form of electronic authentication, permitting a recipient to compare decoded signatures with the message and confirm that the message has not been altered.

     In September, DST announced it had become American Bankers association's exclusive partner in providing secure e-commerce technology services for a new ABA subsidiary. ABAecom(SM) will serve as the "trusted third party" in providing an assortment of electronic authentication and encryption services for financial institutions. These services will include a Web site authentication seal and digital certificates to allow financial institutions and their customers to engage in private, secure communications.

Electronic Bond Trading

     As the only primary dealer in U.S. Treasury securities headquartered west of the Mississippi River, Zions Bank acts as underwriter and distributor of U.S. Treasury and Federal Agency securities. It has pioneered the online trading of such government securities through its Web sites, www.oddlot.com and www.govrate.com. The Web sites display live, executable quotes, available to financial institutions and money managers nationwide. In addition, prices and electronic trading are offered on Bloomberg and several other vendor systems.

Accessor Capital  Management

     During the year, Accessor Funds, a family of eight mutual funds totaling $1.1 billion in assets, placed two funds on U.S. Banker magazine's list of the top 20 bank-managed equity funds, and one fund on the magazine's list of top 10 international funds. Accessor Funds are advised by Seattle-based Accessor Capital Management, which is approximately 25 percent owned by Zions First National Bank.

Municipal Finance

     Zions is one of the largest municipal financial advisory firms in the country. Combined, the company's public finance offices operating under the names of Zions Bank Public Finance, Kelling, Northcross & Nobriga (California), Howarth & Associates (Nevada) and National Bank of Arizona Public Finance ranked ninth in the Securities Data corporation's listing of the nation's top 100 municipal financial advisors.

U.S. Small Business Administration Lending

     Zions Bank continues to be a leader in U.S. Small Business Administration ("SBA") lending, originating loans in 31 of 65 markets identified by the SBA. Through its Zions Small Business Finance division, headquartered in St. Louis, the bank provides fast and efficient SBA 7(a) financing through offices strategically located across the country.

     In addition, Zions provides real estate financing for businesses through the SBA 504 loan program. Zions bank's Real Estate Securitization department works with certified development companies and correspondent banks throughout the country to provide the nation's largest source of secondary market financing for SBA 504 loans.

Farmer Mac

     Federal Agricultural Mortgage Corporation ("Farmer Mac") continues to provide needed funding to the nation's farmers. Zions Bank maintains nearly a 20 percent equity interest in Farmer Mac and originates and sells qualified loans directly to Farmer Mac through its cash window program. Zions is the largest seller of agricultural mortgages to the Farmer Mac cash window. These agricultural mortgages are originated throughout the United States and underwritten and serviced by Zions Agricultural Finance, located in Ames, Iowa. Zions Agricultural Finance is a division of Zions First National Bank.

Technology for the next millennium

     Technological advances already have changed the face of the financial services industry. This trend is expected to continue at a faster pace in future years. New technologies continue to revolutionize the industry, paving the way to a brighter, more customer-oriented financial services future. Zions Bancorporation is a leader in utilizing new technologies to provide state-of-the-art, creative solutions to satisfy financial needs.

     Rapidly expanding use of the Internet presents several new opportunities almost daily for many financial service providers. Internet banking is increasingly being used by individuals and businesses. In the state of Utah, the number of Zions Internet banking customers grew by over 200 percent in 1998. New electronic services include brokerage, bill payment and loan applications, each of which helps add to Zions bank's image as a regional area leader in Internet banking. Nevada State Bank introduced its Web site and Internet banking in 1998. Internet banking applications are being developed for the company's other banking affiliates.

     Zions Bancorporation will continue to explore new, innovative applications of emerging technologies that have the potential of deepening client relationships, diversifying earnings, serving under-served markets or creating new, profitable business opportunities.

Year 2000

     In a few short months, the world will experience the much-anticipated transition to the new millennium. Opinions vary about the potential impact of computers that fail to read the Year 2000 (Y2K) correctly. Because of society's heavy reliance upon computer technology, the outcome is still somewhat uncertain. Since financial institutions rely heavily on date-based calculations, the industry has a particular challenge. Fortunately, Zions Bancorporation has been aggressively preparing.

     For several years, the Company has been identifying all of the computer hardware and software systems it uses, evaluating Y2K risks, and renovating or replacing these systems, as necessary. The task was simplified somewhat because in recent years, many of the company's operating systems already had been upgraded with Year 2000-compliant systems. During 1998, the Y2K team replaced or renovated most of its mission-critical systems. In December, the Company successfully completed its first of several planned off-site tests of mission-critical operating systems.

     Through the balance of 1999, each system is being subjected to rigorous testing and further remediation, if needed. Contingency plans have been prepared so Zions' affiliate banks can provide uninterrupted service during any difficulties. Affiliate banks continue to inform their clients about the Y2K issue and about the company's preparations, using a variety of marketing communications, including well-attended seminars that are being held throughout the market area.

     While Zions Bancorporation remains very optimistic, it considers preparations for Y2K as the company's highest priority for 1999. The Company is proud of the fact that Zions Bank President and CEO A. Scott Anderson recently was selected to represent the nation's banking industry as a member of the Senior Advisors Group to the president's Council on Year 2000 Conversion.

Operational Integration

     Zions Bancorporation remains committed to the strategy of allowing local bank affiliates to run their own businesses with local managers who know their markets, understand unique community needs and deliver the highest quality customer service. Recognizing the need to also deliver these services in the most efficient and cost-effective manner, the Company centralized and consolidated certain back-office, support functions.

     Zions Management Services Company ("ZMSC") was created in 1998 to provide this support. ZMSC serves as an umbrella organization, delivering a variety of support services to affiliates. It provides a higher level of quality, consistency, and cost-effective delivery of services than could be achieved by any of the affiliates on a stand-alone basis. At the same time, ZMSC provides a set of operating controls to assure that these support functions are being performed in a safe and sound manner. ZMSC provides assistance to affiliates in the areas of operations/information systems, human resources, finance and accounting, credit policy, credit administration, and investments. In addition, ZMSC operates centralized call centers for taking loan applications and providing telephone customer service. Call centers are equipped to respond to calls from customers of any affiliate, using a multiple que environment, which enables the bank to optimize staffing efficiency and allows a customer service representative to use the local bank's name and database to assist the caller.

Winning Formula

     A business - like a chess player - utilizes various pieces to accomplish a goal. Each unit must work in harmony to be effective. Each piece is unique in shape, function and purpose. All are powerful if used effectively. (Even the pawn can capture the queen.) All pieces must act in unison complementary to a master strategy - in order to find a winning formula. Measured in shareholder value, 1998 was a year of winning strategies for Zions Bancorporation.

Management's Comments

PERFORMANCE SUMMARY

Zions Bancorporation reported record earnings of $146.8 million or $1.91 per share in 1998. Net income and diluted net income per share increased 9.3% and 3.8%, respectively, over the restated $134.3 million or $1.84 per share for 1997 which were up 11.5% and 10.8%, respectively, over the restated $120.4 million or $1.66 per share earned in 1996. Dividends per share were $.54 per share in 1998, an increase of 14.9% over $.47 in 1997, which were up 10.6% from $.425 in 1996. Financial results have been restated for prior periods to reflect the acquisitions of Vectra Banking Corporation, FP Bancorp, Inc. and The Commerce Bancorporation during 1998, which were accounted for as poolings of interests and considered significant. The acquisition of The Sumitomo Bank of California was accounted for as a purchase and results of operations are included subsequent to the acquisition date of October 1, 1998. Therefore, results of operations for 1998 can not be compared directly with prior periods.

Included in reported net income were after-tax merger expenses of $28.2 million or $.37 per share in 1998 and $2.2 million or $.03 per share in 1997. Excluding merger expenses, earnings for 1998 would have been $175.0 million or $2.28 per share , an increase of 28.2% and 21.9%, respectively over $136.5 or $1.87 for 1997. Merger expenses in 1998 relate to the company's acquisitions of twelve banking organizations during the year and are further discussed in Note 2 of Notes to Consolidated Financial Statements.

The return on average shareholders' equity was 16.38% and the return on average assets was 1.11% for 1998, compared with 19.08% and 1.29%, respectively, in 1997, and 20.47% and 1.53%, respectively, in 1996.

The Company is also providing its earnings performance on an operating cash basis since it believes that its cash operating performance is a better reflection of its financial position and shareholder value creation as well as its ability to support growth and return capital to shareholders than reported net income. Operating cash earnings are earnings before the amortization of goodwill and core deposit intangible assets and merger expense.

Operating cash earnings were $184.5 million or $2.40 per share for 1998, an increase of 29.4% and 23.1%, respectively, over the $142.5 or $1.95 per share for 1997, which was up 15.2% and 14.0% over the $123.7 million or $1.71 per share in 1996. The return on average shareholders' equity and the return on average assets on an operating cash basis were 26.46% and 1.42%, respectively, for 1998 compared to 24.23% and 1.38% for 1997 and 22.84% and 1.58% for 1996.

The strong performance of the Company was driven by a 41.4% growth in average loans and leases and a 26.6% growth in average total earning assets that led to a 31.6% increase in taxable-equivalent net interest income to $552.7 million in 1998. Noninterest income increased 37.1% to $200.7 million in 1998, with strong growth in service charges, trust income, underwriting and trading income, and loan sales and servicing income. Noninterest expense, including merger expenses increased 49.2% to $514.1 million in 1998. Excluding merger expenses, noninterest expense increased 37.8% over 1997. The increase in revenue and noninterest expense is mainly attributable to the record growth of the Company during 1998 through acquisitions and expansion. The number of full-time equivalent employees increased to 6,793 at year-end 1998 from 4,895 at the end of 1997 and banking offices increased to 333 from 254. Increased expenses, related primarily to acquisitions and related conversion and functional integration, resulted in an increase in the Company's efficiency ratio, or noninterest expenses as a percentage of total taxable-equivalent net revenues to 68.23% for 1998 compared to 60.85% for 1997 and 58.47% for 1996. The operating cash performance efficiency ratio was 61.10% for 1998 compared to 59.20% for 1997 and 57.75% for 1996.

The Company's provision for loan losses totaled $12.2 million for 1998 compared to $7.8 million for 1997. Net charge-offs were $14.9 million, or .21% of average loans and leases in 1998 compared to $9.5 million or .19% in 1997. Nonperforming assets increased to $64 million or .60% of loans and other real estate owned on December 31, 1998 from $24 million or .41% on December 31, 1997. Nonperforming assets on December 31, 1998 include $29 million related to the acquired loans of The Sumitomo Bank of California.

Business Segment Results

The Company manages its operations and prepares management reports with a primary focus on geographical area. Operating segments information, including earnings performance on an operating cash basis, is presented in Schedule 1. The company allocates centrally provided services to the business segments based upon estimated usage of those services. The operating segment identified as other includes the Parent, several smaller business units and inter-segment eliminations.

ZIONS FIRST NATIONAL BANK AND SUBSIDIARIES

Zions First National Bank and Subsidiaries include the Company's operations in Utah and Idaho. The Bank experienced strong internal growth in 1998 with loans increasing 26.2% over 1997 and deposits increasing 7.3%. Operating cash earnings for 1998 decreased 1.0% to $88.6 million as compared to $89.4 million in 1997, which were up 6.9% from $83.6 million for 1997. Net income decreased 1.4% to $87.4 million compared to $88.6 million in 1997 which was up 6.6% from the $83.1 million earned in 1997. The decrease for 1998 was mainly the result of a $23.0 million provision for loan losses in 1998. The Bank did not make a provision for loans losses in 1997 or 1996. Net interest income for 1998 increased 7.8% to $222.0 million, noninterest income increased 25.4% to $142.7 million and noninterest expense on an operating cash basis increased 17.5% to $217.1 million. Zions First National Bank and Subsidiaries operating cash performance efficiency ratio was 58.75% in 1998 as compared to 56.85% in 1997 and 54.50% in 1996.

Zions First National Bank opened two new grocery store banking centers during 1998, bringing the total number of banking centers in Utah to 40 and total offices in Utah to 116. Zions First National Bank also operates two grocery store banking centers and 13 traditional branches in Idaho.

CALIFORNIA BANK & TRUST

During 1998 the Company acquired FP Bancorp, Inc. and The Sumitomo Bank of California and merged them into Grossmont Bank, which was renamed California Bank & Trust. The merged banks operate 71 branches in Northern and Southern California. The acquisition of FP Bancorp, Inc. was accounted for as a pooling of interests. The acquisition was considered significant and financial information was restated for all prior years. The acquisition of The Sumitomo Bank of California was accounted for as a purchase and results of operations prior to the acquisition date of October 1, 1998 are not included in the segment information. Therefore, the year 1998 is not comparable to prior years. On the acquisition date The Sumitomo Bank of California had total assets of $4,545 million, loans of $3,417 million and deposits of $3,955 million. See Note 2 of Notes to Consolidated Financial Statements for further information about the acquisitions.

Operating cash earnings for 1998 were $41.8 million and net income was $23.2 million for California Bank & Trust. The Bank incurred pre-tax merger expenses of $27.7 million during 1998 related to the FP and Sumitomo acquisitions. Return on average equity was 12.91% and operating cash return on average equity was 30.06%. The operating cash efficiency ratio for 1998 was 61.56%. At year-end total assets were $6,013, total loans were $4,183 and total deposits were $5,349. For 1997 compared to 1996 operating cash earnings increased 44.3% to $16.6 million and net income increased 46.3% to $15.8 million. The increase was driven by a 33.6% increase in net interest income mainly attributable to a 36.0% increase in average loans from 1996 to1997.

VECTRA BANK COLORADO

In January 1998 the Company acquired Vectra Banking Corporation in a transaction accounted for as a pooling of interests. Vectra had total assets of $703 million, loans of $413 million and deposits of $556 million. The transaction was considered material and financial information was restated for all prior years. During 1998 the Company also acquired eight smaller banks in Colorado. The acquired banks, along with previously owned Colorado banking organizations, were merged during 1998 under the name of Vectra Bank Colorado, National Association. See Note 2 of Notes to Consolidated Financial Statements for further information about the acquisitions.

Net income for Vectra Bank Colorado increased 179.2% to $14.8 million from $5.3 million in 1997 which was down from $5.4 million for 1996. Operating cash earnings were up 183.6% to $20.7 million for 1998 compared to $7.3 million for 1997 and $5.6 million for 1996. Pre-tax merger expenses of $4.6 million were incurred during 1998 in connection with the acquisitions. The increased earnings for 1998 resulted from strong loan growth which resulted in a 90.0% increase in net interest income. Net income for 1997 was down from 1996 mainly due to a $5.9 million loss on securities recognized during 1997. The operating cash efficiency ratio decreased to 60.54% for 1998 compared to 71.36% for 1997 which was up from 64.80% for 1996. Vectra Bank Colorado operates 52 branches in Colorado and one branch in New Mexico.

NATIONAL BANK OF ARIZONA

Operating cash earnings at National Bank of Arizona increased 23.4% to $23.7 million in 1998 as compared to $19.2 million in 1997 and $15.8 million for 1996. Net income was up 24.7% to $22.2 million in 1998 as compared to $17.8 million in 1997 and $14.7 million for 1996. The increases for both 1998 and 1997 were driven by strong loan growth with average loans increasing 17.7% for 1998 compared to 1997 and 21.3% for 1997 compared to 1996. Noninterest income for 1998 increased to $9.3 million from $6.3 for 1997, an increase of 47.6%. The increase in noninterest income for 1998 included a $1.4 million increase in service charges on deposit accounts and $.8 million from a new trust operation started in Arizona during 1998. National Bank of Arizona's operating cash performance efficiency ratio was 49.73% in 1998 as compared to 49.86% in 1997 and 47.97% in 1996. National Bank of Arizona opened three new branches during 1998 bringing the total offices in Arizona to 33.

NEVADA STATE BANK

Nevada State Bank achieved operating cash earnings of $15.0 million in 1998, an increase of 36.4% over $11.0 million in 1997 which were up 48.6% from $7.4 million in 1996. Net income increased 28.0% to $13.7 million as compared to $10.7 million in 1997 and $7.3 million for 1996. Earnings growth for 1998 and 1997 was driven by increases in net interest income, which increased 35.8% for 1998 compared to 1997 and 44.4% for 1997 compared to 1996. Noninterest income increased 26.1% to $15.0 million for 1998 compared to $11.9 million for 1997 mainly due to an increase of $2.0 million in service charges and other fee income. Nevada State Bank's operating cash performance efficiency ratio improved to 62.93% in 1998 as compared to 63.10% in 1997 and 64.67% for 1996. During
1998, Nevada State Bank opened three new grocery store banking centers bringing the total offices in Nevada to 43.

THE COMMERCE BANK OF WASHINGTON

The Commerce Bank of Washington was acquired in September 1998 and accounted for as a pooling of interests. The bank operates one branch located in Seattle, Washington. Operating cash earnings for 1998 were $5.5 million, an increase of 22.2% from $4.5 million earned in 1997 which were up 36.4% from $3.3 million for 1996. Net income for 1998 was $.1 million including $5.4 million of after-tax merger expense compared to net income of $4.5 million for 1997 and $3.3 million for 1996. The operating cash efficiency ratio was 46.92% for 1998 compared to 50.10% for 1997 and 53.82% for 1996.

Income Statement Analysis

NET INTEREST INCOME, MARGIN AND INTEREST RATE SPREADS

Net interest income on a tax-equivalent basis is the difference between interest earned on assets and interest paid on liabilities, with adjustments made to present income on assets exempt from income taxes comparable to other taxable income. Changes in the mix and volume of earning assets and interest-bearing liabilities, their related yields and overall interest rates have a major impact on earnings. In 1998, taxable-equivalent net interest income provided 73.4% of the Company's net revenues, compared with 74.2% in 1997 and 73.9% in 1996.

The Company's taxable-equivalent net interest income increased by 31.6% to $552.7 million in 1998 as compared to $419.9 million in 1997 and $345.1 million in 1996. The increased level of taxable-equivalent net interest income was driven by a 26.6% and 32.0% growth in average earning assets for 1998 and 1997, respectively. The Company manages its earnings sensitivity to interest rate movements, in part, by matching the repricing characteristics of its assets and liabilities and, to a lesser extent, through the use of off-balance sheet arrangements such as caps, floors and interest rate exchange contracts. Net interest income from the use of such off-balance sheet arrangements for 1998 was $6.9 million compared to $2.5 million in 1997 and $2.0 million in 1996.

The increase in net interest income was partially offset by the continued securitization and sale of loans. Securitized loan sales convert net interest income from loans to gains on loan sales and servicing revenue reported in noninterest income. Loan sales improve the Company's liquidity, limit its exposure to credit losses, and may reduce its capital requirements.

The net interest margin, the ratio of taxable-equivalent net interest income to average earning assets, was 4.60% in 1998, 4.42% in 1997 and 4.80% in 1996. The decrease in the margin in 1997 was due primarily to interest expense on the $200 million in trust preferred securities issued in December 1996, and increased arbitrage activity in money market investments and short-term borrowings to mitigate the reduction in net interest income from the preferred securities.

Schedule 2 analyzes the average balances, the amount of interest earned or paid, and the applicable rates for the various categories of earning assets and interest-bearing funds which represent the components of net interest income.

Schedule 3 analyzes the year-to-year changes in net interest income on a fully taxable-equivalent basis for the years shown. In the schedules, the principle amounts of nonaccrual and renegotiated loans have been included in the average loan balances used to determine the rate earned on loans. Interest income on nonaccrual loans is included in income only to the extent that cash payments have been received and not applied to principal reductions. Interest on restructured loans is generally accrued at reduced rates.

The incremental tax rate used for calculating the taxable-equivalent adjustment was 32% for all years presented.


Schedule 1
Operating Segments Information

                                     ZIONS FIRST NATIONAL BAN                  CALIFORNIA                     VECTRA BANK
                                         AND SUBSIDIARIES                     BANK & TRUST                      COLORADO
                                 -------------------------------    ------------------------------  ------------------------------
(Amounts in millions)              1998        1997        1996       1998        1997       1996     1998        1997       1996
                                 -------     -------     -------    -------     -------    -------  -------     -------    -------
CONDENSED INCOME STATEMENT
Net interest income ............ $ 222.0     $ 206.0     $ 187.9    $ 117.8     $  60.4    $  45.2  $  78.3     $  41.2    $  22.7
Noninterest income .............   142.7       113.8        93.7       15.1         8.0        5.4     14.8         1.0        4.5
                                 -------     -------     -------    -------     -------    -------  -------     -------    -------
Total revenue ..................   364.7       319.8       281.6      132.9        68.4       50.6     93.1        42.2       27.2
Provision for loan losses ......    23.0        --          --        (18.4)        2.9        1.8      4.6         0.8        0.9
Noninterest expense(1)..........   217.1       184.8       156.5       82.1        38.4       33.9     57.2        30.3       17.7
                                 -------     -------     -------    -------     -------    -------  -------     -------    -------
Pretax cash earnings ...........   124.6       135.0       125.1       69.2        27.1       14.9     31.3        11.1        8.6
Income tax expense (benefit) ...    36.0        45.6        41.5       27.4        10.5        3.4     10.6         3.8        3.0
Minority interest ..............    --          --          --         --          --         --       --          --         --
                                 -------     -------     -------    -------     -------    -------  -------     -------    -------
Cash earnings1 .................    88.6        89.4        83.6       41.8        16.6       11.5     20.7         7.3        5.6
Amortization of goodwill and CDI     1.7         1.1         0.5        1.9         0.8        0.7      3.1         2.0        0.2
Merger expense .................    --          --          --         27.7        --         --        4.6        --         --
Income tax (benefit) ...........    (0.5)       (0.3)       --        (11.0)       --         --       (1.8)       --         --
                                 -------     -------     -------    -------     -------    -------  -------     -------    -------
     Net income ................ $  87.4     $  88.6     $  83.1    $  23.2     $  15.8    $  10.8  $  14.8     $   5.3    $   5.4
                                 =======     =======     =======    =======     =======    =======  =======     =======    =======

AVERAGE BALANCE SHEET DATA
Total assets ................... $ 6,512     $ 6,341     $ 4,945    $ 2,453     $ 1,058    $   800  $ 1,632     $   925    $   483
Net loans and leases ...........   2,982       2,604       2,276      1,626         665        489    1,011         560        256
Sold loans being serviced(2)....   1,038         958         856       --          --         --       --          --         --
Allowance for loan losses ......      46          49          54         40          11          9       13           7          3
Total deposits .................   3,795       3,281       3,011      2,198         952        715    1,365         710        368
Common equity ..................     395         418         355        179          83         68      193         104         38

END OF YEAR BALANCE SHEET DATA
Total assets ................... $ 6,042     $ 5,894     $ 4,863    $ 6,013     $ 1,211    $   940  $ 1,955     $ 1,204    $   562
Net loans and leases ...........   3,509       2,781       2,476      4,183         727        599    1,212         717        320
Total deposits .................   3,934       3,666       3,168      5,349       1,086        832    1,689         952        439

PERFORMANCE RATIOS
Return on average assets .......    1.34%       1.40%       1.68%      0.94%       1.50%      1.34%    0.91%       0.57%      1.13%
Return on average common equity    22.09%      21.18%      23.39%     12.91%      19.02%     15.79%    7.65%       5.09%     14.41%
Efficiency ratio ...............   59.21%      57.20%      54.67%     83.79%      57.13%     68.44%   68.66%      76.05%     65.65%

OPERATING CASH
PERFORMANCE RATIOS(1)
Return on average assets .......    1.36%       1.41%       1.69%      1.73%       1.59%      1.45%    1.32%       0.83%      1.19%
Return on average common equity    23.51%      22.03%      23.78%     30.06%      23.10%     20.07%   16.90%      13.04%     17.00%
Efficiency ratio ...............   58.75%      56.85%      54.50%     61.56%      55.95%     67.04%   60.54%      71.36%     64.80%

REGULATORY CAPITAL RATIOS
Tier I leverage ratio ..........    5.56%       5.66%       6.61%      5.40%       7.00%      5.77%    6.09%       7.57%      7.27%
Tier I risk-based capital ratio     9.04%      10.94%      11.36%      7.06%       9.89%      8.38%    9.17%      10.54%     10.49%
Total risk-based capital ratio .   15.15%      18.22%      19.47%     10.78%      11.14%      9.63%   10.58%      11.66%     11.57%

OTHER INFORMATION
Full-time equivalent employees .   1,992       2,538       2,091      1,870         493        446      860         518        310

Domestic offices:
   Traditional branches ........      89          89          73         71          23         20       51          28         12
   Banking centers in grocery
     stores ....................      42          40          26       --          --         --          2           2       --
Foreign office .................       1           1           1       --          --         --       --          --         --
                                 -------     -------     -------    -------     -------    -------  -------     -------    -------
   Total offices ...............     132         130         100         71          23         20       53          30         12

ATMs ...........................     202         224         203         91          25         22       76          25         13

1Before amortization of goodwill and core deposit intangible assets and merger expense.
2Amount represents outstanding balance of loans sold and being serviced by the Company, excluding long-term first mortgage residential real estate loans.


                                         NATIONAL BANK              NEVADA STATE BANK           THE COMMERCE BANK
                                           OF ARIZONA                AND SUBSIDIARY               OF WASHINGTON
                                 ---------------------------   ---------------------------   ---------------------------
(Amounts in millions)              1998      1997      1996      1998      1997      1996      1998      1997      1996
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
CONDENSED INCOME STATEMENT
Net interest income ............ $  70.7   $  61.6   $  50.5   $  50.4   $  37.1   $  25.7   $  13.9   $  12.6   $  10.1
Noninterest income .............     9.3       6.3       3.6      15.0      11.9       8.8       1.7       1.3       1.2
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
Total revenue ..................    80.0      67.9      54.1      65.4      49.0      34.5      15.6      13.9      11.3
Provision for loan losses ......     1.8       2.4       2.3       1.6       1.6       1.2       0.1       0.3       0.3
Noninterest expense1 ...........    40.1      34.2      26.3      41.7      31.4      22.8       7.4       7.0       6.2
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
Pretax cash earnings ...........    38.1      31.3      25.5      22.1      16.0      10.5       8.1       6.6       4.8
Income tax expense (benefit) ...    14.4      12.1       9.7       7.1       5.0       3.1       2.6       2.1       1.5
Minority interest ..............    --        --        --        --        --        --        --        --        --
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
Cash earnings1 .................    23.7      19.2      15.8      15.0      11.0       7.4       5.5       4.5       3.3
Amortization of goodwill and CDI     1.9       1.6       1.1       1.5       0.4       0.1      --        --        --
Merger expense .................    --        --        --        --        --        --         7.7      --        --
Income tax (benefit) ...........    (0.4)     (0.2)     --        (0.2)     (0.1)     --        (2.3)     --        --
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
     Net income ................ $  22.2   $  17.8   $  14.7   $  13.7   $  10.7   $   7.3   $   0.1   $   4.5   $   3.3
                                 =======   =======   =======   =======   =======   =======   =======   =======   =======

AVERAGE BALANCE SHEET DATA
Total assets ................... $ 1,371   $ 1,122   $   908   $ 1,038   $   716   $   526   $   306   $   254   $   198
Net loans and leases ...........     879       747       616       513       352       230       155       140       122
Sold loans being serviced(2)....    --        --        --        --        --        --        --        --        --
Allowance for loan losses ......      16        14        11         8         5         3         2         2         2
Total deposits .................   1,168       989       800       863       629       466       214       191       157
Common equity ..................     112        99        93        88        46        44        23        21        19

END OF YEAR BALANCE SHEET DATA
Total assets ................... $ 1,452   $ 1,352   $ 1,024   $ 1,121   $   988   $   571   $   337   $   298   $   238
Net loans and leases ...........   1,012       798       704       551       489       268       155       154       132
Total deposits .................   1,226     1,192       900       929       834       500       221       236       186

PERFORMANCE RATIOS
Return on average assets .......    1.62%     1.59%     1.62%     1.32%     1.49%     1.38%     0.02%     1.76%     1.69%
Return on average common equity    19.84%    17.98%    15.75%    15.56%    23.07%    16.41%     0.27%    20.91%    17.75%
Efficiency ratio ...............   52.05%    52.15%    49.97%    65.17%    64.01%    64.96%    95.40%    50.10%    53.82%

OPERATING CASH
PERFORMANCE RATIOS(1)
Return on average assets .......    1.76%     1.75%     1.76%     1.48%     1.56%     1.39%     1.80%     1.76%     1.69%
Return on average common equity    28.35%    25.84%    20.05%    25.44%    28.29%    16.60%    23.67%    20.91%    17.75%
Efficiency ratio ...............   49.73%    49.86%    47.97%    62.93%    63.10%    64.67%    46.92%    50.10%    53.82%

REGULATORY CAPITAL RATIOS
Tier I leverage ratio ..........    6.44%     6.07%     8.85%     5.44%     6.39%     7.86%     6.82%     8.71%     9.20%
Tier I risk-based capital ratio     8.79%     9.04%    12.39%     8.99%     9.15%    12.58%    11.22%    12.59%    13.08%
Total risk-based capital ratio .   10.04%    10.30%    13.65%    10.22%    10.19%    13.62%    12.41%    13.84%    14.33%

OTHER INFORMATION
Full-time equivalent employees .     544       519       414       532       570       359        43        46        41

Domestic offices:
   Traditional branches ........      33        30        17        18        18         7         1         1         1
   Banking centers in grocery
      stores  ..................    --        --        --          25        22        18      --        --        --
Foreign office .................    --        --        --        --        --        --        --        --        --
                                 -------   -------   -------   -------   -------   -------   -------   -------   -------
   Total offices ...............      33        30        17        43        40        25         1         1         1

ATMs ...........................      26        21        14        56        69        70      --        --        --

1Before amortization of goodwill and core deposit intangible assets and merger expense.
2Amount represents outstanding balance of loans sold and being serviced by the Company, excluding long-term first mortgage residential real estate loans.


                                                                   CONSOLIDATED
                                            OTHER                     COMPANY
                                 -------------------------  -------------------------
(Amounts in millions)              1998     1997     1996     1998     1997     1996
                                 -------  -------  -------  -------  -------  -------
CONDENSED INCOME STATEMENT
Net interest income ............ $  (9.3) $  (6.4) $  (4.4) $ 543.8  $ 412.5  $ 337.7
Noninterest income .............     2.1      4.1      4.8    200.7    146.4    122.0
                                 -------  -------  -------  -------  -------  -------
Total revenue ..................    (7.2)    (2.3)     0.4    744.5    558.9    459.7
Provision for loan losses ......    (0.5)    (0.2)    --       12.2      7.8      6.5
Noninterest expense(1)..........    14.8      9.1      6.4    460.4    335.2    269.8
                                 -------  -------  -------  -------  -------  -------
Pretax cash earnings ...........   (21.5)   (11.2)    (6.0)   271.9    215.9    183.4
Income tax expense (benefit) ...   (11.2)    (5.7)    (2.4)    86.9     73.4     59.8
Minority interest ..............     0.5     --       --        0.5     --       --
                                 -------  -------  -------  -------  -------  -------
Cash earnings1 .................   (10.8)    (5.5)    (3.6)   184.5    142.5    123.6
Amortization of goodwill and CDI     0.6      0.8      0.7     10.7      6.7      3.3
Merger expense .................     3.0      2.7     --       43.0      2.7     --
Income tax (benefit) ...........     0.2     (0.6)    (0.1)   (16.0)    (1.2)    (0.1)
                                 -------  -------  -------  -------  -------  -------
     Net income ................ $ (14.6) $  (8.4) $  (4.2) $ 146.8  $ 134.3  $ 120.4
                                 =======  =======  =======  =======  =======  =======
AVERAGE BALANCE SHEET DATA
Total assets ................... $  (109) $     4  $     2  $13,203  $10,420  $ 7,862
Net loans and leases ...........       8        4        4    7,174    5,072    3,993
Sold loans being serviced(2) ...    --       --       --      1,038      958      856
Allowance for loan losses ......       1        1        1      126       89       83
Total deposits .................     (96)     (11)     (19)   9,507    6,741    5,498
Common equity ..................     (94)     (67)     (29)     896      704      588

END OF YEAR BALANCE SHEET DATA
Total assets ................... $  (271) $   (78) $    26  $16,649  $10,869  $ 8,224
Net loans and leases ...........      11        3        4   10,633    5,669    4,503
Total deposits .................     (27)     (10)     (16)  13,321    7,956    6,009

PERFORMANCE RATIOS
Return on average assets .......                               1.11%    1.29%    1.53%
Return on average common equity                               16.38%   19.08%   20.47%
Efficiency ratio ...............                              68.23%   60.85%   58.47%

OPERATING CASH
PERFORMANCE RATIOS(1)
Return on average assets .......                               1.42%    1.38%    1.58%
Return on average common equity                               26.46%   24.23%   22.84%
Efficiency ratio ...............                              61.10%   59.20%   57.75%

REGULATORY CAPITAL RATIOS
Tier I leverage ratio ..........                               5.98%    6.83%    9.05%
Tier I risk-based capital ratio                                8.46%   11.55%   14.43%
Total risk-based capital ratio .                              11.48%   13.42%   16.65%

OTHER INFORMATION
Full-time equivalent employees .     952      211      213    6,793    4,895    3,874

Domestic offices:
   Traditional branches ........    --       --       --        263      189      130
   Banking centers in
      grocery stores ...........    --       --       --         69       64       44
Foreign office .................    --       --       --          1        1        1
                                 -------  -------  -------  -------  -------  -------
   Total offices ...............    --       --       --        333      254      175

ATMs ...........................      12      145       40      463      509      362

1Before amortization of goodwill and core deposit intangible assets and merger expense.
2Amount represents outstanding balance of loans sold and being serviced by the Company, excluding long-term first mortgage residential real estate loans.

                                 25 - continued

Schedule 2
Distribution Of Assets, Liabilities, And Shareholders' Equity
Average Balance Sheets, Yields And Rates

                                                                1998                                1997
                                                  ----------------------------------  ----------------------------------
                                                               Amount                              Amount
                                                    Average      of         Average     Average      of         Average
(Amounts in millions)                               Balance   Interest(1)    Rate       Balance   Interest(1)    Rate
                                                  ----------  ----------  ----------  ----------  ----------  ----------
ASSETS:
Money market investments ........................ $    1,556  $     88.5        5.69% $    1,506  $     85.4        5.67%

Securities:
         Held to maturity .......................      2,232       153.6        6.88%      1,885       132.3        7.02%
         Available for sale .....................        634        35.3        5.57%        762        51.1        6.71%
         Trading account ........................        429        24.0        5.59%        276        16.2        5.88%
                                                  ----------  ----------              ----------  ----------
                  Total securities ..............      3,295       212.9        6.46%      2,923       199.6        6.83%
                                                  ----------  ----------              ----------  ----------

Loans:
         Loans held for sale ....................        202        14.3        7.07%        163        11.9        7.27%
         Net loans and leases(2).................      6,972       669.3        9.60%      4,909       490.0        9.98%
                                                  ----------  ----------              ----------  ----------
                  Total loans ...................      7,174       683.6        9.53%      5,072       501.9        9.89%
                                                  ----------  ----------              ----------  ----------
Total interest-earning assets ................... $   12,025  $    985.0        8.19% $    9,501  $    786.9        8.28%
                                                              ----------                          ----------
Cash and due from banks .........................        615                                 517
Allowance for loan losses .......................       (126)                                (89)
Goodwill and core deposit intangibles ...........        199                                 116
Other assets ....................................        490                                 375
                                                  ----------                          ----------
                  Total assets .................. $   13,203                          $   10,420
                                                  ==========                          ==========
LIABILITIES:
Interest-bearing deposits:
         Savings and NOW deposits ............... $    1,160  $     33.2        2.86% $      940  $     28.2        3.00%
         Money market and super NOW deposits ....      3,475       123.9        3.57%      2,609        96.4        3.70%
         Time deposits under $100,000 ...........      1,587        82.3        5.19%      1,017        53.1        5.22%
         Time deposits $100,000 or more .........        833        46.1        5.53%        418        23.9        5.70%
         Foreign deposits .......................        182         8.2        4.52%        142         6.4        4.49%
                                                  ----------  ----------              ----------  ----------
                  Total interest-bearing deposits      7,237       293.7        4.06%      5,126       208.0        4.06%
                                                  ----------  ----------              ----------  ----------
Borrowed funds:
         Securities sold, not yet purchased .....        202        10.0        4.97%         92         5.4        5.82%
         Federal funds purchased and security
                  repurchase agreements .........      1,844        87.3        4.74%      2,223       115.1        5.18%
         Commercial paper .......................         28         1.6        5.77%       --          --
         FHLB advances and other borrowings:
                  Less than one year ............         63         4.0        6.28%         84         5.7        6.72%
                  Over one year .................        114         6.6        5.79%        136         8.2        6.02%
         Long-term debt .........................        347        29.1        8.37%        274        24.6        8.98%
                                                  ----------  ----------              ----------  ----------
                  Total borrowed funds ..........      2,598       138.6        5.33%      2,809       159.0        5.66%
                                                  ----------  ----------              ----------  ----------
Total interest-bearing liabilities .............. $    9,835  $    432.3        4.40% $    7,935  $    367.0        4.63%
                                                              ----------                          ----------
Noninterest-bearing deposits ....................      2,269                               1,616
Other liabilities ...............................        194                                 165
                                                  ----------                          ----------
Total liabilities ...............................     12,298                               9,716
Minority interest ...............................          9                                --
Total shareholders' equity ......................        896                                 704
                                                  ----------                          ----------
Total liabilities and shareholders' equity ...... $   13,203                          $   10,420
                                                  ==========                          ==========
Spread on average interest-bearing funds ........                               3.80%                               3.66%
                                                                                ====                                ====
Net interest income and net yield on
         Interest-earning assets ................             $    552.7        4.60%             $    419.9        4.42%
                                                              ==========        ====              ==========        ====

1 Taxable-equivalent rates used where applicable.
2 Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

                                                                   1996                                      1995
                                                   --------------------------------------    --------------------------------------
                                                                  Amount                                    Amount
                                                     Average        of           Average       Average        of           Average
(Amounts in millions)                                Balance     Interest(1)      Rate         Balance     Interest(1)      Rate
                                                   ----------    ----------    ----------    ----------    ----------    ----------
 Money market investments ........................  $      943   $     52.7          5.59%   $      961    $     57.0          5.93%

Securities:
         Held to maturity .......................       1,396          99.1          7.10%        1,183          85.8          7.25%
         Available for sale .....................         707          45.7          6.47%          624          41.3          6.62%
         Trading account ........................         157           9.2          5.87%          147           9.3          6.30%
                                                   ----------    ----------                  ----------    ----------
                  Total securities ..............       2,260         154.0          6.82%        1,954         136.4          6.98%
                                                   ----------    ----------                  ----------    ----------

Loans:
         Loans held for sale ....................         151          11.6          7.62%          116           9.3          7.99%
         Net loans and leases(2).................       3,842         383.8          9.99%        2,975         307.2         10.33%
                                                   ----------    ----------                  ----------    ----------
                  Total loans ...................       3,993         395.4          9.90%        3,091         316.5         10.24%
                                                   ----------    ----------                  ----------    ----------
Total interest-earning assets ...................  $    7,196    $    602.1          8.37%   $    6,006    $    509.9          8.49%
                                                                 ----------                                ----------
Cash and due from banks .........................         409                                       368
Allowance for loan losses .......................         (83)                                      (76)
Goodwill and core deposit intangibles ...........          47                                        25
Other assets ....................................         293                                       257
                                                   ----------                                ----------
                  Total assets ..................  $    7,862                                $    6,580
                                                   ==========                                ==========

LIABILITIES:
Interest-bearing deposits:
         Savings and NOW deposits ...............  $      828    $     26.0          3.14%   $      873    $     26.6          3.04%
         Money market and super NOW deposits ....       2,168          78.2          3.61%        1,640          66.4          4.05%
         Time deposits under $100,000 ...........         828          43.3          5.23%          705          36.8          5.22%
         Time deposits $100,000 or more .........         284          16.0          5.60%          187          10.9          5.82%
         Foreign deposits .......................         121           5.4          4.46%          139           7.2          5.16%
                                                   ----------    ----------                  ----------    ----------
                  Total interest-bearing deposits       4,229         168.9          3.99%        3,544         147.9          4.17%
                                                   ----------    ----------                  ----------    ----------
Borrowed funds:
         Securities sold, not yet purchased .....          77           4.5          5.85%           90           5.6          6.23%
         Federal funds purchased and security
                  repurchase agreements .........       1,365          68.4          5.02%        1,067          58.3          5.47%
         Commercial paper .......................        --            --                          --            --
         FHLB advances and other borrowings:
                  Less than one year ............          66           4.3          6.47%          131           8.8          6.70%
                  Over one year .................          88           5.3          6.04%           97           5.8          5.96%
         Long-term debt .........................          63           5.6          8.78%           62           5.5          8.86%
                                                   ----------    ----------                  ----------    ----------
                  Total borrowed funds ..........       1,659          88.1          5.31%        1,447          84.0          5.80%
                                                   ----------    ----------                  ----------    ----------
Total interest-bearing liabilities ..............  $    5,888    $    257.0          4.37%   $    4,991    $    231.9          4.65%
                                                                 ----------                                ----------
Noninterest-bearing deposits ....................       1,269                                     1,013
Other liabilities ...............................         117                                       111
                                                   ----------                                ----------
Total liabilities ...............................       7,274                                     6,115
Minority interest ...............................        --                                        --
Total shareholders' equity ......................         588                                       465
                                                   ----------                                ----------
Total liabilities and shareholders' equity ......  $    7,862                                $    6,580
                                                   ==========                                ==========
Spread on average interest-bearing funds ........                                    4.00%                                     3.84%
                                                                                     ====                                      ====
Net interest income and net yield on
         Interest-earning assets ................                $    345.1          4.80%                 $    278.0          4.63%
                                                                 ==========          ====                  ==========          ====

1 Taxable-equivalent rates used where applicable.
2 Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

                                                                   1994
                                                   --------------------------------------
                                                                  Amount
                                                     Average        of           Average
(Amounts in millions)                                Balance     Interest(1)      Rate
                                                   ----------    ----------    ----------
Money market investments ........................  $      883    $     35.6          4.03%

Securities:
         Held to maturity .......................         963          60.4          6.27%
         Available for sale .....................         560          32.1          5.74%
         Trading account ........................         291          16.5          5.68%
                                                   ----------    ----------
                  Total securities ..............       1,814         109.0          6.01%
                                                   ----------    ----------

Loans:
         Loans held for sale ....................         188          12.3          6.56%
         Net loans and leases(2).................       2,751         253.1          9.20%
                                                   ----------    ----------
                  Total loans ...................       2,939         265.4          9.03%
                                                   ----------    ----------
Total interest-earning assets ...................  $    5,636    $    410.0          7.28%
                                                                 ----------
Cash and due from banks .........................         370
Allowance for loan losses .......................         (75)
Goodwill and core deposit intangibles ...........          19
Other assets ....................................         216
                                                   ----------
                  Total assets ..................  $    6,166
                                                   ==========

LIABILITIES:
Interest-bearing deposits:
         Savings and NOW deposits ...............  $      875    $     25.4          2.90%
         Money market and super NOW deposits ....       1,460          44.6          3.05%
         Time deposits under $100,000 ...........         566          22.1          3.91%
         Time deposits $100,000 or more .........         133           5.3          3.95%
         Foreign deposits .......................         108           4.4          4.10%
                                                   ----------    ----------
                  Total interest-bearing deposits       3,142         101.8          3.24%
                                                   ----------    ----------
Borrowed funds:
         Securities sold, not yet purchased .....         184          11.0          5.95%
         Federal funds purchased and security
                  repurchase agreements .........       1,081          42.2          3.91%
         Commercial paper .......................        --            --
         FHLB advances and other borrowings:
                  Less than one year ............         134           6.9          5.20%
                  Over one year .................         119           5.5          4.60%
         Long-term debt .........................          64           5.1          8.00%
                                                   ----------    ----------
                  Total borrowed funds ..........       1,582          70.7          4.47%
                                                   ----------    ----------
Total interest-bearing liabilities ..............  $    4,724    $    172.5          3.65%
                                                                 ----------
Noninterest-bearing deposits ....................         972
Other liabilities ...............................          86
                                                   ----------
Total liabilities ...............................       5,782
Minority interest ...............................        --
Total shareholders' equity ......................         384
                                                   ----------
Total liabilities and shareholders' equity ......  $    6,166
                                                   ==========

Spread on average interest-bearing funds ........                                    3.62%
                                                                                     ====
Net interest income and net yield on
         Interest-earning assets ................                $    237.5          4.21%
                                                                 ==========          ====

1 Taxable-equivalent rates used where applicable.
2 Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

                                 27 - continued

Schedule 3
Analysis Of Interest Changes Due To Volume And Rate


                                             1998 over 1997             1997 over 1996
                                             Changes due to             Changes due to
                                            ----------------   Total   ----------------   Total
(Amounts in Millions)                       Volume   Rate(1)  changes  Volume   Rate(1)  Changes
                                            -------  -------  -------  -------  -------  -------
Interest-earning assets:
Money market investments .................. $   2.8  $   0.3  $   3.1  $  31.9  $   0.8  $  32.7

Securities:
    Held to maturity ......................    23.9     (2.6)    21.3     34.5     (1.3)    33.2
    Available for sale ....................    (7.1)    (8.7)   (15.8)     3.6      1.8      5.4
    Trading account .......................     8.6     (0.8)     7.8      7.0     --        7.0
                                            -------  -------  -------  -------  -------  -------
      Total securities ....................    25.4    (12.1)    13.3     45.1      0.5     45.6
                                            -------  -------  -------  -------  -------  -------
Loans:
    Loans held for sale ...................     2.7     (0.3)     2.4      0.9     (0.6)     0.3
    Net loans and leases(2)................   198.0    (18.7)   179.3    106.5     (0.3)   106.2
                                            -------  -------  -------  -------  -------  -------
      Total loans .........................   200.7    (19.0)   181.7    107.4     (0.9)   106.5
                                            -------  -------  -------  -------  -------  -------
Total interest-earning assets ............. $ 228.9  $ (30.8) $ 198.1  $ 184.4  $   0.4  $ 184.8
                                            -------  -------  -------  -------  -------  -------

Interest-bearing liabilities:
Interest-bearing deposits:
    Savings and NOW deposits .............. $   6.3  $  (1.3) $   5.0  $   3.4  $  (1.2) $   2.2
    Money market and super NOW deposits ...    30.9     (3.4)    27.5     16.3      1.9     18.2
    Time deposits under $100,000 ..........    29.5     (0.3)    29.2      9.9     (0.1)     9.8
    Time deposits $100,000 or more ........    22.9     (0.7)    22.2      7.6      0.3      7.9
    Foreign deposits ......................     1.8       --      1.8      1.0     --        1.0
                                            -------  -------  -------  -------  -------  -------
      Total interest-bearing deposits .....    91.4     (5.7)    85.7     38.2      0.9     39.1
                                            -------  -------  -------  -------  -------  -------
Borrowed funds:
    Securities sold, not yet purchased ....     5.4     (0.8)     4.6      0.9     --        0.9
    Federal funds purchased and
      security repurchase agreements ......   (18.0)    (9.8)   (27.8)    44.4      2.3     46.7
    Commercial paper ......................     0.8      0.8      1.6     --       --       --
    FHLB advances and other borrowings:
      Less than one year ..................    (1.3)    (0.4)    (1.7)     1.2      0.2      1.4
      Over one year .......................    (1.3)    (0.3)    (1.6)     2.9     --        2.9
    Long-term debt ........................     6.1     (1.6)     4.5     18.9      0.1     19.0
                                            -------  -------  -------  -------  -------  -------
      Total borrowed funds ................    (8.3)   (12.1)   (20.4)    68.3      2.6     70.9
                                            -------  -------  -------  -------  -------  -------
Total interest-bearing liabilities ........ $  83.1  $ (17.8) $  65.3  $ 106.5  $   3.5  $ 110.0
                                            -------  -------  -------  -------  -------  -------
Change in net interest income ............. $ 145.8  $ (13.0) $ 132.8  $  77.9  $  (3.1) $  74.8
                                            =======  =======  =======  =======  =======  =======

1 Taxable-equivalent income used where applicable.
2 Net of unearned income and fees. Loans include nonaccrual and restructured loans.

In the analysis of interest changes due to volume and rate, the changes due to the volume/rate variance have been allocated to volume with the following exceptions: when volume and rate have both increased, the variance has been allocated proportionately to both volume and rate; when the rate has increased and volume has decreased, the variance has been allocated to rate.

PROVISION FOR LOAN LOSSES

The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. See the discussion on allowance for loan losses under Risk Elements. The provision for loan losses was $12.2 million in 1998 compared to $7.8 million in 1997 and $6.5 million in 1996. The provision was .17% of average loans for 1998, .15% in 1997 and .16% for 1996.

NONINTEREST INCOME

Noninterest income comprised 26.6% of net revenue in 1998 compared to 25.8% in 1997 and 26.1% in 1996. Noninterest income was $200.7 million in 1998, an increase of 37.1% over $146.4 million in 1997, which was up 20.0% over $122.0 million in 1996. Noninterest income for 1998 includes $5.3 million from Sumitomo since the acquisition date. Without Sumitomo, noninterest income increased 33.5% from 1997. Schedule 4 shows the major components of noninterest income.

Schedule 4
Noninterest Income

                                                Percent              Percent             Percent            Percent
(Amounts in millions)                   1998     Change   1997        Change    1996      Change    1995     Change   1994
                                      --------    ----  --------       ----   --------     ----   -------     ----   -------
Service charges on deposit accounts   $   58.2    20.0% $   48.5       22.8%  $   39.5     20.4%  $  32.8     18.4%  $  27.7
Other service charges,
     Commissions and fees .........       54.7    35.1      40.5       32.4       30.6     18.6      25.8     12.2      23.0
Trust income ......................        9.4    38.2       6.8       30.8        5.2     20.9       4.3   --           4.3
Investment securities
     Gains (losses), net ..........        2.1   141.2      (5.1)  (1,175.0)      (0.4)  (300.0)     (0.1)    75.0      (0.4)
Underwriting and trading
     Income (loss) ................        9.2    61.4       5.7      111.1        2.7    325.0      (1.2)  (233.3)      0.9
Loan sales and servicing income ...       50.4    24.8      40.4       10.4       36.6     44.7      25.3     66.4      15.2
Other income ......................       16.7    74.0       9.6       23.1        7.8    (12.4)      8.9      7.2       8.3
                                      --------          --------              --------            -------            -------
Total .............................   $  200.7    37.1% $  146.4       20.0%  $  122.0     27.3%  $  95.8     21.3%  $  79.0
                                      ========          ========              ========            =======            =======

The 20.0% and 22.8% increases in deposit service charges for 1998 and 1997 reflect the continued increase of the Company's deposit base through acquisitions and internal growth, as well as price adjustments. Other service charges, commissions and fees, which include investment brokerage and fiscal agent fees, electronic delivery system fees, insurance commissions, merchant fee income and other miscellaneous fees were $54.7 million in 1998, an increase of 35.1% over 1997 which was 32.4% above 1996. Loan sales and servicing income rose 24.8% in 1998 to $50.4 million over $40.4 million in 1997 which was 10.4% above 1996. Underwriting and trading income increased 61.4% to $9.2 million in 1998 from $5.7 million in 1997. During 1998, the Company commenced the providing of online executable government bond sales over Bloomberg and the Internet and the underwriting of municipal revenue bonds.

Trust income increased to $9.4 million in 1998, up 38.2% from 1997, which was up 30.8% from 1996. Managed trust funds, including $649 million managed by California Bank & Trust, increased 58.2% to $2,876 million at year-end 1998 compared to $1,818 million at year-end 1997. Other income, which includes certain fees, income from unconsolidated subsidiaries and associated companies; net gains on sales of fixed assets, mortgage servicing and other assets, and other items was $16.7 million in 1998 an increase of 74.0% from 1997. The increase for 1998 was mainly due to increased income from the Company's investments in MACC Private Equities, Inc. and Federal Agricultural Mortgage Corporation accounted for under the equity method, income from bank-owned life insurance policies and increased gains from the sale of mortgage servicing.

NONINTEREST EXPENSE

The Company's noninterest expense was $514.1 million in 1998, an increase of 49.2% over $344.6 million in 1997, which was up 26.2% over the $273.1 million in 1996. Included in 1998 expense was $43.0 million in merger expenses related to the Company's acquisitions during 1998. Also included for 1998 was an additional $35.9 million of other Sumitomo expense since the acquisition date. Without the merger and Sumitomo expense, noninterest expense for 1998 increased 26.3% over 1997. Schedule 5 shows the major components of noninterest expense.

Schedule 5
Noninterest Expense


                                            Percent           Percent           Percent           Percent
(Amounts in millions)                1998   Change     1997   Change     1996   Change     1995   Change    1994
                                   -------  -------  -------  -------  -------  -------  -------  -------  -------
Salaries and benefits ............ $ 249.6     35.1% $ 184.7     22.7% $ 150.5     21.8% $ 123.6     13.6% $ 108.8
Occupancy, net ...................    30.1     59.3     18.9     21.9     15.5      5.4     14.7      9.7     13.4
Furniture and equipment ..........    36.2     28.8     28.1     34.4     20.9     44.1     14.5     19.8     12.1
Other real estate expense ........     0.7     75.0      0.4    100.0      0.2    (75.0)     0.8     14.3      0.7
Legal and professional services ..    15.3     71.9      8.9     39.1      6.4      6.7      6.0     (4.8)     6.3
Supplies .........................    11.3     22.8      9.2     22.7      7.5     31.6      5.7     11.8      5.1
Postage ..........................    10.3     37.3      7.5     19.0      6.3      3.3      6.1     10.9      5.5
Advertising ......................    11.9     56.6      7.6     26.7      6.0     11.1      5.4     50.0      3.6
FDIC premiums ....................     1.4     75.0      0.8    700.0      0.1    (98.0)     4.9    (43.7)     8.7

Merger expense ...................    43.0  1,492.6      2.7     --       --       --       --       --       --
Amortization of goodwill/
   and core deposit intangibles ..    10.7     59.7      6.7    103.0      3.3     22.2      2.7      3.8      2.6

Amortization of mortgage
     servicing assets ............     5.5    161.9      2.1     61.5      1.3      8.3      1.2    (29.4)     1.7
Other expenses ...................    88.1     31.5     67.0     21.6     55.1     24.9     44.1     18.5     37.2
                                   -------           -------           -------           -------           -------
Total ............................ $ 514.1     49.2% $ 344.6     26.2% $ 273.1     18.9% $ 229.7     11.7% $205.70
                                   =======           =======           =======           =======           =======

In 1998 and 1997, salaries and employee benefits increased primarily as a result of increased staffing from acquisitions and the opening of new offices, as well as general salary increases and bonuses which are based on increased profitability. The occupancy, furniture and equipment expense increase resulted primarily from the addition of office facilities, installation of personal computers and local area networks and expenses related to technology initiatives. The increase in all other expenses resulted primarily from increases related to acquisitions and expansion and increased expenditures in selected areas to enhance revenue growth.

On December 31, 1998, the Company had 6,793 full-time equivalent employees and 333 offices for increases of 38.8% and 31.1%, respectively, compared to year-end 1997. On December 31, 1997, the Company had 4,895 full-time equivalent employees and 254 offices for increases of 26.4% and 45.1%, respectively, compared to year-end 1996.

The Company's operating cash "efficiency ratio," or noninterest expenses, excluding amortization of goodwill and core deposit intangibles and merger expenses, as a percentage of total taxable-equivalent net revenues, increased to 61.10% in 1998 compared to 59.20% in 1997 and 57.75% in 1996.

INCOME TAXES

The Company's income tax expense for 1998 was $70.9 million compared to $72.2 million in 1997 and $59.7 million in 1996. The Company's effective income tax rate was 32.5% in 1998, 35.0% in 1997 and 33.1% in 1996. The decrease in the effective tax rate for 1998 results primarily from decisions regarding a corporate reorganization over the past year.

Balance Sheet Analysis

EARNING ASSETS

Earning assets consist of money market investments, securities and loans. A comparative average balance sheet report, including earning assets, is presented in Schedule 2.

Average earning assets increased 26.6% to $12,025 million in 1998 compared to $9,501 million in 1997. Earning assets comprised 91.1% of total average assets in 1998 compared with 91.2% in 1997.

Average money market investments, consisting of interest-bearing deposits, federal funds sold and security resell agreements increased 3.3% to $1,556 million in 1998 compared to $1,506 million in 1997.

Average securities increased 12.8% to $3,295 million in 1998, compared to $2,923 million in 1997. Average held to maturity securities increased 18.4% to $2,232 million, available for sale securities decreased 16.7% to $634 million and trading account securities increased 55.9% to $429 million.

Average net loans and leases increased 41.4% to $7,174 million in 1998 compared to $5,072 million in 1997, representing 59.7% of earning assets in 1998 compared to 53.4% in 1997. Average net loans and leases were 75.5% of average total deposits in 1998, as compared to 75.2% in 1997.

Schedule 6
Investment Securities Portfolio

                                                                      December 31,
                                            ----------------------------------------------------------------
                                                     1998                 1997                  1996
                                            --------------------  --------------------  --------------------
                                            Amortized    Market   Amortized    Market   Amortized    Market
(Amounts in millions)                          Cost      Value       Cost      Value       Cost      Value
                                            ---------  ---------  ---------  ---------  ---------  ---------
HELD TO MATURITY:
     U.S. Treasury securities ............  $      62  $      62  $       4  $       4  $      33  $      33
     U.S. government agencies
        and corporations:
               Small Business
                  Administration loan-
                  backed securities ......        358        356        441        449        488        492
              Other agency securities ....        940        944      1,426      1,432        643        642
     States and political subdivisions ...        285        293        240        245        269        274
     Mortgage-backed securities ..........      1,159      1,166         89         90         76         77
                                            ---------  ---------  ---------  ---------  ---------  ---------
                                                2,804      2,821      2,200      2,220      1,509      1,518
                                            ---------  ---------  ---------  ---------  ---------  ---------
AVAILABLE FOR SALE:
     U.S. Treasury securities ............         46         47         37         38         30         30
     U.S. government agencies
           and corporations:
               Small Business
                  Administration originator
                  fees certificates ......         85         69         75         72         50         46
              Other agency securities ....        112        113        347        347        173        172
     States and political subdivisions ...         15         16         31         32         42         44
        Mortgage- and other asset-backed
              securities .................        179        180         83         84        262        256
                                            ---------  ---------  ---------  ---------  ---------  ---------
                                                  437        425        573        573        557        548
                                            ---------  ---------  ---------  ---------  ---------  ---------
     Equity securities:
     Mutual funds:
         Accessor Funds, Inc. ............        117        118        109        111        109        109
     Stock:
         Federal Home Loan Bank ..........        101        101         98         98         85         85
         Other ...........................         36         41         24         25         18         18
                                            ---------  ---------  ---------  ---------  ---------  ---------
                                                  254        260        231        234        212        212
                                            ---------  ---------  ---------  ---------  ---------  ---------
                                                  691        685        804        807        769        760
                                            ---------  ---------  ---------  ---------  ---------  ---------
        Total ............................  $   3,495  $   3,506  $   3,004  $   3,027  $   2,278  $   2,278
                                            =========  =========  =========  =========  =========  =========

INVESTMENT SECURITIES PORTFOLIO

Schedule 6 presents the Company's year-end investment securities on December 31, 1998, 1997 and 1996. Schedules 7 presents the Company's maturities and average yields on securities on December 31, 1998. See Note 3 of Notes to Consolidated Financial Statements for additional information about securities.


Schedule 7
Maturities And Average Yields On Securities
On December 31, 1998


                                                                      After one         After five
                                                                      but within        but within
                               Total Securities   Within one year     five years        ten years       After ten years
                                ---------------   ---------------   ---------------   ---------------   ---------------
(Amounts in Millions)           Amount   Yield*   Amount   Yield*   Amount   Yield*   Amount   Yield*   Amount   Yield*
                                ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
HELD TO MATURITY:
U.S. Treasury securities .....  $   62      6.0%  $   61      6.0%  $    1      6.3%  $ --              $ --
U. S. government agencies
  And corporations:
    Small Business
         Administration
         loan-backed
         securities ..........     358      6.5%      75      6.5%     157      6.4%      83      6.5%      43     6.6%
    Other agency securities...     940      6.3%      41      5.8%     337      6.5%     530      6.2%      32     7.7%
States and political
  Subdivisions ...............     285      7.8%      41      7.4%     129      7.8%      64      7.9%      51     7.6%
Mortgage-backed securities....   1,159      6.4%     393      6.4%     606      6.4%     135      6.4%      25     6.4%
                                ------            ------            ------            ------            ------
                                 2,804      6.5%     611      6.4%   1,230      6.6%     812      6.4%     151     7.1%
                                ------            ------            ------            ------            ------
AVAILABLE FOR SALE:
U.S. Treasury securities .....      46      6.1%      29      6.0%      17      6.2%    --                --
U. S. government agencies
  And corporations:
    Small Business
         Administration
          originator fees
          certificates** .....      85      3.6%      13      3.6%      37      3.6%      22      3.6%      13     3.6%
    Other agency .............     112      6.1%      11      5.8%      92      6.1%       8      6.3%       1     5.3%
securities
States and political
  Subdivisions ...............      15      7.2%       2      5.8%       7      7.6%       6      7.1%    --

Mortgage- and other asset-
  backed securities ..........     179      6.0%      39      5.7%      79      6.0%      28      6.0%      33     6.3%
                                ------            ------            ------            ------            ------
                                   437      6.7%      94      6.3%     232      6.6%      64      7.3%      47     7.1%
                                ------            ------            ------            ------            ------
Equity securities:
  Mutual funds:
    Accessor Funds, Inc. .....     117      4.7%    --                --                --                 117     4.7%
Stock:
  Federal Home Loan Bank .....     101      7.5%    --                --                --                 101     7.5%
  Other ......................      36      9.5%    --                --                --                  36     9.5%
                                ------            ------            ------            ------            ------
                                   254      6.5%    --                --                --                 254     6.5%
                                ------            ------            ------            ------            ------
                                   691      6.6%      94      6.3%     232      6.6%      64      7.3%     301     6.6%
                                ------            ------            ------            ------            ------
Total ........................  $3,495      6.5%  $  705      6.4%  $1,462      6.6%  $  876      6.4%  $  452     6.8%
                                ======            ======            ======            ======            ======

*    Taxable-equivalent rates used where applicable.
**  Rates determined using a 16% constant prepayment rate.

LOAN PORTFOLIO

During 1998, the Company consummated securitized loan sales of automobile loans, credit card receivables, home equity credit lines, Small Business Administration and Federal Agricultural Mortgage Corporation ("Farmer Mac") loans totaling $895 million. The Company also sold $1,238 million of long-term residential mortgage loans, SBA loans, Farmer Mac loans and student loans classified as held for sale. After these sales, loans and leases on December 31, 1998 totaled $10,682 million, an increase of 87.0% compared to $5,713 million on December 31, 1997. Included in this increase are loans from acquisitions totaling $3,917 million. Excluding the acquired loans the increase for 1998 compared to 1997 was 18.4%.

Schedule 8 sets forth the amount of loans outstanding by type on December 31 for the years indicated and the maturity distribution and sensitivity to changes in interest rates of the portfolio on December 31, 1998.

Schedule 8
Loan Portfolio By Type

                                                  December 31, 1998
                                           ----------------------------------
                                                    One Year
                                                    Through    Over                       December 31,
                                           One year  five      Five            ----------------------------------
(Amounts in millions)                      or Less   Years    Years    Total     1997     1996     1995     1994
                                           -------  -------  -------  -------  -------  -------  -------  -------
Loans held for sale .....................  $   232  $   --   $   -    $   232  $   179  $   151  $   126  $   109

Commercial, financial and agricultural ..    1,609      756      327    2,692    1,445    1,087      923      614

Real estate:
     Construction .......................      667      191        9      867      567      385      315      247
     Other:
        Home equity credit line .........       78       42      102      222      179      231      152       56
        1-4 family residential ..........      233      306    1,648    2,187      818      689      520      573
        Other real estate-secured .......      550    1,061    2,013    3,624    1,726    1,410      973      631
                                           -------  -------  -------  -------  -------  -------  -------  -------
                                             1,528    1,600    3,772    6,900    3,290    2,715    1,960    1,507
                                           -------  -------  -------  -------  -------  -------  -------  -------
Consumer:
     Bankcard ...........................       34       52        1       87       67       48       65       44
     Other ..............................      144      252       56      452      458      341      326      381
                                           -------  -------  -------  -------  -------  -------  -------  -------
                                               178      304       57      539      525      389      391      425
                                           -------  -------  -------  -------  -------  -------  -------  -------

Lease financing .........................        9      153       51      213      176      160      133      129

Foreign loans ...........................       21        7       16       44      --       --       --       --

Other receivables .......................       36       21        5       62       98       45       35       33
                                           -------  -------  -------  -------  -------  -------  -------  -------
        Total loans .....................  $ 3,613  $ 2,841  $ 4,228  $10,682  $ 5,713  $ 4,547  $ 3,568  $ 2,817
                                           =======  =======  =======  =======  =======  =======  =======  =======
 Loans maturing in more than one year:
     With fixed interest rates ..........           $ 1,490  $ 2,467  $ 3,957
     With variable interest rates .......             1,351    1,761    3,112
                                                    -------  -------  -------
        Total ...........................           $ 2,841  $ 4,228  $ 7,069
                                                    =======  =======  =======


SOLD LOANS BEING SERVICED

On December 31, 1998, long-term first mortgage real estate loans serviced for others amounted to $1,995 million compared to $1,897 million on December 31, 1997, and $1,542 million on December 31, 1996.

Consumer and other loan securitizations serviced, which relate primarily to loans sold under revolving securitization structures, totaled $1,057 million on December 31, 1998, $1,050 million on December 31, 1997, and $868 million on December 31, 1996.

The Company's activity in its sold loans being serviced portfolio (excluding long-term first mortgage real estate loans) is summarized as follows:


Schedule 9
Sold Loans Being Serviced


                                       1998                     1997                       1996
                             ------------------------  ------------------------  ------------------------
                                          Outstanding               Outstanding               Outstanding
(Amounts in millions)           Sales     at year end     Sales     at year end     Sales     at year end
                             -----------  -----------  -----------  -----------  -----------  -----------
Auto loans ................  $       198  $       345  $       201  $       389  $       284  $       434
Home equity credit lines ..          261          261          342          327          180          220
Bankcard receivables ......          283          134          232           79          238           85
Home refinance loans ......         --             23         --             45         --             68
SBA 504 loans .............            4          100          115          131         --             31
SBA 7(a) loans ............           39           90           38           56           41           30
Farmer Mac ................          110          104           23           23         --           --
                             -----------  -----------  -----------  -----------  -----------  -----------
     Total ................  $       895  $     1,057  $       951  $     1,050  $       743  $       868
                             ===========  ===========  ===========  ===========  ===========  ===========


DEPOSITS AND BORROWED FUNDS

As derived from Schedule 2, total average deposits increased 41.0% to $9,506 million in 1998 from $6,742 million in 1997. Average noninterest-bearing deposits increased 40.5%, average savings and NOW deposits increased 23.5%, average money market and super NOW deposits increased 33.2%, and average time deposits under $100,000 increased 56.1%. Average time deposits over $100,000 increased 99.3% over 1997 average balances and average foreign deposits increased 28.5% for 1998, as compared with 1997.

Total deposits increased 67.4% to $13,321 million on December 31, 1998 as compared to $7,956 million on December 31, 1997. Included in this increase are deposits from acquisitions totaling $4,666 million. Without the acquired deposits the increase was 8.8%. Comparing December 31, 1998 to December 31, 1997, demand deposits increased 52.1%, savings and money market deposits increased 52.8%, time deposits under $100,000 increased 101.0%, while time deposits over $100,000 increased 179.6% and foreign deposits increased 11.6%.

See Notes 9, 10 and 11 of Notes to Consolidated Financial Statements and the discussion under Liquidity Risk Management for information on borrowed funds.

CAPITAL

The Company's basic financial objective is to consistently produce superior risk-adjusted returns on its shareholders' capital. The Company believes that a strong capital position is vital to continued profitability and to promote depositor and investor confidence. The Company's goal is to steadily achieve a high return on shareholders' equity, while at the same time maintaining "risk-based capital" of not less than the "well-capitalized" threshold, as defined by federal banking regulators.

Total shareholders' equity on December 31, 1998 was $1,014 million, an increase of 36.6% over the $742 million on December 31, 1997. The ratio of average equity to average assets for the year 1998 was 6.79%, compared to 6.76% for 1997.

During 1998, 1997 and 1996, the Company repurchased and retired 625,288, 3,809,724 and 1,306,042 shares of its common stock at a cost of $26.7 million, $134.6 million and $25.1 million, respectively.

On December 31, 1998, the Company's Tier 1 leverage ratio was 5.98%, as compared to 6.83% on December 31, 1997. On December 31, 1998, the Company's Tier 1 risk-based capital ratio was 8.46%, as compared to 11.55% on December 31, 1997. On December 31, 1998 the Company's total risk-based capital ratio was 11.48%, as compared to 13.42% on December 31, 1997. Regulatory minimum capital adequacy ratios for Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital are 3%, 4% and 8%, respectively. Ratios to be considered well capitalized are 5%, 6% and 10%, respectively. The decreases in regulatory capital ratios from 1997 are primarily related to the acquisition of The Sumitomo Bank of California. See Note 17 of Notes to Consolidated Financial Statements for additional information on risk-based capital.

DIVIDENDS

Dividends per share were $.54 in 1998, an increase of 14.9% over $.47 in 1997, which were up 10.6% over $.425 in 1996. The Company's quarterly dividend rate was $.1025 for the first and second quarters of 1996, increasing to $.11 per share for the third and fourth quarters of 1996 and the first quarter of 1997, increasing to $.12 per share for the second, third and fourth quarters of 1997 and the first quarter of 1998, increasing to $.14 per share for the second, third and fourth quarters of 1998.

RISK ELEMENTS

CREDIT RISK MANAGEMENT

Management of credit risk is essential in maintaining a safe and sound institution. The Company has structured its organization to separate the lending function from the credit administration function to strengthen the control and independent evaluation of credit activities. Loan policies and procedures provide the Company with a framework for consistent underwriting and a basis for sound credit decisions. In addition, the Company has well-defined standards for grading its loan portfolio, and management utilizes a comprehensive loan grading system to determine risk potential in the portfolio. A separate internal credit examination department periodically conducts examinations of the quality, documentation and administration of the Company's lending departments, and submits reports thereon to a committee of the board of directors. Emphasis is placed on early detection of potential problem credits so that action plans can be developed on a timely basis to mitigate losses.

Another aspect of the Company's credit risk management strategy is the diversification of the loan portfolio. At year end, the Company had 2% of its portfolio in loans held for sale, 25% in commercial loans, 65% in real estate loans, 5% in consumer loans, 2% in lease financing and 1% in other loans. The Company's real estate portfolio is also diversified. Of the total portfolio, 12% is in real estate construction loans, 3% is in home equity credit lines, 32% is in 1-4 family residential loans and 53% is in commercial loans secured by real estate. The Company's commercial real estate concentration is in part mitigated by its emphasis of lending programs sponsored by the Small Business Administration, which carries the preponderance of credit risk on these types of loans. The Company also focuses on the provision of commercial real estate credit to borrowers that occupy the facility. In addition, the Company attempts to avoid the risk of an undue concentration of credits in a particular industry or trade group. See Note 5 of Notes to Consolidated Financial Statements for further information on concentrations of credit risk. The Company has no significant exposure to highly leveraged transactions. Most of the Company's business activity is with customers located within the states of Utah, Idaho, California, Colorado, Arizona, Nevada and Washington. Also, the Company does not have significant exposure to any individual customer or counterparty.

NONPERFORMING ASSETS

Nonperforming assets include nonaccrual loans, restructured loans and other real estate owned. Loans are generally placed on nonaccrual status when the loan is 90 days or more past due as to principal or interest, unless the loan is in the process of collection and well-secured. Consumer loans are not placed on a nonaccrual status, inasmuch as they are generally charged off when they become 120 days past due. Loans are restructured to provide a reduction or deferral of interest or principal payments when the financial condition of the borrower deteriorates and requires that the borrower be given temporary or permanent relief from the original contractual terms of the credit. Other real estate owned is primarily acquired through or in lieu of foreclosure on credits secured by real estate.

The Company's nonperforming assets were $64 million on December 31, 1998, up from $24 million on December 31, 1997. Such nonperforming assets as a percentage of net loans and leases, other real estate owned and other nonperforming assets were .60% on December 31, 1998, as compared to .41% on December 31, 1997. Included in nonperforming assets on December 31, 1998 are $23 million in nonaccrual loans and $4 million in restructured loans acquired in The Sumitomo Bank of California acquisition.

Accruing loans past due 90 days or more totaled $26 million on December 31, 1998, up from $11 million on December 31, 1997. These loans equaled .24% of net loans and leases on December 31, 1998, as compared to .19% on December 31, 1997.

No loans were considered potential problem loans on December 31, 1998 or 1997. Potential problem loans are defined as loans presently on accrual and not contractually past due 90 days or more and not restructured, but about which management has serious doubt as to the future ability of the borrower to comply with present repayment terms and which may result in the reporting of the loans as nonperforming assets in the future.

The Company's total recorded investment in impaired loans included in nonaccrual loans and leases amounted to $41 million and $10 million on December 31, 1998 and 1997, respectively. The Company considers a loan to be impaired when the accrual of interest has been discontinued and meets other criteria under the statements. The amount of the impairment is measured based on the present value of expected cash flows, the observable market price of the loan, or the fair value of the collateral. Impairment losses are included in the allowance for loan losses through a provision for loan losses. Included in the allowance for loan losses on December 31, 1998 and 1997, is an allowance of $5 million and $0.3 million, respectively, on $11.6 million and $1.9 million, respectively, of the recorded investment in impaired loans. Included in the 1998 totals are $23 million investment in impaired loans and a reserve of $4 million for these loans acquired in the Sumitomo acquisition.

Schedule 10
Nonperforming Assets


                                                               December 31,
                                                  ------------------------------------
(Amounts in millions)                             1998    1997    1996    1995    1994
                                                  ----    ----    ----    ----    ----
Nonaccrual loans:
    Commercial, financial and agricultural .....  $ 11    $  5    $  7    $  4    $  3
    Real estate ................................    39      10       7       7       8
    Consumer ...................................     1     --        1       1       1
    Lease financing ............................     3       1       1       2       2
    Other ......................................   --      --      --      --        4
                                                  ----    ----    ----    ----    ----
      Total ....................................    54      16      16      14      18
                                                  ----    ----    ----    ----    ----
Restructured loans:
    Real estate ................................     5       2       2       1       1
Other real estate owned:
    Commercial, financial and agricultural:
      Improved .................................   --        2     --      --        4
      Unimproved ...............................   --        1     --      --        1
    Residential:
      1-4 Family ...............................     2       1       1       2     --
      Multi-family .............................   --      --      --        1     --
    Other ......................................     3       2       2       2       3
                                                  ----    ----    ----    ----    ----
      Total ....................................     5       6       3       5       8
Other nonperforming assets .....................   --      --      --      --        3
                                                  ----    ----    ----    ----    ----
      Total ....................................     5       6       3       5      11
                                                  ----    ----    ----    ----    ----
      Total ....................................  $ 64    $ 24    $ 21    $ 20    $ 30
                                                  ====    ====    ====    ====    ====
% of Net loans* and leases, other real estate
    owned and other nonperforming assets .......   .60%    .41%    .45%    .56%   1.08%

Accruing loans past due 90 days or more:
    Commercial, financial and agricultural .....  $  5    $  2    $  2    $  1    $  1
    Real estate ................................    20       7       3       4       2
    Consumer
                                                     1       2       1       1       1
                                                  ----    ----    ----    ----    ----
      Total ....................................  $ 26    $ 11    $  6    $  6    $  4
                                                  ====    ====    ====    ====    ====

% of Net loans* and leases .....................   .24%    .19%    .13%    .16%    .12%

*Includes loans held for sale.


ALLOWANCE FOR LOAN LOSSES

The Company's allowance for loan losses was 1.93% of net loans and leases on December 31, 1998 compared to 1.62% on December 31, 1997. Net charge-offs in 1998 were $15 million, or .21% of average loans and leases, compared to net charge-offs of $9 million, or .19% of average net loans and leases in 1997 and net charge-offs of $5 million, or .13% of average net loans and leases in 1996.

The allowance, as a percentage of nonaccrual loans and restructured loans, was 347.86% on December 31, 1998, compared to 514.18% on December 31, 1997 and 490.77% on December 31, 1996. The allowance, as a percentage of nonaccrual loans and accruing loans past due 90 days or more was 258.04% on December 31, 1998, compared to 340.22% on December 31, 1997, and 393.92% on December 31, 1996.

On December 31, 1998, 1997 and 1996, the allowance for loan losses includes an allocation of $20 million, $9 million and $6 million respectively, related to commitments to extend credit on loans and standby letters of credit. Commitments to extend credit on loans and standby letters of credit on December 31, 1998, 1997 and 1996, totaled $4,758 million, $2,787 million, and $2,301 million, respectively. The Company's actual future credit exposure is much lower than the contractual amounts of the commitments because a significant portion of the commitments is expected to expire without being drawn upon.

In analyzing the adequacy of the allowance for loan and lease losses, management utilizes a comprehensive loan grading system to determine risk potential in the portfolio, and considers the results of independent internal and external credit review. To determine the adequacy of the allowance, the Company's loan and lease portfolio is broken into segments based on loan type. Historical loss experience factors by segment, adjusted for changes in trends and conditions, are used in determining the required allowance for each segment. Historical loss factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific portfolio segment. Other considerations such as volumes and trends of delinquencies, nonaccruals, repossessions and bankruptcies, criticized and classified loan trends, current and anticipated foreclosure losses, new products and policies, economic conditions, concentrations of credit risk, and experience and abilities of lending personnel are also considered in establishing the loss factors.

All loans graded substandard in the amount of $1 million or more and all credits graded doubtful in the amount of $100 thousand or more are individually evaluated based on facts and circumstances of the loan and a specific allowance amount designated. Specific allowances may also be established for loans in amounts below the specified thresholds when it is determined that the risk differs significantly from factor amounts established for the category. Although management has allocated a portion of the allowance to specific loan categories using the methods described, the adequacy of the allowance must be considered in its entirety. To mitigate the imprecision in most estimates of expected credit losses, the allocated component of the allowance is supplemented by an unallocated component. The unallocated portion of the allowance includes management's judgmental determination of the amounts necessary for subjective factors such as economic uncertainties and concentration risks. Accordingly, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period. Schedule 11 provides a breakdown of the allowance for loan losses by loan category and Schedule 12 summarizes loan loss experience. The increases in the allocated allowance at year-end 1998 compared to year-end 1997 for commercial, financial and agricultural and real estate loans are a result of the acquisition of The Sumitomo Bank of California.


Schedule 11
Allocation of the Allowance for Loan Losses

                                                1998              1997              1996              1995              1994
                                          ----------------  ----------------  ----------------  ----------------  ----------------
(Amounts in millions)                      % of  Allocation % of   Allocation % of   Allocation % of   Allocation % of   Allocation
                                           total    of      total     of      total     of      total     of      total     of
                                           loans Allowance  loans  Allowance  loans  Allowance  loans  Allowance  loans  Allowance
                                          ------ ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------
Type of loan
Loans held for sale ....................    2.2% $    --      3.1% $    --      3.3% $    --      3.5% $    --      3.8% $    --
Commercial, financial and agricultural .   25.3%        81   25.3%        20   23.9%        18   25.9%        13   21.8%        11
Real estate ............................   64.8%        47   57.6%        27   59.7%        28   54.9%        17   53.5%        14
Consumer ...............................    5.1%        12    9.2%        11    8.6%         9   11.0%        12   15.1%        11
Lease financing ........................    2.0%         6    3.1%         2    3.5%         2    3.7%         2    4.6%         2
Other receivables ......................    0.6%      --      1.7%      --      1.0%      --      1.0%      --      1.2%      --
                                          -----             -----             -----             -----             -----
         Total loans ...................  100.0%            100.0%            100.0%            100.0%            100.0%
                                          -----             -----             -----             -----             -----
Off-balance sheet unused commitments
   and standby letters of credit .......                20                 9                 6                 8                 5
                                                 ---------         ---------         ---------         ---------         ---------
Total allocated ........................               166                69                63                52                43
Unallocated ............................                40                23                23                28                30
                                                 ---------         ---------         ---------         ---------         ---------
         Total allowance for loan losses         $     206         $      92         $      86         $      80         $      73
                                                 =========         =========         =========         =========         =========

Schedule 12
Summary Of Loan Loss Experience


(Amounts in millions)                              1998         1997         1996         1995         1994
                                                 --------     --------     --------     --------     --------
Loans* and leases outstanding on December 31
   (net of unearned  income) .................   $ 10,633     $  5,669     $  4,503     $  3,533     $  2,791
                                                 ========     ========     ========     ========     ========
Average loans* and leases outstanding
   (net of unearned  income) .................   $  7,174     $  5,072     $  3,993     $  3,091     $  2,939
                                                 ========     ========     ========     ========     ========
Allowance for loan losses:
Balance at beginning of year .................   $     92     $     86     $     80     $     73     $     76

Allowance of companies acquired ..............        117            7            4            7            1

Provision charged against earnings ...........         12            8            7            5            3

Loans and leases charged off:
   Commercial, financial and agricultural ....         (8)          (6)          (3)          (2)          (7)
   Real estate ...............................         (6)          (1)          (1)          (3)          (1)
   Consumer ..................................         (9)          (9)          (8)          (7)          (5)
   Lease  financing ..........................         (1)        --           --           --             (1)
                                                 --------     --------     --------     --------     --------
     Total ...................................        (24)         (16)         (12)         (12)         (14)
                                                 --------     --------     --------     --------     --------
Recoveries:
   Commercial, financial and agricultural ....          3            3            3            3            2
   Real estate ...............................          3            2            1            1            1
   Consumer ..................................          3            2            2            3            4
   Lease financing ...........................       --           --              1         --           --
                                                 --------     --------     --------     --------     --------
     Total ...................................          9            7            7            7            7
                                                 --------     --------     --------     --------     --------
Net loan and lease charge-offs ...............        (15)          (9)          (5)          (5)          (7)
                                                 --------     --------     --------     --------     --------
Balance at end of year .......................   $    206     $     92     $     86     $     80     $     73
                                                 ========     ========     ========     ========     ========
Ratio of net charge-offs to
   average loans  and leases .................        .21%         .19%         .13%         .17%         .25%
Ratio of allowance for loan losses to loans
   and leases outstanding on December 31 .....       1.93%        1.62%        1.92%        2.26%        2.62%
Ratio of allowance for loan losses to
   nonperforming loans on December 31 ........     347.86%      514.18%      490.77%      562.38%      382.10%
Ratio of allowance for loan losses to
   nonaccrual loans and accruing loans past
   due 90 days or more on December 31 ........     258.04%      340.22%      393.92%      415.29%      345.45%

*Includes loans held for sale.

MARKET RISK MANAGEMENT

Market risk is the possibility that changes in interest rates or equity securities prices will impair the fair value of the Company's financial instruments. The Asset/Liability Committee (ALCOM) measures and reviews the market risk of the Company and establishes policies and procedures to limit its exposure to changes in interest rates. These policies are reviewed and approved by the Boards of Directors of the Company's subsidiary banks. ALCOM objectives are summarized as follows: ensure the safety and soundness of bank deposits, while providing an appropriate return to shareholders; provide the basis for integrated balance sheet, net interest income and liquidity management; calculate the duration, dollar duration, and convexity of each class of assets, liabilities, and net equity given defined interest rate scenarios; manage the Company's exposure to changes in net interest income and market value of equity due to interest rate fluctuations; quantify the effect of hedging instruments on the market value of equity and net interest income under defined interest rate scenarios; and identify and report any risk exposures that exceed limitations approved by the Board of Directors.

Interest rate risk is the most significant market risk regularly undertaken by the Company. This risk is monitored through the use of two complementary measurement methods: equity duration and income simulation.

Equity duration is derived by first calculating the dollar duration of all assets, liabilities and off-balance sheet investments. Dollar duration is determined by calculating the market value of each instrument assuming interest rates sustain immediate and parallel movements up 1% and down 1%. The average of these two changes in market value is the dollar duration, which incorporates the value of embedded and explicit options within each instrument. Subtracting the dollar duration of liabilities from the dollar duration of assets and adding the net dollar duration of off-balance sheet items results in the dollar duration of equity. Duration of equity is computed by dividing the dollar duration of equity by the market value of equity.

Income simulation is an estimate of the net interest income which would be recognized under different rate environments. Net interest income is measured under several parallel and non-parallel interest rate environments and considers the possible exercise of options within the portfolio.

At year-end, the Company's duration of equity was estimated to be approximately
2.1 years. A 200 basis point immediate increase in rates was estimated to increase the duration of equity to 4.5 years. Conversely, an immediate decrease in rates of similar magnitude was estimated to decrease the duration of equity to .5 years. Company policy requires that all three of these measures be between 0 and 7 years.

For income simulation, Company policy requires that net interest income not be expected to decline by more than 10% during one year if rates were to immediately rise or fall by 200 basis points. At year-end, net interest income was expected to decline 4.3% if interest rates were to sustain an immediate increase of 200 basis points. If interest rates were to similarly decline 200 basis points, net interest income would be expected to increase 2.4%. These estimates include management's assumptions regarding loan and deposit pricing, security and loan prepayments, and changing relationships to market rates.

Management exercises its best judgment in making assumptions regarding loan and security prepayments, early deposit withdrawals, and other non-controllable events in managing the Company's exposure to changes in interest rates. The interest rate risk position is actively managed and changes daily as the interest rate environment changes; therefore, positions at the end of any period may not be reflective of the Company's position in any subsequent period.

At year-end the one-year gap for the Company was negative $337 million: i.e., the $9,476 million of assets that mature or reprice during 1999 was less than the sum of $9,019 million of liabilities and the $794 million net effect of off-balance sheet swaps that mature or reprice during the same period. This gap represented 2.0% of total assets. Detail of the repricing characteristics of the balance sheet as of year-end are presented in Schedule 13. The Company does not have policy limits regarding its gap position.

Schedule 13
Maturities and Interest Rate Sensitivity
On December 31, 1998

                                                                       Rate Sensitive
                                             ----------------------------------------------------------------
                                                          After
                                                          Three    After one
                                               Within     Months   year but
                                               three    But within  within   After five  Not rate
(Amounts in millions)                          months    One year five years    Years    Sensitive    Total
                                             ---------  ---------  ---------  ---------  ---------  ---------
USES OF FUNDS
Earning Assets:
    Interest-bearing deposits .............. $      12  $       6  $      12                        $      30
    Federal funds sold .....................       199                                                    199
    Security resell agreements .............       382                                                    382
    Securities:
      Held to maturity .....................       960        906        433  $     505                 2,804
      Available for sale ...................       307         49        237         92                   685
      Trading account ......................       192                                                    192
    Loans and leases .......................     5,316      1,147      2,341      1,830                10,634
Nonearning assets ..........................                                             $   1,723      1,723
                                             ---------  ---------  ---------  ---------  ---------  ---------
        Total uses of funds ................ $   7,368  $   2,108  $   3,023  $   2,427  $   1,723  $  16,649
                                             ---------  ---------  ---------  ---------  ---------  ---------
SOURCES OF FUNDS
Interest-bearing deposits and
liabilities:
    Savings and money market deposits ...... $   2,028  $   1,215  $   2,025  $     810             $   6,078
    Time deposits under $100,000 ...........     1,221        741        378          1                 2,341
     Time deposits $100,000 or more ........       802        599        127                            1,528
    Foreign ................................       204                                                    204
    Securities sold, not yet
       purchased ...........................        30                                                     30
    Federal funds purchased ................       337                                                    337
    Security repurchase agreements .........       933                                                    933
     Commercial paper ......................        43          6                                          49
     FHLB advances and other borrowings:
      Less than one year ...................        75         26                                         101
       Over one year .......................                    2         29         26                    57
    Long-term debt .........................       142          2         71        239                   454
Noninterest-bearing deposits ...............       613                                   $   2,557      3,170
Other liabilities ..........................                                                   318        318
Minority interest ..........................                                                    35         35
Shareholders' equity .......................                                                 1,014      1,014
                                             ---------  ---------  ---------  ---------  ---------  ---------
         Total sources of funds ............ $   6,428  $   2,591  $   2,630  $   1,076  $   3,924  $  16,649
                                             ---------  ---------  ---------  ---------  ---------  ---------
Off-balance sheet items affecting
    interest rate sensitivity .............. $  (1,029) $     235  $     751  $      43
Interest rate sensitivity gap .............. $     (89) $    (248) $   1,144  $   1,394  $  (2,201)
Percent of total assets ....................       (.5)%     (1.5)%      6.9%       8.4%     (13.3)%
 Cumulative interest rate sensitivity gap .. $     (89) $    (337) $     807  $   2,201
Cumulative as a % of total assets ..........       (.5)%     (2.0)%      4.9%      13.3%


The Company, through the management of maturities and repricing of its assets and liabilities and the use of off-balance sheet arrangements, including interest rate caps, floors, futures, options and exchange agreements, attempts to manage the effect on net interest income of changes in interest rates. The prime lending rate is the primary basis used for pricing the Company's loans and the 91-day Treasury bill rate is the index used for pricing many of the Company's deposits. The Company, however, is unable to economically hedge the prime/T-bill spread risk through the use of derivative financial instruments. Interest rate swap maturities and average rates are presented in Schedule 14. For additional information regarding off-balance sheet financial contracts, refer to Notes 1, 12 and 19 of Notes to Consolidated Financial Statements.

Schedule 14
Interest Rate Swap Maturities and Average Rates

(Amounts in millions)                       1999        2000        2001        2002     Thereafter     Total
                                           -------     -------     -------     -------     -------     -------
Receive fixed rate:
     Notional amount ..................    $   300     $   221     $   206     $   236     $   244     $ 1,207
     Weighted average rate received ...       6.19%       6.28%       6.23%       6.39%       6.20%       6.25%
     Weighted average rate paid .......       5.48%       5.50%       5.28%       5.34%       5.45%       5.42%
Receive floating rate:
     Notional amount ..................    $    45     $    67     $   --      $    40     $     6     $   158
     Weighted average rate received ...       5.64%       5.25%        --         5.24%       5.25%       5.36%
     Weighted average rate paid .......       5.90%       4.75%        --         7.00%       7.98%       5.77%

LIQUIDITY RISK MANAGEMENT

The Company manages its liquidity to provide adequate funds to meet its financial obligations, including withdrawals by depositors and debt service requirements as well as to fund customers' demand for credit. Liquidity is primarily provided by the regularly scheduled maturities of the Company's investment and loan portfolios. Management of the maturities of these portfolios is an important source of medium- to long-term liquidity. The Company's ability to raise funds in the capital markets through the securitization process allows it to take advantage of market opportunities to meet funding needs at a reasonable cost.

To meet the Company's short-term liquidity needs, on December 31, 1998 the Company had cash, money market investments, and liquid securities net of short-term or "purchased" liabilities and foreign deposits, of $1.7 billion or 14.5% of core deposits. The Company's core deposits, consisting of demand, savings, money market, and time deposits under $100,000, constituted 87.0% of total deposits at year-end.

The Parent Company's cash requirements consist primarily of debt service, dividends to shareholders, operating expenses, income taxes and share repurchases. The Parent's cash needs are routinely met through dividends from subsidiaries, proportionate shares of current income taxes, management and other fees, unaffiliated bank lines and debt issuance.

At December 31, 1998, $53.5 million of dividend capacity was available from subsidiaries to pay to the Parent without having to obtain regulatory approval. During 1998, dividends from subsidiaries were $212.3 million. During 1998 the Company started a program to issue short-term commercial paper. At December 31, 1998 outstanding commercial paper was $49 million. At December 31, 1998 the Parent had revolving credit facilities with two banks totaling $65 million. On that date, the balance outstanding on these bank lines was $37 million.

YEAR 2000

A number of electronic systems utilize a two-digit field for year references, e.g., 98 for 1998. Such systems may compute that the year 2000, if represented as 00, to be 99 years ago rather than one year hence. If these systems are not corrected prior to December 31, 1999, many processing failures could result. This section describes the status of the Company's efforts to correct these system deficiencies.

STATE OF READINESS

The Company is well underway with its Year 2000 Program efforts and has segmented the remediation process into phases. The organizational awareness phase was substantially completed in the second quarter of 1998, but is considered ongoing throughout 1999. The assessment and detailed planning phase was completed by the end of third quarter 1998. The renovation phase for mission critical components was substantially completed by December 31, 1998, except for the conversion of recently acquired small Colorado banks, the last of which is scheduled to be converted to Zions' systems by June 30, 1999. Renovation of non-mission critical components is expected to be complete during the second quarter of 1999. The validation phase for mission critical components will be completed in the first quarter 1999 and for non-critical components by the end of second quarter 1999. The Company uses third party servicers for some of its information and data processing needs and is monitoring the progress of these entities in addressing the Year 2000 issue. It expects that all of these companies will be compliant by March 31, 1999. Validation of these third-party provided systems is expected to be completed during the second quarter of 1999. The Company is also assessing the operability of other devices after 1999, including vaults, fax machines, stand-alone personal computers, security systems and elevators. Although the Company does not believe that the failure of these systems would have a material adverse effect on the financial condition of the enterprise, it is addressing deficiencies in these systems and expects compliance to be achieved by September 30, 1999.

COSTS

In order to achieve and confirm Year 2000 readiness, significant costs are being incurred to test and modify or replace computer software and hardware, as well as a variety of other items, e.g., ATMs. The Company believes that its remediation costs have been mitigated since it replaced the large majority of its core banking systems during the past five years with Year 2000 compliant software in the ordinary course of business. However, the considerable effort required to implement new software and sufficiently test its compliance is consuming a substantial portion of the Company's internal information technology resources. This diversion of resources to the Year 2000 project has resulted in delays in implementing enhancements to a number of the Company's systems and products. The Company does not believe, however, that these delays have had or will have a significant effect on its revenue or expense growth. The aggregate increase in operating expense to achieve Year 2000 readiness is estimated to be $3 million of which $2.1 million has been incurred through December 31, 1998. In addition, a significant portion of the Company's ATMs and personal computers are expected to be replaced to achieve Year 2000 compliance. The capital outlay to replace these assets is estimated to be between $2 to $4 million, a portion of which would have been incurred in the ordinary course of business without regard to Year 2000 issues.

RISKS

If the Company's mission-critical applications are not compliant by 2000, it may not be able to correctly process transactions in a reasonable period of time. This scenario could result in a wide variety of claims against the Company for improper handling of its assets and deposits and other borrowings from its customers. The Company is also at risk if the credit worthiness of a few of its large borrowers, or a significant number of its small borrowers, were to deteriorate quickly and severely as a result of their inability to conduct business operations after December 31, 1999, for whatever reason. The Company has surveyed and reviewed the Year 2000 plans of a number of its credit customers to ascertain the sufficiency of their remediation efforts and the implications of their actions on their credit worthiness. From this review, the Company believes that the increased credit risk that the Company may experience as a result of the Year 2000 issue will not materially adversely effect its financial condition. The Company explicitly disclaims, however, any obligation or liability for the completeness, or lack thereof, of its customers' Year 2000 remediation plans or actions.

CONTINGENCY PLANS

The Company has developed business resumption plans for each significant business unit in the event that unforeseen events beyond the bank's control adversely impact our ability to provide financial services to our customers. In the event of such a failure, these plans outline the steps that will be taken to minimize the effect on customers and losses to the Company. Although the Company believes that its Year 2000 remediation plan sufficiently addresses this issue, there can be no assurance that Year 2000 events will not materially adversely effect the Company's financial condition. Failure of other companies and vendors to be compliant could result in disruption of important services by the Company to its customers. Such failures could include, but are not limited to, telecommunication services, electrical power, and information processing.

FORWARD-LOOKING INFORMATION

Statements in Management's Discussion and Analysis that are not based on historical data are forward-looking, including, for example, the projected performance of Zions and its operations. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the projections discussed in Management's Discussion and Analysis since such projections involve significant risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which Zions conducts its operations, being less favorable than expected; legislation or regulatory changes which adversely affect the Company's operations or business; the cost and effort required to correct Year 2000 processing deficiencies being more difficult than expected due to the difficulty of attracting and retaining qualified systems personnel or vendor-supplied software releases being delayed or not functioning properly. Zions disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

The following consolidated condensed statements of income present earnings and operating cash earnings information as originally reported and restated. The Company has restated prior year financial information for significant acquisitions accounted for as poolings of interests. See Note 2 of Notes to Consolidated Financial Statements for further information on the acquisitions.


                                                                         Originally Reported Earnings(1)
(Amounts in millions)                                       --------------------------------------------------
                                                              1998      1997       1996       1995       1994
                                                            -------   -------    -------    -------    -------
Net interest income .....................................   $ 543.8   $ 351.8    $ 260.4    $ 227.1    $ 198.6
Noninterest income ......................................     200.7     143.2      110.9       86.7       73.2
                                                            -------   -------    -------    -------    -------
Total revenue ...........................................     744.5     495.0      371.3      313.8      271.8
Provision for loan losses ...............................      12.2       6.2        3.5        2.8        2.2
Noninterest expense(2) ..................................     460.4     292.7      212.0      186.2      172.9
                                                            -------   -------    -------    -------    -------
Pretax cash earnings ....................................     271.9     196.1      155.8      124.8       96.7
Income tax expense ......................................      86.9      66.1       52.2       41.3       31.2
Minority interest .......................................       0.5      --         --         --         --
                                                            -------   -------    -------    -------    -------
Cash earnings(2) ........................................     184.5     130.0      103.6       83.5       65.5
Amortization of goodwill and core deposit ...............      10.7       5.9        2.3        2.5        2.0
intangibles
Merger expense ..........................................      43.0       2.7       --         --         --
Income tax (benefit) ....................................     (16.0)     (1.0)      (0.1)      (0.3)      (0.3)
                                                            -------   -------    -------    -------    -------
    Net income ..........................................   $ 146.8   $ 122.4    $ 101.4    $  81.3    $  63.8
                                                            =======   =======    =======    =======    =======
Operating cash earnings per share (diluted)(2) ..........   $  2.40   $  2.01    $  1.75    $  1.42    $  1.12
Net income per share (diluted) ..........................   $  1.91   $  1.89    $  1.71    $  1.38    $  1.09

                                                                                  Restated Earnings
                                                                      ----------------------------------------
                                                                        1997       1996       1995       1994
                                                                      -------    -------    -------    -------
Net interest income .....................................             $ 412.5    $ 337.7    $ 272.5    $ 232.7
Noninterest income ......................................               146.4      122.0       95.7       79.0
                                                                      -------    -------    -------    -------
Total revenue ...........................................               558.9      459.7      368.2      311.7
Provision for loan losses ...............................                 7.8        6.5        4.7        3.1
Noninterest expense(2) ..................................               335.2      269.8      226.9      203.1
                                                                      -------    -------    -------    -------
Pretax cash earnings ....................................               215.9      183.4      136.6      105.5
Income tax expense ......................................                73.4       59.8       44.1       32.9
Minority interest .......................................                --         --         --         --
                                                                      -------    -------    -------    -------
Cash earnings(2) ........................................               142.5      123.6       92.5       72.6
Amortization of goodwill and core deposit intangibles ...                 6.7        3.3        2.7        2.6
Merger expense ..........................................                 2.7       --         --         --
Income tax (benefit) ....................................                (1.2)      (0.1)      (0.3)      (0.3)
Cumulative effect of changes in accounting principles ...                --         --         --          1.5
                                                                      -------    -------    -------    -------
    Net income ..........................................             $ 134.3    $ 120.4    $  90.1    $  68.8
                                                                      =======    =======    =======    =======
Operating cash earnings per share (diluted)(2) ..........             $  1.95    $  1.71    $  1.40    $  1.13
Net income per share (diluted) ..........................             $  1.84    $  1.66    $  1.36    $  1.08



1 Before restatements for acquisitions accounted for as poolings of interests. 2 Before amortization of goodwill and core deposit intangible assets and merger expense.

Independent Auditors' Report



The Board of Directors and Shareholders
Zions Bancorporation:


We have audited the accompanying consolidated balance sheets of Zions Bancorporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows, and changes in shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zions Bancorporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                   /s/KPMG LLP

Salt Lake City, Utah
January 26, 1999

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997

                      (In thousands, except share amounts)

                                                                                          1998          1997
                                                                                      ------------  ------------
Assets
Cash and due from banks ............................................................. $    864,446       710,171
Money market investments:
    Interest-bearing deposits .......................................................       30,484        62,001
    Federal funds sold ..............................................................      199,446       442,179
    Security resell agreements ......................................................      382,275       349,338
Investment securities:
    Held to maturity, at cost (approximate market value $2,821,535 and $2,220,179) ..    2,803,903     2,199,555
    Available for sale, at market ...................................................      684,581       807,273
    Trading account, at market ......................................................      191,855        83,681
Loans:
    Loans held for sale .............................................................      232,253       178,642
    Loans, leases, and other receivables ............................................   10,449,362     5,534,324
                                                                                      ------------  ------------
                                                                                        10,681,615     5,712,966
   Less:
       Unearned income and fees, net of related costs ...............................       48,123        44,064
       Allowance for loan losses ....................................................      205,553        91,571
                                                                                      ------------  ------------
                Net loans ...........................................................   10,427,939     5,577,331
Premises and equipment, net .........................................................      231,066       155,648
Goodwill and core deposit intangibles ...............................................      271,578       174,433
Other real estate owned .............................................................        5,270         5,738
Other assets ........................................................................      556,078       301,856
                                                                                      ------------  ------------
                                                                                      $ 16,648,921    10,869,204
                                                                                      ============  ============
Liabilities and Shareholders' Equity
Deposits:
    Noninterest-bearing ............................................................. $  3,170,436     2,084,153
    Interest-bearing:
       Savings and money market .....................................................    6,077,556     3,978,009
       Time:
         Under $100,000 .............................................................    2,340,598     1,164,342
         Over $100,000 ..............................................................    1,528,329       546,686
       Foreign ......................................................................      204,244       183,044
                                                                                      ------------  ------------
                                                                                        13,321,163     7,956,234
Securities sold, not yet purchased ..................................................       29,702        45,067
Federal funds purchased .............................................................      337,283       350,109
Security repurchase agreements ......................................................      932,560     1,042,156
Accrued liabilities .................................................................      319,278       173,331
Commercial paper ....................................................................       49,217          --
Federal Home Loan Bank advances and other borrowings:
    Less than one year ..............................................................      100,750        68,933
    Over one year ...................................................................       56,796       210,681
Long-term debt ......................................................................      453,735       280,641
                                                                                      ------------  ------------
                Total liabilities ...................................................   15,600,484    10,127,152
                                                                                      ------------  ------------
Minority interest ...................................................................       34,781          --
Shareholders' equity:
    Capital stock:
       Preferred stock, without par value; authorized 3,000,000 shares; issued
         and outstanding, none ......................................................         --            --
       Common stock, without par value; authorized 200,000,000 shares; issued
         and outstanding, 78,636,083 shares and 71,366,159 shares ...................      324,099       190,039
    Accumulated other comprehensive income (loss) ...................................       (4,280)        1,902
    Retained earnings ...............................................................      693,837       550,111
                                                                                      ------------  ------------
                Total shareholders' equity ..........................................    1,013,656       742,052
                                                                                      ------------  ------------
                                                                                      $ 16,648,921    10,869,204
                                                                                      ============  ============

See accompanying notes to consolidated financial statements

                      ZIONS BANCORPORATION AND SUBSIDIARIES
                        Consolidated Statements of Income
                  Years ended December 31, 1998, 1997, and 1996
                    (In thousands, except per share amounts)

                                                                                     1998       1997        1996
                                                                                   --------   --------    --------
Interest income:
    Interest and fees on loans .................................................   $654,318    475,477     371,880
    Interest on loans held for sale ............................................     14,256     11,874      11,509
    Interest on money market investments .......................................     88,510     85,456      52,758
    Interest on securities:
       Held to maturity:
          Taxable ..............................................................    132,678    115,054      77,909
          Nontaxable ...........................................................     14,654     12,092      14,869
       Available for sale:
          Taxable ..............................................................     34,119     47,961      42,360
          Nontaxable ...........................................................        836      2,209       2,380
       Trading account .........................................................     24,043     16,211       9,179
    Lease financing ............................................................     12,630     13,197      11,896
                                                                                   --------   --------    --------
            Total interest income ..............................................    976,044    779,531     594,740
                                                                                   --------   --------    --------
Interest expense:
    Interest on savings and money market deposits ..............................    157,119    124,781     104,351
    Interest on time and foreign deposits ......................................    136,588     83,222      64,582
    Interest on borrowed funds .................................................    138,574    158,997      88,082
                                                                                   --------   --------    --------
           Total interest expense ..............................................    432,281    367,000     257,015
                                                                                   --------   --------    --------
           Net interest income .................................................    543,763    412,531     337,725
Provision for loan losses ......................................................     12,179      7,758       6,526
                                                                                   --------   --------    --------
           Net interest income after provision for loan losses .................    531,584    404,773     331,199
                                                                                   --------   --------    --------
Noninterest income:
    Service charges on deposit accounts ........................................     58,249     48,540      39,515
    Other service charges, commissions, and fees ...............................     54,663     40,485      30,567
    Trust income ...............................................................      9,415      6,757       5,195
    Investment securities gain (loss), net .....................................      2,142     (5,071)       (385)
    Underwriting and trading income ............................................      9,239      5,716       2,721
    Loan sales and servicing income ............................................     50,365     40,399      36,569
    Other ......................................................................     16,640      9,548       7,825
                                                                                   --------   --------    --------
           Total noninterest income ............................................    200,713    146,374     122,007
                                                                                   --------   --------    --------
Noninterest expense:
    Salaries and employee benefits .............................................    249,641    184,708     150,448
    Occupancy, net .............................................................     30,080     18,939      15,520
    Furniture and equipment ....................................................     36,223     28,084      20,943
    Other real estate expense ..................................................        675        356         210
    Legal and professional services ............................................     15,310      8,919       6,443
    Supplies ...................................................................     11,332      9,235       7,544
    Postage ....................................................................     10,259      7,490       6,253
    Advertising ................................................................     11,859      7,548       6,014
    FDIC premiums ..............................................................      1,450        831          50
    Merger expense .............................................................     42,990      2,707        --
    Amortization of goodwill and core deposit intangibles ......................     10,694      6,670       3,337
    Amortization of mortgage servicing assets ..................................      5,484      2,152       1,299
    Other ......................................................................     88,060     66,990      55,063
                                                                                   --------   --------    --------
           Total noninterest expense ...........................................    514,057    344,629     273,124
                                                                                   --------   --------    --------
Income before income taxes and minority interest ...............................    218,240    206,518     180,082
Income taxes ...................................................................     70,862     72,218      59,664
                                                                                   --------   --------    --------
           Net income before minority interest .................................    147,378    134,300     120,418
Minority interest ..............................................................        531       --          --
                                                                                   --------   --------    --------
           Net income ..........................................................   $146,847    134,300     120,418
                                                                                   ========   ========    ========
Weighted-average common and common-equivalent shares outstanding during the ....     76,988     72,813      72,158
   year
                                                                                   ========   ========    ========
Net income per common share:
    Basic ......................................................................   $   1.93       1.88        1.69
                                                                                   ========   ========    ========
    Diluted ....................................................................   $   1.91       1.84        1.66
                                                                                   ========   ========    ========

See accompanying notes to consolidated financial statements

                      ZIONS BANCORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                  Years ended December 31, 1998, 1997, and 1996
                                 (In thousands)

                                                                                  1998           1997           1996
                                                                             -------------  -------------  -------------
Cash flows from operating activities:
    Net income ............................................................. $     146,847        134,300        120,418
    Adjustments to reconcile net income to net cash provided by (used in)
      operating activities:
        Provision for loan losses ..........................................        12,179          7,758          6,526
        Depreciation of premises and equipment .............................        27,747         20,539         16,577
        Amortization .......................................................        24,393         14,512         10,317
        Accretion of unearned income and fees, net of related costs ........        (5,826)         1,444        (34,387)
        Proceeds from sales of trading account securities ..................   175,432,243    119,209,754     80,374,843
        Increase in trading account securities .............................  (175,540,070)  (119,259,359)   (80,345,212)
        Investment securities (gain) loss, net .............................        (2,142)         5,071            385
        Proceeds from loans held-for-sale ..................................     1,237,514        742,244        664,327
        Increase in loans held-for-sale ....................................    (1,296,803)      (766,739)      (670,299)
        Net gain on sales of loans, leases and other assets ................       (43,264)       (28,142)       (26,739)
        Change in accrued income taxes .....................................        23,228           (794)         4,677
        Change in accrued interest receivable ..............................         2,293        (20,603)        (8,186)
        Change in accrued interest payable .................................        (1,196)         5,383         (1,736)
        Other, net .........................................................       (80,004)       (25,879)        23,285
                                                                             -------------  -------------  -------------
           Net cash provided by (used in) operating activities .............       (62,861)        39,489        134,796
                                                                             -------------  -------------  -------------
Cash flows from investing activities:
    Net decrease (increase) in money market investments ....................       835,930       (208,096)       115,971
    Proceeds from maturities of investment securities held to maturity .....     3,463,175        984,705        378,745
    Purchases of investment securities held to maturity ....................    (3,511,333)    (1,652,068)      (680,836)
    Proceeds from sales of investment securities available for sale ........       521,415        494,481        190,975
    Proceeds from maturities of investment securities available for sale ...       252,429        145,922        167,029
    Purchases of investment securities available for sale ..................      (660,939)      (608,274)      (423,740)
    Proceeds from sales of loans and leases ................................       918,948        968,717        765,341
    Net increase in loans and leases .......................................    (1,893,593)    (1,587,939)    (1,466,957)
    Principal collections on leveraged leases ..............................         3,840          5,748           --
    Payments on leveraged leases ...........................................        (3,840)        (5,748)          --
    Proceeds from sales of premises and equipment ..........................         5,370          3,290            806
    Purchases of premises and equipment ....................................       (63,728)       (39,691)       (32,836)
    Proceeds from sales of mortgage-servicing rights .......................         6,654          1,771          1,339
    Purchases of mortgage-servicing rights .................................        (5,149)        (3,123)        (1,625)
    Proceeds from sales of other assets ....................................         7,956          6,075          5,335
    Purchases of other assets ..............................................          --             --          (18,887)
    Cash paid for acquisitions, net of cash received .......................      (308,539)       (25,756)         3,682
                                                                             -------------  -------------  -------------
           Net cash used in investing activities ...........................      (431,404)    (1,519,986)      (995,658)
                                                                             -------------  -------------  -------------
Cash flows from financing activities:
    Net increase in deposits ...............................................       642,840      1,311,562        595,207
    Net change in short-term funds borrowed ................................      (108,755)       377,750        160,194
    Proceeds from FHLB advances over one year ..............................         4,665        180,000          4,201
    Payments on FHLB advances over one year ................................      (167,886)       (74,894)       (18,143)
    Proceeds from issuance of long-term debt ...............................       195,041         24,001        204,050
    Payments on long-term debt .............................................       (20,556)          (554)        (6,020)
    Net change in minority interest ........................................        34,781           --             --
    Proceeds from issuance of common stock .................................       136,751          4,643          3,015
    Payments to redeem common stock ........................................       (26,741)      (121,389)       (25,148)
    Payments to redeem preferred stock .....................................          --           (8,050)          --
    Dividends paid .........................................................       (41,600)       (30,352)       (26,207)
                                                                             -------------  -------------  -------------
           Net cash provided by financing activities .......................       648,540      1,662,717        891,149
                                                                             -------------  -------------  -------------
Net increase in cash and due from banks ....................................       154,275        182,220         30,287

Cash and due from banks at beginning of year ...............................       710,171        527,951        497,664
                                                                             -------------  -------------  -------------
Cash and due from banks at end of year ..................................... $     864,446        710,171        527,951
                                                                             =============  =============  =============

See accompanying notes to consolidated financial statements.


                      ZIONS BANCORPORATION AND SUBSIDIARIES

 Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

                  Years ended December 31, 1998, 1997, and 1996

                      (In thousands, except share amounts)


                                                                                            Accumulated
                                                          Common stock                         other                    Total
                                                    ------------------------ Comprehensive comprehensive  Retained   shareholders'
                                                       Shares      Amount       income     income (loss)  earnings      equity
                                                    -----------  -----------  -----------   -----------  -----------  -----------
BALANCE, DECEMBER 31, 1995 ........................  69,348,831  $   184,301                    (1,260)     351,952      534,993
Net income ........................................        --           --        120,418         --        120,418      120,418
Other comprehensive loss, net of tax:
    Realized and unrealized holding loss arising
      during the year, net of tax benefit of $2,838        --           --         (4,581)        --           --           --
    Reclassification for realized loss recorded in
      the income statement, net of tax benefit
      of $148 .....................................        --           --            237         --           --           --
                                                                              -----------
    Other comprehensive loss ......................        --           --         (4,344)      (4,344)        --         (4,344)
                                                                              -----------
Total comprehensive income ........................        --           --    $   116,074         --           --           --
                                                                              ===========
Cash dividends:
    Preferred, paid by subsidiaries to minority
      shareholders ................................        --           --                        --            (36)         (36)
    Common, $.425 per share .......................        --           --                        --        (24,997)     (24,997)
    Preferred dividends of acquired companies
      prior to merger .............................        --           --                        --         (1,174)      (1,174)
Issuance of common shares for acquisitions ........   2,305,554       37,171                      --           --         37,171
Stock redeemed and retired ........................  (1,306,042)     (25,148)                     --           --        (25,148)
Stock options exercised, net of shares tendered and
   retired ........................................     591,487        4,440                      --           --          4,440
                                                     ----------      -------                     -----      -------      -------
BALANCE, DECEMBER 31, 1996 ........................  70,939,830      200,764                    (5,604)     446,163      641,323
Net income ........................................        --           --        134,300         --        134,300      134,300
Other comprehensive income, net of tax:
    Realized and unrealized holding gain
      arising during the year, net of tax
      expense of $4,190 ...........................        --           --          4,375         --           --           --
    Reclassification for realized loss recorded in
      the income statement, net of tax benefit
      of $1,940 ...................................        --           --          3,131         --           --           --
                                                                              -----------
    Other comprehensive income ....................        --           --          7,506        7,506         --          7,506
                                                                              -----------
Total comprehensive income ........................        --           --    $   141,806         --           --           --
                                                                              ===========
Cash dividends:
    Preferred, paid by subsidiaries to minority
      shareholders ................................        --           --                        --            (42)         (42)
    Common, $.47 per share ........................        --           --                        --        (28,387)     (28,387)
    Dividends of acquired companies
      prior to merger .............................        --           --                        --         (1,923)      (1,923)
Issuance of common shares for acquisitions ........   3,672,785      117,835                      --           --        117,835
Stock redeemed and retired ........................  (3,809,724)    (134,598)                     --           --       (134,598)
Stock options exercised, net of shares tendered and
   retired ........................................     563,268        6,038                      --           --          6,038
                                                     ----------      -------                     -----      -------      -------
BALANCE, DECEMBER 31, 1997 ........................  71,366,159      190,039                     1,902      550,111      742,052


                      ZIONS BANCORPORATION AND SUBSIDIARIES
 Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (continued)
                  Years ended December 31, 1998, 1997, and 1996
                      (In thousands, except share amounts)

                                                                                            Accumulated
                                                          Common stock                         other                    Total
                                                    ------------------------ Comprehensive comprehensive  Retained   shareholders'
                                                       Shares      Amount       income     income (loss)  earnings      equity
                                                    -----------  -----------  -----------   -----------  -----------  -----------
Net income ........................................        --    $      --        146,847        --        146,847      146,847
Other comprehensive loss, net of tax:
    Realized and unrealized holding loss arising
      during the year, net of tax benefit of $3,973        --           --         (5,243)       --           --           --

    Reclassification for realized gain recorded in
      the income statement, net of tax expense
      of $819 .....................................        --           --         (1,323)       --           --           --
                                                                              -----------
    Other comprehensive loss ......................        --           --         (6,566)     (6,566)        --         (6,566)
                                                                              ===========
Total comprehensive income ........................        --           --    $   140,281        --           --           --
                                                                              ===========
Cash dividends:
    Preferred, paid by subsidiaries to minority
      shareholders ................................        --           --                       --            (46)         (46)
    Common, $.54 per share ........................        --           --                       --        (40,669)     (40,669)
    Dividends of acquired companies
      prior to merger .............................        --           --                       --           (885)        (885)
Net proceeds from stock offering ..................   2,760,000      129,832                     --           --        129,832
Issuance of common shares for acquisitions ........   4,108,353       16,204                      384       38,479       55,067
Conversion of acquired company convertible
   debt prior to acquisition ......................     213,741        4,546                     --           --          4,546
Exercise of acquired company warrants prior to
   acquisition ....................................     257,056        1,852                     --           --          1,852
Stock redeemed and retired ........................    (625,288)     (26,741)                    --           --        (26,741)
Stock options exercised, net of shares tendered and
   retired ........................................     556,062        8,367                     --           --          8,367
                                                     ----------  -----------                   ------      -------    ---------
BALANCE, DECEMBER 31, 1998 ........................  78,636,083  $   324,099                   (4,280)     693,837    1,013,656
                                                     ==========  ===========                   ======      =======    =========


See accompanying notes to consolidated financial statements.

                       ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

BUSINESS

Zions Bancorporation (the Parent) is a multibank holding company organized under the laws of Utah in 1955, which provides a full range of banking and related services through its subsidiaries operating primarily in Utah, Idaho, California, Colorado, Arizona, Nevada, and Washington.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Zions Bancorporation and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 1998 presentation. Prior year amounts have also been restated for three significant acquisitions accounted for under the pooling-of-interest method. (see note 2)

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

SECURITY RESELL AGREEMENTS

Security resell agreements represent overnight and term agreements, the majority maturing within 30 days. Either the Company or, in some instances, third parties on behalf of the Company take possession of underlying securities. The market value of such securities is monitored throughout the contract term to ensure that asset value remains sufficient to protect against counterparty default. Security resell agreements averaged approximately $1,260,646,000 during 1998, and the maximum amount outstanding at any month-end during 1998 was $1,636,078,000.

INVESTMENT SECURITIES

The Company classifies its investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

Trading securities (including futures and options used to hedge trading positions against interest rate risk) and available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in net income. Unrealized holding gains and losses, net of related tax effect, on available for sale securities are excluded from net income and are reported as a separate component of shareholders' equity until realized.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related held to maturity security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available for sale and held to maturity are included in net income and are derived using the specific-identification method of determining the cost of securities sold.

LOANS

Loans are reported at the principal amount outstanding, net of unearned income. Unearned income, which includes deferred fees net of deferred direct incremental loan origination costs, is amortized to interest income generally over the life of the loan using an interest method or the straight-line method if it is not materially different.

Loans identified as held for sale are carried at the lower of cost or market value. Nonrefundable fees, related direct loan origination costs, and related hedging gains or losses, if any, are deferred and recognized as a component of the gain or loss on sale recorded in noninterest income.

LOAN FEES

Nonrefundable fees and related direct costs associated with the origination of loans are deferred. The net deferred fees and costs are recognized in interest income over the loan term using methods that generally produce a level yield on the unpaid loan balance. Other nonrefundable fees related to lending activities other than direct loan origination are recognized as other operating income over the period the related service is provided. Bankcard discounts and fees charged to merchants for processing transactions through the Company are shown net of interchange discounts and fees expense and are included in other service charges, commissions, and fees.

ALLOWANCE FOR LOAN LOSSES

In analyzing the adequacy of the allowance for loan and lease losses, management utilizes a comprehensive loan grading system to determine risk potential in the potential in the portfolio, and considers the results of independent internal and external credit review. To determine the adequacy of the allowance, the Company's loan and lease portfolio is broken into segments based on loan type. Historical loss experience factors by segment, adjusted for changes in trends and conditions, are used in determining the required allowance for each segment. Historical loss factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific portfolio segment. Other considerations such as volumes and trends of delinquencies, nonaccruals, repossessions and bankruptcies, criticized and classified loan trends, current and anticipated foreclosure losses, new products and policies, economic conditions, concentrations of credit risk, and experience and abilities of lending personnel are also considered in establishing the loss factors.

All loans graded substandard in the amount of $1 million or more and all credits graded doubtful in the amount of $100 thousand or more are individually evaluated based on facts and circumstances of the loan and a specific allowance amount designated. Specific allowances may also be established for loans in amounts below the specific thresholds when it is determined that the risk differs significantly from factor amounts established for the category. Although management has allocated a portion of the allowance to specific loan categories using the methods described, the adequacy of the allowance must be considered in its entirety. To mitigate the imprecision in most estimates of expected credit losses, the allocated component of the allowance is supplemented by an unallocated component. The unallocated portion of the allowance includes management's judgmental determination of the amounts necessary for subjective factors such as economic uncertainties and concentration risks. Accordingly, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period.

IMPAIRED LOANS

The Company considers a loan to be impaired when the accrual of interest has been discontinued and the loan meets other criteria established by the Company. The amount of the impairment is measured based on the present value of expected cash flows, the observable market price of the loan, or the fair value of the collateral. An allowance for impairment losses is included in the allowance for loan losses through a provision for loan losses. The Company primarily uses a cost recovery accounting method to recognize interest income on impaired loans.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation, computed on the straight-line method, is charged to operations over the estimated useful lives of the properties. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

NONPERFORMING ASSETS

Nonperforming assets are comprised of loans for which the accrual of interest has been discontinued, loans for which the terms have been renegotiated to less than market rates due to a weakening of the borrower's financial condition (restructured loans), and other real estate acquired primarily through foreclosure that is awaiting disposition.

Loans are generally placed on a nonaccrual status when principal or interest is past due 90 days or more unless the loan is both well-secured and in the process of collection, or when in the opinion of management, full collection of principal or interest is unlikely. Generally, consumer loans are not placed on a nonaccrual status, inasmuch as they are generally charged off when they become 120 days past due. Generally, a loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan agreement or when the loan is both well-secured and in the process of collection.

GOODWILL AND CORE DEPOSIT INTANGIBLES

The Company assesses the recoverability of these intangible assets by determining whether the amortization of the balance over its remaining life can be recovered through future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected future operating cash flows using a discount rate reflecting the Company's average cost of funds. Goodwill and core deposit intangibles are generally amortized using the straight-line method over 25 and 10 year periods, respectively.

MORTGAGE SERVICING RIGHTS

The Company recognizes as separate assets the rights to service mortgage loans for others, whether the servicing rights are acquired through purchases or loan originations. The fair value of capitalized mortgage servicing rights is based upon the present value of estimated future cash flows. Based upon current fair values capitalized mortgage servicing rights are periodically assessed for impairment, which is recognized in the statement of income during the period in which impairment occurs. For purposes of performing its impairment evaluation, the Company stratifies its portfolio on the basis of certain risk characteristics including loan type and note rate. Capitalized mortgage servicing rights are amortized over the period of estimated net servicing income and take into account appropriate prepayment assumptions.

Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standard (Statement) No. 125 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement requires that after a transfer of financial assets, the Company must recognize the financial and servicing assets controlled and liabilities incurred, and derecognize financial assets and liabilities in which control is surrendered or debt is extinguished. In such cases, servicing assets are determined based on estimated future revenues from contractually specified servicing fees and other ancillary revenues that are expected to compensate the Company for performing the servicing. The adoption of Statement No. 125 has not had a material effect on the Company's consolidated financial statements.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable. The credit risk associated with these commitments is considered in management's determination of the allowance for possible losses.

INTEREST RATE EXCHANGE CONTRACTS AND CAP AND FLOOR AGREEMENTS

The Company enters into interest rate exchange contracts (swaps) and cap and floor agreements as part of its overall asset and liability duration and interest rate risk management strategy. The objective of these financial instruments is to match estimated repricing periods of interest-sensitive assets and liabilities in order to reduce interest rate exposure and or manage desired asset and liability duration. With the exception of interest rate caps and floors, these instruments are used to hedge asset and liability portfolios and, therefore, are not marked to market. Fees associated with these financial instruments are accreted into interest income or amortized to interest expense on a straight-line basis over the lives of the contracts and agreements. Gains or losses on early termination of a swap are amortized on the remaining term of the contract when the underlying assets or liabilities still exist. Otherwise, such gains or losses are fully recorded as income or expense at the termination of the contract. The net interest received or paid on these contracts is reflected on a current basis in the interest income or expense related to the hedged obligation or asset.

STATEMENTS OF CASH FLOWS

The Company paid interest of $433.2 million, $368.0 million, and $257.3 million, respectively, and income taxes of $49.4 million, $67.4 million, and $50.3 million, respectively, for the years ended December 31, 1998, 1997, and 1996. Loans transferred to other real estate owned totaled $5.1 million, $8.8 million, and $1.5 million, respectively, for the years ended December 31, 1998, 1997, and 1996.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The exercise of stock options under the Company's nonqualified stock option plan, resulted in tax benefits reducing the Company's current income tax payable and increasing common stock in the amounts of $3.4 million, $1.2 million, and $0.6 million in 1998, 1997, and 1996, respectively.

NET INCOME PER COMMON SHARE

Diluted net income per common share is based on the weighted-average outstanding common shares during each year, including common stock equivalents. Basic net income per common share is based on the weighted-average outstanding common shares during each year.

STOCK SPLIT

On April 25, 1997, the Company's Board of Directors approved a four-for-one split of the common stock. This action was effective on May 14, 1997 for shareholders of record as of May 9, 1997. A total of 43,347,903 shares of common stock were issued. All references to the number of common shares and per common share amounts have been restated to reflect the split.

COMPREHENSIVE INCOME

On January 1, 1998, the Company adopted Financial Accounting Standards
Board (FASB) Statement No. 130, Reporting Comprehensive Income. Statement No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the consolidated statement of changes in shareholders' equity and comprehensive income. The statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of Statement No. 130.

ACCOUNTING STANDARDS NOT ADOPTED

In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for gains and losses of a derivative depends on the intended use of the derivative and the resulting designation.

Under this statement, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999, and should not be applied retroactively to financial statements of prior periods. The Company is currently studying the statement to determine its future effects.

In October 1998, the FASB issued Statement No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. This statement amends FASB Statement No. 65, Accounting for Certain Mortgage Banking Activities, to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise. This statement shall be effective for the first fiscal quarter beginning after December 15, 1998. It is anticipated that the adoption of Statement No. 134 will not have a significant impact on the Company's financial position or results of operations.

2. MERGERS AND Acquisitions

On January 6, 1998, the Company acquired Vectra Banking Corporation and its banking subsidiary, Vectra Bank, located in Denver, Colorado for 4,021,303 shares of common stock. Vectra Banking Corporation had total assets of approximately $703 million at the date of acquisition.

On May 22, 1998, the Company acquired FP Bancorp, Inc. of Escondido, California, and its banking subsidiary, First Pacific National Bank, for 1,914,731 shares of common stock. FP Bancorp, Inc. had total assets of approximately $363 million on the date of acquisition. FP Bancorp, Inc.'s total interest and noninterest income and net income for the period January 1 through March 31, 1998, were $8.1 million and $1.3 million, respectively.

On September 8, 1998, the Company acquired The Commerce Bancorporation, and its banking subsidiary The Commerce Bank of Washington, N.A. for 1,938,590 shares of common stock. The Commerce Bancorporation had total assets of approximately $300 million on the date of acquisition. The Commerce Bancorporation's total interest and noninterest income and net loss for the period January 1 through June 30, 1998, were $11.8 million and $3.2 million, respectively.

The acquisitions of Vectra Banking Corporation, FP Bancorp, Inc., and The Commerce Bancorporation were accounted for as poolings of interests and considered significant business combinations. Prior year amounts have been restated.

A reconciliation between revenue and net income previously reported by the Company for the year ended December 31, 1997, with the restated amounts presented in the accompanying financial statements follows:


                      Company        Vectra            FP
                     previously      Banking        Bancorp,     The Commerce    Company
                      reported     Corporation        Inc.      Bancorporation   restated
                    -----------   ------------    -----------    -----------    -----------
Total revenue ..    $   825,463         48,722         30,943         20,777        925,905
Net income .....        122,362          3,097          4,383          4,458        134,300

During 1998, the Company issued a total of 4,108,353 shares of common stock to acquire eight additional banking organizations in Colorado, namely Sky Valley Bank Corp., Tri-State Finance Corporation, Routt County National Bank Corporation, SBT Bankshares, Inc., Kersey Bancorp., N.A., Eagle Holding Company, Citizens Banco, Inc., and Mountain Financial Holding Company. Each of these acquisitions was accounted for as a pooling of interests and was not significant to the consolidated financial statements.

On October 1, 1998, the Company acquired The Sumitomo Bank of California (Sumitomo), located in San Francisco, California. Cash consideration of approximately $546 million was paid for the acquisition. Sumitomo had total assets of approximately $4.5 billion at the date of acquisition. Sumitomo, as well as FP Bancorp, Inc., was merged with Grossmont Bank and the name changed to California Bank & Trust. The Company sold a minority interest in California Bank & Trust to a limited partnership and a Director of the Company for its cost basis of approximately $33 million.

The acquisition was accounted for as a purchase transaction. Accordingly, the results of operations of Sumitomo are included with those of the Company for the period October 1, 1998 through December 31, 1998. The following unaudited amounts represent the Company and Sumitomo combined as if the acquisition had occurred at January 1, 1998 and 1997, respectively (in thousands):

                                             1998          1997
                                          ----------    ---------
Total revenue ........................    $1,452,000    1,315,000
Net income ...........................       141,800      154,600
Diluted net income per common share ..          1.89         1.86

The major components of management's plan for the combined company include the restructuring of operational functions and the consolidation of administrative facilities. Total goodwill arising from the transaction was $106,684,000, which will be amortized over a period of 25 years using the straight-line method. The Company recorded an $18 million liability in the purchase business combination and included such costs in the allocation of the purchase price. This liability included $5,962,000 of salaries and benefits for Sumitomo executives and staff who were terminated in relation to the acquisition. All of these individuals were identified prior to the consummation of the merger, and the majority were notified of the termination in early October 1998. In addition, a liability for $1,385,000 was recorded in the combination for data service employees terminated in relation to a system conversion. These employees were identified and notified that the termination is anticipated as of February 1999.

Merger expenses in the accompanying consolidated statements of income are summarized as follows:

                                                    1998       1997
                                                  -------    -------
Sumitomo acquisition:
    Severance and related employee benefits ..... $ 5,290       --
    Real property lease terminations ............   7,773       --
    Integration of business operations ..........   5,834       --
    Integration of information systems ..........   1,668       --

Other acquisition:
    Incremental personnel-related costs .........  11,314       --
    Professional fees ...........................   5,957        940
    Conversion and other miscellaneous charges ..   5,154      1,767
                                                  =======    =======
                                                  $42,990      2,707
                                                  =======    =======

The amounts set forth above for severance and related employee benefits and real property lease terminations are included in accrued liabilities in the accompanying consolidated balance sheets as of December 31, 1998. The severance and related employee benefits costs of $5,290,000 are associated with the termination of 250 branch employees of the acquired operation. In December 1998, the decision to terminate these employees was made by management, and a formal severance plan was adopted which outlined the amount of severance and type of benefits to be received upon termination. This plan was communicated to all Sumitomo employees at that time. Additionally, the real property lease terminations costs of $7,773,000 represent the remaining noncancellable obligation with respect to operating leases for several former Sumitomo branches and production facilities. It is anticipated that the remaining liability balance will be paid by the end of 1999, except for amounts related to long-term real property leases.

The $7,502,000 costs for integration of business operations and information systems primarily represent charges associated with the conversion of Sumitomo's computer and networking systems, bonus payments, and relocation and recruiting fees paid to hire new management.

3. Investment Securities

Investment securities as of December 31, 1998, are summarized as follows (in thousands):


                                                                    Held to maturity
                                                   -----------------------------------------------
                                                                  Gross       Gross     Estimated
                                                    Amortized   unrealized  unrealized    market
                                                       cost       gains       losses      value
                                                   ----------- ----------- ----------- -----------
U.S. Treasury securities ......................... $    62,412         155        --        62,567
U.S. government agencies and corporations:
     Small Business Administration loan-backed
       securities ................................     358,161       1,065       3,110     356,116
     Other agency securities .....................     939,308       6,504       1,984     943,828
States and political subdivisions ................     285,212       7,552          71     292,693
Mortgage-backed securities .......................   1,158,810       7,787         266   1,166,331
                                                   ----------- ----------- ----------- -----------
                                                   $ 2,803,903      23,063       5,431   2,821,535
                                                   =========== =========== =========== ===========

                                                                   Available for sale
                                                   -----------------------------------------------
                                                                  Gross       Gross     Estimated
                                                    Amortized   unrealized  unrealized    market
                                                       cost       gains       losses      value
                                                   ----------- ----------- ----------- -----------
U.S. Treasury securities ......................... $    45,738       1,002           4      46,736
U.S. government agencies and corporations:
     Small Business Administration originator fees
       certificates ..............................      84,933        --        16,283      68,650
     Other agency securities .....................     112,291       1,401          46     113,646
States and political subdivisions ................      15,198         497           3      15,692
Mortgage- and other asset-backed securities ......     179,389       1,248         401     180,236
                                                   ----------- ----------- ----------- -----------
                                                       437,549       4,148      16,737     424,960
Equity securities:
    Mutual funds:
       Accessor Funds, Inc. ......................     116,566       1,865          10     118,421
    Federal Home Loan Bank stock .................     100,579        --          --       100,579
    Other stock ..................................      36,804       3,817        --        40,621
                                                   ----------- ----------- ----------- -----------
                                                   $   691,498       9,830      16,747     684,581
                                                   =========== =========== =========== ===========

Investment securities as of December 31, 1997, are summarized as follows (in thousands):


                                                                      Held to maturity
                                                   -----------------------------------------------
                                                                  Gross       Gross     Estimated
                                                    Amortized   unrealized  unrealized    market
                                                       cost       gains       losses      value
                                                   ----------- ----------- ----------- -----------
U.S. Treasury securities ......................... $     4,004          45           1       4,048
U.S. government agencies and corporations:
     Small Business Administration loan-backed
       securities ................................     440,615       8,728         476     448,867
     Other agency securities .....................   1,425,656       7,036       1,099   1,431,593
States and political subdivisions ................     240,217       5,999         834     245,382
Mortgage-backed securities .......................      89,063       1,329         103      90,289
                                                   ----------- ----------- ----------- -----------
                                                   $ 2,199,555      23,137       2,513   2,220,179
                                                   =========== =========== =========== ===========



                                                                   Available for sale
                                                   -----------------------------------------------
                                                                  Gross       Gross     Estimated
                                                    Amortized   unrealized  unrealized    market
                                                       cost       gains       losses      value
                                                   ----------- ----------- ----------- -----------
U.S. Treasury securities ......................... $    37,332         414        --        37,746
U.S. government agencies and corporations:
     Small Business Administration originator fees
       certificates ..............................      75,371        --         3,154      72,217
     Other agency securities......................     346,140       1,034         229     346,945
States and political subdivisions ................      31,029       1,166           8      32,187
Mortgage- and other asset-backed securities ......      82,764       1,060          80      83,744
                                                   ----------- ----------- ----------- -----------

                                                       572,636       3,674       3,471     572,839
Equity securities:
    Mutual funds:
       Accessor Funds, Inc. ......................     109,530       1,456          28     110,958
    Federal Home Loan Bank stock .................      97,711        --          --        97,711
    Other stock ..................................      24,338       1,463          36      25,765
                                                   ----------- ----------- ----------- -----------
                                                   $   804,215       6,593       3,535     807,273
                                                   =========== =========== =========== ===========

The amortized cost and estimated market value of investment securities as of December 31, 1998, by contractual maturity, excluding equity securities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):


                                                   Held to maturity          Available for sale
                                              -------------------------   ------------------------
                                                             Estimated                   Estimated
                                               Amortized       market      Amortized       market
                                                 cost          value         cost          value
                                              -----------   -----------   -----------   ----------
Due in one year or less ..................    $  610,613       613,383        94,351        92,423
Due after one year through five years ....     1,230,153     1,242,212       232,083       227,727
Due after five years through ten years ...       811,749       814,078        63,843        60,013
Due after ten years ......................       151,388       151,862        47,272        44,797
                                              ----------    ----------    ----------    ----------
                                              $2,803,903     2,821,535       437,549       424,960
                                              ==========    ==========    ==========    ==========

Gross gains of $7,510,000, $9,179,000, and $490,000 and gross losses of $5,368,000, $14,250,000, and $875,000 were recognized on sales and write downs of investment securities for the years ended December 31, 1998, 1997, and 1996, respectively.

As of December 31, 1998 and 1997, securities with an amortized cost of $1,107,743,000 and $1,030,633,000, respectively, were pledged to secure public and trust deposits, advances, and for other purposes as required by law.

4. Loans and Allowance for Loan Losses

Loans are summarized as follows (in thousands):
                                                 1998            1997
                                              -----------    -----------
Loans held for sale ......................    $   232,253        178,642
Commercial, financial, and agricultural ..      2,691,915      1,445,417
Real estate:
    Construction .........................        866,548        566,844
    Other ................................      6,032,095      2,723,172
Consumer .................................        539,349        524,894
Lease financing ..........................        213,410        176,514
Foreign ..................................         44,368           --
Other receivables ........................         61,677         97,483
                                              -----------    -----------
                                              $10,681,615      5,712,966
                                              ===========    ===========

As of December 31, 1998 and 1997, loans with a carrying value of $63,125,000 and $188,417,000, respectively, were pledged as security for Federal Home Loan Bank advances.

     During 1998, 1997, and 1996, sales of loans held for sale totaled $1,238 million, $733 million, and $654 million, respectively. Consumer and other loan securitizations totaled $895 million in 1998, $951 million in 1997, and $746 million in 1996, and relate primarily to loans sold under revolving securitization structures. Gain on the sales, excluding servicing, of both loans held for sale and loan securitizations amounted to $36.4 million in 1998, $28.3 million in 1997, and $25.8 million in 1996.

The allowance for loan losses is summarized as follows (in thousands):

                                              1998        1997        1996
                                           ---------   ---------   ---------
Balance at beginning of year ............  $  91,571      86,249      79,757
Allowance for loan losses of companies
   acquired .............................    116,676       7,063       5,203
Additions:
    Provision for loan losses ...........     12,179       7,758       6,526
    Recoveries ..........................      9,355       7,042       6,763
Deductions:
    Loan charge-offs ....................    (24,228)    (16,541)    (12,000)
                                           ---------   ---------   ---------
Balance at end of year ..................  $ 205,553      91,571      86,249
                                           =========   =========   =========

At December 31, 1998, 1997, and 1996, the allowance for loan losses includes an allocation of $20 million, $9 million, and $6 million, respectively, related to commitments to extend credit and standby letters of credit.

The Company's total recorded investment in impaired loans amounted to $41,000,000 and $10,000,000 as of December 31, 1998 and 1997, respectively.
Included in the allowance for loan losses as of December 31, 1998 and 1997, is a required allowance of $5,000,000 and $300,000, respectively, on $11,600,000 and $1,900,000, respectively, of the recorded investment in impaired loans. Contractual interest due and interest foregone on impaired loans totaled $3,797,000 and $2,051,000, respectively, for 1998, $1,670,000 and $751,000, respectively, for 1997, and $1,626,000 and $731,000, respectively, for 1996. The average recorded investment in impaired loans amounted to $17,551,000 in 1998, $11,005,000 in 1997, and $9,534,000 in 1996.

5. Concentrations of Credit Risk

Credit risk represents the loss that would be recognized subsequent to the reporting date if counterparties failed to perform as contracted. Concentrations of credit risk (whether on- or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have significant exposure to any individual customer or counterparty.

Most of the Company's business activity is with customers located within the states of Utah, Idaho, California, Colorado, Arizona, Nevada, and Washington. The commercial loan portfolio is well diversified, consisting of 11 major industry classification groupings. As of December 31, 1998, the larger concentrations of risk in the commercial loan and leasing portfolio are represented by the real estate, construction, business services and transportation industry groupings. The Company has minimal credit exposure from lending transactions with highly leveraged entities. The majority of foreign loans are supported by domestic real estate or letters of credit.


6. PREMISES AND EQUIPMENT

The following table presents comparative data for premises and equipment (in thousands):


                                                   1998      1997
                                                 --------  --------
Land ..........................................  $ 46,456    32,767
Buildings .....................................   137,353    85,467
Furniture and equipment .......................   226,951   141,110
Leasehold improvements ........................    48,385    18,353
                                                 --------  --------
   Total ......................................   459,145   277,697
 Less accumulated depreciation and amortization   228,079   122,049
                                                 --------  --------
   Net book value .............................  $231,066   155,648
                                                 ========  ========

7. MORTGAGE SERVICING RIGHTS

Mortgage servicing rights, included in other assets in the accompanying balance sheets, are summarized as follows (in thousands):

                                   1998       1997
                                 --------   --------
Balance at beginning of year ..  $ 10,595      5,447
Additions .....................     9,231      7,300
Obtained through acquisition ..     1,595       --
Amortization ..................    (5,484)    (2,152)
Sales .........................      (623)      --
                                 --------   --------
Balance at end of year ........  $ 15,314     10,595
                                 ========   ========

At December 31, 1998 and 1997, the aggregate fair value of mortgage servicing rights was $20.4 million and $14.2 million, respectively. Fair values are determined by discounted anticipated future net cash flows from mortgage servicing activities considering market consensus loan prepayment predictions, interest rates, servicing costs, and other economic factors.


8. Deposits

At December 31, 1998, the scheduled maturities of all time deposits are as follows (in thousands):

      1999                                                 $3,300,783
      2000                                                    345,551
      2001                                                     93,665
      2002                                                     56,258
      2003 and thereafter                                      72,670
                                                            ---------
                                                           $3,868,927
                                                            =========

The aggregate amount of time deposits with a denomination of $100,000 or more was $1,528,329,000 and $546,686,000 at December 31, 1998 and 1997, respectively.
At December 31, 1998, the contractual maturities of these deposits were as follows: $780,318,000 in 3 months or less, $330,816,000 over 3 months through 6 months, $288,441,000 over 6 months through 12 months and $128,754,000 over 12 months.

Deposit overdrafts that have been reclassified as loan balances were $23.2 million and $40.2 million at December 31, 1998 and 1997, respectively.

9. SHORT-TERM BORROWINGS

Short-term borrowings generally mature in less than 30 days. The following table shows selected information for these borrowings (in thousands):

                                                     1998         1997        1996
                                                  ----------   ---------   ---------
Federal funds purchased:
   Average amount outstanding ..................  $  401,412     329,502     225,964
   Weighted average rate .......................        4.61%       5.44%       5.45%
   Highest month-end balance ...................     594,503     526,098     483,656
   Year-end balance ............................     337,283     350,109     191,909
   Weighted average rate on outstandings at
     year-end ..................................        4.58%       5.83%       6.26%

Security repurchase agreements:
   Average amount outstanding ..................  $1,442,260   1,892,962   1,139,394
   Weighted average rate .......................        4.77%       5.17%       4.93%
   Highest month-end balance ...................   1,710,676   2,262,818   1,353,298
   Year-end balance ............................     932,560   1,042,156     811,833
   Weighted average rate on outstandings at
     year-end  .................................        4.40%       5.74%       4.76%

The Company participates in overnight and term security repurchase agreements. Most of the overnight agreements are performed with sweep accounts in conjunction with a master repurchase agreement. In this case, securities under the Company's control are pledged for and interest is paid on the collected balance of the customers' accounts. For term repurchase agreements, securities are transferred to the applicable counterparty.


10. Federal Home Loan Bank Advances and Other Borrowings

The following table presents comparative data for FHLB advances and other borrowings over one year (in thousands):

                                                 1998      1997
                                               --------  --------
Medium-term note payable by parent, 6.03% ... $ -- 50,000 FHLB advances payable by subsidiaries,
      5.46%-7.30% ...........................    44,696   153,681
Notes payable, 5.60%-8.32% ..................    12,100     7,000
                                               --------  --------
                                               $ 56,796   210,681
                                               ========  ========

Federal Home Loan Bank advances as of December 31, 1998 are borrowed by Zions First National Bank (ZFNB), a wholly-owned subsidiary, under its line of credit with the Federal Home Loan Bank of Seattle. The line of credit provides for borrowing of amounts up to ten percent of total assets. The line of credit is secured under a blanket pledge whereby ZFNB maintains unencumbered collateral with carrying amount, which has been adjusted using a pledge requirement percentage based upon the types of collateral pledged, equal to at least 100 percent of outstanding advances and Federal Home Loan Bank stock.

Interest expense on FHLB advances and other borrowings over one year was $6,602,000, $8,206,000, and $740,000 for the years ended December 31, 1998,
1997, and 1996, respectively.

10. Federal Home Loan Bank Advances and Other Borrowings (continued)

Maturities of Federal Home Loan Bank advances and other borrowings over one year are as follows (in thousands):

       1999                                                 $  15,393
       2000                                                     9,833
       2001                                                     3,320
       2002                                                     2,515
       2003                                                     2,862
       Thereafter                                              22,873
                                                            ---------
                                                            $  56,796
                                                            =========


11. Long-term Debt

Long-term debt is summarized as follows (in thousands):
                                                              1998      1997
                                                            --------  --------
Guaranteed preferred beneficial interests in junior
   subordinated deferrable interest debentures ...........  $223,000   225,000
Subordinated notes:
   Floating rate subordinated notes, maturity 2005-2008 ..   177,000      --
   8.625%-9.00% subordinated notes, maturity in 1998-2002.    50,150    54,575
Capital leases and other notes payable ...................     3,585     1,066
                                                            --------  --------
                                                            $453,735   280,641
                                                            ========  ========

The guaranteed preferred beneficial interests in junior subordinated deferrable interest debentures include $200 million of 8.536 percent debentures issued by Zions Institutional Capital Trust A (ZICTA), $5.5 million of 10.25 percent debentures issued by GB Capital Trust

(GBCT), and $17.5 million of 9.50 percent debentures issued by VBC Capital I Trust (VBCCIT).

The ZICTA debentures are direct and unsecured obligations of ZFNB and are subordinate to the claims of depositors and general creditors. The Company has irrevocably and unconditionally guaranteed all of ZFNB's obligations under the debentures. The GBCT and VBCCIT debentures are direct and unsecured obligations of the Company through the acquisition of GB Bancorporation and Vectra Banking Corporation, and are subordinate to other indebtedness and general creditors of the Company. ZICTA, GBCT, and VBCCIT debentures have the right, with the approval of banking regulators, to early redemption in 2006, 2007, and 2002, respectively. ZICTA and GBCT debentures require semiannual interest payments and mature on December 15, 2026 and January 15, 2027, respectively. VBCCIT debentures require quarterly interest payments and mature on April 30, 2027.

Floating-rate subordinated notes consist of $67 million callable in 2000 and $110 million callable in 2003. These notes require quarterly interest payments. Subordinated notes also include $50 million of 8.625 percent notes which are not redeemable prior to maturity and require semiannual interest payments. All subordinated notes are unsecured.

Interest expense on long-term debt was $29,051,000, $24,600,000, and $10,539,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

Maturities and sinking fund requirements on long-term debt at December 31, 1998 for each of the succeeding five years are as follows (in thousands):

                                                      Consoli-     Parent
                                                       dated        only
                                                      --------    --------
        1999                                         $     609           -
        2000                                               485           -
        2001                                               424           -
        2002                                            50,427      50,000
        2003                                               437           -
        Thereafter                                     401,353     177,000
                                                      ---------   ---------
                                                     $  453,735     227,000
                                                      =========   =========

12. Commitments and Contingent Liabilities

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, to reduce its own exposure to fluctuations in interest rates, and to make a market in U.S. government, agency, and municipal securities. These financial instruments involve, to varying degrees, elements of credit, liquidity, and interest rate risk in excess of the amount recognized in the balance sheets.

Contractual amounts of the off-balance sheet financial instruments used to meet the financing needs of the Company's customers are as follows (in thousands):

                                    1998        1997
                                 ----------  ----------
Commitments to extend credit ..  $4,583,488   2,658,369
Standby letters of credit:
    Performance ...............      69,648      88,133
    Financial .................     104,530      40,279
Commercial letters of credit ..      25,294      10,043

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing properties.

Establishing commitments to extend credit gives rise to credit risk. As of December 31, 1998, a significant portion of the Company's commitments is expected to expire without being drawn upon; commitments totaling $3,192,208,000 expire in 1999. As a result, the Company's actual future credit exposure or liquidity requirements will be lower than the contractual amounts of the commitments. The Company uses the same credit policies and procedures in making commitments to extend credit and conditional obligations as it does for on-balance sheet instruments. These policies and procedures include credit approvals, limits, and monitoring.

Standby and commercial letters of credit are conditional commitments issued by the Company generally to guarantee the performance of a customer to a third party. The guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Standby letters of credit include commitments in the amount of $145,395,000 expiring in 1999 and $28,783,000 expiring thereafter through 2012. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds marketable securities and cash equivalents as collateral supporting those commitments for which collateral is deemed necessary.

Notional values of interest rate contracts are summarized as follows (in thousands):

                                 1998        1997
                              ----------  ----------
Caps and floors - written ..  $  707,137   1,052,000
Swaps ......................   1,364,584     701,331
Forwards ...................     133,204      87,565
Options ....................        --         3,000

The Company enters into interest rate cap, floor, exchange contract (swap), forward, and option agreements as part of its overall asset and liability duration and interest rate risk management strategy. These transactions enable the Company to manage asset and liability durations, and transfer, modify, or reduce its interest rate risk. With the exception of interest rate caps and floors, these instruments are used to hedge asset and liability portfolios and, therefore, are not marked to market. The notional amounts of the contracts are used to express volume, but the amounts potentially subject to credit risk are much smaller. Exposure to credit risk arises from the possibility of nonperformance by counterparties to the interest rate contracts. The Company controls this credit risk (except futures contracts and interest rate cap and floor contracts written, for which credit risk is de minimus) through credit approvals, limits, and monitoring procedures. As the Company generally enters into transactions only with high-quality counterparties, no losses associated with counterparty nonperformance on interest rate contracts have occurred. Nevertheless, the related credit risk is considered and provided for in the allowance for loan losses.

Interest rate caps and floors obligate one of the parties to the contract to make payments to the other if an interest rate index exceeds a specified upper "capped" level or if the index falls below a specified "floor" level. The interest rate caps and floors to which the Company is a party at December 31, 1998, have remaining terms of three to twenty-three years.

Interest rate swaps generally involve the exchange of fixed and variable rate interest payment obligations based on an underlying notional value, without the exchange of the notional value. Entering into interest rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contract but also the interest rate risk associated with unmatched positions. Swaps to which the Company is a party at December 31, 1998, have remaining terms ranging from one to six years.

Forwards are contracts for the delayed delivery of financial instruments in which the seller agrees to deliver on a specified future date, a specified instrument, at a specified price or yield. As of December 31, 1998, the Company's forward contracts have remaining terms ranging from one to four months. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument or commodity at a predetermined rate or price on a specified future date.

As a market maker in U.S. government, agency, and municipal securities, the Company enters into agreements to purchase and sell such securities. As of December 31, 1998 and 1997, the Company had outstanding commitments to purchase securities of $532,749,000 and $76,870,000, respectively, and outstanding commitments to sell securities of $528,711,000 and $75,717,000, respectively. These agreements at December 31, 1998, have remaining terms of one month or less.

The contract or notional amount of financial instruments indicates a level of activity associated with a particular class of financial instrument and is not a reflection of the actual level of risk. As of December 31, 1998 and 1997, the regulatory risk-weighted values assigned to all off-balance sheet financial instruments described herein totaled $895,337,000 and $340,611,000, respectively.

The Company has a total of $65.0 million available in lines of credit from two separate institutions. At December 31, 1998, the Company had drawn $37.0 million on these lines, with interest rates ranging from 5.52 percent to 5.93 percent. There were no compensating balance arrangements on either of these lines of credit.

At December 31, 1998, the Company was required to maintain a cash balance of $69.5 million with the Federal Reserve Banks to meet minimum balance requirements in accordance with Federal Reserve Board regulations.

The Company is a defendant in various legal proceedings arising in the normal course of business. The Company does not believe that the outcome of any such proceedings will have a material adverse effect on its consolidated financial position, operations, or liquidity.

The Company has commitments for leasing premises and equipment under the terms of noncancelable operating leases expiring from 1999 to 2031. Future aggregate minimum rental payments under existing noncancelable leases at December 31, 1998 are as follows (in thousands):

                                                     Capital     Operating
                                                      leases       leases
                                                     --------    ---------
             1999                                    $    606       20,587
             2000                                         521       17,973
             2001                                         477       15,040
             2002                                         479       13,574
             2003                                         479       12,001
             Thereafter                                 1,734       38,212
                                                     ---------   ---------
                                                     $   4,296     117,387
                                                     =========   =========

Future aggregate minimum rental payments have been reduced by noncancelable subleases as follows: 1999, $532,646; 2000, $491,742; 2001, $387,747; 2002,
$301,368; 2003, $196,706; and thereafter $5,973,921. Aggregate rental expense on operating leases amounted to $31,417,000, $19,281,000, and $15,370,000 for the
years ended December 31, 1998, 1997, and 1996, respectively.

13. Stock Options

The Company adopted a qualified stock option plan in 1981, under which stock options may be granted to key employees; and a nonqualified plan under which options may be granted to nonemployee directors. Under the qualified plan and nonqualified plan, respectively, 3,244,000 and 400,000 shares of common stock were reserved.

No compensation expense was recorded for the qualified and nonqualified option plans, as the exercise price was equal to the quoted market price of the stock at the time of grant. Options granted are generally exercisable in increments from one to four years after the date of grant and expire six years after the date of grant. Under the nonqualified plan, options expire five to ten years from the date of grant. At December 31, 1998, there were 83,962 and 295,000 additional shares available for grant under the qualified and nonqualified plan, respectively.

During 1998, the Company adopted a broad-based employee stock option plan in substitution of an employee profit-sharing plan, which assets were comprised of Company common stock. Substantially all participants of the employee profit-sharing plan are eligible to participate in the employee stock option plan. The Company bases participation in the employee stock option plan upon employment for a full year prior to the option grant date with service of 20 hours a week or more. Stock options will be granted to eligible employees based on an internal job grade structure. All options vest at a rate of one third each year with expiration at four years after grant date. At December 31, 1998, there were 300,000 options authorized with 163,908 options outstanding. The plan is noncompensatory and results in no expense to the Company, as the exercise price of the options is equal to the quoted market price of the stock at the option grant date.

The per share weighted-average fair value of stock options granted during 1998, 1997, and 1996 was $7.42, $10.33, and $5.19, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:
                                1998        1997        1996
                             ---------   ---------   ---------
Expected dividend yield ...      1.39%       1.55%       2.26%
Risk-free interest rate ...      5.34%       6.51%       6.30%
Expected volatility .......     33.94%      22.17%      23.19%
Expected life .............  5.5 years   5.5 years   5.5 years

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                 1998       1997      1996
                               --------   -------   -------
Net income (in thousands):
   As reported ..............  $146,847   134,300   120,418
   Pro forma ................   144,730   131,254   119,647

Earnings per share:
   As reported:
     Basic ..................  $   1.93      1.88      1.69
     Diluted ................      1.91      1.84      1.66
   Pro forma:
     Basic ..................      1.91      1.84      1.68
     Diluted ................      1.88      1.80      1.65

Pro forma amounts reflect only stock-based compensation grants made after 1994. The full impact of calculating compensation cost for stock options under Statement No. 123 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost of options granted prior to January 1, 1995 is not considered.

The following table is a summary of the Company's stock option activity and related information for the three years ended December 31, 1998:

                                                               Weighted
                                                  Number       average
                                                     of        exercise
                                                  shares        price
                                                ---------   -------------
Balance at December 31, 1995 ................   2,116,325   $        8.33
    Granted .................................     842,309           13.89
    Exercised ...............................    (648,332)           6.42
    Forfeited ...............................     (78,112)           3.92
    Expired .................................     (10,000)           6.03
                                                ---------
Balance at December 31, 1996 ................   2,222,190           11.16
    Acquired ................................     184,991           12.54
    Granted .................................     703,258           27.48
    Exercised ...............................    (835,358)           8.94
    Forfeited ...............................     (47,767)          13.25
                                                ---------

Balance at December 31, 1997 ................   2,227,314           17.21
    Acquired ................................      95,174            4.99
    Granted .................................   1,005,383           47.21
    Exercised ...............................    (588,138)          12.31
    Forfeited ...............................     (25,963)          32.82
                                                ---------

Balance at December 31, 1998 ................   2,713,770           28.81
                                                =========
Outstanding options exercisable as of:
    December 31, 1998 .......................   1,116,087           14.90
    December 31, 1997 .......................     717,824           10.54
    December 31, 1996 .......................     804,092            7.17

Selected information on stock options as of December 31, 1998 follows:

                                         Outstanding options                Exercisable options
                               --------------------------------------   --------------------------
                                                           Weighted-
                                            Weighted-       average                     Weighted-
                                             average       remaining                     average
                              Number of     exercise      contractual    Number of      exercise
 Exercise price range          shares         price           life         shares         price
-------------------------    ----------    -----------    ----------    ----------    -----------
$2.38 to $18.98 .........     1,122,179    $     12.18    5.9 years        867,619    $     11.29
$21.89 to $31.00 ........       593,108          14.46    5.4              237,468          26.50
$39.13 to $43.50 ........       231,408          42.42    4.3                 --              --
$46.38 to $56.00 ........       767,075          48.76    5.5               11,000          49.20
                              ---------                                  ---------
                              2,713,770    $     28.81    5.6 years      1,116,087    $     14.90
                              =========                                  =========

14. Net Income Per Common Share

Basic and diluted net income per common share, based on the weighted-average outstanding shares, are summarized as follows (in thousands, except per share amounts):

                                                     1998      1997      1996
                                                   --------  --------  --------

Basic:
  Net income ....................................  $146,847   134,300   120,418
  Less preferred dividends ......................        46     1,353     1,211
                                                   --------  --------  --------
  Net income applicable to common stock .........  $146,801   132,947   119,207
                                                   --------  --------  --------
  Average common shares outstanding .............    75,868    70,535    70,389
                                                   --------  --------  --------
  Net income per common share - basic ...........  $   1.93      1.88      1.69
                                                   ========  ========  ========
Diluted:
  Net income applicable to common stock .........  $146,801   132,947   119,207
                                                   --------  --------  --------
  Average common shares outstanding .............    75,868    70,535    70,389
  Stock option adjustment .......................     1,120     2,278     1,769
                                                   --------  --------  --------
  Average common shares outstanding - diluted ...    76,988    72,813    72,158
                                                   --------  --------  --------
  Net income per common share - diluted .........  $   1.91      1.84      1.66
                                                   ========  ========  ========


15.  Shareholder Rights Protection Plan

The Company has in place a Shareholder Rights Protection Plan. The Shareholder Rights Protection Plan contains provisions intended to protect shareholders in the event of unsolicited offers or attempts to acquire the Company, including offers that do not treat all shareholders equally, acquisitions in the open market of shares constituting control without offering fair value to all shareholders, and other coercive or unfair takeover tactics that could impair the Board of Directors' ability to represent shareholders' interests fully. The Shareholder Rights Protection Plan provides that attached to each share of common stock is one right (a "Right") to purchase one one-hundredth of a share of participating preferred stock for an exercise price of $90, subject to adjustment.

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without the approval of the Board of Directors. The Rights, however, should not affect offers for all outstanding shares of common stock at a fair price and, otherwise, in the best interests of the Company and its shareholders as determined by the Board of Directors. The Board of Directors may, at its option, redeem all, but not fewer than all, of the then outstanding Rights at any time until the 10th business day following a public announcement that a person or a group had acquired beneficial ownership of 10 percent or more of the Company's outstanding common stock or total voting power.

16. Income Taxes

Income taxes are summarized as follows (in thousands):

                    1998    1997    1996
                  -------  ------  ------
 Federal:
    Current ....  $59,119  59,007  48,015
    Deferred ...      874   4,381   2,779
State ..........   10,869   8,830   8,870
                  -------  ------  ------
                  $70,862  72,218  59,664
                  =======  ======  ======

A reconciliation between income tax expense computed using the statutory federal income tax rate of 35 percent and actual income tax expense is as follows (in thousands):


                                                     1998       1997        1996
                                                   --------   --------   --------
Income tax expense at statutory federal rate ....  $ 76,384     72,281     63,029
State income taxes, net .........................     7,065      5,740      5,766
Nondeductible expenses ..........................     6,027      3,125      1,762
Nontaxable interest .............................    (7,926)    (6,140)    (6,086)
Tax credits and other taxes .....................    (1,877)    (1,826)    (1,597)
Deferred tax assets realized ....................      --         --          246
Corporate reorganization ........................    (6,117)      --         --
Decrease in valuation allowance .................    (1,992)      (843)    (2,454)
Other items .....................................      (702)      (119)    (1,002)
                                                   --------   --------   --------
       Income tax expense .......................  $ 70,862     72,218     59,664
                                                   ========   ========   ========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1998 and 1997, are presented below (in thousands):

                                                            1998        1997
                                                         ---------   ---------
Gross deferred tax assets:
    Book loan loss deduction in excess of tax .........  $  75,913      32,087
    Postretirement benefits ...........................      9,258       2,517
    Deferred compensation .............................      7,993       6,289
    Deferred loan fees ................................      5,059       1,233
    Deferred agreements ...............................      3,046       3,427
    Capital leases ....................................      3,268        --
    Acquired net operating losses .....................      3,536       4,730
    Other real estate owned ...........................      4,890         463
    Accrued severance costs ...........................      3,361        --
    Other .............................................     15,133       9,623
                                                         ---------   ---------
      Total deferred tax assets .......................    131,457      60,369

    Less valuation allowance ..........................       --         1,992
                                                         ---------   ---------
      Total deferred tax assets net of valuation
        allowance .....................................    131,457      58,377
                                                         ---------   ---------
Gross deferred tax liabilities:
    Premises and equipment, due to differences in
      depreciation ....................................  $  (7,568)     (5,185)
    FHLB stock dividends ..............................    (18,100)    (15,536)
    Leasing operations ................................    (28,267)    (21,396)
    Prepaid pension reserves ..........................     (1,405)       (818)
    Mortgage servicing ................................     (2,176)     (1,513)
    Other .............................................     (5,275)     (1,992)
                                                         ---------   ---------
     Total deferred tax liabilities ...................    (62,791)    (46,440)
                                                         ---------   ---------
Statement No. 115 market equity adjustment ............      3,154      (2,250)
                                                         ---------   ---------
       Net deferred tax assets ........................  $  71,820       9,687
                                                         =========   =========

The Company has determined that it is not required to establish a valuation reserve for the net deferred tax assets since it is "more likely than not" that such net assets will be principally realized through future taxable income and tax planning strategies. The Company's conclusion that it is "more likely than not" that the net deferred tax assets will be realized is based on history of growth in earnings and the prospects for continued growth and profitability.

The Company has net operating loss carryforwards totaling $15,726,000 that expire yearly through the year 2010.

17. Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 1998, the Company's capital ratios significantly exceeded the minimum capital levels and is considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Company's category.

The actual capital amounts and ratios of the Company and significant banking subsidiaries are as follows (in thousands):


                                                       For capital adequacy     To be
                                         Actual              purposes       well capitalized
                                   -----------------   ------------------   -----------------
                                     Amount    Ratio     Amount     Ratio     Amount    Ratio
                                   ----------  -----   ----------   -----   ----------  -----
As of December 31, 1998:
   Total capital (to
     risk-weighted assets)
      The Company ................. $1,358,821  11.48%  $  946,588   8.00%  $1,183,235  10.00%
      Zions First National Bank ...    619,720  15.15      327,189   8.00      408,986  10.00
      California Bank & Trust .....    477,685  10.78      354,567   8.00      443,209  10.00
   Tier I capital (to
     risk-weighted assets)
      The Company .................  1,000,653   8.46      473,294   4.00      709,941   6.00
      Zions First National Bank ...    369,840   9.04      163,594   4.00      245,391   6.00
      California Bank & Trust .....    312,976   7.06      177,284   4.00      265,925   6.00
   Tier I capital (to average
     assets)
      The Company .................  1,000,653   5.98      501,933   3.00      836,555   5.00
      Zions First National Bank ...    369,840   5.56      199,718   3.00      332,864   5.00
      California Bank & Trust .....    312,976   5.40      173,948   3.00      289,913   5.00

 As of December 31, 1997:
   Total capital (to
     risk-weighted assets)
        The Company ............... $  879,292  13.42%  $  524,339   8.00%  $  655,424  10.00%
      Zions First National Bank ...    604,475  18.22      265,430   8.00      331,788  10.00
   Tier I capital (to
     risk-weighted assets)
      The Company .................    757,245  11.55      262,170   4.00      393,254   6.00
      Zions First National Bank ...    362,951  10.94      132,715   4.00      199,073   6.00
   Tier I capital (to average
     assets)
      The Company .................    757,245   6.83      332,829   3.00      554,715   5.00
      Zions First National Bank ...    362,951   5.66      192,417   3.00      320,695   5.00


Dividends declared by the Company's national banking subsidiaries in any calendar year may not, without the approval of the appropriate federal regulator, exceed their net earnings for that year combined with their net earnings less dividends paid for the preceding two years. At December 31, 1998, the Company's subsidiaries had approximately $53.5 million available for the payment of dividends under the foregoing restrictions.

18. Retirement Plans

The Company has a noncontributory defined benefit pension plan for eligible employees. Plan benefits are based on years of service and employees' compensation levels. Benefits vest under the plan upon completion of five years of service. Plan assets consist principally of corporate equity and debt securities and cash investments.

Effective January 1, 1997, the plan was amended such that plan benefits are now defined as a lump-sum cash value or an annuity at age 65. The 1997 income from curtailment resulted from the merger of Grossmont Bank plan participants into the Company's plan at December 31, 1997.

On January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards (Statement) No. 132. Statement No. 132 revises employer's disclosures about pension and other postretirement benefit plans. Statement No. 132 does not change the method of accounting for such plans.

The following table presents the change in the plan's benefit obligation for the years ended December 31, 1998 and 1997, as follows (in thousands):

                                                1998        1997
                                             ---------   ---------
Benefit obligation at beginning of year ...  $  66,267      55,709
Service cost ..............................      5,587       3,455
Interest cost .............................      5,192       4,313
Acquisitions ..............................     41,626       5,720
Curtailments ..............................       --        (1,551)
Actuarial (gain) loss .....................     (5,536)      1,585
Benefits paid .............................     (4,163)     (2,964)
                                             ---------   ---------
      Benefit obligation at end of year ...  $ 108,973      66,267
                                             =========   =========

Plan assets included 86,760 shares of Company common stock as of December 31, 1998 and 1997. The following table presents the change in plan assets for the years ended December 31, 1998 and 1997, as follows (in thousands):

                                                      1998        1997
                                                   ---------   ---------
Fair value of plan assets at beginning of year ..  $  72,966      54,173
Actual return on plan assets ....................     10,534      15,103
Acquisitions ....................................     27,831       5,679
Employer contributions ..........................         77         975
Benefits paid ...................................     (4,163)     (2,964)
                                                   ---------   ---------
      Fair value of plan assets at end of year ..  $ 107,245      72,966
                                                   =========   =========

The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 1998 and 1997, as follows (in thousands):

                                                  1998      1997
                                                -------   -------
Funded status ................................  $(1,728)    6,699
Unrecognized net actuarial loss ..............      685     1,582
Unrecognized net transition asset ............     (663)   (1,147)
Unrecognized prior service cost ..............   (3,296)   (3,659)
                                                -------   -------
      Net prepaid cost (accrued liability) ...  $(4,942)    3,475
                                                =======   =======

The ending net accrued liability and net prepaid benefit cost at December 31, 1998 and 1997, respectively, is fully recognized in the Company's respective consolidated balance sheets.

Net periodic benefit cost recognized for the years ended December 31, 1998, 1997, and 1996, includes the following components (in thousands):

                                                  1998      1997      1996
                                                -------   -------   -------
Service cost .................................  $ 5,587     3,456     3,702
Interest cost ................................    5,192     4,312     4,094
Expected return on plan assets ...............   (6,581)   (5,235)   (4,724)
Amortization of prior service cost ...........     (424)     (423)     (122)
Amortization of transitional asset ...........     (484)     (634)     (634)
Recognized actuarial loss ....................     --         347       826
                                                -------   -------   -------
      Net periodic benefit cost recognized ...  $ 3,020     1,823     3,142
                                                =======   =======   =======

The weighted average discount rate used in determining the pension benefit obligation was 6.75% and 7.00% in 1998 and 1997, respectively. The rate of compensation increase and the expected long-term rate of return were 5.00% and 9.00%, respectively, for both 1998 and 1997. Any net transition asset or obligation and any unrecognized prior service cost are being amortized on a straight-line basis. Unrecognized gains and losses are amortized using the minimum recognition method described in paragraph 32 of Statement of Financial Accounting Standards No. 87.

The Company also sponsors three unfunded, nonqualified supplemental executive retirement plans, which restore pension benefits limited by federal tax law. At December 31, 1998 and 1997, the Company's liability included in accrued expenses totaled $5.4 million and $2.6 million, respectively.

In addition to the Company's defined benefit pension plan, the Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees hired before January 1, 1993, who meet minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Plan coverage is provided by self-funding or health maintenance organizations (HMOs) options. Reductions in the Company's obligations to provide benefits resulting from cost sharing changes have been applied to reduce the plan's unrecognized transition obligation. The Company's retiree premium contribution rate is frozen at 50 percent of 1996 dollar amounts. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

The following table presents the change in the plan's benefit obligation for the years ended December 31, 1998 and 1997, as follows (in thousands):

                                                1998      1997
                                              -------   -------
Benefit obligation at beginning of year ....  $ 3,817     3,747
Service cost ...............................      114       111
Interest cost ..............................      230       270
Actuarial gain .............................     (434)     --
Benefits paid ..............................      254       311
                                              -------   -------
      Benefit obligation at end of year ....  $ 3,473     3,817
                                              =======   =======

The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 1998 and 1997, as follows (in thousands):

                                         1998      1997
                                       -------   -------
Benefit obligation at end of year ...  $ 3,473     3,817
Unrecognized net actuarial gain .....   (1,821)   (1,947)
                                       =======   =======
      Accrued benefit cost ..........  $ 5,294     5,764
                                       =======   =======

Net periodic benefit cost recognized for the years ended December 31, 1998, 1997, and 1996, includes the following components (in thousands):

                                        1998    1997    1996
                                       -----   -----   -----
Service cost ........................  $ 114     111     195
Interest cost .......................    230     270     414
Recognized net gain .................   (515)   (487)   --
                                       =====   =====   =====
        Net periodic benefit cost ...  $(171)   (106)    609
                                       =====   =====   =====

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent at December 31, 1998 and 7.5 percent at December 31, 1997.

The actuarial assumed health care cost trend rate is 7.0 percent for 1999, decreasing to an ultimate level of 5 percent for the years 2003 and thereafter. The effect of a one-percentage point increase and decrease in the assumed health care cost trend rate at December 31, 1998 would be a $352,000 increase and a $341,000 decrease, respectively, to the aggregate service and interest cost components of the net periodic postretirement health care benefit cost and a $3,503,000 increase and a $3,444,000 decrease, respectively, to the accumulated postretirement benefit obligation for health care benefits.

The Company has an Employee Stock Savings Plan and an Employee Investment Savings Plan (PAYSHELTER). Under PAYSHELTER, employees select from a nontax-deferred or tax-deferred plan and several investment alternatives. Employees can contribute from 1 to 15 percent of compensation, which is matched up to 50 percent by the Company for contributions up to 5 percent and 25 percent for contributions greater than 5 percent up to 10 percent. The Company's contributions to the plans amounted to $3,577,000, $2,672,000, and $2,198,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

The Company terminated its broad-based employee profit-sharing plan and replaced it with a broad-based Employee Stock Option Plan, as discussed in note 13.

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and financial liabilities other than investment securities of the Company are not traded in active markets. The above estimates of fair value require subjective judgments and are approximate. Changes in the following methodologies and assumptions could significantly affect the estimates.

FINANCIAL ASSETS

The estimated fair value approximates the carrying value of cash and due from banks and money market investments. For securities, the fair value is based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or a discounted cash flow model based on established market rates. The fair value of fixed-rate loans is estimated by discounting future cash flows using the London Interbank Offered Rate (LIBOR) yield curve adjusted by a factor which reflects the credit and interest rate risk inherent in the loan. Variable-rate loans reprice with changes in market rates. As such their carrying amounts are deemed to approximate fair value. The fair value of the allowance for loan losses of $205,553,000 and $91,571,000 at December 31, 1998 and 1997,
respectively, is the present value of estimated net charge-offs.

FINANCIAL LIABILITIES

The estimated fair value of demand and savings deposits, securities sold not yet purchased, and federal funds purchased and security repurchase agreements approximates the carrying value. The fair value of time and foreign deposits is estimated by discounting future cash flows using generally the LIBOR yield curve. Substantially all FHLB advances reprice with changes in market interest rates or have short terms to maturity. The carrying value of such indebtedness is deemed to approximate market value. Other borrowings are not significant. The estimated fair value of the subordinated notes is based on a quoted market price. The remaining long-term debt is not significant.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The fair value of the caps, floors, and swaps reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based upon pricing or valuation models applied to current market information, thereby taking into account the current unrealized gains or losses of open contracts. The carrying amounts include unamortized fees paid or received and deferred gains or losses.The fair value of commitments to extend credit and letters of credit, based on fees currently charged for similar commitments, is not significant.

     Carrying value and estimated fair value of principal financial instruments are summarized as follows (in thousands):


                                                          December 31, 1998            December 31, 1997
                                                    ---------------------------   ---------------------------
                                                       Carrying      Estimated      Carrying      Estimated
                                                        value       fair value       value       fair value
                                                    ------------   ------------   ------------   ------------
Financial assets:
    Cash and due from banks ......................  $    864,446        864,446        710,171        710,171
    Money market investments .....................       612,205        612,205        853,518        853,518
    Investment securities ........................     3,680,339      3,697,971      3,090,509      3,111,133
    Loans, net ...................................    10,427,939     10,662,279      5,577,331      5,626,531
                                                    ------------   ------------   ------------   ------------
        Total financial assets ...................  $ 15,584,929     15,836,901     10,231,529     10,301,353
                                                    ============   ============   ============   ============
 Financial liabilities:
    Demand, savings, and money market deposits ...  $  9,247,992      9,247,992      6,062,162      6,062,162
    Time deposits ................................     3,868,927      3,898,832      1,711,028      1,708,086
    Foreign deposits .............................       204,244        205,812        183,044        183,156
    Securities sold, not yet purchased ...........        29,702         29,702         45,067         45,067
    Federal funds purchased and security
      repurchase agreements ......................     1,269,843      1,269,843      1,392,265      1,392,265
    FHLB advances and other borrowings ...........       206,763        209,797        279,614        287,425
    Long-term debt ...............................       453,735        460,104        280,641        295,374
                                                    ------------   ------------   ------------   ------------
      Total financial liabilities ................  $ 15,281,206     15,322,082      9,953,821      9,973,535
                                                    ============   ============   ============   ============
Off-balance sheet instruments:
    Caps and floors:
       Written ...................................  $     (3,123)        (3,123)        (1,099)        (1,099)
       Purchased .................................          --             --             --             --
    Swaps ........................................          --            7,103           --            4,642
    Forwards .....................................          --             (331)          --             (442)
                                                    ------------   ------------   ------------   ------------
        Total off-balance sheet instruments ......  $     (3,123)         3,649         (1,099)         3,101
                                                    ============   ============   ============   ============

The following is a summary of selected operating segment information for the years ended December 31, 1998, 1997, and 1996 (in thousands):

                               First                                            Nevada      The
                              National   California     Vectra      National    State     Commerce
                              Bank and      Bank &       Bank       Bank of    Bank and    Bank of                Consolidated
                            Subsidiaries    Trust      Colorado     Arizona   Subsidiary  Washington     Other       Company
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
 1998:
  Net interest income ...... $   222,044     117,808       78,308      70,687      50,397      13,939      (9,420)     543,763
  Provision for loan losses       23,000     (18,447)       4,588       1,800       1,560          78        (400)      12,179
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
  Net interest income after
   provision for loan losses     199,044     136,255       73,720      68,887      48,837      13,861      (9,020)     531,584
  Noninterest income .......     142,654      15,051       14,844       9,312      15,047       1,702       2,103      200,713
  Merger expense and
   amortization of
   goodwill and core
   deposit intangibles .....       2,445      29,635        7,681       1,867       1,490       7,702       2,864       53,684
  Other noninterest expense      216,377      82,080       57,299      40,131      41,854       7,453      15,179      460,373
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
  Income before income
   taxes and minority
   interest ................     122,876      39,591       23,584      36,201      20,540         408     (24,960)     218,240
  Income taxes .............      35,519      16,439        8,807      14,013       6,881         346     (11,143)      70,862
  Minority interest ........        --          --           --          --          --          --          (531)        (531)
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
Net income ................. $    87,357      23,152       14,777      22,188      13,659          62     (14,348)     146,847
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
 Assets .................... $ 6,042,170   6,012,572    1,955,087   1,451,866   1,120,703     337,351    (270,828)  16,648,921
 Net loans and leases ......   3,509,319   4,182,821    1,211,653   1,012,038     550,570     154,892      12,199   10,633,492
 Deposits ..................   3,933,823   5,348,694    1,688,719   1,225,796     929,370     221,403     (26,642)  13,321,163
 Shareholders' equity ......     378,449     435,723      192,564     116,262      84,976      23,159    (217,477)   1,013,656
                             =========== ===========  =========== =========== =========== =========== ===========  ===========
1997:
  Net interest income ...... $   206,009      60,388       41,175      61,577      37,076      12,596      (6,290)     412,531
  Provision for loan losses         --         2,892          781       2,400       1,560         300        (175)       7,758
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
  Net interest income after
   provision for loan losses     206,009      57,496       40,394      59,177      35,516      12,296      (6,115)     404,773
  Noninterest income .......     113,756       8,062        1,032       6,272      11,884       1,303       4,065      146,374
  Merger expense and
   amortization of
   goodwill and core
   deposit intangibles .....       1,132         814        1,992       1,568         450        --         3,421        9,377
  Other noninterest expense      184,758      38,424       30,352      34,168      31,400       7,059       9,091      335,252
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
  Income before income taxes     133,875      26,320        9,082      29,713      15,550       6,540     (14,562)     206,518
  Income taxes .............      45,295      10,490        3,797      11,896       4,863       2,082      (6,205)    ,272,218
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
Net income ................. $    88,580      15,830        5,285      17,817      10,687       4,458      (8,357)     134,300
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
 Assets .................... $ 5,894,174   1,211,371    1,203,866   1,351,876     988,010     298,478     (78,571)  10,869,204
 Net loans and leases ......   2,780,986     727,302      717,255     797,620     488,659     153,765       3,315    5,668,902
 Deposits ..................   3,665,705   1,085,679      951,840   1,191,774     833,644     235,771      (8,179)   7,956,234
 Shareholders' equity ......     421,501      91,951      140,500     105,099      86,170      23,890    (127,059)     742,052
                             =========== ===========  =========== =========== =========== =========== ===========  ===========

1996:
  Net interest income ...... $   187,900      45,154       22,727      50,485      25,694      10,106      (4,341)     337,725
  Provision for loan losses         --         1,800          916       2,300       1,240         270        --          6,526
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
  Net interest income after
   provision for loan losses     187,900      43,354       21,811      48,185      24,454       9,836      (4,341)     331,199
  Noninterest income .......      93,737       5,371        4,492       3,575       8,807       1,233       4,792      122,007
  Merger expense and
   amortization of
   goodwill and core
   deposit intangibles .....         502         713          231       1,096         103        --           692        3,337
  Other noninterest expense      156,535      33,865       17,687      26,284      22,813       6,182       6,421      269,787
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
  Income before income taxes     124,600      14,147        8,385      24,380      10,345       4,887      (6,662)     180,082
  Income taxes .............      41,460       3,385        2,940       9,715       3,094       1,545      (2,475)      59,664
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
Net income ................. $    83,140      10,762        5,445      14,665       7,251       3,342      (4,187)     120,418
                             ----------- -----------  ----------- ----------- ----------- ----------- -----------  -----------
 Assets .................... $ 4,862,570     940,034      561,811   1,023,915     570,927     237,517      27,552    8,224,326
 Net loans and leases ......   2,476,218     598,603      319,905     704,432     268,333     132,102       3,560    4,503,153
 Deposits ..................   3,167,894     832,196      439,351     900,432     500,498     185,740     (16,807)   6,009,304
 Shareholders' equity ......     374,432      68,136       45,435     109,304      46,703      20,300     (22,987)     641,323
                             =========== ===========  =========== =========== =========== =========== ===========  ===========


20. Operating Segment Information

As of December 31, 1998, the Company adopted FASB Statement No. 131, Financial Reporting for Segments of a Business Enterprise. This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. According to the statement, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates segment performance internally based on geography, and thus the operating segments are so defined. All segments, except for the segment defined as "other," are based on commercial banking operations. The operating segment defined as "other" includes the Parent company, smaller nonbank operating units, and eliminations of transactions between segments.

The accounting policies of the individual operating segments are the same as those of the Company described in note 1. Transactions between operating segments are primarily conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. Expenses for centrally provided services are allocated based on the estimated usage of those services.

21. Quarterly Financial Information  (Unaudited)

Financial information by quarter for the three years ended December 31, 1998, is as follows (in thousands, except per share amounts):

                                                                                   Income
                                                                                   before               Diluted
                                                                                   income               income
                             Gross      Net         Non-      Non-     Provision taxes and                per
                           interest   interest   interest   interest   for loan   minority     Net      common
                            income     income     income    expense     losses    interest    income     share
                           --------   --------   --------   --------   --------   --------   --------   -------
1998:
  First quarter ........   $214,456    116,623     44,806    100,757      3,555     57,117     38,996      0.52
  Second quarter .......    218,829    121,673     47,752    117,412      3,264     48,749     32,984      0.44
  Third quarter ........    234,517    130,749     49,607    112,840      2,485     65,031     42,739      0.54
  Fourth quarter .......    308,242    174,718     58,548    183,048      2,875     47,343     32,128      0.40
                           --------   --------   --------   --------   --------   --------   --------
                           $976,044    543,763    200,713    514,057     12,179    218,240    146,847      1.91
                           ========   ========   ========   ========   ========   ========   ========
1997:
  First quarter ........   $171,218     90,418     34,956     73,431      2,018     49,925     32,416      0.45
  Second quarter .......    192,869    100,738     35,404     80,751      1,842     53,549     34,357      0.47
  Third quarter ........    203,315    107,526     40,031     90,593      2,091     54,873     35,704      0.49
  Fourth quarter .......    212,129    113,849     35,983     99,854      1,807     48,171     31,823      0.43
                           --------   --------   --------   --------   --------   --------   --------
                           $779,531    412,531    146,374    344,629      7,758    206,518    134,300      1.84
                           ========   ========   ========   ========   ========   ========   ========
1996:
  First quarter ........   $138,109     76,140     28,807     62,833      1,203     40,911     27,458      0.39
  Second quarter .......    143,452     81,866     28,826     65,816      1,347     43,529     29,869      0.42
  Third quarter ........    152,955     86,445     31,790     69,656      1,779     46,800     30,744      0.43
  Fourth quarter .......    160,224     93,274     32,584     74,819      2,197     48,842     32,347      0.45
                           --------   --------   --------   --------   --------   --------   --------
                           $594,740    337,725    122,007    273,124      6,526    180,082    120,418      1.66
                           ========   ========   ========   ========   ========   ========   ========

22. Parent Company Financial Information

Condensed financial information of Zions Bancorporation (parent only) follows:


                              ZIONS BANCORPORATION

                            Condensed Balance Sheets

                           December 31, 1998 and 1997


(In thousands)
                                                                                      1998         1997
                                                                                  -----------   -----------
Assets
Cash and due from banks ........................................................  $       155         4,122
Interest-bearing deposits ......................................................       19,637         2,241
Investment securities ..........................................................        9,950         2,490
Loans, lease financing, and other receivables, net .............................       14,797         1,680
Investments in subsidiaries:
    Commercial banks and bank holding company ..................................    1,196,520       902,621
    Other ......................................................................       25,711         5,828
Receivables from subsidiaries:
    Commercial banks ...........................................................      110,000          --
    Other ......................................................................        2,865         2,945
Other assets ...................................................................       32,742        22,351
                                                                                  -----------   -----------
                                                                                  $ 1,412,377       944,278
                                                                                  ===========   ===========
Liabilities and Shareholders' Equity
Accrued liabilities ............................................................  $    36,731        23,828
Borrowings less than one year ..................................................      111,217        48,050
Borrowings over one year .......................................................         --          50,000
Subordinated debt to subsidiary ................................................       23,773        25,773
Long-term debt .................................................................      227,000        54,575
                                                                                  -----------   -----------
      Total liabilities ........................................................      398,721       202,226
                                                                                  -----------   -----------
Shareholders' equity:
    Common stock ...............................................................      324,099       190,039
    Net unrealized holding gains and losses on securities available for sale ...       (4,280)        1,902
    Retained earnings ..........................................................      693,837       550,111
                                                                                  -----------   -----------
      Total shareholders' equity ...............................................    1,013,656       742,052
                                                                                  -----------   -----------
                                                                                  $ 1,412,377       944,278
                                                                                  ===========   ===========

                         Condensed Statements of Income

                  Years ended December 31, 1998, 1997, and 1996

(In thousands)
                                                                                1998         1997        1996
                                                                              ---------   ---------   ---------
Interest income - interest and fees on loans and securities ................  $   7,023         942         895
Interest expense - interest on borrowed funds ..............................     17,307       9,217       6,154
                                                                              ---------   ---------   ---------
     Net interest loss .....................................................    (10,284)     (8,275)     (5,259)
                                                                              ---------   ---------   ---------
 Other income:
   Dividends from consolidated subsidiaries:
     Commercial banks ......................................................    210,890     100,534      49,838
     Other .................................................................      1,430         500       1,000
   Other income ............................................................      7,080       5,511       4,141
                                                                              ---------   ---------   ---------
                                                                                219,400     106,545      54,979
                                                                              ---------   ---------   ---------
 Expenses:
   Salaries and employee benefits ..........................................      5,473       7,768       6,483
   Operating expenses ......................................................      9,714       6,982       2,766
                                                                              ---------   ---------   ---------

                                                                                 15,187      14,750       9,249
                                                                              =========   =========   =========
Income before income tax benefit ...........................................    193,929      83,520      40,471
Income tax benefit .........................................................     (8,249)     (6,955)     (3,306)
                                                                              ---------   ---------   ---------
Income before equity in undistributed income of consolidated subsidiaries ..    202,178      90,475      43,777
                                                                              ---------   ---------   ---------
Equity in undistributed income of consolidated subsidiaries:
    Commercial banks and bank holding company ..............................    (50,559)     44,176      76,015
    Other ..................................................................     (4,772)       (351)        626
                                                                              ---------   ---------   ---------
                                                                                (55,331)     43,825      76,641
                                                                              ---------   ---------   ---------
      Net income ...........................................................  $ 146,847     134,300     120,418
                                                                              =========   =========   =========

                              ZIONS BANCORPORATION

                       Condensed Statements of Cash Flows

                  Years ended December 31, 1998, 1997, and 1996


(In thousands)
                                                                  1998        1997       1996
                                                               ---------   ---------   ---------
Cash flows from operating activities:
   Net income ...............................................  $ 146,847     134,300     120,418
   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Undistributed net income of consolidated subsidiaries ..     55,331     (43,825)    (76,641)
     Depreciation of premises and equipment .................        160         161         440
     Amortization ...........................................        662         714         692
     Other ..................................................     17,486      (6,832)      9,239
                                                               ---------   ---------   ---------
       Net cash provided by operating activities ............    220,486      84,518      54,148
                                                               ---------   ---------   ---------
 Cash flows from investing activities:
 Net (increase) decrease in interest-bearing deposits .......    (17,396)      1,287      12,975
 Collection of advances to subsidiaries .....................      8,341       2,890       1,176
 Advances to subsidiaries ...................................   (118,261)     (4,226)     (1,921)
 Increase of investment in subsidiaries .....................   (335,340)    (39,609)    (15,051)
 Purchases of other assets ..................................       --          --       (12,000)
 Other ......................................................    (18,344)     (1,466)     (1,686)
                                                               ---------   ---------   ---------
       Net cash used in investing activities ................   (481,000)    (41,124)    (16,507)
                                                               ---------   ---------   ---------
Cash flows from financing activities:
 Net change in borrowings under one year ....................     38,167      44,000       4,050
 Proceeds from borrowings over one year .....................       --        50,000        --
 Payments on borrowings over one year .......................    (25,000)     (8,214)     (1,429)
 Proceeds from issuance of long-term debt ...................    176,971      25,773        --
 Payments on long-term debt .................................     (2,000)         (5)     (4,715)
 Proceeds from issuance of common stock .....................    136,750       4,643      13,997
 Payments to redeem common and preferred stock ..............    (26,741)   (129,439)    (25,148)
 Dividends paid .............................................    (41,600)    (30,311)    (26,171)
                                                               ---------   ---------   ---------
      Net cash provided by (used in) financing activities ...    256,547     (43,553)    (39,416)
                                                               ---------   ---------   ---------
 Net decrease in cash and due from banks ....................     (3,967)       (159)     (1,775)

Cash and due from banks at beginning of year ................      4,122       4,281       6,056
                                                               ---------   ---------   ---------
 Cash and due from banks at end of year .....................  $     155       4,122       4,281
                                                               =========   =========   =========


The parent company paid interest of $16,427,000, $8,287,000, and $5,856,000 for the years ended December 31, 1998, 1997, and 1996, respectively.