Form 10-K/A, Exhibit 13
period 1998-12-31
ZIONS BANCORPORATION /UT/
filed 2000-02-14
CIK 109380

                                                                      EXHIBIT 13

                               ZIONS BANCORP0RATION
                               1998 ANNUAL REP0RT

                              FINANCIAL HIGHLIGHTS

                                          98/97
                                                             1998                1997          1996           1995        1994
                                                             ----                ----          ----           ----        ----
                                           CHANGE
FOR THE YEAR (IN MILLIONS)
Net income                                    +  9%          $130.1             $119.9         $104.7         $83.8       $65.8

OPERATING CASH EARNINGS (1)                   + 43%           181.1              126.8          106.9          85.9        67.4


   PER SHARE

Net income (diluted)                          - 11%           $1.70              $1.91          $1.72         $1.36       $1.08

Net income (basic)                            - 11%            1.72               1.93           1.74          1.38        1.10

Operating cash earnings (diluted) (1)         + 17%            2.37               2.02           1.75          1.42        1.12

Dividends declared                            + 15%             .54                .47           .425         .3525         .29

Book value (2)                                + 44%           17.61              12.23           8.71          7.46        6.35

Market price - end                            + 37%           62.38              45.38          26.00         20.06        8.97

Market price - high                                           62.38              46.00          26.00         20.28       10.50

Market price - low                                            38.38              25.69          16.69          8.88        8.38

AT YEAR END (IN MILLIONS)

Assets                                        + 71%         $17,020             $9,943         $6,722        $5,803      $5,087
Loans and leases                             + 112%          10,636              5,023          3,585         2,922       2,489
Loans sold being serviced (3)                +   1%           1,057              1,050            868           831         787
Deposits                                      + 88%          13,321              7,090          4,738         4,242       3,836
Shareholders' equity                          + 72%           1,385                803            528           447         380

PERFORMANCE RATIOS

Return on average assets                                        .97%              1.34%          1.59%         1.44%       1.18%
Return on average common equity                               10.46%             19.03%         21.50%        20.29%      18.69%
Efficiency ratio                                              71.00%             59.89%         56.57%        59.37%      62.23%
Net interest margin                                            4.53%              4.19%          4.59%         4.54%       4.11%

OPERATING CASH PERFORMANCE RATIOS (1)

Return on average assets                                       1.40%              1.43%          1.63%         1.48%       1.21%
Return on average common equity                               26.98%             25.46%         23.44%        21.90%      20.22%
Efficiency ratio                                              61.58%             58.42%         55.98%        58.63%      62.54%

CAPITAL RATIOS(2)

Equity to assets                                               8.14%              8.08%          7.85%         7.70%        7.47%
Tier 1 leverage                                                5.86%              6.96%          9.09%         6.40%        6.32%
Tier 1 risk-based capital                                      8.34%             12.17%         14.83%        11.48%       11.84%
Total risk-based capital                                      11.38%             14.11%         17.29%        14.27%       14.92%

SELECTED INFORMATION

Average common-equivalent shares (in                         76,527             62,895         60,976        60,633       59,959
thousands)
Common dividend payout ratio                                  31.27%             24.19%         23.88%        24.53%       25.53%
Full-time equivalent employees                                6,793              4,393          3,118         2,892        2,732
Commercial Banking Offices                                      333                230            143           132          119
ATMs                                                            463                485            327           255          215

(1) Before amortization of goodwill and core deposit intangible assets and merger expense.

(2)  At year end.

(3) Amount represents the outstanding balance of loans sold and being serviced by the company, excluding long-term first mortgage residential real-estate loans.

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

Colorado

     Aggressive acquisitions were undertaken to establish a significant and solid franchise within the growing state of Colorado during 1998. In order to develop a network of branches throughout the state, the Company acquired multiple banking organizations. This was necessary because, until recently, Colorado banking laws did not permit the development of statewide branch banking franchises.

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

Internal Growth

     In addition to acquiring other banking franchises, Zions Bancorporation's strategy is to leverage its existing branch network and selectively expand within the states it serves. Excluding the loans and deposits from the company's acquisitions, which are not reflected in the previous-year balances, on-balance-sheet and securitized loans in 1998 increased 20.9% and deposits were up 9.5% from a year ago.

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

     ... on balance sheet and securitized loans in 1998 increased 20.9% and deposits were up 9.5% from a year ago.

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

MANAGEMENT'S COMMENTS

PERFORMANCE SUMMARY

Zions Bancorporation reported record earnings of $130.0 million or $1.70 per share in 1998. Net income increased 8.5% over the $119.9 million earned in 1997 and 14.5% over the $104.7 million earned in 1996. On a diluted net income per share basis, per share earned decreased 11.0% from $1.91 in 1997 to 1.70 in 1998. Per share earnings increased 1.72 to 1.91, an 11.0% increase, from 1996 to 1997. Dividends per share were $.54 per share in 1998, an increase of 14.9% over $.47 in 1997, which were up 10.6% from $.425 in 1996. Financial results have been restated for prior periods to reflect the acquisition of The Commerce Bancorporation during 1998, which was accounted for as a pooling of interests and considered significant. The acquisitions of Vectra Banking Corporation, FP Bancorp, Inc., and The Sumitomo Bank of California were accounted for as purchases and results of operations are included as if the acquisitions had occurred January 1, 1998, April 1, 1998, and October 1, 1998, respectively. Therefore, results of operations for 1998 can not be compared directly with prior periods.

Included in reported net income were after-tax merger expenses of $24.1 million or $.32 per share in 1998 and $.1 million or $.01 per share in 1997. Excluding merger expenses, earnings for 1998 would have been $154.2 million or $2.02 per share , an increase of 28.0% and 5.2%, respectively, over $120.5 or $1.92 for 1997. Merger expenses in 1998 relate to the company's acquisitions of twelve banking organizations during the year and are further discussed in Note 2 of Notes to Consolidated Financial Statements.

The return on average shareholders' equity was 10.46% and the return on average assets was 0.97% for 1998, compared with 19.03% and 1.34%, respectively, in 1997, and 21.50% and 1.59%, respectively, in 1996.

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

Operating cash earnings were $181.1 million or $2.37 per share for 1998, an increase of 42.8% and 17.3%, respectively, over the $126.8 or $2.02 per share for 1997, which was up 18.6% and 15.4% over the $106.9 million or $1.75 per share in 1996. The return on average shareholders' equity and the return on average assets on an operating cash basis were 26.98% and 1.40%, respectively, for 1998 compared to 25.46 % and 1.43% for 1997 and 23.44% and 1.63% for 1996.

The strong performance of the Company was driven by a 71.3% growth in average loans and leases and a 46.3% growth in average total earning assets that led to a 58.4% increase in taxable-equivalent net interest income to $541.9 million in 1998. Noninterest income increased 42.1% to $199.9 million in 1998, with strong growth in service charges, trust income, underwriting and trading income, and loan sales and servicing income. Noninterest expense, including merger expenses increased 82.1% to $526.7 million in 1998. Excluding merger expenses, noninterest expense increased 69.4% over 1997. The increase in revenue and noninterest expense is mainly attributable to the record growth of the Company during 1998 through acquisitions and expansion. The number of full-time equivalent employees increased to 6,793 at year-end 1998 from 4,393 at the end of 1997 and banking offices increased to 333 from 230. Increased expenses, related primarily to acquisitions and related conversion and functional integration, resulted in an increase in the Company's efficiency ratio, or noninterest expenses as a percentage of total taxable-equivalent net revenues to 71.00% for 1998 compared to 59.89% for 1997 and 56.57% for 1996. The operating cash performance efficiency ratio was 61.58% for 1998 compared to 58.42% for 1997 and 55.98% for 1996.

The Company's provision for loan losses totaled $11.9 million for 1998 compared to $4.6 million for 1997. Net charge-offs were $14.9 million, or .21% of average loans and leases in 1998 compared to $8.1 million or .20% in 1997. Nonperforming assets increased to $64 million or .60% of loans and other real estate owned on December 31, 1998 from $16 million or .32% on December 31, 1997. Nonperforming assets on December 31, 1998 include $29 million related to the acquired loans of The Sumitomo Bank of California.

BUSINESS SEGMENT RESULTS

The Company manages its operations and prepares management reports with a primary focus on geographical area. Operating segments information is presented in Note 20 of Notes to Consolidated Financial Statements. The company allocates centrally provided services to the business segments based upon estimated usage of those services. The operating segment identified as other includes the Parent, several smaller business units and inter-segment eliminations.


ZIONS FIRST NATIONAL BANK AND SUBSIDIARIES

Zions First National Bank and Subsidiaries include the Company's operations in Utah and Idaho. The Bank experienced strong internal growth in 1998 with loans increasing 26.2% over 1997 and deposits increasing 7.3%. Net income decreased 1.5% to $87.1 million compared to $88.5 million in 1997 which was up 6.4% from the $83.1 million earned in 1996. The decrease for 1998 was mainly the result of a $23.0 million provision for loan losses in 1998. The Bank did not make a provision for loans losses in 1997 o 1996. Net interest income for 1998 increased 7.8% to $222.0 million and noninterest income increased 25.4% to $142.7 million.

CALIFORNIA BANK & TRUST

During 1998 the Company acquired FP Bancorp, Inc. and The Sumitomo Bank of California and merged them into Grossmont Bank, which was renamed California Bank & Trust. The acquisitions were accounted for as purchases and results of operations, and are included in the segment information as if the acquisitions had occurred April 1, 1998 and October 1, 1998. Therefore, the year 1998 is not comparable to prior years. On the acquisition date The Sumitomo Bank of California had total assets of $4,545 million, loans of $3,417 million and deposits of $3,955 million. See Note 2 of Notes to Consolidated Financial Statements for further information about the acquisitions.

The Bank incurred pre-tax merger expenses of $27.5 million during 1998 related to the FP and Sumitomo acquisitions. At year-end total assets were $6,183, total loans were $4,181 and total deposits were $5,349.


VECTRA BANK COLORADO

In January 1998 the Company acquired Vectra Banking Corporation in a transaction accounted for as a purchase. Vectra had total assets of $703 million, loans of $413 million and deposits of $556 million. During 1998 the Company also acquired eight smaller banks in Colorado. The acquired banks, along with previously owned Colorado banking organizations, were merged during 1998 under the name of Vectra Bank Colorado, National Association. See Note 2 of Notes to Consolidated Financial Statements for further information about the acquisitions.


Net income for Vectra Bank Colorado increased 63.3% to $3.6 million from $2.2 million in 1997. Pre-tax merger expenses of $4.3 million were incurred during 1998 in connection with the acquisitions. The increased earnings for 1998 resulted from the acquisition of Vectra and other banks in 1998 and strong loan growth, which resulted in a 465.8% increase in net interest income.


NATIONAL BANK OF ARIZONA

Net income at National Bank of Arizona was up 24.7% to $22.2 million in 1998 as compared to $17.8 million in 1997 and $14.7 million for 1996. The increases for both 1998 and 1997 were driven by strong loan growth. Noninterest income for 1998 increased to $9.3 million from $6.3 for 1997, an increase of 47.6%. The increase in noninterest income for 1998 included a $1.4 million increase in service charges on deposit accounts and $.8 million from a new trust operation started in Arizona during 1998.

NEVADA STATE BANK

Net income at Nevada State Bank increased 28.0% to $13.7 million as compared to $10.7 million in 1997 and $7.3 million for 1996. Earnings growth for 1998 and 1997 was driven by increases in net interest income, which increased 35.8% for 1998 compared to 1997 and 44.4% for 1997 compared to 1996. Noninterest income increased 26.1% to $15.0 million for 1998 compared to $11.9 million for 1997 mainly due to an increase of $2.0 million in service charges and other fee income.


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

INCOME STATEMENT ANALYSIS

NET INTEREST INCOME, MARGIN AND INTEREST RATE SPREADS

Net interest income on a tax-equivalent basis is the difference between interest earned on assets and interest paid on liabilities, with adjustments made to present income on assets exempt from income taxes comparable to other taxable income. Changes in the mix and volume of earning assets and interest-bearing liabilities, their related yields and overall interest rates have a major impact on earnings. In 1998, taxable-equivalent net interest income provided 73.1% of the Company's net revenues, compared with 70.9% in 1997 and 71.2% in 1996.

The Company's taxable-equivalent net interest income increased by 58.4% to $541.9 million in 1998 as compared to $342.2 million in 1997 and $277.7 million in 1996. The increased level of taxable-equivalent net interest income was driven by a 46.3% and 35.1% growth in average earning assets for 1998 and 1997, respectively. The Company manages its earnings sensitivity to interest rate movements, in part, by matching the repricing characteristics of its assets and liabilities and, to a lesser extent, through the use of off-balance sheet arrangements such as caps, floors and interest rate exchange contracts. Net interest income from the use of such off-balance sheet arrangements for 1998 was $6.9 million compared to $2.5 million in 1997 and $2.0 million in 1996.

The increase in net interest income was partially offset by the continued securitization and sale of loans. Securitized loan sales convert net interest income from loans to gains on loan sales and servicing revenue reported in noninterest income. Loan sales improve the Company's liquidity, limit its exposure to credit losses, and may reduce its capital requirements.

The net interest margin, the ratio of taxable-equivalent net interest income to average earning assets, was 4.53% in 1998, 4.19% in 1997 and 4.59% in 1996. The decrease in the margin in 1997 was due primarily to interest expense on the $200 million in trust preferred securities issued in December 1996, and increased arbitrage activity in money market investments and short-term borrowings to mitigate the reduction in net interest income from the preferred securities.

Schedule 1 analyzes the average balances, the amount of interest earned or paid, and the applicable rates for the various categories of earning assets and interest-bearing funds which represent the components of net interest income.

Schedule 2 analyzes the year-to-year changes in net interest income on a fully taxable-equivalent basis for the years shown. In the schedules, the principle amounts of nonaccrual and renegotiated loans have been included in the average loan balances used to determine the rate earned on loans. Interest income on nonaccrual loans is included in income only to the extent that cash payments have been received and not applied to principal reductions. Interest on restructured loans is generally accrued at reduced rates.

The incremental tax rate used for calculating the taxable-equivalent adjustment was 32% for all years presented.

SCHEDULE 1
DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY
AVERAGE BALANCE SHEETS, YIELDS AND RATES

                                                              1998                                     1997
                                              ---------------------------------------     -----------------------------------
                                                             AMOUNT                                  Amount
                                              AVERAGE          OF             AVERAGE     Average       of           Average
(Amounts in millions)                         BALANCE       INTEREST (1)       RATE       Balance    Interest (1)       Rate
                                              -------       ----------        -------     -------    ---------     ----------
ASSETS:
Money market investments                      $  1,559      $    88.4           5.67%    $  1,492    $    84.8          5.68%
Securities:
     Held to maturity                            2,227          152.4           6.84%       1,751        123.2          7.04%
     Available for sale                            619           34.0           5.49%         500         34.4          6.88%
     Trading account                               430           24.0           5.58%         276         16.2          5.87%
                                              --------      ---------                    --------    ---------
         Total securities                        3,276          210.4           6.42%       2,527        173.8          6.88%
                                              --------      ---------                    --------    ---------
Loans:
     Loans held for sale                           202           14.3           7.08%         163         11.9          7.30%
     Net loans and leases (2)                    6,919          659.1           9.53%       3,993        397.5          9.95%
                                              --------      ---------                    --------    ---------
         Total loans                             7,121          673.4           9.46%       4,156        409.4          9.85%
                                              --------      ---------                    --------    ---------
Total interest-earning assets                 $ 11,956      $   972.2           8.13%    $  8,175    $   668.0          8.17%
                                                            ---------                                ---------

Cash and due from banks                            610                                        420
Allowance for loan losses                         (125)                                       (75)
Goodwill and core deposit intangibles              573                                        132
Other assets                                       460                                        317
                                              --------                                   --------
          Total Assets                        $ 13,474                                    $ 8,969
                                              ========                                    =======
LIABILITIES:
Interest-bearing deposits:
     Savings and NOW deposits                 $  1,156      $    35.2           3.04%    $    721    $    21.3          2.95%
     Money market and super NOW deposits         3,442          121.2           3.52%       2,267         88.2          3.89%
     Time deposits under $100,000                1,573           81.6           5.19%         815         42.3          5.19%
     Time deposits $100,000 or more                823           45.5           5.53%         279         16.3          5.84%
     Foreign deposits                              182            8.2           4.51%         142          6.4          4.51%
                                              --------      ---------                    --------    ---------
         Total interest-bearing deposits         7,176          291.7           4.06%       4,224        174.5          4.13%
                                              --------      ---------                    --------    ---------
Borrowed funds:
     Securities sold, not yet purchased            202           10.0           4.95%          92          5.4          5.87%
     Federal funds purchased and security
          repurchase agreements                  1,843           87.3           4.74%       2,170        113.0          5.21%
     Commercial paper                               28            1.6           5.71%          --           --
     FHLB advances and other borrowings:
          Less than one year                        63            4.0           6.35%          34          2.3          6.76%
          Over one year                            114            6.6           5.79%         136          8.2          6.03%
               Long-term debt                      347           29.1           8.39%         253         22.4          8.85%
                                              --------      ---------                    --------    ---------
                 Total borrowed funds            2,597          138.6           5.34%       2,685        151.3          5.64%
                                              --------      ---------                    --------    ---------
Total interest-bearing liabilities            $  9,773      $   430.3           4.40%    $  6,909    $   325.8          4.72%
                                                            ---------                                ---------
Noninterest-bearing deposits                     2,255                                      1,276
Other liabilities                                  193                                        154
                                              --------                                   --------
Total liabilities                               12,221                                      8,339
Minority interest                                    9                                         --
Total shareholders' equity                       1,244                                        630
                                              --------                                   --------
Total liabilities and shareholders' equity    $ 13,474                                   $  8,969
                                              ========                                   ========

Spread on average interest-bearing funds                                        3.73%                                   3.46%
                                                                                ====                                    ====
     Net interest income and net yield on
       interest-earning assets
                                                             $   541.9          4.53%                $   342.2          4.19%
                                                             =========          ====                 =========          ====


(1)      Taxable-equivalent rates used where applicable.

(2) Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.


                       1996                                         1995                                     1994
     -------------------------------------------     -------------------------------------     -------------------------------------
                      Amount                                        Amount                                  Amount
        Average         of               Average     Average         of          Average       Average        of          Average
        Balance      Interest (1)          Rate      Balance      Interest (1)    Rate         Balance     Interest(1)      Rate
      ---------      ----------         --------     -------      ----------    ----------     -------     ----------    ----------
      $    919       $    51.5            5.60%      $   942      $    56.0          5.94%     $   877     $    35.4           4.04%

         1,271            91.1            7.17%        1,138           83.3          7.32%         947          58.2           6.15%
           457            30.1            6.59%          388           25.8          6.65%         340          20.6           6.06%
           156             9.1            5.83%          147            9.2          6.26%         291          16.5           5.67%
      --------       ---------                       -------      ---------                    -------     ---------
         1,884           130.3            6.92%        1,673          118.3          7.07%       1,578          95.3           6.04%
      --------       ---------                       -------      ---------                    -------     ---------


           151            11.5            7.62%          116            9.3          8.02%         188          12.3           5.54%
         3,098           308.3            9.95%        2,589          265.8         10.27%       2,478         225.7           9.11%
      --------       ---------                       -------      ---------                    -------     ---------
         3,249           319.8            9.84%        2,705          275.1         10.17%       2,666         238.0           8.93%
      --------       ---------                       -------      ---------                    -------     ---------
      $  6,052       $   501.6            8.29%      $ 5,320      $   449.4          8.45%     $ 5,121     $   368.7           7.20%
                     ---------                                    ---------                                ---------
           327                                           329                                       341
           (71)                                          (70)                                      (70)
            31                                            21                                        19
           237                                           218                                       185
      --------                                       -------                                   -------
      $  6,576                                       $ 5,818                                   $ 5,596
      ========                                       =======                                   =======

      $    623       $    19.4            3.11%      $   733      $    22.7          3.10%     $   755     $    22.5           2.98%
         1,843            70.7            3.84%        1,484           61.8          4.16%       1,341          41.5           3.09%
           668            35.0            5.24%          618           32.1          5.19%         519          20.6           3.97%
           185            10.8            5.84%          147            8.8          5.99%         114           4.6           4.04%
           121             5.4            4.46%          139            7.2          5.18%         108           4.4           4.07%
      --------       ---------                       -------      ---------                    -------     ---------
         3,440           141.3            4.11%        3,121          132.6          4.25%       2,837          93.6           3.30%
      --------       ---------                       -------      ---------                    -------     ---------

            77             4.4            5.71%           90            5.6          6.22%         184          11.0           5.98%

         1,337            67.0            5.01%        1,048           57.2          5.46%       1,063          41.3           3.89%
            --             --                             --            --                          --           --

            18             1.2            6.67%           20            1.4          7.00%          33           1.8           5.45%
            79             4.8            6.08%           94            6.0          6.38%         119           5.8           4.87%
            58             5.2            8.97%           58            5.1          8.79%          59           4.8           8.14%
      --------       ---------                       -------      ---------                    -------     ---------
         1,569            82.6            5.26%        1,310           75.3          5.75%       1,458          64.7           4.44%
      --------       ---------                       -------      ---------                    -------     ---------
      $  5,009       $   223.9            4.47%      $ 4,431      $   207.9          4.69%     $ 4,295     $   158.3           3.69%
                     ---------                                    ---------                                ---------
           976                                           869                                       867
           104                                           105                                        82
      --------                                       -------                                   -------
         6,089                                         5,405                                     5,244
           --                                             --                                        --
           487                                           413                                       352
      --------                                       -------                                   -------
      $  6,576                                       $ 5,818                                    $5,596
      ========                                       =======                                   =======
                                          3.82%                                      3.76%                                     3.51%
                                          ====                                       ====                                      ====
                     $   277.7            4.59%                      $ 241.5         4.54%                 $   210.4           4.11%
                     =========           =====                       =======        =====                  =========           ====

SCHEDULE 2
ANALYSIS OF INTEREST CHANGES DUE TO VOLUME AND RATE

                                                                      1998 OVER 1997                        1997 OVER 1996
                                                                CHANGES DUE TO                         CHANGES DUE TO
                                                           ------------------------     TOTAL       ---------------------     TOTAL
(Amounts in Millions)                                      VOLUME         RATE (1)     CHANGES      VOLUME        RATE (1)   CHANGES
                                                           ------        --------      -------      -------       ------      ------
INTEREST-EARNING ASSETS:
Money market investments                                    $  3.5        $  0.1       $  3.6        $ 32.7       $  0.6      $ 33.3

Securities:
       Held to maturity                                       31.9          (2.7)        29.2          34.1         (2.0)       32.1
       Available for sale                                      6.2          (6.6)        (0.4)          3.5          0.8         4.3
       Trading account                                         8.6          (0.8)         7.8           7.1         --           7.1
                                                            ------        ------       ------        ------       ------      ------
            Total securities                                  46.7         (10.1)        36.6          44.7         (1.2)       43.5
                                                            ------        ------       ------        ------       ------      ------
Loans:
       Loans held for sale                                     2.7          (0.3)         2.4           0.9         (0.5)        0.4
       Net loans and leases(2)                               275.8         (14.2)       261.6          88.4          0.8        89.2
                                                            ------        ------       ------        ------       ------      ------
            Total loans                                      278.5         (14.5)       264.0          89.3          0.3        89.6
                                                            ------        ------       ------        ------       ------      ------
Total interest-earning assets                               $328.7        $(24.5)      $304.2        $166.7       $ (0.3)     $166.4
                                                            ------        ------       ------        ------       ------      ------

INTEREST-BEARING LIABILITIES:
Interest-bearing deposits:
       Savings and NOW deposits                             $ 14.6        $ (0.6)      $ 14.0        $  2.6       $ (0.7)     $  1.9
       Money market and super NOW deposits                    40.2          (7.3)        32.9          20.0         (2.5)       17.5
       Time deposits under $100,000                           39.3          --           39.3           7.4         (0.1)        7.3
       Time deposits $100,000 or more                         30.1          (0.9)        29.2           5.7         (0.2)        5.5
       Foreign deposits                                        1.8          --            1.8           1.0         --           1.0
                                                            ------        ------       ------        ------       ------      ------
            Total interest-bearing deposits                  126.0          (8.8)       117.2          36.7         (3.5)       33.2
                                                            ------        ------       ------        ------       ------      ------
Borrowed funds:
       Securities sold, not yet purchased                      5.4          (0.8)         4.6           1.0         --           1.0
       Federal funds purchased and
            security repurchase agreements                   (15.6)        (10.1)       (25.7)         43.7          2.3        46.0
       Commercial paper                                        0.8           0.8          1.6          --           --          --
       FHLB advances and other borrowings:
            Less than one year                                 1.9          (0.2)         1.7           1.1         --           1.1
            Over one year                                     (1.3)         (0.3)        (1.6)          3.5         (0.1)        3.4
       Long-term debt                                          7.9          (1.2)         6.7          17.2         --          17.2
                                                            ------        ------       ------        ------       ------      ------
            Total borrowed funds                              (0.9)        (11.8)       (12.7)         66.5          2.2        68.7
                                                            ------        ------       ------        ------       ------      ------
Total interest-bearing liabilities                          $123.6        $(19.1)      $104.5        $103.2       $ (1.3)     $101.9
                                                            ------        ------       ------        ------       ------      ------
Change in net interest income                               $205.1        $ (5.4)      $199.7        $ 63.5       $  1.0      $ 64.5
                                                            ======        ======       ======        ======       ======      ======

(1)      Taxable-equivalent income used where applicable.

(2) Net of unearned income and fees. Loans include nonaccrual and restructured loans.

In the analysis of interest changes due to volume and rate, the changes due to the volume/rate variance have been allocated to volume with the following exceptions: when volume and rate have both increased, the variance has been allocated proportionately to both volume and rate; when the rate has increased and volume has decreased, the variance has been allocated to rate.

PROVISION FOR LOAN LOSSES

The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. See the discussion on allowance for loan losses under Risk Elements. The provision for loan losses was $11.9 million in 1998 compared to $4.6 million in 1997 and $3.8 million in 1996. The provision was .17% of average loans for 1998, .11% in 1997 and .12% for 1996.

NONINTEREST INCOME

Noninterest income comprised 26.8% of net revenue in 1998 compared to 29.5% in 1997 and 29.3% in 1996. Noninterest income was $199.9 million in 1998, an increase of 42.1% over $140.7 million in 1997, which was up 25.6% over $112.1 million in 1996. Noninterest income for 1998 includes $5.3 million from Sumitomo since the acquisition date. Without Sumitomo, noninterest income increased 38.3% from 1997. Schedule 3 shows the major components of noninterest income.

SCHEDULE 3
NONINTEREST INCOME


                                                 PERCENT              PERCENT             PERCENT              PERCENT
(Amounts in millions)                   1998     CHANGE   1997        CHANGE     1996     CHANGE    1995        CHANGE     1994
                                       ------    -------  ------      -------   ------    -------   ------     -------    -------
Service charges on deposit accounts    $ 57.9     39.2%   $ 41.6      25.7%    $ 33.1      15.7%    $ 28.6       18.2%    $ 24.2

Other service charges,
   commissions and fees                  54.4     41.7      38.4      32.9       28.9      14.7       25.2       10.5       22.8

Trust income                              9.4     38.2       6.8      30.8        5.2      18.2        4.4        2.3        4.3
Investment securities gains
   (losses), net                          2.0    150.0        .8     700.0         .1      --         --         --         (0.4)

Underwriting and trading
    income (loss)                         9.2     61.4       5.7     111.1        2.7     325.0       (1.2)    (233.3)       0.9

Loan sales and servicing income          50.4     30.2      38.7      10.3       35.1      45.0       24.2       65.8       14.6
Other income                             16.6     90.8       8.7      74.3        7.0     (15.7)       8.3        7.8        7.7
                                       ------             ------               ------               ------                ------
Total                                  $199.9     42.1    $140.7      25.6%    $112.1      25.3%    $ 89.5       15.4%    $ 74.1
                                       ======             ======               ======               ======                ======


The 39.2% and 25.7% increases in deposit service charges for 1998 and 1997 reflect the continued increase of the Company's deposit base through acquisitions and internal growth, as well as price adjustments. Other service charges, commissions and fees, which include investment brokerage and fiscal agent fees, electronic delivery system fees, insurance commissions, merchant fee income and other miscellaneous fees were $54.4 million in 1998, an increase of 41.7% over 1997 which was 32.9% above 1996. Loan sales and servicing income rose 30.2% in 1998 to $50.4 million over $38.7 million in 1997 which was 10.3% above 1996. Underwriting and trading income increased 61.4% to $9.2 million in 1998 from $5.7 million in 1997. During 1998, the Company commenced the providing of online executable government bond sales over Bloomberg and the Internet and the underwriting of municipal revenue bonds.


Trust income increased to $9.4 million in 1998, up 38.2% from 1997, which was up 30.8% from 1996. Managed trust funds, including $649 million managed by California Bank & Trust, increased 58.2% to $2,876 million at year-end 1998 compared to $1,818 million at year-end 1997. Other income, which includes certain fees, income from unconsolidated subsidiaries and associated companies, net gains on sales of fixed assets, mortgage servicing and other assets, and other items was $16.6 million in 1998 an increase of 90.8% from 1997. The increase for 1998 was mainly due to increased income from the Company's investments in MACC Private Equities, Inc. and Federal Agricultural Mortgage Corporation accounted for under the equity method, income from bank-owned life insurance policies and increased gains from the sale of mortgage servicing.

NONINTEREST EXPENSE

The Company's noninterest expense was $526.7 million in 1998, an increase of 82.1% over $289.2 million in 1997, which was up 31.2% over the $220.5 million in 1996. Included in 1998 expense was $38.1 million in merger expenses related to the Company's acquisitions during 1998. Also included for 1998 was an additional $35.9 million of other Sumitomo expense since the acquisition date. Without the merger and Sumitomo expense, noninterest expense for 1998 increased 69.7% over 1997. Schedule 4 shows the major components of noninterest expense.


SCHEDULE 4

                               NONINTEREST EXPENSE

                                              Percent             Percent              Percent              Percent
(Amounts in millions)               1998      Change     1997     Change    1996        Change     1995      Change       1994
                                   -------    -------  --------   -------   ------     -------   -------    --------    ------
Salaries and benefits              $ 247.6      61.0%  $  153.8     26.2    $121.9       14.0%   $ 106.9       11.1%    $ 96.2

Occupancy, net                        29.7      92.9       15.4     32.8      11.6        9.4       10.6        7.1        9.9

Furniture and equipment               36.0      58.6       22.7     41.9      16.0       19.4       13.4       16.5       11.5
Other real estate expense              0.7     133.3        0.3    250.0      (0.2)    (300.0)       0.1      200.0        (.1)
Legal and professional services       15.3     104.0        7.5     59.6       4.7        4.4        4.5      (13.5)       5.2
Supplies                              11.3      43.0        7.9     25.4       6.3       16.7        5.4       10.2        4.9
Postage                               10.2      54.5        6.6     22.2       5.4        5.8        5.2        8.3        4.8
Advertising                           11.8      73.5        6.8     28.3       5.3        9.9        5.2       52.9        3.4
FDIC premiums                          1.4      75.0        0.7     --        --         --          4.2      (46.2)       7.8

Merger expense                        38.1   5,342.9        0.8     --        --         --           --         --         --

Amortization of goodwill/
    core deposit intangibles          31.6     345.1        7.1    208.7       2.3      (36.1)       3.6       (2.7)       3.7

Amortization of mortgage
     servicing assets                  5.5     150.0        2.2     69.2       1.3       --         --         --         --
Other expenses                        87.5      52.4       57.4     25.1      45.9       22.7       37.4       14.7       32.6
                                   -------             --------             ------               -------                ------
Total                              $ 526.7      82.1%  $  289.2     31.2%   $220.5       12.2%   $ 196.5        9.2%    $179.9
                                   =======             ========             ======               =======                ======


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

On December 31, 1998, the Company had 6,793 full-time equivalent employees and 333 offices for increases of 54.6% and 44.8%, respectively, compared to year-end 1997. On December 31, 1997, the Company had 4,393 full-time equivalent employees and 230 offices for increases of 40.9% and 60.8%, respectively, compared to year-end 1996.

The Company's operating cash "efficiency ratio," or noninterest expenses, excluding amortization of goodwill and core deposit intangibles and merger expenses, as a percentage of total taxable-equivalent net revenues, increased to 61.6% in 1998 compared to 58.4% in 1997 and 56.0% in 1996.

INCOME TAXES

The Company's income tax expense for 1998 was $64.7 million compared to $62.7 million in 1997 and $53.7 million in 1996. The Company's effective income tax rate was 33.1% in 1998, 34.3% in 1997 and 33.9% in 1996. The decrease in the effective tax rate for 1998 results primarily from decisions regarding a corporate reorganization over the past year.

BALANCE SHEET ANALYSIS

EARNING ASSETS

Earning assets consist of money market investments, securities and loans. A comparative average balance sheet report, including earning assets, is presented in Schedule 1.

Average earning assets increased 46.2% to $11,956 million in 1998 compared to $8,175 million in 1997. Earning assets comprised 88.7% of total average assets in 1998 compared with 91.2% in 1997.

Average money market investments, consisting of interest-bearing deposits, federal funds sold and security resell agreements increased 4.5% to $1,559 million in 1998 compared to $1,492 million in 1997.

Average securities increased 29.6% to $3,276 million in 1998, compared to $2,527 million in 1997. Average held to maturity securities increased 27.2% to $2,227 million, available for sale securities increased 23.8% to $619 million and trading account securities increased 55.8% to $430 million.

Average net loans and leases increased 71.3% to $7,121 million in 1998 compared to $4,156 million in 1997, representing 59.6% of earning assets in 1998 compared to 50.8% in 1997. Average net loans and leases were 75.5% of average total deposits in 1998, as compared to 75.6% in 1997.

INVESTMENT SECURITIES PORTFOLIO

Schedule 5 presents the Company's year-end investment securities on December 31, 1998, 1997, and 1996. Schedule 6 presents the Company's maturities and average yields on securities on December 31, 1998. See Note 3 of Notes to Consolidated Financial Statements for additional information about securities.

SCHEDULE 5
INVESTMENT SECURITIES PORTFOLIO


                                                                                          December 31,
                                                           ------------------------------------------------------------------------
                                                                     1998                  1997                       1996
                                                           ------------------------------------------------------------------------
                                                            AMORTIZED     MARKET    AMORTIZED    MARKET       AMORTIZED     MARKET
(Amounts in millions)                                         COST        VALUE       COST       VALUE          COST        VALUE
                                                           ------------------------------------------------------------------------
HELD TO MATURITY:
    U.S. Treasury securities                                $   62       $   63       $    4       $    4       $    4       $    4
    U.S. government agencies
         and corporations:
             Small Business
    Administration loan-
        backed securities                                      358          356          441          449          488          492
    Other agency securities                                    941          944        1,422        1,427          530          529
    States and political subdivisions                          285          293          222          227          263          268
 Mortgage-backed securities                                  1,159        1,166           82           83           61           62
                                                            ------       ------       ------       ------       ------       ------
                                                             2,805        2,822        2,171        2,190        1,346        1,355
                                                            ------       ------       ------       ------       ------       ------
AVAILABLE FOR SALE:
     U.S. Treasury securities                                   46           47           37           38           20           20
     U.S. government agencies
           and corporations:
               Small Business
                 Administration
                 originator fees
                 certificates                                   85           68           75           72           50           46
               Other agency securities                         113          114          146          146          110          111
 States and political subdivisions                              15           16           26           27           40           41
 Mortgage- and other asset-backed
        securities                                             179          180           28           28           87           85
                                                            ------       ------       ------       ------       ------       ------
                                                               438          425          312          311          307          303
                                                            ------       ------       ------       ------       ------       ------
Equity securities:
Mutual funds:
      Accessor Funds, Inc.                                     117          118          110          111          109          109
Stock:
      Federal Home Loan Bank                                   101          101           91           91           80           80
      Other                                                     36           41           27           32           15           16
                                                            ------       ------       ------       ------       ------       ------
                                                               254          260          228          234          204          205
                                                            ------       ------       ------       ------       ------       ------
                                                               692          685          540          545          511          508
                                                            ------       ------       ------       ------       ------       ------
       Total                                                $3,497       $3,507       $2,711       $2,735       $1,857       $1,863
                                                            ======       ======       ======       ======       ======       ======

SCHEDULE 6
MATURITIES AND AVERAGE YIELDS ON SECURITIES
ON DECEMBER 31, 1998

                                          TOTAL               WITHIN           AFTER ONE          AFTER FIVE
                                       SECURITIES            ONE YEAR          BUT WITHIN          BUT WITHIN          AFTER
                                   -----------------     ----------------      FIVE YEARS          TEN YEARS          TEN YEARS
                                                                            -----------------   ---------------     -----------
(AMOUNTS IN MILLIONS)              AMOUNT   YIELD*     AMOUNT    YIELD*   AMOUNT      YIELD*   AMOUNT    YIELD*   AMOUNT  YIELD*
                                   ------   ------    -------   -------   ------     ------    ------   ------    ------  ------
HELD TO MATURITY:
U.S. TREASURY SECURITIES          $   62     6.0%     $   61      6.0%    $    1       6.3%   $ --                $ --
U. S. GOVERNMENT AGENCIES
     AND CORPORATIONS:
       SMALL BUSINESS
          ADMINISTRATION LOAN-
          BACKED SECURITIES          358     6.5%         75      6.5%       157       6.4%       83       6.5%      43        6.6%
       OTHER AGENCY SECURITIES       941     6.3%         42      5.8%       337       6.5%      530       6.2%      32        7.7%

STATES AND POLITICAL
     SUBDIVISIONS                    285     7.8%         41      7.4%       129       7.8%       64       7.9%      51        7.6%
MORTGAGE-BACKED SECURITIES         1,159     6.4%        393      6.4%       606       6.4%      135       6.4%      25        6.4%
                                  ------              ------              ------              ------             ------
                                   2,805     6.5%        612      6.4%     1,230       6.6%      812       6.4%     151        7.1%
                                  ------              ------              ------              ------             ------
AVAILABLE FOR SALE:
U.S. TREASURY SECURITIES              46     6.1%         29      6.0%        17       6.2%       --                 --
U. S. GOVERNMENT AGENCIES
     AND CORPORATIONS:
       SMALL BUSINESS
          ADMINISTRATION
          ORIGINATOR FEES
          CERTIFICATES**              85     3.6%         13      3.6%        37       3.6%       22       3.6%      13        3.6%
       OTHER AGENCY SECURITIES       113     6.1%         12      5.8%        92       6.1%        8       6.3%       1        5.3%
STATES AND POLITICAL
     SUBDIVISIONS                     15     7.2%          2      5.8%         7       7.6%        6       7.1%      --
MORTGAGE- AND OTHER ASSET-
     BACKED SECURITIES               179     6.0%         39      5.7%        79       6.0%       28       6.0%      33        6.3%
                                  ------              ------              ------              ------             ------
                                     438     6.7%         95      6.3%       232       6.6%       64       7.3%      47        7.1%
                                  ------              ------              ------              ------             ------
EQUITY SECURITIES:
     MUTUAL FUNDS:
       ACCESSOR FUNDS, INC           117     4.7%       --                   --                 --                  117        4.7%
     STOCK:
       FEDERAL HOME LOAN BANK        101     7.5%       --                   --                 --                  101        7.5%
       OTHER                          36     9.5%       --                   --                 --                   36        9.5%
                                  ------              ------              ------              ------             ------
                                     254     6.5%       --                   --                  --                 254        6.5%
                                  ------              ------              ------              ------             ------
                                     692     6.6%         95      6.3%       232       6.6%       64       7.3%     301        6.6%
                                  ------              ------              ------              ------             ------
TOTAL                             $3,497     6.5%     $  707      6.4%    $1,462       6.6%   $  876       6.4%  $  452        6.8%
                                  ======              ======              ======              ======             ======



*    TAXABLE-EQUIVALENT RATES USED WHERE APPLICABLE.

**  RATES DETERMINED USING A 16% CONSTANT PREPAYMENT RATE.

LOAN PORTFOLIO


During 1998, the Company consummated securitized loan sales of automobile loans, credit card receivables, home equity credit lines, Small Business Administration and Federal Agricultural Mortgage Corporation ("Farmer Mac") loans totaling $895 million. The Company also sold $1,238 million of long-term residential mortgage loans, SBA loans, Farmer Mac loans and student loans classified as held for sale. After these sales, loans and leases on December 31, 1998 totaled $10,685 million, an increase of 110.9% compared to $5,065 million on December 31, 1997. Included in this increase are loans from acquisitions totaling $4,564 million. Excluding the acquired loans the increase for 1998 compared to 1997 was 20.9%.


Schedule 7 sets forth the amount of loans outstanding by type on December 31 for the years indicated and the maturity distribution and sensitivity to changes in interest rates of the portfolio on December 31, 1998.

SCHEDULE 7
LOAN PORTFOLIO BY TYPE


                                                               December 31, 1998
                                                 ---------------------------------------
                                                  ONE      ONE YEAR   OVER                             DECEMBER 31,
                                                  YEAR     THROUGH    FIVE                  ---------------------------------------
(Amounts in millions)                            OR LESS  FIVE YEARS  YEARS     TOTAL        1997       1996       1995       1994
                                                --------  ----------  -----     ---------   -------    -------    -------    ------
Loans held for sale                             $   232    $  --      $  --      $   232    $   179    $   151    $   126    $   109

Commercial, financial and agricultural            1,609        756        327      2,692      1,287        843        745        540

Real estate:
         Construction                               667        191          9        867        491        329        271        219
         Other:

                Home equity credit line              78         42        102        222        154        179         99         45
                1-4 family residential              233        306      1,648      2,187        726        546        432        464
                Other real estate-secured           554      1,060      2,013      3,627      1,501      1,068        770        576
                                                -------    -------    -------    -------    -------    -------    -------    -------
                                                  1,532      1,599      3,772      6,903      2,872      2,122      1,572      1,304
                                                -------    -------    -------    -------    -------    -------    -------    -------
Consumer:
         Bankcard                                    34         52          1         87         61         38         53         43
         Other                                      144        252         56        452        397        271        293        358
                                                -------    -------    -------    -------    -------    -------    -------    -------
                                                    178        304         57        539        458        309        346        401
                                                -------    -------    -------    -------    -------    -------    -------    -------
Lease financing                                       9        153         51        213        176        160        133        130


Foreign loans                                        21          7         16         44         --         --         --         --


Other receivables                                    36         21          5         62         93         38         31         30
                                                -------    -------    -------    -------    -------    -------    -------    -------
                Total loans                     $ 3,617    $ 2,840    $ 4,228    $10,685    $ 5,065    $ 3,623    $ 2,953    $ 2,514
                                                =======    =======    =======    =======    =======    =======    =======    =======
Loans maturing in more than one year:
         With fixed interest rates                         $ 1,489    $ 2,467    $ 3,956
         With variable interest rates                        1,351      1,761      3,112
                                                           -------    -------    -------
                Total                                      $ 2,840    $ 4,228    $ 7,068
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

The Company's activity in its sold loans being serviced portfolio (excluding long-term first mortgage real estate loans) is summarized as follows:


SCHEDULE 8
SOLD LOANS BEING SERVICED

                                                         1998                     1997                          1996
                                             --------------------------------------------------------------------------------------
                                                           OUTSTANDING                    Outstanding                 Outstanding
(Amounts in millions)                          SALES       AT YEAR END      Sales         at year end     Sales       at year end
                                               -----       -----------      -----         -----------     -----       -----------
Auto loans                                    $  198         $  345         $  201         $  389         $  284         $  434
Home equity credit lines                         261            261            342            327            180            220
Bankcard receivables                             283            134            232             79            238             85
Home refinance loans                            --               23           --               45           --               68
SBA 504 loans                                      4            100            115            131           --               31
SBA 7(a) loans                                    39             90             38             56             41             30
Farmer Mac                                       110            104             23             23           --             --
                                              ------         ------         ------         ------         ------         ------
                  Total                       $  895         $1,057         $  951         $1,050         $  743         $  868
                                              ======         ======         ======         ======         ======         ======

DEPOSITS AND BORROWED FUNDS

As derived from Schedule 1, total average deposits increased 71.5% to $9,431 million in 1998 from $5,500 million in 1997. Average noninterest-bearing deposits increased 76.7%, average savings and NOW deposits increased 60.3%, average money market and super NOW deposits increased 51.8%, and average time deposits under $100,000 increased 92.9%. Average time deposits over $100,000 increased 195.4% over 1997 average balances and average foreign deposits increased 28.5% for 1998, as compared with 1997.

Total deposits increased 87.9% to $13,321 million on December 31, 1998 as compared to $7,090 million on December 31, 1997. Included in this increase are deposits from acquisitions totaling $5,555 million. Without the acquired deposits the increase was 9.5%. Comparing December 31, 1998 to December 31, 1997, demand deposits increased 70.7%, savings and money market deposits increased 69.0%, time deposits under $100,000 increased 132.4%, while time deposits over $100,000 increased 242.1% and foreign deposits increased 11.6%.

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

Total shareholders' equity on December 31, 1998 was $1,385 million, an increase of 72.5% over the $803 million on December 31, 1997. The ratio of average equity to average assets for the year 1998 was 9.23%, compared to 7.03% for 1997.

During 1998, 1997 and 1996, the Company repurchased and retired 591,009, 3,649,018 and 1,306,041 shares of its common stock at a cost of $25.7 million, $121.3 million and $25.1 million, respectively.

On December 31, 1998, the Company's Tier 1 leverage ratio was 5.86%, as compared to 6.96% on December 31, 1997. On December 31, 1998, the Company's Tier 1 risk-based capital ratio was 8.34%, as compared to 12.17% on December 31, 1997. On December 31, 1998 the Company's total risk-based capital ratio was 11.38%, as compared to 14.11% on December 31, 1997. Regulatory minimum capital adequacy ratios for Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital are 3%, 4% and 8%, respectively Ratios to be considered well capitalized are 5%, 6% and 10%, respectively. The decreases in regulatory capital ratios from 1997 are primarily related to the acquisition of The Sumitomo Bank of California. See Note 17 of Notes to Consolidated Financial Statements for additional information on risk-based capital.

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

The Company's nonperforming assets were $64 million on December 31, 1998, up from $16 million on December 31, 1997. Such nonperforming assets as a percentage of net loans and leases, other real estate owned and other nonperforming assets were .60% on December 31, 1998, as compared to .32% on December 31, 1997. Included in nonperforming assets on December 31, 1998 are $23 million in nonaccrual loans and $4 million in restructured loans acquired in The Sumitomo Bank of California acquisition.

Accruing loans past due 90 days or more totaled $26 million on December 31, 1998, up from $10 million on December 31, 1997. These loans equaled .24% of net loans and leases on December 31, 1998, as compared to .20% on December 31, 1997.

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

The Company's total recorded investment in impaired loans included in nonaccrual loans and leases amounted to $41 million and $7.1 million on December 31, 1998 and 1997, respectively. The Company considers a loan to be impaired when the accrual of interest has been discontinued and meets other criteria under the statements. The amount of the impairment is measured based on the present value of expected cash flows, the observable market price of the loan, or the fair value of the collateral. Impairment losses are included in the allowance for loan losses through a provision for loan losses. Included in the allowance for loan losses on December 31, 1998 and 1997, is an allowance of $5 million and $46 thousand, respectively, on $11.6 million and $.3 million, respectively, of the recorded investment in impaired loans. Included in the 1998 totals are $23 million investment in impaired loans and a reserve of $4 million for these loans acquired in the Sumitomo acquisition.

SCHEDULE 9
NONPERFORMING ASSETS

                                                                                       December 31,
                                                                   ----------------------------------------------------------------

(Amounts in millions)                                               1998         1997         1996         1995         1994
                                                                    ----         ----         ----         ----         ----
Nonaccrual loans:
       Commercial, financial and agricultural                        $11          $ 4          $ 5          $ 3          $ 6
       Real estate                                                    39            7            5            3            6
       Consumer                                                        1           --            1            1            1
       Lease financing                                                 3            1            1            1            1
       Other                                                          --           --           --           --           --
                                                                     ---          ---          ---          ---          ---
            Total                                                     54           12           12            8           14
                                                                     ---          ---          ---          ---          ---
Restructured loans:
       Real estate                                                     5            1            1           --            1
                                                                     ---          ---          ---          ---          ---
Other real estate owned:
       Commercial, financial and agricultural:
            Improved                                                  --            2           --           --            1
            Unimproved                                                --           --           --           --            1
       Residential:
            1-4 Family                                                 2            1           --            1           --
            Multi-family                                              --           --           --           --           --
       Other                                                           3           --           --           --           --
                                                                     ---          ---          ---          ---          ---
            Total                                                      5            3           --            1            2
Other nonperforming assets                                            --           --           --            1            3
                                                                     ---          ---          ---          ---          ---
            Total                                                      5            3           --            2            5
                                                                     ---          ---          ---          ---          ---
            Total                                                    $64          $16          $13          $10          $20
                                                                     ===          ===          ===          ===          ===
% of Net loans* and leases, other real estate
       owned and other nonperforming assets                          .60%         .32%         .35%         .33%         .79%

Accruing loans past due 90 days or more:
       Commercial, financial and agricultural                        $ 5          $ 2          $ 1          $ 1          $--
       Real estate                                                    20            7            2            3            2
       Consumer                                                        1            1            1            1            1
                                                                     ---          ---          ---          ---          ---
            Total                                                    $26          $10          $ 4          $ 5          $ 3
                                                                     ===          ===          ===          ===          ===

% of Net loans* and leases                                           .24%         .20%         .10%         .18%         .12%

*Includes loans held for sale.

ALLOWANCE FOR LOAN LOSSES

The Company's allowance for loan losses was 1.93% of net loans and leases on December 31, 1998 compared to 1.65% on December 31, 1997. Net charge-offs in 1998 were $15 million, or .21% of average loans and leases, compared to net charge-offs of $8 million, or .20% of average net loans and leases in 1997 and net charge-offs of $4 million, or .11% of average net loans and leases in 1996.

The allowance, as a percentage of nonaccrual loans and restructured loans, was 347.86% on December 31, 1998, compared to 657.64% on December 31, 1997 and 574.57% on December 31, 1996. The allowance, as a percentage of nonaccrual loans and accruing loans past due 90 days or more was 258.04% on December 31, 1998, compared to 379.15% on December 31, 1997, and 472.89% on December 31, 1996.

On December 31, 1998, 1997 and 1996, the allowance for loan losses includes an allocation of $20 million, $9 million and $6 million respectively, related to commitments to extend credit on loans and standby letters of credit. Commitments to extend credit on loans and standby letters of credit on December 31, 1998, 1997 and 1996, totaled $4,758 million, $2,534 million, and $1,907 million, respectively. The Company's actual future credit exposure is much lower than the contractual amounts of the commitments because a significant portion of the commitments is expected to expire without being drawn upon.

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

All loans graded substandard in the amount of $1 million or more and all credits graded doubtful in the amount of $100 thousand or more are individually evaluated based on facts and circumstances of the loan and a specific allowance amount designated. Specific allowances may also be established for loans in amounts below the specified thresholds when it is determined that the risk differs significantly from factor amounts established for the category. Although management has allocated a portion of the allowance to specific loan categories using the methods described, the adequacy of the allowance must be considered in its entirety. To mitigate the imprecision in most estimates of expected credit losses, the allocated component of the allowance is supplemented by an unallocated component. The unallocated portion of the allowance includes management's judgmental determination of the amounts necessary for subjective factors such as economic uncertainties and concentration risks. Accordingly, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period. Schedule 10 provides a breakdown of the allowance for loan losses by loan category and Schedule 11 summarizes loan loss experience. The increases in the allocated allowance at year-end 1998 compared to year-end 1997 for commercial, financial and agricultural and real estate loans are a result of the acquisition of The Sumitomo Bank of California.

SCHEDULE 10
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES


                                                      1998                      1997                        1996
                                                      ----                      ----                        ----
(Amounts in millions)                         % OF        ALLOCATION       % OF       ALLOCATION       % OF        ALLOCATION
                                              TOTAL           OF           TOTAL          OF           TOTAL         OF
                                              LOANS        ALLOWANCE       LOANS       ALLOWANCE       LOANS       ALLOWANCE
                                              -----        ---------       -----       ---------       -----       ---------
Type of loan
Loans held for sale                              2.2%        $ --            3.5%       $  --            4.2         $ --
Commercial, financial and agricultural          25.3%          81           25.4%          15           23.3%          14
Real estate                                     64.8%          47           56.8%          24           58.5%          25
Consumer                                         5.1%          12            9.0%          10            8.5%           8
Lease financing                                  2.0%           6            3.5%           2            4.4%           2
Other receivables                                0.6%         --             1.8%         --             1.1%         --
     Total loans                               100.0%                      100.0%                      100.0%

Off-balance sheet unused commit-
ments and standby letters of credit                            20                           9                           6
                                                             ----                        ----                        ----
Total allocated                                               166                          60                          55
Unallocated                                                    40                          23                          17
                                                             ----                        ----                        ----
     Total allowance for loan losses                         $206                        $ 83                        $ 72
                                                             ====                        ====                        ====



                                                   1995                     1994
                                                   ----                     ----
(Amounts in millions)                        % OF       ALLOCATION     % OF        ALLOCATION
                                             TOTAL         OF          TOTAL           OF
                                             LOANS      ALLOWANCE      LOANS       ALLOWANCE
                                             -----      ---------      -----       ---------
Type of loan
Loans held for sale                           4.3%       $ --            4.3%        $ --
Commercial, financial and agricultural       25.2%          10          21.5%           9
Real estate                                  53.3%          16          51.9%          12
Consumer                                     11.7%          11          15.9%          11
Lease financing                               4.5%           2           5.2%           2
Other receivables                             1.0%         --            1.2%         --
     Total loans                            100.0%                     100.0%

Off-balance sheet unused commit-
ments and standby letters of credit                          8                         5
                                                         -----                      ----
Total allocated                                             47                        39
Unallocated                                                 22                        30
                                                         -----                      ----
     Total allowance for loan losses                     $  69                      $ 69
                                                         =====                      ====

SCHEDULE 11
SUMMARY OF LOAN LOSS EXPERIENCE

(Amounts in millions)                              1998           1997          1996          1995         1994
                                                 --------      --------      --------      --------      --------
Loans* and leases outstanding on December 31

     (net of unearned  income)                   $ 10,636      $  5,023      $  3,585      $  2,922      $  2,489
                                                 ========      ========      ========      ========      ========

Average loans* and leases outstanding
     (net of unearned  income)                   $  7,121      $  4,156      $  3,249      $  2,705      $  2,666
                                                 ========      ========      ========      ========      ========

Allowance for loan losses:
Balance at beginning of year                     $     83      $     72      $     69      $     69      $     70

Allowance of companies acquired                       126            14             3          --               1

Provision charged against earnings                     12             5             4             3             2

Loans and leases charged off:
     Commercial, financial and agricultural            (8)           (5)           (1)           (1)           (5)
     Real estate                                       (6)           (1)           (1)           (1)         --
     Consumer                                          (9)           (8)           (8)           (7)           (5)
     Lease  financing                                  (1)         --            --            --              (1)
                                                 --------      --------      --------      --------      --------
         Total                                        (24)          (14)          (10)           (9)          (11)
                                                 --------      --------      --------      --------      --------
Recoveries:
     Commercial, financial and agricultural             3             2             2             3             2
     Real estate                                        3             2             1          --               1
     Consumer                                           3             2             2             3             4
     Lease financing                                 --            --               1          --            --
                                                 --------      --------      --------      --------      --------
         Total                                          9             6             6             6             7
                                                 --------      --------      --------      --------      --------

Net loan and lease charge-offs                        (15)           (8)           (4)           (3)           (4)
                                                 --------      --------      --------      --------      --------

Balance at end of year                           $    206      $     83      $     72      $     69      $     69
                                                 ========      ========      ========      ========      ========

Ratio of net charge-offs  to
     average loans  and leases                        .21%          .20%          .11%          .10%          .19%
Ratio of allowance for loan losses to loans
     and leases outstanding on December 31           1.93%         1.65%         2.01%         2.37%         2.76%
Ratio of allowance for loan losses to
     nonperforming loans on December 31            347.86%       657.64%       574.57%       863.44%       457.12%
Ratio of allowance for loan losses to
     nonaccrual loans and accruing loans past
     due 90 days or more on December 31            258.04%       379.15%       472.89%       527.32%       392.42%

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

At year-end the one-year gap for the Company was negative $335 million: i.e., the $9,478 million of assets that mature or reprice during 1999 was less than the sum of $9,019 million of liabilities and the $794 million net effect of off-balance sheet swaps that mature or reprice during the same period. This gap represented 2.0% of total assets. Detail of the repricing characteristics of the balance sheet as of year-end are presented in Schedule 12. The Company does not have policy limits regarding its gap position.

SCHEDULE 12
MATURITIES AND INTEREST RATE SENSITIVITY
ON DECEMBER 31, 1998


                                                                 Rate Sensitive
                                              ---------------------------------------------------
                                                              After
                                                               Three      After one
                                                Within        Months      year but
                                                three        But within     within     After five    Not rate
(Amounts in millions)                           months       One year     five years      Years      Sensitive      Total
                                              ---------     -----------   ----------   ----------    ----------     -----
USES OF FUNDS
Earning Assets:
       Interest-bearing deposits              $     12      $      6      $     12                                 $     30
       Federal funds sold                          199                                                                  199
       Security resell agreements                  382                                                                  382
       Securities:
            Held to maturity                       960           907           433     $    505                       2,805
            Available for sale                     307            49           237           92                         685
            Trading account                        192                                                                  192
       Loans and leases                          5,316         1,148         2,342        1,830                      10,636
Nonearning assets                                                                                   $  2,091          2,091
                                              --------      --------      --------     --------     --------       --------
              Total uses of funds             $  7,368      $  2,110      $  3,024     $  2,427     $  2,091       $ 17,020
                                              --------      --------      --------     --------     --------       --------
SOURCES OF FUNDS
Interest-bearing deposits and liabilities:
       Savings and money market deposits      $  2,028      $  1,215      $  2,025     $    810                    $  6,078
       Time deposits under $100,000              1,221           741           378            1                       2,341
       Time deposits $100,000 or more              802           599           127                                    1,528
       Foreign                                     204                                                                  204
       Securities sold, not yet
           purchased                                30                                                                   30
       Federal funds purchased                     337                                                                  337
       Security repurchase agreements              933                                                                  933
       Commercial paper                             43             6                                                     49
       FHLB advances and other
          borrowings:
            Less than one year                      75            26                                                    101
            Over one year                                          2            29           26                          57
       Long-term debt                              142             2            71          239                         454
Noninterest-bearing deposits                       613                                              $  2,557          3,170
Other liabilities                                                                                        318            318
Minority interest                                                                                         35             35
Shareholders' equity                                                                                   1,385          1,385
                                              --------      --------      --------     --------     --------      --------
               Total sources of funds         $  6,428      $  2,591      $  2,630     $  1,076     $  4,295      $ 17,020
                                              --------      --------      --------     --------     --------      --------
Off-balance sheet items affecting
       interest rate sensitivity              $ (1,029)     $    235      $    751     $     43
Interest rate sensitivity gap                 $    (89)     $   (248)     $  1,144     $   1,394    $ (2,201)
Percent of total assets                            (.5)%        (1.5)%         6.9%          8.4%      (13.3)%
Cumulative interest rate sensitivity gap      $    (89)     $   (337)     $    807     $  2,201
Cumulative as a % of total assets                  (.5)%        (2.0)%         4.9%        13.3%

The Company, through the management of maturities and repricing of its assets and liabilities and the use of off-balance sheet arrangements, including interest rate caps, floors, futures, options and exchange agreements, attempts to manage the effect on net interest income of changes in interest rates. The prime lending rate is the primary basis used for pricing the Company's loans and the 91-day Treasury bill rate is the index used for pricing many of the Company's deposits. The Company, however, is unable to economically hedge the prime/T-bill spread risk through the use of derivative financial instruments. Interest rate swap maturities and average rates are presented in Schedule 13. For additional information regarding off-balance sheet financial contracts, refer to Notes 1, 12 and 19 of Notes to Consolidated Financial Statements.

SCHEDULE 13
INTEREST RATE SWAP MATURITIES AND AVERAGE RATES


(Amounts in millions)                          1999         2000           2001         2002      THEREAFTER     TOTAL
                                          ----------   -----------    ----------    ---------     ----------    ---------

Receive fixed rate:
        Notional amount                   $     300     $     221     $     206     $     236     $     244     $   1,207
        Weighted average rate received         6.19%         6.28%         6.23%         6.39%         6.20%         6.25%
        Weighted average rate paid             5.48%         5.50%         5.28%         5.34%         5.45%         5.42%
Receive floating rate:
        Notional amount                   $      45     $      67                   $      40     $       6     $     158
        Weighted average rate received         5.64%         5.25%                       5.24%         5.25%         5.36%
        Weighted average rate paid             5.90%         4.75%                       7.00%         7.98%         5.77%


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

At December 31, 1998, $32.4 million of dividend capacity was available from subsidiaries to pay to the Parent without having to obtain regulatory approval. During 1998, dividends from subsidiaries were $212.3 million. During 1998 the Company started a program to issue short-term commercial paper. At December 31, 1998 outstanding commercial paper was $49 million. At December 31, 1998 the Parent had revolving credit facilities with two banks totaling $65 million. On that date, the balance outstanding on these bank lines was $37 million.

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

STATE OF READINESS

The Company is well underway with its Year 2000 Program efforts and has segmented the remediation process into phases. The organizational awareness phase was substantially completed in the second quarter of 1998, but is considered ongoing throughout 1999. The assessment and detailed planning phase was completed by the end of third quarter 1998. The renovation phase for mission critical components was substantially completed by December 31, 1998, except for the conversion of recently acquired small Colorado banks, the last of which is scheduled to be converted to Zion's systems by June 30, 1999. Renovation of non-mission critical components is expected to be complete during the second quarter of 1999. The validation phase for mission critical components will be completed in the first quarter 1999 and for non-critical components by the end of second quarter 1999. The Company uses third party servicers for some of its information and data processing needs and is monitoring the progress of these entities in addressing the Year 2000 issue. It expects that all of these companies will be compliant by March 31, 1999. Validation of these third-party provided systems is expected to be completed during the second quarter of 1999. The Company is also assessing the operability of other devices after 1999, including vaults, fax machines, stand-alone personal computers, security systems and elevators. Although the Company does not believe that the failure of these systems would have a material adverse effect on the financial condition of the enterprise, it is addressing deficiencies in these systems and expects compliance to be achieved by September 30, 1999.

COSTS

In order to achieve and confirm Year 2000 readiness, significant costs are being incurred to test and modify or replace computer software and hardware, as well as a variety of other items, e.g., ATMs. The Company believes that its remediation costs have been mitigated since it replaced the large majority of its core banking systems during the past five years with Year 2000 compliant software in the ordinary course of business. However, the considerable effort required to implement new software and sufficiently test its compliance is consuming a substantial portion of the Company's internal information technology resources. This diversion of resources to the Year 2000 project has resulted in delays in implementing enhancements to a number of the Company's systems and products. The Company does not believe, however, that these delays have had or will have a significant effect on its revenue or expense growth. The aggregate increase in operating expense to achieve Yea 2000 readiness is estimated to be $3 million of which $2.1 million has been incurred through December 31, 1998. In addition, a significant portion of the Company's ATMs and personal computers are expected to be replaced to achieve Year 2000 compliance. The capital outlay to replace these assets is estimated to be between $2 to $4 million, a portion of which would have been incurred in the ordinary course of business without regard to Year 2000 issues.

RISKS

If the Company's mission-critical applications are not compliant by 2000, it may not be able to correctly process transactions in a reasonable period of time. This scenario could result in a wide variety of claims against the Company for improper handling of its assets and deposits and other borrowings from its customers. The Company is also at risk if the credit worthiness of a few of its large borrowers, or a significant number of its small borrowers, were to deteriorate quickly and severely as a result of their inability to conduct business operations after December 31, 1999, for whatever reason. The Company has surveyed and reviewed the Year 2000 plans of a number of its credit customers to ascertain the sufficiency of their remediation efforts and the implications of their actions on their credit worthiness. From this review, the Company believes that the increased credit risk that the Company may experience as a result of the Year 2000 issue will not materially adversely effect its financial condition. The Company explicitly disclaims however, any obligation or liability for the completeness, or lack thereof, of its customers' Year 2000 remediation plans or actions.

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

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

The following consolidated condensed statements of income present earnings and operating cash earnings information as restated (see Note 22 of Notes to Consolidated Financial Statements). The Company has restated prior year financial information for a significant acquisition accounted for as a pooling of interests. See Note 2 of Notes to Consolidated Financial Statements for further information on the acquisition.


                                                                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                                    -------------------------------------------------------------------
(Amounts in millions)
                                                      1998           1997           1996           1995          1994
                                                    -------        -------        -------        -------        -------
Net interest income                                 $ 533.8        $ 335.7        $ 270.6        $ 236.0        $ 205.8
Noninterest income                                    199.9          140.7          112.1           89.5           74.1
                                                    -------        -------        -------        -------        -------
Total revenue                                         733.7          476.4          382.7          325.5          279.9
Provision for loan losses                              11.9            4.6            3.8            3.1            2.3
Noninterest expense(1)                                456.8          281.4          218.2          194.1          178.0
                                                    -------        -------        -------        -------        -------
Pretax cash earnings                                  265.0          190.4          160.7          128.3           99.6
Income tax expense                                     83.5           63.6           53.8           42.3           32.1
Minority interest                                       0.4             --             --             --             --
                                                    -------        -------        -------        -------        -------
Cash earnings(1)                                      181.1          126.8          106.9           86.0           67.5
Amortization of goodwill and core deposit              31.7            7.1            2.3            2.5            2.0
intangibles
Merger expense                                         38.1            0.7             --             --             --
Income tax benefit                                    (18.8)          (0.9)          (0.1)          (0.3)          (0.3)
                                                    -------        -------        -------        -------        -------
    Net income                                      $ 130.1        $ 119.9        $ 104.7        $  83.8        $  65.8
                                                    =======        =======        =======        =======        =======
Operating cash earnings per share (diluted) (1)     $  2.37        $  2.02        $  1.75        $  1.42        $  1.12
                                                    =======        =======        =======        =======        =======
Net income per share (diluted)                      $  1.70        $  1.91        $  1.72        $  1.36        $  1.08
                                                    =======        =======        =======        =======        =======



(1) Before amortization of goodwill and core deposit intangible assets and merger expense.

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

As discussed in note 22, the accompanying consolidated financial statements have been restated.

                                                                    /s/ KPMG LLP


Salt Lake City, Utah
February 7, 2000

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997

                      (In thousands, except share amounts)

                                                                                         (as restated - See
                                                                                                note 22)
                                                                                      --------------------------
ASSETS                                                                                     1998           1997
                                                                                      ------------     ---------
Cash and due from banks                                                               $    864,446       643,493
Money market investments:
    Interest-bearing deposits                                                               30,484        61,986
    Federal funds sold                                                                     199,446       442,179
    Security resell agreements                                                             382,275       349,338
Investment securities:
    Held to maturity, at cost (approximate market value $2,821,535 and $2,189,672)       2,804,654     2,170,602
    Available for sale, at market                                                          684,581       544,819
    Trading account, at market                                                             191,855        83,681
Loans:
    Loans held for sale                                                                    232,253       178,642
    Loans, leases, and other receivables                                                10,452,246     4,886,763
                                                                                      ------------     ---------
                                                                                        10,684,499     5,065,405
    Less:
      Unearned income and fees, net of related costs                                        48,123        42,854
      Allowance for loan losses                                                            205,553        82,849
                                                                                      ------------     ---------
                Net loans                                                               10,430,823     4,939,702
Premises and equipment, net                                                                231,847       137,030
Goodwill and core deposit intangibles                                                      663,606       294,925
Other real estate owned                                                                      5,270         3,371
Other assets                                                                               530,944       272,321
                                                                                      ------------     ---------
                                                                                      $ 17,020,231     9,943,447
                                                                                      ============     =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
    Noninterest-bearing                                                               $  3,170,436     1,856,881
    Interest-bearing:
      Savings and money market                                                           6,077,556     3,596,442
      Time:
         Under $100,000                                                                  2,340,598     1,007,165
         Over $100,000                                                                   1,528,329       446,701
      Foreign                                                                              204,244       183,044
                                                                                      ------------     ---------
                                                                                        13,321,163     7,090,233
Securities sold, not yet purchased                                                          29,702        45,067
Federal funds purchased                                                                    337,283       294,109
Security repurchase agreements                                                             932,560     1,013,332
Accrued liabilities                                                                        319,278       169,027
Commercial paper                                                                            49,217            --
Federal Home Loan Bank advances and other borrowings:
    Less than one year                                                                     100,750        59,883
    Over one year                                                                           56,796       210,681
Long-term debt                                                                             453,735       258,566
                                                                                      ------------     ---------
                Total liabilities                                                       15,600,484     9,140,898
                                                                                      ------------     ---------
Minority interest                                                                           34,670            --

Shareholders' equity:
    Capital stock:
      Preferred stock, without par value; authorized 3,000,000 shares; issued
        and outstanding, none                                                                   --            --
      Common stock, without par value; authorized 200,000,000 shares; issued
        and outstanding, 78,636,083 shares and 65,621,175 shares                           752,845       270,359
    Accumulated other comprehensive income (loss)                                           (4,432)        3,077
    Retained earnings                                                                      636,664       529,113
                                                                                      ------------     ---------
                Total shareholders' equity                                               1,385,077       802,549
                                                                                      ------------     ---------
                                                                                      $ 17,020,231     9,943,447
                                                                                      ============     =========

See accompanying notes to consolidated financial statements.

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                        Consolidated Statements of Income

                  Years ended December 31, 1998, 1997, and 1996

                    (In thousands, except per share amounts)


                                                                                      (as restated - See note 22)
                                                                                    -------------------------------
                                                                                      1998        1997         1996
                                                                                    --------    -------    --------
Interest income:
    Interest and fees on loans                                                      $644,750    383,547     296,410
    Interest on loans held for sale                                                   14,256     11,874      11,509
    Interest on money market investments                                              88,448     84,780      51,471
    Interest on securities:
      Held to maturity:
          Taxable                                                                    131,711    106,691      70,292
          Nontaxable                                                                  14,472     11,551      14,645
      Available for sale:
          Taxable                                                                     32,836     31,413      26,836
          Nontaxable                                                                     836      2,112       2,287
      Trading account                                                                 24,043     16,211       9,172
    Lease financing                                                                   12,630     13,190      11,885
                                                                                    --------    -------    --------
           Total interest income                                                     963,982    661,369     494,507
                                                                                    --------    -------    --------
Interest expense:
    Interest on savings and money market deposits                                    156,370    109,487      90,134
    Interest on time and foreign deposits                                            135,239     65,016      51,135
    Interest on borrowed funds                                                       138,553    151,192      82,659
                                                                                    --------    -------    --------
           Total interest expense                                                    430,162    325,695     223,928
                                                                                    --------    -------    --------
           Net interest income                                                       533,820    335,674     270,579
Provision for loan losses                                                             11,909      4,630       3,810
                                                                                    --------    -------    --------
           Net interest income after provision for loan losses                       521,911    331,044     266,769
                                                                                    --------    -------    --------
Noninterest income:
    Service charges on deposit accounts                                               57,853     41,587      33,073
    Other service charges, commissions, and fees                                      54,437     38,407      28,872
    Trust income                                                                       9,415      6,757       5,195
    Investment securities gain, net                                                    2,039        777         123
    Underwriting and trading income                                                    9,239      5,716       2,721
    Loan sales and servicing income                                                   50,365     38,734      35,098
    Other                                                                             16,598      8,746       7,042
                                                                                    --------    -------    --------
           Total noninterest income                                                  199,946    140,724     112,124
                                                                                    --------    -------    --------
Noninterest expense:
    Salaries and employee benefits                                                   247,648    153,837     121,884
    Occupancy, net                                                                    29,725     15,357      11,588
    Furniture and equipment                                                           35,952     22,717      15,992
    Other real estate expense (income)                                                   656        301        (240)
    Legal and professional services                                                   15,249      7,496       4,756
    Supplies                                                                          11,267      7,926       6,356
    Postage                                                                           10,194      6,610       5,392
    Advertising                                                                       11,819      6,804       5,296
    FDIC premiums                                                                      1,441        708          11
    Merger expense                                                                    38,128        815          --
    Amortization of goodwill and core deposit intangibles                             31,641      7,069       2,300
    Amortization of mortgage servicing assets                                          5,484      2,152       1,299
    Other                                                                             87,493     57,406      45,880
                                                                                    --------    -------    --------
           Total noninterest expense                                                 526,697    289,198     220,514
                                                                                    --------    -------    --------
Income before income taxes and minority interest                                     195,160    182,570     158,379
Income taxes                                                                          64,678     62,711      53,687
                                                                                    --------    -------    --------
           Net income before minority interest                                       130,482    119,859     104,692
Minority interest                                                                        420         --          --
                                                                                    --------    -------    --------
           Net income                                                               $130,062    119,859     104,692
                                                                                    ========    =======    ========
Weighted-average common and common-equivalent shares outstanding during the year      76,527     62,895      60,976
                                                                                    ========    =======    ========
Net income per common share:
    Basic                                                                           $   1.72       1.93        1.74
                                                                                    ========    =======    ========
    Diluted                                                                         $   1.70       1.91        1.72
                                                                                    ========    =======    ========

See accompanying notes to consolidated financial statements.

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1998, 1997, and 1996

                                 (In thousands)

                                                                                      (as restated - See note 22)
                                                                             ----------------------------------------------
                                                                                  1998              1997            1996
                                                                             -------------     ------------     -----------
Cash flows from operating activities:
    Net income                                                               $     130,062          119,859         104,692
    Adjustments to reconcile net income to net cash provided by (used in)
      operating activities:
        Provision for loan losses                                                 11,909            4,630           3,810
        Depreciation of premises and equipment                                      27,560           16,973          13,023
        Amortization                                                                49,994           14,919           9,220
        Accretion of unearned income and fees, net of related costs                 (5,695)           1,545           6,607
        Proceeds from sales of trading account securities                      175,432,243      119,209,754      80,374,843
        Increase in trading account securities                                (175,540,070)    (119,259,359)    (80,345,212)
        Investment securities gain, net                                             (2,039)            (777)           (123)
        Proceeds from loans held-for-sale                                        1,237,514          742,244         664,327
        Increase in loans held-for-sale                                         (1,296,803)        (764,066)       (671,343)
        Net gain on sales of loans, leases and other assets                        (43,264)         (27,914)        (26,803)
        Change in accrued income taxes                                              22,916              677           5,077
        Change in accrued interest receivable                                        2,270          (19,319)         (6,673)
        Change in accrued interest payable                                          (1,147)           4,162            (675)
        Other, net                                                                 (85,416)         (25,335)         24,566
                                                                             -------------     ------------     -----------

           Net cash provided by (used in) operating activities                     (59,966)          17,993         155,336
                                                                             -------------     ------------     -----------
Cash flows from investing activities:
    Net decrease (increase) in money market investments                            838,130         (190,635)        101,576
    Proceeds from maturities of investment securities held to maturity           3,461,649          952,544         339,335
    Purchases of investment securities held to maturity                         (3,509,343)      (1,594,927)       (596,277)
    Proceeds from sales of investment securities available for sale                512,283          288,423         134,116
    Proceeds from maturities of investment securities available for sale           250,250          104,619         116,424
    Purchases of investment securities available for sale                         (645,793)        (332,611)       (332,630)
    Proceeds from sales of loans and leases                                        918,948          968,717         757,516
    Net increase in loans and leases                                            (1,889,571)      (1,450,619)     (1,307,068)
    Principal collections on leveraged leases                                        3,840            5,748              --
    Payments on leveraged leases                                                    (3,840)          (5,748)             --
    Proceeds from sales of premises and equipment                                    5,370            2,736             746
    Purchases of premises and equipment                                            (63,702)         (36,867)        (20,765)
    Proceeds from sales of mortgage-servicing rights                                 6,654            1,771           1,339
    Purchases of mortgage-servicing rights                                          (5,149)          (3,123)         (1,625)
    Proceeds from sales of other assets                                              7,624            3,578           2,367
    Purchases of other assets                                                           --               --         (27,401)
    Cash paid for acquisitions, net of cash received                              (246,485)          37,304           3,540
                                                                             -------------     ------------     -----------

           Net cash used in investing activities                                  (359,135)      (1,249,090)       (828,807)
                                                                             -------------     ------------     -----------
Cash flows from financing activities:
    Net increase in deposits                                                       622,356        1,110,515         381,826
    Net change in short-term funds borrowed                                        (97,655)         356,985         151,117
    Proceeds from FHLB advances over one year                                        4,665          180,000           4,201
    Payments on FHLB advances over one year                                       (167,886)         (47,980)        (16,714)
    Proceeds from issuance of long-term debt                                       195,041               --         200,000
    Payments on long-term debt                                                     (20,556)            (554)         (4,969)
    Net change in minority interest                                                 34,670               --              --
    Proceeds from issuance of common stock                                         136,751            3,368           2,965
    Payments to redeem common stock                                                (25,732)        (121,389)        (25,148)
    Dividends paid                                                                 (41,600)         (29,040)        (25,033)
                                                                             -------------     ------------     -----------

           Net cash provided by financing activities                               640,054        1,451,905         668,245
                                                                             -------------     ------------     -----------
Net increase (decrease) in cash and due from banks                                 220,953          220,808          (5,226)

Cash and due from banks at beginning of year                                       643,493          422,685         427,911
                                                                             -------------     ------------     -----------

Cash and due from banks at end of year                                       $     864,446          643,493         422,685
                                                                             =============     ============     ===========


See accompanying notes to consolidated financial statements.

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Changes in
                 Shareholders' Equity and Comprehensive Income

                  Years ended December 31, 1998, 1997, and 1996

                      (In thousands, except share amounts)


                                                                       (as restated - See note 22)

                                                                                      Accumu-
                                                                                       lated
                                                                                       other
                                                                                       compre-                   Total
                                                    Common stock          Compre-      hensive                  share-
                                               ----------------------     hensive      income      Retained     holders'
                                              Shares         Amount       income        (loss)     earnings      equity
                                           -----------     ---------    ----------    ---------    ---------    ---------
BALANCE, DECEMBER 31, 1995                  59,854,033     $  86,188                      1,980      358,635      446,803
Net income                                          --            --       104,692           --      104,692      104,692
Other comprehensive loss, net of
   tax:
    Realized and unrealized
      holding loss arising during
      the year, net of tax benefit
      of $2,421                                     --            --        (3,867)          --           --           --
    Reclassification for realized
      gain recorded in the income
      statement, net of tax
      expense of $48                                --            --           (76)          --           --           --
                                                                          --------
    Other comprehensive loss                        --            --        (3,943)      (3,943)          --       (3,943)
                                                                          --------
Total comprehensive income                          --            --     $ 100,749           --           --           --
                                                                         =========
Cash dividends:
    Common, $.425 per share                         --            --                         --      (25,033)     (25,033)

Issuance of common shares for
   acquisitions                              1,454,792        26,200                         --           --       26,200

Stock redeemed and retired                  (1,306,041)      (25,149)                        --           --      (25,149)

Stock options exercised, net of
   shares tendered and retired                 582,373         4,182                         --           --        4,182
                                            ----------     ---------                  ---------     --------     --------
BALANCE, DECEMBER 31, 1996                  60,585,157        91,421                     (1,963)     438,294      527,752
Net income                                          --            --       119,859           --      119,859      119,859
Other comprehensive income, net of tax:
    Realized and unrealized holding
      gain arising during the year,
      net of tax expense of $3,203                  --            --         5,117           --           --           --
    Reclassification for realized gain
      recorded in the income statement,
      net of tax expense of $48                     --            --           (77)          --           --           --
                                                                          --------
    Other comprehensive income                      --            --         5,040        5,040           --        5,040
                                                                          --------
Total comprehensive income                          --            --     $ 124,899           --           --           --
                                                                         =========
Cash dividends:
    Common, $.47 per share                          --            --                         --      (28,428)     (28,428)
    Preferred dividends of acquired
      companies prior to merger                     --            --            --           --         (612)        (612)

Issuance of common shares for
   acquisitions                              8,374,833       295,564                         --           --      295,564

Stock redeemed and retired                  (3,649,018)     (121,389)                        --           --     (121,389)

Stock options exercised, net of shares
   tendered and retired                        310,203         4,763                         --           --        4,763
                                            ----------     ---------                   ---------     --------     --------
BALANCE, DECEMBER 31, 1997                  65,621,175       270,359                      3,077      529,113      802,549

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Changes in
           Shareholders' Equity and Comprehensive Income (continued)

                  Years ended December 31, 1998, 1997, and 1996

                      (In thousands, except share amounts)





                                                                         (as restated - See note 22)

                                                                                        Accumu-
                                                                                        lated
                                                                                        other
                                                                                        compre-                     Total
                                                    Common stock          Compre-       hensive                     share-
                                               ----------------------      hensive      income       Retained       holders'
                                               Shares        Amount       income       (loss)        earnings       equity
                                             ----------     ---------     --------    ----------     ----------     ---------
Net income                                           --     $      --       130,062          --        130,062        130,062
Other comprehensive loss, net of tax:
    Realized and unrealized holding loss
      arising during the year, net of
      tax benefit of $3,916                          --            --        (6,618)         --             --             --
    Reclassification for realized gain
      recorded in the income statement,
      net of tax expense of $785                     --                      (1,254)         --             --             --
                                                                          ----------
    Other comprehensive loss                         --            --        (7,872)     (7,872)            --         (7,872)
                                                                          ----------
Total comprehensive income                           --            --     $ 122,190          --             --             --
                                                                          ==========
Cash dividends:
    Common, $.54 per share                           --            --                        --        (40,715)       (40,715)
    Preferred dividends of acquired
      companies prior to merger                      --            --            --          --           (887)          (887)

Net proceeds from stock offering              2,760,000       129,832                        --             --        129,832

Issuance of common shares for
   acquisitions                              10,041,306       368,259                       363         19,091        387,713

Exercise of acquired company warrants
   prior to acquisition                         257,056         1,852                        --             --          1,852

Stock redeemed and retired                     (591,009)      (25,696)                       --             --        (25,696)

Stock options exercised, net of
   shares tendered and retired                  547,555         8,239                        --             --          8,239
                                             ----------     ---------                 ----------     ----------     ---------
BALANCE, DECEMBER 31, 1998                   78,636,083     $ 752,845                    (4,432)       636,664      1,385,077
                                             ==========     =========                 ==========     ==========     =========




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

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Zions Bancorporation and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 1998 presentation. Prior year amounts have also been restated for one significant acquisition accounted for under the pooling-of-interest method. (see note 2)

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period.
Actual results could differ from those estimates.

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


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

STATEMENTS OF CASH FLOWS

The Company paid interest of $431.1 million, $356.9 million, and $224.1 million, respectively, and income taxes of $49.4 million, $62.9 million, and $41.9 million, respectively, for the years ended December 31, 1998, 1997, and 1996. Loans transferred to other real estate owned totaled $5.1 million, $8.4 million, and $0.4 million, respectively, for the years ended December 31, 1998, 1997, and 1996.

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


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Under this statement, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. The original effective date of this statement, as amended by Statement No. 137, has been delayed and is now effective for all fiscal quarters of fiscal years beginning after June 15, 2000, and should not be applied retroactively to financial statements of prior periods. The Company is currently studying the statement to determine its future effects.

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

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


2. MERGERS AND ACQUISITIONS

During 1998, the Company acquired Vectra Banking Corporation and its subsidiary, Vectra Bank (Vectra) located in Denver, Colorado, and FP Bancorp, Inc. and its banking subsidiary, First Pacific National Bank (FP) located in Escondido, California. Both acquisitions were consummated with the issuance of common stock by the Company and have been accounted for using the purchase method of accounting. Accordingly, the cost of acquisition has been allocated to assets acquired and liabilities assumed based upon their estimated fair market values at the dates of acquisition. Goodwill resulting from these acquisitions is being amortized on a straight-line basis over 25 years.

                                                                           Vectra                   FP
                                                                     -----------------       -----------------
     Common stock issued                                             4,018,222 shares         1,914,731 shares
     Approximate cost of acquisition                                   $174.1 million           $89.8 million
     Excess of acquisition cost over fair value of net
        identifiable assets acquired (goodwill)                        $128.7 million           $56.9 million
     Results of operations included in the Company's income
        statement from:                                               January 1, 1998           April 1, 1998

During 1998, the Company also acquired four additional banking organizations in Colorado, namely Sky Valley Bank Corp., Tri-State Finance Corporation, Routt County National Bank Corporation, and SBT Bankshares (the Banks) for 2,393,079 shares of common stock. A total purchase price of approximately $105.4 million was paid for the acquisitions consisting of Bank stock, Bank merger costs, and the fair value of stock options assumed by the Bank. The acquisitions were accounted for using the purchase method of accounting. The acquisition costs have been allocated to assets acquired and liabilities assumed based upon their estimated fair market values at the dates of acquisitions. The excess cost of acquisition over the fair value of the net identifiable assets acquired of approximately $69.0 million has been recorded as goodwill and is being amortized on a straight-line basis over twenty-five years. The results of operations of the Banks have been included with those of the Company from the effective date of each transaction through December 31, 1998.

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


2. MERGERS AND ACQUISITIONS (continued)

Further, in 1998, the Company acquired The Sumitomo Bank of California (Sumitomo), located in San Francisco, California. Cash consideration of approximately $546 million was paid for the acquisition. Sumitomo had total assets of approximately $4.5 billion at the date of acquisition. Sumitomo, as well as FP Bancorp, Inc., was merged with Grossmont Bank and the name changed to California Bank & Trust. The Company sold a minority interest in California Bank & Trust to a limited partnership and a Director of the Company for its cost basis of approximately $33 million. The acquisition was accounted for as a purchase transaction.

The major components of management's plan for the combined company include the restructuring of operational functions and the consolidation of administrative facilities. Total goodwill arising from the transaction was approximately $106.7 million, which will be amortized over a period of 25 years using the straight-line method. The Company recorded an $18 million liability in the purchase business combination and included such costs in the allocation of the purchase price. This liability included approximately $6.0 million of salaries and benefits for Sumitomo executives and staff who were terminated in relation to the acquisition. All of these individuals were identified prior to the consummation of the merger, and the majority were notified of the termination in early October 1998. In addition, a liability for approximately $1.4 million was recorded in the combination for data service employees terminated in relation to a system conversion. These employees were identified and notified that the termination is anticipated as of February 1999.

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


2. MERGERS AND ACQUISITIONS (continued)

Merger expenses in the accompanying consolidated statements of income are summarized as follows:

                                                               1998       1997
                                                             -------     -------
          Sumitomo acquisition:
              Severance and related employee benefits        $ 5,290          --
              Real property lease terminations                 7,773          --
              Integration of business operations               5,834          --
              Integration of information systems               1,668          --

          Other acquisition:
              Incremental personnel-related costs              6,452          --
              Professional fees                                5,957         940
              Conversion and other miscellaneous charges       5,154       1,767
                                                             -------     -------

                                                             $38,128       2,707
                                                             =======     =======

The amounts set forth above for severance and related employee benefits and real property lease terminations are included in accrued liabilities in the accompanying consolidated balance sheets as of December 31, 1998. The severance and related employee benefits costs of approximately $5.3 million are associated with the termination of 250 branch employees of the acquired operation. In December 1998, the decision to terminate these employees was made by management, and a formal severance plan was adopted which outlined the amount of severance and type of benefits to be received upon termination. This plan was communicated to all Sumitomo employees at that time. Additionally, the real property lease terminations costs of approximately $7.8 million represent the remaining noncancellable obligation with respect to operating leases for several former Sumitomo branches and production facilities. It is anticipated that the remaining liability balance will be paid by the end of 1999, except for amounts related to long-term real property leases.

The $7,502,000 costs for integration of business operations and information systems primarily represent charges associated with the conversion of Sumitomo's computer and networking systems, bonus payments, and relocation and recruiting fees paid to hire new management.

The following unaudited amounts represent the Company combined with the 1998 acquisitions as if the acquisitions had occurred at January 1, 1998 and 1997, respectively (in thousands):


     1998 acquisitions                                               1998           1997
     ---------------------------------------------------------  --------------  -------------
     Total revenue                                                 $1,451,107      1,323,480
     Net income                                                       126,155        137,729
     Diluted net income per common share                                 1.58           1.85



Pro forma information relating to 1997 acquisitions accounted for as purchase transactions has not been provided as the acquisitions were not considered significant in relation to the Company's financial position or results of operations.

On September 8, 1998, the Company acquired The Commerce Bancorporation, and its banking subsidiary The Commerce Bank of Washington, N.A. for 1,938,590 shares of common stock. The Commerce Bancorporation had total assets of approximately $300 million on the date of acquisition. The Commerce Bancorporation's total interest and noninterest income and net loss for the period January 1 through June 30, 1998 were $11.8 million and $3.2 million, respectively. The acquisition of Commerce Bancorporation was accounted for as a pooling of interests and considered a significant business combination. Prior year amounts have been restated.

A reconciliation between revenue and net income previously reported by the Company for the year ended December 31, 1997, with restated amounts presented in the accompanying financial statements follows:

                                       Company        Effects of
                                      previously      restatement      The Commerce          Company
                                       reported        (note 22)      Bancorporation         restated
                                     -------------   --------------  -----------------   ----------------
Total revenue                        $ 825,463         (44,147)        20,777              802,093
Net income                             122,362          (6,961)         4,458              119,859

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


2. MERGERS AND ACQUISITIONS (continued)

During 1998, the Company issued a total of 1,715,274 shares of common stock to acquire four additional banking organizations in Colorado, namely Kersey Bancorp., N.A., Eagle Holding Company, Citizens Banco, Inc., and Mountain Financial Holding Company. Each of these acquisitions was accounted for as a pooling of interests and was not significant to the consolidated financial statements.


3. INVESTMENT SECURITIES

Investment securities as of December 31, 1998, are summarized as follows (in thousands):


                                                                                Held to maturity
                                                            -----------------------------------------------------
                                                                             Gross         Gross        Estimated
                                                            Amortized     unrealized     unrealized      market
                                                               cost          gains         losses         value
                                                           ----------     ----------     ----------     ----------
        U.S. Treasury securities                           $   62,412            155             --         62,567
        U.S. government agencies and corporations:
             Small Business Administration loan-backed        358,161          1,065          3,110        356,116
               securities
             Other agency securities                          940,059          5,753          1,984        943,828
        States and political subdivisions                     285,212          7,552             71        292,693
        Mortgage-backed securities                          1,158,810          7,787            266      1,166,331
                                                           ----------     ----------     ----------     ----------

                                                           $2,804,654         22,312          5,431      2,821,535
                                                           ==========     ==========     ==========     ==========

                                                                           Available for sale
                                                            --------------------------------------------------
                                                                             Gross        Gross      Estimated
                                                              Amortized    unrealized   unrealized    market
                                                                 cost         gains       losses       value
                                                              ---------    ----------   ----------   ---------
        U.S. Treasury securities                               $ 45,738        1,002            4       46,736
        U.S. government agencies and corporations:
             Small Business Administration originator fees
               certificates                                      84,933           --       16,283       68,650
             Other agencies                                     112,551        1,141           46      113,646
        States and political subdivisions                        15,198          497            3       15,692
        Mortgage- and other asset-backed securities             179,389        1,248          401      180,236
                                                               --------     --------     --------     --------

                                                                437,809        3,888       16,737      424,960
        Equity securities:
            Mutual funds:
              Accessor Funds, Inc.                              116,566        1,865           10      118,421
            Federal Home Loan Bank stock                        100,579           --           --      100,579
            Other stock                                          36,804        3,817           --       40,621
                                                               --------     --------     --------     --------

                                                               $691,758        9,570       16,747      684,581
                                                               ========     ========     ========     ========

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


3. INVESTMENT SECURITIES (continued)

Investment securities as of December 31, 1997, are summarized as follows (in thousands):


                                                                             Held to maturity
                                                        -----------------------------------------------------
                                                                         Gross         Gross        Estimated
                                                         Amortized    unrealized     unrealized       market
                                                           cost          gains         losses         value
                                                         ---------    ----------     ----------     ---------
    U.S. Treasury securities                           $    4,004             45              1          4,048
    U.S. government agencies and corporations:
         Small Business Administration loan-backed
           securities                                     440,615          8,728            476        448,867
         Other agency securities                        1,422,324          5,757          1,099      1,426,982
    States and political subdivisions                     221,553          5,654            809        226,398
    Mortgage-backed securities                             82,106          1,323             52         83,377
                                                       ----------     ----------     ----------     ----------

                                                       $2,170,602         21,507          2,437      2,189,672
                                                       ==========     ==========     ==========     ==========

                                                                        Available for sale
                                                              -------------------------------------------------
                                                                              Gross       Gross       Estimated
                                                              Amortized    unrealized   unrealized     market
                                                                 cost         gains       losses       value
                                                              ---------    ----------   ----------    -------
        U.S. Treasury securities                               $ 37,332          414           --       37,746
        U.S. government agencies and corporations:
             Small Business Administration originator fees
               certificates                                      75,371           --        3,154       72,217
             Other agencies                                     145,497          677          212      145,962
        States and political subdivisions                        26,397        1,085            8       27,474
        Mortgage- and other asset-backed securities              27,815          468           35       28,248
                                                               --------     --------     --------     --------

                                                                312,412        2,644        3,409      311,647
        Equity securities:
            Mutual funds:
              Accessor Funds, Inc.                              109,530        1,456           28      110,958
            Federal Home Loan Bank stock                         90,537           --           --       90,537
            Other stock                                          27,404        4,309           36       31,677
                                                               --------     --------     --------     --------

                                                               $539,883        8,409        3,473      544,819
                                                               ========     ========     ========     ========

The amortized cost and estimated market value of investment securities as of December 31, 1998, by contractual maturity, excluding equity securities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

                                                          Held to maturity            Available for sale
                                                     ------------------------      ------------------------
                                                                    Estimated                     Estimated
                                                     Amortized        market        Amortized       market
                                                        cost           value          cost           value
                                                     ---------      ---------       ---------     ---------
         Due in one year or less                    $  611,170        613,383         94,467         92,423
         Due after one year through five years       1,230,347      1,242,212        232,227        227,727
         Due after five years through ten years        811,749        814,078         63,843         60,013
         Due after ten years                           151,388        151,862         47,272         44,797
                                                    ----------      ---------        -------        -------
                                                    $2,804,654      2,821,535        437,809        424,960
                                                    ==========      =========        =======        =======

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


3. INVESTMENT SECURITIES (continued)

Gross gains of $7,407,000, $8,996,000, and $355,000 and gross losses of $5,368,000, $8,219,000, and $232,000 were recognized on sales and write downs of investment securities for the years ended December 31, 1998, 1997, and 1996, respectively.

As of December 31, 1998 and 1997, securities with an amortized cost of $1,107,743,000 and $802,039,000, respectively, were pledged to secure public and trust deposits, advances, and for other purposes as required by law.


4. LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows (in thousands):

                                                    1998            1997
                                                -----------     -----------
    Loans held for sale                         $   232,253         178,642
    Commercial, financial, and agricultural       2,691,915       1,287,430
    Real estate:
        Construction                                866,548         490,610
        Other                                     6,034,979       2,380,838
    Consumer                                        539,349         458,162
    Lease financing                                 213,410         176,419
    Foreign                                          44,368              --
    Other receivables                                61,677          93,304
                                                -----------     -----------
                                                $10,684,499       5,065,405
                                                ===========     ===========

As of December 31, 1998 and 1997, loans with a carrying value of $63,125,000 and $183,417,000, respectively, were pledged as security for Federal Home Loan Bank advances.

During 1998, 1997, and 1996, sales of loans held for sale totaled $1,238 million, $733 million, and $654 million, respectively. Consumer and other loan securitizations totaled $884 million in 1998, $951 million in 1997, and $746 million in 1996, and relate primarily to loans sold under revolving securitization structures. Gain on the sales, excluding servicing, of both loans held for sale and loan securitizations amounted to $36.2 million in 1998, $28.3 million in 1997, and $25.8 million in 1996.

The allowance for loan losses is summarized as follows (in thousands):

                                                 1998            1997          1996
                                               ---------      ---------      ---------
    Balance at beginning of year               $  82,849         72,040         69,369
    Allowance for loan losses of companies
       acquired                                  125,690         14,316          2,566
    Additions:
        Provision for loan losses                 11,909          4,630          3,810
        Recoveries                                 9,326          5,888          5,727
    Deductions:
        Loan charge-offs                         (24,221)       (14,025)        (9,432)
                                               ---------      ---------      ---------

    Balance at end of year                     $ 205,553         82,849         72,040
                                               =========      =========      =========

At December 31, 1998, 1997, and 1996, the allowance for loan losses includes an allocation of $20 million, $9 million, and $6 million, respectively, related to commitments to extend credit and standby letters of credit.

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


4. LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

The Company's total recorded investment in impaired loans amounted to $41,000,000 and $7,100,000 as of December 31, 1998 and 1997, respectively.
Included in the allowance for loan losses as of December 31, 1998 and 1997, is a required allowance of $5,000,000 and $46,000, respectively, on $11,600,000 and $300,000, respectively, of the recorded investment in impaired loans. Contractual interest due and interest foregone on impaired loans totaled $3,797,000 and $2,051,000, respectively, for 1998, $554,000 and $204,000, respectively, for 1997, and $1,377,000 and $657,000, respectively, for 1996. The average recorded investment in impaired loans amounted to $16,944,000 in 1998, $6,421,000 in 1997, and $5,605,000 in 1996.


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


6. PREMISES AND EQUIPMENT

The following table presents comparative data for premises and equipment (in thousands):


                                                                  1998           1997
                                                                --------       --------
          Land                                                  $ 46,809         27,773
          Buildings                                              132,308         72,781
          Furniture and equipment                                212,498        122,063
          Leasehold improvements                                  44,596         13,809
                                                                --------       --------
             Total                                               436,211        236,426
           Less accumulated depreciation and amortization        204,364         99,396
                                                                --------       --------

             Net book value                                     $231,847        137,030
                                                                ========       ========

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


7. MORTGAGE SERVICING RIGHTS

Mortgage servicing rights, included in other assets in the accompanying balance sheets, are summarized as follows (in thousands):

                                         1998             1997
                                       --------          ------
    Balance at beginning of year       $ 10,595           5,447
    Additions                             9,231           7,300
    Obtained through acquisition          1,595              --
    Amortization                         (5,484)         (2,152)
    Sales                                  (623)             --
                                       --------          ------
    Balance at end of year             $ 15,314          10,595
                                       ========          ======

At December 31, 1998 and 1997, the aggregate fair value of mortgage servicing rights was $20.4 million and $14.2 million, respectively. Fair values are determined by discounted anticipated future net cash flows from mortgage servicing activities considering market consensus loan prepayment predictions, interest rates, servicing costs, and other economic factors.


8. DEPOSITS

At December 31, 1998, the scheduled maturities of all time deposits are as follows (in thousands):

      1999                                                 $3,300,783
      2000                                                    345,551
      2001                                                     93,665
      2002                                                     56,258
      2003 and thereafter                                      72,670
                                                           ----------

                                                           $3,868,927
                                                           ==========

The aggregate amount of time deposits with a denomination of $100,000 or more was $1,528,329,000 and $446,701,000 at December 31, 1998 and 1997, respectively.
At December 31, 1998, the contractual maturities of these deposits were as follows: $780,318,000 in 3 months or less, $330,816,000 over 3 months through 6 months, $288,441,000 over 6 months through 12 months and $128,754,000 over 12 months.

Deposit overdrafts that have been reclassified as loan balances were $23.2 million and $39.5 million at December 31, 1998 and 1997, respectively.

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


9. SHORT-TERM BORROWINGS

Short-term borrowings generally mature in less than 30 days. The following table shows selected information for these borrowings (in thousands):

                                               1998              1997              1996
                                            ----------         ---------         ---------
      Federal funds purchased:
         Average amount outstanding         $  401,412           297,399           205,329
         Weighted average rate                    4.61%             5.46%             5.44%
         Highest month-end balance             594,503           487,098           454,857
         Year-end balance                      337,283           294,129           155,407
         Weighted average rate on
           outstandings at year-end               4.58%             5.83%             6.26%
      Security repurchase agreements:
         Average amount outstanding         $1,442,260         1,873,019         1,131,791
         Weighted average rate                    4.77%             5.17%             4.93%
         Highest month-end balance           1,710,676         2,250,488         1,343,824
         Year-end balance                      932,560         1,013,332           801,100
         Weighted average rate on
           outstandings at year-end               4.40%             5.74%             4.76%

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


10. FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

The following table presents comparative data for FHLB advances and other borrowings over one year (in thousands):

                                                               1998            1997
                                                             --------        -------
             Medium-term note payable by parent, 6.03%       $     --         50,000
             FHLB advances payable by subsidiaries,
                   5.46%-7.30%                                 44,696        153,681
             Notes payable, 5.60%-8.32%                        12,100          7,000
                                                             --------        -------

                                                             $ 56,796        210,681
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

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


10. FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS (continued)

Maturities of Federal Home Loan Bank advances and other borrowings over one year are as follows (in thousands):

       1999                                                 $  15,393
       2000                                                     9,833
       2001                                                     3,320
       2002                                                     2,515
       2003                                                     2,862
       Thereafter                                              22,873
                                                            ---------
                                                            $  56,796
                                                            =========


11. LONG-TERM DEBT

Long-term debt is summarized as follows (in thousands):

                                                              1998           1997
                                                            --------       --------
        Guaranteed preferred beneficial interests in
           junior subordinated deferrable interest
           debentures                                       $223,000        207,500
        Subordinated notes:
           Floating rate subordinated notes, maturity
             2005-2008                                       177,000             --
           8.625%-9.00% subordinated notes, maturity
             in 1998-2002                                     50,150         50,000
        Capital leases and other notes payable                 3,585          1,066
                                                            --------       --------

                                                            $453,735        258,566
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

Interest expense on long-term debt was $29,051,000, $22,399,000, and $10,156,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


11. LONG-TERM DEBT (continued)

Maturities and sinking fund requirements on long-term debt at December 31, 1998 for each of the succeeding five years are as follows (in thousands):

                                            Consoli-             Parent
                                             dated                only
                                           ----------           --------
       1999                                 $    609                  --
       2000                                      485                  --
       2001                                      424                  --
       2002                                   50,427              50,000
       2003                                      437                  --
        Thereafter                           401,353             177,000
                                            --------            --------

                                            $453,735             227,000
                                            ========            ========



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

Contractual amounts of the off-balance sheet financial instruments used to meet the financing needs of the Company's customers are as follows (in thousands):


                                                  1998              1997
                                               ----------         ---------
     Commitments to extend credit              $4,583,488         2,506,220
     Standby letters of credit:
         Performance                               69,648            86,886
         Financial                                104,530            27,903
     Commercial letters of credit                  25,294             9,336

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

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


12. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

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

Notional values of interest rate contracts are summarized as follows (in thousands):

                                                1998                  1997
                                             ----------           -----------
     Caps and floors - written               $  707,137           1,052,000
     Swaps                                    1,364,584             701,331
     Forwards                                   133,204              87,565
     Options                                         --               3,000


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

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


12. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

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

The contract or notional amount of financial instruments indicates a level of activity associated with a particular class of financial instrument and is not a reflection of the actual level of risk. As of December 31, 1998 and 1997, the regulatory risk-weighted values assigned to all off-balance sheet financial instruments described herein totaled $895,337,000 and $301,385,000, respectively.

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

The Company has commitments for leasing premises and equipment under the terms of noncancelable operating leases expiring from 1999 to 2031. Future aggregate minimum rental payments under existing noncancelable leases at December 31, 1998 are as follows (in thousands):

                                                             Capital    Operating
                                                             leases      leases
                                                           ---------   -----------
             1999                                         $     606        20,587
             2000                                               521        17,973
             2001                                               477        15,040
             2002                                               479        13,574
             2003                                               479        12,001
             Thereafter                                       1,734        38,212
                                                           ---------   -----------

                                                          $   4,296       117,387
                                                           =========   ===========

Future aggregate minimum rental payments have been reduced by noncancelable subleases as follows: 1999, $532,646; 2000, $491,742; 2001, $387,747; 2002,
$301,368; 2003, $196,706; and thereafter $5,973,921. Aggregate rental expense on operating leases amounted to $31,256,000, $16,879,000, and $7,499,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


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

The per share weighted-average fair value of stock options granted during 1998, 1997, and 1996 was $7.22, $10.56, and $5.73, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                              1998         1997       1996
                                                           ----------   ---------   ---------
     Expected dividend yield                                 1.39%        1.55%       2.26%
     Risk-free interest rate                                 5.31%        6.52%       6.00%
     Expected volatility                                    33.96%       22.17%      23.19%
     Expected life                                          5.5 years   5.5 years   5.5 years

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                1998        1997       1996
                                                             ---------   ---------   ---------
      Net income (in thousands):
         As reported                                        $ 130,062     119,859     104,692
         Pro forma                                            128,192     118,619     104,187

      Earnings per share:
         As reported:
           Basic                                            $    1.72        1.93        1.74
           Diluted                                               1.70        1.91        1.72
         Pro forma:
           Basic                                                 1.70        1.91        1.73
           Diluted                                               1.68        1.89        1.71

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


13.  STOCK OPTIONS (continued)

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

The following table is a summary of the Company's stock option activity and related information for the three years ended December 31, 1998:

                                                                         Weighted-
                                                          Number          average
                                                            of            exercise
                                                          shares           price
                                                        -----------     ----------
           Balance at December 31, 1995                  1,830,194        $ 8.49
               Granted                                     396,700         18.27
               Exercised                                  (641,145)         6.39
               Forfeited                                   (74,312)         2.89
               Expired                                     (10,000)         6.03
                                                         ---------

           Balance at December 31, 1996                  1,501,437         12.27
               Acquired                                    184,991         12.54
               Granted                                     581,182         28.87
               Exercised                                  (338,756)         9.03
               Forfeited                                   (47,767)        13.25
                                                         ---------

           Balance at December 31, 1997                  1,881,087         17.98
               Acquired                                    430,998         11.35
               Granted                                   1,005,383         47.21
               Exercised                                  (577,734)        12.38
               Forfeited                                   (25,964)        32.82
                                                         ---------

           Balance at December 31, 1998                  2,713,770         28.81
                                                         =========


           Outstanding options exercisable as of:
               December 31, 1998                         1,116,087         14.90
               December 31, 1997                           589,899         10.83
               December 31, 1996                           480,434          7.19

Selected information on stock options as of December 31, 1998 follows:

                                            Outstanding options                     Exercisable options
                                  ----------------------------------------      ----------------------------
                                                               Weighted-
                                                  Weighted-     average
                                                   average     remaining                        Weighted-
          Exercise price          Number of        exercise    contractual       Number of       average
                range               shares           price        life            shares      exercise price
          --------------          ---------       ---------    -----------       ---------    --------------
          $2.38 to $3.81            104,509          $ 3.11       2.71              86,509        $  3.14
          $4.06 to $6.09             41,875            4.94       8.82              41,875           4.94
          $6.42 to $9.63            132,780            7.91       4.45             132,780           7.91
          $9.73 to $13.96           469,734           11.47       3.68             404,250          11.60
          $14.73 to $18.98          376,281           17.90       4.49             202,205          17.68
          $21.89 to $31.00          593,108           29.11       5.40             237,468          26.50
          $39.13 to $43.50          231,408           42.42       4.33                  --             --
          $46.38 to $56.00          764,075           48.76       5.52              11,000          49.20
                                  ---------                                      ---------

                                  2,713,770          $28.81       4.83           1,116,087        $ 14.90
                                  =========                                      =========

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


14. NET INCOME PER COMMON SHARE

Basic and diluted net income per common share, based on the weighted-average outstanding shares, are summarized as follows (in thousands, except per share amounts):

                                                     1998           1997          1996
                                                   --------       --------       --------
     Basic:
       Net income                                  $130,062        119,859        104,692
       Less preferred dividends                          46             41             36
                                                   --------       --------       --------

       Net income applicable to common stock       $130,016        119,818        104,656
                                                   ========       ========       ========

       Average common shares outstanding             75,407         62,011         60,303
                                                   ========       ========       ========

       Net income per common share - basic         $   1.72           1.93           1.74
                                                   ========       ========       ========

     Diluted:

       Net income applicable to common stock       $130,016        119,818        104,656
                                                   ========       ========       ========
       Average common shares outstanding             75,407         62,011         60,303
       Stock option adjustment                        1,120            884            673
                                                   --------       --------       --------

       Average common shares outstanding -           76,527         62,895         60,976
           diluted
                                                   ========       ========       ========

       Net income per common share - diluted       $   1.70           1.91           1.72
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

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


16. INCOME TAXES

Income taxes are summarized as follows (in thousands):

                                                               1998         1997        1996
                                                             --------      ------      ------
        Federal:
            Current                                          $ 59,119      56,458      41,348
            Deferred                                           (4,196)     (1,278)      5,192
        State                                                   9,755       7,531       7,147
                                                             --------      ------      ------
                                                             $ 64,678      62,711      53,687
                                                             ========      ======      ======

A reconciliation between income tax expense computed using the statutory federal income tax rate of 35 percent and actual income tax expense is as follows (in thousands):

                                                          1998            1997            1996
                                                        --------        --------        --------
     Income tax expense at statutory federal rate       $ 68,306          63,900          55,433
     State income taxes, net                               6,341           4,895           4,645
     Nondeductible expenses                                8,643           2,738           1,611
     Nontaxable interest                                  (7,926)         (5,871)         (5,982)
     Tax credits and other taxes                          (1,877)         (1,826)         (1,597)
     Corporate reorganization                             (6,117)             --              --
     Decrease in valuation allowance                      (1,992)           (761)             --
     Other items                                            (700)           (364)           (423)
                                                        --------        --------        --------

           Income tax expense                           $ 64,678          62,711          53,687
                                                        ========        ========        ========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1998 and 1997, are presented below (in thousands):

                                                              1998           1997
                                                            --------       --------
     Gross deferred tax assets:
         Book loan loss deduction in excess of tax          $ 75,913         32,087
         Postretirement benefits                               9,258          2,517
         Deferred compensation                                 7,993          6,289
         Deferred loan fees                                    5,059          1,233
         Deferred agreements                                   3,046          3,427
         Capital leases                                        3,268             --
         Acquired net operating losses                         3,536          4,730
         Other real estate owned                               4,890            463
         Accrued severance costs                               3,361             --
         Other                                                15,133          9,623
                                                            --------       --------

           Total deferred tax assets                         131,457         60,369

         Less valuation allowance                                 --          1,992
                                                            --------       --------

           Total deferred tax assets net of valuation
             allowance                                       131,457         58,377

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


16. INCOME TAXES (CONTINUED)

                                                                 1998            1997
                                                               --------        --------
             Gross deferred tax liabilities:
                 Premises and equipment, due to
                   differences in depreciation                 $ (7,568)         (5,185)
                 Core deposits                                  (23,719)        (12,182)
                 FHLB stock dividends                           (18,100)        (15,536)
                 Leasing operations                             (28,267)        (21,396)
                 Prepaid pension reserves                        (1,405)           (818)
                 Mortgage servicing                              (2,176)         (1,513)
                 Other                                           (6,281)         (3,065)
                                                               --------        --------

                   Total deferred tax liabilities               (87,516)        (59,695)
                                                               --------        --------

             Statement No. 115 market equity adjustment           2,745          (1,859)
                                                               --------        --------

                   Net deferred tax assets (liabilities)       $ 46,686          (3,177)
                                                               ========        ========

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

                      ZIONS BANCORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


17. REGULATORY MATTERS (continued)

The actual capital amounts and ratios of the Company and significant banking subsidiaries are as follows (in thousands):

                                                                     For capital adequacy
                                                 Actual                    purposes           To be well capitalized
                                         --------------------         -------------------     ----------------------
                                         Amount         Ratio         Amount        Ratio       Amount        Ratio
                                         ------         -----         ------        -----       ------        -----
As of December 31, 1998:
 Total capital (to
     risk-weighted assets)
     The Company                        $1,337,226      11.38%      $  939,917       8.00%     $1,174,897      10.00%
     Zions First National Bank             619,784      15.15          327,213       8.00         409,016      10.00
     California Bank & Trust               461,981      10.43          354,427       8.00         443,034      10.00
Tier I capital (to risk-weighted
assets)
     The Company                           980,087       8.34          469,959       4.00         704,938       6.00
     Zions First National Bank             369,900       9.04          163,607       4.00         245,410       6.00
     California Bank & Trust               297,294       6.71          177,213       4.00         265,820       6.00
Tier I capital (to average assets)
     The Company                           980,087       5.86          501,393       3.00         835,654       5.00
     Zions First National Bank             369,900       5.56          199,729       3.00         332,881       5.00
     California Bank & Trust               297,294       5.14          173,527       3.00         289,212       5.00


                                                             For capital adequacy
                                          Actual                    purposes          To be well capitalized
                                    --------------------      -------------------     ----------------------
                                    Amount         Ratio       Amount      Ratio       Amount         Ratio
                                    ------         -----       ------      -----       ------         -----
As of December 31, 1997:
 Total capital (to risk-
     weighted assets)
     The Company                    $813,783      14.11%      $461,298      8.00%     $576,623       10.00%
     Zions First National Bank       604,517      18.22        205,459      8.00       331,824       10.00
Tier I capital (to risk-
weighted assets)
     The Company                     701,572      12.17        230,649      4.00       345,974        6.00
     Zions First National Bank       362,988      10.94        132,730      4.00       199,094        6.00
Tier I capital (to
average assets)
     The Company                     701,572       6.96        302,466      3.00       504,110        5.00
     Zions First National Bank       362,988       5.66        192,429      3.00       320,715        5.00

Dividends declared by the Company's national banking subsidiaries in any calendar year may not, without the approval of the appropriate federal regulator, exceed their net earnings for that year combined with their net earnings less dividends paid for the preceding two years. At December 31, 1998, the Company's subsidiaries had approximately $32.4 million available for the payment of dividends under the foregoing restrictions.

                      ZIONS BANCORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


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

On January 1, 1998, the Company adopted the provisions of Statement No. 132. Statement No. 132 revises employer's disclosures about pension and other postretirement benefit plans. Statement No. 132 does not change the method of accounting for such plans.

The following table presents the change in the plan's benefit obligation for the years ended December 31, 1998 and 1997, as follows (in thousands):

                                                      1998             1997
                                                   ---------       ---------
Benefit obligation at beginning of year            $  66,267          55,709

Service cost                                           5,587           3,042
Interest cost                                          5,192           4,066
Acquisitions                                          41,626           6,337
Curtailments                                              --              --
Actuarial gain                                        (5,536)            (27)
Benefits paid                                         (4,163)         (2,860)
                                                   ---------       ---------
            Benefit obligation at end of year      $ 108,973          66,267
                                                   =========       =========

Plan assets included 86,760 shares of Company common stock as of December 31, 1998 and 1997. The following table presents the change in plan assets for the years ended December 31, 1998 and 1997, as follows (in thousands):

                                                             1998           1997
                                                          ---------       ---------
Fair value of plan assets at beginning of year            $  72,966          54,173

Actual return on plan assets                                 10,534          14,727
Acquisitions                                                 27,831           6,786
Employer contributions                                           77             140
Benefits paid                                                (4,163)         (2,860)
                                                          ---------       ---------
            Fair value of plan assets at end of year      $ 107,245          72,966
                                                          =========       =========

The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 1998 and 1997, as follows (in thousands):

                                                        1998          1997
                                                      --------      --------
Funded status                                         $(1,728)        6,699

Unrecognized net actuarial loss                         2,372         3,309
Unrecognized net transition asset                        (431)       (1,056)
Unrecognized prior service cost                        (3,031)       (3,416)
                                                      -------       -------
            Net prepaid cost (accrued liability)      $(2,818)        5,536
                                                      =======       =======

                      ZIONS BANCORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


18. RETIREMENT PLANS (continued)

The ending net accrued liability and net prepaid benefit cost at December 31, 1998 and 1997, respectively, is fully recognized in the Company's respective consolidated balance sheets.

Net periodic benefit cost recognized for the years ended December 31, 1998, 1997, and 1996, includes the following components (in thousands):

                                                       1998          1997          1996
                                                      -------       -------       -------
Service cost                                          $ 5,587         3,042         3,311

Interest cost                                           5,192         4,066         3,791
Expected return on plan assets                         (6,851)       (5,076)       (4,270)
Amortization of prior service cost                       (385)         (384)          (83)
Amortization of transitional asset                       (625)         (625)         (625)
Recognized actuarial loss                                  39           260           838
                                                      -------       -------       -------
            Net periodic benefit cost recognized      $ 2,957         1,283         2,962
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

The Company also sponsors three unfunded, nonqualified supplemental executive retirement plans, which restore pension benefits limited by federal tax law. At December 31, 1998 and 1997, the Company's liability included in accrued expenses totaled $5.4 million and $2.7 million, respectively.

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

The following table presents the change in the plan's benefit obligation for the years ended December 31, 1998 and 1997, as follows (in thousands):

                                                    1998          1997
                                                   -------       -------
Benefit obligation at beginning of year            $ 3,817         3,747

Service cost                                           114           111
Interest cost                                          230           270
Actuarial gain                                        (434)           --
Benefits paid                                          254           311
                                                   -------       -------
            Benefit obligation at end of year      $ 3,473         3,817
                                                   =======       =======

                      ZIONS BANCORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


18. RETIREMENT PLANS (continued)

The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 1998 and 1997, as follows (in thousands):

                                        1998          1997
                                       -------       -------
Benefit obligation at end of year      $ 3,473         3,817

Unrecognized net actuarial gain         (1,821)       (1,947)
                                       -------       -------
            Accrued benefit cost       $ 5,294         5,764
                                       =======       =======

Net periodic benefit cost recognized for the years ended December 31, 1998, 1997, and 1996, includes the following components (in thousands):

                                                   1998        1997        1996
                                                   -----       -----       -----
Service cost                                       $ 114         111         195

Interest cost                                        230         270         414
Recognized net gain                                 (515)       (487)         --
                                                   -----       -----       -----
                    Net periodic benefit cost      $(171)       (106)        609
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

The Company has an Employee Stock Savings Plan and an Employee Investment Savings Plan (PAYSHELTER). Under PAYSHELTER, employees select from a nontax-deferred or tax-deferred plan and several investment alternatives. Employees can contribute from 1 to 15 percent of compensation, which is matched up to 50 percent by the Company for contributions up to 5 percent and 25 percent for contributions greater than 5 percent up to 10 percent. The Company's contributions to the plans amounted to $3,546,930, $2,209,353, and $1,781,825 for the years ended December 31, 1998, 1997, and 1996, respectively.

                      ZIONS BANCORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


19.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying value and estimated fair value of principal financial instruments are summarized as follows (in thousands):

                                                               December 31, 1998                     December 31, 1997
                                                        -------------------------------       -------------------------------
                                                          Carrying        Estimated fair        Carrying          Estimated
                                                           value              value              value            fair value
                                                        ------------      --------------      ------------       ------------
     Financial assets:
      Cash and due from banks                           $    864,446            864,446            643,493            643,493
      Money market investments                               612,205            612,205            853,503            853,503
      Investment securities                                3,681,090          3,697,971          2,799,102          2,818,172
      Loans, net                                          10,430,823         10,662,279          4,939,702          4,981,933
                                                        ------------       ------------       ------------       ------------
               Total financial assets                   $ 15,588,564         15,836,901          9,235,800          9,297,101
                                                        ============       ============       ============       ============
Financial liabilities:
      Demand, savings, and money market deposits        $  9,247,992          9,247,992          5,453,323          5,453,323
      Time deposits                                        3,868,927          3,898,832          1,453,866          1,450,692
      Foreign deposits                                       204,244            205,812            183,044            183,156
      Securities sold, not yet purchased                      29,702             29,702             45,067             45,067
      Federal funds purchased and security
      repurchase agreements                                1,269,843          1,269,843          1,307,441          1,307,441
      FHLB advances and other borrowings                     206,763            209,797            270,564            278,375
      Long-term debt                                         453,735            460,104            258,566            268,181
                                                        ------------       ------------       ------------       ------------
               Total financial liabilities              $ 15,281,206         15,322,082          8,971,871          8,986,235
                                                        ============       ============       ============       ============
Off-balance sheet instruments:
      Caps and floors:
           Written                                      $     (3,123)            (3,123)            (1,099)            (1,099)
           Purchased                                              --                 --                 --                 --
      Swaps                                                       --              7,103                 --              4,642
      Forwards                                                    --               (331)                --               (442)
                                                        ------------       ------------       ------------       ------------
               Total off-balance sheet instruments      $     (3,123)             3,649             (1,099)             3,101
                                                        ============       ============       ============       ============

Financial assets and financial liabilities other than investment securities of the Company are not traded in active markets. The above estimates of fair value require subjective judgments and are approximate. Changes in the following methodologies and assumptions could significantly affect the estimates.

Financial Assets - The estimated fair value approximates the carrying value of cash and due from banks and money market investments. For securities, the fair value is based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or a discounted cash flow model based on established market rates. The fair value of fixed-rate loans is estimated by discounting future cash flows using the London Interbank Offered Rate (LIBOR) yield curve adjusted by a factor which reflects the credit and interest rate risk inherent in the loan. Variable-rate loans reprice with changes in market rates. As such their carrying amounts are deemed to approximate fair value. The fair value of the allowance for loan losses of $205,553,000 and $82,849,000 at December 31, 1998 and 1997,
respectively, is the present value of estimated net charge-offs.

                      ZIONS BANCORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


19.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Financial Liabilities - The estimated fair value of demand and savings deposits, securities sold not yet purchased, and federal funds purchased and security repurchase agreements approximates the carrying value. The fair value of time and foreign deposits is estimated by discounting future cash flows using generally the LIBOR yield curve. Substantially all FHLB advances reprice with changes in market interest rates or have short terms to maturity. The carrying value of such indebtedness is deemed to approximate market value. Other borrowings are not significant. The estimated fair value of the subordinated notes is based on a quoted market price. The remaining long-term debt is not significant.

Off-Balance Sheet Financial Instruments - The fair value of the caps, floors, and swaps reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based upon pricing or valuation models applied to current market information, thereby taking into account the current unrealized gains or losses of open contracts. The carrying amounts include unamortized fees paid or received and deferred gains or losses.

The fair value of commitments to extend credit and letters of credit, based on fees currently charged for similar commitments, is not significant.


20. OPERATING SEGMENT INFORMATION

As of December 31, 1998, the Company adopted Statement No. 131, Financial Reporting for Segments of a Business Enterprise. This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. According to the statement, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


20. OPERATING SEGMENT INFORMATION (continued)

The following is a summary of selected operating segment information for the years ended December 31, 1998, 1997, and 1996 (in thousands):

                                                 Zions
                                                 First                                                               Nevada
                                               National         California         Vectra           National          State
                                               Bank and           Bank &            Bank            Bank of         Bank and
                                              Subsidiaries         Trust           Colorado          Arizona        Subsidiary
                                              ------------      ----------        ----------       ----------       ----------
    1998:
      Net interest income                      $  222,044          112,726            73,447           70,687          50,397
      Provision for loan losses                    23,000          (18,717)            4,588            1,800           1,560
                                               ----------       ----------        ----------        ---------       ---------
      Net interest income after
       provision for loan losses                  199,044          131,443            68,859           68,887          48,837
      Noninterest income                          142,654           14,284            14,844            9,312          15,047
      Merger expense and
       amortization of
       goodwill and core
       deposit intangibles                          2,717           37,363            17,076            1,867           1,490
      Other noninterest expense                   216,405           78,596            57,310           40,131          41,854
                                               ----------       ----------        ----------        ---------       ---------
      Income before income
       taxes and minority
       interest                                   122,576           29,768             9,317           36,201          20,540
      Income taxes                                 35,477           13,360             5,745           14,013           6,881
      Minority interest                                --               --                --               --              --
                                               ----------       ----------        ----------        ---------       ---------
    Net income                                 $   87,099           16,408             3,572           22,188          13,659
                                               ==========       ==========        ==========        =========       =========
     Assets                                    $6,047,071        6,183,044         2,151,029        1,451,866       1,120,703
     Net loans and leases                       3,509,319        4,180,999         1,216,359        1,012,038         550,570
     Deposits                                   3,933,823        5,348,694         1,688,719        1,225,796         929,370
     Shareholders' equity                         383,350          606,195           388,506          116,262          84,976

    1997:
      Net interest income                      $  206,009           11,727            12,980           61,577          37,076
      Provision for loan losses                        --              615               (70)           2,400           1,560
                                               ----------       ----------        ----------        ---------       ---------
      Net interest income after
       provision for loan losses                  206,009           11,112            13,050           59,177          35,516
      Noninterest income                          113,756            1,775             1,668            6,272          11,884
      Merger expense and
       amortization of
       goodwill and core
       deposit intangibles                          1,270            1,511             1,556            1,568             450
      Other noninterest expense                   184,772            5,300             8,928           34,168          31,400
                                               ----------       ----------        ----------        ---------       ---------
      Income before income taxes                  133,723            6,076             4,234           29,713          15,550
      Income taxes                                 45,273            2,756             2,046           11,896           4,863
                                               ----------       ----------        ----------        ---------       ---------
    Net income                                 $   88,450            3,320             2,188           17,817          10,687
                                               ==========       ==========        ==========        =========       =========
     Assets                                    $5,899,333          976,930           501,197        1,351,876         988,010
     Net loans and leases                       2,780,986          493,936           304,270          797,620         488,659
     Deposits                                   3,665,705          776,177           395,341        1,191,774         833,644
     Shareholders' equity                         426,660          184,525            97,070          105,099          86,170

    1996:
      Net interest income                      $  187,900               --                --           50,485          25,694
      Provision for loan losses                        --               --                --            2,300           1,240
                                               ----------       ----------        ----------        ---------       ---------
      Net interest income after
       provision for loan losses                  187,900               --                --           48,185          24,454
      Noninterest income                           93,737               --                --            3,575           8,807
      Merger expense and
       amortization of
       goodwill and core
       deposit intangibles                            502               --                --            1,096             103
      Other noninterest expense                   156,535               --                --           26,284          22,813
                                               ----------       ----------        ----------        ---------       ---------
      Income before income taxes                  124,600               --                --           24,380          10,345
      Income taxes                                 41,460               --                --            9,715           3,094
                                               ----------       ----------        ----------        ---------       ---------
    Net income                                 $   83,140               --                --           14,665           7,251
                                               ==========       ==========        ==========        =========       =========
     Assets                                    $4,862,570               --                --        1,023,915         570,927
     Net loans and leases                       2,476,218               --                --          704,432         268,333
     Deposits                                   3,167,894               --                --          900,432         500,498
     Shareholders' equity                         374,432               --                --          109,304          46,703

                                                  The
                                                Commerce                          Consoli-
                                                 Bank of                          dated
                                                Washington        Other           Company
                                                ----------       --------        ----------
    1998:
      Net interest income                          13,939          (9,420)          533,820
      Provision for loan losses                        78            (400)           11,909
                                                 --------        --------        ----------
      Net interest income after
       provision for loan losses                   13,861          (9,020)          521,911
      Noninterest income                            1,702           2,103           199,946
      Merger expense and
       amortization of
       goodwill and core
       deposit intangibles                          7,702           1,554            69,769
      Other noninterest expense                     7,453          15,179           456,928
                                                 --------        --------        ----------
      Income before income
       taxes and minority
       interest                                       408         (23,650)          195,160
      Income taxes                                    346         (11,144)           64,678
      Minority interest                                --             420               420
                                                 --------        --------        ----------
    Net income                                         62         (12,926)          130,062
                                                 ========        ========        ==========
     Assets                                       337,351        (270,833)       17,020,231
     Net loans and leases                         154,892          12,199        10,636,376
     Deposits                                     221,403         (26,642)       13,321,163
     Shareholders' equity                          23,159        (217,371)        1,385,077

    1997:
      Net interest income                          12,596          (6,291)          335,674
      Provision for loan losses                       300            (175)            4,630
                                                 --------        --------        ----------
      Net interest income after
       provision for loan losses                   12,296          (6,116)          331,044
      Noninterest income                            1,303           4,066           140,724
      Merger expense and
       amortization of
       goodwill and core
       deposit intangibles                             --           1,422             7,777
      Other noninterest expense                     7,059           9,794           281,421
                                                 --------        --------        ----------
      Income before income taxes                    6,540         (13,266)          182,570
      Income taxes                                  2,082          (6,205)           62,711
                                                 --------        --------        ----------
    Net income                                      4,458          (7,061)          119,859
                                                 ========        ========        ==========
     Assets                                       298,478         (72,377)        9,943,447
     Net loans and leases                         153,765           3,315         5,022,551
     Deposits                                     235,771          (8,179)        7,090,233
     Shareholders' equity                          23,890        (120,865)          802,549

    1996:
      Net interest income                          10,106          (3,606)          270,579
      Provision for loan losses                       270              --             3,810
                                                 --------        --------        ----------
      Net interest income after
       provision for loan losses                    9,836          (3,606)          266,769
      Noninterest income                            1,233           4,772           112,124
      Merger expense and
       amortization of
       goodwill and core
       deposit intangibles                             --             599             2,300
      Other noninterest expense                     6,182           6,400           218,214
                                                 --------        --------        ----------
      Income before income taxes                    4,887          (5,833)          158,379
      Income taxes                                  1,545          (2,127)           53,687
                                                 --------        --------        ----------
    Net income                                      3,342          (3,706)          104,692
                                                 ========        ========        ==========
     Assets                                       237,517          27,552         6,722,481
     Net loans and leases                         132,102           3,560         3,584,645
     Deposits                                     185,740         (16,807)        4,737,757
     Shareholders' equity                          20,300         (22,987)          527,752


                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


21. QUARTERLY FINANCIAL INFORMATION  (UNAUDITED)

Financial information by quarter for the three years ended December 31, 1998, is as follows (in thousands, except per share amounts):

                                                                                      Income
                                                                                      before                   Diluted
                                                                                      income                     net
                                                                                       taxes                   income
                               Gross      Net        Non-      Provision    Non-        and                     per
                             interest   interest    interest   for loan   interest    minority      Net        common
                              income     income      income     losses    expense     interest    income       share
                             ---------  ---------   --------   ---------  ---------   ---------   --------   ----------
    1998:
      First quarter       $   205,893    110,179      44,039      3,285     99,846      51,087      35,030     0.48
      Second quarter          217,651    120,495      47,752      3,264    119,696      45,287      30,900     0.41
      Third quarter           233,348    129,580      49,607      2,485    118,473      58,229      37,311     0.47
      Fourth quarter          307,090    173,566      58,548      2,875    188,682      40,557      26,821     0.34
                          -----------    -------     -------      -----    -------     -------     -------
                          $   963,982    533,820     199,946     11,909    526,697     195,160     130,062     1.70
                          ===========    =======     =======      =====    =======     =======     =======
    1997:
      First quarter       $   141,253     70,453      32,043      1,065     59,369      42,062      27,619     0.45
      Second quarter          160,353     79,158      32,383        895     65,801      44,845      29,057     0.47
      Third quarter           168,497     85,015      36,829      1,170     73,915      46,759      30,700     0.49
      Fourth quarter          191,266    101,048      39,469      1,500     90,113      48,904      32,483     0.47
                          -----------    -------     -------      -----    -------     -------     -------
                          $   661,369    335,674     140,724      4,630    289,198     182,570     119,859     1.91
                          ===========    =======     =======      =====    =======     =======     =======

                      ZIONS BANCORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


22. RESTATEMENT

As a result of a recent interpretation by the Securities and Exchange Commission Staff regarding the treatment of share repurchases under Staff Accounting Bulletin 96, the Company has decided to restate the presentation of 8 of 13 business combinations, consummated during 1998 and 1997, as purchases rather than as poolings of interests as previously reported.

As a result of the foregoing, the Company's 1996, 1997, and 1998 consolidated financial statements have been restated from amounts previously reported. The principal effects of the restatement on the accompanying consolidated financial statements are set forth below:

 (In thousands, except per share amounts)                                             Condensed
                                                                             Consolidated Balance Sheets
                                                                   -----------------------------------------------
                                                                                 As of December 31,
                                                                            1998                    1997
                                                                   ----------------------  -----------------------
                                                                               As previ-                 As previ-
                                                                                 ously                    ously
 ASSETS                                                          As restated    reported   As restated   reported
                                                                -------------  ----------  -----------  ----------
 Cash and due from banks                                        $    864,446     864,446     643,493       710,171
 Money market investments                                            612,205     612,205     853,503       853,518
 Investment securities                                             3,681,090   3,680,339   2,799,102     3,090,509
 Loans, net                                                        10,430,823  10,427,939  4,939,702     5,577,331
 Premises and equipment, net                                         231,847     231,066     137,030       155,648
 Goodwill and core deposit intangibles                               663,606     271,578     294,925       174,433
 Other real estate owned                                               5,270       5,270       3,371         5,738
 Other assets                                                        530,944     556,078     272,321       301,856
                                                                -------------  ----------  ---------    ----------
                                                                $  17,020,231  16,648,921  9,943,447    10,869,204
                                                                =============  ==========  =========    ==========

 LIABILITIES AND SHAREHOLDERS' EQUITY

 Deposits                                                       $  13,321,163  13,321,163  7,090,233    7,956,234
 Securities sold, not yet purchased                                   29,702      29,702      45,067       45,067
 Federal funds purchased                                             337,283     337,283     294,109      350,109
 Security repurchase agreements                                      932,560     932,560   1,013,332    1,042,156
 Accrued liabilities                                                 319,278     319,278     169,027      173,331
 Commercial paper                                                     49,217      49,217          --           --
 Federal Home Loan Bank advances and other borrowings                157,546     157,546     270,564      279,614
 Long-term debt                                                      453,735     453,735     258,566      280,641
                                                                -------------  ----------  ---------    ----------
        Total liabilities                                          15,600,484  15,600,484  9,140,898    10,127,152
                                                                -------------  ----------  ---------    ----------
 Minority interest                                                    34,670      34,781          --           --
 Shareholders' equity:
    Common stock                                                     752,845     324,099     270,359      190,039
    Accumulated other comprehensive income (loss)                     (4,432)     (4,280)      3,077        1,902
    Retained earnings                                                636,664     693,837     529,113      550,111
                                                                -------------  ----------  ---------    ----------
        Total stockholders' equity                                 1,385,077   1,013,656     802,549      742,052
                                                                -------------  ----------  ---------    ----------
                                                                $  17,020,231  16,648,921  9,943,447    10,869,204
                                                                =============  ==========  =========    ==========

                      ZIONS BANCORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


22. RESTATEMENT (continued)

(In thousands, except per share amounts)                                          Condensed
                                                                      Consolidated Statements of Income
                                             -----------------------------------------------------------------------------
                                                                        Years ended December 31,
                                                     1998                           1997                    1996
                                             ---------------------        -----------------------    ---------------------
                                                             As                            As                        As
                                               As         previously          As        previously      As        previously
                                             restated     reported         restated     reported      restated    reported
                                             --------     --------         --------     --------      --------    --------
 Interest income                             $963,982       976,044         661,369      779,531      494,507      594,740
 Interest expense                             430,162       432,281         325,695      367,000      223,928      257,015
                                             --------      --------        --------     --------     --------     --------
   Net interest income                        533,820       543,763         335,674      412,531      270,579      337,725
Provision for loan losses                      11,909        12,179           4,630        7,758        3,810        6,526
                                             --------      --------        --------     --------     --------     --------
  Net interest income after
     provision for loan losses                521,911       531,584         331,044      404,773      266,769      331,199
Noninterest income                            199,946       200,713         140,724      146,374      112,124      122,007
Noninterest expense                           526,697       514,057         289,198      344,629      220,514      273,124
                                             --------      --------        --------     --------     --------     --------
 Income before income taxes and
     minority interest                        195,160       218,240         182,570      206,518      158,379      180,082
 Income taxes                                  64,678        70,862          62,711       72,218       53,687       59,664
                                             --------      --------        --------     --------     --------     --------
    Net income before minority interest       130,482       147,378         119,859      134,300      104,692      120,418
 Minority interest                                420           531            --           --           --           --
                                             --------      --------        --------     --------     --------     --------
    Net income                               $130,062       146,847         119,859      134,300      104,692      120,418
                                             ========      ========        ========     ========     ========     ========

 Net income per common share:
       Basic                                 $   1.72          1.93            1.93         1.88         1.74         1.69
       Diluted                               $   1.70          1.91            1.91         1.84         1.72         1.66

                      ZIONS BANCORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


                              ZIONS BANCORPORATION
                            Condensed Balance Sheets
                           December 31, 1998 and 1997
                                 (In thousands)


23. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of Zions Bancorporation (parent only) follows:


                                                               1998                1997
                                                           -----------         -----------
ASSETS
   Cash and due from banks                                 $       155               1,370
   Interest-bearing deposits                                    19,637               2,241
   Investment securities                                         9,950              10,494
 Loans and lease financing receivables                          14,797               1,680
   Loans and advances to subsidiaries:
      Commercial banks and bank holding company                110,000                --
      Other                                                      2,865               2,945
   Investments in subsidiaries:
      Commercial banks and bank holding company              1,567,946             933,756
      Other                                                     25,711               5,828
   Other assets                                                 32,737              19,170
                                                           -----------         -----------
                                                           $ 1,783,798             977,484
                                                           ===========         ===========
   LIABILITIES AND SHAREHOLDERS' EQUITY
   Accrued liabilities                                     $    36,731              23,203
   Commercial paper and other short-term borrowings            111,217              44,000
   Borrowings over one year                                       --                50,000
   Subordinated debt to subsidiaries                            23,773               7,732
   Long-term debt                                              227,000              50,000
                                                           -----------         -----------
        Total liabilities                                      398,721             174,935
                                                           -----------         -----------
   Shareholders' equity:
      Common stock                                             752,845             270,359
      Accumulated other comprehensive income (loss)             (4,432)              3,077
      Retained earnings                                        636,664             529,113
                                                           -----------         -----------
        Total shareholders' equity                           1,385,077             802,549
                                                           -----------         -----------
                                                           $ 1,783,798             977,484
                                                           ===========         ===========

                      ZIONS BANCORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


                              ZIONS BANCORPORATION
                         Condensed Statements of Income
                 Years ended December 31, 1998, 1997, and 1996
                                 (In thousands)


23. PARENT COMPANY FINANCIAL INFORMATION (continued)


                                                                                    1998              1997              1996
                                                                                 ---------         ---------         ---------
Interest income - interest and fees on loans and securities                      $   7,023               932               890
Interest expense - interest on borrowed funds                                       17,307             6,674             4,769
                                                                                 ---------         ---------         ---------
      Net interest loss                                                            (10,284)           (5,742)           (3,879)
  Provision for loan losses                                                           --                --                --
      Net interest income after provision for loan losses                          (10,284)           (5,742)           (3,879)
                                                                                 ---------         ---------         ---------
  Other income:
   Dividends from consolidated subsidiaries:
     Commercial banks and bank holding company                                     210,890            98,234            44,970
     Other                                                                           1,430               500             1,000
   Other income                                                                      7,064             5,381             3,990
                                                                                 ---------         ---------         ---------
      Total other income                                                           219,384           104,115            49,960
                                                                                 ---------         ---------         ---------
  Expenses:
   Salaries and employee benefits                                                    5,449             7,768             6,472
   Other operating expenses                                                          8,367             4,041             1,754
                                                                                 ---------         ---------         ---------
      Total expenses                                                                13,816            11,809             8,226
                                                                                 ---------         ---------         ---------
Income before income tax benefit and undistributed income of subsidiaries          195,284            86,564            37,855
Income tax benefit                                                                   8,254             5,654            (2,762)
                                                                                 ---------         ---------         ---------
Income before equity in undistributed income of consolidated subsidiaries          203,538            92,218            40,617
                                                                                 ---------         ---------         ---------
Equity in undistributed income (losses) of subsidiaries:
     Commercial banks and bank holding company                                     (68,704)           27,992            63,449
     Other                                                                          (4,772)             (351)              626
                                                                                 ---------         ---------         ---------
                                                                                   (73,476)           27,641            64,075
                                                                                 ---------         ---------         ---------
      Net income                                                                 $ 130,062           119,859           104,692
                                                                                 =========         =========         =========

                      ZIONS BANCORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements


                              ZIONS BANCORPORATION

                       Condensed Statements of Cash Flows

                 Years ended December 31, 1998, 1997, and 1996
                                 (In thousands)



23. PARENT COMPANY FINANCIAL INFORMATION (continued)


                                                                             1998              1997              1996
                                                                           ---------         ---------         ---------
Cash flows from operating activities:
   Net income                                                              $ 130,062           119,859           104,692
   Adjustments to reconcile net income to net cash provided by operating activities:
     Undistributed net (income) losses of consolidated subsidiaries           73,476           (27,641)          (64,075)
     Depreciation of premises and equipment                                      160               161               440
     Amortization of intangibles                                                 644               644               599
     Other                                                                    16,304            (7,530)            9,992
                                                                           ---------         ---------         ---------

       Net cash provided by operating activities                             220,646            85,493            51,648
                                                                           ---------         ---------         ---------

Cash flows from investing activities:
    Net (increase) decrease in interest-bearing deposits                     (17,396)            1,287            12,975
    Collection of advances to subsidiaries                                     8,054             1,911               986
    Advances to subsidiaries                                                (118,261)           (4,226)           (1,745)
    Increase of investment in subsidiaries                                  (335,340)          (31,430)              (30)
    Purchases of other assets                                                   --                --             (12,000)
    Other                                                                    (18,344)           (1,354)             (961)
                                                                           ---------         ---------         ---------

       Net cash used in investing activities                                (481,287)          (33,812)             (775)
                                                                           ---------         ---------         ---------

Cash flows from financing activities:
    Net change in commercial paper and other borrowings
         under one year                                                       38,167            44,000              --
    Proceeds from borrowings over one year                                      --              50,000              --
    Payments on borrowings over one year                                     (25,000)             --                --
    Proceeds from issuance of long-term debt                                 177,267               232              --
    Payments on long-term debt                                                (2,000)               (5)           (4,715)
    Proceeds from issuance of common stock                                   139,333             3,754             2,965
    Payments to redeem common and preferred stock                            (26,741)         (121,389)          (25,148)
    Dividends paid                                                           (41,600)          (28,999)          (24,997)
                                                                           ---------         ---------         ---------

      Net cash provided by (used in) financing activities                    259,426           (52,407)          (51,895)
                                                                           ---------         ---------         ---------

Net decrease in cash and due from banks                                       (1,215)             (726)           (1,022)

Cash and due from banks at beginning of year                                   1,370             2,096             3,118
                                                                           ---------         ---------         ---------

Cash and due from banks at end of year                                     $     155             1,370             2,096
                                                                           =========         =========         =========

The parent company paid interest of $16,427,000, $8,287,000, and $5,856,000 for the years ended December 31, 1998, 1997, and 1996, respectively.