Form 10-K/A, Exhibit 13
period 1998-12-31
ZIONS BANCORPORATION /UT/
filed 2000-02-16
CIK 109380

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

MANAGEMENT'S COMMENTS

PERFORMANCE SUMMARY


Zions Bancorporation reported record earnings of $130.0 million or $1.70 per share in 1998. Net income increased 8.5% over the $119.9 million earned in 1997 and 14.5% over the $104.7 million earned in 1996. On a diluted net income per share basis, per share earned decreased 11.0% from $1.91 in 1997 to 1.70 in 1998. Per share earnings increased 1.72 to 1.91, an 11.0% increase, from 1996 to 1997. Dividends per share were $.54 per share in 1998, an increase of 14.9% over $.47 in 1997, which were up 10.6% from $.425 in 1996. Financial results have been restated for prior periods to reflect the acquisition of The Commerce Bancorporation during 1998, which was accounted for as a pooling of interests and considered significant. The acquisitions of Vectra Banking Corporation, FP Bancorp, Inc., and The Sumitomo Bank of California were accounted for as purchases. The results of operations for Vectra Banking Corporation and FP Bancorp, Inc., are for accounting convenience, included from effective dates of acquisition, January 1, 1998 and April 1, 1998 respectively, resulting in immaterial differences to results of operations. Results of operations for Sumitomo Bank of California are included from October 1, 1998, actual date of acquisition. Therefore, results of operations for 1998 can not be compared directly with prior periods.


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