Form 10-K, Exhibit 13
period 2000-12-31
ZIONS BANCORPORATION /UT/
filed 2001-04-02
CIK 109380

FINANCIAL HIGHLIGHTS
                                                          00/99
FOR THE YEAR (in millions)                                Change      2000         1999         1998         1997          1996
                                                          ------     ------       ------       ------       ------        ------
Net income ........................................        -17%       161.7        194.1        143.4        131.4        112.8
Operating cash earnings(1) ........................        +16%       281.4        242.8        194.4        138.3        115.0

PER SHARE
Net income (diluted) ..............................        -18%        1.86         2.26         1.75         1.92         1.69
Net income (basic) ................................        -18%        1.87         2.29         1.77         1.95         1.71
Operating cash earnings (diluted)(1) ..............        +14%        3.23         2.83         2.37         2.03         1.73
Dividends declared ................................        +24%         .89          .72          .54          .47          .43
Book value(2) .....................................         +5%       20.42        19.39        17.39        12.50         9.00
Market price - end ................................                   62.44        59.19        62.38        45.38        26.00
Market price - high ...............................                   62.75        75.88        62.38        46.00        26.00
Market price - low ................................                   36.44        49.00        38.38        25.69        16.69

AT YEAR END
Assets ............................................         +8%      21,939       20,281       18,050       10,794        7,353
Loans and leases ..................................        +12%      14,378       12,791       11,219        5,463        3,942
Loans sold being serviced(3) ......................        +40%       1,750        1,252        1,040        1,050          868
Deposits ..........................................         +7%      15,070       14,062       14,221        7,830        5,301
Shareholders' equity ..............................         +7%       1,779        1,660        1,453          857          569

PERFORMANCE RATIOS
Return on average assets ..........................                     .74%         .97%        1.00%        1.35%        1.58%
Return on average common equity ...................                    9.65%       12.42%       10.98%       19.40%       21.54%
Efficiency ratio ..................................                   64.91%       66.55%       70.10%       59.33%       56.50%
Net interest margin ...............................                    4.27%        4.31%        4.56%        4.29%        4.69%

OPERATING CASH PERFORMANCE RATIOS(1)
Return on average assets ..........................                    1.34%        1.26%        1.41%        1.45%        1.62%
Return on average equity ..........................                   27.40%       26.77%       26.56%       25.40%       23.36%
Efficiency ratio ..................................                   57.46%       60.33%       61.32%       57.99%       55.96%

CAPITAL RATIOS(2)
Equity to assets ..................................                    8.11%        8.18%        8.05%        7.94%        7.73%
Tier 1 leverage ...................................                    6.38%        6.16%        5.91%        6.92%        8.91%
Tier 1 risk-based capital .........................                    8.53%        8.64%        8.40%       11.96%       14.36%
Total risk-based capital ..........................                   10.83%       11.29%       11.34%       13.85%       16.71%

SELECTED INFORMATION
Average common-equivalent shares (in thousands)                      87,120       85,695       81,918       68,258       66,547
Common dividend payout ratio ......................                  34.65%(4)     29.33%      28.40%       22.10%       22.20%
Full-time equivalent employees ....................                   6,915        6,833        7,099        4,652        3,327
Commercial banking offices ........................                     373          362          345          241          153
ATMs ..............................................                     509          484          476          495          337

(1) Before amortization of goodwill and core deposit intangible assets and merger charges.
(2)  At year end.
(3) Amount represents the outstanding balance of loans sold and being serviced by the Company, excluding long-term first mortgage residential real-estate loans.
(4)  Before impairment loss on First Security Corporation common stock.

               [GRAPHIC OF "UNCLE SAM" ANTIQUE BANK APPEARS HERE]

UNCLE SAM
Designer:         C G. SHEPARD AND PETER ADAMS
Manufacturer:     SHEPARD HARDWARE CO., BUFFALO, NY
Patented:         1886
Original price:   $0.50
Current Value:    $4,000

Instructions: Place a coin in Uncle Sam's extended hand and press the lever. Watch as Uncle Sam's jaw swings open as if he were talking. The carpetbag pops open and Uncle Sam simultaneously lowers his hand, depositing the coin.

ZIONS BANCORPORATION

QUICK FACTS

Assets at Year End:                     $21.9 billion
Deposits at Year End:                   $15.1 billion
TOTAL Offices:                            374
TOTAL New Branches in 2000:                10
Total ATMs:                               509
TOTAL BANKS ACQUIRED in 2000:               1 (+3 ANNOUNCED FOR 2001)
Full-Time Employees:                    6,915


A COLLECTION OF GREAT BANKS

In 1886, "Uncle Sam" mechanical banks were sold for $6 a dozen. Back then, the bank was merely a novelty. Its cleverness was designed to engender thrift in American youth, to reward a child's modest investment with a unique action.

Things have changed since then. If you'd like to invest in an Uncle Sam bank today, it will cost you $4,000. In fact, the value of mechanical banks has increased so much, it's rare to find someone who can assemble a quality collection. "I have about ten banks in my collection," says Dan Morphy, mechanical bank collector and owner of Adamstown Antique Gallery in Denver, Pennsylvania. "And since I only collect banks in good condition, that's quite a few."

But Morphy understands the value of a collection of great banks. Of course, Zions Bancorporation has understood that for quite some time, which is why Zions has carefully selected banks over the past decade that enhance the overall value of its franchise. Now that collection includes six banks and several subsidiary companies, almost 7,000 employees, and more than 370 banking offices spread across eight western states.

Zions philosophy of "collection" is a rare one in today's market. By contrast, most of Zions' competitors acquire banks to, in essence, melt them down and cast them in their own image.

By doing so, they also destroy the cultural and community associations which create a good portion of the banks' value.

Much of Uncle Sam's value is tied to both its history and uniqueness. The same holds true for Zions' subsidiary banks, which is why Zions maintains their identities and regional flavors. As far as the customer is concerned, these banks stay essentially the same--same employees, same management. But behind the scenes, each bank enjoys the efficiencies of merged back-room operations, as well as a depth of resources and talent typically unavailable to small community banks.

Zions employs a management model that lets employees who are familiar with a client's needs make the decisions regarding that client's relationship. This "local decision making" model helps ensure that clients receive the services they truly need.

Under this unique philosophy, Zions Bancorporation has become one of the nation's premier financial services companies, with locations in some of the country's best growth markets. In fact, Forbes magazine recently named Zions one of America's best big companies.

Zions has also received notice for its technological focus. In 2000, Zions introduced several new Internet-related products. For online banking customers, MyAlerts(TM) provides a customizable service that sends encrypted e-mail notification about account information. Zions also introduced customers to online safe deposit boxes, allowing them to securely store digital documents online. And GovRate.com(TM) now offers customers real-time, electronically executable U.S. Government securities quotes from Zions Bank Capital Markets.

But of all the technological innovations Zions introduced in 2000, the most significant may be TrustID(R) digital certificates. Developed by Zions' affiliate, Digital Signature Trust Co., in partnership with the American Bankers Association, TrustID promises to infuse Internet transactions with a higher level of trust than was ever possible before. The results could revolutionize the way people conduct business online.

The value of Zions' collection will continue to rise as customers enjoy the benefits of local decision making, quality service, innovative banking products, and greater technological conveniences. It's as certain as the rising value of antique mechanical banks--which, by the way, is accelerating, thanks to online auctions. And who keeps driving up the market value? Dan Morphy is kind enough to reveal the identity of these new collectors.

"It's bankers."




                      [RETURN ON EQUITY GRAPH APPEARS HERE]

RETURN ON EQUITY (IN PERCENT)

Year          91     92     93     94     95     96     97     98     99     00
             ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Cash Basis   15.3   20.0   21.9   19.4   22.1   23.4   25.4   26.6   26.8   27.4
Reported     14.6   18.8   20.3   17.9   20.5   21.5   19.4   11.0   12.4    9.7


                 [DILUTED EARNINGS PER SHARE GRAPH APPEARS HERE]


DILUTED EARNINGS PER SHARE (IN DOLLARS)

Year            91    92    93     94     95     96     97     98     99     00
               ----  ----  ----   ----   ----   ----   ----   ----   ----   ----
Cash Basis      .57   .87  1.01   1.12   1.46   1.73   2.03   2.37   2.83   3.23
Reported        .56   .86   .99   1.09   1.42   1.69   1.92   1.75   2.26   1.86

TO OUR SHAREHOLDERS,

Zions Bancorporation's performance during 2000 demonstrated the tremendous strength of our franchise, the resilience and professionalism of our people, and the soundness of our banking philosophy and operating strategy.

After spending ten months engaged in detailed preparations for the merger of First Security Corporation with Zions, shareholders voted the deal down on the last day of the first quarter, following an announcement by First Security that their first quarter earnings would fall materially short of expectations. Although the pending transaction had been the focus of much of our senior management team's efforts for the prior three quarters, and the source of uncertainty for many of our employees and customers due to planned branch divestitures, branch and department consolidations, and systems conversions, our employees and officers were simply incredible in their determination to put the distractions of the failed merger behind them and move forward to complete a year of record performance.

FINANCIAL RESULTS

Zions Bancorporation's operating cash earnings (which excludes merger expenses, amortization of goodwill and core deposit intangible assets, and impairment losses on the company's holdings of First Security Corporation common stock) were $281.4 million or $3.23 per diluted share, an increase of 15.9% and 14.1%, respectively, over the $242.8 million or $2.83 per share earned in 1999. Net income was $161.7 million or $1.86 per diluted share, down 16.7% and 17.7% from $194.1 million or $2.26 per share in 1999. Included in net income are $45.5 million in merger expenses, primarily related to the failed First Security transaction, $37.2 million amortization of goodwill and core deposit intangible assets, and a $96.9 million impairment loss on First Security Corporation stock.

The company's cash return on tangible common equity remained strong at 27.4%, as compared to 26.8% in 1999. The cash "efficiency ratio," or operating costs as a percentage of revenues, was 57.5% in 2000, an improvement from 60.3% in 1999.

Total dividends per share rose 23.6% to $.89 in 2000 from $.72 in 1999. The company adjusted its quarterly dividend to $.29 subsequent to the announcement of the First Security transaction in 1999 in order to bring the two companies' dividends into conformance. Upon the dissolution of the transaction, the quarterly dividend was adjusted to $.20, a 42.9% increase over the dividend level prevailing in the first half of 1999. Zions Bancorporation has traditionally maintained a conservative dividend payout in order to provide capital funds for the strong earning asset growth experienced in recent years.

Zions experienced strong loan growth in 2000, as average loans and leases outstanding rose 15.5% to $13.6 billion from $11.8 billion the previous year. Average deposits rose a modest 3.5% to $14.6 billion from $14.1 billion in 1999. The company's net interest margin was 4.27%, down slightly from 4.31% in 1999.

Credit quality remained strong, as nonperforming assets decreased 5.4% to $70.5 million from $74.6 million in 1999. Nonperforming assets as a percentage of net loans, leases and other real estate owned decreased to .49% from .58% a year ago. Net charge-offs as a percentage of average outstanding loans and leases were .31%, up from .25% in 1999.

BUILDING THE BUSINESS

Zions continued its pattern of expansion through the acquisition of quality community banking franchises during 2000. County Bank, headquartered in Prescott, Arizona, was acquired in July, adding approximately $240 million in assets to National Bank of Arizona's resources and providing a strong presence in fast-growing north central

Arizona. Three other transactions were announced during the year, as follows:

o Draper Bancorp, with approximately $250 million in assets and locations in the south Salt Lake Valley and in Park City, Utah. This transaction was completed in the first quarter of 2001, and the bank was merged with Zions First National Bank.

o Eldorado Bancshares, Inc., with assets of approximately $1.3 billion and locations throughout southern California and in Sacramento. This transaction, which was announced in the fourth quarter of 2000, is expected to be completed in the first quarter of 2001. The bank will be merged into California Bank & Trust.

o Arizona branches of Pacific Century Financial Corporation, with approximately $400 million in deposits and $225 million in loans. This transaction, announced in the fourth quarter, will further strengthen National Bank of Arizona's franchise in Maricopa County and in Yuma. It is expected that the transaction will be completed in the second quarter of 2001.

Zions continued its efforts to streamline the management of certain of its business lines during 2000. The company has developed a "Centers of Excellence" approach to the delivery of certain services requiring a heightened degree of sophistication and oversight. Under this program, functional leadership is provided from one of the company's banking subsidiaries or centralized support entities for the delivery of services across the entire corporation. Products and services such as Cash Management, Employee Benefit Trust, Trust Operations, International Banking, SBA Operations, Call Centers, and Internet Banking were the subjects of reorganization under this program during the past year.

Management team reorganizations were undertaken at Nevada State Bank and at Vectra Bank Colorado. William Martin, formerly CEO of Pioneer Bancorporation, assumed the CEO position at Nevada State Bank. Bruce Alexander, formerly head of the Denver Urban Renewal Agency, took over the leadership of Vectra Bank Colorado. Both are talented bankers and leaders capable of building strong franchises in these markets.

ELECTRONIC COMMERCE

Zions remains recognized as a leader in providing trust solutions to the world of online commerce. Our Digital Signature Trust Co. ("DST") subsidiary won important contracts during the year, particularly in the federal government arena. In June, President Clinton signed into law--using a digital certificate provided by DST--the Electronic Signatures in Global and National Commerce Act, paving the way for the use of digital signatures and other electronic technologies to provide a legal substitute for written signatures in online commerce.

DST became the first vendor certified as operationally prepared to offer digital certificate services to the federal government under the General Services Administration's Access Certificates for Electronic Services ("ACES") program. DST has, to date, won the largest share of the contracts awarded under the ACES program, including contracts with the Environmental Protection Agency, the Federal Emergency Management Agency, the Department of Veterans Affairs, and a major contract with the Social Security Administration to implement online wage and tax reporting for the nation's employers. DST also won contracts from the states of Washington and Utah for state government initiatives and, in the private sector, DST was selected by VISA(R) as a provider of certificate services for the VISA Access smart card program.

Together with the American Bankers Association, DST has introduced the TrustID(R) certificate, an inter-operable online identification and encryption product which is available to banks throughout the nation.

Zions partnered with NetVoyage Corporation to develop and introduce online safe deposit boxes to our customers. We expect to participate in filling a growing need for online data storage, and believe that banks, with their heritage of trust and regulatory oversight, are well suited as long-term repositories for our customers' electronic files.

OUR FUTURE GROWTH

We continue to see numerous opportunities for growth in the West. Each of the eight states in which Zions Bancorporation has its primary operations is among the top third of the states in expected population growth over the next two decades as projected by the U.S. Census Bureau. We have strong management teams in place in each of the markets we serve, and we believe the company is capable of not only keeping pace with the growth in these extraordinary markets, but also of gaining market share as a result of our relatively unique organizational structure, which has been proven to be appealing to our customers and our employees, as well as to many of the community banks which we have acquired in recent years.

Zions Bancorporation's "Collection of Great Banks" represents an approach to the financial services business that emphasizes local responsiveness and responsibility. Our decision makers are close to the customers and the communities we serve. Our employees are associated with locally chartered and managed banking institutions, creating a greater sense of "ownership" in their franchises. We believe this sets us apart in an industry increasingly characterized by large, monolithic institutions with little local identity or authority.

The economy in the West has continued to remain relatively strong, despite the slowdown in the "dot-com" sector and disruptions in California's power supply. Recent concerns about energy availability in the West and throughout the nation also contain the promise of opportunity: this region of the country contains an abundance of energy resources waiting to be tapped. The capital investment necessary to provide the nation's energy infrastructure with additional capacity can be expected to include substantial expenditures on resource development in the West. We nevertheless remain alert to the possibility of a slowing economy in the West, are cautious in our approach to underwriting, and hopeful that recent interest rate cuts and the prospect of significant tax relief will provide the foundation for continued strong growth over the next several quarters.

We look forward to the challenges of continuing to build the premier locally oriented banking organization in the western United States. We appreciate your loyal support.

Respectfully,


/s/ Harris H. Simmons
Harris H. Simmons
President and Chief Executive Officer

/s/Roy W. Simmons
Roy W. Simmons
Chairman


February 9, 2001

               [GRAPHIC OF "MILKING COW" ANTIQUE BANK APPEARS HERE]


MILKING COW
Designer:         Charles Bailey
Manufacturer:     J. and E. Stevens Company, Cromwell, CT
Patented:         Circa 1888
Original Value:   $0.71
Current Value:    $9,500



Instructions: Place a coin in the slot on the cow's back, then press the flower-shaped lever. The cow flips her tail while kicking over the milking boy, knocking his hands into the air and spilling the bucket on his face.

ZIONS BANK

As far as collectors are concerned, the "Milking Cow" bank is a classic--practically a standard--among mechanical banks. Its sophisticated action, remarkable workmanship, and nostalgic quality make it highly collectible. Although it has been reproduced several times, any true collector recognizes that the value of the original can never be duplicated. Nor can the value of Zions Bank. Founded by Mormon pioneers in 1873, there is an element of nostalgia about the bank. But in terms of modern banking, Zions is hardly nostalgic. Through its subsidiary, Digital Signature Trust Co., Zions continues to pioneer digital identity authentication. In addition, Zions continues to offer customers ever more sophisticated banking services and technology, including MyAlerts.(TM) Products like this have made Zions Bank both highly collectible and frequently imitated. But in the end, nothing matches the value of the original. Just ask any bank collector.

SELECTED HIGHLIGHTS

LOCAL AUTHORITY In Utah, Zions Bank stands alone as the only locally headquartered financial institution with a statewide network of branches.

DIGITAL SIGNATURE TRUST DST was the first bank subsidiary to receive approval from the Office of the Comptroller of the Currency to verify digital signatures, and Zions was the first bank in the country to offer TrustID(R) digital certificates to customers.

MYALERTS Customers are able to have personal account information, such as account balances, e-mailed to them.

"SELF-ENTRY" SAFE DEPOSIT BOX Zions installed the first-ever "self-entry" safe deposit box system in its marketplace. A fingerprint reader, coupled with a personal identification number, allows bank customers to access their safe deposit boxes at their convenience.

ONLINE SAFE DEPOSIT BOX Customers can encrypt important documents, such as wills or financial records, and securely upload them into an online safe deposit box.

7 AM to 7 PM DRIVE-UP BANKING In an effort to offer more convenience, Zions extended drive-up banking hours at thirteen branch locations to twelve hours per day--7 AM to 7 PM.

SBA LENDING Zions Bank was ranked as the number one provider of U.S. Small Business Administration (SBA) government guaranteed loans in Utah and number two in Idaho for the SBA's fiscal year 2000.

ACQUISITIONS Zions announced the acquisition of Draper Bank, a $250 million community bank headquartered in the southern part of the Salt Lake Valley. The acquisition was completed on January 26, 2001.

QUICK FACTS

Market Share of bank Deposits (UTAH/IDAHO):            18%/2%
State Rank by bank Deposits (UTAH/IDAHO):             2nd/9th
Assets at Year End:                              $8.1 billion
Deposits at Year End:                            $4.2 billion
Domestic Offices:                                         142
In-Store Offices:                                          49
New Branches in 2000:                                       3
ATMs:                                                     211
Acquisitions:                 Draper Bank (completed 1/26/01)
Full-Time Employees:                                    1,909

DEAR SHAREHOLDER,

In 1873, Zions First National Bank was founded by the pioneer settlers of the Utah territory on the principle of service to its customers and its communities. Today, this same pioneering spirit continues to guide us as we explore and implement new technologies that will make banking easier, more convenient, and safer for our clients.

MAINTAINING OUR CORE MISSION

As the bank prepares to move into its 129th year, we continue to hold true to our core mission of assisting in the economic growth of our clients by ensuring safety for their funds, offering quality products that meet their needs, providing personalized service and competitive pricing, providing convenient access to funds and account information, and demonstrating an uncompromising commitment to the communities we serve. We take our role in the economy, and in each community we serve, very seriously. Our business is built on the trust established with our clients over decades. Maintaining that trust is no small matter to us.

Today, Zions Bank is a strong, diversified franchise and is well situated to benefit from market disruptions created by mergers and acquisitions affecting some of the largest banking enterprises in our marketplace. Through a strategy of decentralized decision making, community bank responsiveness, and consolidated operational and administration functions, coupled with an ability to offer the resources and product array available only through a major regional banking enterprise, Zions Bank expects to see continued growth in 2001.

GREATER RESOURCES AND CONVENIENCES

Loan growth in all sectors--consumer, construction, real estate, and small business--was exceptional in 2000, growing at a rate of 19.6 percent. Credit quality remained strong. But deposit growth was slower, as there was intense competition for core deposits during the year.

With a focus on offering greater convenience for our customers, Zions Bank continued to grow its branch network in 2000, adding a new branch in West Valley City, Utah, and two offices in Ammon and Pocatello, Idaho. Additionally, in November, Zions Bank announced an agreement to acquire Draper Bank, a $250 million community bank headquartered in the southern part of the Salt Lake Valley. (The Draper Bank acquisition was completed on January 26, 2001.) The addition of four former Draper Bank offices, combined with the new branches, brings Zions Bank's domestic branch total to 146, with 125 branches in Utah and 21 in Idaho. And, in Utah, Zions Bank stands alone as the only locally headquartered financial institution with a statewide network of branches.

Of the 146 branches in the Zions Bank branch network, 49 are located inside grocery stores. These offices not only provide customers with the convenience of banking where they shop, they also provide extended evening and weekend hours.

In response to requests from customers for the convenience of drive-up banking during the hours before and after work, Zions Bank recently extended the drive-up banking hours from 7 AM to 7 PM at thirteen of its branch locations located along significant traffic routes.

LEADER IN SBA LENDING, GOVERNMENT SECURITIES, AND TECHNOLOGY

2000 was also a year of firsts for Zions Bank. Zions ranked as the number one provider of U.S. Small Business Administration (SBA) government guaranteed loans in Utah, and number two in Idaho for the SBA's fiscal year 2000. Zions also topped the list in providing SBA loans to minority- and women-owned businesses in Utah.

Zions is the only primary government securities dealer headquartered west of the Mississippi. And Zions Bank Capital Markets group established itself this year as a leading dealer on the Bloomberg Bondtrader(R) electronic bond trading system.

Zions Bank continued to excel in 2000 as a leader in the use of technology to offer greater convenience to customers. On the heels of President Clinton's signing of the "E-SIGN Bill" into law in June, Zions Bank was the first bank in the country to offer TrustID(R) digital certificates to its customers through a program sponsored by the American Bankers Association. Utilizing the digital certificate technology, Zions Bank introduced two innovative services for customers. With MyAlerts,(TM) customers can receive personal data regarding their account in an encrypted form via e-mail, and the customers determine what information they receive and how often they receive it. Zions Bank also introduced its customers to the secure, online storage of important documents. Using a personal digital certificate, customers are able to encrypt important documents (e.g. wills, financial records, images, etc.) and securely place them into an online safe deposit box. Documents can be uploaded and retrieved at any time, providing a convenient way to store and back up sensitive information.

In keeping with our goal of giving clients increased access to information on their accounts and greater convenience in dealing with the bank, Zions Bank added a variety of enhancements to its Internet Banking site at www.zionsbank.com. Zions Bank's Internet Banking customers are able to access account information, transfer funds, pay bills, get insurance quotes, apply for an insurance policy, order foreign currency, and apply for consumer loans and credit cards from the convenience of their own homes or offices. Mortgage rate monitoring, mortgage loan tracking, online stock trading, and much more are also available to Zions Internet Banking customers.

Another example of Zions Bank's use of technology to better serve the customer is found in the bank's installment of the first-ever "self-entry" safe deposit box system in its marketplace. Using a personal identification number (PIN), along with biometrics in the form of a fingerprint reader for identification, bank customers can access their safe deposit boxes without having to wait for the availability of a bank employee, and with the use of only one key.

LOOKING AHEAD

Looking forward to 2001, loan growth is expected to remain strong. Deposit growth should continue to rebound. In Utah, where Zions Bank enjoys a 14 percent market share among all financial institutions, loan and deposit growth should be in the double digits, as clients who want to deal with a locally headquartered bank with local decision-making ability switch their banking relationship to Zions.

Idaho presents a tremendous growth opportunity for Zions Bank. Our market share of deposits in Idaho is currently about 2 percent. However, the Zions Bank name has good recognition in the state, and our 21 branches provide a solid base from which to grow, particularly in the important markets of Boise and Idaho Falls.

STRONG COMMITMENT TO COMMUNITY

Zions Bank operates under the philosophy that banking is primarily a local business. Zions' bankers live and work in each of the communities in which we have a branch. Accordingly, we have a stake in how our communities prosper. This same philosophy guides our view on community involvement. We are committed to doing our part for our communities' future. It is a commitment we honor every time a local loan officer approves a loan, every time a local manager makes a decision, and every time an employee participates or officiates in a community meeting or event. It is why we donate thousands of dollars to community activities, charities, and nonprofit organizations. It is why our employees donate thousands of volunteer hours each year, serving in local civic organizations, school boards, charitable groups, and even political office.

This past year, Zions Bank received the American Bankers Association Center for Community Development's Action Award in the Community Projects category. The award recognized Zions Bank for its annual Paint-a-Thon project, which has resulted in Zions Bank employees painting the homes of more than 330 low-income, elderly, and disabled homeowners in the past 10 years.

We are committed to the communities we serve, and we are committed to meeting the individual needs of our customers. And we know that those who are best able to identify and meet those needs are our local managers and employees. Because of this, Zions Bank branch managers and loan officers are empowered to make decisions regarding how to best meet the needs of their customers.

All of these things together demonstrate one thing--that we haven't forgotten who keeps us in business. We value the trust our customers place in us when they deposit their hard-earned money with us, but we also recognize whose money it is. If our customers want to access their accounts over the Internet, they can. If they want to do their banking at 7 AM on their way to work, they can. If they want to check their account balances, withdraw some cash, buy some stamps, or make a deposit at an ATM, they can. If they want to get account information over the telephone at midnight, they can. And, if they want to walk into or call a Zions Bank branch and talk to someone who has the authority to help them with their banking needs, they can. After all, it's their money.

2000 once again brought results that proved the Zions Bank strategy successful, and set the foundation for even greater success well into the future.


/s/A. Scott Anderson
A. Scott Anderson
President and CEO

   [GRAPHIC OF "ORGAN GRINDER AND PERFORMING BEAR" ANTIQUE BANK APPEARS HERE]


ORGAN GRINDER AND PERFORMING BEAR
Designers:        L. Kyser and A.C. Rex
Manufacturer:     Kyser & Rex Company, Philadelphia, PA
Patented:         1882
Original price:   $35 in 1939
Current Value:    $7,500



Instructions: Wind the key on the outside of the building. Place a coin in the slot on the organ, then press the lever on the base. The bear revolves as the organ grinder turns the crank, sounding the bells inside.

CALIFORNIA BANK & TRUST

For antique collectors, the "Organ Grinder and Performing Bear" bank is a must. Its spring-wound motor--rare among mechanical banks--is unique in its sustained motion. Equally unique is the sustained motion of the bank from the state symbolized by the grizzly bear. From a collector's standpoint, the value is obvious: California Bank & Trust is the sixth largest bank in California, which has the ninth largest economy in the world. Just as compelling is CB&T's commitment to shareholder value. And once you consider CB&T's scheduled acquisition of Eldorado Bancshares, as well as its continued growth prospects, it becomes obvious why this bank is such a valuable part of the Zions Bancorporation collection.

SELECTED HIGHLIGHTS

RELATIONSHIP-STYLE BANKING CB&T is dedicated to providing personal, relationship-style banking to businesses, real estate companies, professional communities, and individuals.

EXEMPLARY PORTFOLIO MANAGEMENT AWARD Presented to CB&T, chosen from the field of local banks with SBA loan portfolios.

SUPPORTING COMMUNITIES The U.S. Department of Treasury presented CB&T with its Bank Enterprise Award in recognition of the bank's ongoing commitment to offer full-service banking in distressed communities. The fact that CB&T increased SBA lending by over 150% in 2000 has also gained some notice. The U.S. Small Business Administration's San Diego office presented CB&T its Largest Hispanic-American 7(a) Lender Award as the region's top SBA lender to Latino small businesses. The bank was also presented with the SBA Lender Achievement Award for exemplary community service and special achievements in assisting the SBA in reaching lending goals.

ACQUISITIONS CB&T continues to grow. Regency Bancorporation merged with CB&T in November of 1999, and the acquisition of Eldorado Bancshares is expected to be completed during the first quarter of 2001.


QUICK FACTS

Acquired by Zions:                              1997
Market Share of Bank Deposits:                    2%
State Rank by bank Deposits:                     6th
Assets at Year End:                     $7.0 billion
Deposits at Year End:                   $5.6 billion
Offices:                                          75
New Branches in 2000:                              4
ATMs:                                             88
Acquisitions:        Eldorado Bancshares (announced)
Full-Time Employees:                           1,703

DEAR SHAREHOLDER,

The expansion of CB&T over the last two and a half years has provided Zions Bancorporation with a meaningful banking presence in the world's ninth largest economy, the state of California. With total assets just shy of $7 billion, CB&T now comprises approximately one-third of the Zions total asset base.

IMPROVED PERFORMANCE

Cash operating earnings for year 2000 increased 35% from 1999. Just as Zions has done for the last ten plus years, CB&T achieved above-market revenue growth of 15%, which fueled this strong earnings increase. CB&T was also successful in controlling costs, limiting the increase in non interest expenses to under 1%. The combination of revenue growth and expense control generated tremendous operating leverage for the year.

The bank cash operating efficiency ratio declined from 61% in 1999 to under 54% in 2000.

Shareholder value added (SVA) for CB&T increased 76%. CB&T is the first Zions affiliate to adopt SVA as a performance measurement tool. Incentive compensation for all CB&T associates is based upon it.

In nine short quarters since the merger of Sumitomo Bank of California into Grossmont Bank, CB&T has:

o    Doubled the quarterly earnings run rate.

o    Increased revenues by 29%.

o Reduced the number of full-time equivalent employees, resulting in a doubling of net income per FTE.

o Restructured both sides of the balance sheet, resulting in an expansion of the net interest margin by over 40 basis points.

o    Decreased nonperforming assets from 1.23% of total loans to 0.40%.

o    Reduced Other Real Estate Owned to under $100,000.

The good news for Zions shareholders is that CB&T is now performing at the median of its peer group and has turned the Sumitomo Bank of California acquisition into an outstanding investment. The better news is that "median" is not a commonly used term at Zions. Improving CB&T's operating performance to the top 10% of its peer group is both a priority and attainable. There are three areas that CB&T will address:

o Retail Banking Revenue: CB&T has yet to develop any meaningful retail banking revenue. However, with the closing of the Eldorado Bancshares acquisition scheduled for the second quarter of this year, the bank will have approximately 100 banking offices concentrated in the San Francisco Bay area, metro Los Angeles, Orange County, and San Diego. This provides an opportunity to market to perhaps the most attractive retail customer base in the country.

o Fee Income: Fee income at CB&T for 2000 represented just 11% of revenue and 0.58% of average assets. These numbers are less than half of both the bank's peer group average and that of Zions'.

o Consolidation and Efficiency: Finally, there are still many back-office functions at CB&T that have yet to be attacked for consolidation and efficiency.

While on the surface, cash operating efficiency of 54% for 2000 looks good, given the bank's focus on business, real estate, and private banking, combined with a large average branch deposit size, this number can be reduced to the mid-40s over the next eight quarters.

In 2000, CB&T also took responsibility for stewarding Zions Bancorporation's SBA lending, cash management, and international banking activities through the creation of "Centers of Excellence." Significant opportunity for increased income to the corporation for 2001 and beyond exists through the sales of newly developed, state-of-the-art, Internet-based products in these areas.

VALUED BANKING RELATIONSHIPS

We take pride in the look and feel of our banking offices. During the year, we remodeled twenty of our banking offices, relocated four banking offices to significantly better locations, and expanded our footprint by opening new offices in Walnut Creek, North Oakland, Irvine, and in Kearny Mesa, San Diego.

The vision at CB&T is to create California's best banking relationships. That includes developing relationships that create outstanding value not only for our shareholders, clients, and our associates, but also for the communities we serve. In that regard, in 2000, CB&T increased its SBA lending by over 150%, instituted a statewide initiative for acquisition/rehab of residential housing for nonprofits, received the Department of Treasury's "Bank Enterprise Award" for servicing distressed areas in California, and opened up a full-service banking facility in the under-served Temescal district of North Oakland. In addition, the bank received regulatory approval for the opening of a new full-service banking office in East Palo Alto, another under-served community that has been without a full-service banking office for 20 years. This office is scheduled to open in the 3rd quarter of 2001.

CB&T thanks Zions for both the opportunity and the pleasure of being a part of its "Collection of Great Banks."


/s/Robert G. Sarver
Robert G. Sarver
Chairman and CEO

TRUST ID

Need some ID for an online transaction? Want to sign the mortgage papers via e-mail? With just one TrustID(R) digital certificate, you'll be able to do that--and more. Digital Signature Trust Co., an affiliate of Zions Bancorporation, developed TrustID in partnership with the American Bankers Association. It is the first digital certificate designed to be universally accepted for online transactions. It's only appropriate that Zions became the first bank in the country to issue TrustID digital certificates to banking customers. Visit www.abatrustid.com for more information.

          [GRAPHIC OF HALL'S EXCELSIOR BANK ANTIQUE BANK APPEARS HERE]


HALL'S EXCELSIOR BANK
Designer:         John Hall
Manufacturer:     J. & E. Stevens Company, Cromwell, CT
Patented:         1869
Original price:   $0.60
Current Value:    $1,000




Instructions: Pull the doorbell. The cupola's top lifts and a small wooden monkey emerges, wagging his head. Place a coin on the desk. The monkey and desk disappear, depositing the money.

NEVADA STATE BANK

"Hall's Excelsior Bank" is considered the first cast iron mechanical bank and an essential piece to complete any serious bank collection. As one of the earliest mechanical banks, "Hall's Excelsior" proved to be immediately popular. The same could be said for Nevada's oldest state-chartered bank, Nevada State Bank. Nevada State Bank's clients have long appreciated the statewide branches that offer consumer, small business, real estate, and corporate banking services in over 60 locations. They've also enjoyed the convenience of NSB's 31 supermarket branches with extended and weekend hours. It just goes to show you that, in the end, it doesn't take a collector to appreciate a classic that's built to last.

SELECTED HIGHLIGHTS

INCREASED STATEWIDE BANKING Nevada State Bank's merger with Pioneer Citizens Bank was completed in 1999, increasing the bank's presence in the growing northern Nevada market. The merger gave NSB nearly $2 billion in deposits and--with a statewide 12% market share--made Nevada State Bank the third largest bank in Nevada.

COMMUNITY BANKING AND MORE Nevada State Bank, founded in 1959 in Las Vegas, and Pioneer Citizens Bank, founded in 1965 in Reno, attribute their success to their community bank roots. Thanks to their staffs' continued focus on personal service, as well as their commitment to local communities, Nevada State Bank is Nevada's largest community bank. And thanks to the resources and backing of Zions Bancorporation, NSB has become much more.

INCREASED WEB PRESENCE NSB already offers a full array of online banking services. In addition, the bank recently established a premier partnership with America Online. NSB will be the exclusive financial service sponsor of Digital City Las Vegas, an interactive search engine offering in-depth overviews of cities throughout the U.S. The strategic partnership provides direct links to Nevada State Bank's web site.


QUICK FACTS

Market Share of bank Deposits:                   12%
State Rank by Bank Deposits:                     3rd
Assets at Year End:                     $2.4 billion
Deposits at Year End:                   $2.0 billion
Offices:                                          60
In-Store Offices:                                 31
New Branches in 2000:                              3
ATMs:                                             84
Full-Time Employees:                             701

DEAR SHAREHOLDER,

Nevada State Bank falls under Zions Bancorporation's guiding principle of a "Collection of Great Banks." That perhaps serves as an efficient way to condense our feelings about the bank today, and what we strive to be tomorrow--a great bank, and a great contributor.

INCREASED GROWTH, INCREASED CONVENIENCE

For several years, Nevada has been the fastest-growing state in the nation. We have seen population gains, increasing employment, and a booming business expansion that has led or competed for the top spot in these, and a host of other, economic and business-health indices. Clearly, our objective is to continue to capitalize on this vibrant situation.

Nevada State Bank, with $2.4 billion in assets, now ranks as the third-largest bank in the state, a direct result of the merger at the end of 1999 of the 42-year-old Nevada State Bank and the 37-year-old Pioneer Citizens Bank. The banks were nearly equal in size, but had somewhat differing business plans when it came to target markets.

With 46 banking offices spanning from Elko in eastern Nevada, Reno in the northern part of the state, and Las Vegas/Henderson/North Las Vegas in the south, NSB is truly statewide. A recent survey we conducted among bank customers in Nevada determined that 51% of the respondents bank where they do for convenience. NSB's wide branch network offered this convenience and caused the bank to cast itself as a "retail-oriented" bank, with some 138,000 accounts. It should be noted that "convenience" today, in this technology-driven world, isn't only equated to geographic location of branch offices, but also to the availability of step-saving, time-saving electronic conveniences--and that is supported by 85 NSB ATMs and state-of-the-art electronic products offered by the Zions Bancorporation parent.

Pioneer Citizens Bank, with 14 offices in northern and southern Nevada and 38,000 accounts, can best be characterized as a "commercial or business" bank. It was clear to those seeking the merger that the two banks complemented each other.

COMMUNITY BANKING

Both NSB and Pioneer Citizens Bank, each with their long histories as local state-chartered banks, built their assets and reputations on being "community" banks. Community banks can be defined as local banks with limited geographic service areas, under independent ownership, whose personal service focus is the driving force in obtaining and retaining customers. In that sense, not much has changed for the two banks. Although a member of the Zions' "Collection of Great Banks," the new NSB enjoys and markets itself on the autonomy derived from having its name and operations being largely distinct from a large holding company structure. This more decentralized management and organizational style is atypical of large banking companies, and should be viewed as a genuine strength and competitive advantage. In short, NSB is to a great extent operated as a local business.

Once you examine what has made NSB and Pioneer Citizens Bank successful, it's easy to remember that banking is still a people business. We want all employees to take ownership of a client's needs or problems; selling a product is less important than developing a relationship. We recognize that when you treat a person with respect, you receive respect in return. In the end, only the customer can define a job well done.

Although by strict definition, the size and ownership of NSB may disqualify it as a "community bank," everything else suggests otherwise. Our philosophy, our mode of doing business, attitude, and approach to customer service--all these things define us as "a bank for the community."

MOVING FORWARD

Nevada State Bank has history. Lots of it. It also has a lot of pride. These are intangibles that don't appear in our product list or financial statements, but they remain a part of the foundation on which we continue to build the bank. These intangibles, combined with the competitive advantage of 60 banking offices, will continue to make Nevada State Bank a better way to bank.

2000 was a challenging year. Our efforts were heavily devoted to untangling the fallout from the protracted and unsuccessful local First Security Bank merger, and that meant returning to the basics, the fundamentals of banking. It was a challenge. Our staff performed well and met the challenge, and we are proud of our standing today.

In 2001, we will continue to make improvements to better serve our clients. We have introduced streamlined processes and procedures that make our work easier and that raise the convenience factor for our clients, including the opening of three branches last year. Five more are scheduled for 2001. We have a keen eye on the expense side of our operations and are making a concerted effort to improve our earnings performance. We have the people to get the job done, and done right. Our outlook on 2001? In a word, optimistic.

Nevada State Bank of today is really a collection of two great banks. We are proud to be part of the Zions Bancorporation organization.


Sincerely,

/s/William E. Martin
William E. Martin
Chairman, President and CEO





ENTERVAULT

Soon there will be plenty of places to store digital documents online, but very few will be subject to federal oversight. In 2000, Zions announced the founding of EnterVault,(TM) a secure, long-term storage provider for electronic data and documents. Customers can store important items such as financial records, wills, or personal documents.


The service has multiple levels of access security, including digital signatures issued by Digital Signature Trust. If approved by the Office of the Comptroller of the Currency (OCC), EnterVault will become the first national bank subsidiary to receive regulatory sanction for Internet storage. For more information, visit us at www.entervault.com.

          [GRAPHIC OF "INDIAN SHOOTING BEAR" ANTIQUE BANK APPEARS HERE]


INDIAN SHOOTING BEAR
DESIGNER:         Charles Bailey
Manufacturer:     J. & E. Stevens Company, Cromwell, CT
PATENTED:         Circa 1883
ORIGINAL PRICE:   $0.70
CURRENT VALUE:    $2,700




Instructions: Draw back the gun sight, insert a paper cap and press the button. The gun fires and the coin is shot into the bear's chest. Originally advertised as the "Bear Hunt Bank," it was a popular seller for many years. However, the Indian's back feathers are fragile, making a complete model a rare find.

NATIONAL BANK OF ARIZONA

National Bank of Arizona was added to the Zions collection in 1994. Since then, NBA has seen a 443% increase in assets, a 412% increase in deposits, and a 566% increase in net income. As part of Zions' "Collection of Great Banks," NBA maintains its flexibility to operate as a community bank while offering its customers greater depth of resources. Much like the "Indian Shooting Bear" bank, its value in the collection is assured due to a rare quality in banking--completeness.

SELECTED HIGHLIGHTS

BUSINESS FOCUS Although NBA continues to expand retail branch operations, its primary focus remains on business and professional banking segments.

ACQUISITION In the fall of 2000, NBA strengthened its presence in northern Arizona with the acquisition of five new branches from the Prescott-based County Bank. Later in December, NBA reached a definitive agreement to purchase the nine Arizona branches of Pacific Century Bank (approximately $400 million in deposits, $225 million in loans).

STRONG LOAN PORTFOLIO NBA's net loan losses totaled less than .02% of loans. The national average is near .20%.

EXPANSION NBA projects six new branches for 2001.

CUSTOMER SERVICE NBA's commitment to its founding principle--that banking is a local business--enables it to meet the needs of all its customers in all of the communities it serves.

BUSINESS SUPPORT Focus groups in 2000 reaffirmed that NBA bankers know their customers and their customers' businesses. NBA works closely to help them manage their businesses by providing financial counseling and structuring sound financing programs.

EXPERIENCE & LOYALTY Low employee turnover allows customers to build long-term relationships with experienced bankers. Consequently, NBA maintains a strong base of loyal customers.


QUICK FACTS

Market Share of bank Deposits:                           4%
State Rank by bank Deposits:                            4th
Assets at Year End:                            $2.0 billion
Deposits at Year End:                          $1.6 billion
Offices:                                                 41
ATMs:                                                    38
Acquisitions in 2000:                          County Bank;
                       Pacific century branches (announced)
Full-Time Employees:                                    619

DEAR SHAREHOLDER,

Consistency has been the hallmark of National Bank of Arizona. Since joining the "Collection of Great Banks" in 1994, National Bank of Arizona ("NBA") has remained committed to increased value for our shareholders. In fact, in our 16-year history, National Bank of Arizona has built a reputation of consistent, profitable growth.

CONSISTENT VALUE

Year after year, NBA has consistently and dramatically increased in profitability and size. The value we have brought to you, the shareholder, has been increased profitability in a growth market every year for the past seven years of our relationship with Zions Bancorporation.

CONSISTENT FOCUS

We were founded as a small, community bank, with a focus on a distinct market niche. Specifically, NBA serves small to mid-sized businesses, real estate development, construction firms, and professional service firms. Today, we continue our unwavering focus on that niche, recognizing that we can't be all things to all people. But by serving this defined market, we have created a recipe for success that has proven effective year in and year out.

We continue to remain loyal to our founding principle of serving our customers with the quality and service of a community bank, but also recognizing that we have the resources and support of a much larger bank in Zions. Services such as cash management technology and an experienced trust and investment team allow us to further enhance our business banking services at a local level.

CONSISTENT CREDIT STANDARDS

NBA has nurtured a strong credit culture with year 2000 loan losses totaling less than two basis points--some 18 basis points under the national average. The quality of our loans can be attributed to three areas of emphasis: 1) strict adherence to documentation control, 2) sound underwriting standards that are well understood and observed, and 3) the expertise and experience of our officers, who are close to the customers, enabling them to anticipate financial weaknesses and to address the potential frailty before it becomes unmanageable.

CONSISTENT GROWTH

Positioned as one of the top states for growth during the next 25 years, Arizona has been a particularly fertile environment for growth. The year 2000 saw a continued pace of balanced growth for the bank. The acquisition of Prescott-based County Bank fortified NBA's presence in northern Arizona. NBA now has 41 offices in 26 Arizona communities and 619 full-time employees. NBA is Arizona's fourth-largest bank, with nearly $2 billion in assets.

CONSISTENT COMMUNITY CARE

NBA remains true to its founding principle of local banking with local people. Recognizing that we serve many local communities, we have continued a tradition of commitment to caring for the communities where we are located. That's why NBA continues to donate significantly to nonprofit organizations, charities and community events. Our employees have volunteered admirably in charitable groups, local civic organizations, and school boards. Their dedication to community and company stands as a testament to our success.

CONSISTENT PATH TO 2001

Our success and profitability in 2000 warrant reflection and a certain amount of pride, but NBA has not become so successful by resting on our laurels. It is with even greater dedication and enthusiasm that I look forward to 2001. For the upcoming year, NBA has positioned itself to continue our profitability without compromising the strategic focus we have preserved--especially in establishing and maintaining quality, one-on-one relationships with our customers.

In December 2000, we announced that we reached a definitive agreement to acquire the assets of nine Arizona offices of Pacific Century Bank. The Pacific Century acquisition will provide NBA with approximately $400 million in deposits and $225 in loans. The acquisition should be completed at the beginning of the second quarter of 2001 and will mark a milestone of 50 statewide locations for the bank.

In addition to the Pacific Century acquisition, NBA will open six new offices throughout the state during 2001. With the addition of new offices, we continue to celebrate the value of our employees with renewed vigor. NBA will continue to support our employees' fundamental character of high-energy, quality work and independent thinking. We will continue to develop programs to foster and nurture training and development. Our employees have been the determining factor in our consistent profitability and deserve to be recognized as such.

Strategic restructuring of senior management in 2001 will enable NBA to better facilitate future growth opportunities, as well as positioning senior management at a local level. Like Zions Bank, NBA will continue to stress local management and decision making. Despite the size of the bank, we are regarded throughout the state as a local bank with locally known management. It has been a major strength of the bank for years and will clearly continue to be imperative to our future success.

Much like Zions, NBA is a progressive company and active acquirer. We remain open to in-state bank acquisitions that are compatible with our strategic market focus and complementary to our growth goals.

CONSISTENT

Consistency has been the backbone of our bank. NBA has built a reputation as one of Arizona's premier banks because of our ability to consistently perform--a result of our consistent market focus, consistent management team, and the consistent delivery of financial expertise.


/s/John J. Gisi
John J. Gisi
Chairman and CEO



GOVRATE.COM

Zions' new GovRate.com(TM) is one of the most comprehensive Internet trading systems in the fixed income market. This unique Internet site provides real-time, electronically executable U.S. Government securities quotes from Zions Bank Capital Markets. Online trading is revolutionizing the government securities market. With Zions' GovRate.com, now any institution can trade odd-lots and round-lots with a primary dealer, from one bond to thousands. The site also provides real-time pricing on discount, corporate, and municipal securities. Visit us at www.GovRate.com.

               [GRAPHIC OF "LEAP FROG" ANTIQUE BANK APPEARS HERE]


LEAP FROG
Designers:        Charles G. Shepard & Peter Adams
Manufacturer:     Shepard Hardware Co., Buffalo, NY
Patented:         1891
Original price:   $20 in 1939
Current Value:    $7,000



Instructions: Position the leaping boy behind the stooping boy. Place a coin in the slot located in the tree trunk, then depress the lever at the rear of the bank. The boy jumps over his companion and triggers a lever on the tree to make the coin drop.

VECTRA BANK COLORADO

The premise behind a mechanical bank is simple: offer a sophisticated action to encourage continued investment. To a large extent, a "Leap Frog" bank has a high market value because its action is so sophisticated and unique. But if the bank still performs--as this one does--its value skyrockets. Vectra Bank Colorado understands the correlation between action and investment, performance and value. That's why it offers sophisticated banking services, yet still maintains a community banking orientation. By creating new lines of business which emphasize corporate banking and corporate real estate lending, Vectra offers stiff competition for the large national banks. In addition, Vectra offers enhanced cash management services through its partnerships with other Zions affiliates. With each added service, Vectra Bank Colorado continues to become more valuable--and continues to leap ahead of its competition.

SELECTED HIGHLIGHTS

STRATEGIC INITIATIVES In an effort to drive long-term results, Vectra has improved infrastructure, updated and enhanced the credit culture, and improved earnings by a combination of cost containment and creation of new revenue opportunities.

UNIQUE FOCUS Vectra has carved out its unique position in its marketplace by organizing its branches to serve three distinct economic markets in Colorado: the urban Front Range, the agricultural communities, and the mountain resorts.

LENDING LIMIT Vectra's $20 million lending limit meets the financing needs of most Colorado companies. In addition, customers who need loans or credit lines work directly with bankers holding approval authority.

TECHNOLOGY Check imaging allows customers to receive scanned images of each cleared check, along with a monthly statement; and monthly statements on CD-ROM add convenience for commercial account holders.


GROWTH REGION Colorado's workforce is one of the most highly educated in the nation and continues to grow rapidly. Since 1994, Colorado's annual rate of population growth has averaged 2.4%, well above the national average of .9%.


QUICK FACTS

Market Share of Bank Deposits:                        3%
State Rank by bank Deposits:                         5th
Assets at Year End:                         $2.2 billion
Deposits at Year End:                       $1.4 billion
Offices:                                              54
In-Store Offices:                                      4
ATMs:                                                 88
Full-Time Employees:                                 874

DEAR SHAREHOLDER,

Vectra Bank is the fifth-largest bank in Colorado and is uniquely positioned to be one of Colorado's premier banks. With 54 offices and assets of approximately $2.2 billion, Vectra Bank is strategically poised to take advantage of Colorado's continuing economic growth and prosperity. By organizing our branches to serve three distinct economic markets--the urban Front Range, Colorado's agricultural communities, and its mountain resorts--we have been able to carve out a unique position in the marketplace. Unlike the large national banks that have organized themselves around national lines of business, or small community banks that can only serve a select market, Vectra Bank can provide the most sophisticated banking services while maintaining a community banking orientation.

THE GROWING COLORADO ECONOMY

Colorado's economic growth and prosperity serve to enhance our potential for future growth and increased shareholder value. The Colorado economy remained strong in 2000, helped by growth in major sectors such as high-tech manufacturing, construction, tourism, agriculture, and the energy industry. Colorado's workforce is one of the most highly educated in the nation and continues to grow at twice the national average. Since 1994, Colorado's annual rate of population growth has averaged 2.4%--well above the national average of
 .9%. In 2001, Colorado's population is expected to grow to 4.35 million. The cost of living in Colorado continues to increase annually, reflecting this strong statewide growth.

ORGANIZED FOR COLORADO'S THREE DISTINCT MARKETS

To take full advantage of Colorado's robust, yet diverse economy, we have organized our bank to emphasize the products and services that meet the unique needs of the regional markets we serve.

The urban Front Range market encompasses the Denver/Boulder metro area and the Colorado Springs metro area. There are significant business and retail opportunities in this heavily populated market. We have increased our ability to compete with large national banks by creating new lines of business emphasizing Corporate Banking, Corporate Real Estate lending, and by partnering with other Zions affiliates to offer enhanced cash management services. In addition to our business banking initiatives, we continue to emphasize retail banking and strive to give our branch personnel the tools they need to service their customers effectively.

Vectra Bank's presence in Colorado's agricultural communities and its mountain resorts continues to be a strong one. Our agricultural market segment includes the farming communities of northeastern Colorado and southwestern Colorado. Vectra Bank's mountain resort market includes the popular tourist areas of Aspen and the Roaring Fork Valley, Steamboat Springs, Durango, and the Grand Junction/ Montrose area. Longstanding community relationships forged by our regional and market presidents in these areas continue to allow us to compete effectively against local community banks and take advantage of the unique opportunities in these specialized markets.

STRATEGIC INITIATIVES TO INCREASE SHAREHOLDER VALUE

Today's Vectra Bank is the product of multiple acquisitions, with systems conversions completed in the latter half of 1999. During the year 2000, the management team identified a series of strategic initiatives to drive long-term results for the bank. These initiatives included improving infrastructure, updating and enhancing the credit culture, accelerating improvements in earnings by a combination of cost containment, and creating new revenue opportunities.

The initiative to transform Vectra Bank's infrastructure included consolidating back-office operations, developing consistent procedures, improving internal controls, and minimizing operating losses. These initiatives resulted in increased efficiencies while preserving and enhancing decision making at the customer contact level.

Updating and improving the credit culture was also a critical initiative for Vectra Bank. During the last year, we reorganized the credit approval function, formalized written policies and procedures for problem loan administration, built a formal special assets group, improved loan information reporting, adopted a formal appraisal review process, and created a new construction risk management position. We're already seeing significant improvements in all aspects of loan administration.

To accelerate earnings gains, Vectra Bank put several cost management and non interest income initiatives into place. Infrastructure improvements allowed for a staff reduction of 50 FTE. Additionally, projects to resolve operational issues, reduce waivers of fees on deposit accounts and loans, and improve the check collection process were pursued. These initiatives improved the quality of our service and contributed to substantial operating income improvements realized throughout the year.

We established several new business units in 2000 to enable the bank to compete more effectively in markets with significant revenue opportunities. These new units were designed to capitalize on larger real estate loan opportunities and middle market customer relationships. Both these lines of business allow Vectra Bank to leverage the sophistication of our Zions banking partners in Utah and California. Similarly, our international banking, Small Business Administration lending, and cash management services all benefit from synergies derived from Zions' partnerships.

2001 OUTLOOK

Vectra Bank is proud to be a part of the Zions' "Collection of Great Banks" and is committed to making significant contributions to Zions Bancorporation shareholders in the years ahead. The Colorado economy is strong, and we believe the bank is strongly positioned to capitalize on today's opportunities.

/s/Bruce K. Alexander
Bruce K. Alexander
President and CEO



INTERNET BANKING

As a leader in Internet technology, Zions has one of the most functional banking sites on the web. Customers can access account information, transfer funds, pay bills, get insurance quotes, or order foreign currency. Zions Internet Banking also allows customers to apply for insurance policies, consumer loans, and credit cards online. Mortgage rate monitoring, mortgage loan tracking, and online stock trading are also available. And for added convenience, account information can be downloaded and imported into applications like Quicken,(TM) Microsoft(R) Money, Microsoft(R) Excel or Lotus 1-2-3.(TM)

          [GRAPHIC OF "TWO FROGS" ANTIQUE BANK APPEARS HERE]


TWO FROGS
Designer:         James H. Bowen
Manufacturer:     J. & E. Stevens Company, Cromwell, CT
Patented:         1882
Original price:   $0.95
Current Value:    $4,000



Instructions: Place a coin on the extended front feet of the small frog and press the lever. The larger frog opens his mouth while the smaller frog kicks the coin inside. The bank's patent originally called for a "sound producing mechanism" to make the frog croak, but the mechanism was never implemented.

THE COMMERCE BANK OF WASHINGTON

As mechanical banks go, the "Two Frogs" bank is rather small. Its value, however, is anything but. A combination of design, style, and clever action have made it a desirable piece for any antique bank collector. The Commerce Bank of Washington is equally collectible. If considered only in terms of offices and employees, the bank is deceptively small. Its value, however, is not. TCB's assets per employee ratio and efficiency ratio are remarkable. In addition, the bank offers a degree of customer service that larger retail banks can never match. That's the advantage of a smaller bank with a niche focus. Add to that the depth of resources Zions provides, and you've got an amazing bank worthy of any quality collection.

SELECTED HIGHLIGHTS

NARROW MARKET FOCUS The Commerce Bank of Washington focuses only on businesses and high net worth individuals. Clients are carefully targeted before being approached. Consequently, relationship managers become familiar with their clients before a formal banking relationship is even established.

TAILORED SERVICE TCB ensures quality service by servicing fewer (approximately 2,500) but larger clients and maintaining a high employee-to-client ratio. This allows TCB to tailor products and services for each client, resulting in satisfied clients who feel their banking needs have been personally and professionally addressed.

EXPERIENCED PROFESSIONALS TCB's relationship managers are senior professionals with an average of 28 years of banking experience and a deep commitment to their clients.

LOCALLY MANAGED All decisions are made in Seattle by people familiar with their clients and their clients' needs. Because bankers at TCB are granted significant authority, they can become more intimately knowledgeable about their clients' financial activities. This allows them to make more accurate assessments of banking requirements.


QUICK FACTS

Market Share of Bank Deposits:                             1%
State Rank by bank Deposits:                             12th
Assets at Year End:                              $0.5 billion
Deposits at Year End:                            $0.4 billion
Offices:                                                    1
Full-Time Employees:                                       52

DEAR SHAREHOLDER,

The Commerce Bank of Washington (TCB) services the Puget Sound region of Washington State for Zions Bancorporation. The bank was founded by a group of seasoned local bankers in 1988 and became part of the Zions family in September 1998.

CREATED TO SERVE A UNIQUE MARKET SEGMENT

TCB was established to address the banking needs of two under-served local market segments--small- to medium-sized local businesses and the private banking market. It was the feeling of the bank's founders that these two segments were losing their traditional local bank support due to the substantial bank consolidation taking place in the greater Seattle marketplace.

In designing a business plan committed to reintroducing "an extraordinary level of service" to these two segments, it was the belief of the bank founders that they should design a bank solely around the needs of these two markets and not try to "be all things to all people." Specifically, rather than deliver the bank's products from the traditional branch network found in banks also serving the broad consumer market, TCB operates from only one office location--off the street in a downtown Seattle high-rise--and offers its clients a courier system in lieu of branches to handle bank transactions.

Knowing that these two market segments expect experienced bankers in whom they can entrust their most important financial decisions, the bank has hired commercial bankers averaging 28 years of banking experience in the Puget Sound region. These bankers are supported by an equally experienced group of customer service personnel and support staff. These experienced relationship managers and support staff have successfully built a reputation for the bank in Seattle for providing a truly extraordinary level of service.

RAPID ASSET GROWTH

Interestingly, even though TCB ranks ninth in Puget Sound in total assets with over $520 million, its staff numbers only 52 people, about one-quarter the staff size of a traditional community bank of comparable asset size. By choosing not to utilize a branch system and outsourcing some of its other activities, the bank has succeeded in growing rapidly in asset size and capability while remaining small enough internally to assure consistent delivery of products and services.

What does all of this mean to the Zions shareholder? The concept of TCB has been received very well in its marketplace. Since its inception, the bank has experienced an asset growth rate in excess of 30% annually. Loans grew by over 27% in 2000, while deposits were up 43% over the average in 1999. With its nontraditional delivery system and outsourcing of selected back-office activities, the bank's business model has proven to be very profitable. In the year 2000, the bank recorded a 40% gain in pre-tax earnings over the prior year. Return on assets was 1.78% and return on equity 27.8%. The bank's efficiency ratio of under 41% in 2000 demonstrates the power of its business model.

INCREASED RESOURCES

The Commerce Bank has benefited significantly from its merger into Zions. TCB now has access to more sophisticated cash management and short-term investment products for its business and high net worth clients. The needs of commercial real estate construction in the market are now met by a team of real estate lenders from Zions, co-located with the TCB office in Seattle. International trade financing products and services are available through affiliate California Bank & Trust. Our lending capacity has been enhanced by the investment of subordinated debt into TCB from our parent. Our clients' out-of-state banking needs throughout the West can be referred to our sister banks in Colorado, Utah, Nevada, Idaho, Arizona, and California. We have benefited from the broader product line and financial strength of Zions, while retaining the local decision-making authority that we had before the merger. To us it is the best of all worlds.

COMMUNITY COMMITMENT

Commitment to the community is an important part of our philosophy in building a local bank for the Puget Sound marketplace. A corporate willingness to allow our people the time for community organizations, as well as providing the financial support for those organizations, is an essential part of that commitment.

The Commerce Bank has strongly held that corporate commitment since its founding, and Zions has reinforced its support of the concept. Each senior manager and relationship manager at TCB is expected to be meaningfully involved in at least two community organizations of their own choosing. That individual's time commitment is matched with financial support from the bank. TCB has a reputation in its market of providing leadership for community organizations far in excess of its staff size. We are very proud of our commitment to the betterment of our community and the willingness of our staff to give of their time to key community organizations.

While our bank is represented by the leadership positions in most of our community's civic and cultural organizations, we are particularly proud of an award we received this year for our efforts on behalf of the Compass Center, a social services organization in downtown Seattle targeting the homeless population. This organization provides the homeless with a variety of life services, including banking accounts. Through some other volunteer support provided by TCB staff, we learned of their need to automate the Center's banking office to allow them to serve their homeless clients more efficiently. Three members of TCB's management designed a hardware/software solution and then united several major Washington banks, the City of Seattle, and several private vendors in delivering the solution.

The joint effort solved a need (banking services for the homeless) that would have been difficult for any one of the sectors to provide. By completion of the project, the Compass Center went from a paper-based operation running literally out of a shoebox to an automated office, including its own Fed routing number, a newly upgraded computer network, an up-to-date banking software platform, and an automated cash dispensing unit. The Center now receives a large percentage of deposits for homeless clients via electronic entry from the federal government, increasing safety and efficiency. TCB provides the Center with ongoing support in the form of computer and ACH processing, training, and coordination of donated services. A member of the original project team from TCB has become a member of the Compass Center's Board of Directors. For its efforts in taking leadership in this innovative program, TCB received the 2000 CRA Award for Community Development from the Federal Reserve Bank of San Francisco and the Federal Home Loan Bank of San Francisco.

The Commerce Bank is very proud to be a member of the "Collection of Great Banks." It is a concept that allows us to continue to manage our bank to the needs of our local clients and changing local market conditions while benefiting from the substantial financial and product resources of Zions Bancorporation. Most importantly, we continue to act and think like a small local bank, meeting the banking and community needs of our local market.

/s/James C. Hawkanson
James C. Hawkanson
Managing Director and CEO




MYALERTS

For those who want to know when the balance on their checking account is low, or if a CD just hit a good rate, Zions now offers MyAlerts.(TM) Using TrustID(R) technology, MyAlerts automatically sends an encoded e-mail notice regarding the customer's account information. Users have the option of receiving e-mails about account transactions on a monthly, weekly, or daily basis. MyAlerts can even be used to notify customers of personal events such as birthdays and anniversaries. Zions Bank customers can sign up now at www.zionsbank.com.

              [GRAPHIC OF "PROFESSOR PUG FROG'S GREAT BICYCLE FEAT"
                           ANTIQUE BANK APPEARS HERE]


PROFESSOR PUG FROG'S GREAT BICYCLE  FEAT
Designer:         Charles Bailey
Manufacturer:     J. and E. Stevens Co., Cromwell, CT
Manufactured:     Circa 1890 (No patent)
Original Price:   $0.71
Current Value:    $9,500



Instructions: First, wind the spring, then place a coin on the rear wheel of the bicycle and press the lever. The frog on the bicycle makes one full revolution, catapulting the coin into the clown's basket. While returning to its original position, the frog kicks Mother Goose's book up, sending her tongue wagging.

OTHER AFFILIATES

Even the most sophisticated people react to "Professor Pug Frog's Great Bicycle Feat" essentially the same way. You explain to them how it is going to work and what is going to happen. You point to the pieces that will move, the parts that will wind. You point and talk and explain, and they nod. Then you put a penny on the rear wheel of the bicycle, press the lever, and SNAP! They jump. Finally, they understand why this mechanical bank is so valuable. It's also true for many of Zions' affiliates. You can explain TrustID(R), talk about GovRate.com,(TM) or explain the processes handled by Zions Management Services, but in the end, they must be seen and experienced. Only then do people step back and say, "Wow!"

ZIONS MANAGEMENT SERVICES COMPANY

Zions Management Services Company was formed in 1998 to provide cost-effective back-office support to the Zions banks. The primary services provided by ZMS are Customer Service, Bank Operations, Investment Management, Finance and Human Resources, and Credit and Compliance.

CUSTOMER SERVICE The Customer Service division allows clients quick, convenient access to account information 24 hours a day, seven days a week, from any phone or PC. Zions' Call Center, which works in conjunction with Zions' Reddi-Response automated telephone service, allows customers to obtain account information and process requests anywhere at any time. During 2000, Reddi-Response delivered 21,769,148 minutes of service, and Call Center operators provided an additional 12,836,152 minutes--equivalent to nearly 66 years of telephone customer service. By consolidating affiliate call centers to an efficient central location, cost-per-minute expenses declined by 17% from 1999.

BANK OPERATIONS Bank Operations includes Items Processing, Corporate Services, System Support, ATM Operations, and Bankcard Operations. As Zions continues to consolidate its operations, these departments have become responsible for servicing various combinations of Zions First National Bank, Nevada State Bank, National Bank of Arizona, and Vectra Bank Colorado. During the year 2000, Bank Operations processed a total of 215,889,267 items, 11,716,631 pieces of mail, and 10,068,622 ATM transactions.

INVESTMENT PORTFOLIO Managing a bank investment portfolio requires increasingly sophisticated techniques. Consequently, Zions Management Services manages the portfolio of each individual bank. Not only is it more efficient, but it also provides each bank with greater investment expertise than a community bank would typically have.

FINANCE AND HUMAN RESOURCES Zions has reduced the expenses of its affiliate banks and enhanced services and benefits by centralizing many corporate finance and human resources functions.

CREDIT ADMINISTRATION AND COMPLIANCE Zions' model of individual community banks allows each bank to make credit decisions based on their knowledge of the customer. To assist in that process, Zions' Credit Administration supports hundreds of Zions' bankers across eight states to help ensure consistently high credit quality while facilitating fast response times.

Credit Administration includes a retail loan center for efficient processing and underwriting of retail loans for affiliate banks. The center also provides automated services, such as Loan-by-Phone. In addition, Credit Administration provides a corporate compliance function to assist each bank in meeting the numerous demands of regulatory compliance.

DIGITAL SIGNATURE TRUST CO.

Digital Signature Trust Co. (DST), an affiliate of Zions Bancorporation, was established in 1996 as the first licensed certificate authority in the United States. Since then, DST has been both a pioneer in digital identity authentication and a leading-edge provider of digital certificate services. With the support of the American Bankers Association, combined with comprehensive risk management warranties, DST has transformed technology-based digital security solutions.

DST specializes in Universal Digital IDs, a platform that employs technology-based solutions utilizing Public Key Infra-structure (PKI). In essence, the technology allows an organization to positively identify its patrons. This in turn enables reliable e-commerce and cross-enterprise interoperability. Consequently, Universal Digital IDs are ideal for streamlining financial, healthcare, e-business, or government transactions.

After President Clinton signed the federal "E-SIGN Bill" in June of 2000, Zions Bank was the first bank in the country to offer TrustID(R) digital certificates to its customers.

As the only PKI service provider subject to federal regulatory oversight, DST has secured several federal, state, and local contracts. Currently, DST supports a number of government organizations, including the States of California, Utah, and Washington; the Social Security Administration; the Department of Veterans Affairs (VA); and the Federal Emergency Management Agency (FEMA). In July of 2000, DST entered into a sole agency agreement with Nippon System Development Co. Ltd., entitling NSD to be the exclusive reseller of DST's certificate-based solutions in Japan. In December, VISA(TM) U.S.A. also selected DST to provide certificate services for its smart VISA Access application, a component of VISA's smart VISA technology platform.

ZIONS SMALL BUSINESS FINANCE

During fiscal 2000, Zions Bancorporation was the seventh largest SBA 7(a) lender in the nation, generating 705 loans totaling $108 million. Zions Bank was recognized as the leading SBA lender in Utah for both total loans and minority lending. In fact, the number of SBA loans Zions granted to women alone was greater than the total number of SBA loans granted by any other Utah bank.

Zions Bank is also the largest provider of SBA 504 financing in the nation. Zions created the secondary market for SBA 504 loans and completed the first-ever sale of these loans in 1994.

CAPITAL MARKETS

Zions Bank Capital Markets is one of only 26 primary U.S. Government securities dealers and the only primary dealer headquartered west of the Mississippi River. Its customer base is comprised of global institutions such as major corporations, banks, insurance companies, municipalities, and foreign central banks. As a primary dealer, Zions makes markets in U.S. Treasuries, Agencies, Municipals, Small Business Administration (SBA) Pools, Mortgage-Backed/Asset-Backed Securities, and Repurchase Agreements. Zions also offers Liquid Asset Management, an investment service that enhances earnings on cash while maintaining liquidity.

Zions provides online trading through Zions Direct Online Brokerage (www.zionsdirect.com), the online brokerage arm of Zions Investment Securities, Inc. (ZISI), a member of the NASD and SIPC. Zions Direct offers free real-time quotes, free news, free access for reviewing personal portfolios, and inexpensive online trading of stocks, options, and over 6,000 mutual funds. Other services include estate planning, investment management, financial planning, registered investment advisors services, and retirement planning.

Electronic trading of U.S. Treasury and Agency issues is available through Zions on five electronic delivery platforms. Institutional investors with the Bloomberg system can access Zions at BBT (GO) and Zions (GO), or via the Internet at GovRate.com,(TM) OddLot.com, or MoneyLine.com. Zions' proprietary site, GovRate.com, also provides a search engine for municipal, corporate, and agency securities. On average, Zions expedites over $2 billion in trades a day.

PUBLIC FINANCE

Not only does Zions Bank underwrite and purchase municipal bonds, it also provides financial advisory service. For four consecutive years, the combined financial advisory business of Zions has been ranked in the nation's top ten municipal financial advisors.

Zions' top ten ranking includes the combined financial advisory business of Zions Bank Public Finance (Utah and Idaho), Howarth & Associates (Nevada), National Bank of Arizona, and Kelling, Northcross & Nobriga (California).

ZIONS INSURANCE AGENCY

Established in 1984, Zions Insurance Agency is an independent agency representing numerous insurance carriers. Insurance offerings capitalize on a tremendous opportunity to develop and sell fee income products to existing clients. In addition, insurance products complement existing bank products while using very little capital or overhead. Consider the results: For the year 2000, Zions increased the number of clients served to over 35,000, while salary costs were down 12.5%.

ZIONS AGRICULTURAL FINANCE

Zions Agricultural Finance is the nation's top originator of secondary market agricultural real estate mortgage loans through the Federal Agricultural Mortgage Corporation (Farmer Mac). Zions provides financing for capital expansion, farm and ranch land acquisitions, and refinances existing debt. Since 1996, Zions Agricultural Finance has held a primary contract with Farmer Mac to underwrite and service loans sold by financial institutions to the secondary market. In addition, Zions offers proprietary agricultural finance products to over 150 brokerages and banks in 48 states. Consequently, over the year 2000, Zions serviced 1,114 loans totaling over $463 million and closed 128 loans totaling over $58 million.

INTERNATIONAL BANKING GROUP

The International Banking Group offers a full range of international banking services, including trade financing, letters of credit, documentary collections, and foreign exchange. During 2000, the group handled over $2 billion in international transactions.

In 2000, a new, state-of-the-art Internet based system, CBTrade(R), was developed and installed. With CBTrade, customers can now initiate international trade transactions from their own offices, avoiding the traditional paper application. The new system also allows the customer to determine the status of documentary collections and letters of credit from their own PC at any time. Our Trade Payment Wizard$(TM) are used over the Internet by a host of companies worldwide to initiate and complete international payments. Customers have found this state-of-the-art tool easy to use, reliable, and fast.

                        [GRAPHIC OF COINS APPEARS HERE]

MANAGEMENT'S COMMENTS

PERFORMANCE SUMMARY

Zions Bancorporation and subsidiaries (the Company) reported net income of $161.7 million or $1.86 per diluted share in 2000. Net income decreased 16.7% from the $194.1 million earned in 1999, which was up 35.4% over the $143.4 million earned in 1998. On a diluted net income per share basis, earnings decreased 17.7% to $1.86 in 2000, compared to $2.26 in 1999. Per share earnings increased from $1.75 to $2.26, a 29.1% increase, from 1998 to 1999. Earnings for 2000 included pre-tax merger-related charges of $45.5 million related primarily to a terminated merger with First Security Corporation and an impairment loss on First Security Corporation common stock of $96.9 million. Excluding the merger-related expense and impairment loss, net income for 2000 was $249.7 million, an increase of 17.5% over the $212.5 million of net income before merger-related charges earned in 1999. Net income before merger-related charges for 1999 increased 26.9% over the $167.5 million earned in 1998. On a diluted net income per share basis, net income before merger-related charges was $2.87 per diluted share for 2000, an increase of 15.7% over $2.48 earned in 1999, which was up 21.6% over the $2.04 earned in 1998.

Operating cash earnings were $281.4 million or $3.23 per share for 2000, an increase of 15.9% and 14.1%, respectively, over the $242.8 or $2.83 per share for 1999, which was up 24.9% and 19.4% over the $194.4 million or $2.37 per share for 1998. The return on average shareholders' equity and the return on average assets on an operating cash basis were 27.40% and 1.34%, respectively, for 2000, compared to 26.77% and 1.26% for 1999 and 26.56% and 1.41% for 1998.

The Company is providing its earnings performance on an operating cash basis since it believes that its cash operating performance is a better reflection of its financial position and shareholder value creation as well as its ability to support growth and return capital to shareholders than reported net income. Operating cash earnings are earnings before the amortization of goodwill and core deposit intangible assets and merger-related charges.

Return on average shareholders' equity was 9.65% and the return on average assets was 0.74% for 2000, compared with 12.42% and 0.97%, respectively, in 1999, and 10.98% and 1.00%, respectively, in 1998. Dividends per share were $0.89 in 2000, an increase of 23.6% over $0.72 in 1999, which were up 33.3% from $0.54 in 1998.

During 1999 the Company acquired Regency Bancorp in a transaction accounted for as a purchase. Results of operations for Regency are included from October 1, 1999. The acquisitions of Vectra Banking Corporation, FP Bancorp, Inc., and The Sumitomo Bank of California during 1998 were accounted for as purchases. The results of operations for Vectra Banking Corporation and FP Bancorp, Inc. were included from the effective dates of acquisition, January 1, 1998 and April 1, 1998, respectively, which resulted in immaterial differences to results of operations. Results of operations for The Sumitomo Bank of California are included from October 1, 1998, the actual date of acquisition. Results of operations cannot be compared directly between periods because of these transactions. The Company's acquisitions and related merger charges are further described in Note 3 of the Notes to Consolidated Financial Statements.

The performance of the Company was driven by a 15.5% growth in average loans and leases and a 9.5% growth in average total earning assets resulting in an 8.4% increase in taxable-equivalent net interest income to $821.5 million in 2000. Noninterest income, excluding the impairment loss on the First Security Corporation common stock, increased 8.5% to $289.1 million in 2000, with strong growth in trust income and loans sales and servicing income. Noninterest expense, including merger expenses, increased 5.8% to $720.8 million in 2000. Excluding merger expenses, noninterest expense increased 3.3% over 1999 to $675.3 million. The Company's operating cash "efficiency ratio", or noninterest expenses, excluding amortization of goodwill and core deposit intangibles and merger-related expenses, as a percentage of total taxable-equivalent net revenues, improved to 57.5% in 2000, compared to 60.3% in 1999 and 61.3% in 1998.

The Company's provision for loan losses totaled $31.8 million for 2000, compared to $18.0 million for 1999 and $14.0 million for 1998. The increased provision for loan losses for 2000 is mainly the result of the robust loan growth experienced by the Company. Net charge-offs were $42.4 million, or 0.31% of average loans and leases in 2000, compared to $29.0 million or 0.25% in 1999 and $15.8 million or 0.21% in 1998. Nonper-forming assets decreased to $71 million or .49% of loans and other real estate owned as of December 31, 2000 from $75 million or .58% as of December 31, 1999.

BUSINESS SEGMENT RESULTS

The Company manages its operations and prepares management reports with a primary focus on geographical area. Operating segment information is presented in Schedule 1 and Note 20 of the Notes to Consolidated Financial Statements. The Company allocates centrally provided services to the business segments based upon estimated usage of those services. The operating segment identified as "Other" includes Zions Bancorporation (the Parent), several smaller business units and inter-segment eliminations.

ZIONS FIRST NATIONAL BANK AND SUBSIDIARIES

Zions First National Bank and Subsidiaries (ZFNB) includes the Company's operations in Utah and Idaho. ZFNB experienced strong loan growth in 2000, with loans increasing 19.6% over 1999 to $4.9 billion. Deposits increased 9.5% during the year to $4.2 billion. Operating cash earnings were $107.4 million in 2000, a decrease of 7.2% from $115.7 million earned in 1999, which were up 30.1% over $89.0 million earned in 1998. Net income decreased 8.6% to $104.4 million compared to $114.2 million for 1999, which was up 31.2% from the $87.1 million earned in 1998. The decrease in net income for 2000 compared to 1999 results mainly from decreased pre-tax income of $50.9 million from investments in venture capital entities and increased pre-tax losses of $7.6 million from a subsidiary, Digital Signature Trust Company. The increase in net income for 1999 compared to 1998 results mainly from a $27.2 million increase in noninterest income and a $8.0 million decrease in other noninterest expense. The increase in noninterest income for 1999 compared to 1998 is mainly attributable to gains experienced by a venture capital subsidiary, Wasatch Venture Corporation, and increased income from investments in bank-owned life insurance. The decrease in noninterest expense for 1999 included a $4.6 million decrease in amortization of mortgage servicing rights resulting from the sale of mortgage servicing rights during the first quarter of 1999.

CALIFORNIA BANK & Trust

Results of operations for California Bank & Trust for the years presented are not directly comparable because of acquisitions accounted for as purchases during 1999 and 1998. See Note 3 of the Notes to Consolidated Financial Statements for further information about the acquisitions.

Operating cash earnings were $92.9 million for 2000, up 34.6% from the $69.0 million earned in 1999, which were up 79.7% from the $38.4 million earned in 1998. California Bank & Trust reported net income of $74.1 million for 2000 compared to $49.4 million for 1999 and $16.4 million for 1998. In 2000 net loans and leases increased 6.5% to $4.9 billion and deposits increased 3.0% to $5.6 billion from year end 1999. Net interest income for 2000 increased $33.5 million or 12.9% from 1999, while other noninterest income increased $7.8 million or 21.7%. Noninterest expense excluding merger-related expense and amortization of intangibles increased a modest 0.8%. The increase in earnings for 1999 compared to 1998 resulted mainly from the acquisitions consummated during those years and increased efficiencies attained during 1999. Net income for 1998 included income only for the last three months of 1998 from the acquisition of The Sumitomo Bank of California. The Bank incurred pre-tax merger charges of $5.6 million during 2000, $9.4 million during 1999 and $27.5 million during 1998.

NEVADA STATE BANK

Operating cash earnings for Nevada State Bank were $27.5 million for 2000, down 5.2% from the $29.0 million earned in 1999, which were up 2.5% from $28.3 million earned in 1998. Net income increased 23.2% to $22.8 million as compared to $18.5 million in 1999 and $27.0 million for 1998. Earnings for 2000 included a provision for loan losses of $10.1 million compared to provisions of $3.7 million in both 1999 and 1998, which covered increased credit losses in 2000. During 2000 Nevada State Bank incurred $5.3 million of pre-tax merger expense related to the terminated First Security Corporation merger and the conversion of Pioneer Bancorporation compared to $12.6 million of merger-related expense incurred during 1999. Net loans at year end 2000 increased 3.2% from 1999, while total deposits increased 5.9%.

NATIONAL BANK OF ARIZONA

Operating cash earnings at National Bank of Arizona were $32.0 million for 2000, up 15.9% from the $27.6 million earned in 1999, which were up 16.5% from the $23.7 million of cash earnings in 1998. Net income was up 15.4% to $30.2 million in 2000, compared to $26.2 million in 1999 and $22.2 million for 1998. The increases for both 2000 and 1999 were driven by strong loan growth. Net loans increased 22.8% to $1.5 billion at year end 2000, and net loans increased 19.8% during 1999. Net interest income for 2000 was up 20.0% from 1999. The provision for loan losses was increased to $3.6 million for 2000, a 48.8% increase from the $2.4 million provided for in 1999.

VECTRA BANK COLORADO

In January 1998 the Company acquired Vectra Banking Corporation in a transaction accounted for as a purchase. During 1998 the Company also acquired eight smaller banks in Colorado. The acquired banks, along with previously owned Colorado banking organizations, were merged during 1998 under the name of Vectra Bank Colorado, National Association. See Note 3 of the Notes to Consolidated Financial Statements for further information about the acquisitions.

Operating cash earnings for Vectra Bank Colorado were $18.3 million for 2000, up 18.8% from the $15.4 million earned in 1999, which were down 13.0% from the $17.7 million earned in 1998. Net income increased 190.0% to $5.8 million from $2.0 million in 1999, which was down 44.4% from the $3.6 million earned in 1998. Improved earnings for 2000 resulted primarily from improved operating efficiencies. Noninterest expense excluding merger-related expense and amortization of intangibles decreased 4.9%, while net interest income increased 7.2% and noninterest income increased 17.5% from 1999 levels. The provision for loan losses was increased to $9.1 million for 2000, compared to $2.6 million for 1999. The increased provision for 2000 was made to cover increased credit losses. The decreased earnings for 1999 compared to 1998 were, in part, attributable to the expenses related to the conversion of acquired banks to Zions' systems.

THE COMMERCE BANK OF WASHINGTON

The Commerce Bank of Washington was acquired in September, 1998 and accounted for as a pooling of interests. Net income for 2000 was $7.9 million compared to net income of $5.7 million for 1999. The Bank experienced loan growth of 20.8% for 2000, which contributed to a 26.6% increase in net interest income.

OTHER

Other includes the Parent only and other various nonbanking subsidiaries. The $61.6 million increase in net loss for 2000, compared to 1999, is mainly due to the recognition of a $96.9 million pre-tax impairment loss during the first quarter on First Security Corporation common stock and $28.2 million of pre-tax merger expense mainly related to the terminated First Security Corporation merger, offset in part by gains of $23.6 million from the subsequent sale of the First Security Corporation common stock. The increased net loss of $9.1 million for 1999 compared to 1998 is mainly attributable to increased net interest loss incurred by the Company of $10.4 million related to increased borrowings for the purchase of First Security Corporation common stock and other matters.

INCOME STATEMENT ANALYSIS

NET INTEREST INCOME, MARGIN, AND INTEREST RATE SPREADS

Net interest income on a taxable-equivalent basis is the difference between interest earned on assets and interest paid on liabilities, with adjustments made to present income on assets exempt from income taxes comparable to other taxable income. Changes in the mix and volume of earning assets and interest-bearing liabilities, their related yields and overall interest rates have a major impact on earnings. In both 2000 and 1999, taxable-equivalent net interest income provided 74.0% of the Company's net revenues, excluding the impairment loss on the First Security Corporation common stock, compared with 73.5% in 1998.

The Company's taxable-equivalent net interest income increased by 8.4% to $821.5 million in 2000, as compared to $757.7 million in 1999 and $583.9 million in 1998. The increased level of taxable-equivalent net interest income was driven by a 9.5% and 37.1% growth in average earning assets for 2000 and 1999, respectively. The Company manages its earnings sensitivity to interest rate movements, in part, by matching the repricing characteristics of its assets and liabilities and, to a lesser extent, through the use of off-balance sheet arrangements such as caps, floors and interest rate exchange contracts. Net interest income from the use of such off-balance sheet arrangements for 2000 was $2.6 million, compared to $8.3 million in 1999 and $6.9 million in 1998.

The increase in net interest income was partially offset by the continued securitization and sale of loans. Securitized loan sales convert net interest income from loans to gains on loan sales and servicing revenue reported in noninterest income. Loan sales improve the Company's liquidity, limit its exposure to credit losses, and may reduce its capital requirements.

The net interest margin, the ratio of taxable-equivalent net interest income to average earning assets, was 4.27% in 2000, 4.31% in 1999 and 4.56% in 1998. The decrease in the margins for 2000 and 1999 was primarily due to continued robust loan growth financed by short-term funding sources instead of traditional core deposit growth previously experienced by the Company.

Schedule 2 analyzes the average balances, the amount of interest earned or paid, and the applicable rates for the various categories of earning assets and interest-bearing funds that represent the components of net interest income.
Schedule 3 analyzes the year-to-year changes in net interest income on a fully taxable-equivalent basis for the years shown. In the schedules, the principal amounts of nonaccrual and renegotiated loans have been included in the average loan balances used to determine the rate earned on loans. Interest income on nonaccrual loans is included in income only to the extent that cash payments have been received and not applied to principal reductions. Interest on restructured loans is generally accrued at reduced rates. The incremental tax rate used for calculating the taxable-equivalent adjustment was 35% for all years presented.

SCHEDULE 1
OPERATING SEGMENTS INFORMATION

                                   Zions First National Bank                California                     Nevada State Bank
                                        and Subsidiaries                   Bank & Trust                     and Subsidiaries
                                 ------------------------------  --------------------------------    ------------------------------
(Amounts in millions)              2000       1999     % Change    2000       1999       % Change      2000       1999     % Change
                                 -------    -------    --------  -------    -------      --------    -------    -------    --------
CONDENSED INCOME STATEMENT
Net interest income ...........  $ 227.1    $ 220.0         3 %  $ 297.2    $ 263.7            13 %  $ 101.7    $  99.9         2 %
Noninterest income ............    152.0      169.9       (11)      43.6       35.8            22       23.5       23.9        (2)
                                 -------    -------              -------    -------                  -------    -------
Total revenue .................    379.1      389.9        (3)     340.8      299.5            14      125.2      123.8         1
Provision for loan losses .....      8.2        9.0        (9)      --         --            --         10.1        3.7       173
Noninterest expense(1).........    219.2      208.1         5      183.6      182.1             1       74.2       78.5        (5)
                                 -------    -------              -------    -------                  -------    -------
Pretax cash earnings ..........    151.7      172.8       (12)     157.2      117.4            34       40.9       41.6        (2)
Income tax expense (benefit) ..     46.4       54.0       (14)      64.3       48.4            33       13.4       12.6         6
Minority interest .............     (2.1)       3.1      (168)      --         --            --         --         --        --
                                 -------    -------              -------    -------                  -------    -------
Cash earnings(1)...............    107.4      115.7        (7)      92.9       69.0            35       27.5       29.0        (5)
Merger expense ................      2.6        0.2     1,200        5.6        9.4           (40)       5.3       12.6       (58)
Impairment loss on First Security
   Corporation common stock ...     --         --        --         --         --            --         --         --        --
Amortization of goodwill and
   core deposit intangibles ...      1.9        1.9      --         18.1       16.5            10        1.5        1.5      --
Minority interest adjustment ..     --         --        --         --         --            --         --         --        --
Income tax expense (benefit) ..     (1.5)      (0.6)     (150)      (4.9)      (6.3)           22       (2.1)      (3.6)       42
                                 -------    -------              -------    -------                  -------    -------
     Net income (loss) ........  $ 104.4    $ 114.2        (9)%  $  74.1    $  49.4            50 %  $  22.8    $  18.5        23 %
                                 =======    =======              =======    =======                  =======    =======

YEAR END BALANCE SHEET DATA

Total assets ..................  $ 8,095    $ 7,157        13 %  $ 6,953    $ 6,567             6 %  $ 2,374    $ 2,277         4 %
Net loans and leases ..........    4,885      4,085        20      4,856      4,559             7      1,383      1,341         3
Allowance for loan losses .....       61         65        (6)        71         86           (17)        17         14        21
Goodwill and core deposit
   intangibles ................       19         21       (10)       307        325            (6)        25         27        (7)
Total deposits ................    4,173      3,809        10      5,589      5,426             3      1,993      1,882         6
Common equity .................      460        444         4        714        679             5        176        163         8

OPERATING CASH
PERFORMANCE RATIOS(1)
Return on average assets ......     1.30%      1.60%                1.45%      1.15%                    1.19%      1.30%
Return on average common equity    25.31%     29.26%               23.88%     20.30%                   19.35%     22.10%
Efficiency ratio ..............    56.24%     52.25%               53.65%     60.52%                   58.48%     61.71%

OTHER INFORMATION
Full-time equivalent employees     1,909      1,822                1,703      1,659                      701        803
Domestic offices
     Traditional branches .....       93         91                   75         74                       29         31
     Banking centers in
        grocery stores ........       49         46                 --         --                         31         27
Foreign office ................        1          1                 --         --                       --         --
                                 -------    -------              -------    -------                  -------    -------
     Total offices ............      143        138                   75         74                       60         58

ATMs ..........................      211        207                   88         84                       84         73


(1) Before amortization of goodwill and core deposit intangible assets and merger expense.

                                           National Bank                      Vectra Bank                    The Commerce Bank
                                            of Arizona                          Colorado                       of Washington
                                ---------------------------------   --------------------------------    ---------------------------
(Amounts in millions)              2000         1999     % Change      2000         1999      % Change    2000      1999   % Change
                                ---------    ---------   --------   ---------    ---------    --------  -------   -------  --------
CONDENSED INCOME STATEMENT
Net interest income ..........  $    92.3    $    76.9        20%   $    89.1    $    83.1         7 %  $  20.0   $  15.8       27%
Noninterest income ...........       14.1         13.0         8         20.2         17.2        17        1.5       0.7      114
                                ---------    ---------              ---------    ---------              -------   -------
Total revenue ................      106.4         89.9        18        109.3        100.3         9       21.5      16.5       30
Provision for loan losses ....        3.6          2.4        50          9.1          2.6       250        0.8       0.6       33
Noninterest expense(1)........       50.4         42.9        17         72.5         74.8        (3)       8.8       7.4       19
                                ---------    ---------              ---------    ---------              -------   -------
Pretax cash earnings .........       52.4         44.6        17         27.7         22.9        21       11.9       8.5       40
Income tax expense (benefit) .       20.4         17.0        20          9.4          7.5        25        4.0       2.8       43
Minority interest ............       --           --        --           --           --        --         --        --       --
                                ---------    ---------              ---------    ---------              -------   -------
Cash earnings(1)..............       32.0         27.6        16         18.3         15.4        19        7.9       5.7       39
Merger expense ...............        0.5         --        --            0.5          1.6       (69)      --        --       --
Impairment loss on First Security
   Corporation common stock ..       --           --        --           --           --        --         --        --       --
Amortization of goodwill and
   core deposit intangibles ..        1.8          1.8      --           13.2         13.7        (4)      --        --       --
Minority interest adjustment .       --           --        --           --           --        --         --        --       --
Income tax expense (benefit) .       (0.5)        (0.4)      (25)        (1.2)        (1.9)       37       --        --       --
                                ---------    ---------              ---------    ---------              -------   -------
     Net income (loss) .......  $    30.2    $    26.2        15%   $     5.8    $     2.0       190 %  $   7.9   $   5.7       39%
                                =========    =========              =========    =========              =======   =======       ==

YEAR END BALANCE SHEET DATA

Total assets .................  $   1,944    $   1,600        22%   $   2,156    $   2,161      --      $   553   $   408       36%
Net loans and leases .........      1,489        1,213        23        1,475        1,373         7 %      242       200       21
Allowance for loan losses ....         23           18        28           18           18      --            4         3       33
Goodwill and core deposit
   intangibles ...............         23           25        (8)         244          257        (5)      --        --       --
Total deposits ...............      1,551        1,206        29        1,385        1,490        (7)       405       289       40
Common equity ................        161          131        23          390          384         2         33        25       32

OPERATING CASH
PERFORMANCE RATIOS(1)
Return on average assets .....       1.87%        1.86%                  0.96%        0.81%                1.78%     1.54%
Return on average common
   equity ....................      25.69%       27.42%                 13.36%       12.64%               27.79%    24.30%
Efficiency ratio .............      46.81%       46.97%                 65.64%       73.51%               40.57%    44.30%

OTHER INFORMATION
Full-time equivalent employees        619          561                    874          955                   52        50
Domestic offices
   Traditional branches ......         41           37                     50           51                    1         1
   Banking centers in
      grocery stores .........       --           --                        4            4                 --        --
Foreign office ...............       --           --                     --           --                   --        --
                                ---------    ---------              ---------    ---------              -------   -------
     Total offices ...........         41           37                     54           55                    1         1

ATMs .........................         38           30                     88           90                 --        --

(1) Before amortization of goodwill and core deposit intangible assets and merger expense.

                                                                                     Consolidated
                                                   Other                                Company
                                       -----------------------------    -------------------------------------
(Amounts in millions)                   2000       1999    % Change       2000           1999       % Change
                                       -------    -------   --------    ----------     ----------    --------
CONDENSED INCOME STATEMENT
Net interest income ................   $ (24.0)   $ (17.9)      (34)%   $    803.4     $    741.5          8 %
Noninterest income .................      34.2        6.0       470          289.1          266.5          8
                                       -------    -------               ----------     ----------
Total revenue ......................      10.2      (11.9)      186        1,092.5        1,008.0          8
Provision for loan losses ..........      --         (0.3)      100           31.8           18.0         77
Noninterest expense(1)..............      29.5       24.0        23          638.2          617.8          3
                                       -------    -------               ----------     ----------
Pretax cash earnings ...............     (19.3)     (35.6)       46          422.5          372.2         14
Income tax expense (benefit) .......     (19.2)     (18.8)       (2)         138.7          123.5         12
Minority interest ..................       4.5        2.8        61            2.4            5.9        (59)
                                       -------    -------               ----------     ----------
Cash earnings(1)....................      (4.6)     (19.6)       77          281.4          242.8         16
Merger expense .....................      31.0        3.9       695           45.5           27.7         64
Impairment loss on First Security
   Corporation common stock ........      96.9       --        --             96.9           --         --
Amortization of Goodwill and
   core deposit intangibles ........       0.7        0.6        17           37.2           36.0          3
Minority interest adjustment .......      (0.9)      (1.0)       10           (0.9)          (1.0)        10
Income tax expense (benefit) .......     (48.8)      (1.2)   (3,967)         (59.0)         (14.0)      (321)
                                       -------    -------               ----------     ----------
     Net income (loss) .............   $ (83.5)   $ (21.9)     (281)%   $    161.7     $    194.1        (17)%
                                       =======    =======               ==========     ==========
YEAR END BALANCE SHEET DATA

Total assets .......................   $  (136)   $   111      (223)%   $   21,939     $   20,281          8%
Net loans and leases ...............        48         20       140         14,378         12,791         12
Allowance for loan losses ..........         2       --        --              196            204         (4)
Goodwill and core
   deposit intangibles .............        23         11       109            641            666         (4)
Total deposits .....................       (26)       (40)       35         15,070         14,062          7
Common equity ......................      (155)      (166)        7          1,779          1,660          7

OPERATING CASH
PERFORMANCE RATIOS(1)
Return on average assets ...........                                          1.34%          1.26%
Return on average common equity ....                                         27.40%         26.77%
Efficiency ratio ...................                                         57.46%         60.33%

OTHER INFORMATION
Full-time equivalent employees           1,057        983                    6,915          6,833
Domestic offices
   Traditional branches ............       --        --                        289            285
   Banking centers in
     grocery stores ................       --        --                         84             77
Foreign office .....................       --        --                          1              1
                                       -------    -------               ----------     ----------
     Total offices .................       --        --                        374            363

ATMs ...............................       --        --                        509            484

(1) Before amortization of goodwill and core deposit intangible assets and merger expense.

                                       41 [continued]

SCHEDULE 2
DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY
AVERAGE BALANCE SHEETS, YIELDS AND RATES


                                                        2000                                   1999
                                        ------------------------------------   ------------------------------------
                                         Average     Amount of     Average      Average     Amount of     Average
(Amounts in millions)                    balance    interest(1)     rate        balance    interest(1)      rate
                                        ---------    ---------    ----------   ---------    ---------    ----------
ASSETS:
Money market investments ............   $   1,061    $    67.4         6.35%   $   1,185    $    67.2         5.67%
Securities:
     Held to maturity ...............       3,254        222.1         6.83%       3,277        204.6         6.24%
     Available for sale .............         685         44.8         6.53%         741         42.4         5.72%
     Trading account ................         574         36.3         6.32%         538         30.1         5.59%
                                        ---------    ---------                 ---------    ---------
          Total securities ..........       4,513        303.2         6.72%       4,556        277.1         6.08%
                                        ---------    ---------                 ---------    ---------

Loans:
     Loans held for sale ............         192         14.5         7.52%         178         12.2         6.85%
     Net loans and leases(2) ........      13,457      1,259.2         9.36%      11,641      1,019.0         8.75%
                                        ---------    ---------                 ---------    ---------
          Total loans ...............      13,649      1,273.7         9.33%      11,819      1,031.2         8.72%
                                        ---------    ---------                 ---------    ---------
Total interest-earning assets .......   $  19,223    $ 1,644.3         8.55%   $  17,560    $ 1,375.5         7.83%
                                                     ---------                              ---------
Cash and due from banks .............         826                                    856
Allowance for loan losses ...........        (203)                                  (211)
Goodwill and core
   deposit intangibles ..............         648                                    655

Other assets ........................       1,228                                  1,052
                                        ---------                              ---------
          Total Assets ..............   $  21,722                              $  19,912
                                        =========                              =========
LIABILITIES:
Interest-bearing deposits:
     Savings and NOW deposits .......   $   1,783    $    40.0         2.24%   $   1,812    $    44.1         2.43%
     Money market and super NOW
        deposits ....................       6,210        289.4         4.66%       5,521        203.6         3.69%
     Time deposits
        under $100,000 ..............       1,719         87.7         5.10%       2,085         98.5         4.72%
     Time deposits $100,000
        or more .....................       1,408         80.4         5.71%       1,257         61.1         4.86%
     Foreign deposits ...............         138          6.3         4.56%         165          7.2         4.36%
                                        ---------    ---------                 ---------    ---------
          Total interest-
             bearing deposits .......      11,258        503.8         4.48%      10,840        414.5         3.82%
                                        ---------    ---------                 ---------    ---------
Borrowed funds:
     Securities sold, not
        yet purchased ...............         311         19.7         6.32%         271         15.6         5.76%
      Federal funds purchased
        and security repurchase
        agreements ..................       2,747        159.7         5.81%       2,369        108.5         4.58%
      Commercial paper ..............         316         20.7         6.55%         194         10.8         5.57%
      FHLB advances and other
         borrowings:
            less than one year ......       1,161         76.2         6.56%         545         28.5         5.23%
            over one year ...........         140          8.5         6.06%          76          4.8         6.32%
      Long-term debt ................         429         34.2         7.98%         453         35.1         7.75%
                                        ---------    ---------                 ---------    ---------
          Total borrowed funds ......       5,104        319.0         6.25%       3,908        203.3         5.20%
                                        ---------    ---------                 ---------    ---------
Total interest-bearing
   liabilities ......................   $  16,362    $   822.8         5.03%   $  14,748    $   617.8         4.19%
                                                     ---------                              ---------
Noninterest-bearing deposits ........       3,316                                  3,249
Other liabilities ...................         329                                    316
                                        ---------                              ---------
Total liabilities ...................      20,007                                 18,313
Minority interest ...................          40                                     37
Total shareholders' equity ..........       1,675                                  1,562
                                        ---------                              ---------
Total liabilities and
   shareholders equity ..............   $  21,722                              $  19,912
                                        =========                              =========

Spread on average interest-
   bearing funds ....................                                  3.52%                                  3.64%
                                                                       ====                                   ====
Net interest income and net yield
   on interest-earning assets .......                $   821.5         4.27%                $   757.7         4.31%
                                                     =========         ====                 =========         ====

(1)  Taxable-equivalent rates used where applicable.
(2) Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

                                       42

                                                        1998                                   1997
                                        ------------------------------------   ------------------------------------
                                         Average     Amount of     Average      Average     Amount of     Average
(Amounts in millions)                    balance    interest(1)     rate        balance    interest(1)      rate
                                        ---------    ---------    ----------   ---------    ---------    ----------
ASSETS:
Money market investments ............   $   1,629    $    92.3         5.67%   $   1,558    $    88.3         5.67%
Securities:
     Held to maturity ...............       2,271        154.8         6.82%       1,790        126.5         7.07%
     Available for sale .............         849         48.6         5.72%         671         46.0         6.86%
     Trading account ................         430         24.0         5.58%         276         16.2         5.87%
                                        ---------    ---------                 ---------    ---------
          Total securities ..........       3,550        227.4         6.41%       2,737        188.7         6.89%
                                        ---------    ---------                 ---------    ---------
Loans:
     Loans held for sale ............         202         14.3         7.08%         163         11.9         7.30%
     Net loans and leases(2) ........       7,430        708.8         9.54%       4,384        437.6         9.98%
                                        ---------    ---------                 ---------    ---------
          Total loans ...............       7,632        723.1         9.47%       4,547        449.5         9.89%
                                        ---------    ---------                 ---------    ---------
Total interest-earning assets .......   $  12,811    $ 1,042.8         8.14%   $   8,842    $   726.5         8.22%
                                                     ---------                              ---------
Cash and due from banks .............         657                                    471
Allowance for loan losses ...........        (132)                                   (81)
Goodwill and core
   deposit intangibles ..............         573                                    132

Other assets ........................         488                                    341
                                        ---------                              ---------
          Total Assets ..............   $  14,397                              $   9,705
                                        =========                              =========

LIABILITIES:
Interest-bearing deposits:
     Savings and NOW deposits .......   $   1,338    $    39.4         2.94%   $     860    $    24.6         2.86%
     Money market and super NOW
        deposits ....................       3,712        134.5         3.62%       2,532        100.5         3.97%
     Time deposits
        under $100,000 ..............       1,651         85.7         5.19%         866         44.9         5.18%
     Time deposits $100,000
        or more .....................         894         49.3         5.51%         310         18.0         5.81%
     Foreign deposits ...............         182          8.2         4.51%         142          6.4         4.51%
                                        ---------    ---------                 ---------    ---------
          Total interest-
             bearing deposits .......       7,777        317.1         4.08%       4,710        194.4         4.13%
                                        ---------    ---------                 ---------    ---------
Borrowed funds:
     Securities sold, not
        yet purchased ...............         202         10.0         4.95%          92          5.3         5.76%
      Federal funds purchased
        and security repurchase
        agreements ..................       1,908         90.5         4.74%       2,206        114.7         5.20%
      Commercial paper ..............          28          1.6         5.71%        --           --
      FHLB advances and other
         borrowings:
            less than one year ......          63          4.0         6.35%          34          2.4         7.06%
            over one year ...........         114          6.6         5.79%         136          8.2         6.03%
      Long-term debt ................         347         29.1         8.39%         253         22.4         8.85%
                                        ---------    ---------                 ---------    ---------
          Total borrowed funds ......       2,662        141.8         5.33%       2,721        153.0         5.62%
                                        ---------    ---------                 ---------    ---------
Total interest-bearing
   liabilities ......................   $  10,439    $   458.9         4.40%   $   7,431    $   347.4         4.68%
                                                     ---------                              ---------
Noninterest-bearing deposits ........       2,448                                  1,439
Other liabilities ...................         196                                    158
                                        ---------                              ---------
Total liabilities ...................      13,083                                  9,028
Minority interest ...................           9                                   --
Total shareholders' equity ..........       1,305                                    677
                                        ---------                              ---------
Total liabilities and
   shareholders equity...............   $  14,397                              $   9,705
                                        =========                              =========
Spread on average interest-
   bearing funds ....................                                  3.74%                                  3.54%
                                                                       ====                                   ====
Net interest income and net yield
   on interest-earning assets .......                $   583.9         4.56%                $   379.1         4.29%
                                                     =========         ====                 =========         ====

(1)  Taxable-equivalent rates used where applicable.
(2) Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

                                                        1996
                                        ------------------------------------
                                         Average     Amount of     Average
(Amounts in millions)                    balance    interest(1)     rate
                                        ---------    ---------    ----------
ASSETS:
Money market investments ............   $     946    $    52.9         5.59%
Securities:
     Held to maturity ...............       1,314         93.9         7.15%
     Available for sale .............         566         38.7         6.84%
     Trading account ................         156          9.2         5.90%
                                        ---------    ---------
          Total securities ..........       2,036        141.8         6.96%
                                        ---------    ---------
Loans:
     Loans held for sale ............         151         11.5         7.62%
     Net loans and leases(2) ........       3,409        340.5         9.99%
                                        ---------    ---------
          Total loans ...............       3,560        352.0         9.89%
                                        ---------    ---------
Total interest-earning assets .......   $   6,542    $   546.7         8.36%
                                                     ---------
Cash and due from banks .............         368
Allowance for loan losses ...........         (75)
Goodwill and core
   deposit intangibles ..............          31

Other assets ........................         257
                                        ---------
          Total Assets ..............   $   7,123
                                        =========
LIABILITIES:
Interest-bearing deposits:
     Savings and NOW deposits .......   $     730    $    21.7         2.97%
     Money market and super NOW
        deposits ....................       2,017         78.9         3.91%
     Time deposits
        under $100,000 ..............         713         37.2         5.22%
     Time deposits $100,000
        or more .....................         223         12.8         5.74%
     Foreign deposits ...............         121          5.4         4.46%
                                        ---------    ---------
          Total interest-
             bearing deposits .......       3,804        156.0         4.10%
                                        ---------    ---------
Borrowed funds:
     Securities sold, not
        yet purchased ...............          77          4.5         5.84%
      Federal funds purchased
        and security repurchase
        agreements ..................       1,358         67.9         5.00%
      Commercial paper ..............        --
      FHLB advances and other
         borrowings:
            less than one year ......          18          1.3         7.22%
            over one year ...........          79          4.8         6.08%
      Long-term debt ................          58          5.2         8.97%
                                        ---------    ---------
          Total borrowed funds ......       1,590         83.7         5.26%
                                        ---------    ---------
Total interest-bearing
   liabilities ......................   $   5,394    $   239.7         4.44%
                                                     ---------
Noninterest-bearing deposits ........       1,098
Other liabilities ...................         107
                                        ---------
Total liabilities ...................       6,599
Minority interest ...................        --
Total shareholders' equity ..........         524
                                        ---------
Total liabilities and
   shareholders equity...............   $   7,123
                                        =========
Spread on average interest-
   bearing funds ....................                                  3.92%
                                                                       ====
Net interest income and net yield
   on interest-earning assets .......                $   307.0         4.69%
                                                     =========         ====


(1)  Taxable-equivalent rates used where applicable.
(2) Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

                                       43 [Continued]

SCHEDULE 3
ANALYSIS OF INTEREST CHANGES DUE TO VOLUME AND RATE

                                                       2000 over 1999                    1999 over 1998
                                               ------------------------------   ------------------------------
                                                 Changes due to                   Changes due to
                                               -------------------    Total     -------------------    Total
(Amounts in millions)                           Volume     Rate(1)   changes     Volume     Rate(1)   changes
                                               --------   --------   --------   --------   --------   --------
INTEREST-EARNING ASSETS:
Money market investments ...................   $   (6.9)  $    7.1   $    0.2   $  (25.3)  $    0.2   $  (25.1)

Securities:
     Held to maturity ......................       (1.6)      19.1       17.5       62.9      (13.1)      49.8
     Available for sale ....................       (3.2)       5.6        2.4       (6.1)      (0.1)      (6.2)
     Trading account .......................        2.1        4.1        6.2        6.1     --            6.1
                                               --------   --------   --------   --------   --------   --------
          Total securities .................       (2.7)      28.8       26.1       62.9      (13.2)      49.7
                                               --------   --------   --------   --------   --------   --------
Loans:
     Loans held for sale ...................        1.0        1.2        2.2       (1.6)      (0.5)      (2.1)
     Net loans and leases(2)................      166.2       74.0      240.2      368.9      (58.7)     310.2
                                               --------   --------   --------   --------   --------   --------
          Total loans ......................      167.2       75.2      242.4      367.3      (59.2)     308.1
                                               --------   --------   --------   --------   --------   --------
Total interest-earning assets ..............   $  157.6   $  111.1   $  268.7   $  404.9   $  (72.2)  $  332.7
                                               --------   --------   --------   --------   --------   --------

INTEREST-BEARING LIABILITIES:
Interest-bearing deposits:
     Savings and NOW deposits ..............   $   (0.6)  $   (3.5)  $   (4.1)  $   11.5   $   (6.8)  $    4.7
     Money market and super NOW deposits ...       27.7       58.1       85.8       66.6        2.5       69.1
     Time deposits under $100,000 ..........      (17.4)       6.6      (10.8)      20.6       (7.8)      12.8
     Time deposits $100,000 or more ........        7.9       11.4       19.3       17.7       (5.9)      11.8
     Foreign deposits ......................       (1.2)       0.3       (0.9)      (0.7)      (0.3)      (1.0)
                                               --------   --------   --------   --------   --------   --------
          Total interest-bearing deposits ..       16.4       72.9       89.3      115.7      (18.3)      97.4
                                               --------   --------   --------   --------   --------   --------
Borrowed funds:
     Securities sold, not yet purchased ....        2.4        1.6        4.0        3.8        1.8        5.6
     Federal funds purchased and
        security repurchase agreements .....       19.1       32.1       51.2       21.1       (3.1)      18.0
     Commercial paper ......................        7.7        2.2        9.9        9.3       (0.1)       9.2
     FHLB advances and other borrowings:
          Less than one year ...............       38.9        8.8       47.7       25.2       (0.7)      24.5
          Over one year ....................        3.9       (0.2)       3.7       (2.2)       0.4       (1.8)
     Long-term debt ........................       (1.8)       0.9       (0.9)       8.1       (2.1)       6.0
                                               --------   --------   --------   --------   --------   --------
          Total borrowed funds .............       70.2       45.4      115.6       65.3       (3.8)      61.5
                                               --------   --------   --------   --------   --------   --------
Total interest-bearing liabilities .........   $   86.6   $  118.3   $  204.9   $  181.0   $  (22.1)  $  158.9
                                               --------   --------   --------   --------   --------   --------
Change in net interest income ..............   $   71.0   $   (7.2)  $   63.8   $  223.9   $  (50.1)  $  173.8
                                               ========   ========   ========   ========   ========   ========

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

PROVISION FOR LOAN LOSSES

The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. See the discussion on allowance for loan losses under Risk Elements. The provision for loan losses was $31.8 million in 2000, compared to $18.0 million in 1999 and $14.0 million in 1998. The provision was .23% of average loans for 2000, .15% in 1999 and .18% for 1998.

NONINTEREST INCOME

Noninterest income, excluding the impairment loss recognized on the First Security Corporation common stock, comprised 26.5% of net revenue in 2000, compared to 26.4% in 1999 and 26.8% in 1998. Noninterest income excluding the impairment loss was $289.1 million in 2000, an increase of 8.5% over $266.5 million in 1999, which was up 26.8% over $210.2 million in 1998. Noninterest income from The Sumitomo Bank of California for 1998 included only income for the last quarter of the year, following the acquisition. Schedule 4 shows the major components of noninterest income.

SCHEDULE 4
NONINTEREST INCOME


                                                   Percent               Percent              Percent              Percent
(Amounts in millions)                     2000      change      1999      change      1998     change     1997      change    1996
                                        --------   --------   --------   --------   --------  --------  --------   -------  --------
Service charges on deposit accounts .   $   78.3        2.0%  $   76.8       25.7%  $   61.1      36.7% $   44.7      25.6% $   35.6
Other service charges,
   commissions and fees .............       65.3       (1.2)      66.1       16.0       57.0      39.4      40.9      32.8      30.8
Trust income ........................       18.2       15.2       15.8       43.6       11.0      35.8       8.1      37.3       5.9
Investment securities
   gains (losses), net ..............       14.8      593.3       (3.0)    (173.2)       4.1     355.6       0.9     800.0       0.1
Impairment loss on First Security
   Corporation common stock .........      (96.9)    --         --         --         --        --        --        --        --
Underwriting and trading
   income ...........................       10.1      (12.2)      11.5       25.0        9.2      61.4       5.7     111.1       2.7
Loan sales and servicing income .....       51.7       27.7       40.5      (19.6)      50.4      30.2      38.7      10.3      35.1
Other income ........................       50.7      (13.8)      58.8      237.9       17.4      87.1       9.3      27.4       7.3
                                        --------              --------              --------            --------            --------
Total ...............................   $  192.2      (27.9)% $  266.5       26.8%  $  210.2      41.7% $  148.3      26.2% $  117.5
                                        ========              ========              ========            ========            ========

Service charges for 2000, compared with 1999, were relatively flat, reflecting the modest deposit growth experienced by the Company during 2000 and a competitive service charge environment in the Company's markets. The 25.7% increase in deposit service charges for 1999, compared to 1998, resulted from the increase of the Company's deposit base through acquisitions and internal growth and the inclusion of fees from the 1998 acquisition of The Sumitomo Bank of California for only the last quarter of 1998.

Other service charges, commissions and fees, which include investment, brokerage and fiscal agent fees, electronic delivery system fees, insurance commissions, merchant fee income and other miscellaneous fees, were $65.3 million in 2000, down 1.2% from the $66.1 million of fees earned in 1999, which were up 16.0% from 1998. The decrease in fees for 2000 results from a decrease in brokerage and fiscal agent fees of $1.1 million and a decrease in commissions and fees from insurance products of $1.4 million.

Trust income for 2000 was up 15.2% over 1999, which was up 43.6% over 1998. The Company has significantly expanded its trust services in Arizona and Colorado. Investment securities gains for 2000 include gains of $23.6 million on the sale of First Security Corporation common stock and an impairment loss of $13.4 million on a technology company investment by the Company's venture funding group.

Underwriting and trading income decreased 12.2% to $10.1 million in 2000 from $11.5 million in 1999, which was up 25.0% over $9.2 million earned in 1998. The decrease for 2000 reflects the slow-down in capital markets transactions. During 1998, the Company commenced the provision of online executable government bond sales using Bloomberg and the Internet, which resulted in increased revenues for 1999 and 1998.

Loan sales and servicing income increased 27.7% in 2000 to $51.7 million over $40.5 million in 1999, which was down 19.6% from $50.4 million in 1998. The increase for 2000 over 1999 resulted mainly from gains and servicing fees from SBA 504 loan securitizations completed during 2000 and 1999. The decrease in loan sales and servicing income for 1999 was the result of a Company decision to decrease its mortgage origination and servicing activities, resulting in decreased loan servicing income and gains on sales as well as decreased expense.

Other income, which includes income from investments in bank-owned life insurance, income recognized on nonmarketable equity securities from the Company's venture funding operations, income from unconsolidated subsidiaries and associated companies, net gains on sales of fixed assets and other assets, and other items, was $50.7 million in 2000, a decrease of 13.8% from 1999, which was up $41.4 million or 237.9% from 1998. The significant increase for 1999 was mainly due to increased income from venture funding operations. Included in other noninterest income for 1999 was $42.6 million of income from the Company's venture funding operations. During 1999, the Company also recognized impairment and other losses related to SBA interest-only strips of $8.3 million.

NONINTEREST EXPENSE

The Company's noninterest expense was $720.8 million in 2000, an increase of 5.8% over $681.6 million in 1999, which was up 22.4% over the $556.7 million in 1998. Included in 2000, 1999 and 1998 expense was $45.5 million, $27.7 million and $38.1 million, respectively, in merger-related expenses. Excluding merger-related expense and amortization of goodwill and core deposit intangibles, noninterest expense increased 3.3% for 2000 compared to 1999.
Schedule 5 shows the major components of noninterest expense.

SCHEDULE 5
NONINTEREST EXPENSE


                                               Percent             Percent            Percent              Percent
(Amounts in millions)                 2000     change     1999     change     1998    change      1997     change    1996
                                     -------   -------   -------   -------   -------  -------    -------   ------   -------
Salaries and benefits .............. $ 348.3       0.5%  $ 346.7      32.6%  $ 261.5     58.6%   $ 164.9     25.9%  $ 131.0
Occupancy, net .....................    51.7       4.7      49.4      47.9      33.4     85.6       18.0     33.3      13.5
Furniture and equipment ............    52.7      16.1      45.4      18.5      38.3     56.3       24.5     41.6      17.3
Other real estate expense (income) .     0.3     400.0      (0.1)   (114.3)      0.7    133.3        0.3    250.0      (0.2)
Legal and professional services ....    19.7      21.6      16.2      (0.6)     16.3    101.2        8.1     50.0       5.4
Supplies ...........................    11.0      (1.8)     11.2      (5.9)     11.9     41.7        8.4     23.5       6.8
Postage ............................    10.9      (6.8)     11.7       6.4      11.0     50.7        7.3     23.7       5.9
Advertising ........................    25.4      37.3      18.5      46.8      12.6     70.3        7.4     27.6       5.8
FDIC premiums ......................     3.4      54.5       2.2      46.7       1.5    114.3        0.7     --        --
Merger-related expense .............    45.5      64.3      27.7     (27.3)     38.1  4,662.5        0.8     --        --
Amortization of goodwill and
         core deposit intangibles ..    37.2       3.3      36.0      13.6      31.7    346.5        7.1    208.7       2.3
Other expenses .....................   114.7      (1.7)    116.7      17.1      99.7     52.4       65.4     25.8      52.0
                                     -------             -------             -------             -------            -------
Total .............................. $ 720.8       5.8%  $ 681.6      22.4%  $ 556.7     77.9%   $ 312.9     30.5%  $ 239.8
                                     =======             =======             =======             =======            =======

The increase in furniture and equipment expense for 2000 compared to 1999 includes increased expenses related to upgrading branch and administrative facilities of California Bank & Trust branches and increased expenses related to technology upgrades, including Internet security and authentification systems. The increased advertising expense for 2000 reflects efforts to promote Internet banking products and reestablish the Company's presence in critical markets subsequent to the terminated merger with First Security Corporation.

In 1999 salaries and employee benefits increased primarily as a result of increased staffing from acquisitions and the opening of new offices, as well as general salary increases and bonuses which are based on increased profitability. The occupancy, furniture and equipment expense increase resulted primarily from the addition of office facilities, installation of personal computers and local area networks, and expenses related to technology initiatives. The increase in all other expenses resulted primarily from increases related to acquisitions and expansion and increased expenditures in selected areas to enhance revenue growth. Also, expenses for 1998 only include operations of The Sumitomo Bank of California for the last quarter of the year, since the bank was acquired in a purchase transaction on October 1, 1998.

On December 31, 2000, the Company had 6,915 full-time equivalent employees and 373 domestic offices compared to 6,833 employees and 362 offices at year-end 1999 and 7,099 full-time equivalent employees and 345 offices at year-end 1998.

The Company's operating cash "efficiency ratio", or noninterest expenses, excluding amortization of goodwill and core deposit intangibles and merger-related expenses, as a percentage of total taxable-equivalent net revenues, improved to 57.5% in 2000, compared to 60.3% in 1999 and 61.3% in 1998.

INCOME TAXES

The Company's income tax expense for 2000 was $79.7 million, compared to $109.5 million in 1999 and $69.6 million in 1998. The Company's effective income tax rate was 32.8% in 2000, 35.5% in 1999 and 32.6% in 1998. The lower effective tax rate for 2000 results mainly from a higher percentage of nontaxable income and a reduction in nondeductible merger-related expenses. The higher rate for 1999 is mainly due to a higher percentage of the Company's income being generated in states with higher tax rates and increased nondeductible goodwill amortization. The lower effective tax rate for 1998 resulted primarily from decisions regarding a corporate reorganization.

BALANCE SHEET ANALYSIS

EARNING ASSETS
Earning assets consist of money market investments, securities and loans. A comparative average balance sheet report, including earning assets, is presented in Schedule 2.

Average earning assets increased 9.5% to $19,223 million in 2000, compared to $17,560 million in 1999. Earning assets comprised 88.5% of total average assets in 2000, compared with 88.2% in 1999.

Average money market investments, consisting of interest-bearing deposits, federal funds sold and security resell agreements, decreased 10.5% to $1,061 million in 2000, compared to $1,185 million in 1999.

Average securities decreased .9% to $4,513 million in 2000, compared to $4,556 million in 1999. Average held-to-maturity securities decreased .7% to $3,254 million, available-for-sale securities decreased 7.6% to $685 million, and trading account securities increased 6.7% to $574 million.

Average net loans and leases increased 15.5% to $13,649 million in 2000, compared to $11,819 million in 1999, representing 71.0% of earning assets in 2000 compared to 67.3% in 1999. Average net loans and leases were 93.7% of average total deposits in 2000, as compared to 83.9% in 1999.

INVESTMENT SECURITIES PORTFOLIO
Schedule 6 presents the Company's year-end investment securities on December 31, 2000, 1999, and 1998. Schedule 7 presents the Company's maturities and average yields on securities on December 31, 2000. See Note 4 of the Notes to Consolidated Financial Statements for additional information about securities.

SCHEDULE 6
INVESTMENT SECURITIES PORTFOLIO

                                                                           December 31,
                                               ---------------------------------------------------------------------
                                                        2000                    1999                    1998
                                               ---------------------   ---------------------   ---------------------
                                               Amortized     Market    Amortized     Market    Amortized     Market
(Amounts in millions)                            cost        value       cost        value       cost        value
                                               ---------   ---------   ---------   ---------   ---------   ---------
HELD TO MATURITY:
U.S. Treasury securities ...................   $       1   $       1   $       1   $       1   $      63   $      63
U.S. government agencies
   and corporations:
      Small Business
         Administration loan-
         backed securities .................         560         563         440         445         358         356
      Other agency securities ..............       1,269       1,285       1,270       1,233         940         944
States and political subdivisions ..........         292         296         314         309         331         340
Mortgage-backed securities .................       1,003       1,008       1,305       1,303       1,159       1,166
                                               ---------   ---------   ---------   ---------   ---------   ---------
                                                   3,125       3,153       3,330       3,291       2,851       2,869
                                               ---------   ---------   ---------   ---------   ---------   ---------
AVAILABLE FOR SALE:
U.S. Treasury securities ...................          51          52          93          93          98         100
U.S. government agencies and corporations ..          94          94          51          50         362         346
States and political subdivisions ..........         185         190         102          97          67          68
Mortgage- and other asset-backed
   securities ..............................         274         273         147         143         179         180
                                               ---------   ---------   ---------   ---------   ---------   ---------
                                                     604         609         393         383         706         694
                                               ---------   ---------   ---------   ---------   ---------   ---------
Equity securities:
   Mutual funds:
      Accessor Funds, Inc. .................         159         160         141         139         117         118
   Other stock .............................          18          13         242         257         137         142
                                               ---------   ---------   ---------   ---------   ---------   ---------
                                                     177         173         383         396         254         260
                                               ---------   ---------   ---------   ---------   ---------   ---------
                                                     781         782         776         779         960         954
                                               ---------   ---------   ---------   ---------   ---------   ---------
Total ......................................   $   3,906   $   3,935   $   4,106   $   4,070   $   3,811   $   3,823
                                               =========   =========   =========   =========   =========   =========

SCHEDULE 7
MATURITIES AND AVERAGE YIELDS ON SECURITIES
ON DECEMBER 31, 2000

                                                                             After one but       After five but
                                   Total securities     Within one year    within five years    within ten years   After ten years
                                   -----------------   -----------------   -----------------   -----------------   ----------------
(Amounts in millions)              Amount     Yield*   Amount     Yield*   Amount     Yield*   Amount     Yield*   Amount    Yield*
                                   ------     ------   ------     ------   ------     ------   ------     ------   ------    ------
HELD TO MATURITY:
U.S. Treasury securities .......   $    1       6.2%   $    1       6.2%   $ --                $   --              $ --
U.S. government agencies
   and corporations:
      Small Business
         Administration loan-
         backed securities .....      560       8.2%       49       8.1%      354       8.1%       82       8.3%       75      8.3%
      Other agency securities ..    1,269       6.4%       33       6.2%    1,057       6.2%       41       7.3%      138      7.7%
States and political
   subdivisions ................      292       8.3%       59       8.3%      108       8.3%       63       8.3%       62      8.3%
Mortgage-backed securities .....    1,003       6.8%      295       6.8%      590       6.8%       65       7.2%       53      7.1%
                                   ------              ------              ------              ------              ------
                                    3,125       7.0%      437       7.1%    2,109       6.8%      251       7.9%      328      7.8%
                                   ------              ------              ------              ------              ------

AVAILABLE FOR SALE:
U.S. Treasury securities .......       51       5.9%       21       5.1%       28       6.4%        2       6.5%     --
U.S. government agencies
   and corporations ............       94       6.1%        8       6.2%       86       6.1%     --                  --
States and political
   subdivisions ................      185       8.6%       30       9.0%       50       8.6%       54       8.1%       51      8.9%
Mortgage- and other
   asset-backed securities .....      274       7.1%       10       7.0%       46       6.7%       59       6.4%      159      7.5%
                                   ------              ------              ------              ------              ------
                                      604       7.3%       69       7.2%      210       6.9%      115       7.2%      210      7.8%
                                   ------              ------              ------              ------              ------
Equity securities:
   Mutual funds:
      Accessor Funds, Inc. .....      159       6.2%     --                  --                  --                   159      6.2%
   Other stock .................       18       1.0%     --                  --                  --                    18      1.0%
                                   ------              ------              ------              ------              ------
                                      177       5.7%     --                  --                  --                   177      5.7%
                                   ------              ------              ------              ------              ------
                                      781       6.9%       69       7.2%      210       6.9%      115       7.2%      387      6.9%
                                   ------              ------              ------              ------              ------
Total ..........................   $3,906       7.0%   $  506       7.1%   $2,319       6.8%   $  366       7.6%   $  715      7.3%
                                   ======              ======              ======              ======              ======

*Taxable-equivalent rates used where applicable.

LOAN PORTFOLIO

During 2000, the Company consummated securitized loan sales of automobile loans, credit card receivables, home equity credit lines, Small Business Administration
(SBA) and Federal Agricultural Mortgage Corporation ("Farmer Mac") loans totaling $1,141 million. The Company also sold $533 million of long-term residential mortgage loans, SBA loans, Farmer Mac loans, and student loans classified as held for sale. After these sales, gross loans and leases on December 31, 2000 totaled $14,458 million, an increase of 12.5% compared to $12,853 million on December 31, 1999.

Schedule 8 sets forth the amount of loans outstanding by type on December 31 for the years indicated and the maturity distribution and sensitivity to changes in interest rates of the portfolio on December 31, 2000.


SCHEDULE 8
LOAN PORTFOLIO BY TYPE


                                                      December 31, 2000
                                            -------------------------------------
                                                     One year    Over                            December 31,
                                           One year   through    five               -------------------------------------
(Amounts in millions)                       or less five years   years     Total     1999      1998      1997      1996
                                            -------   -------   -------   -------   -------   -------   -------   -------
Loans held for sale .....................   $   145   $    11   $    25   $   181   $   205   $   232   $   179   $   150

Commercial, financial and agricultural ..     1,369     1,701       545     3,615     3,036     2,844     1,406       949

Real estate:
     Construction .......................     1,026     1,221        26     2,273     1,722       960       576       387
     Other:
          Home equity credit line .......        30        27       206       263       232       232       165       188
          1-4 family residential ........       278       297     2,336     2,911     2,503     2,207       742       560
          Other real estate-secured .....       482     1,058     2,650     4,190     4,168     3,894     1,678     1,213
                                            -------   -------   -------   -------   -------   -------   -------   -------
                                              1,816     2,603     5,218     9,637     8,625     7,293     3,161     2,348
                                            -------   -------   -------   -------   -------   -------   -------   -------
Consumer:
     Bankcard ...........................        93        42      --         135       107        99        73        47
     Other ..............................       102       269       101       472       490       472       417       286
                                            -------   -------   -------   -------   -------   -------   -------   -------
                                                195       311       101       607       597       571       490       333
                                            -------   -------   -------   -------   -------   -------   -------   -------

Lease financing .........................        16       213        88       317       275       214       176       160

Foreign loans ...........................         3        16         7        26        53        44      --        --

Other receivables .......................        69         3         3        75        62        72        95        41
                                            -------   -------   -------   -------   -------   -------   -------   -------
     Total loans ........................   $ 3,613   $ 4,858   $ 5,987   $14,458   $12,853   $11,270   $ 5,507   $ 3,981
                                            =======   =======   =======   =======   =======   =======   =======   =======

Loans maturing in more than one year:
     With fixed interest rates ..........             $ 1,638   $ 2,989   $ 4,627
     With variable interest rates .......               3,220     2,998     6,218
                                                      -------   -------   -------
         Total .........................              $ 4,858   $ 5,987   $10,845
                                                      =======   =======   =======

SOLD LOANS BEING SERVICED

On December 31, 2000, long-term first mortgage real estate loans serviced for others amounted to $198 million, compared to $237 million on December 31, 1999, and $1,995 million on December 31, 1998. During 1999, the Company merged Zions Mortgage Company, its wholly owned mortgage company, into Zions First National Bank and sold most of its mortgage servicing and outsourced servicing retained on long-term first mortgage real estate loans.

Consumer and other loan securitizations serviced, which relate primarily to loans sold under revolving securitization structures, totaled $1,750 million, $1,252 million, and $1,040 million on December 31, 2000, 1999 and 1998, respectively.

Schedule 9 summarizes the Company's activity in its portfolio of sold loans being serviced (excluding long-term first mortgage real estate loans).

SCHEDULE 9
SOLD LOANS BEING SERVICED

                                        2000                        1999                       1998
                              -------------------------   -------------------------   -------------------------
                                            Outstanding                 Outstanding                 Outstanding
(Amounts in millions)            Sales      at year end      Sales      at year end      Sales      at year end
                              -----------   -----------   -----------   -----------   -----------   -----------
Auto loans ................   $       164   $       310   $       195   $       326   $       198   $       345
Home equity credit lines ..           248           312           255           274           261           261
Bankcard receivables ......           169            61           194            67           282           134
Home refinance loans ......          --               6          --              10          --              23
SBA 504 loans .............           494           722           212           275          --             100
SBA 7(a) loans ............             1            52            15            67            33            73
Farmer Mac ................            65           287           111           233           110           104
                              -----------   -----------   -----------   -----------   -----------   -----------
     Total ................   $     1,141   $     1,750   $       982   $     1,252   $       884   $     1,040
                              ===========   ===========   ===========   ===========   ===========   ===========


DEPOSITS AND BORROWED FUNDS

Total deposits increased 7.2% to $15,070 million on December 31, 2000, as compared to $14,062 million on December 31, 1999. Comparing December 31, 2000 to December 31, 1999, demand deposits increased 9.4%, savings and money market deposits increased 8.0%, and time deposits under $100,000 decreased 11.3%, while time deposits over $100,000 increased 34.3% and foreign deposits decreased 35.0%.

As derived from Schedule 2, total average deposits increased 3.4% to $14,574 million in 2000 from $14,089 million in 1999. Average noninterest-bearing deposits increased 2.1%, average savings and NOW deposits decreased 1.6%, average money market and super NOW deposits increased 12.5%, and average time deposits under $100,000 decreased 17.6%. Average time deposits over $100,000 increased 12.0% over 1999 average balances, and average foreign deposits decreased 16.4% for 2000, as compared with 1999.

See Notes 9, 10 and 11 of the Notes to Consolidated Financial Statements and the discussion under Liquidity Risk Management for information on borrowed funds.

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

Total shareholders' equity on December 31, 2000 was $1,779 million, an increase of 7.2% over total shareholders' equity of $1,660 million on December 31, 1999. The ratio of average equity to average assets for 2000 was 7.71%, compared to 7.85% for 1999.

During 2000, 1999 and 1998, the Company repurchased and retired 80,174, 115,769 and 591,009 shares of its common stock at a cost of $3.9 million, $6.7 million and $25.7 million, respectively.

On December 31, 2000, the Company's Tier 1 leverage ratio was 6.38%, as compared to 6.16% on December 31, 1999. On December 31, 2000, the Company's Tier 1 risk-based capital ratio was 8.53%, as compared to 8.64% on December 31, 1999.

On December 31, 2000, the Company's total risk-based capital ratio was 10.83%, as compared to 11.29% on December 31, 1999. Regulatory minimum capital adequacy ratios for Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital are 3%, 4% and 8%, respectively. Ratios to be considered well-capitalized are 5%, 6% and 10%, respectively. See Note 17 of the Notes to Consolidated Financial Statements for additional information on risk-based capital.

DIVIDENDS

Dividends per share were $.89 in 2000, an increase of 23.6% over $.72 in 1999, which were up 33.3% over $.54 in 1998. The Company's quarterly dividend rate was $.12 for the first quarter of 1998, increasing to $.14 per share for the second, third and fourth quarters of 1998 and the first quarter of 1999. For the second and third quarters of 1999 the dividend rate was increased to $.29 per share to bring it into parity with the dividend rate of First Security Corporation. No dividend was declared during the fourth quarter of 1999. Dividends for 2000 were $.29 per share for the first quarter and were reduced to $.20 for the second, third and fourth quarters after the merger agreement with First Security Corporation was terminated.

FOREIGN OPERATIONS

Zions First National Bank opened a foreign office located in Grand Cayman, Grand Cayman Islands, B.W.I. in 1980. The office accepts Eurodollar deposits from qualified customers and places deposits with foreign banks and foreign branches of other U.S. banks. Foreign deposits at December 31, 2000, 1999 and 1998 totaled $136 million, $210 million and $204 million, respectively; and averaged $138 million for 2000, $165 million for 1999 and $182 million for 1998. See
Schedule 8 Loan Portfolio by Type for details of foreign loans outstanding.

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

Another aspect of the Company's credit risk management strategy is the diversification of the loan portfolio. At year end, the Company had 1% of its portfolio in loans held for sale, 25% in commercial loans, 67% in real estate loans, 4% in consumer loans, and 2% in lease financing. The Company's real estate portfolio is also diversified. Of the total real estate loan portfolio, 24% is in real estate construction loans, 3% is in home equity credit lines, 30% is in 1-4 family residential loans and 43% is in commercial loans secured by real estate. The Company's commercial real estate concentration is in part mitigated by its emphasis of lending programs sponsored by the Small Business Administration, which carries the preponderance of credit risk on these types of loans. The Company also focuses on the provision of commercial real estate credit to borrowers that occupy the facility. In addition, the Company attempts to avoid the risk of an undue concentration of credits in a particular industry or trade group. See Note 6 of the Notes to Consolidated Financial Statements for further information on concentrations of credit risk. The Company has no significant exposure to highly leveraged transactions. Most of the Company's business activity is with customers located within the states of Utah, Idaho, California, Nevada, Arizona, Colorado, and Washington. Also, the Company limits its exposure to any individual customer or counterparty.

NONPERFORMING ASSETS

Nonperforming assets include nonaccrual loans, restructured loans and other real estate owned. Loans are generally placed on nonaccrual status when the loan is 90 days or more past due as to principal or interest, unless the loan is in the process of collection and well-secured. Consumer loans are normally not placed on a nonaccrual status, inasmuch as they are generally charged off when they become 120 days past due. Loans are restructured to provide a reduction or deferral of interest or principal payments when the financial condition of the borrower deteriorates and requires that the borrower be given temporary or permanent relief from the original contractual terms of the credit. Other real estate owned is primarily acquired through or in lieu of foreclosure on credits secured by real estate.

The Company's nonperforming assets were $71 million on December 31, 2000, down from $75 million on December 31, 1999. Such nonperforming assets as a percentage of net loans and leases, other real estate owned and other nonperforming assets were .49% on December 31, 2000, compared to .58% on December 31, 1999.

Accruing loans past due 90 days or more totaled $27 million on December 31, 2000, up from $21 million on December 31, 1999. These loans equaled .19% of net loans and leases on December 31, 2000, as compared to .16% on December 31, 1999.

No loans were considered potential problem loans on December 31, 2000 or 1999. Potential problem loans are defined as loans currently on accrual and not contractually past due 90 days or more and not restructured, but about which management has serious doubt as to the future ability of the borrower to comply with present repayment terms and which may result in the reporting of the loans as nonperforming assets in the future.

The Company's total recorded investment in impaired loans included in nonaccrual loans and leases amounted to $45.9 million and $57.1 million on December 31, 2000 and 1999, respectively. The Company considers a loan to be impaired when the accrual of interest has been discontinued and the loan meets certain other criteria. The amount of the impairment is measured based on the present value of expected cash flows, the observable market price of the loan, or the fair value of the collateral. Impairment losses are included in the allowance for loan losses through a provision for loan losses. Included in the allowance for loan losses on December 31, 2000 and 1999, is an allowance of $10.1 million and $16 million, respectively, on $16.2 million and $22.5 million, respectively, of the recorded investment in impaired loans. See Note 5 of the Notes to Consolidated Financial Statements for additional information on impaired loans.

SCHEDULE 10
NONPERFORMING ASSETS

                                                                         December 31,
                                                             ------------------------------------
<(Amounts in millions)                                       2000    1999    1998    1997    1996
                                                             ----    ----    ----    ----    ----
Nonaccrual loans:
     Commercial, financial and agricultural ..............   $ 20    $ 29    $ 12    $  4    $  5
     Real estate .........................................     34      34      39       7       6
     Consumer ............................................      2       1       1       1       1
     Lease financing .....................................      2       1       3       1       1
     Other ...............................................    --      --      --      --      --
Restructured loans:
     Commercial, financial and agricultural ..............      2     --      --      --      --
     Real estate .........................................      1       1       5       1       1
Other real estate owned:
     Commercial, financial and agricultural:
          Improved .......................................      6       5     --        2     --
          Unimproved .....................................      2       3     --      --      --
     Residential:
          1-4 Family .....................................      2       1       2       1     --
          Multi-family ...................................    --      --      --      --      --
     Other ...............................................    --      --        3     --      --
                                                             ----    ----    ----    ----    ----
          Total ..........................................   $ 71    $ 75    $ 65    $ 17    $ 14
                                                             ====    ====    ====    ====    ====
% of net loans* and leases, other real estate owned and
     other nonperforming assets ..........................    .49%    .58%    .58%    .31%    .36%

Accruing loans past due 90 days or more:
     Commercial, financial and agricultural ..............   $  8    $  4    $  5    $  2    $  1
     Real estate .........................................     18      15      20       7       2
     Consumer ............................................      1       2       1       1       1
                                                             ----    ----    ----    ----    ----
          Total ..........................................   $ 27    $ 21    $ 26    $ 10    $  4
                                                             ====    ====    ====    ====    ====
% of net loans* and leases ...............................    .19%    .16%    .23%    .18%    .09%

*Includes loans held for sale.

ALLOWANCE FOR LOAN LOSSES

The Company's allowance for loan losses was 1.36% of net loans and leases on December 31, 2000, compared to 1.60% on December 31, 1999. Net charge-offs in 2000 were $42 million, or .31% of average loans and leases, compared to net charge-offs of $30 million, or .25% of average net loans and leases in 1999 and net charge-offs of $16 million, or .21% of average net loans and leases in 1998.

The allowance, as a percentage of nonaccrual loans and restructured loans, was 320.7% on December 31, 2000, compared to 310.9% on December 31, 1999 and 354.9% on December 31, 1998. The allowance, as a percentage of nonaccrual loans and accruing loans past due 90 days or more, was 229.4% on December 31, 2000, compared to 238.1% on December 31, 1999 and 264.2% on December 31, 1998.

On December 31, 2000, 1999 and 1998, the allowance for loan losses includes an allocation of $22 million, $23 million and $20 million, respectively, related to commitments to extend credit on loans and standby letters of credit. Commitments to extend credit on loans and standby letters of credit on December 31, 2000, 1999, and 1998 totaled $7,254 million, $6,001 million, and $5,090 million, respectively. The Company's actual future credit exposure is much lower than the contractual amounts of the commitments because a significant portion of the commitments is expected to expire without being drawn upon.

In analyzing the adequacy of the allowance for loan losses, management utilizes a comprehensive loan grading system to determine risk potential in the portfolio, and considers the results of independent internal credit reviews. To determine the adequacy of the allowance, the Company's loan and lease portfolio is broken into segments based on loan type.

Historical loss experience factors by segment, adjusted for changes in trends and conditions, are used in determining the required allowance for each segment. Historical loss factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific portfolio segment. Other considerations, such as volumes and trends of delinquencies, nonaccruals, repossessions and bankruptcies, criticized and classified loan trends, current and anticipated foreclosure losses, new products and policies, economic conditions, concentrations of credit risk, and experience and abilities of lending personnel, are also considered in establishing the loss factors.

All loans graded substandard in the amount of $1 million or more and all credits graded doubtful in the amount of $100 thousand or more are individually evaluated based on facts and circumstances of the loan and a specific allowance amount designated. Specific allowances may also be established for loans in amounts below the specified thresholds when it is determined that the risk differs significantly from factor amounts established for the category. Although management has allocated a portion of the allowance to specific loan categories using the methods described, the adequacy of the allowance must be considered in its entirety. To mitigate the imprecision in most estimates of expected credit losses, the allocated component of the allowance is supplemented by an unallocated component. The unallocated portion of the allowance includes management's judgmental determination of the amounts necessary for subjective factors such as economic uncertainties and concentration risks. Accordingly, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period. Schedule 11 provides a breakdown of the allowance for loan losses by loan category, and Schedule 12 summarizes loan loss experience.

SCHEDULE 11
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                              2000               1999              1998              1997              1996
                                        ----------------   ---------------   ---------------   ---------------   ---------------
                                        % of   Allocation  % of  Allocation  % of  Allocation  % of  Allocation  % of  Allocation
                                        total     of       total    of       total    of       total    of       total    of
(Amounts in millions)                   loans  allowance   loans allowance   loans allowance   loans allowance   loans allowance
                                        -----  ---------   ----- ---------   ----- ---------   ----- ---------   ----- ---------
Type of loan
Loans held for sale ..................    1.3% $    --      1.6% $    --      2.1% $    --      3.3% $    --      3.8% $    --
Commercial, financial and agricultural   25.1%        53   23.8%        46   25.4%        83   25.5%        17   23.8%        16
Real estate ..........................   66.7%       107   67.4%       100   64.9%        52   57.4%        28   59.0%        28
Consumer .............................    4.2%         8    4.6%        12    5.1%        12    8.9%        10    8.4%         8
Lease financing ......................    2.2%         4    2.1%         6    1.9%         6    3.2%         2    4.0%         2
Other receivables ....................    0.5%      --      0.5%      --      0.6%      --      1.7%      --      1.0%      --
                                        -----             -----             -----             -----             -----
     Total loans .....................  100.0%            100.0%            100.0%            100.0%            100.0%
                                        -----             -----             -----             -----             -----
Off-balance sheet
   unused commitments and
   standby letters of credit .........                22                23                20                 9                 6
                                               ---------         ---------         ---------         ---------         ---------
Total allocated ......................               194               187               173                66                60
Unallocated ..........................                 2                17                40                23                17
                                               ---------         ---------         ---------         ---------         ---------
     Total allowance for loan losses .         $     196         $     204         $     213         $      89         $      77
                                               =========         =========         =========         =========         =========

SCHEDULE 12
SUMMARY OF LOAN LOSS EXPERIENCE


(Amounts in millions)                               2000        1999        1998        1997        1996
                                                  --------    --------    --------    --------    --------
Loans* and leases outstanding on December 31,
     (net of unearned  income) .................  $ 14,378    $ 12,791    $ 11,219    $  5,463    $  3,941
                                                  ========    ========    ========    ========    ========
Average loans* and leases outstanding
     (net of unearned  income) .................  $ 13,649    $ 11,819    $  7,632    $  4,547    $  3,560
                                                  ========    ========    ========    ========    ========

Allowance for loan losses:
Balance at beginning of year ...................  $    204    $    213    $     89    $     77    $     73

Allowance of companies acquired ................         2           3         126          14           3

Provision charged against earnings .............        32          18          14           6           5

Loans and leases charged off:
     Commercial, financial and agricultural ....       (38)        (32)         (9)         (6)         (1)
     Real estate ...............................        (4)         (3)         (6)       --          --
     Consumer ..................................        (9)         (9)         (9)         (8)         (8)
     Lease financing ...........................        (2)         (2)         (1)       --          --
                                                  --------    --------    --------    --------    --------
          Total ................................       (53)        (46)        (25)        (14)         (9)
                                                  --------    --------    --------    --------    --------
Recoveries:
     Commercial, financial and agricultural ....         6           6           3           2           2
     Real estate ...............................         1           7           3           2        --
     Consumer ..................................         3           3           3           2           2
     Lease financing ...........................         1        --          --          --             1
                                                  --------    --------    --------    --------    --------
          Total ................................        11          16           9           6           5
                                                  --------    --------    --------    --------    --------
Net loan and lease charge-offs .................       (42)        (30)        (16)         (8)         (4)
                                                  --------    --------    --------    --------    --------
Balance at end of year .........................  $    196    $    204    $    213    $     89    $     77
                                                  ========    ========    ========    ========    ========

Ratio of net charge-offs to
     average loans and leases ..................       .31%        .25%        .21%        .19%        .11%
Ratio of allowance for loan losses to loans
     and leases outstanding on December 31, ....      1.36%       1.60%       1.89%       1.62%       1.95%
Ratio of allowance for loan losses to
     nonperforming loans on December 31, .......    320.69%     310.87%     354.94%     655.59%     546.81%
Ratio of allowance for loan losses to
     nonaccrual loans and accruing loans past
     due 90 days or more on December 31, .......    229.35%     238.07%     264.20%     389.19%     458.91%

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

At year end 2000 and 1999, the Company's duration of equity was estimated to be approximately 4.0 years and 3.4 years, respectively. A 200-basis-point immediate increase in rates was estimated to increase the duration of equity to 4.6 years in 2000 and 4.4 years in 1999. Conversely, an immediate decrease in rates of similar magnitude was estimated to decrease the duration of equity to 3.2 years in 2000 and 2.5 years in 1999. Company policy requires that all three of these measures be between 0 and 7 years.

For income simulation, Company policy requires that net interest income not be expected to decline by more than 10% during one year if rates were to immediately rise or fall by 200 basis points. At year-end 2000 and 1999, net interest income was expected to decline 0.4% and 0.6%, respectively, if interest rates were to sustain an immediate increase of 200 basis points. If interest rates were to similarly decline 200 basis points, net interest income would be expected to decrease 1.6% and 2.3%, respectively. These estimates include management's assumptions regarding loan and deposit pricing, security and loan prepayments, and changing relationships to market rates.

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

At year end the one-year gap for the Company was negative $1,140 million: i.e., the $12,522 million of assets that mature or reprice during 2001 was less than the sum of $12,065 million of liabilities and the negative $1,597 million net effect of off-balance sheet swaps that mature or reprice during the same period. This gap represented 5.2% of total assets. Detail of the repricing characteristics of the balance sheet as of year end are presented in Schedule
13. The Company does not have policy limits regarding its gap position.

SCHEDULE 13
MATURITIES AND INTEREST RATE SENSITIVITY
ON DECEMBER 31, 2000

                                                                Rate sensitive
                                             ------------------------------------------------------
                                                            After three    After one
                                               Within         months        year but
                                               three        but within       within      After five     Not rate
(Amounts in millions)                          months        one year      five years       years      sensitive      Total
                                             ----------     ----------     ----------    ----------    ----------   ----------
USES OF FUNDS
Earning Assets:
     Interest-bearing deposits ...........   $        9     $        4     $        8                               $       21
     Federal funds sold ..................           51                                                                     51
     Security resell agreements ..........          456                                                                    456
     Securities:
          Held to maturity ...............          974            862          1,087    $      202                      3,125
          Available for sale .............          155            209            259           159                        782
          Trading account ................          280                                                                    280
     Loans and leases ....................        7,989          1,533          3,522         1,139                     14,183
Nonearning assets ........................                                                             $    3,041        3,041
                                             ----------     ----------     ----------    ----------    ----------   ----------
               Total uses of funds .......   $    9,914     $    2,608     $    4,876    $    1,500    $    3,041   $   21,939
                                             ----------     ----------     ----------    ----------    ----------   ----------
SOURCES OF FUNDS
Interest-bearing deposits and liabilities:
     Savings and money market deposits ...   $    2,822     $      860     $    4,014    $      574                 $    8,270
     Time deposits under $100,000 ........          380            836            403             9                      1,628
     Time deposits $100,000 or more ......          549            694            200             6                      1,449
     Foreign .............................          136                                                                    136
     Securities sold, not yet purchased ..          291                                                                    291
     Federal funds purchased .............        1,069                                                                  1,069
     Security repurchase agreements ......        1,328                                                                  1,328
     Commercial paper ....................          173             25                                                     198
     FHLB advances and other borrowings:
          Less than one year .............        1,036            255                                                   1,291
          Over one year ..................                           2             14           128                        144
     Long-term debt ......................                                        118           302                        420
Noninterest-bearing deposits .............        1,608              1            280                  $    1,697        3,586
Other liabilities ........................                                                                    310          310
Minority interest ........................                                                                     40           40
Shareholders' equity .....................                                                                  1,779        1,779
                                             ----------     ----------     ----------    ----------    ----------   ----------
               Total sources of funds ....   $    9,392     $    2,673     $    5,029    $    1,019    $    3,826   $   21,939
                                             ----------     ----------     ----------    ----------    ----------   ----------
Off-balance sheet items affecting
   interest rate sensitivity .............   $   (2,022)    $      425     $    1,587    $       10
Interest rate sensitivity gap ............   $   (1,500)    $      360     $    1,434    $      491    $     (785)
Percent of total assets ..................        (6.84)%         1.64 %         6.54%         2.24%        (3.58)%
Cumulative interest rate sensitivity gap .   $   (1,500)    $   (1,140)    $      294    $      785
Cumulative as a % of total assets ........        (6.84)%        (5.20)%         1.34%         3.58%

The Company, through the management of maturities and repricing of its assets and liabilities and the use of off-balance sheet arrangements, including interest rate caps, floors, futures, options and exchange agreements, attempts to manage the effect on net interest income of changes in interest rates. The prime lending rate is the basis used for pricing many of the Company's loans, and the 91-day Treasury bill rate is the index used for pricing many of the Company's deposits. The Company, however, is unable to economically hedge the prime/T-bill spread risk through the use of derivative financial instruments. Interest rate swap maturities and average rates are presented in Schedule 14. For additional information regarding off-balance sheet financial contracts, refer to Notes 1, 12 and 19 of the Notes to Consolidated Financial Statements.


SCHEDULE 14
INTEREST RATE SWAP MATURITIES AND AVERAGE RATES


(Amounts in millions)                       2001        2002        2003        2004      Thereafter    Total
                                          ---------   ---------   ---------   ---------   ---------   ---------
Receive fixed rate/pay variable rate:
     Notional amount ...................  $     425   $     668   $     302   $     324   $     303   $   2,022
     Weighted average rate received ....       7.05%       7.06%       6.68%       6.73%       7.16%       6.96%
     Weighted average rate paid ........       6.73%       6.75%       6.71%       6.73%       6.74%       6.74%

LIQUIDITY RISK MANAGEMENT

The Company manages its liquidity to provide adequate funds to meet its financial obligations, including withdrawals by depositors and debt service requirements as well as to fund customers' demand for credit. Liquidity is primarily provided by the regularly scheduled maturities of the Company's investment and loan portfolios. Management of the maturities of these portfolios is an important source of medium to long-term liquidity. The Company's ability to raise funds in the capital markets through the securitization process allows it to take advantage of market opportunities to meet funding needs at a reasonable cost.

The Parent's cash requirements consist primarily of debt service, dividends to shareholders, operating expenses, income taxes and share repurchases. The Parent's cash needs are routinely met through dividends from subsidiaries, proportionate shares of current income taxes, management and other fees, unaffiliated bank lines, and debt issuance.

At December 31, 2000, $117.6 million of dividend capacity was available from subsidiaries to pay to the Parent without having to obtain regulatory approval. During 2000, dividends from subsidiaries were $164.0 million. During 1998 the Company started a program to issue short-term commercial paper. At December 31, 2000, outstanding commercial paper was $198.2 million. At December 31, 2000, the Parent had revolving credit facilities with two banks totaling $65 million and borrowing on the facilities of $65 million.

FORWARD-LOOKING INFORMATION

Statements in Management's Discussion and Analysis that are not based on historical data are forward-looking, including, for example, the projected performance of the Company and its operations. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the projections discussed in Management's Discussion and Analysis since such projections involve significant risks and uncertainties. Factors that might cause such differences include, but are not limited to: the timing of closing proposed acquisitions being delayed or such acquisitions being prohibited; competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which the Company conducts its operations, being less favorable than expected; and legislation or regulatory changes which adversely affect the Company's operations or business. The Company disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

The following consolidated condensed statements of income present earnings and operating cash earnings information.


(Amounts in millions)                                             2000         1999         1998         1997         1996
                                                                ---------    ---------    ---------    ---------    ---------
Net interest income .........................................   $   803.4    $   741.5    $   573.9    $   369.6    $   297.1
Noninterest income(2) .......................................       289.1        266.5        210.1        148.3        117.5
                                                                ---------    ---------    ---------    ---------    ---------
     Total revenue ..........................................     1,092.5      1,008.0        784.0        517.9        414.6
Provision for loan losses ...................................        31.8         17.9         14.0          5.9          4.8
Noninterest expense(1) ......................................       638.2        617.9        486.8        305.1        237.5
                                                                ---------    ---------    ---------    ---------    ---------
     Pretax cash earnings ...................................       422.5        372.2        283.2        206.9        172.3
Income tax expense ..........................................       138.7        123.5         88.4         68.6         57.3
Minority interest ...........................................         2.4          5.9          0.4         --           --
                                                                ---------    ---------    ---------    ---------    ---------
     Cash earnings(1) .......................................       281.4        242.8        194.4        138.3        115.0
Amortization of goodwill and core deposit intangibles .......        37.2         36.0         31.7          7.1          2.3
Merger expense ..............................................        45.5         27.7         38.1          0.7         --
Impairment loss on First Security Corporation common stock ..        96.9         --           --           --           --
Income tax benefit ..........................................       (59.0)       (14.0)       (18.8)        (0.9)        (0.1)
Minority interest operating cash adjustment .................         0.9          1.0         --           --           --
                                                                ---------    ---------    ---------    ---------    ---------
     Net income .............................................   $   161.7    $   194.1    $   143.4    $   131.4    $   112.8
                                                                =========    =========    =========    =========    =========
Operating cash earnings per share (diluted) (1)..............   $    3.23    $    2.83    $    2.37    $    2.03    $    1.73
                                                                =========    =========    =========    =========    =========
Net income per share (diluted) ..............................   $    1.86    $    2.26    $    1.75    $    1.92    $    1.69
                                                                =========    =========    =========    =========    =========

(1) Before amortization of goodwill and core deposit intangible assets and merger expense.
(2)  Excluding impairment loss on First Security Corporation common stock.

ZIONS BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999



(In thousands, except share amounts)                                                         2000            1999
                                                                                         ------------    ------------
ASSETS
Cash and due from banks ..............................................................   $  1,047,252         898,300
Money market investments:
     Interest-bearing deposits .......................................................         21,237          17,371
     Federal funds sold ..............................................................         50,426          85,898
     Security resell agreements ......................................................        456,404         421,900
Investment securities:
     Held to maturity, at cost (approximate market value $3,152,740 and $3,290,508) ..      3,125,433       3,330,444
     Available for sale, at market (2000 - includes $151,424 pledged as collateral for
          security repurchase agreements) ............................................        782,466         778,930
     Trading account, at market (2000 - includes $15,096 pledged as collateral for
          security repurchase agreements) ............................................        280,410         327,845
                                                                                         ------------    ------------
                                                                                            4,188,309       4,437,219
Loans:
     Loans held for sale .............................................................        181,159         204,800
     Loans, leases, and other receivables ............................................     14,276,999      12,648,325
                                                                                         ------------    ------------
                                                                                           14,458,158      12,853,125
     Less:
          Unearned income and fees, net of related costs .............................         80,125          62,480
          Allowance for loan losses ..................................................        195,535         204,114
                                                                                         ------------    ------------
               Net loans .............................................................     14,182,498      12,586,531
Premises and equipment, net ..........................................................        314,938         287,448
Goodwill .............................................................................        571,365         583,849
Core deposit intangibles .............................................................         70,075          82,370
Other real estate owned ..............................................................          9,574           8,939
Other assets .........................................................................      1,027,365         871,075
                                                                                         ------------    ------------
                                                                                         $ 21,939,443      20,280,900
                                                                                         ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
     Noninterest-bearing .............................................................   $  3,585,672       3,276,097
     Interest-bearing:
          Savings and money market ...................................................      8,270,122       7,660,786
          Time:
               Under $100,000 ........................................................      1,628,890       1,836,645
               Over $100,000 .........................................................      1,448,905       1,078,631
          Foreign ....................................................................        136,394         209,780
                                                                                         ------------    ------------
                                                                                           15,069,983      14,061,939
Securities sold, not yet purchased ...................................................        291,102         237,020
Federal funds purchased ..............................................................      1,069,124         825,997
Security repurchase agreements .......................................................      1,327,721       1,366,653
Accrued liabilities ..................................................................        310,287         247,406
Commercial paper .....................................................................        198,239         238,660
Federal Home Loan Bank advances and other borrowings:
     Less than one year ..............................................................      1,290,960       1,038,045
     Over one year ...................................................................        143,776         112,622
Long-term debt .......................................................................        419,550         453,471
                                                                                         ------------    ------------
          Total liabilities ..........................................................     20,120,742      18,581,813
                                                                                         ------------    ------------
Minority interest ....................................................................         39,857          39,249
Shareholders' equity:
     Capital stock:
          Preferred stock, without par value; authorized 3,000,000 shares;
               issued and outstanding, none ..........................................           --              --
          Common stock, without par value; authorized 200,000,000 shares;
               issued and outstanding, 87,100,188 shares and 85,592,643 shares .......        907,604         888,231
     Accumulated other comprehensive loss ............................................         (3,644)         (4,158)
     Retained earnings ...............................................................        874,884         775,765
                                                                                         ------------    ------------
                    Total shareholders' equity .......................................      1,778,844       1,659,838
                                                                                         ------------    ------------
                                                                                         $ 21,939,443      20,280,900
                                                                                         ============    ============

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


(In thousands, except per share amounts)                                 2000           1999          1998
                                                                      ----------     ----------    -----------
Interest income:
     Interest and fees on loans ..................................    $1,236,588      1,001,741        694,338
     Interest on loans held for sale .............................        14,477         12,194         14,256
     Lease financing .............................................        17,222         13,293         12,630
     Interest on money market investments ........................        67,353         67,234         92,248
     Interest on securities:
          Held to maturity:
               Taxable ...........................................       196,917        175,701        131,712
               Nontaxable ........................................        16,398         18,784         16,154
          Available for sale:
               Taxable ...........................................        33,792         36,480         44,735
               Nontaxable ........................................         7,147          3,844          2,733
          Trading account ........................................        36,289         30,067         24,043
                                                                      ----------     ----------    -----------
                    Total interest income ........................     1,626,183      1,359,338      1,032,849
                                                                      ----------     ----------    -----------
Interest expense:
     Interest on savings and money market deposits ...............       329,373        247,729        173,833
     Interest on time and foreign deposits .......................       174,460        166,749        143,313
     Interest on borrowed funds ..................................       318,972        203,371        141,761
                                                                      ----------     ----------    -----------
          Total interest expense .................................       822,805        617,849        458,907
                                                                      ----------     ----------    -----------
          Net interest income ....................................       803,378        741,489        573,942
Provision for loan losses ........................................        31,811         17,956         14,034
                                                                      ----------     ----------    -----------
          Net interest income after provision for loan losses ....       771,567        723,533        559,908
                                                                      ----------     ----------    -----------
Noninterest income:
     Service charges on deposit accounts .........................        78,269         76,756         61,131
     Other service charges, commissions, and fees ................        65,315         66,098         57,027
     Trust income ................................................        18,205         15,762         10,969
     Investment securities gain (loss), net ......................        14,804         (2,970)         4,055
     Impairment loss on First Security Corporation common stock ..       (96,911)          --             --
     Underwriting and trading income .............................        10,065         11,551          9,239
     Loan sales and servicing income .............................        51,741         40,516         50,365
     Other .......................................................        50,676         58,832         17,411
                                                                      ----------     ----------    -----------
          Total noninterest income ...............................       192,164        266,545        210,197
                                                                      ----------     ----------    -----------
Noninterest expense:
     Salaries and employee benefits ..............................       348,293        346,710        261,531
     Occupancy, net ..............................................        51,671         49,393         33,387
     Furniture and equipment .....................................        52,704         45,477         38,256
     Other real estate expense (income) ..........................           356            (66)           656
     Legal and professional services .............................        19,707         16,156         16,345
     Supplies ....................................................        10,972         11,168         11,904
     Postage .....................................................        10,916         11,656         11,030
     Advertising .................................................        25,416         18,502         12,613
     Merger-related expense ......................................        45,492         27,691         38,128
     FDIC premiums ...............................................         3,349          2,152          1,528
     Amortization of goodwill ....................................        25,715         24,295         19,829
     Amortization of core deposit intangibles ....................        11,508         11,713         11,812
     Other .......................................................       114,728        116,720         99,681
                                                                      ----------     ----------    -----------
          Total noninterest expense ..............................       720,827        681,567        556,700
                                                                      ----------     ----------    -----------
Income before income taxes and minority interest .................       242,904        308,511        213,405
Income taxes .....................................................        79,661        109,498         69,632
                                                                      ----------     ----------    -----------
          Net income before minority interest ....................       163,243        199,013        143,773
Minority interest ................................................         1,534          4,949            420
                                                                      ----------     ----------    -----------
          Net income .............................................   $   161,709        194,064        143,353
                                                                     ===========     ==========    ===========
Weighted-average common and common-equivalent
   shares outstanding during the year ............................        87,120         85,695         81,918
                                                                     ===========     ==========    ===========
Net income per common share:
     Basic .......................................................   $      1.87           2.29           1.77
                                                                     ===========     ==========    ===========
     Diluted .....................................................   $      1.86           2.26           1.75
                                                                     ===========     ==========    ===========

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998



(In thousands)                                                                      2000                  1999            1998
                                                                               -------------         -------------    -------------
Cash flows from operating activities:
     Net income ............................................................   $     161,709               194,064          143,353
     Adjustments to reconcile net income to net cash
        provided by (used in) operating activities:
          Provision for loan losses ........................................          31,811                17,956           14,034
          Depreciation of premises and equipment ...........................          50,186                39,155           29,861
          Amortization .....................................................          64,786                51,367           50,506
          Accretion of unearned income and fees, net of related costs ......          16,983                18,437           (5,695)
          Income to minority interest ......................................           1,534                 4,949              420
          Proceeds from sales of trading account securities ................     184,357,455           188,710,001      175,432,243
          Increase in trading account securities ...........................    (184,310,020)         (188,845,991)    (175,540,070)
          Investment securities (gain) loss, net ...........................         (14,804)                2,970           (4,055)
          Impairment loss on First Security Corporation
             common stock ..................................................          96,911                  --               --
          Proceeds from loans held-for-sale ................................         533,285               878,638        1,237,514
          Increase in loans held-for-sale ..................................        (509,644)             (852,309)      (1,296,803)
          Net gain on sales of loans, leases and other assets ..............         (36,240)              (31,674)         (43,644)
          Change in accrued income taxes ...................................          30,078                 4,792           22,916
          Change in accrued interest receivable ............................         (34,447)              (15,457)           1,420
          Change in accrued interest payable ...............................          11,342                   201            1,183
          Other, net .......................................................        (101,738)             (155,462)         (53,285)
                                                                               -------------         -------------    -------------
               Net cash provided by (used in) operating activities .........         349,187                21,637          (10,102)
                                                                               -------------         -------------    -------------
Cash flows from investing activities:
     Net decrease (increase) in money market investments ...................            (348)              135,386          874,130
     Proceeds from maturities of investment securities held to maturity ....         881,175               804,139        3,466,594
     Purchases of investment securities held to maturity ...................        (663,948)           (1,360,049)      (3,519,660)
     Proceeds from sales of investment securities available for sale .......       1,245,192               367,345          573,197
     Proceeds from maturities of investment securities available for sale ..         134,785               353,714          275,785
     Purchases of investment securities available for sale .................      (1,442,094)             (652,017)        (789,738)
     Proceeds from sales of loans and leases ...............................       1,175,687             1,005,530          918,948
     Net increase in loans and leases ......................................      (2,665,154)           (2,469,077)      (2,033,560)
     Payments on leveraged leases ..........................................          (8,125)               (8,118)          (3,840)
     Principal collections on leveraged leases .............................           8,125                 8,118            3,840
     Proceeds from sales of premises and equipment .........................          12,079                17,441            5,370
     Purchases of premises and equipment ...................................         (82,288)              (93,769)         (75,461)
     Proceeds from sales of other assets ...................................          13,927                 7,892           10,299
     Net cash received (paid) for acquisitions .............................          11,886                 8,847         (246,485)
                                                                               -------------         -------------    -------------
          Net cash used in investing activities ............................      (1,379,101)           (1,874,618)        (540,581)
                                                                               -------------         -------------    -------------
Cash flows from financing activities:
     Net increase (decrease) in deposits ...................................         784,806              (365,695)         782,325
     Net change in short-term funds borrowed ...............................         470,771             2,193,152          (91,272)
     Proceeds from FHLB advances over one year .............................         600,000               365,000            4,665
     Payments on FHLB advances over one year ...............................        (568,846)             (309,755)        (167,886)
     Proceeds from issuance of long-term debt ..............................            --                    --            195,041
     Payments on long-term debt ............................................         (33,921)                 (264)         (20,556)
     Proceeds from issuance of common stock ................................           6,717                 9,753          137,404
     Payments to redeem common stock .......................................          (3,899)               (6,650)         (25,744)
     Dividends paid ........................................................         (76,762)              (56,914)         (41,600)
                                                                               -------------         -------------    -------------
          Net cash provided by financing activities ........................       1,178,866             1,828,627          772,377
                                                                               -------------         -------------    -------------
Net increase (decrease) in cash and due from banks .........................         148,952               (24,354)         221,694
Cash and due from banks at beginning of year ...............................         898,300               922,654          700,960
                                                                               -------------         -------------    -------------
Cash and due from banks at end of year .....................................   $   1,047,252               898,300          922,654
                                                                               =============         =============    =============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
     Interest ..............................................................   $     812,018               617,610          459,700
     Income taxes ..........................................................          63,825                28,300           55,400
Loans transferred to other real estate owned ...............................          13,872                11,282            5,055

See accompanying notes to consolidated financial statements.

Zions Bancorporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income
Years ended December 31, 2000, 1999 and 1998


                                                                                         Accumulated
                                                     Common stock                           other                         Total
                                               -------------------------   Comprehensive comprehensive    Retained     shareholders'
(In thousands, except share amounts)             Shares        Amount         income     income (loss)    earnings        equity
                                               ----------    -----------    -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 1997 ................    69,964,518    $   292,383                        4,537        559,686        856,606
Net income ................................          --             --          143,353          --          143,353        143,353
Other comprehensive loss, net of tax:
     Realized and unrealized holding loss
        arising during the year, net of tax
        benefit of $3,595 .................          --             --           (5,803)         --             --             --
     Reclassification for realized gain
        recorded in the income statement,
        net of tax expense of $1,551 ......          --             --           (2,504)         --             --             --
                                                                            -----------
     Other comprehensive loss .............          --             --           (8,307)       (8,307)          --           (8,307)
                                                                            -----------
Total comprehensive income ................          --             --      $   135,046          --             --             --
                                                                            ===========
Cash dividends:
      Common, $.54 per share ..............          --             --                           --          (40,715)       (40,715)
      Preferred dividends of acquired
         companies prior to merger ........          --             --                           --             (887)          (887)
Stock dividend of acquired company ........       446,452         21,000                                     (21,009)            (9)
Net proceeds from stock offering ..........     2,760,000        130,131                         --             --          130,131
Issuance of common shares for acquisitions     10,041,306        368,259                          363         19,091        387,713
Exercise of acquired company warrants
   prior to acquisition ...................       257,056          1,852                         --             --            1,852
Stock redeemed and retired ................      (591,009)       (25,696)                        --             --          (25,696)
Stock options exercised, net of shares
   tendered and retired ...................       676,307          8,590                         --             --            8,590
                                               ----------    -----------                  -----------    -----------    -----------

BALANCE, DECEMBER 31, 1998 ................    83,554,630        796,519                       (3,407)       659,519      1,452,631
Net income ................................          --             --          194,064          --          194,064        194,064
Other comprehensive loss, net of tax:
     Realized and unrealized holding loss
        arising during the year, net of tax
        benefit of $5,405 .................          --             --           (8,726)         --             --             --
     Reclassification for realized loss
        recorded in the income statement,
        net of tax benefit of $4,940 ......          --             --            7,975          --             --             --
                                                                            -----------
     Other comprehensive loss .............          --             --             (751)         (751)          --             (751)
                                                                            -----------
Total comprehensive income ................          --             --      $   193,313          --             --             --
                                                                            ===========
Cash dividends:
     Common, $.72 per share ...............          --             --                           --          (56,914)       (56,914)
Stock dividend of acquired company ........           107         21,694                         --          (21,701)            (7)
Issuance of common shares for acquisitions      1,571,143         58,358                         --              797         59,155
Stock redeemed and retired ................      (115,769)        (6,650)                        --             --           (6,650)
Stock options exercised, net of shares
   tendered and retired ...................       582,532         18,310                         --             --           18,310
                                               ----------    -----------                  -----------    -----------    -----------
BALANCE, DECEMBER 31, 1999 ................    85,592,643        888,231                       (4,158)       775,765      1,659,838

Zions Bancorporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (continued)
Years ended December 31, 2000, 1999 and 1998

                                                                                         Accumulated
                                                     Common stock                           other                         Total
                                             -------------------------   Comprehensive  comprehensive    Retained     shareholders'
(In thousands, except share amounts)           Shares         Amount        income      income (loss)    earnings        equity
                                             ----------    -----------    -----------    -----------    -----------    -----------
Net income .................................       --      $      --          161,709           --          161,709        161,709
Other comprehensive loss, net of tax:
     Realized and unrealized holding loss
        arising during the year, net of tax
        benefit of $31,088 .................       --             --          (50,187)          --             --             --
     Reclassification for realized loss
        recorded in the income statement,
        net of tax benefit of $31,406 ......       --             --           50,701           --             --             --
                                                                          -----------
     Other comprehensive income ............       --             --              514            514           --              514
                                                                          -----------
Total comprehensive income .................       --             --      $   162,223           --             --             --
                                                                          ===========
Cash dividends:
     Common, $.89 per share ................       --             --                            --          (76,762)       (76,762)
Issuance of common shares for
     acquisitions ..........................  1,202,593         13,103                          --           14,172         27,275
Stock redeemed and retired .................    (80,174)        (3,899)                         --             --           (3,899)
Stock options exercised, net of shares
   tendered and retired ....................    385,126         10,169                          --             --           10,169
                                             ----------    -----------                   -----------    -----------    -----------
BALANCE, DECEMBER 31, 2000 ................. 87,100,188    $   907,604                        (3,644)       874,884      1,778,844
                                             ==========    ===========                   ===========    ===========    ===========

See accompanying notes to consolidated financial statements.



Zions Bancorporation
and Subsidiaries
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

BUSINESS Zions Bancorporation (the Parent) is a multibank holding company organized under the laws of Utah in 1955, which provides a full range of banking and related services through its subsidiaries operating primarily in Utah, Idaho, California, Nevada, Arizona, Colorado, and Washington.

BASIS OF FINANCIAL STATEMENT PRESENTATION
The consolidated financial statements include the accounts of Zions Bancorporation and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current financial statement presentation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and prevailing practices within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

SECURITY RESELL AGREEMENTS Security resell agreements represent overnight and term agreements, the majority maturing within 30 days. Either the Company or, in some instances, third parties on behalf of the Company take possession of underlying securities. The market value of such securities is monitored throughout the contract term to ensure that asset values remain sufficient to protect against counterparty default. The Company is permitted by contract to sell or repledge certain securities it accepts as collateral for security resell agreements. If sold, the Company's obligation to return the collateral is recorded as a liability and included in the consolidated balance sheet as "Securities sold, not yet purchased." Security resell agreements averaged approximately $976 million during 2000, and the maximum amount outstanding at any month-end during 2000 was $1,453 million.

INVESTMENT SECURITIES The Company classifies its securities according to their purpose and holding period. Gains or losses on the sale of securities are recognized using the specific identification method and recorded in noninterest income.

Held-to-maturity securities, primarily debt securities, are stated at cost, net of unamortized premiums and unaccreted discounts. The Company has the intent and the ability to hold such securities until maturity. Upon adoption on January 1, 2001 of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, issued by the Financial Accounting Standards Board (FASB), the Company will transfer substantially all held-to-maturity securities to either the available-for-sale or trading category (see additional discussion in Note
2).

Debt securities that may not be held until maturity and marketable equity securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, after applicable taxes, reported as a component of other comprehensive income. Any declines in the value of debt securities and marketable equity securities that are considered other than temporary are recorded in noninterest income.

Securities acquired for short-term appreciation or other trading purposes are classified as trading securities and are recorded at fair value. Realized and unrealized gains and losses resulting from such fair value adjustments and from recording the results of sales are recorded in trading income.

The market values of available-for-sale and trading securities are generally based on quoted market prices or dealer quotes. If a quoted market price is not available, market value is estimated using quoted market prices for similar securities.

NONMARKETABLE SECURITIES Nonmarketable securities include certain venture capital securities and securities acquired for various debt and regulatory requirements. Nonmarketable venture capital securities are reported at estimated fair values, in the absence of readily ascertainable market values. Changes in fair value and gains and losses from sales are recognized in noninterest income. The values assigned to the securities where no market quotations exist are based upon available information and may not necessarily represent amounts that will ultimately be realized. Such estimated amounts depend on future circumstances and will not be realized until the individual securities are liquidated. The valuation procedures applied include consideration of economic and market conditions, current and projected financial performance of the investee company, and the investee company's management team. Management believes that the cost of an investment is initially considered the best indication of estimated fair value unless there have been significant subsequent positive or negative developments that justify an adjustment in the fair value estimate. Other nonmarketable securities acquired for various debt and regulatory requirements are accounted for at cost. These nonmarketable securities are included in other assets on the Company's balance sheet.

LOANS Loans are reported at the principal amount outstanding, net of unearned income. Unearned income, which includes deferred fees net of deferred direct incremental loan origination costs, is amortized to interest income generally over the life of the loan using principally an interest method.

Loans held for sale are carried at the lower of cost or market value because the Company does not intend to hold these loans until maturity or sales of loans are pending. Gains and losses are recorded in noninterest income, based on the difference between sales proceeds and carrying value.

NONACCRUAL LOANS Loans are generally placed on a nonaccrual status when principal or interest is past due 90 days or more unless the loan is both well-secured and in the process of collection or when, in the opinion of management, full collection of principal or interest is unlikely. Generally, consumer loans are not placed on nonaccrual status, inasmuch as they are normally charged off when they become 120 days past due. A loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan agreement or when the loan is both well-secured and in the process of collection.

IMPAIRED LOANS Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement.

This assessment for impairment occurs when and while such loans are on nonaccrual, or the loan has been restructured. When a loan with unique risk characteristics has been identified as being impaired, the amount of impairment will be measured by the Company using discounted cash flows, except when it is determined that the sole (remaining) source of repayment for the loan is the operation or liquidation of the underlying collateral. In such cases, the current fair value of the collateral, reduced by costs to sell, will be used in place of discounted cash flows.

If the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest, net deferred loan fees or costs and unamortized premium or discount), an impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses.

RESTRUCTURED LOANS In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a restructured (accruing) loan. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified may be excluded from the impairment assessment and may cease to be considered impaired loans in the calendar years subsequent to the restructuring if they are not impaired based on the modified terms.

Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate that the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual at the time of restructuring or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

ALLOWANCE FOR LOAN LOSSES In analyzing the adequacy of the allowance for loan and lease losses, management utilizes a comprehensive loan grading system to determine risk potential in the portfolio, and considers the results of independent internal credit reviews. To determine the adequacy of the allowance, the Company's loan and lease portfolio is broken into segments based on loan type. Historical loss experience factors by segment, adjusted for changes in trends and conditions, are used in determining the required allowance for each segment. Historical loss factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific portfolio segment. Other considerations, such as volumes and trends of delinquencies, nonaccruals, repossessions and bankruptcies, criticized and classified loan trends, current and anticipated foreclosure losses, new products and policies, economic conditions, concentrations of credit risk, and experience and abilities of lending personnel, are also considered in establishing the loss factors.

All loans graded substandard in the amount of $1 million or more and all credits graded doubtful in the amount of $100 thousand or more are individually evaluated based on facts and circumstances of the loan and a specific allowance amount may be designated. Specific allowances may also be established for loans in amounts below the specific thresholds when it is determined that the risk differs significantly from factor amounts established for the category. Although management has allocated a portion of the allowance to specific loan categories using the methods described, the adequacy of the allowance must be considered in its entirety. To mitigate the imprecision in most estimates of expected credit losses, the allocated component of the allowance is supplemented by an unallocated component. This is accomplished by assigning high and low loss ranges for each portfolio segment. The low range sets the minimum required reserve and the high range provides a best estimate for risks and uncertainties. The unallocated portion of the allowance incorporates management's judgmental determination of the amounts necessary for subjective factors such as economic uncertainties and concentration risks. Accordingly, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period.

ASSET SECURITIZATIONS When the Company sells receivables in securitizations of automobile loans, credit card receivables, home equity loans and small business loans, it may retain a cash reserve account, an interest-only strip, and in some cases a subordinated tranche, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Quoted market prices are generally not available for retained interests. To obtain fair values, the Company estimates the present value of future expected cash flows using management's best judgment of key assumptions, including credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

PREMISES AND EQUIPMENT Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation, computed on the straight-line method, is charged to operations over the estimated useful lives of the properties. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS Goodwill results from acquisitions made by the Company, and represents the excess of the purchase price over the fair value of net assets acquired. Substantially all of the Company's goodwill is amortized using the straight-line method over 25 years. Core deposit intangibles are amortized on an accelerated basis using an estimated useful life up to 10 years.

The Company reviews its intangible assets periodically for other-than-temporary impairment. If such impairment is indicated, recoverability of the asset is based on expected undiscounted net cash flows.

COMMITMENTS AND LETTERS OF CREDIT In the ordinary course of business, the Company enters into commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are only recorded in the consolidated financial statements when they become payable. The credit risk associated with these commitments is considered in management's determination of the allowance for possible losses.

DERIVATIVE FINANCIAL INSTRUMENTS The Company enters into a variety of off-balance sheet derivative financial instruments including interest rate exchange contracts (swaps), cap agreements, and spread maintenance agreements, as part of its overall asset and liability duration and interest rate risk management strategy. The objective of these financial instruments is to match estimated repricing periods of interest-sensitive assets and liabilities in order to reduce interest rate exposure and/or manage desired asset and liability duration. These instruments are generally used to hedge asset and liability portfolios and, therefore, are not marked to market. Fees associated with these financial instruments are accreted into interest income or amortized to interest expense on a straight-line basis over the lives of the contracts and agreements. Gains or losses on early termination of a swap are amortized over the remaining term of the contract when the underlying assets or liabilities still exist. Otherwise, such gains or losses are fully recorded as income or expense at the termination of the contract. The net interest received or paid on these contracts is reflected on a current basis in interest income or expense related to the hedged obligation or asset. The Company also enters into foreign exchange derivative financial instruments primarily as an accommodation to customers. These contracts are carried at fair market value with unrealized gains and losses recorded in noninterest income. Upon adoption of FASB Statement No. 133, the Company will modify its accounting for derivative financial instruments as appropriate to comply with the provisions of the Statement (see additional discussion in Note 2).

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


2. Recent Accounting Pronouncements

FASB Statement No. 133, as amended by Statement Nos. 137 and 138, is effective for the Company as of January 1, 2001. Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Statement requires that the Company recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

Derivative instruments used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under Statement No. 133, while derivative instruments used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. If the derivative is designated as a fair value hedge, the gain or loss on the derivative is recognized in earnings together with the offsetting loss or gain on the hedged asset, liability, or firm commitment attributable to the risk being hedged. If the derivative is designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in earnings when the hedged forecasted transaction affects earnings. The ineffective portion of a derivative's gain or loss will be immediately recognized in earnings. Derivatives that are not hedges must be adjusted to fair value through earnings. On January 1, 2001, all hedging relationships were designated anew by the Company in accordance with the provisions of the new Statement.

Upon adoption of Statement No. 133, the Company estimates that the transition adjustment to establish the fair value of derivative instruments on the balance sheet will be a decrease in net income of approximately $.3 million (net of tax benefit of $.2 million) and an increase in accumulated other comprehensive income of approximately $21.3 million (net of tax expense of $13.2 million). In addition, in accordance with the transition provisions of the Statement, the Company estimates that the effect of transferring held-to-maturity securities to either the trading or available-for-sale category will be a decrease in net income of approximately $.2 million (net of tax benefit of $.1 million) and an increase in accumulated other comprehensive income of approximately $17.7 million (net of tax expense of $9.9 million), respectively. Accordingly, the total transition adjustment related to the adoption of Statement No. 133 will be a decrease in net income of approximately $.5 million (net of tax benefit of $.3 million) and an increase in accumulated other comprehensive income of approximately $39.0 million (net of tax expense of $23.1 million). The transition adjustments will be presented as cumulative effect adjustments, as described in Accounting Principles Board Opinion No. 20, Accounting Changes, in the Company's 2001 consolidated financial statements. The transition will also affect assets and liabilities reported on the balance sheet. The transition amounts were determined based on the interpretive guidance issued by the FASB to date. However, the FASB continues to issue interpretive guidance, which could change the Company's application of Statement No. 133 and require adjustments to the transition amounts.

Statement No. 133, as applied to the Company's risk management strategies, will impact assets and liabilities reported on the balance sheet and may increase or decrease reported net income and shareholders' equity prospectively, but will have no effect on cash flows or economic risk. The ongoing effects of Statement No. 133 will depend on future market conditions and the Company's hedging activities.

FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in September 2000 and replaces Statement No. 125. Statement No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures related to transferred assets. The provisions of Statement No. 140 relating to the recognition and reclassification of collateral, as well as the disclosures relating to collateral and securitization transactions, became effective for the Company as of December 31, 2000 (see disclosures related to asset securitizations in Note
21). Other provisions related to the transfer and servicing of financial assets and extinguishments of liabilities are effective for transactions occurring after March 31, 2001.

Based on the Company's current position with respect to securitization transactions, including any planned revisions to existing agreements, management does not believe the new guidance will materially impact the Company's results of operations, financial position, or liquidity.

3. Mergers and Acquisitions Activity

On June 6, 1999, the Company entered into a definitive Agreement and Plan of Merger (the "Agreement"), with First Security Corporation. First Security Corporation's stockholders unilaterally approved an alternative structure for the transaction at a meeting held on March 22, 2000. In a special meeting of shareholders held on March 31, 2000, the Company's shareholders declined to adopt the Agreement and the Company was notified the next day by First Security Corporation that it was terminating the Agreement. Included in merger-related expenses for 2000 are approximately $40.5 million of pre-tax merger expenses related to the termination of the merger and related disengagement. Also included in results of operations for 2000 are a pre-tax impairment loss on First Security Corporation common stock of $96.9 million recognized during the first quarter of the year and gains from the subsequent sale of the common stock of $23.6 million.

On July 28, 2000, the Company completed the acquisition of County Bank, headquartered in Prescott, Arizona, in exchange for approximately 1.1 million shares of the Company's common stock. County Bank had assets of approximately $247 million and total shareholders' equity of $23 million. The acquisition was accounted for as a pooling of interests and was not considered material to the historical results of the Company and, accordingly, the Company's financial statements were not restated.

On October 5, 1999, the Company acquired all of the outstanding shares of Regency Bancorp ("Regency"), a bank holding company headquartered in Fresno, California, in exchange for approximately one million shares of the Company's common stock. The acquisition was accounted for as a purchase and, accordingly, the Company's financial statements reflect its operations from the date of acquisition. Goodwill of approximately $33 million was recorded in the fourth quarter of 1999. The pro forma effect on prior period results of operations is not significant.

On October 15, 1999, the Company completed its acquisition of Pioneer Bancorporation ("Pioneer"), located in Reno, Nevada, resulting in the issuance of approximately 5.4 million shares of the Company's common stock for all the outstanding shares of Pioneer common stock in a tax-free exchange. The acquisition of Pioneer was accounted for as a pooling of interests and, accordingly, financial information for all periods presented prior to the date of acquisition was restated to present the combined financial condition and results of operations as if the acquisition had been in effect for all such periods. At September 30, 1999, Pioneer had assets of approximately $1 billion, net loans of $675 million, deposits of $941 million, shareholders' equity of $73 million, and net income for the nine months applicable to common shareholders of $10.6 million.

On January 6, 1998, the Company completed its acquisition of Vectra Banking Corporation ("Vectra") and its banking subsidiary, Vectra Bank, located in Denver, Colorado, in exchange for 4.0 million shares of the Company's common stock. The acquisition was accounted for using the purchase method of accounting. The results of the acquisition are included in the periods subsequent to the acquisition date. Goodwill of $129 million was recorded in the first quarter of 1998 in connection with this purchase.

On May 22, 1998, the Company acquired all the outstanding shares of FP Bancorp, Inc. ("FP") of Escondido, California, and its banking subsidiary, First Pacific National Bank. The Company issued 1.9 million shares of the Company's common stock. The acquisition was accounted for as a purchase; the results of the acquisition are included in the periods subsequent to the acquisition date. Goodwill of $57 million was recorded in the second quarter of 1998 in connection with this purchase.

On September 8, 1998, the Company acquired The Commerce Bancorporation ("Commerce"), and its banking subsidiary, The Commerce Bank of Washington, N.A. for 1.9 million shares of the Company's common stock. On the date of acquisition, Commerce had total assets of $318 million and total shareholders' equity of $24 million. The acquisition was accounted for as a pooling of interests and, accordingly, financial information for all periods presented prior to the date of acquisition has been restated to present the combined financial condition and results of operations as if the acquisition had been in effect for all such periods.

On October 1, 1998, the Company acquired The Sumitomo Bank of California ("Sumitomo"), located in San Francisco, California. Cash consideration of approximately $546.0 million was paid for the acquisition. Sumitomo had total assets of $4.5 billion and total shareholders' equity of $427 million at the date of acquisition. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of the acquisition are included in the periods subsequent to the acquisition date. The Company recorded $107 million of goodwill with this transaction. Sumitomo and FP were merged with Grossmont Bank and the name was changed to California Bank & Trust ("CB&T"). The Company sold a minority interest in CB&T to a limited partnership and Director of the Company for its cost basis of approximately $33 million.

During 1998, the Company completed the acquisition of four additional banking organizations in Colorado, namely Sky Valley Bank Corp., Tri-State Finance Corporation, Routt County National Bank Corporation, and SBT Bankshares, for an aggregate of 2.4 million shares of common stock. These acquisitions were accounted for as purchases and, accordingly, the Company's financial statements reflect them from the date of acquisition. The Company recorded $69 million in goodwill in connection with these purchases.

During 1998, the Company issued 1.7 million shares of the Company's common stock to acquire four additional banking organizations in Colorado, namely Kersey Bancorp., N.A., Eagle Holding Company, Citizens Banco, Inc., and Mountain Financial Holding Company. Each of these acquisitions was accounted for as a pooling of interests and was not considered material to the historical results of the Company and, accordingly, the Company's financial statements were not restated.

On November 20, 2000, the Company announced a definitive agreement to acquire Draper Bancorp ("Draper"), headquartered in Draper, Utah, and its banking subsidiary, Draper Bank, in exchange for Company common stock. At December 31, 2000, Draper had total assets of approximately $242 million (unaudited). This transaction will be accounted for as a pooling of interests and will close in the first quarter of 2001.

On December 14, 2000, the Company announced a definitive agreement to acquire Eldorado Bancshares, Inc. ("Eldorado"), headquartered in Laguna Hill, California, and its banking subsidiaries, Eldorado Bank and Antelope Valley Bank. As of December 31, 2000, Eldorado had total assets of approximately $1.3 billion (unaudited). The transaction will be accounted for as a purchase and is expected to close during the first quarter of 2001.

On December 27, 2000, the Company announced a definitive agreement with Pacific Century Financial Corporation to purchase nine Arizona branches. The purchase will include approximately $225 million (unaudited) in loans, and approximately $400 million (unaudited) in deposits, and branch facilities, and is expected to close during the second quarter of 2001.

Merger-related expenses for each of the years in the three-year period ended December 31, 2000 are presented below (in thousands):

                                            2000      1999      1998
                                           -------   -------   -------
Severance and other employee benefits ..   $ 6,206    12,363    11,762
Equipment and occupancy expense ........     5,057     1,722     7,773
Integration of business operations .....     9,674       451     5,834
Integration of information systems .....     6,232     3,403     1,668
Legal and other professional fees ......    12,815     4,810     5,957
Other integration costs ................     5,508     4,942     5,134
                                           -------   -------   -------
                                           $45,492    27,691    38,128
                                           =======    ======    ======

In connection with the terminated First Security Corporation merger, the Company incurred pre-tax merger expenses of $40.5 million during 2000. These costs were comprised of $5.0 million in severance and other employee benefits, $3.1 million in equipment and occupancy related expense, $9.7 million in integration of business operations, $5.2 million in integration of information systems, $12.4 million in legal and other professional fees, and $5.1 million in other integration costs. In 2000, the Company paid $.7 million of pre-tax expense in connection with the acquisition of County Bank, which consisted of $.3 million in information system integration expense and $.4 million in legal and professional fees.

During 2000, the Company also incurred $4.3 million in merger-related expenses relating to previously consummated acquisitions of Sumitomo and Vectra. The expenses consisted of $1.2 million in severance and other employee benefits, $2.0 million in equipment and occupancy related expense, $.7 million in integration of information systems, and $.4 million in other integration related costs. As of December 31, 2000, $1.4 million in severance, $.1 million in equipment and occupancy expense, and $.2 million in other integration costs related to the terminated First Security Corporation merger remain accrued. Also at December 31, 2000, approximately $2.9 million in severance remains accrued relating to the acquisitions of Sumitomo, Regency and Vectra. The Company expects that substantially all of the unpaid merger expenses at December 31, 2000 will be paid in 2001.

In connection with the Regency and Pioneer mergers, the Company recorded pre-tax merger expenses of $14.3 million in 1999. These costs were comprised of $9.6 million in severance and other employee benefits, $.3 million in integration of information systems, $3.5 million in expenses for legal and other professional fees, and $.9 million in other integration costs. During 1999, the Company paid $4.5 million in accrued severance and other employee benefits and $3.5 million in legal and other professional fees and other integration costs. As a result of the consolidation effort associated with Sumitomo, the Company recorded additional pre-tax merger expenses of $8.4 million during 1999. Those costs were comprised of $2.3 million in severance and other employee benefits, $1.7 million in equipment and occupancy costs, $.5 million in integration of business operations, $3.1 million in integration of information systems, $.3 million in legal and professional fees, and $.5 million in other integration costs. During 1999, the Company paid $.5 million in severance and other employee benefits, $1.1 million in legal and other professional fees, and $3.5 million in other integration costs associated with earlier acquisitions.

The Company recorded pre-tax merger expenses of $38.1 million in 1998 in connection with the Sumitomo and eleven other mergers. The Sumitomo merger expenses included $5.3 million in severance and other employee benefits, $7.8 million in real property lease terminations, $5.8 million in integration of business systems, and $1.7 million in integration of information systems. In connection with the other eleven mergers, the Company incurred $6.3 million in severance and other employee benefits, $6.0 million in legal and other professional fees, and $5.2 million in other integration costs. As a result of these twelve mergers, a liability of $22.1 million was recorded in 1998 and was paid in total during 1999.

4. Investment Securities

Investment securities as of December 31, 2000 are summarized as follows (in thousands):

                                            Held to maturity
                            -------------------------------------------------
                                            Gross       Gross      Estimated
                             Amortized   unrealized   unrealized     market
                               cost         gains       losses       value
                            ----------   ----------   ----------   ----------
U.S. Treasury
   securities ...........   $    1,145           14            2        1,157
U.S. government
   agencies and
   corporations:
     Small Business
        Administration
        loan-backed
        securities ......      560,328        6,644        3,816      563,156
     Other agency
        securities ......    1,268,763       24,732        8,350    1,285,145
States and
   political
   subdivisions .........      292,521        4,357        1,127      295,751
Mortgage-
   backed
   securities ...........    1,002,676        7,119        2,264    1,007,531
                            ----------   ----------   ----------   ----------
                            $3,125,433       42,866       15,559    3,152,740
                            ==========   ==========   ==========   ==========


                                            Available for sale
                            -------------------------------------------------
                                            Gross       Gross      Estimated
                             Amortized   unrealized   unrealized     market
                               cost         gains       losses       value
                            ----------   ----------   ----------   ----------
U.S. Treasury
   securities ...........   $   51,036        1,566           43       52,559
U.S. government
   agencies and
   corporations .........       93,924          353          403       93,874
States and political
   subdivisions .........      184,714        5,842          435      190,121
Mortgage- and
   other asset-
   backed
   securities ...........      274,307          447        1,725      273,029
                            ----------   ----------   ----------   ----------
                               603,981        8,208        2,606      609,583
Equity securities:
   Mutual funds:
      Accessor
      Funds, Inc. .......      159,264        1,245          798      159,711
   Stock ................       17,417        4,810        9,055       13,172
                            ----------   ----------   ----------   ----------
                            $  780,662       14,263       12,459      782,466
                            ==========   ==========   ==========   ==========

Investment securities as of December 31, 1999 are summarized as follows (in thousands):

                                            Held to maturity
                            -------------------------------------------------
                                            Gross       Gross      Estimated
                             Amortized   unrealized   unrealized     market
                               cost         gains       losses       value
                            ----------   ----------   ----------   ----------
U.S. Treasury
   securities ...........   $    1,497         --              2        1,495
U.S. government
   agencies and
   corporations:
     Small Business
        Administration
        loan-backed
        securities ......      439,818        7,077        2,284      444,611
     Other agency
        securities ......    1,269,677          445       36,903    1,233,219
States and
   political
   subdivisions .........      313,743        1,265        6,146      308,862
Mortgage-
   backed
   securities ...........    1,305,709        4,448        7,836    1,302,321
                            ----------   ----------   ----------   ----------
                            $3,330,444       13,235       53,171    3,290,508
                            ==========   ==========   ==========   ==========


                                            Available for sale
                            -------------------------------------------------
                                            Gross       Gross      Estimated
                             Amortized   unrealized   unrealized     market
                               cost         gains       losses       value
                            ----------   ----------   ----------   ----------
U.S. Treasury
   securities ...........   $   93,106          178          455       92,829
U.S. government
   agencies and
   corporations .........       50,682           28          920       49,790
States and political
   subdivisions .........      102,108          165        5,025       97,248
Mortgage- and
   other asset-
   backed
   securities ...........      146,920          350        4,453      142,817
                            ----------   ----------   ----------   ----------
                               392,816          721       10,853      382,684
Equity securities:
   Mutual funds:
      Accessor
      Funds, Inc. .......      140,935          186        2,447      138,674
   Stock ................      242,700       14,921           49      257,572
                            ----------   ----------   ----------   ----------
                            $  776,451       15,828       13,349      778,930
                            ==========   ==========   ==========   ==========


The amortized cost and estimated market value of investment securities as of December 31, 2000 by contractual maturity, excluding equity securities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

                          Held to maturity        Available for sale
                      -----------------------   -----------------------
                                   Estimated                 Estimated
                      Amortized      market     Amortized      market
                         cost        value         cost        value
                      ----------   ----------   ----------   ----------
Due in one
   year or less ...   $  435,938      437,910       69,444       69,537
Due after one
   year through
   five years .....    2,110,156    2,109,913      209,293      211,306
Due after five
   years through
   ten years ......      250,940      255,717      114,787      114,784
Due after
   ten years ......      328,399      349,200      210,457      213,956
                      ----------   ----------   ----------   ----------
                      $3,125,433    3,152,740      603,981      609,583
                      ==========   ==========   ==========  ===========

Gross gains of $27.5 million, $2.4 million, and $9.4 million and gross losses of $12.7 million, $5.4 million, and $5.3 million were recognized in "Investment securities gain (loss), net" on sales and write-downs of investment securities for the years ended December 31, 2000, 1999, and 1998, respectively. The Company also recognized a pre-tax impairment loss of $96.9 million in 2000 on a write-down of First Security Corporation common stock.

Net gains from securities held by the Company's venture capital subsidiaries, and included in other noninterest income, were $.9 million in 2000 and $42.6 million in 1999. Consolidated net income includes a net loss of approximately $1.5 million in 2000 and net income of approximately $22.9 million in 1999 from the Company's venture capital subsidiaries.

As of December 31, 2000 and 1999, securities with an amortized cost of $2,130 million and $1,730 million, respectively, were pledged to secure public and trust deposits, advances, and for other purposes as required by law.

5. Loans and Allowance for Loan Losses

Loans are summarized as follows at December 31
(in thousands):

                                                2000          1999
                                             -----------   -----------
Loans held for sale ......................   $   181,159       204,800
Commercial, financial, and agricultural ..     3,614,977     3,036,229
Real estate:
    Construction .........................     2,273,191     1,722,295
    Other ................................     7,363,070     6,902,855
Consumer .................................       607,079       597,375
Lease financing ..........................       317,292       274,732
Foreign ..................................        26,263        52,697
Other receivables ........................        75,127        62,142
                                             -----------   -----------
                                             $14,458,158    12,853,125
                                             ===========    ==========

As of December 31, 2000 and 1999, loans with a carrying value of $1,426 million and $1,140 million, respectively, were pledged as security for Federal Home Loan Bank advances.

Sales of loans held for sale were $533 million in 2000, $879 million in 1999, and $1,238 million in 1998. Gain on the sales, excluding servicing, of both loans held for sale and loan securitizations was $33.5 million in 2000, $24.2 million in 1999, and $36.2 million in 1998.

Changes in the allowance for loan losses are summarized as follows (in thousands):
                                       2000         1999         1998
                                    ---------    ---------    ---------
Balance at beginning of year ....   $ 204,114      212,557       88,622
Allowance for
   loan losses of
   companies acquired ...........       1,961        2,623      125,691
Additions:
     Provision for loan losses ..      31,811       17,956       14,034
     Recoveries .................      10,290       16,544        9,416
Deductions:
     Loan charge-offs ...........     (52,641)     (45,566)     (25,206)
                                    ---------    ---------    ---------
Balance at end of year ..........   $ 195,535      204,114      212,557
                                    =========    =========    =========

At December 31, 2000, 1999, and 1998, the allowance for loan losses includes an allocation of $22 million, $23 million, and $20 million, respectively, related to commitments to extend credit and standby letters of credit.

The Company's total recorded investment in impaired loans was $46 million and $57 million at December 31, 2000 and 1999, respectively. Impaired loans of $16 million and $22 million at December 31, 2000 and 1999 required an allowance of $10 million and $16 million, respectively, which is included in the allowance for loan losses. Contractual interest due and interest foregone on impaired loans were $9.1 million and $6.7 million, respectively, for 2000, $5.3 million and $3.2 million, respectively, for 1999, and $3.8 million and $2.1 million, respectively, for 1998. The average recorded investment in impaired loans was $57 million in 2000, $27 million in 1999, and $18 million in 1998.

6. Concentrations of Credit Risk

Credit risk includes the loss that would be recognized subsequent to the reporting date if counterparties failed to perform as contracted. Concentrations of credit risk from financial instruments (whether on- or off-balance sheet) occur when groups of customers or counterparties having similar economic characteristics are unable to meet contractual obligations when similarly affected by changes in economic or other conditions. The Company limits its exposure to any individual customer or counterparty.

Most of the Company's business activity is with customers located in the states of Utah, Idaho, California, Nevada, Arizona, Colorado, and Washington. The commercial loan portfolio is well diversified, consisting of 11 major industry classification groupings. As of December 31, 2000, the larger concentrations of risk in the commercial loan and leasing portfolio are represented by the real estate, construction, business services and transportation industry groupings. The Company has minimal credit exposure from lending transactions with highly leveraged entities. The majority of foreign loans are supported by domestic real estate or letters of credit.

7. Premises and Equipment

Premises and equipment are summarized as follows at December 31 (in thousands):

                                      2000       1999
                                    --------   --------
Land ............................   $ 53,884     50,209
Buildings .......................    166,607    150,399
Furniture and equipment .........    288,882    263,270
Leasehold improvements ..........     71,160     64,887
                                    --------   --------
Total ...........................    580,533    528,765
Less accumulated depreciation
   and amortization .............    265,595    241,317
                                    --------   --------
Net book value ..................   $314,938    287,448
                                    ========    =======

8. Deposits

At December 31, 2000, the scheduled maturities of all time deposits are as follows (in thousands):

         2001                     $2,459,550
         2002                        393,390
         2003                        120,812
         2004                         44,849
         2005 and thereafter          59,194
                                  ----------
                                  $3,077,795
                                  ==========

At December 31, 2000, the contractual maturities of time deposits with a denomination of $100,000 or more were as follows: $549 million in 3 months or less, $295 million over 3 months through 6 months, $399 million over 6 months through 12 months and $206 million over 12 months.

Deposit overdrafts that have been reclassified as loan balances were $43 million and $21 million at December 31, 2000 and 1999, respectively.

9. Short-Term Borrowings

Short-term borrowings generally mature in less than 30 days. The following table shows selected information for these borrowings (in thousands):

                                     2000          1999          1998
                                  ----------    ----------    ----------
Federal funds
   purchased:
     Average amount
        outstanding ...........   $  851,465       717,085       401,412
     Weighted average rate ....         6.12%         4.91%         4.61%
     Highest month end
        balance ...............    1,069,124       866,716       594,503
     Year-end balance .........    1,069,124       825,997       337,283
     Weighted average
        rate on outstandings
        at year-end ...........         6.28%         4.69%         4.58%

Security repurchase
   agreements:
     Average amount
        outstanding ...........   $1,895,421     1,651,514     1,507,196
     Weighted average rate ....         5.68%         4.44%         4.77%
     Highest month end
        balance ...............    2,664,768     2,462,928     1,771,702
     Year-end balance .........    1,327,721     1,366,653       992,671
     Weighted average
        rate on outstandings
        at year-end ...........         5.56%         4.53%         4.40%

The Company participates in overnight and term security repurchase agreements. Most of the overnight agreements are performed with sweep accounts in conjunction with a master repurchase agreement. In this case, securities under the Company's control are pledged for and interest is paid on the collected balance of the customers' accounts. For term repurchase agreements, securities are transferred to the applicable counterparty. The counterparty, in certain instances, is contractually entitled to sell or repledge securities accepted as collateral. The carrying amount of such securities is disclosed in the consolidated balance sheet as of December 31, 2000.

10. Federal Home Loan Bank Advances
and Other Borrowings

Federal Home Loan Bank (FHLB) advances and other borrowings over one year are summarized as follows at December 31 (in thousands):

                                  2000       1999
                                --------   --------
FHLB advances, 5.52%-8.32% ..   $131,276    100,622
Notes payable, 5.66%-8.08% ..     12,500     12,000
                                --------   --------
                                $143,776    112,622
                                ========    =======

The FHLB advances are borrowed by Zions First National Bank (ZFNB) and Vectra Bank Colorado, N.A. (Vectra), wholly owned subsidiaries, under their lines of credit with the Federal Home Loan Banks of Seattle and Topeka, respectively. The lines of credit are secured under a blanket pledge whereby ZFNB and Vectra maintain unencumbered collateral with a carrying amount, which has been adjusted using a pledge requirement percentage based upon the types of collateral pledged, equal to at least 100 percent of outstanding advances.

Interest expense on FHLB advances and other borrowings over one year was $8.5 million, $4.8 million, and $6.6 million for the years ended December 31, 2000, 1999, and 1998, respectively.

Maturities of FHLB advances and other borrowings with original maturities over one year are as follows at December 31, 2000 (in thousands):

               2001          $103,316
               2002             3,005
               2003             3,754
               2004             2,570
               2005             5,833
         Thereafter            25,298
                             --------
                             $143,776
                             ========

11. Long-Term Debt

Long-term debt at December 31 is summarized as follows (in thousands):

                                             2000       1999
                                           --------   --------
Guaranteed preferred beneficial
   interests in junior subordinated
   deferrable interest debentures ......   $189,575    223,000
Subordinated notes:
   Floating rate subordinated notes,
      maturity in 2005 and 2008 ........    177,000    177,000
   8.625% subordinated note,
      maturity in 2002 .................     50,000     50,100
Capital leases and other
   notes payable .......................      2,975      3,371
                                           --------   --------
                                           $419,550    453,471
                                           ========    =======

The guaranteed preferred beneficial interests in junior subordinated deferrable interest debentures include $170.1 million of 8.536 percent debentures issued by Zions Institutional Capital Trust A (ZICTA), $2.0 million of 10.25 percent debentures issued by GB Capital Trust (GBCT), and $17.5 million of 9.50 percent debentures issued by VBC Capital I Trust (VBCCIT).

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

Floating-rate subordinated notes consist of $67 million callable quarterly beginning in 2000 and $110 million callable in 2003. These notes require quarterly interest payments. The 8.625 percent subordinated note is not redeemable prior to maturity and requires semiannual interest payments. All subordinated notes are unsecured.

Interest expense on long-term debt was $34.2 million, $35.1 million and $29.1 million for the years ended December 31, 2000, 1999, and 1998, respectively.

Maturities and sinking fund requirements on long-term debt are as follows for the years succeeding December 31, 2000 (in thousands):

                          Consoli-      Parent
                           dated         only
                          --------     --------
               2001       $    378         --
               2002         50,415       50,000
               2003            450         --
               2004            446         --
               2005         67,354       67,000
         Thereafter        300,507      110,000
                          --------     --------
                          $419,550      227,000
                          ========      =======

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

Contractual amounts of the off-balance sheet financial instruments used to meet the financing needs of the Company's customers are as follows (in thousands):

                                     2000         1999
                                  ----------   ----------
Commitments to extend credit ..   $6,991,330    5,810,745
Standby letters of credit:
     Performance ..............       81,607       79,184
     Financial ................      180,826      110,676
Commercial letters of credit ..       11,831       17,689

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

Establishing commitments to extend credit gives rise to credit risk. As of December 31, 2000, a significant portion of the Company's commitments is expected to expire without being drawn upon; commitments totaling $4.9 billion expire in 2001. As a result, the Company's actual future credit exposure or liquidity requirements will be lower than the contractual amounts of the commitments. The Company uses the same credit policies and procedures in making commitments to extend credit and conditional obligations as it does for on-balance sheet instruments. These policies and procedures include credit approvals, limits, and monitoring.

Standby and commercial letters of credit are conditional commitments issued by the Company generally to guarantee the performance of a customer to a third party. The guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Standby letters of credit include commitments in the amount of $217.5 million expiring in 2001 and $44.9 million expiring thereafter through 2009. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds marketable securities and cash equivalents as collateral supporting those commitments for which collateral is deemed necessary.

The Company enters into interest rate caps, spread maintenance agreements, exchange contracts (swaps), and forward agreements as part of its overall asset and liability duration and interest rate risk management strategy. These transactions enable the Company to manage asset and liability durations, and transfer, modify, or reduce its interest rate risk. The notional amounts of the contracts are used to express volume, but the amounts potentially subject to credit risk are much smaller. Exposure to credit risk arises from the possibility of nonperformance by counterparties to the interest rate contracts. The Company controls this credit risk (except futures contracts and interest rate cap contracts written, for which credit risk is de minimus) through credit approvals, limits, and monitoring procedures. No losses associated with counterparty nonperformance on interest rate contracts have occurred. Nevertheless, the related credit risk is considered and measured when and where appropriate.

Notional values of interest rate and foreign exchange contracts are summarized as follows (in thousands):

                                    2000         1999
                                 ----------   ----------
Caps and spread maintenance
  agreements .................   $2,073,827      875,634
Interest rate swaps ..........    2,022,011      711,228
Basis swaps ..................    2,537,860         --
Foreign exchange forwards ....       41,214       14,885

Interest rate caps and spread maintenance agreements obligate one of the parties to the contract to make payments to the other if an interest rate index exceeds a specified upper "capped" level or if contractual interest rate spreads fall below specified levels. These derivative instruments, to which the Company is a party at December 31, 2000, have remaining terms of less than one year to twenty-six years.

Interest rate swaps generally involve the exchange of fixed and variable rate interest payment obligations based on an underlying notional value, without the exchange of the notional value. Entering into interest rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contract, but also the interest rate risk associated with unmatched positions. Interest rate swaps, to which the Company is a party at December 31, 2000, have remaining terms ranging from under one year to six years.

Forwards are contracts for the delayed delivery of financial instruments in which the seller agrees to deliver on a specified future date, a specified instrument, at a specified price or yield. As of December 31, 2000, the Company's forward contracts have remaining terms ranging from under one month to four months.

As a market maker in U.S. government, agency, and municipal securities, the Company enters into agreements to purchase and sell such securities. As of December 31, 2000 and 1999, the Company had outstanding commitments to purchase securities of $299 million and $240 million, respectively, and outstanding commitments to sell securities of $181 million and $243 million, respectively. These agreements at December 31, 2000 have remaining terms of one month or less.

The contractual or notional amount of financial instruments indicates a level of activity associated with a particular class of financial instrument and is not a reflection of the actual level of risk. As of December 31, 2000 and 1999, the regulatory risk-weighted values assigned to all off-balance sheet financial instruments described herein totaled $1,452 million and $1,389 million, respectively.

At December 31, 2000, the Company has drawn the total $65 million available in lines of credit from two separate institutions, with interest rates ranging from
7.00 percent to 7.18 percent. There were no compensating balance arrangements on either of these lines of credit.

At December 31, 2000, the Company was required to maintain a cash balance of $32 million with the Federal Reserve Banks to meet minimum balance requirements in accordance with Federal Reserve Board regulations.

The Company is a defendant in various legal proceedings arising in the normal course of business. The Company does not believe that the outcome of any such proceedings will have a material adverse effect on its consolidated financial position, operations, or liquidity.

The Company has commitments for leasing premises and equipment under the terms of noncancelable capital and operating leases expiring from 2001 to 2067. Premises leased under capital leases were recorded at $13.7 million, net of $12.4 million accumulated amortization at December 31, 2000. Amortization charges applicable to premises leased under capital leases are included in depreciation expense. Future aggregate minimum rental payments under existing noncancelable operating leases at December 31, 2000 are as follows (in thousands):

               2001       $ 27,332
               2002         25,849
               2003         24,065
               2004         22,179
               2005         19,497
         Thereafter        103,395
                          --------
                          $222,317
                          ========

Future aggregate minimum rental payments have been reduced by noncancelable subleases as follows: 2001, $1.2 million; 2002, $1.1 million; 2003, $1.0 million; 2004, $.9 million; 2005, $.6 million; and thereafter $2.2 million. Aggregate rental expense on operating leases amounted to $40.0 million, $40.3 million, and $33.3 million for the years ended December 31, 2000, 1999, and 1998, respectively.

13. Stock Options

The Company adopted a qualified stock option plan in 1981, under which stock options may be granted to key employees, and a nonqualified plan under which options may be granted to nonemployee directors. Under the qualified and nonqualified plans, 3,244,000 and 400,000 shares, respectively, of common stock were reserved. During 2000 the qualified plan was amended and options equal to 2% of the issued and outstanding shares of the Company's common stock as of the first day of the year are automatically reserved for issuance under the plan.

No compensation expense was recorded for the qualified and nonqualified option plans, as the exercise price was equal to the quoted market price of the stock at the time of grant. Under the qualified plan, options are exercisable in increments from one to three years after the date of grant and expire seven years after the date of grant. Options granted previous to 2000 are generally exercisable in increments from one to four years after the date of grant and expire six years after the date of grant. Under the nonqualified plan, options are exercisable in increments from six months to three and a half years after the date of grant and expire ten years after the date of grant. At December 31, 2000, there were 787,406 and 223,000 additional shares available for grant under the qualified and nonqualified plans, respectively.

In 1998, the Company adopted a broad-based employee stock option plan in substitution of an employee profit-sharing plan. Substantially all participants of the employee profit-sharing plan are eligible to participate in this plan. Participation in this plan requires employment for a full year prior to the option grant date with service of 20 hours a week or more. However, executive officers of the Company are not eligible to participate in this plan. Stock options are granted to eligible employees based on an internal job grade structure. All options vest at the rate of one third each year with expiration at four years after date of grant. At December 31, 2000, there were 1,500,000 options authorized with 788,432 options outstanding. The plan is noncompensatory and results in no compensation expense recognized by the Company, as the exercise price of the options is equal to the quoted market price of the stock at the option grant date.

The per share weighted-average fair value of stock options granted during 2000, 1999, and 1998 was $13.09, $19.20, and $14.95, respectively, on the date of grant as valued using the Black-Scholes option-pricing model. The following weighted-average assumptions were used in 2000, 1999, and 1998: expected dividend yield of 1.5%, expected volatility ranging from 26.6% to 39.4%, risk-free interest rates ranging from 4.1% to 6.8%, and expected life ranging from 2 to 7.5 years.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under FASB Statement No. 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:

                                      2000          1999          1998
                                  -----------   -----------   -----------
Net income
(in thousands):
     As reported ..............   $   161,709       194,064       143,353
     Pro forma ................       145,773       183,689       133,863

Net income per common share:
     As reported:
          Basic ...............   $      1.87          2.29          1.77
          Diluted .............          1.86          2.26          1.75
     Pro forma:
          Basic ...............          1.69          2.17          1.65
          Diluted .............          1.67          2.14          1.63

Pro forma amounts reflect only stock-based compensation grants made after 1994. The full impact of calculating compensation cost for stock options under Statement No. 123 is not reflected in the pro forma amounts presented previously because compensation cost is reflected over the options' vesting period, and compensation cost of options granted prior to January 1, 1995 is not considered.

The following table is a summary of the Company's stock option activity and related information for the three years ended December 31, 2000:

                                           Weighted-
                               Number       average
                                 of        exercise
                               shares        price
                             ---------    ----------
Balance at
     December 31, 1997 ..    1,877,123    $    16.57
          Acquired ......      430,998         11.35
          Granted .......    1,343,612         45.62
          Exercised .....     (659,168)        11.38
          Forfeited .....      (25,964)        32.82
- --------------------------------------

Balance at
     December 31, 1998 ..    2,966,601         29.98
          Acquired ......       64,652         27.26
          Granted .......    1,172,542         65.29
          Exercised .....     (625,537)        20.06
          Forfeited .....     (232,567)        42.32
- --------------------------------------

Balance at
     December 31, 1999 ..    3,345,691         43.30
          Acquired ......      132,097         11.48
          Granted .......    1,993,961         43.38
          Exercised .....     (409,935)        18.25
          Forfeited .....     (328,223)        51.03
- --------------------------------------

Balance at
     December 31, 2000 ..    4,733,591         43.98
======================================

Outstanding options
   exercisable as of:
     December 31, 2000 ..    1,701,254         36.55
     December 31, 1999 ..    1,222,187         26.62
     December 31, 1998 ..    1,116,087         14.90

Selected information on stock options as of December 31, 2000 follows:

                  Outstanding options           Exercisable options
           ---------------------------------   ---------------------
                                   Weighted-
                       Weighted-    average                Weighted-
 Exercise    Number     average    remaining    Number     average
  price        of       exercise  contractual     of       exercise
  range      shares      price    life (years)  shares       price
- ---------  ---------   ---------   ---------   ---------   ---------
$2.37 to
   $ 6.91      36,484    $   4.10        6.40      36,484   $    4.10
$6.92 to
   $13.83     206,363       11.15        3.30     201,290       11.10
$13.84 to
   $20.74     263,860       17.31        3.30     241,997       17.36
$20.75 to
   $27.65     155,967       24.39        4.20     121,716       24.77
$27.66 to
   $34.56     343,707       30.86        2.70     250,001       30.81
$34.57 to
   $41.48      31,695       40.25        6.20      23,195       40.34
$41.49 to
   $48.39   1,962,364       42.62        5.60     235,911       43.18
$48.40 to
   $55.30     899,094       49.90        3.50     354,339       49.63
$55.31 to
   $62.21      23,484       55.79        4.60       1,046       55.98
$62.22 to
   $69.13     810,573       68.69        4.20     235,275       68.45
            ---------                           ---------
            4,733,591   $   43.98        4.50   1,701,254   $   36.55
            =========                           =========

14. Net Income Per Common Share

Basic and diluted net income per common share, based on the weighted-average outstanding shares, are summarized as follows (in thousands, except per share amounts):

                                        2000       1999       1998
                                      --------   --------   --------
Basic:
     Net income ...................   $161,709    194,064    143,353
     Less preferred
          dividends ...............       --           34         46
                                      --------   --------   --------
     Net income applicable
          to common stock .........    161,709    194,030    143,307
     Average common
          shares outstanding ......     86,320     84,613     80,788
     Net income per
          common share - basic ....   $   1.87       2.29       1.77

Diluted:
     Net income applicable
          to common stock .........   $161,709    194,030    143,307
     Average common
          shares outstanding ......     86,320     84,613     80,788
     Stock option adjustment ......        800      1,082      1,130
                                      --------   --------   --------
     Average common shares
          outstanding - diluted ...     87,120     85,695     81,918
     Net income per
          common share - diluted ..   $   1.86       2.26       1.75

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

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person who attempts to acquire the Company without the approval of the Board of Directors. The Rights, however, should not affect offers for all outstanding shares of common stock at a fair price and, otherwise, in the best interests of the Company and its shareholders as determined by the Board of Directors. The Board of Directors may, at its option, redeem all, but not fewer than all, of the then outstanding Rights at any time until the 10th business day following a public announcement that a person or a group has acquired beneficial ownership of 10 percent or more of the Company's outstanding common stock or total voting power.

16. Income Taxes

Income taxes are summarized as follows (in thousands):

                      2000       1999       1998
                    --------   --------   --------
Federal:
     Current ....   $ 59,038     46,485     64,855
     Deferred ...      6,342     43,648     (4,978)
State ...........     14,281     19,365      9,755
                    --------   --------   --------
                    $ 79,661    109,498     69,632
                    ========   ========   ========

A reconciliation between income tax expense computed using the statutory federal income tax rate of 35 percent and actual income tax expense is as follows (in thousands):

                                 2000        1999        1998
                               --------    --------    --------
Income tax expense at
   statutory federal rate ..   $ 85,016     107,979      74,694
State income taxes, net ....      9,283      12,587       6,341
Nondeductible expenses .....     10,944      11,232       8,643
Nontaxable interest ........    (17,217)    (13,893)     (9,125)
Tax credits and other
   taxes ...................     (1,874)     (1,819)     (1,877)
Corporate reorganization ...     (6,416)     (6,416)     (6,117)
Decrease in valuation
   allowance ...............       --          --        (1,992)
Other items ................        (75)       (172)       (935)
                               --------    --------    --------
     Income tax expense ....   $ 79,661     109,498      69,632
                               ========    ========    ========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2000 and 1999, are presented below (in thousands):

                                                     2000         1999
                                                  ---------    ---------
Gross deferred tax assets:
     Book loan loss deduction in
        excess of tax .........................   $  75,388       78,979
     Postretirement benefits ..................       1,365          722
     Deferred compensation ....................       9,862        8,996
     Deferred loan fees .......................       1,829        2,498
     Deferred agreements ......................       2,261        2,650
     Capital leases ...........................         516        1,648
     Other real estate owned ..................         260        4,584
     Accrued severance costs ..................         252        1,685
     Capital loss carryforward ................      27,470         --
     Other ....................................      19,259       23,452
                                                  ---------    ---------
          Total deferred tax assets ...........     138,462      125,214
                                                  ---------    ---------
Gross deferred tax liabilities:
     Core deposits and purchase
              accounting ......................     (23,358)     (27,609)
     Premises and equipment, due
              to differences in depreciation ..      (5,690)      (4,566)
     FHLB stock dividends .....................     (25,276)     (21,320)
     Leasing operations .......................     (46,511)     (33,416)
     Security investments .....................     (20,139)     (20,192)
     Prepaid pension reserves .................      (1,730)      (2,559)
     Mortgage servicing .......................        (112)        (202)
     Other ....................................      (6,401)      (1,377)
                                                  ---------    ---------
          Total deferred tax liabilities ......    (129,217)    (111,241)
                                                  ---------    ---------
FASB Statement No. 115 market
   equity adjustment ..........................       2,174        2,628
                                                  ---------    ---------
          Net deferred tax assets .............   $  11,419       16,601
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

The exercise of stock options under the Company's nonqualified stock option plan, and nonqualified exercises of options under the qualified plan, resulted in tax benefits reducing the Company's current income tax payable and increasing common stock by $3.4 million, $8.6 million, and $3.4 million in 2000, 1999, and 1998, respectively.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, the Company's capital ratios significantly exceed the minimum capital levels, and the Company is considered well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Company's category.

Dividends declared by the Company's national banking subsidiaries in any calendar year may not, without the approval of the appropriate federal regulator, exceed their net earnings for that year combined with their net earnings less dividends paid for the preceding two years. At December 31, 2000, the Company's subsidiaries had approximately $117.6 million available for the payment of dividends under the foregoing restrictions.

The actual capital amounts and ratios of the Company and significant banking subsidiaries are as follows (in thousands):


                                                                        Minimum for capital          To be
                                                         Actual          adequacy purposes     well capitalized
                                                   ------------------    ------------------   ------------------
                                                     Amount     Ratio      Amount     Ratio     Amount     Ratio
                                                   ----------   -----    ----------   -----   ----------   -----
As of December 31, 2000:
     Total capital (to risk-weighted assets)
          The Company ..........................   $1,737,176   10.83%   $1,282,874    8.00%  $1,603,593   10.00%
          Zions First National Bank ............      680,382   12.30       442,604    8.00      553,255   10.00
          California Bank & Trust ..............      584,124   10.71       436,446    8.00      545,558   10.00
     Tier I capital (to risk-weighted assets)
          The Company ..........................    1,368,041    8.53       641,437    4.00      962,156    6.00
          Zions First National Bank ............      448,729    8.11       221,302    4.00      331,953    6.00
          California Bank & Trust ..............      405,891    7.44       218,223    4.00      327,335    6.00
     Tier I capital (to average assets)
          The Company ..........................    1,368,041    6.38       643,265    3.00    1,072,108    5.00
          Zions First National Bank ............      448,729    5.36       251,323    3.00      418,871    5.00
          California Bank & Trust ..............      405,891    6.20       196,278    3.00      327,130    5.00

As of December 31, 1999:
     Total capital (to risk-weighted assets)
          The Company ..........................   $1,646,581   11.29%   $1,167,056    8.00%  $1,458,820   10.00%
          Zions First National Bank ............      692,026   14.73       375,744    8.00      469,680   10.00
          California Bank & Trust ..............      527,964   10.32       409,093    8.00      511,367   10.00
     Tier I capital (to risk-weighted assets)
          The Company ..........................    1,260,090    8.64       583,528    4.00      875,292    6.00
          Zions First National Bank ............      432,845    9.22       187,872    4.00      281,808    6.00
          California Bank & Trust ..............      353,777    6.92       204,547    4.00      306,820    6.00
     Tier I capital (to average assets)
          The Company ..........................    1,260,090    6.16       613,398    3.00    1,022,331    5.00
          Zions First National Bank ............      432,845    5.61       231,406    3.00      385,676    5.00
          California Bank & Trust ..............      353,777    5.68       186,973    3.00      311,622    5.00

18. Retirement Plans

The Company has a noncontributory defined benefit pension plan for eligible employees. Plan benefits are based on years of service and employees' compensation levels. Benefits vest under the plan upon completion of five years of service. Plan assets consist principally of corporate equity and debt securities and cash investments. Plan benefits are defined as a lump-sum cash value or an annuity at age 65. The following table presents the change in the plan's benefit obligation for the years ended December 31, 2000 and 1999 (in thousands):

                                         2000         1999
                                       ---------    ---------
Benefit obligation at
   beginning of year ...............   $ 106,390      108,973
Service cost .......................       7,026        8,294
Interest cost ......................       8,137        7,397
Actuarial (gain) loss ..............       5,274       (7,379)
Benefits paid ......................      (9,313)     (10,895)
                                       ---------    ---------
Benefit obligation at end of year ..   $ 117,514      106,390
                                       =========    =========

Plan assets include 123,142 shares of Company common stock as of December 31, 2000 and 88,558 shares as of December 31, 1999. The following table presents the change in plan assets for the years ended December 31, 2000 and 1999 (in thousands):

                                     2000         1999
                                  ---------    ---------
Fair value of plan assets at
   beginning of year ..........   $ 138,989      107,245
Actual return on plan assets ..      (9,918)      25,595
Employer contributions ........        --         17,044
Benefits paid .................      (9,313)     (10,895)
                                  ---------    ---------
Fair value of plan assets at
   end of year ................   $ 119,758      138,989
                                  =========    =========

The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 2000 and 1999 (in thousands):

                                   2000        1999
                                 --------     -------
Funded status ................   $  2,244      32,599
Unrecognized net
   actuarial (gain) loss .....      6,581     (21,302)
Unrecognized prior
   service cost ..............     (2,243)     (2,646)
                                 --------     -------
   Net prepaid benefit cost ..   $  6,582       8,651
                                 ========     =======

Net periodic benefit cost recognized for the years ended December 31, 2000, 1999, and 1998 includes the following components (in thousands):

                                          2000        1999        1998
                                        --------    --------    --------
Service cost ........................   $  7,026       8,294       5,587
Interest cost .......................      8,137       7,397       5,192
Expected return on
   plan assets ......................    (12,059)     (9,300)     (6,851)
Amortization of prior
   service cost .....................       (403)       (385)       (385)
Amortization of
   transitional asset ...............       --          (431)       (625)
Recognized actuarial (gain) loss ....       (632)       --            39
                                        --------    --------    --------
   Net periodic benefit
      cost recognized ...............   $  2,069       5,575       2,957
                                        ========    ========    ========

The weighted average discount rate used in determining the pension benefit obligation was 7.50 percent in 2000 and 8.00 percent in 1999. The rate of compensation increase was 5.00 percent and the expected long-term rate of return was 9.00 percent for both 2000 and 1999. Any net transition asset or obligation and any unrecognized prior service cost are being amortized on a straight-line basis. Unrecognized gains and losses are amortized using the minimum recognition method.

The Company also sponsors three unfunded nonqualified supplemental executive retirement plans, which restore pension benefits limited by federal tax law. At December 31, 2000 and 1999, the Company's liability, included in accrued expenses, totaled $7.1 million and $5.7 million, respectively.

In addition to the Company's defined benefit pension plan, the Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees hired before January 1, 1993, who meet minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Plan coverage is provided by self-funding or health maintenance organizations (HMOs) options. Reductions in the Company's obligations to provide benefits resulting from cost sharing changes have been applied to reduce the plan's unrecognized transition obligation. During 1999 and 2000, the Company adopted several plan revisions that changed the liability for retiree medical coverage. In 1999 the Company eliminated retiree medical coverage for future California Bank & Trust employees and capped the Company's contributions for current California Bank & Trust employees to make these benefits consistent with benefits provided to other employees of the Company. In 2000 the Company increased its contribution toward retiree medical coverage and permanently froze the Company contributions. In the future, retirees will pay the difference between the full premium rates and the capped Company contribution.

The following table presents the change in the plan's benefit obligation for the years ended December 31, 2000 and 1999 (in thousands):

                                              2000       1999
                                             -------    -------
Benefit obligation at beginning of year ..   $ 5,683     12,306
Service cost .............................       265         91
Interest cost ............................       767        852
Plan amendments ..........................     2,376     (1,950)
Actuarial (gain) loss ....................        39     (1,874)
Benefits paid ............................    (1,156)      (148)
Curtailments .............................       940     (3,594)
                                             -------    -------
Benefit obligation at end of year ........   $ 8,914      5,683
                                             =======    =======

The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 2000 and 1999 (in thousands):

                                         2000        1999
                                       --------    --------
Benefit obligation at end of year ..   $  8,914       5,683
Unamortized prior service cost .....       (341)      1,950
Unrecognized net actuarial gain ....      2,896       3,377
                                       --------    --------
Accrued benefit cost ...............   $ 11,469      11,010
                                       ========    ========

Net periodic benefit cost recognized for the years ended December 31, 2000, 1999, and 1998 includes the following components (in thousands):

                                          2000        1999        1998
                                        --------    --------    --------
Service cost ........................   $    265          91         114
Interest cost .......................        767         852         230
Recognized prior service cost .......         85        --          --
Recognized net gain .................       (441)       (317)       (515)
                                        --------    --------    --------
     Net periodic benefit cost ......        676         626        (171)
Recognized curtailment (gain) loss ..        940      (3,594)       --
Recognized liability due to
     acquisitions ...................       --          --         8,833
                                        --------    --------    --------
Net periodic benefit cost
     (credit) after recognition
     of extraordinary items .........   $  1,616      (2,968)      8,662
                                        ========    ========    ========

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent at December 31, 2000 and 8.0 percent at December 31, 1999.

Because the Company's contribution rate is capped, there is no effect from assumed increases or decreases in healthcare cost trend rates.

The Company has an Employee Stock Savings Plan and an Employee Investment Savings Plan (PAYSHELTER). Under PAYSHELTER, employees select from a nontax-deferred or tax-deferred plan and several investment alternatives. Employees can contribute from 1 to 15 percent of compensation, which is matched up to 50 percent by the Company for contributions up to 5 percent and 25 percent for contributions greater than 5 percent up to 10 percent. The Company's contributions to the plans amounted to $5.5 million, $5.3 million, and $3.7 million for the years ended December 31, 2000, 1999, and 1998, respectively.

19. Fair Value of Financial Instruments

The carrying value and estimated fair value of principal financial instruments are summarized as follows (in thousands):


                                                          December 31, 2000                 December 31, 1999
                                                     ----------------------------      --------------------------
                                                                       Estimated                       Estimated
                                                    Carrying value     fair value   Carrying value     fair value
                                                     ------------      ----------      ----------      ----------
Financial assets:
     Cash and due from banks .....................   $  1,047,252       1,047,252         898,300         898,300
     Money market investments ....................        528,067         528,067         525,169         525,169
     Investment securities .......................      4,188,309       4,215,616       4,437,219       4,397,283
     Loans, net ..................................     14,182,498      14,682,170      12,586,531      12,627,743
                                                     ------------      ----------      ----------      ----------
          Total financial assets .................   $ 19,946,126      20,473,105      18,447,219      18,448,495
                                                     ============      ==========      ==========      ==========
Financial liabilities:
     Demand, savings, and money market deposits ..   $ 11,855,794      11,855,794      10,936,883      10,936,883
     Time deposits ...............................      3,077,795       3,092,466       2,915,276       2,898,930
     Foreign deposits ............................        136,394         136,131         209,780         209,726
     Securities sold, not yet purchased ..........        291,102         291,102         237,020         237,020
     Federal funds purchased and
        security repurchase agreements ...........      2,396,845       2,396,845       2,192,650       2,192,650
     FHLB advances and other borrowings ..........      1,632,975       1,634,383       1,389,327       1,379,127
     Long-term debt ..............................        419,550         443,553         453,471         446,056
                                                     ------------      ----------      ----------      ----------
          Total financial liabilities ............   $ 19,810,455      19,850,274      18,334,407      18,300,392
                                                     ============      ==========      ==========      ==========
Off-balance sheet instruments:
     Caps and spread maintenance agreements ......   $       --              --            (7,671)         (7,671)
     Swaps .......................................           --            33,936            --            (9,641)
     Foreign exchange forwards ...................            (31)            (31)           --              --
                                                     ------------      ----------      ----------      ----------
          Total off-balance sheet instruments ....   $        (31)         33,905          (7,671)        (17,312)
                                                     ============      ==========      ==========      ==========

FINANCIAL ASSETS The estimated fair value approximates the carrying value of cash and due from banks and money market investments. For investment securities, the fair value is based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or a discounted cash flow model based on established market rates. The fair value of fixed-rate loans is estimated by discounting future cash flows using the London Interbank Offered Rate (LIBOR) yield curve adjusted by a factor which reflects the credit and interest rate risk inherent in the loan. Variable-rate loans reprice with changes in market rates. As such, their carrying amounts are deemed to approximate fair value.

FINANCIAL LIABILITIES The estimated fair value of demand and savings deposits, securities sold not yet purchased, and federal funds purchased and security repurchase agreements, approximates the carrying value. The fair value of time and foreign deposits is estimated by discounting future cash flows using the LIBOR yield curve. The fair value of fixed-rate FHLB advances is estimated by discounting future cash flows using the LIBOR yield curve. Variable rate FHLB advances reprice with changes in market rates. As such, their carrying amounts approximate their fair value. Other borrowings are not significant. The estimated fair value of the subordinated notes is based on a quoted market price. The remaining long-term debt is not significant.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS The fair value of the caps and swaps reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based upon pricing or valuation models applied to current market information and taking into account the current unrealized gains or losses of open contracts. The carrying amounts include unamortized fees paid or received and any deferred gains or losses.

The fair value of commitments to extend credit and letters of credit, based on fees currently charged for similar commitments, is not significant.

LIMITATIONS These fair value disclosures represent management's best estimates, based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

Further, the calculations do not represent the underlying value of the Company. Other significant assets and liabilities, which are not considered financial assets or liabilities and for which no fair values have been estimated, include premises and equipment, goodwill and other intangibles, deferred taxes, and other liabilities.

20. Operating Segment Information

Operating segments represent components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

The following is a summary of selected operating segment information for the years ended December 31, 2000, 1999, and 1998 (in thousands):


                                      Zions First                     Nevada
                                        National     California      State Bank    National
                                        Bank and        Bank &          and         Bank of
                                      Subsidiaries      Trust       Subsidiaries    Arizona
                                      -----------    -----------    -----------   -----------
2000:
   Net interest income ............   $   227,057        297,153        101,685        92,300
   Provision for loan losses ......         8,250           --           10,060         3,570
                                      -----------    -----------    -----------   -----------
   Net interest income after
      provision for loan losses ...       218,807        297,153         91,625        88,730
   Noninterest income .............       151,966         43,585         23,488        14,082
   Merger expense and
      amortization of goodwill
      and core deposit
      intangibles .................         4,470         23,677          6,798         2,315
   Other noninterest expense ......       219,114        183,581         74,226        50,396
                                      -----------    -----------    -----------   -----------
   Income before income taxes
      and minority interest .......       147,189        133,480         34,089        50,101
   Income taxes ...................        44,917         59,401         11,337        19,885
   Minority interest ..............        (2,142)          --             --            --
                                      -----------    -----------    -----------   -----------
   Net income .....................   $   104,414         74,079         22,752        30,216
                                      -----------    -----------    -----------   -----------
   Assets .........................   $ 8,095,001      6,952,940      2,373,585     1,943,675
   Net loans and leases ...........     4,885,246      4,855,632      1,383,142     1,488,773
   Deposits .......................     4,173,002      5,588,601      1,992,947     1,551,182
   Shareholders' equity ...........       459,951        714,322        176,168       160,925
                                      ===========    ===========    ===========   ===========
1999:
   Net interest income ............   $   220,018        263,682         99,885        76,928
   Provision for loan losses ......         9,000           --            3,660         2,400
                                      -----------    -----------    -----------   -----------
   Net interest income after
      provision for loan losses ...       211,018        263,682         96,225        74,528
   Noninterest income .............       169,902         35,806         23,933        13,022
   Merger expense and
       amortization of goodwill
       and core deposit
       intangibles ................         2,135         25,909         14,070         1,831
   Other noninterest expense ......       208,159        182,034         78,596        42,909
                                      -----------    -----------    -----------   -----------
   Income before income
       taxes and minority interest        170,626         91,545         27,492        42,810
   Income taxes ...................        53,327         42,101          9,001        16,617
   Minority interest ..............         3,065           --             --            --
                                      -----------    -----------    -----------   -----------
   Net income .....................   $   114,234         49,444         18,491        26,193
                                      -----------    -----------    -----------   -----------
   Assets .........................   $ 7,156,888      6,566,985      2,277,356     1,600,135
   Net loans and leases ...........     4,085,175      4,559,136      1,340,534     1,212,531
   Deposits .......................     3,809,258      5,425,928      1,882,349     1,206,366
   Shareholders' equity ...........       444,401        679,288        163,422       131,322
                                      ===========    ===========    ===========   ===========
1998:
   Net interest income ............   $   222,044        112,726         90,518        70,687
   Provision for loan losses ......        23,000        (18,717)         3,685         1,800
                                      -----------    -----------    -----------   -----------
   Net interest income after
       provision for loan losses ..       199,044        131,443         86,833        68,887
   Noninterest income .............       142,654         14,284         25,298         9,312
   Merger expense and
        amortization of goodwill
        and core deposit
        intangibles ...............         2,717         37,363          1,490         1,867
   Other noninterest expense ......       216,405         78,596         71,856        40,131
                                      -----------    -----------    -----------   -----------
   Income before income
        taxes and minority interest       122,576         29,768         38,785        36,201
   Income taxes ...................        35,477         13,360         11,835        14,013
   Minority interest ..............          --             --             --            --
                                      -----------    -----------    -----------   -----------
   Net income .....................   $    87,099         16,408         26,950        22,188
                                      -----------    -----------    -----------   -----------
   Assets .........................   $ 6,047,071      6,183,044      2,150,095     1,451,866
   Net loans and leases ...........     3,509,319      4,180,999      1,133,680     1,012,038
   Deposits .......................     3,933,823      5,348,694      1,829,117     1,225,796
   Shareholders' equity ...........       383,350        606,195        152,530       116,262
                                      ===========    ===========    ===========   ===========

                                       82

                                                        The
                                                      Commerce
                                      Vectra Bank      Bank of                   Consolidated
                                       Colorado      Washington        Other        Company
                                      -----------    -----------    -----------   -----------
2000:
   Net interest income ............        89,094        19,991       (23,902)       803,378
   Provision for loan losses ......         9,112           819          --           31,811
                                      -----------    -----------    -----------   -----------
   Net interest income after
      provision for loan losses ...        79,982        19,172       (23,902)       771,567
   Noninterest income .............        20,223         1,472       (62,652)       192,164
   Merger expense and
      amortization of goodwill
      and core deposit
      intangibles .................        13,702          --          31,753         82,715
   Other noninterest expense ......        72,593         8,817        29,385        638,112
                                      -----------    -----------    -----------   -----------
   Income before income taxes
      and minority interest .......        13,910        11,827      (147,692)       242,904
   Income taxes ...................         8,103         3,965       (67,947)        79,661
   Minority interest ..............          --            --           3,676          1,534
                                      -----------    -----------    -----------   -----------
   Net income .....................         5,807         7,862       (83,421)       161,709
                                      -----------    -----------    -----------   -----------
   Assets .........................     2,155,929       552,661      (134,348)    21,939,443
   Net loans and leases ...........     1,475,166       242,042        48,032     14,378,033
   Deposits .......................     1,385,271       404,864       (25,884)    15,069,983
   Shareholders' equity ...........       390,252        33,226      (156,000)     1,778,844
                                      ===========    ===========    ===========   ===========
1999:
   Net interest income ............        83,103        15,792       (17,919)       741,489
   Provision for loan losses ......         2,586           610          (300)        17,956
                                      -----------    -----------    -----------   -----------
   Net interest income after
      provision for loan losses ...        80,517        15,182       (17,619)       723,533
   Noninterest income .............        17,206           735         5,941        266,545
   Merger expense and
       amortization of goodwill
       and core deposit
       intangibles ................        15,228          --           4,526         63,699
   Other noninterest expense ......        74,877         7,452        23,841        617,868
                                      -----------    -----------    -----------   -----------
   Income before income
       taxes and minority interest          7,618         8,465       (40,045)       308,511
   Income taxes ...................         5,616         2,788       (19,952)       109,498
   Minority interest ..............          --            --           1,884          4,949
                                      -----------    -----------    -----------   -----------
   Net income .....................         2,002         5,677       (21,977)       194,064
                                      -----------    -----------    -----------   -----------
   Assets .........................     2,161,216       408,409       109,911     20,280,900
   Net loans and leases ...........     1,372,710       200,320        20,239     12,790,645
   Deposits .......................     1,490,468       289,182       (41,612)    14,061,939
   Shareholders' equity ...........       384,398        25,329      (168,322)     1,659,838
                                      ===========    ===========    ===========   ===========
1998:
   Net interest income ............        73,447        13,939        (9,419)       573,942
   Provision for loan losses ......         4,588            78          (400)        14,034
                                      -----------    -----------    -----------   -----------
   Net interest income after
       provision for loan losses ..        68,859        13,861        (9,019)       559,908
   Noninterest income .............        14,844         1,702         2,103        210,197
   Merger expense and
        amortization of goodwill
        and core deposit
        intangibles ...............        17,076         7,702         1,554         69,769
   Other noninterest expense ......        57,310         7,453        15,180        486,931
                                      -----------    -----------    -----------   -----------
   Income before income
        taxes and minority interest         9,317           408       (23,650)       213,405
   Income taxes ...................         5,745           346       (11,144)        69,632
   Minority interest ..............          --            --             420            420
                                      -----------    -----------    -----------   -----------
   Net income .....................         3,572            62       (12,926)       143,353
                                      -----------    -----------    -----------   -----------
   Assets .........................     2,151,029       337,351      (270,833)    18,049,623
   Net loans and leases ...........     1,216,359       154,892        12,199     11,219,486
   Deposits .......................     1,688,719       221,403       (26,642)    14,220,910
   Shareholders' equity ...........       388,506        23,159      (217,371)     1,452,631
                                      ===========    ===========    ===========   ===========

                                       82 [Continued]

21. Asset Securitizations

During 2000 the Company sold $164 million of auto loans, $169 million of credit card receivables and $248 million of home equity loans in revolving securitization transactions for cash. New loans or receivable balances are sold monthly into the revolving securitization facilities. In these revolving securitizations the Company retains servicing responsibilities and receives servicing fees. Annualized servicing fees approximate 1% of the outstanding loan balances for the auto loans securitization, 2% for the credit card receivables securitization and 0.5% for the home equity loans securitization. The Company also has rights to future cash flows arising after the investors in the securitizations have received the return for which they contracted and administrative and other expenses have been paid. The Company retains subordinated tranche interests or cash reserve accounts that serve as credit enhancements on the securitizations. The Company's retained interests are subordinate to the investors' interests. The investors and the securitization vehicles have no recourse to the Company's other assets for failure of debtors to pay when due. The Company's retained interests are subject to credit, prepayment, and interest rate risks on the transferred loans and receivables.

The Company recognized pre-tax gains from the transfer of the loans and receivables of $3.1 million for the auto loans, $6.1 million for the credit card receivables and $13.2 million for the home equity loans during 2000, which is included in loan sales and servicing income. Also during 2000, the Company completed the sale of $494 million of Small Business Administration (SBA) 504 and other low loan-to-value commercial mortgages in a securitization transaction. Except for the revolving features, the general characteristics of the securitizations and rights of the Company described previously also pertain to this transaction. Annualized servicing fees received by the Company approximate 1% of the outstanding loan balance for this securitization. The Company recognized a pre-tax gain from this securitization of $2.8 million, which is included in loan sales and servicing income.

Residual cash flows paid to the Company's subsidiary, Zions First National Bank
(ZFNB), from retained interests on revolving securitizations were $16.6 million, $5.8 million, and $7.7 million for the automobile, credit card, and home equity programs, respectively, and $.4 million on the securitization of SBA loans during 2000. Total servicing fees related to the securitization programs were $5.4 million in 2000.

Key economic assumptions used for measuring the retained interests at the date of securitization for sales during 2000 were as follows:

                      Automobile     Credit Card    Home Equity     SBA 504
                         Loans       Receivables       Loans         Loans
                      -----------    -----------    -----------   ------------
Prepayment
  method                  ABS            ABS            ABS            CPR

Annualized
  prepayment
  speed                    16.20           5.00           4.00       4, 8, 12
                                                                      Ramp up
Weighted average
  life (in months)            54              4             64             83

Expected annual
  net loss rate             1.00%          4.50%           .25%          0.50%

Residual cash flows
  discounted at            12.00%         12.00%         12.00%         12.00%

The ABS prepayment model developed by Credit Suisse First Boston is used for the automobile, credit card, and home equity loan securitizations. The constant prepayment rate (CPR) method was used for the SBA 504 securitization.

At December 31, 2000, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows for significant Company securitizations (in millions of dollars and annualized percentage rates):

                                          Credit         Home
                          Automobile       Card          Equity       SBA 504
                             Loans      Receivables      Loans         Loans
                          -----------   -----------   -----------   -----------
Carrying amount/
  fair value of retained
  interests                   $5.7           0.9          14.7         35.8
Weighted-average
  life (in months)              54             4            64        47-83

Prepayment speed
  assumption                 16.20          5.00          4.00      4.00-15.00
Decrease in fair value
  due to adverse change

                -10%          $0.1           0.0           0.1          1.2
                -20%          $0.2           0.0           0.1          2.3

Expected
  credit losses               1.00%         4.50%         0.25%        0.50%
Decrease in fair value
  due to adverse change

                -10%          $0.4           0.1           0.2          1.5
                -20%          $0.8           0.1           0.3          2.9

Residual cash flows
  discount rate              12.00%        12.00%        12.00%       12.00%
Decrease in fair value
  due to adverse change

                 -10%         $0.1           0.0           0.2          1.7
                 -20%         $0.1           0.0           0.3          2.9

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on variations in assumptions cannot be extrapolated, as the relationship of the change in assumption to the change of fair value may not be linear. Also, the effect of a variation in one assumption is likely to further cause changes in other assumptions, which might magnify or counteract the sensitivities.

As of December 31, 2000, the weighted-average expected static pool credit losses for SBA loans securitized in 2000 were 3.33%. Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets.

The table below presents quantitative information about delinquencies and net credit losses. The Company only securitizes loans originated or purchased by ZFNB. Therefore, only loans and related delinquencies and net credit losses of commonly managed ZFNB loans are included (in millions):

                                              Loans Past
                                                 Due
                                              30+ Days(1)
                               Principal      Principal
                                Balance        Balance
                              December 31,   December 31,    Net Credit
Loan Type                         2000           2000          Losses(2)
- ---------                     ------------   ------------   ------------
Automobile loans ..........   $      506.8           10.0            4.1
Credit card
  receivables .............          140.7            2.3            3.1
Home equity loans .........          365.1            1.9            0.1
SBA 504 loans .............        1,185.2           29.6            1.4
                              ------------   ------------   ------------
Total loans managed
  or securitized ..........        2,197.8           43.8            8.7
Less loans securitized(3)..        1,406.1
                              ------------
Loans held in portfolio ...   $      791.7
                              ============

(1)  Loans 30 days or more past due based on end of period total loans.
(2) Net credit losses are charge-offs net of recoveries and are based on total loans outstanding, both on-balance sheet and securitized.
(3) Represents the principal amount of the loans. Interest-only strips and other retained interests held for securitized assets are excluded from this table because they are recognized separately.

22. Quarterly Financial Information (Unaudited)

Financial information by quarter for the years ended December 31, 2000 and 1999 is as follows (in thousands, except per share amounts):

                                                                                        Income
                                                                                     (loss)before
                                                                                        income                    Diluted net
                      Gross         Net          Non-          Non-      Provision    taxes and                  income(loss)
                     interest     interest     interest      interest     for loan     minority        Net        per common
                      income       income       income       expense       losses      interest    income(loss)     share
                    ----------   ----------   ----------    ----------   ----------   ----------    ----------    ----------
2000:
   First quarter    $  379,555      190,992      (36,311)      200,312        5,248      (50,879)      (28,492)        (0.33)
   Second quarter      396,623      194,598       70,599       167,312        6,214       91,671        59,583          0.69
   Third quarter       424,482      208,029       75,349       173,926        8,119      101,333        64,644          0.74
   Fourth quarter      425,523      209,759       82,527       179,277       12,230      100,779        65,974          0.75
                    ----------   ----------   ----------    ----------   ----------   ----------    ----------
                    $1,626,183      803,378      192,164       720,827       31,811      242,904       161,709          1.86
                    ==========   ==========   ==========    ==========   ==========   ==========    ==========
1999:
   First quarter    $  318,170      176,855       65,480       162,605        4,741       74,989        46,904          0.55
   Second quarter      333,524      185,303       63,007       165,886        4,143       78,281        50,832          0.59
   Third quarter       344,284      187,817       63,591       163,038        4,517       83,853        53,779          0.63
   Fourth quarter      363,360      191,514       74,467       190,038        4,555       71,388        42,549          0.49
                    ----------   ----------   ----------    ----------   ----------   ----------    ----------
                    $1,359,338      741,489      266,545       681,567       17,956      308,511       194,064          2.26
                    ==========   ==========   ==========    ==========   ==========   ==========    ==========

In the first quarter of 2000, noninterest income (loss) includes the $96.9 million impairment loss on First Security Corporation common stock as discussed in Note 3, and noninterest expense includes $41.5 million of pre-tax merger expenses mainly related to the terminated First Security Corporation merger.

23. Parent Company Financial Information

Condensed financial information of Zions Bancorporation (parent only) follows:

Condensed Balance Sheets
December 31, 2000 and 1999
(In thousands)                                2000           1999
                                           -----------    -----------
ASSETS
Cash and due from banks ................   $     1,959          3,509
Interest-bearing deposits ..............         5,354         22,899
Investment securities ..................         8,763        251,949
Loans, lease financing, and other
   receivables, net ....................        15,164         15,794
Investments in subsidiaries:
     Commercial banks ..................     1,900,774      1,795,889
     Other .............................       167,208         84,160
Receivables from subsidiaries:
     Commercial banks ..................       125,000        110,000
     Other .............................        14,044          9,565
Other assets ...........................        85,477         63,092
                                           -----------    -----------
                                           $ 2,323,743      2,356,857
                                           ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accrued liabilities ....................   $    30,437         32,486
Borrowings less than one year ..........       267,239        413,660
Subordinated debt to subsidiary ........        20,223         23,773
Long-term debt .........................       227,000        227,100
                                           -----------    -----------
          Total liabilities ............       544,899        697,019
                                           -----------    -----------
Shareholders' equity:
     Common stock ......................       907,604        888,231
     Net unrealized holding losses on
        securities available for sale ..        (3,644)        (4,158)
     Retained earnings .................       874,884        775,765
                                           -----------    -----------
          Total shareholders' equity ...     1,778,844      1,659,838
                                           -----------    -----------
                                           $ 2,323,743      2,356,857
                                           ===========    ===========

Condensed Statements of Income
Years ended December 31, 2000, 1999, and 1998


(In thousands)                                                                             2000         1999         1998
                                                                                         ---------    ---------    ---------
Interest income - interest and fees on loans and securities ..........................   $  18,034       11,846        7,066
Interest expense - interest expense on borrowed funds ................................      48,641       32,529       17,307
                                                                                         ---------    ---------    ---------
                  Net interest loss ..................................................     (30,607)     (20,683)     (10,241)
                                                                                         ---------    ---------    ---------
Other income:
     Dividends from consolidated subsidiaries:
          Commercial banks ...........................................................     163,046      109,868      210,890
          Other ......................................................................       1,000         --          1,430
     Investment securities gain (loss), net ..........................................      25,076          800         --
     Impairment loss on First Security Corporation common stock ......................     (96,911)        --           --
     Other income ....................................................................      10,236        3,168        7,064
                                                                                         ---------    ---------    ---------
                                                                                           102,447      113,836      219,384
                                                                                         ---------    ---------    ---------
Expenses:
     Salaries and employee benefits ..................................................       9,311        8,659        5,504
     Merger-related expense ..........................................................      28,291          884        1,191
     Operating expenses ..............................................................       5,661        1,633        7,321
                                                                                         ---------    ---------    ---------
                                                                                            43,263       11,176       14,016
                                                                                         ---------    ---------    ---------
Income before income tax benefit and undistributed income of consolidated subsidiaries      28,577       81,977      195,127
Income tax benefit ...................................................................      60,661       14,471        8,304
                                                                                         ---------    ---------    ---------
Income before equity in undistributed income of consolidated subsidiaries ............      89,238       96,448      203,431
Equity in undistributed income of consolidated subsidiaries:
     Commercial banks and bank holding company .......................................      78,628      103,767      (55,306)
     Other ...........................................................................      (6,157)      (6,151)      (4,772)
                                                                                         ---------    ---------    ---------
Net income ...........................................................................   $ 161,709      194,064      143,353
                                                                                         =========    =========    =========


Condensed Statements of Cash Flows
Years ended December 31, 2000, 1999, and 1998


(In thousands)                                                                    2000              1999                 1998
                                                                                ---------         ---------            ---------
Cash flows from operating activities:
     Net income .............................................................   $ 161,709           194,064              143,353
     Adjustments to reconcile net income to net cash provided by operating activities:
          Undistributed net (income) losses of consolidated subsidiaries ....     (72,471)          (97,616)              60,078
          Depreciation of premises and equipment ............................         117               145                  160
          Investment securities gain ........................................     (25,076)             (800)                --
          Impairment loss on First Security Corporation common stock ........      96,911              --                   --
          Amortization ......................................................         660               663                  644
          Other .............................................................     (23,615)          (14,219)              16,272
                                                                                ---------         ---------            ---------
               Net cash provided by operating activities ....................     138,235            82,237              220,507
                                                                                ---------         ---------            ---------
Cash flows from investing activities:
     Net (increase) decrease in interest-bearing deposits ...................      17,545            (2,155)             (17,895)
     Collection of advances to subsidiaries .................................      12,846             9,890                8,054
     Advances to subsidiaries ...............................................     (32,325)          (16,590)            (118,261)
     Proceeds from sale of investment securities available for sale .........     162,282            20,664                 --
     Purchase of investment securities available for sale ...................      (1,065)         (250,780)                --
     Increase of investment in subsidiaries .................................     (75,674)          (88,725)            (335,340)
     Other ..................................................................         621               178              (18,344)
                                                                                ---------         ---------            ---------
               Net cash provided by (used in) investing activities ..........      84,230          (327,518)            (481,786)
                                                                                ---------         ---------            ---------
Cash flows from financing activities:
     Net change in commercial paper and other borrowings under one year .....    (146,421)          302,443               38,167
     Payment on borrowings over one year ....................................        --                --                (25,000)
     Proceeds from issuance of long-term debt ...............................        --                --                177,267
     Payments on long-term debt .............................................      (3,650)             --                 (2,000)
     Proceeds from issuance of common stock .................................       6,717             9,753              139,974
     Payments to redeem common stock ........................................      (3,899)           (6,650)             (26,741)
     Dividends paid .........................................................     (76,762)          (56,914)             (41,600)
                                                                                ---------         ---------            ---------
               Net cash provided by (used in) financing activities ..........    (224,015)          248,632              260,067
                                                                                ---------         ---------            ---------
Net increase (decrease) in cash and due from banks ..........................      (1,550)            3,351               (1,212)
Cash and due from banks at beginning of year ................................       3,509               158                1,370
                                                                                ---------         ---------            ---------
Cash and due from banks at end of year ......................................   $   1,959             3,509                  158
                                                                                =========         =========            =========


The parent company paid interest of $50.1 million, $30.7 million, and $16.4 million for the years ended December 31, 2000, 1999, and 1998, respectively.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ZIONS BANCORPORATION:

We have audited the accompanying consolidated balance sheet of Zions Bancorporation and subsidiaries as of December 31, 2000, and the related consolidated statements of income, cash flows, and changes in shareholders' equity and comprehensive income for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Zions Bancorporation as of December 31, 1999 and for each of the years in the two-year period then ended, were audited by other auditors whose report dated February 7, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zions Bancorporation and subsidiaries at December 31, 2000, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

                                         /s/ERNST & YOUNG LLP

Salt Lake City, Utah
January 24, 2001