Form 10-K, Exhibit 13
period 2001-12-31
ZIONS BANCORPORATION /UT/
filed 2002-03-26
CIK 109380

FINANCIAL HIGHLIGHTS	2001/2000 Change	2001	2000	1999		1998	1997
	(In millions)
FOR THE YEAR
Net income	+75%	283.0	161.7		194.1	143.4	131.4
Operating cash earnings(1)	+20%	337.3	281.4		242.8	194.4	138.3

PER SHARE
Net income - diluted	+65%	3.07	1.86		2.26	1.75	1.92
Net income - basic	+66%	3.10	1.87		2.29	1.77	1.95
Operating cash earnings - diluted(1)	+13%	3.66	3.23		2.83	2.37	2.03
Dividends declared -	-10%	.80	.89		.72	.54	.47
Book value(2)	+21%	24.74	20.42		19.39	17.39	12.50
Market price - end		52.58	62.44		59.19	62.38	45.38
Market price - high		61.94	62.75		75.88	62.38	46.00
Market price - low		42.45	36.44		49.00	38.38	25.69

AT YEAR-END
Assets	+11%	24,304	21,939		20,281	18,050	10,794
Loans and leases	+20%	17,311	14,378		12,791	11,219	5,463
Loans sold being serviced(3)	+51%	2,648	1,750		1,252	1,040	1,050
Deposits	+18%	17,842	15,070		14,062	14,221	7,830
Shareholders’ equity	+28%	2,281	1,779		1,660	1,453	857

PERFORMANCE RATIOS
Return on average assets		1.19%	.74%		.97%	1.00%	1.35%
Return on average common equity		13.28%	9.65%		12.42%	10.98%	19.40%
Efficiency ratio		61.58%	64.91	%(4)	66.55%	70.10%	59.33%
Net interest margin		4.64%	4.27%		4.31%	4.56%	4.29%

OPERATING CASH RATIOS(1)
Return on average assets		1.47%	1.34%		1.26%	1.41%	1.45%
Return on average equity		25.41%	27.40%		26.77%	26.56%	25.40%
Efficiency ratio		57.43%	57.46%		60.33%	61.32%	57.99%

CAPITAL RATIOS(2)
Equity to assets		9.38%	8.11%		8.18%	8.05%	7.94%
Tier 1 leverage		6.56%	6.38%		6.16%	5.91%	6.92%
Tier 1 risk-based capital		8.25%	8.53%		8.64%	8.40%	11.96%
Total risk-based capital		12.20%	10.83%		11.29%	11.34%	13.85%

SELECTED INFORMATION
Weighted average common shares - diluted (in thousands)		92,174	87,120		85,695	81,918	68,258
Common dividend payout ratio		26.11%	34.65	%(4)	29.33%	28.40%	22.10%
Full-time equivalent employees		8,124	6,915		6,833	7,099	4,652
Commercial banking offices		412	373		362	345	241
ATMs		589	509		484	476	495

(1)             Before amortization of goodwill, amortization of core deposit and other intangible assets, merger-related expense, and the cumulative effect of adoption of FASB Statement No. 133.

(2)             At year-end.

(3)             Amount represents the outstanding balance of loans sold and being serviced by the Company, excluding conforming first mortgage residential real estate loans.

(4)             Before impairment loss on First Security Corporation common stock.

INSIDE FRONT COVER

MANAGEMENT’S COMMENTS

PERFORMANCE SUMMARY

Zions Bancorporation and subsidiaries (“the Company”) reported record net income of $283.0 million for 2001, an increase of 75.0% from the $161.7 million earned in 2000, which was down 16.7% from the $194.1 million earned in 1999. Diluted net income per share increased 65.1% to $3.07 in 2001 compared to $1.86 in 2000, which was down 17.7% from $2.26 per diluted share earned in 1999.

Excluding after-tax merger-related expense of $5.3 million ($0.06 per share), and the cumulative effect of a change in accounting principle of $7.2 million ($0.08 per share), net income for 2001 totaled $295.5 million.This represented an 18.3% increase over the $249.7 million earned before merger-related expense and a related impairment loss in 2000, which was up 17.5% from $212.5 million earned before merger-related charges in 1999. Earnings for 2000 included pretax merger-related charges of $45.5 million related primarily to a terminated merger with First Security Corporation and an impairment loss on First Security Corporation common stock of $96.9 million. Before merger-related charges and the cumulative effect of a change in accounting principle, net income per diluted share was $3.21 for 2001, an increase of 11.8% over the $2.87 earned in 2000, which was up 15.7% over the $2.48 earned in 1999.

The record net income performance produced a return on average shareholders’equity of 13.28% for 2001 compared to 9.65% for 2000 and 12.42% for 1999.The return on average assets was 1.19% for 2001 compared with 0.74% for 2000 and 0.97% for 1999.

The Company is also providing its earnings performance on an operating cash basis, since it believes that its cash operating performance is a better reflection of its financial position and shareholder value creation, as well as its ability to support growth and return capital to shareholders, than reported net income. Operating cash earnings are after-tax earnings before the amortization of goodwill, amortization of core deposit and other intangible assets, merger-related charges, and the cumulative effect of a change in accounting principle.

Operating cash earnings was $337.3 million for 2001, an increase of 19.9% over the $281.4 earned in 2000, which was up 15.9% over the $242.8 million earned in 1999. Operating cash earnings per diluted share increased 13.3% to $3.66 from $3.23 in 2000, which was up 14.1% from $2.83 in 1999.The return on average shareholders’ equity on an operating cash basis was 25.41% for 2001 compared to 27.40% for 2000 and 26.77% for 1999.The return on average assets on an operating cash basis was 1.47% for 2001 compared to 1.34% for 2000 and 1.26% for 1999.

The performance of the Company for 2001 was driven by an improved net interest margin and strong loan growth.The net interest margin for 2001 was 4.64% compared to 4.27% for 2000 and 4.31% for 1999. The increased margin for 2001 resulted primarily from a more attractive balance sheet composition. Average loans and leases increased 17.3% to $16.0 billion, while average securities declined 12.0% to $4.0 billion and average borrowed funds decreased 11.4%. Taxable-equivalent net interest income increased 18.1% to $970.0 million, compared to $821.5 million for 2000. Noninterest income increased 44.8% to $418.7 million in 2001 compared to $289.1 million for 2000 excluding the 2000 impairment loss on the First Security Corporation common stock. Noninterest income for 2001 included approximately $75.1 million of income from transactions involving the Company’s investment in a nonpublic investee, as described in the noninterest income section. Noninterest expense increased 18.6% to $855.1 million in 2001.The operating cash efficiency ratio, or operating cash noninterest expenses as a percentage of total taxable-equivalent net revenues was 57.43% for 2001 compared to 57.46% for 2000 and 60.33% for 1999.

The Company’s provision for loan losses totaled $73.2 million for 2001, compared to $31.8 million for 2000 and $18.0 million for 1999.The increased provision for loan losses for 2001 reflects management’s evaluation of its various portfolios, statistical trends and other economic factors, and its desire to maintain a strong coverage of nonperforming assets in a continued uncertain economic environment in the markets in which it operates. Net charge-offs were $38.4 million, or .24% of average loans and leases in 2001, compared to $42.4 million or .31% in 2000 and $29.0 million or .25% in 1999. Nonperforming assets increased to $120.4 million or .69% of loans and other real estate owned as of December 31, 2001 from $70.5 million or .49% as of December 31, 2000.

As described in Note 3 of the Notes to Consolidated Financial Statements, the Company completed several acquisitions in 2001 and 1999 accounted for as purchases. Results of operations between periods are influenced because of these transactions.

BUSINESS SEGMENT RESULTS

The Company manages its operations and prepares management reports with a primary focus on geographical area. Operating segment information is presented in Schedule 1 and Note 22 of the Notes to Consolidated Financial Statements. The Company allocates centrally provided services to the business segments based upon estimated usage of those services. The operating segment identified as “Other” includes Zions Bancorporation (“the Parent”), several smaller business units and inter-segment eliminations.

The Company invests in start-up and early stage ventures through a variety of entities.Through certain subsidiary banks, the Company has made minority nonmarketable investments in a number of companies using four Small Business Investment Companies (“SBIC”).The Company recorded losses on nonmarketable venture capital investments (see Schedule 4) on these SBIC investments of $30.1 million in 2001, compared to gains of $7.9 million in 2000.These losses (gains) impacted the non-interest income reported by certain of the Company’s subsidiary banks and the “Other” segment in “Business Segment Results.” In addition, the Company has made investments in a number of ventures, either through acquisition or through internal funding initiatives. Lexign, Inc. is the largest such acquired entity and is a wholly owned subsidiary of Zions Bancorporation (see Business Segment Results). Digital Signature Trust is the largest internally funded venture and is a majority owned subsidiary of Zions First National Bank (“ZFNB”) (see Business Segment Results).The Company has a number of smaller venture activities that generally are subsidiaries of either ZFNB or Zions Bancorporation.

SCHEDULE 1

OPERATING SEGMENTS INFORMATION

	Zions First National Bank and Subsidiaries			California Bank & Trust
	2001	2000	% Change	2001	2000	% Change
	(Amounts in millions)
CONDENSED INCOME STATEMENT
Net interest income	$302.5	$227.1	33%	$343.7	$297.2	16%
Noninterest income	234.5	152.0	54	91.2	43.6	109
Total revenue	537.0	379.1	42	434.9	340.8	28
Provision for loan losses	41.9	8.2	411	9.2	—	—
Noninterest expense (1)	282.9	219.2	29	223.5	183.6	22
Pretax cash earnings	212.2	151.7	40	202.2	157.2	29
Income tax expense (benefit)	71.1	46.4	53	81.6	64.3	27
Minority interest	(2.1)	(2.1)	—	—	—	—
Cash earnings (1)	143.2	107.4	33	120.6	92.9	30
Merger-related expense	1.8	2.6	(31)	5.0	5.6	(11)
Impairment loss on First Security Corporation common stock	—	—	—	—	—	—
Amortization of goodwill, core deposit and other intangibles	1.9	1.9	—	23.2	18.1	28
Minority interest adjustment	—	—	—	—	—	—
Income tax (benefit)	(1.2)	(1.5)	20	(5.1)	(4.9)	(4)
Cumulative effect, adoption of FASB Statement No. 133	(5.3)	—	—	(1.3)	—	—
Net income (loss)	$135.4	$104.4	30%	$96.2	$74.1	30%
YEAR-END BALANCE SHEET DATA
Total assets	$8,580	$8,095	6%	$8,366	$6,953	20%
Net loans and leases	6,062	4,885	24	5,708	4,856	18
Allowance for loan losses	83	61	36	86	71	21
Goodwill, core deposit and other intangibles	19	19	—	443	307	44
Total deposits	5,318	4,173	27	6,773	5,589	21
Common equity	636	460	38	988	714	38
OPERATING CASH PERFORMANCE RATIOS (1)
Return on average assets	1.55%	1.30%		1.60%	1.45%
Return on average common equity	26.53%	25.31%		23.75%	23.88%
Efficiency ratio	51.46%	56.24%		51.27%	53.65%
OTHER INFORMATION
Full-time equivalent employees	2,192	1,909		1,944	1,703
Domestic offices:
Traditional branches	102	93		94	75
Banking centers in grocery stores	48	49		—	—
Foreign office	1	1		—	—
Total offices	151	143		94	75

ATMs	214	211		110	88

	Nevada State Bank and Subsidiaries
	2001	2000	% Change
	(Amounts in millions)
CONDENSED INCOME STATEMENT
Net interest income	$114.3	$101.7	12%
Noninterest income	23.7	23.5	1
Total revenue	138.0	125.2	10
Provision for loan losses	10.1	10.1	—
Noninterest expense (1)	78.5	74.2	6
Pretax cash earnings	49.4	40.9	21
Income tax expense (benefit)	16.5	13.4	23
Minority interest	—	—	—
Cash earnings (1)	32.9	27.5	20
Merger-related expense	—	5.3	(100)
Impairment loss on First Security Corporation common stock	—	—	—
Amortization of goodwill, core deposit and other intangibles	1.5	1.5	—
Minority interest adjustment	—	—	—
Income tax (benefit)	(0.2)	(2.1)	90
Cumulative effect, adoption of FASB Statement No. 133	(0.6)	—	—
Net income (loss)	$31.0	$22.8	36%
YEAR-END BALANCE SHEET DATA
Total assets	$2,481	$2,374	5%
Net loans and leases	1,515	1,383	10
Allowance for loan losses	25	17	47
Goodwill, core deposit and other intangibles	24	25	(4)
Total deposits	2,140	1,993	7
Common equity	161	176	(9)
OPERATING CASH PERFORMANCE RATIOS (1)
Return on average assets	1.39%	1.19%
Return on average common equity	23.38%	19.35%
Efficiency ratio	56.29%	58.48%
OTHER INFORMATION
Full-time equivalent employees	712	701
Domestic offices:
Traditional branches	27	29
Banking centers in grocery stores	34	31
Foreign office	—	—
Total offices	61	60

ATMs	85	84

	National Bank of Arizona			Vectra Bank Colorado			The Commerce Bank of Washington
	2001	2000	%Change	2001	2000	%Change	2001	2000	%Change
	(Amounts in millions)
CONDENSED INCOME STATEMENT
Net interest income	$103.0	$92.3	12%	$86.4	$89.1	(3)%	$21.8	$20.0	9%
Noninterest income	16.1	14.1	14	27.5	20.2	36	1.2	1.5	(20)
Total revenue	119.1	106.4	12	113.9	109.3	4	23.0	21.5	7
Provision for loan losses	1.5	3.6	(58)	9.4	9.1	3	1.3	0.8	63
Noninterest expense (1)	60.5	50.4	20	81.2	72.5	12	9.4	8.8	7
Pretax cash earnings	57.1	52.4	9	23.3	27.7	(16)	12.3	11.9	3
Income tax expense (benefit)	22.5	20.4	10	7.9	9.4	(16)	4.2	4.0	5
Minority interest	—	—	—	—	—	—	—	—	—
Cash earnings (1)	34.6	32.0	8	15.4	18.3	(16)	8.1	7.9	3
Merger-related expense	0.1	0.5	(80)	0.1	0.5	(80)	—	—	—
Impairment loss on First Security Corporation common stock	—	—	—	—	—	—	—	—	—
Amortization of goodwill, core deposit and other intangibles	3.5	1.8	94	12.9	13.2	(2)	—	—	—
Minority interest adjustment	—	—	—	—	—	—	—	—	—
Income tax (benefit)	(1.1)	(0.5)	(120)	(1.0)	(1.2)	17	—	—	—
Cumulative effect, adoption of FASB Statement No. 133	—	—	—	—	—	—	—	—	—
Net income (loss)	$32.1	$30.2	6%	$3.4	$5.8	(41)%	$8.1	$7.9	3%
YEAR-END BALANCE SHEET DATA
Total assets	$2,606	$1,944	34%	$2,639	$2,156	22%	$529	$553	(4)%
Net loans and leases	1,796	1,489	21	1,850	1,475	25	294	242	21
Allowance for loan losses	29	23	26	33	18	83	4	4	—
Goodwill, core deposit and other intangibles	68	23	196	255	244	5	—	—	—
Total deposits	2,193	1,551	41	1,764	1,385	27	382	405	(6)
Common equity	211	161	31	439	390	13	38	33	15
OPERATING CASH PERFORMANCE RATIOS(1)
Return on average assets	1.47%	1.87%		0.75%	0.96%		1.59%	1.78%
Return on average common equity	24.72%	25.69%		9.71%	13.36%		22.57%	27.79%
Efficiency ratio	50.38%	46.81%		70.66%	65.64%		40.53%	40.57%
OTHER INFORMATION
Full-time equivalent employees	754	619		1,007	874		56	52
Domestic offices:
Traditional branches	47	41		55	50		1	1
Banking centers in grocery stores	—	—		4	4		—	—
Foreign office	—	—		—	—		—	—
Total offices	47	41		59	54		1	1

ATMs	45	38		135	88		—	—

	Other			Consolidated Company
	2001	2000	%Change	2001	2000	%Change
	(Amounts in millions)
CONDENSED INCOME STATEMENT
Net interest income	$(21.9)	$(24.0)	9%	$949.8	$803.4	18%
Noninterest income	24.5	34.2	(28)	418.7	289.1	45
Total revenue	2.6	10.2	(75)	1,368.5	1,092.5	25
Provision for loan losses	(0.2)	—	—	73.2	31.8	130
Noninterest expense (1)	61.5	29.5	108	797.5	638.2	25
Pretax cash earnings	(58.7)	(19.3)	(204)	497.8	422.5	18
Income tax expense (benefit)	(35.7)	(19.2)	(86)	168.1	138.7	21
Minority interest	(5.5)	4.5	(222)	(7.6)	2.4	(417)
Cash earnings (1)	(17.5)	(4.6)	(280)	337.3	281.4	20
Merger-related expense	1.8	31.0	(94)	8.8	45.5	(81)
Impairment loss on First Security Corporation common stock	—	96.9	(100)	—	96.9	(100)
Amortization of goodwill, core deposit and other intangibles	5.8	0.7	729	48.8	37.2	31
Minority interest adjustment	(0.2)	(0.9)	78	(0.2)	(0.9)	78
Income tax (benefit)	(1.7)	(48.8)	97	(10.3)	(59.0)	83
Cumulative effect, adoption of FASB Statement No. 133	—	—	—	(7.2)	—	—
Net income (loss)	$(23.2)	$(83.5)	72%	$283.0	$161.7	75%
YEAR-END BALANCE SHEET DATA
Total assets	$(897)	$(136)	(560)%	$24,304	$21,939	11%
Net loans and leases	86	48	79	17,311	14,378	20
Allowance for loan losses	—	2	(100)	260	196	33
Goodwill, core deposit and other intangibles	71	23	209	880	641	37
Total deposits	(728)	(26)	(2,700)	17,842	15,070	18
Common equity	(192)	(155)	(24)	2,281	1,779	28
OPERATING CASH PERFORMANCE RATIOS (1)
Return on average assets				1.47%	1.34%
Return on average common equity				25.41%	27.40%
Efficiency ratio				57.43%	57.46%
OTHER INFORMATION
Full-time equivalent employees	1,459	1,057		8,124	6,915
Domestic offices:
Traditional branches	—	—		326	289
Banking centers in grocery stores	—	—		86	84
Foreign office	—	—		1	1
Total offices	—	—		413	374

ATMs	—	—		589	509

(1)               Before amortization of goodwill, amortization of core deposit and other intangible assets, merger-related expense, and the cumulative effect of adoption of FASB Statement No. 133.

ZIONS FIRST NATIONAL BANK AND SUBSIDIARIES

Zions First National Bank and Subsidiaries (“ZFNB”) includes the Company’s operations in Utah and Idaho. Net income for ZFNB increased 29.7% to $135.4 million for 2001 compared to $104.4 million for 2000, which was down 8.6% from the $114.2 million earned in 1999. Operating cash earnings was $143.2 million in 2001, an increase of 33.3% from $107.4 million earned in 2000, which was down 7.2% from $115.7 million earned in 1999. ZFNB experienced strong loan growth in 2001, with loans increasing 24.1% over 2000 to $6.1 billion. Deposits increased 27.4% during the year to $5.3 billion.  The increase in net income for 2001 compared to 2000 includes a 33.2% increase in net interest income reflecting an improved margin and the strong loan and deposit growth. Noninterest income increased 54.3% to $234.5 million and includes a $47.5 million gain on sale realized from ZFNB’s appreciated investment in a nonpublic investee and an increase of $34.8 million in loan sales and servicing income, driven by loan securitization activity and servicing fees. For 2001 ZFNB increased its loan loss provision 411.0% to $41.9 million compared to $8.2 million for 2000 and $9.0 million for 1999. Nonperforming assets for ZFNB increased from $19.1 million at December 31, 2000 to $52.1 million at December 31, 2001. Net loan and lease charge-offs for 2001 were $22.6 million compared to $12.1 million for 2000. Noninterest expense for 2001 increased 29.1% compared to 2000, reflecting increased costs to originate and service the bank’s strong loan and deposit growth and the additional expenses of Draper Bank, acquired in January 2001.The decrease in net income for 2000 compared to 1999 resulted mainly from decreased pretax income of $50.9 million from investments in venture capital entities. After-tax operating losses from a ZFNB subsidiary, Digital Signature Trust Company, were $12.7 million for 2001, $8.8 million for 2000 and $4.1 million for 1999.

CALIFORNIA BANK & TRUST

Results of operations for California Bank & Trust (“CB&T”) for the years presented are influenced due to acquisitions accounted for as purchases during 2001 and 1999. See Note 3 of the Notes to Consolidated Financial Statements for further information about the acquisitions.

Net income for CB&T increased 29.8% to $96.2 million for 2001, compared to $74.1 million for 2000 and $49.4 million for 1999. Operating cash earnings was $120.6 million for 2001, up 29.8% from the $92.9 million earned in 2000, which was up 34.6% from the $69.0 million earned in 1999. In 2001, net loans and leases increased 17.5% to $5.7 billion and deposits increased 21.2% to $6.8 billion from year-end 2000. Net interest income for 2001 increased 15.6% from 2000 to $343.7 million while other noninterest income increased 109.2% to $91.2 million and includes $27.6 million of gain on sale realized from CB&T’s appreciated investment in a nonpublic investee. For 2001 CB&T increased its loan loss provision to $9.2 million. No provision for loan losses was recorded for 2000 or 1999. Nonperforming assets for CB&T increased from $19.6 million at December 31, 2000 to $32.6 million at December 31, 2001. Net loan and lease charge-offs for 2001 were $11.5 million compared to $14.2 million for 2000. Noninterest expense excluding merger-related expense and amortization of intangibles increased 21.7% for 2001 compared to 2000. In March 2001, the Company completed its acquisition of Eldorado Bancshares, Inc. and its banking subsidiaries Eldorado Bank and Antelope Valley Bank, which were merged into CB&T in a transaction accounted for as a purchase. CB&T incurred pretax merger charges of $5.0 million during 2001, $5.6 million during 2000 and $9.4 million during 1999.  As described in Note 17 of the Notes to Consolidated Financial Statements, in April 2001 the Company reacquired a minority interest of CB&T.

NEVADA STATE BANK

Net income for Nevada State Bank (“NSB”) increased 36.0% to $31.0 million for 2001, as compared to $22.8 million in 2000 and $18.5 million for 1999. Operating cash earnings for NSB was $32.9 million for 2001, up 19.6% from the $27.5 million earned in 2000, which was down 5.2% from $29.0 million earned in 1999. Earnings for 2001 included a provision for loan losses of $10.1 million, the same as 2000, compared to $3.7 million for 1999. Nonperforming assets for NSB decreased to $2.0 million at December 31, 2001 compared to $4.7 million at December 31, 2000. Net loan and lease charge-offs for 2001 were $2.4 million compared to $6.8 million for 2000. During 2000 NSB incurred $5.3 million of pretax merger expense related to the terminated First Security Corporation merger and the operating conversion costs of Pioneer Bancorporation, compared to $12.6 million of merger-related expense incurred during 1999. No merger expenses were incurred during 2001. Net loans at year-end 2001 increased 9.5% from 2000 while total deposits increased 7.4%.

NATIONAL BANK OF ARIZONA

Net income for National Bank of Arizona (“NBA”) was up 6.3% to $32.1 million in 2001, compared to $30.2 million in 2000 and $26.2 million for 1999. Operating cash earnings at NBA was $34.6 million for 2001, up 8.1% from the $32.0 million earned in 2000, which was up 15.9% from the $27.6 million of cash earnings in 1999. Net loans increased 20.6% from year-end 2000 to $1.8 billion at year-end 2001 and deposits increased 41.4% to $2.2 billion.The provision for loan and lease losses was decreased to $1.5 million for 2001 compared to $3.6 million for 2000 and $2.4 million provided for in 1999. Nonperforming assets for NBA increased to $11.5 million at December 31, 2001 compared to $7.5 million at December 31, 2000. Net loan and lease charge-offs for 2001 were $0.6 million compared to $0.3 million for 2000. In April 2001 the Company completed an acquisition of nine Arizona branches of Pacific Century Bank which were combined into NBA.

VECTRA BANK COLORADO

Net income for Vectra Bank Colorado (“Vectra”) decreased 41.4% to $3.4 million from $5.8 million in 2000, which was up 190.0% from the $2.0 million earned in 1999. Operating cash earnings for Vectra was $15.4 million for 2001, down 15.8% from the $18.3 million earned in 2000, which was up 18.8% from the $15.4 million earned in 1999.  The decrease in earnings for 2001 compared to 2000 is mainly the result of a reduction in interest margin for the bank and increased expenses for the year. Salaries and benefits increased 19.4% and advertising increased 38.5% as Vectra filled key infrastructure positions and initiated changes to expand the bank’s customer base and presence in Colorado. Net loans and leases increased 25.4% from year-end 2000 to $1.9 billion at year-end 2001 and deposits increased 27.4% to $1.8 billion.The provision for loan losses was increased to $9.4 million for 2001, compared to $9.1 million for 2000 and $2.6 million provided for in 1999. Nonperforming assets for Vectra increased to $18.8 million at December 31, 2001 compared to $18.0 million at December 31, 2000. Net loan and lease charge-offs for 2001 were $0.9 million compared to $8.9 million for 2000. In November 2001 the Company completed its acquisition of Minnequa Bancorp, Inc. and its banking subsidiary, The Minnequa Bank of Pueblo.The Minnequa Bank of Pueblo was merged with Vectra.

THE COMMERCE BANK OF WASHINGTON

Net income for The Commerce Bank of Washington (“Commerce”) was $8.1 million for 2001, compared to $7.9 million for 2000 and $5.7 million for 1999. Net loans and leases increased 21.5% from year-end 2000 to $294 million at year-end 2001 and deposits decreased 5.7% to $382 million.The provision for loan and lease losses was increased to $1.3 million for 2001, compared to $0.8 million for 2000 and $0.6 million provided for in 1999. Nonperforming assets for Commerce increased to $3.4 million at December 31, 2001, compared to $1.8 million at December 31, 2000. Net loan and lease charge-offs for 2001 were $0.4 million, compared to $0.2 million for 2000.

OTHER

Other includes the Parent and other various nonbanking subsidiaries. Net losses in the other category was $23.2 million for 2001, compared to losses of $83.5 million for 2000 and losses of $21.9 million for 1999.The decreased net loss for 2001, compared to 2000, of $60.3 million is mainly due to the recognition during 2000 of a $96.9 million pretax impairment loss on First Security Corporation common stock and $31.0 million of pretax merger expense mainly related to the terminated First Security Corporation merger, offset in part by gains of $23.6 million from the subsequent sale of the First Security Corporation common stock. As described in Note 3 of the Notes to Consolidated Financial Statements, the Company acquired three companies in July 2001 that were combined to form Lexign, Inc., and are included in Other. A net loss of $6.2 million and an operating cash loss of $4.1 million are included in Other for 2001 from Lexign, Inc.

INCOME STATEMENT ANALYSIS

NET INTEREST INCOME, MARGIN AND INTEREST RATE SPREADS

Net interest income on a taxable-equivalent basis is the difference between interest earned on assets and interest paid on liabilities, with adjustments made to present income on assets exempt from income taxes comparable to other taxable income. Changes in the mix and volume of earning assets and interest-bearing liabilities, their related yields and overall interest rates have a major impact on earnings. In 2001 taxable-equivalent net interest income provided 69.8% of the Company’s net taxable-equivalent revenues compared to 74.0% for both 2000 and 1999, excluding the impairment loss on the First Security Corporation common stock for 2000.

The Company’s taxable-equivalent net interest income increased by 18.1% to $970.0 million in 2001 as compared to $821.5 million in 2000 and $757.7 million in 1999.The increased level of taxable-equivalent net interest income was driven by a 8.8% and 9.5% growth in average earning assets for 2001 and 2000, respectively.The increase for 2001 compared to 2000 was also driven by an increase in the net interest margin as described below.The Company manages its earnings sensitivity to interest rate movements, in part, by matching the repricing characteristics of its assets and liabilities and, to a lesser extent, through the use of certain derivative instruments such as interest rate exchange contracts (swaps), caps, spread maintenance agreements and forward agreements. See Note 8 of the Notes to Consolidated Financial Statements for further information regarding the Company’s derivative instruments and hedging activity.

The continued securitization and sale of loans impacted the increase in net interest income. Securitized loan sales convert net interest income from loans to gains on loan sales and servicing revenue reported in noninterest income. Loan sales improve the Company’s liquidity, limit its exposure to credit losses, and may reduce its capital requirements.

The net interest margin, the ratio of taxable-equivalent net interest income to average earning assets, was 4.64% in 2001, 4.27% in 2000 and 4.31% in 1999. The increased margin for 2001 resulted primarily from a more attractive balance sheet composition as well as a major decrease in interest rates which increased interest income from derivatives used to hedge the portfolio. Average loans and leases increased 17.3% to $16.0 billion for 2001, while average securities declined 12.0% and average borrowed funds decreased 11.4%. The decrease in the margin for 2000 was primarily due to robust loan growth financed by short-term funding sources instead of traditional core deposit growth.

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

SCHEDULE 2

DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS’ EQUITY

AVERAGE BALANCE SHEETS, YIELDS AND RATES

	2001
	Average balance	Amount of interest (1)	Average rate
	(Amounts in millions)
ASSETS:
Money market investments	$924	$34.9	3.78%
Securities:
Held to maturity	56	3.4	5.98%
Available for sale	3,269	207.2	6.34%
Trading account	647	30.9	4.78%
Total securities	3,972	241.5	6.08%
Loans:
Loans held for sale	220	13.1	5.94%
Net loans and leases (2)	15,795	1,322.6	8.37%
Total loans and leases	16,015	1,335.7	8.34%
Total interest-earning assets	$20,911	$1,612.1	7.71%
Cash and due from banks	821
Allowance for loan losses	(229)
Goodwill	703
Core deposit and other intangibles	101
Other assets	1,513
Total assets	$23,820

LIABILITIES:
Interest-bearing deposits:
Savings and NOW deposits	$2,060	$32.3	1.57%
Money market and super NOW deposits	7,039	219.3	3.12%
Time deposits under $100,000	1,984	98.2	4.95%
Time deposits $100,000 and over	1,658	86.5	5.22%
Foreign deposits	106	2.9	2.79%
Total interest-bearing deposits	12,847	439.2	3.42%
Borrowed funds:
Securities sold, not yet purchased	340	17.0	5.01%
Federal funds purchased and security repurchase agreements	2,668	95.9	3.59%
Commercial paper	336	14.5	4.30%
FHLB advances and other borrowings:
One year or less	404	21.7	5.37%
Over one year	191	10.1	5.28%
Long-term debt	581	43.7	7.52%
Total borrowed funds	4,520	202.9	4.49%
Total interest-bearing liabilities	$17,367	$642.1	3.70%
Noninterest-bearing deposits	3,907
Other liabilities	385
Total liabilities	21,659
Minority interest	30
Total shareholders’equity	2,131
Total liabilities and shareholders’equity	$23,820
Spread on average interest-bearing funds			4.01%
Net interest income and net yield on interest-earning assets		$970.0	4.64%

	2000
	Average balance	Amount of interest (1)	Average rate
	(Amounts in millions)
ASSETS:
Money market investments	$1,061	$67.4	6.35%
Securities:
Held to maturity	3,254	222.1	6.83%
Available for sale	685	44.8	6.53%
Trading account	574	36.3	6.32%
Total securities	4,513	303.2	6.72%
Loans:
Loans held for sale	192	14.5	7.52%
Net loans and leases (2)	13,457	1,259.2	9.36%
Total loans and leases	13,649	1,273.7	9.33%
Total interest-earning assets	$19,223	$1,644.3	8.55%
Cash and due from banks	826
Allowance for loan losses	(203)
Goodwill	572
Core deposit and other intangibles	76
Other assets	1,228
Total assets	$21,722

LIABILITIES:
Interest-bearing deposits:
Savings and NOW deposits	$1,783	$40.0	2.24%
Money market and super NOW deposits	6,210	289.4	4.66%
Time deposits under $100,000	1,719	87.7	5.10%
Time deposits $100,000 and over	1,408	80.4	5.71%
Foreign deposits	138	6.3	4.56%
Total interest-bearing deposits	11,258	503.8	4.48%
Borrowed funds:
Securities sold, not yet purchased	311	19.7	6.32%
Federal funds purchased and security repurchase agreements	2,747	159.7	5.81%
Commercial paper	316	20.7	6.55%
FHLB advances and other borrowings:
One year or less	1,161	76.2	6.56%
Over one year	140	8.5	6.06%
Long-term debt	429	34.2	7.98%
Total borrowed funds	5,104	319.0	6.25%
Total interest-bearing liabilities	$16,362	$822.8	5.03%
Noninterest-bearing deposits	3,316
Other liabilities	329
Total liabilities	20,007
Minority interest	40
Total shareholders’equity	1,675
Total liabilities and shareholders’equity	$21,722
Spread on average interest-bearing funds			3.52%
Net interest income and net yield on interest-earning assets		$821.5	4.27%

(1)               Taxable-equivalent rates used where applicable.

(2)               Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

	1999
	Average balance	Amount of interest (1)	Average rate
	(Amounts in millions)
ASSETS:
Money market investments	$1,185	$67.2	5.67%
Securities:
Held to maturity	3,277	204.6	6.24%
Available for sale	741	42.4	5.72%
Trading account	538	30.1	5.59%
Total securities	4,556	277.1	6.08%
Loans:
Loans held for sale	178	12.2	6.85%
Net loans and leases (2)	11,641	1,019.0	8.75%
Total loans and leases	11,819	1,031.2	8.72%
Total interest-earning assets	$17,560	$1,375.5	7.83%
Cash and due from banks	856
Allowance for loan losses	(211)
Goodwill	574
Core deposit and other intangibles	81
Other assets	1,052
Total assets	$19,912

LIABILITIES:
Interest-bearing deposits:
Savings and NOW deposits	$1,812	$44.1	2.43%
Money market and super NOW deposits	5,521	203.6	3.69%
Time deposits under $100,000	2,085	98.5	4.72%
Time deposits $100,000 and over	1,257	61.1	4.86%
Foreign deposits	165	7.2	4.36%
Total interest-bearing deposits	10,840	414.5	3.82%
Borrowed funds:
Securities sold, not yet purchased	271	15.6	5.76%
Federal funds purchased and security repurchase agreements	2,369	108.5	4.58%
Commercial paper	194	10.8	5.57%
FHLB advances and other borrowings:
One year or less	545	28.5	5.23%
Over one year	76	4.8	6.32%
Long-term debt	453	35.1	7.75%
Total borrowed funds	3,908	203.3	5.20%
Total interest-bearing liabilities	$14,748	$617.8	4.19%
Noninterest-bearing deposits	3,249
Other liabilities	316
Total liabilities	18,313
Minority interest	37
Total shareholders’ equity	1,562
Total liabilities and shareholders’ equity	$19,912
Spread on average interest-bearing funds			3.64%
Net interest income and net yield on interest-earning assets		$757.7	4.31%

	1998
	Average balance	Amount of interest (1)	Average rate
	(Amounts in millions)
ASSETS:
Money market investments	$1,629	$92.3	5.67%
Securities:
Held to maturity	2,271	154.8	6.82%
Available for sale	849	48.6	5.72%
Trading account	430	24.0	5.58%
Total securities	3,550	227.4	6.41%
Loans:
Loans held for sale	202	14.3	7.08%
Net loans and leases (2)	7,430	708.8	9.54%
Total loans and leases	7,632	723.1	9.47%
Total interest-earning assets	$12,811	$1,042.8	8.14%
Cash and due from banks	657
Allowance for loan losses	(132)
Goodwill	515
Core deposit and other intangibles	58
Other assets	488
Total assets	$14,397

LIABILITIES:
Interest-bearing deposits:
Savings and NOW deposits	$1,338	$39.4	2.94%
Money market and super NOW deposits	3,712	134.5	3.62%
Time deposits under $100,000	1,651	85.7	5.19%
Time deposits $100,000 and over	894	49.3	5.51%
Foreign deposits	182	8.2	4.51%
Total interest-bearing deposits	7,777	317.1	4.08%
Borrowed funds:
Securities sold, not yet purchased	202	10.0	4.95%
Federal funds purchased and security repurchase agreements	1,908	90.5	4.74%
Commercial paper	28	1.6	5.71%
FHLB advances and other borrowings:
One year or less	63	4.0	6.35%
Over one year	114	6.6	5.79%
Long-term debt	347	29.1	8.39%
Total borrowed funds	2,662	141.8	5.33%
Total interest-bearing liabilities	$10,439	$458.9	4.40%
Noninterest-bearing deposits	2,448
Other liabilities	196
Total liabilities	13,083
Minority interest	9
Total shareholders’equity	1,305
Total liabilities and shareholders’equity	$14,397
Spread on average interest-bearing funds			3.74%
Net interest income and net yield on interest-earning assets		$583.9	4.56%

	1997
	Average balance	Amount of interest (1)	Average rate
	(Amounts in millions)
ASSETS:
Money market investments	$1,558	$88.3	5.67%
Securities:
Held to maturity	1,790	126.3	7.07%
Available for sale	671	46.0	6.86%
Trading account	276	16.1	5.87%
Total securities	2,737	188.7	6.89%
Loans:
Loans held for sale	163	11.9	7.30%
Net loans and leases (2)	4,384	437.6	9.98%
Total loans and leases	4,547	449.5	9.89%
Total interest-earning assets	$8,842	$726.5	8.22%
Cash and due from banks	471
Allowance for loan losses	(81)
Goodwill	119
Core deposit and other intangibles	13
Other assets	341
Total assets	$9,705

LIABILITIES:
Interest-bearing deposits:
Savings and NOW deposits	$860	$24.6	2.86%
Money market and super NOW deposits	2,532	100.5	3.97%
Time deposits under $100,000	866	44.9	5.18%
Time deposits $100,000 and over	310	18.0	5.81%
Foreign deposits	142	6.4	4.51%
Total interest-bearing deposits	4,710	194.4	4.13%
Borrowed funds:
Securities sold, not yet purchased	92	5.3	5.76%
Federal funds purchased and security repurchase agreements	2,206	114.7	5.20%
Commercial paper	—	—
FHLB advances and other borrowings:
One year or less	34	2.4	7.06%
Over one year	136	8.2	6.03%
Long-term debt	253	22.4	8.85%
Total borrowed funds	2,721	153.0	5.62%
Total interest-bearing liabilities	$7,431	$347.4	4.68%
Noninterest-bearing deposits	1,439
Other liabilities	158
Total liabilities	9,028
Minority interest	—
Total shareholders’equity	677
Total liabilities and shareholders’equity	$9,705
Spread on average interest-bearing funds			3.54%
Net interest income and net yield on interest-earning assets		$379.1	4.29%

(1)               Taxable-equivalent rates used where applicable.

(2)               Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

SCHEDULE 3

ANALYSIS OF INTEREST CHANGES DUE TO VOLUME AND RATE

	2001 over 2000			2000 over 1999
	Changes due to			Changes due to
	Volume	Rate (1)	Total changes	Volume	Rate (1)	Total changes
	(Amounts in millions)
INTEREST-EARNING ASSETS:
Money market investments	$(5.2)	$(27.3)	$(32.5)	$(6.9)	$7.1	$0.2
Securities:
Held to maturity	(191.2)	(27.5)	(218.7)	(1.6)	19.1	17.5
Available for sale	163.8	(1.4)	162.4	(3.2)	5.6	2.4
Trading account	3.5	(8.9)	(5.4)	2.1	4.1	6.2
Total securities	(23.9)	(37.8)	(61.7)	(2.7)	28.8	26.1
Loans:
Loans held for sale	1.6	(3.0)	(1.4)	1.0	1.2	2.2
Net loans and leases (2)	196.3	(132.9)	63.4	166.2	74.0	240.2
Total loans and leases	197.9	(135.9)	62.0	167.2	75.2	242.4
Total interest-earning assets	$168.8	$(201.0)	$(32.2)	$157.6	$111.1	$268.7

INTEREST-BEARING LIABILITIES:
Interest-bearing deposits:
Savings and NOW deposits	$4.3	$(12.0)	$(7.7)	$(0.6)	$(3.5)	$(4.1)
Money market and super NOW deposits	25.5	(95.6)	(70.1)	27.7	58.1	85.8
Time deposits under $100,000	13.1	(2.6)	10.5	(17.4)	6.6	(10.8)
Time deposits $100,000 and over	13.0	(6.9)	6.1	7.9	11.4	19.3
Foreign deposits	(0.9)	(2.5)	(3.4)	(1.2)	0.3	(0.9)
Total interest-bearing deposits	55.0	(119.6)	(64.6)	16.4	72.9	89.3
Borrowed funds:
Securities sold,not yet purchased	1.4	(4.1)	(2.7)	2.4	1.6	4.0
Federal funds purchased and
security repurchase agreements	(2.7)	(61.1)	(63.8)	19.1	32.1	51.2
Commercial paper	0.9	(7.1)	(6.2)	7.7	2.2	9.9
FHLB advances and other borrowings:
One year or less	(40.7)	(13.8)	(54.5)	38.9	8.8	47.7
Over one year	2.7	(1.1)	1.6	3.9	(0.2)	3.7
Long-term debt	11.5	(2.0)	9.5	(1.8)	0.9	(0.9)
Total borrowed funds	(26.9)	(89.2)	(118.1)	70.2	45.4	115.6
Total interest-bearing liabilities	$28.1	$(208.8)	$(180.7)	$86.6	$118.3	$204.9
Change in net interest income	$140.7	$7.8	$148.5	$71.0	$(7.2)	$63.8

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

PROVISION FOR LOAN LOSSES

The provision for loan losses reflects management’s judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. See the discussion on allowance for loan losses under Risk Elements.  The provision for loan losses was $73.2 million in 2001 compared to $31.8 million in 2000 and $18.0 million in 1999.  The provision was .46% of average loans for 2001, .23% in 2000 and .15% for 1999.  The significantly increased provision for loan losses for 2001 reflects management’s evaluation of its various portfolios, statistical trends and other economic factors, and its desire to maintain a strong coverage of non-performing assets in a continued uncertain economic environment in the markets in which it operates.

NONINTEREST INCOME

Noninterest income comprised 30.2% of net taxable-equivalent revenues in 2001 compared to 26.0% in both 2000 and 1999, excluding the impairment loss recognized on the First Security Corporation common stock in 2000. Noninterest income was $418.7 million in 2001, an increase of 44.8% over $289.1 million excluding the impairment loss for 2000, which was up 8.5% over $266.5 million in 1999.  Schedule 4 shows the major components of noninterest income.

SCHEDULE 4

NONINTEREST INCOME

	2001	Percent change	2000	Percent change	1999	Percent change	1998	Percent change	1997
	(Amounts in millions)
Service charges on deposit accounts	$101.0	29.0%	$78.3	2.0%	$76.8	25.7%	$61.1	36.7%	$44.7
Loan sales and servicing income	96.8	87.2	51.7	27.7	40.5	(19.6)	50.4	30.2	38.7
Other service charges, commissions,and fees	78.3	20.3	65.1	(1.5)	66.1	16.0	57.0	39.4	40.9
Trust income	18.3	0.5	18.2	15.2	15.8	43.6	11.0	35.8	8.1
Income from securities conduit	12.3	6,050.0	0.2	—	—	—	—	—	—
Underwriting and trading income	18.5	83.2	10.1	(12.2)	11.5	25.0	9.2	61.4	5.7
Investment securities gains (losses), net	18.3	23.6	14.8	593.3	(3.0)	(173.2)	4.1	355.6	0.9
Impairment loss on First Security Corporation common stock	—	(100.0)	(96.9)	—	—	—	—	—	—
Gains (losses) on nonmarketable venture capital investments	(30.1)	(481.0)	7.9	(81.5)	42.6	—	—	—	—
Income from rate swaps not designated as FASB 133 hedges	14.2	—	—	—	—	—	—	—	—
Gains from nonpublic investee appreciation and related derivatives	54.5	—	—	—	—	—	—	—	—
Other income	36.6	(14.5)	42.8	164.2	16.2	(6.9)	17.4	87.1	9.3
Total	$418.7	117.8%	$192.2	(27.9)%	$266.5	26.8%	$210.2	41.7%	$148.3

Service charges for 2001 compared to 2000 increased 29.0%, reflecting improved deposit growth in 2001 and the effect of acquisitions consummated during 2001. Service charges for 2000 compared with 1999 were relatively flat, reflecting the modest deposit growth experienced by the Company during 2000 and a competitive service charge environment in the Company’s markets.

Loan sales and servicing income increased 87.2% to $96.8 million in 2001 compared to $51.7 million in 2000, which was up 27.7% from $40.5 million in 1999. Gains from securitizations as discussed in Note 7 of the Notes to Consolidated Financial Statements were $34.7 million for 2001 compared to $16.5 million for 2000, and include for 2001 a gain of $12.1 million from the sale of $447 million of SBA 504 loans and a gain of $1.7 million from the sale of $281 million of nonconforming residential real estate loans. Gains from securitizations also include gains from the sale of loans into revolving securitizations as described in Note 7.  Assumption changes and increased margins on securitized loans resulted in income of $16.8 million for 2001, compared to $13.6 million for 2000. During 2001, the Company also recognized income of $9.2 million representing interest income on retained interests in accordance with the provisions of Emerging Issues Task Force Issue No. 99-20 as described in Note 7. Servicing fees on securitized loans sold increased to $12.0 million for 2001 compared to $7.8 million for 2000, as a result of the increased loans serviced for 2001. Income from other loans sold increased to $24.1 million for 2001 compared to $13.8 million for 2000, mainly as a result of increased sales of conforming residential real estate loans sold servicing released.

Other service charges, commissions and fees, which include investment, brokerage and fiscal agent fees, electronic delivery system fees, insurance commissions, merchant fee income and other miscellaneous fees, were $78.3 million in 2001, up 20.3% from the $65.1 million of fees earned in 2000, which were down 1.5% from the $66.1 million earned in 1999.  Fees for 2001 include $5.4 million in fees earned by acquired technology company subsidiaries not included in 2000 revenues.   The decrease in fees for 2000 resulted from a decrease in brokerage and fiscal agent fees of $1.1 million and a decrease in commissions and fees from insurance products of $1.4 million.

Trust income for 2001 was essentially unchanged from 2000, which was up 15.2% over 1999. During 2000, the Company significantly expanded its trust services in Arizona and Colorado. For 2001 the Company recognized $12.3 million in liquidity, interest rate agreement and administrative fees from a securities conduit used by the Company in its securitization activities. See Note 7 of the Notes to Consolidated Financial Statements for further information regarding securitization activities and the securities conduit. Underwriting and trading income increased 83.2% to $18.5 million in 2001 from $10.1 million in 2000, which was down 12.2% from $11.5 million earned in 1999. Underwriting and trading income for 2001 includes $3.3 million in appreciation of held to maturity securities transferred to trading in conjunction with the adoption of FASB Statement No. 133 and sold during the first quarter. The decrease for 2000 reflected a slow down in capital markets transactions. Investment securities gains for 2000 included gains of $23.6 million on the sale of First Security Corporation common stock and impairment losses of $13.4 million on marketable technology company investments by the Company’s venture funding group.

The Company invests in nonmarketable securities through several venture funding subsidiaries. During 2001, the Company recognized losses of $30.1 million from such investments compared to gains of $7.9 million in 2000 and $42.6 million in 1999. See Note 1 of the Notes to Consolidated Financial Statements for the Company’s accounting policies on non-marketable securities.

During 2001, a nonpublic investee of the Company was sold to a public company, Concord EFS, Inc., for restricted common stock of the acquirer.  As a result of the sale, a gain of $50.2 million was recognized based on the estimated fair value of the restricted stock received as consideration for the investee company.

To monetize the value of the restricted securities and hedge possible declines in their value, the Company entered into a forward sale transaction whereby it agreed to deliver the restricted securities to the counterparty on December 8, 2008. As consideration for the agreement, the counterparty agreed to pay approximately 82% of the current value at the time the transaction was entered into plus any subsequent increase in the value of the securities up to 30% of the contract value at the contract settlement date.  The forward sale contract was treated as a derivative contract that was a fair value hedge of the securities and carried at fair value. During the period the forward contract increased in value by approximately $4.3 million more than the securities decreased in value. Both the initial gain of $50.2 million and the net derivative gain $4.3 million were reported in other income.

In September 2001, the Company contributed the securities and the forward sale contract to a Trust in exchange for two classes of securities (the “Class A Certificates” and the “Class B Certificates”). An affiliate of the counterparty to the forward contract contributed substantially identical securities and forward sales contracts to the Trust in exchange for Class C Certificates (the controlling residual interest) in the Trust. Under terms of the forward contract, approximately $78 million was deposited into the Trust and invested in certificates of deposit of the Company.  The Trust holds no other assets and is not permitted to incur any liabilities.

The transfer of the securities and forward contract to the Trust represented a sale of the transferred assets for financial reporting purposes. As a result of the sale of the securities and forward contract to the Trust, the Company recorded an additional gain of $20.6 million in investment securities gains, resulting from the subsequent appreciation in the securities and the elimination of the effects of the restrictions of the sale of the securities. The Class A and B Certificates were initially recorded by the Company at approximately $83 million, are classified as available for sale securities, and carried in the balance sheet at fair value.

The Class A Certificates held by the Company have a scheduled redemption amount of approximately $78 million and a redemption date of September 30, 2010, and will yield a cumulative preferred return of 5.355% from the operating earnings of the Trust.  The amount due to the Class A Certificate holders upon redemption will be satisfied first by delivery of certificates of deposit and then by payment from other assets of the Trust.  Class B Certificates will be allocated the first 30% of any appreciation in the securities held by the Trust and will not have any preferred return.

Other income, which includes income from cash surrender value appreciation on investments in bank-owned life insurance, net gains and losses recognized on nonmarketable securities and related interest and dividends excluding the Company’s venture capital investments, income from investments accounted for under the equity method, net gains on sales of fixed assets and other assets, and other items, was $36.6 million in 2001, a decrease of 14.5% from $42.8 million earned in 2000.  Other income for 2000 was up 164.2% from the $16.2 million earned in 1999.  The decrease for 2001 compared to 2000 is mainly the result of a decrease in income from nonmarketable securities of $9.1 million for 2001 compared to 2000, a decrease in income from investments accounted for under the equity method of $3.5 million and increased income from cash surrender value appreciation on bank-owned life insurance of $5.2 million.  The increase in other income for 2000 compared to 1999 results mainly from increased income from nonmarketable securities of $14.2 million for 2000 compared to 1999, increased income from investments accounted for under the equity method of $2.8 million and increased income from cash surrender value appreciation on bank-owned life insurance of $3.9 million.

NONINTEREST EXPENSE

The Company’s noninterest expense was $855.1 million in 2001, an increase of 18.6% over $720.8 million in 2000, which was up 5.8% over the $681.6 million in 1999. Included in 2001, 2000 and 1999 expense was $8.8 million, $45.5 million and $27.7 million, respectively, in merger-related expense. Excluding merger-related expense and amortization of goodwill, core deposit and other intangibles, noninterest expense increased 25.0% for 2001 compared to 2000 and 3.3% for 2000 over 1999. Schedule 5 shows the major components of noninterest expense.

SCHEDULE 5

NONINTEREST EXPENSE

	2001	Percent change	2000	Percent change	1999	Percent change	1998	Percent change	1997
	(Amounts in millions)
Salaries and employee benefits	$441.5	26.8%	$348.3	0.5%	$346.7	32.6%	$261.5	58.6%	$164.9
Occupancy, net	64.1	24.0	51.7	4.7	49.4	47.9	33.4	85.6	18.0
Furniture and equipment	61.1	15.9	52.7	16.1	45.4	18.5	38.3	56.3	24.5
Other real estate expense (income)	2.3	666.7	0.3	400.0	(0.1)	(114.3)	0.7	133.3	0.3
Legal and professional services	32.0	62.4	19.7	21.6	16.2	(0.6)	16.3	101.2	8.1
Supplies	14.8	34.5	11.0	(1.8)	11.2	(5.9)	11.9	41.7	8.4
Postage	13.1	20.2	10.9	(6.8)	11.7	6.4	11.0	50.7	7.3
Advertising	22.8	(10.2)	25.4	37.3	18.5	46.8	12.6	70.3	7.4
Merger-related expense	8.8	(80.7)	45.5	64.3	27.7	(27.3)	38.1	4,662.5	0.8
FDIC premiums	3.2	(5.9)	3.4	54.5	2.2	46.7	1.5	114.3	0.7
Amortization of goodwill	33.2	29.2	25.7	5.8	24.3	22.1	19.9	290.2	5.1
Amortization of core deposit and other intangibles	15.6	35.7	11.5	(1.7)	11.7	(0.8)	11.8	490.0	2.0
Other expenses	142.6	24.3	114.7	(1.7)	116.7	17.1	99.7	52.4	65.4
Total	$855.1	18.6%	$720.8	5.8%	$681.6	22.4%	$556.7	77.9%	$312.9

Salaries and employee benefits increased 26.8% for 2001 compared to 2000. Salaries and wages for 2000 increased a modest 0.5% from 1999.  The increased salaries and benefits for 2001 resulted from enhanced incentive programs that contributed to the Company’s strong loan and deposit growth, increased staffing to handle customer growth, increased staffing for expanded e-commerce and technology initiatives and additional staffing resulting from the acquisitions completed during the year. Employee benefit costs also increased significantly in 2001 because of increased retirement plan expenses and employee health plan cost increases. See the following discussion regarding increased full-time equivalent employees for 2001 compared to 2000.

Legal and professional fees also increased significantly for 2001 compared to 2000. The 62.4% increase resulted mainly from increased expenditures related to consolidating back-office functions, enhancing e-commerce and other technological capabilities, legal and accounting fees related to the nonpublic investee transactions, and other projects to improve operational efficiencies and enhance revenues.

The increases in occupancy, furniture and equipment expense, supplies, postage and other expenses for 2001 compared to 2000 reflects the effects of the 2001 acquisitions, the significant internal growth experienced by the Company and increased expenditures in selected areas to enhance revenue growth.  The significant increases in occupancy and furniture and equipment expense for 2000 compared to 1999 resulted primarily from the addition of office facilities, installation of personal computers and local area networks, and expenses related to technology initiatives including Internet security and authentification systems. The 37.3% increase in advertising expense for 2000 compared to 1999 reflects efforts to promote Internet banking products and reestablish the Company’s presence in critical markets subsequent to the terminated merger with First Security Corporation.

On December 31, 2001, the Company had 8,124 full-time equivalent employees and 412 domestic offices compared to 6,915 employees and 373 offices at year-end 2000 and 6,833 full-time equivalent employees and 362 offices at year-end 1999.

The Company’s operating cash “efficiency ratio,” or noninterest expenses, excluding amortization of goodwill, amortization of core deposit and other intangibles, merger-related expense and the cumulative effect of a change in accounting principle, as a percentage of total taxable-equivalent net revenues, was 57.4% in 2001 compared to 57.5% in 2000 and 60.3% in 1999.

Because of favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund (“BIF”) of the FDIC, well capitalized and well managed banks, including the Company’s bank subsidiaries, have in recent years paid relatively small premiums for FDIC insurance.A number of factors suggest that as early as the second half of 2002, even well capitalized and well managed banks will be required to pay increased premiums on deposit insurance.The amount of any such premiums will depend on the outcome of legislative and regulatory initiatives as well as the BIF loss experience and other factors, none of which the Company is in a position to predict at this time.

INCOME TAXES

The Company’s income tax expense for 2001 was $157.8 million compared to $79.7 million in 2000 and $109.5 million in 1999.  The Company’s effective income tax rate was 35.8% in 2001, 32.8% in 2000 and 35.5% in 1999.The lower effective tax rate for 2000 resulted mainly from a higher percentage of nontaxable income and lower nondeductible merger-related expenses.

BALANCE SHEET ANALYSIS

EARNING ASSETS

Earning assets consist of money market investments, securities and loans. A comparative average balance sheet report, including earning assets, is presented in Schedule 2. Average earning assets increased 8.8% to $20,911 million in 2001 compared to $19,223 million in 2000.  Average earning assets comprised 87.8% of total average assets in 2001 compared with 88.5% in 2000. Average earnings assets were 90.9% of average tangible assets in 2001 compared to 91.2% in 2000.

Average money market investments, consisting of interest-bearing deposits, federal funds sold and security resell agreements, decreased 12.9% to $924 million in 2001 compared to $1,061 million in 2000.

Average securities decreased 12.0% to $3,972 million in 2001, compared to $4,513 million in 2000. Average held to maturity securities decreased from $3,254 million for 2000 to $56 million for 2001, and available for sale securities increased from $685 million for 2000 to $3,269 million for 2001.  Trading account securities increased 12.7% to $647 million. Effective January 1, 2001, the Company transferred securities from held to maturity to available for sale or trading as allowed by FASB Statement No. 133 transition provisions, and during the first quarter, sold investment securities transferred to trading to improve its balance sheet composition.

Average net loans and leases increased 17.3% to $16,015 million in 2001 compared to $13,649 million in 2000, representing 76.6% of average earning assets in 2001 compared to 71.0% in 2000.  Average net loans and leases were 95.6% of average total deposits in 2001, as compared to 93.7% in 2000.

INVESTMENT SECURITIES PORTFOLIO

Schedule 6 presents the Company’s year-end investment securities on December 31, 2001, 2000, and 1999.  Schedule 7 presents the Company’s maturities and average yields on securities on December 31, 2001.  See Notes 1,4 and 8 of the Notes to Consolidated Financial Statements for additional information about securities.

SCHEDULE 6

INVESTMENT SECURITIES PORTFOLIO

	December 31,
	2001		2000		1999
	Amortized cost	Market value	Amortized cost	Market value	Amortized cost	Market value
	(Amounts in millions)
HELD TO MATURITY:
U.S.Treasury securities	$—	$—	$1	$1	$1	$1
U.S. government agencies and corporations:
Small Business Administration loan-backed securities	—	—	560	563	440	445
Other agency securities	—	—	1,269	1,285	1,270	1,233
States and political subdivisions	—	—	292	296	314	309
Mortgage-backed securities	79	80	1,003	1,008	1,305	1,303
	79	80	3,125	3,153	3,330	3,291

AVAILABLE FOR SALE:
U.S.Treasury securities	61	63	51	52	93	93
U.S. government agencies and corporations:
Small Business Administration loan-backed securities	674	674	—	—	—	—
Other agency securities	769	781	94	94	51	50
States and political subdivisions	505	514	185	190	102	97
Mortgage/asset-backed and other debt securities	960	969	274	273	147	143
	2,969	3,001	604	609	393	383
Equity securities:
Mutual funds:
Accessor Funds,Inc.	266	267	159	160	141	139
Stock	10	16	18	13	242	257
	276	283	177	173	383	396
	3,245	3,284	781	782	776	779
Total	$3,324	$3,364	$3,906	$3,935	$4,106	$4,070

SCHEDULE 7

MATURITIES AND AVERAGE YIELDS ON SECURITIES

ON DECEMBER 31, 2001

	Total securities		Within one year		After one but within five years		After five but within ten years		After ten years
	Amount	Yield*	Amount	Yield*	Amount	Yield*	Amount	Yield *	Amount	Yield*
	(Amounts in millions)
HELD TO MATURITY:
Mortgage-backed securities	$79	6.8%	$—		$—		$—		$79	6.8%
	79	6.8%	—		—		—		79	6.8%
AVAILABLE FOR SALE:
U.S.Treasury securities	61	5.2%	27	5.1%	34	5.3%	—		—
U.S. government agencies and corporations:
Small Business Administration loan-backed securities	674	4.7%	75	4.7%	172	4.7%	128	4.7%	299	4.7%
Other agency securities	769	6.0%	74	3.3%	175	6.1%	378	6.2%	142	7.1%
States and political subdivisions	505	7.8%	66	7.5%	180	8.3%	129	8.4%	130	6.8%
Mortgage/asset-backed and other debt securities	960	5.9%	308	6.0%	427	6.0%	66	6.5%	159	5.3%
	2,969	6.0%	550	5.6%	988	6.2%	701	6.3%	730	5.7%

Equity securities:
Mutual funds:
Accessor Funds,Inc.	266	3.2%	186	1.7%	—		—		80	6.6%
Stock	10	—	—		—		—		10	—
	276	3.0%	186	1.7%	—		—		90	5.9%
	3,245	5.7%	736	4.6%	988	6.2%	701	6.3%	820	5.7%
Total	$3,324	5.8%	$736	4.6%	$988	6.2%	$701	6.3%	$899	5.8%

*             Taxable-equivalent rates used where applicable.

The Company also has investments in several publicly traded companies accounted for using the equity method and classified in other assets.  The following table presents certain information regarding these investments:

			December 31,2001		Unrealized gain in market value of equity method investments
	Symbol	Exchange	Carrying value	Market value
	(Amounts in millions)
COMPANY
Federal Agricultural Mortgage Corporation (Farmer Mac)	AGM/A	NYSE	$4	$9	$5
Federal Agricultural Mortgage Corporation (Farmer Mac)	AGM	NYSE	16	61	45
ICAP plc (Garban - Intercapital PLC)	IAP LN	London Stock Exchange	25	69	44
MACC Private Equities,Inc.	MACC	NASDAQ	4	6	2
Total publicly traded equity investments			$49	$145	$96

LOAN PORTFOLIO

During 2001, the Company consummated sales of automobile loans, credit card receivables, home equity credit lines, nonconforming residential real estate loans, Small Business Administration loans, low loan-to-value commercial mortgages and Federal Agricultural Mortgage Corporation (“Farmer Mac”) loans totaling $1,685 million, compared to securitized loan sales of $1,141 million during 2000. During 2001, the Company also sold $610 million of long-term residential mortgage loans, SBA loans, Farmer Mac loans and student loans classified as held for sale compared to $533 million sold during 2000. After these sales, gross loans and leases on December 31, 2001 totaled $17,413 million, an increase of 20.4% compared to $14,458 million on December 31, 2000.

Schedule 8 sets forth the amount of loans outstanding by type on December 31 for the years indicated and the maturity distribution and sensitivity to changes in interest rates of the portfolio on December 31, 2001.

SCHEDULE 8

LOAN PORTFOLIO BY TYPE AND MATURITY

	December 31, 2001
	One year or less	One year through five years	Over five years	Total	December 31,
					2000	1999	1998	1997
	(Amounts in millions)
Loans held for sale	$5	$87	$206	$298	$181	$205	$232	$179

Commercial, financial and agricultural	2,079	1,331	699	4,109	3,615	3,036	2,844	1,406

Real estate:
Construction	2,005	902	29	2,936	2,273	1,722	960	576
Other:
Home equity credit line	45	28	328	401	263	232	232	165
1–4 family residential	358	353	2,457	3,168	2,911	2,503	2,207	742
Other real estate-secured	679	1,227	3,220	5,126	4,190	4,168	3,894	1,678
	3,087	2,510	6,034	11,631	9,637	8,625	7,293	3,161
Consumer:
Bankcard	92	30	4	126	135	107	99	73
Other	126	426	155	707	472	490	472	417
	218	456	159	833	607	597	571	490

Lease financing	31	252	138	421	317	275	214	176

Foreign loans	7	—	7	14	26	53	44	—

Other receivables	89	17	1	107	75	62	72	95
Total loans	$5,516	$4,653	$7,244	$17,413	$14,458	$12,853	$11,270	$5,507

Loans maturing in more than one year:
With fixed interest rates		$2,152	$3,435	$5,587
With variable interest rates		2,501	3,809	6,310
Total		$4,653	$7,244	$11,897

SOLD LOANS BEING SERVICED

On December 31, 2001, conforming long-term first mortgage real estate loans serviced for others amounted to $364 million, compared to $198 million on December 31, 2000, and $237 million on December 31, 1999. Consumer and other loan securitizations serviced totaled $2,648 million, $1,750 million, and $1,252 million on December 31, 2001, 2000 and 1999, respectively. Schedule 9 summarizes the Company’s activity in its sold loans being serviced portfolio (excluding conforming long-term first mortgage real estate loans). See Notes 1 and 7 of the Notes to Consolidated Financial Statements for additional information on asset securitizations.

SCHEDULE 9

SOLD LOANS BEING SERVICED

	2001		2000		1999
	Sales	Outstanding at year-end	Sales	Outstanding at year-end	Sales	Outstanding at year-end
	(Amounts in millions)
Auto loans	$206	$312	$164	$310	$195	$326
Home equity credit lines	308	349	248	312	255	274
Bankcard receivables	259	79	169	61	194	67
Nonconforming residential real estate loans	281	222	—	—	—	—
Home refinance loans	—	—	—	6	—	10
SBA 504 loans	447	1,079	494	722	212	275
SBA 7(a) loans	76	237	1	52	15	67
Farmer Mac	108	370	65	287	111	233
Total	$1,685	$2,648	$1,141	$1,750	$982	$1,252

	Residual interests on balance sheet at December 31, 2001
	Subordinated retained interest	Capitalized residual cash flows	Total
	(Amounts in millions)
Auto loans	$20	$19	$39
Home equity credit lines	9	10	19
Bankcard receivables	3	1	4
Nonconforming residential real estate loans	3	7	10
Home refinance loans	—	—	—
SBA 504 loans	93	74	167
SBA 7(a) loans	—	2	2
Farmer Mac	—	3	3
Total	$128	$116	$244

As of December 31, 2001, the Company had assets of $244 million recorded on its balance sheet related to the $2,648 million of loans sold to securitized trusts.  The Company does not control or have any equity interests in the trusts. However, as is common with securitized transactions, the Company has retained subordinated interests of $128 million representing the Company’s junior position to other investors in the securities. The capitalized residual cash flows (sometimes called “excess servicing”) of $116 million principally represent the present value of excess cash flows over the life of the sold loans. These excess cash flows are subject to prepayment risk. See Note 7 of the Notes to Consolidated Financial Statements.

DEPOSITS AND BORROWED FUNDS

Total deposits increased 18.4% to $17,842 million on December 31, 2001, as compared to $15,070 million on December 31, 2000. Comparing December 31, 2001 to December 31, 2000, demand deposits increased 25.0%, savings and money market deposits increased 15.0%, and time deposits under $100,000 increased 26.2%, while time deposits $100,000 and over increased 14.9% and foreign deposits decreased 2.3%.

As derived from Schedule 2, total average deposits increased 15.0% to $16,754 million in 2001 from $14,574 million in 2000. Average noninterest-bearing deposits increased 17.8%, average savings and NOW deposits increased 15.5%, average money market and super NOW deposits increased 13.3%, and average time deposits under $100,000 increased 15.4%. Average time deposits $100,000 and over increased 17.8% over 2000 average balances and average foreign deposits decreased 23.2% for 2001, as compared with 2000.

See Notes 11, 12 and 13 of the Notes to Consolidated Financial Statements and the discussion under Liquidity Risk Management for information on borrowed funds.

CAPITAL

The Company’s basic financial objective is to consistently produce superior risk-adjusted returns on its shareholders’ capital. The Company believes that a strong capital position is vital to continued profitability and to promote depositor and investor confidence. The Company’s goal is to steadily achieve a high return on shareholders’ equity, while at the same time maintaining “risk-based capital” of not less than the “well-capitalized” threshold, as defined by federal banking regulators.

Total shareholders’ equity on December 31, 2001 was $2,281 million, an increase of 28.2% over total shareholders’ equity of $1,779 million on December 31, 2000.  The Company’s tangible common equity ratio, tangible equity to tangible assets, was 5.98% at December 31, 2001 compared to 5.34% at December 31, 2000.  The ratio of average equity to average assets for 2001 was 8.95%, compared to 7.71% for 2000.

The Company repurchased and retired 883,240 shares in 2001, 80,174 shares in 2000 and 115,769 shares in 1999 of its common stock at a cost of $46.5 million, $3.9 million and $6.7 million, respectively.  In January 2002, the Company’s Board of Directors approved a stock buyback of $55 million.

The Company’s Tier 1 leverage ratio was 6.56%, as compared to 6.38% on December 1, 2000. On December 31, 2001, the Company’s Tier 1 risk-based capital ratio was 8.25%, as compared to 8.53% on December 31, 2000. On December 31, 2001 the Company’s total risk-based capital ratio was 12.20%, as compared to 10.83% on December 31, 2000. Regulatory minimum capital adequacy ratios for Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital are 3%, 4% and 8%, respectively. Ratios to be considered well capitalized are 5%, 6% and 10%, respectively. See Note 19 of the Notes to Consolidated Financial Statements for additional information on risk-based capital.

The U.S. federal bank regulatory agencies’ risk-capital guidelines are based upon the 1988 capital accord of the Basel Committee on Banking Supervision (the “BIS”).  The BIS is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines that each country’s supervisors can use to determine the supervisory policies they apply. In January 2001, the BIS released a proposal to replace the 1988 capital accord with a new capital accord that would set capital requirements for operational risk and refine the existing capital requirements for credit risk and market risk exposures. Operational risk is defined to mean the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events.  The 1988 capital accord does not include separate capital requirements for operational risk.  The events of September 11, 2001 demonstrate the importance for financial institutions to manage operational risks.  The BIS proposal outlines several alternatives for capital assessment of operational risks, including two standardized approaches and an “internal measurement approach” tailored to individual institutions’ circumstances.  The BIS has stated that its objective is to finalize a new capital accord in 2002 and for member countries to implement the new accord in 2005.  The ultimate timing for the new accord and the specifics of capital assessments for addressing operational risk are uncertain.  However, the Company expects that a new capital accord addressing operational risk will eventually be adopted by the

BIS and implemented by the U.S. federal bank regulatory agencies. The Company is evaluating what effect the new capital requirements that may arise out of a new BIS capital accord may have on its minimum capital requirements.

DIVIDENDS

Dividends per share were $.80 in 2001, a decrease of 10.1% from $.89 in 2000, which were up 23.6% over $.72 in 1999. The Company’s quarterly dividend rate was $.14 for the first quarter of 1999. For the second and third quarters of 1999 the dividend was increased to $.29 per share to bring it into parity with the dividend rate of First Security Corporation. See the discussion of the terminated acquisition in Note 3 of Notes to Consolidated Financial Statements. No dividend was declared during the fourth quarter of 1999. Dividends were $.29 for the first quarter of 2000 and were reduced to $.20 for the second quarter of 2000 after the merger agreement with First Security Corporation was terminated. Dividends remained at $.20 per share for the third and fourth quarter of 2000 and all four quarters of 2001.

FOREIGN OPERATIONS

Zions First National Bank opened a foreign office located in Grand Cayman, Grand Cayman Islands, B.W.I. in 1980.The office accepts foreign deposits from qualified customers. Foreign deposits at December 31, 2001, 2000 and 1999 totaled $133 million, $136 million and $210 million, respectively, and averaged $106 million for 2001, $138 million for 2000 and $165 million for 1999. See Schedule 8 for details of foreign loans outstanding.

RISK ELEMENTS

CREDIT RISK MANAGEMENT

Management of credit risk is essential in maintaining a safe and sound institution.  The Company has structured its organization to separate the lending function from the credit administration function to strengthen the control and independent evaluation of credit activities. Loan policies and procedures provide the Company with a framework for consistent underwriting and a basis for sound credit decisions. In addition, the Company has well-defined standards for grading its loan portfolio, and management utilizes a comprehensive loan grading system to determine risk potential in the portfolio.  A separate internal credit examination department periodically conducts examinations of the quality, documentation and administration of the Company’s lending departments, and submits reports thereon to a committee of the board of directors. Emphasis is placed on early detection of potential problem credits so that action plans can be developed on a timely basis to mitigate losses.

Another aspect of the Company’s credit risk management strategy is the diversification of the loan portfolio.  At year-end, the Company had 2% of its portfolio in loans held for sale, 24% in commercial, financial and agricultural loans, 67% in loans secured by real estate, 5% in consumer loans, and 2% in lease financing.  The Company’s real estate loan portfolio is also diversified. Of the total real estate loan portfolio, 25% is in real estate construction loans, 4% is in home equity credit lines, 27% is in 1-4 family residential loans and 44% is in commercial loans secured by real estate.  The Company’s commercial real estate concentration is in part mitigated by its emphasis on lending programs sponsored by the Small Business Administration, which carries the preponderance of credit risk on these types of loans.  The Company also focuses on the provision of commercial real estate credit to borrowers that occupy the facility. In addition, the Company attempts to avoid the risk of an undue concentration of credits in a particular industry or trade group. See Note 6 of the Notes to Consolidated Financial Statements for further information on concentrations of credit risk.  The Company has no significant exposure to highly leveraged transactions.  Most of the Company’s business activity is with customers located within the states of Utah, Idaho, California, Nevada, Arizona, Colorado, and Washington.  Also, the Company does not have significant exposure to any individual customer or counterparty.

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

The Company’s nonperforming assets were $120 million on December 1, 2001, up from $71 million on December 31, 2000. Such nonperforming assets as a percentage of net loans and leases, other real estate owned and other nonperforming assets were .69% on December 31, 2001, compared to .49% on December 31, 2000.

Accruing loans past due 90 days or more totaled $46 million on December 31, 2001, up from $27 million on December 31, 2000.  These loans equaled .27% of net loans and leases on December 31, 2001, as compared to .19% on December 31, 2000.

No loans were considered potential problem loans on December 31, 2001 or 2000. Potential problem loans are defined as loans presently on accrual and not contractually past due 90 days or more and not restructured, but about which management has serious doubt as to the future ability of the borrower to comply with present repayment terms and which may result in the reporting of the loans as nonperforming assets in the future.

The Company’s total recorded investment in impaired loans included in nonaccrual loans and leases amounted to $80 million and $46 million on December 31, 2001 and 2000, respectively.  The Company considers a loan to be impaired when the accrual of interest has been discontinued and the loan meets certain other criteria. The amount of the impairment is measured based on the present value of expected cash flows, the observable market price of the loan, or the fair value of the collateral. Impairment losses are included in the allowance for loan losses through a provision for loan losses. Included in the allowance for loan losses on December 31, 2001 and 2000, is an allowance of $18 million and $10 million, respectively, on $20 million and $16 million, respectively, of the recorded investment in impaired loans.  See Note 5 of the Notes to Consolidated Financial Statements for additional information on impaired loans.

SCHEDULE 10

NONPERFORMING ASSETS

	December 31,
	2001	2000	1999	1998	1997
	(Amounts in millions)
Nonaccrual loans:
Commercial, financial and agricultural	$40	$20	$29	$12	$4
Real estate	59	34	34	39	7
Consumer	2	2	1	1	1
Lease financing	6	2	1	3	1
Other	2	—	—	—	—
Restructured loans:
Commercial, financial and agricultural	—	2	—	—	—
Real estate	1	1	1	5	1
Other real estate owned:
Commercial, financial and agricultural:
Improved	3	6	5	—	2
Unimproved	2	2	3	—	—
Residential:
1-4 Family	4	2	1	2	1
Multifamily	1	—	—	—	—
Other	—	—	—	3	—
Total	$120	$71	$75	$65	$17
% of net loans* and leases, other real estate owned and other nonperforming assets	.69%	.49%	.58%	.58%	.31%
Accruing loans past due 90 days or more:
Commercial, financial and agricultural	$8	$8	$4	$5	$2
Real estate	34	18	15	20	7
Consumer	4	1	2	1	1
Total	$46	$27	$21	$26	$10
% of net loans* and leases	.27%	.19%	.16%	.23%	.18%

*    Includes loans held for sale.

ALLOWANCE FOR LOAN LOSSES

The Company’s allowance for loan losses was 1.50% of net loans and leases on December 31, 2001, compared to 1.36% on December 31, 2000. Net charge-offs in 2001 were $39 million, or .24% of average loans and leases, compared to net charge-offs of $42 million, or .31% of average net loans and leases in 2000 and net charge-offs of $30 million, or .25% of average net loans and leases in 1999.

The allowance, as a percentage of nonaccrual loans and restructured loans, was 236.7% on December 31, 2001, compared to 320.7% on December 31, 2000 and 310.9% on December 31, 1999.  The allowance, as a percentage of nonaccrual loans and accruing loans past due 90 days or more, was 168.2% on December 31, 2001, compared to 229.4% on December 31, 2000 and 238.1% on December 31, 1999.

In analyzing the adequacy of the allowance for loan losses, management utilizes a comprehensive loan grading system to determine risk potential in the portfolio, and considers the results of independent internal and external credit reviews. To determine the adequacy of the allowance, the Company’s loan and lease portfolio is broken into segments based on loan type. Historical loss experience factors by segment, adjusted for changes in trends and conditions, are used in determining the required allowance for each segment. Historical loss factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific portfolio segment. Other considerations such as volumes and trends of delinquencies, nonaccruals, repossessions and bankruptcies, criticized and classified loan trends, current and anticipated foreclosure losses, new products and policies, economic conditions, concentrations of credit risk, and experience and a bilities of lending personnel are also considered in establishing the loss factors.

All loans graded substandard or doubtful in the amount of $500 thousand or more are individually evaluated based on facts and circumstances of the loan, and a specific allowance amount may be designated. Specific allowances may also be established for loans in amounts below the specified thresholds when it is determined that the risk differs significantly from factor amounts established for the category.

Although management has allocated a portion of the allowance to specific loan categories using the methods described, the adequacy of the allowance must be considered in its entirety.  To mitigate the imprecision in most estimates of expected credit losses, the allocated component of the allowance is supplemented by an unallocated component. The unallocated portion of the allowance includes management’s judgmental determination of the amounts necessary for subjective factors such as economic uncertainties and concentration risks. Accordingly, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period. On December 31, 2001, the allowance for loan losses includes an allocation of $8 million related to commitments to extend credit on loans for which the Company could separate the credit risk from that of any related loans on the balance sheet and for standby letters of credit. Schedule 11 provides a breakdown of the allowance for loan losses by loan category and Schedule 12 summarizes loan loss experience.

SCHEDULE 11

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	2001		2000		1999		1998		1997
	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance
	(Amounts in millions)
TYPE OF LOAN
Loans held for sale	1.7%	$2	1.3%	$—	1.6%	$—	2.1%	$—	3.3%	$—
Commercial, financial and agricultural	23.7%	72	25.1%	57	23.8%	46	25.4%	83	25.5%	17
Real estate	66.8%	146	66.7%	110	67.4%	100	64.9%	52	57.4%	28
Consumer	4.8%	19	4.2%	9	4.6%	12	5.1%	12	8.9%	10
Lease financing	2.4%	10	2.2%	4	2.1%	6	1.9%	6	3.2%	2
Other receivables	0.6%	2	0.5%	—	0.5%	—	0.6%	—	1.7%	—
Total loans	100.0%		100.0%		100.0%		100.0%		100.0%
Off-balance sheet
unused commitments and standby letters of credit		8		14		23		20		9
Total allocated		259		194		187		173		66
Unallocated		1		2		17		40		23
Total allowance for loan losses		$260		$196		$204		$213		$89

SCHEDULE 12

SUMMARY OF LOAN LOSS EXPERIENCE

	2001	2000	1999	1998	1997
	(Amounts in millions)
Loans*and leases outstanding on December 31, (net of unearned income)	$17,311	$14,378	$12,791	$11,219	$5,463
Average loans* and leases outstanding (net of unearned income)	$16,015	$13,649	$11,819	$7,632	$4,547
Allowance for loan losses:
Balance at beginning of year	$196	$204	$213	$89	$77
Allowance of companies acquired	30	2	3	126	14
Provision charged against earnings	73	32	18	14	6
Loans and leases charged off:
Commercial, financial and agricultural	(30)	(38)	(32)	(9)	(6)
Real estate	(5)	(4)	(3)	(6)	—
Consumer	(13)	(9)	(9)	(9)	(8)
Lease financing	(7)	(2)	(2)	(1)	—
Total	(55)	(53)	(46)	(25)	(14)
Recoveries:
Commercial, financial and agricultural	10	6	6	3	2
Real estate	2	1	7	3	2
Consumer	3	3	3	3	2
Lease financing	1	1	—	—	—
Total	16	11	16	9	6
Net loan and lease charge-offs	(39)	(42)	(30)	(16)	(8)
Balance at end of year	$260	$196	$204	$213	$89
Ratio of net charge-offs to average loans and leases	.24%	.31%	.25%	.21%	.19%
Ratio of allowance for loan losses to loans and leases outstanding on December 31,	1.50%	1.36%	1.60%	1.89%	1.62%
Ratio of allowance for loan losses to nonperforming loans on December 31,	236.65%	320.69%	310.87%	354.94%	655.59%
Ratio of allowance for loan losses to nonaccrual loans and accruing loans past due 90 days or more on December 31,	168.23%	229.35%	238.07%	264.20%	389.19%

*    Includes loans held for sale.

MARKET RISK MANAGEMENT

Market risk is the possibility that changes in interest rates or equity securities prices will impair the fair value of the Company’s financial instruments.  The Asset/Liability Committee (“ALCOM”) measures and reviews the market risk of the Company and establishes policies and procedures to limit its exposure to changes in interest rates. These policies are reviewed and approved by the Boards of Directors of the Company’s subsidiary banks. ALCOM objectives are summarized as follows: ensure the safety and soundness of bank deposits, while providing an appropriate return to shareholders; provide the basis for integrated balance sheet, net interest income and liquidity management; calculate the duration, dollar duration, and convexity of each class of assets, liabilities, and net equity given defined interest rate scenarios; manage the Company’s exposure to changes in net interest income and market value of equity due to interest rate fluctuations; quantify the effect of hedging instruments on the market value of equity and net interest income under defined interest rate scenarios; and identify and report any risk exposures that exceed limitations approved by the Board of Directors.

Interest rate risk is the most significant market risk regularly undertaken by the Company.  This risk is monitored through the use of two complementary measurement methods: duration of equity and income simulation.

Duration of equity is derived by first calculating the dollar duration of all assets, liabilities and derivative instruments. Dollar duration is determined by calculating the market value of each instrument assuming interest rates sustain immediate and parallel movements up 1% and down 1%. The average of these two changes in market value is the dollar duration, which incorporates the value of embedded and explicit options within each instrument. Subtracting the dollar duration of liabilities from the dollar duration of assets and adding the net dollar duration of derivative instruments results in the dollar duration of equity. Duration of equity is computed by dividing the dollar duration of equity by the market value of equity.

Income simulation is an estimate of the net interest income that would be recognized under different rate environments. Net interest income is measured under several parallel and nonparallel interest rate environments and considers the possible exercise of options within the portfolio.

At year-end 2001 and 2000, the Company’s duration of equity was estimated to be approximately 3.0 years and 4.0 years, respectively. A 200 basis point immediate increase in rates was estimated to increase the duration of equity to 4.1 years in 2001 and 4.6 years in 2000. Conversely, an immediate decrease in rates of similar magnitude was estimated to maintain the duration of equity at 3.0 years in 2001 and decrease it to 3.2 years in 2000. Company policy requires that all three of these measures be between 0 and 7 years.

For income simulation, Company policy requires that net interest income not be expected to decline by more than 10% during one year if rates were to immediately rise or fall by 200 basis points. At year-end 2001, net interest income was expected to increase 3.8% if interest rates were to sustain an immediate increase of 200 basis points and decline 10% if rates were to sustain an immediate decrease of 200 basis points. It should be noted that LIBOR and U.S.Treasury rates with maturities six months and less were below 2% at year-end 2001. In the scenario of interest rates decreasing 200 basis points, the rate was not permitted to fall below .1%. At year-end 2000, net interest income was expected to decline .4% if rates were to increase 200 basis points and decline 1.6% if rates were to decrease 200 basis points. These estimates include management’s assumptions regarding loan and deposit pricing, security and loan prepayments, and changing relationships to market rates.

Management exercises its best judgment in making assumptions regarding loan and security prepayments, early deposit withdrawals, and other noncontrollable events in managing the Company’s exposure to changes in interest rates.The interest rate risk position is actively managed and changes daily as the interest rate environment changes; therefore, positions at the end of any period may not be reflective of the Company’s position in any subsequent period.

At year-end the one-year gap for the Company was negative $1,580 million; i.e., the $14,425 million of assets that mature or reprice during 2002 was less than the sum of $15,899 million of liabilities and the negative $106 million net effect of derivative instruments that mature or reprice during the same period.This gap represented 6.5% of total assets. Details of the repricing characteristics of the balance sheet as of year-end are presented in Schedule 13.The Company does not have policy limits regarding its gap position.

SCHEDULE 13

MATURITIES AND INTEREST RATE SENSITIVITY

ON DECEMBER 31, 2001

	Rate sensitive
	Within three months	After three months but within one year	After one year but within five years	After five years	Not rate sensitive	Total
	(Amounts in millions)
USES OF FUNDS
Earning assets:
Interest-bearing deposits	—	—	$3	—	—	$3
Federal funds sold	$58	—	—	—	—	58
Security resell agreements	222	—	—	—	—	222
Securities:
Held to maturity	76	—	—	$3	—	79
Available for sale	1,493	$466	571	754	—	3,284
Trading account	103	—	—	—	—	103
Loans and leases	9,777	2,230	4,119	924	—	17,050
Nonearning assets	—	—	—	—	$3,505	3,505
Total uses of funds	$11,729	$2,696	$4,693	$1,681	$3,505	$24,304
SOURCES OF FUNDS
Interest-bearing deposits and liabilities:
Savings and money market deposits	$6,655	$952	$1,426	$475	—	$9,508
Time deposits under $100,000	576	1,071	407	1	—	2,055
Time deposits $100,000 and over	690	758	216	1	—	1,665
Foreign	133	—	—	—	—	133
Securities sold, not yet purchased	87	—	—	—	—	87
Federal funds purchased	1,204	—	—	—	—	1,204
Security repurchase agreements	934	—	—	—	—	934
Commercial paper	309	—	—	—	—	309
FHLB advances and other borrowings:
One year or less	156	25	—	—	—	181
Over one year	—	—	3	238	—	241
Long-term debt	—	50	—	731	—	781
Noninterest-bearing deposits	2,299	—	—	—	$2,182	4,481
Other liabilities	—	—	—	—	428	428
Minority interest	—	—	—	—	16	16
Shareholders’ equity	—	—	—	—	2,281	2,281
Total sources of funds	$13,043	$2,856	$2,052	$1,446	$4,907	$24,304

Derivative instruments affecting interest rate sensitivity	$(513)	$407	$87	$19	—
Interest rate sensitivity gap	$(1,827)	$247	$2,728	$254	$(1,402)
Percent of total assets	(7.52)%	1.02%	11.22%	1.05%	(5.77)%
Cumulative interest rate sensitivity gap	$(1,827)	$(1,580)	$1,148	$1,402	—
Cumulative as a % of total assets	(7.52)%	(6.50)%	4.72%	5.77%	—

The Company, through the management of maturities and repricing of its assets and liabilities and the use of certain derivative instruments, including interest rate caps, floors, futures, options and exchange agreements, attempts to manage the effect on net interest income of changes in interest rates.  The prime lending and the LIBOR (London Interbank Offer Rate) curve, are the primary indices used for pricing the Company’s loans, and the 91-day Treasury bill rate is the index used for pricing many of the Company’s deposits. The Company does not hedge the prime/LIBOR/T-bill spread risk through the use of derivative instruments. Interest rate swap maturities and average rates are presented in Schedule 14.   For additional information regarding derivative instruments, refer to Notes 1 and 8 of the Notes to Consolidated Financial Statements.

SCHEDULE 14

INTEREST RATE SWAP MATURITIES AND AVERAGE RATES

	2002	2003	2004	2005	Thereafter	Total
	(Amounts in millions)
Receive fixed rate/pay variable rate:
Notional amount	$628	$202	$322	$299	$56	$1,507
Weighted average rate received	7.10%	6.86%	6.74%	7.09%	6.27%	6.96%
Weighted average rate paid	2.27%	2.36%	2.49%	2.36%	2.88%	2.37%

Receive variable rate/pay fixed rate:
Notional amount	$—	$140	$325	$250	$50	$765
Weighted average rate received	—	2.10%	2.37%	2.33%	1.93%	2.28%
Weighted average rate paid	—	5.04%	5.29%	5.39%	5.39%	5.28%

LIQUIDITY RISK MANAGEMENT

The Company manages its liquidity to provide adequate funds to meet its anticipated financial obligations, including withdrawals by depositors and debt service requirements, as well as to fund customers’ demand for credit. Liquidity is provided primarily by the regularly scheduled maturities of the Company’s investment and loan portfolios. Management of the maturities of these portfolios is an important source of medium- to long-term liquidity.  The Company’s ability to raise funds in the capital markets through the securitization process also allows it to meet funding needs at a reasonable cost.

The Federal Home Loan Bank (“FHLB”) system is a major source of liquidity for each of the Company’s subsidiary banks. Zions First National Bank and The Commerce Bank of Washington are members of the FHLB of Seattle. California Bank & Trust, Nevada State Bank, and National Bank of Arizona are members of the FHLB of San Francisco.  Vectra Bank Colorado is a member of the FHLB of Topeka. The FHLB allows member banks to borrow against their eligible loans to satisfy liquidity requirements.

The parent company’s cash requirements consist primarily of debt service, operating expenses, income taxes, dividends to shareholders and share repurchases.  The Parent’s cash needs are routinely met through dividends from subsidiaries, proportionate shares of current income taxes, management and other fees, unaffiliated bank lines, and debt issuance.

At December 31, 2001, $257.8 million of dividend capacity was available from subsidiaries to pay to the Parent without having to obtain regulatory approval. During 2001, dividends from subsidiaries were $254.4 million.  The Parent also has a program to issue short-term commercial paper.  At December 31, 2001 outstanding commercial paper was $309 million.  At December 31, 2001, the Parent had a revolving credit facility with a bank totaling $40 million and a margin borrowing facility totaling $20 million. No balances were borrowed on either of these facilities at year-end 2001.

In May 2001, the Company issued $200 million of subordinated debt through a newly formed subsidiary, Zions Financial Corp. The debt is unconditionally guaranteed by Zions Bancorporation and matures in May 2011. In October 2001, the Company issued an additional $200 million of subordinated debt which matures in October 2011. See Notes 11, 12 and 13 of the Notes to Consolidated Financial Statements for additional information regarding the Company’s borrowings.

Zions First National Bank provides a liquidity facility for a fee to a qualified special purpose entity securities conduit (“conduit”). In July of 2001, the liquidity facility was increased from $2.0 billion to $5.1 billion.  The conduit purchases U.S. Government and AAA rated securities.  These assets are funded through the issuance of commercial paper.  With certain limitations, ZFNB is required to advance funds to the conduit to repay maturing commercial paper upon the conduit’s inability to access the commercial paper market or upon a commercial paper market disruption. Following the events of September 11, which caused disruption in the commercial paper markets, the conduit drew upon the liquidity facility in the amount of $180 million. Amounts drawn were repaid shortly after the commercial paper markets returned to normal. No amounts were outstanding under this liquidity facility at December 31, 2001 and 2000. See Note 7 of the Notes to Consolidated Financial Statements for additional information on the conduit.

CRITICAL ACCOUNTING POLICIES

SECURITIZATION TRANSACTIONS

Securitization activities represent a significant source of the Company’s overall funding as discussed under Liquidity Risk Management.  These transactions involve periodic transfers of loans or other receivables to off-balance sheet qualified special purpose entities (“QSPEs”).  The Company may retain a cash reserve account, an interest-only strip, and in some cases a subordinated tranche, all of which are retained interests in the securitized assets.  The Company’s retained interests are subject to credit, prepayment, and interest rate risk.  The measurement of the retained interests requires the Company to make economic assumptions regarding these risk factors. See Notes 1 and 7 of the Notes to Consolidated Financial Statements for discussions regarding the Company’s policies for valuation and impairment assessments on asset securitizations, detail on the assumptions used and the sensitivity of the fair value of retained interests to adverse changes in the assumptions.

DERIVATIVES

The Company uses certain derivative instruments to add stability to interest income or expense, to modify the duration of specific assets and liabilities, and to manage exposure to interest rate movements.The Company does not participate in speculative derivatives trading.  The fair value of these derivative instruments is generally determined using the market standard methodology of netting discounted future cash receipts and payments.  The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change.  The Company also faces the risk that certain derivatives designated as hedges that currently meet the strict hedge accounting requirements of FASB Statement No. 133 may not qualify as highly effective or meet the other requirements of Statement No. 133 to be accounted for as hedges. See the section on Market Risk Management and Notes 1 and 8 of the Notes to Consolidated Financial Statements for further information about the Company’s derivatives.

ALLOWANCE FOR LOAN LOSSES

Management utilizes a comprehensive loan grading system to determine risk potential in its loan portfolio. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. See the sections on Credit Risk Management, Allowance for Loan Losses and Provision for Loan Losses, and Notes 1 and 5 of Notes to the Consolidated Financial Statements for a description of the methodology used by the Company to determine the required allowance for loan losses, a discussion of risks associated with the process, and additional information regarding the allowance and associated provision.

NONMARKETABLE SECURITIES

The Company, through its Small Business Investment Corporation (“SBIC”) subsidiaries, has investments in venture capital securities.  These nonmarketable venture capital securities are reported at estimated fair values in the absence of readily ascertainable fair values. Management believes that the cost of an investment is initially the best indication of estimated fair value unless there have been significant subsequent positive or negative developments that justify an adjustment to the fair value estimate.  As of December 31, 2001, the carrying value of these securities which are classified in other assets was approximately $72 million. The Company’s portion of any losses incurred on these investments would be reduced by minority interests in the SBICs. The values assigned to these securities where no market quotations exist are based upon available information and may not necessarily represent amounts that will ultimately be realized.  Although management believes its estimates of fair value reasonably reflect the fair value of these securities, key assumptions regarding the projected financial performance of these companies, the evaluation of the investee company’s management team, and other economic and market factors may not necessarily reflect those of an active market for these investments. If there had been an active market for these securities at year-end, the carrying value may have been significantly different than the amounts reported. See Notes 1 and 4 of the Notes to Consolidated Financial Statements for additional information regarding these investments.

RELATED PARTIES

At December 31, 2001, transactions with related parties are limited to loan and deposit relationships and other transactions in the ordinary course of business. As discussed in Note 17 of the Notes to the Consolidated Financial Statements, during 2001 the Company reacquired a minority interest in its subsidiary California Bank & Trust from the former CEO and certain senior officers of that subsidiary.

FORWARD-LOOKING INFORMATION

Statements in Management’s Discussion and Analysis that are not based on historical data are forward-looking, including, for example, the projected performance of the Company and its operations.  These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual results may differ materially from the projections discussed in Management’s Discussion and Analysis since such projections involve significant risks and uncertainties. Factors that might cause such differences include, but are not limited to: the timing of closing proposed acquisitions being delayed or such acquisitions being prohibited; competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which the Company conducts its operations, being less favorable than expected; and legislation or regulatory changes which adversely affect the Company’s operations or business.  The Company disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

The following consolidated condensed statements of income present earnings and operating cash earnings information:

	2001	2000	1999	1998	1997
	(Amounts in millions)
Net interest income	$949.8	$803.4	$741.5	$573.9	$369.6
Noninterest income (2)	418.7	289.1	266.5	210.1	148.3
Total revenue	1,368.5	1,092.5	1,008.0	784.0	517.9
Provision for loan losses	73.2	31.8	17.9	14.0	5.9
Noninterest expense (1)	797.5	638.2	617.9	486.8	305.1
Pretax cash earnings	497.8	422.5	372.2	283.2	206.9
Income tax expense	168.1	138.7	123.5	88.4	68.6
Minority interest	(7.6)	2.4	5.9	0.4	—
Cash earnings (1)	337.3	281.4	242.8	194.4	138.3
Amortization of goodwill, core deposit and other intangibles	48.8	37.2	36.0	31.7	7.1
Merger-related expense	8.8	45.5	27.7	38.1	0.7
Impairment loss on First Security Corporation common stock	—	96.9	—	—	—
Income tax benefit	(10.3)	(59.0)	(14.0)	(18.8)	(0.9)
Minority interest operating cash adjustment	0.2	0.9	1.0	—	—
Cumulative effect, adoption of FASB Statement No. 133	(7.2)	—	—	—	—
Net income	$283.0	$161.7	$194.1	$143.4	$131.4
Operating cash earnings per share (diluted) (1)	$3.66	$3.23	$2.83	$2.37	$2.03
Net income per share (diluted)	$3.07	$1.86	$2.26	$1.75	$1.92

(1)  Before amortization of goodwill, amortization of core deposit and other intangible assets, merger-related expense, and the cumulative effect of adoption of FASB Statement No. 133.

(2)  Excluding impairment loss on First Security Corporation common stock.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Zions Bancorporation

We have audited the accompanying consolidated balance sheets of Zions Bancorporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  The financial statements of Zions Bancorporation for the year ended December 31, 1999, were audited by other auditors whose report dated February 7, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zions Bancorporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Salt Lake City, Utah
January 24, 2002

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

	2001	2000
	(In thousands, except share amounts)
ASSETS
Cash and due from banks	$978,609	1,047,252
Money market investments:
Interest-bearing deposits	2,780	3,293
Federal funds sold	57,653	50,426
Security resell agreements	222,147	456,404
Investment securities:
Held to maturity, at cost (approximate market value $79,752 and $3,152,740)	79,546	3,125,433
Available for sale, at market (includes $0 and $151,424 transferred as collateral under repurchase agreements)	3,283,915	782,466
Trading account, at market (includes $87,612 and $15,096 transferred as collateral under repurchase agreements)	102,896	280,410
	3,466,357	4,188,309
Loans:
Loans held for sale	297,959	181,159
Loans, leases and other receivables	17,115,485	14,276,999
	17,413,444	14,458,158
Less:
Unearned income and fees, net of related costs	102,606	80,125
Allowance for loan losses	260,483	195,535
Net loans	17,050,355	14,182,498
Premises and equipment, net	368,076	314,938
Goodwill	770,763	571,365
Core deposit and other intangibles	109,148	70,075
Other real estate owned	10,302	9,574
Other assets	1,267,974	1,045,309
	$24,304,164	21,939,443
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand	$4,480,669	3,585,672
Interest-bearing:
Savings and money market	9,507,817	8,270,122
Time under $100,000	2,055,087	1,628,890
Time $100,000 and over	1,664,829	1,448,905
Foreign	133,288	136,394
	17,841,690	15,069,983
Securities sold, not yet purchased	87,255	291,102
Federal funds purchased	1,203,764	1,069,124
Security repurchase agreements	933,973	1,327,721
Accrued liabilities	428,225	310,287
Commercial paper	309,000	198,239
Federal Home Loan Bank advances and other borrowings:
One year or less	181,266	1,290,960
Over one year	240,458	143,776
Long-term debt	781,342	419,550
Total liabilities	22,006,973	20,120,742
Minority interest	16,322	39,857
Shareholders’ equity:
Capital stock:
Preferred stock, without par value; authorized 3,000,000 shares; issued and outstanding, none	—	—
Common stock, without par value; authorized 350,000,000 shares; issued and outstanding, 92,208,736 shares and 87,100,188 shares	1,111,214	907,604
Accumulated other comprehensive income (loss)	59,951	(3,644)
Retained earnings	1,109,704	874,884
Total shareholders’ equity	2,280,869	1,778,844
	$24,304,164	21,939,443

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
	(In thousands, except per share amounts)
INTEREST INCOME:
Interest and fees on loans	$1,292,955	1,236,588	1,001,741
Interest on loans held for sale	13,080	14,477	12,194
Lease financing	22,805	17,222	13,293
Interest on money market investments	34,911	67,353	67,234
Interest on securities:
Held to maturity - taxable	3,361	196,917	175,701
Held to maturity - nontaxable	—	16,398	18,784
Available for sale - taxable	169,224	33,792	36,480
Available for sale - nontaxable	24,713	7,147	3,844
Trading account	30,903	36,289	30,067
Total interest income	1,591,952	1,626,183	1,359,338
INTEREST EXPENSE:
Interest on savings and money market deposits	251,570	329,373	247,729
Interest on time and foreign deposits	187,712	174,460	166,749
Interest on borrowed funds	202,881	318,972	203,371
Total interest expense	642,163	822,805	617,849
Net interest income	949,789	803,378	741,489
Provision for loan losses	73,191	31,811	17,956
Net interest income after provision for loan losses	876,598	771,567	723,533
NONINTEREST INCOME:
Service charges on deposit accounts	101,033	78,269	76,756
Loan sales and servicing income	96,754	51,741	40,516
Other service charges, commissions, and fees	78,368	65,102	66,098
Trust income	18,298	18,205	15,762
Income from securities conduit	12,262	213	—
Underwriting and trading income	18,520	10,065	11,551
Investment securities gains (losses), net	18,294	14,804	(2,970)
Impairment loss on First Security Corporation common stock	—	(96,911)	—
Other	75,177	50,676	58,832
Total noninterest income	418,706	192,164	266,545
NONINTEREST EXPENSE:
Salaries and employee benefits	441,450	348,293	346,710
Occupancy, net	64,089	51,671	49,393
Furniture and equipment	61,141	52,704	45,477
Other real estate expense (income)	2,376	356	(66)
Legal and professional services	32,025	19,707	16,156
Supplies	14,764	10,972	11,168
Postage	13,101	10,916	11,656
Advertising	22,784	25,416	18,502
Merger-related expense	8,791	45,492	27,691
FDIC premiums	3,198	3,349	2,152
Amortization of goodwill	33,206	25,715	24,295
Amortization of core deposit and other intangibles	15,592	11,508	11,713
Other	142,606	114,728	116,720
Total noninterest expense	855,123	720,827	681,567
Income before income taxes	440,181	242,904	308,511
Income taxes	157,800	79,661	109,498
Income before minority interest and cumulative effect of change in accounting principle	282,381	163,243	199,013
Minority interest	(7,798)	1,534	4,949
Income before cumulative effect of change in accounting principle	290,179	161,709	194,064
Cumulative effect of change in accounting principle, adoption of FASB Statement No. 133, net of income tax benefit of $4,521	(7,159)	—	—
Net income	$283,020	161,709	194,064

Weighted average common shares outstanding during the year:
Basic	91,202	86,320	84,613
Diluted	92,174	87,120	85,695
Net income per common share:
Income before cumulative effect of change in accounting principle:
Basic	$3.18	1.87	2.29
Diluted	$3.15	1.86	2.26
Cumulative effect of change in accounting principle, adoption of FASB Statement No. 133:
Basic	(0.08)	—	—
Diluted	(0.08)	—	—
Net income:
Basic	$3.10	1.87	2.29
Diluted	$3.07	1.86	2.26

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

			Accumulated other comprehensive
			income (loss)
	Common stock		Net unrealized gains (losses) on investments and retained	Net unrealized gains on derivative		Retained	Total shareholders’
	Shares	Amount	interests	instruments	Subtotal	earnings	equity
	(In thousands, except share amounts)
BALANCE, DECEMBER 31, 1998	83,554,630	$796,519	(3,407)	—	(3,407)	659,519	1,452,631
Comprehensive income:
Net income						194,064	194,064
Other comprehensive loss, net of tax:
Net realized and unrealized holding losses during the year, net of income tax benefit of $5,405			(8,726)	—	(8,726)
Reclassification for net realized losses recorded in operations, net of income tax benefit of $4,940			7,975	—	7,975
Other comprehensive loss			(751)	—	(751)		(751)
Total comprehensive income							193,313
Cash dividends:
Common, $.72 per share						(56,914)	(56,914)
Stock dividend of acquired company	107	21,694				(21,701)	(7)
Issuance of common shares for acquisitions	1,571,143	58,358				797	59,155
Stock redeemed and retired	(115,769)	(6,650)					(6,650)
Stock options exercised, net of shares tendered and retired	582,532	18,310					18,310
BALANCE, DECEMBER 31, 1999	85,592,643	888,231	(4,158)	—	(4,158)	775,765	1,659,838
Comprehensive income:
Net income						161,709	161,709
Other comprehensive income, net of tax:
Net realized and unrealized holding losses during the year, net of income tax benefit of $31,088			(50,187)	—	(50,187)
Reclassification for net realized losses recorded in operations, net of income tax benefit of $31,406			50,701	—	50,701
Other comprehensive income			514	—	514		514
Total comprehensive income							162,223
Cash dividends:
Common, $.89 per share						(76,762)	(76,762)
Issuance of common shares for acquisitions	1,202,593	13,103				14,172	27,275
Stock redeemed and retired	(80,174)	(3,899)					(3,899)
Stock options exercised, net of shares tendered and retired	385,126	10,169					10,169
BALANCE, DECEMBER 31, 2000	87,100,188	907,604	(3,644)	—	(3,644)	874,884	1,778,844

			Accumulated other comprehensive
			income (loss)
	Common stock		Net unrealized gains (losses) on investments and retained	Net unrealized gains on derivative		Retained	Total shareholders’
	Shares	Amount	interests	instruments	Subtotal	earnings	equity
	(In thousands, except share amounts)
Comprehensive income:
Net income		$				283,020	283,020
Other comprehensive income, net of tax:
Net realized and unrealized holding gains during the year, net of income tax expense of $20,859			33,675	—	33,675
Reclassification for net realized gains recorded in operations, net of income tax expense of $7,132			(11,516)	—	(11,516)
Change in net unrealized gains on derivative instruments, net of reclassification to operations of $20,757 and income tax expense of $4,281			—	6,911	6,911
Cumulative effect of change in accounting principle, adoption of FASB Statement No. 133, net of income tax expense of $21,245			13,259	21,266	34,525
Other comprehensive income			35,418	28,177	63,595		63,595
Total comprehensive income							346,615
Cash dividends:
Common, $.80 per share						(73,899)	(73,899)
Issuance of common shares for acquisitions	5,404,872	231,295				25,699	256,994
Stock redeemed and retired	(883,240)	(46,462)					(46,462)
Stock options exercised, net of shares tendered and retired	586,916	18,777					18,777
BALANCE, DECEMBER 31, 2001	92,208,736	$1,111,214	31,774	28,177	59,951	1,109,704	2,280,869

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$283,020	161,709	194,064
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle, adoption of FASB Statement No. 133	7,159	—	—
Provision for loan losses	73,191	31,811	17,956
Depreciation of premises and equipment	56,076	50,186	39,155
Amortization	63,538	64,786	51,367
Accretion of unearned income and fees, net of related costs	15,412	16,983	18,437
Income (loss) to minority interest	(7,798)	1,534	4,949
Proceeds from sales of trading account securities	202,892,909	184,357,455	188,710,001
Increase in trading account securities	(202,281,198)	(184,310,020)	(188,845,991)
Investment securities losses (gains), net	(18,294)	(14,804)	2,970
Impairment loss on First Security Corporation common stock	—	96,911	—
Proceeds from loans held for sale	609,576	533,285	878,638
Increase in loans held for sale	(726,376)	(509,644)	(852,309)
Net gains on sales of loans, leases and other assets	(69,702)	(36,240)	(31,674)
Net losses (gains) on other nonmarketable equity securities	(20,068)	4,801	(44,943)
Change in accrued income taxes	20,911	30,078	4,792
Change in accrued interest receivable	(1,329)	(34,447)	(15,457)
Change in other assets	(104,498)	(122,577)	(58,303)
Change in other liabilities	46,758	16,222	(74,454)
Change in accrued interest payable	(12,475)	11,342	201
Other, net	16,565	(184)	22,238
Net cash provided by operating activities	843,377	349,187	21,637
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in money market investments	377,387	(348)	135,386
Proceeds from maturities of investment securities held to maturity	12,964	881,175	804,139
Purchases of investment securities held to maturity	(29,347)	(663,948)	(1,360,049)
Proceeds from sales of investment securities available for sale	7,072,531	1,245,192	367,345
Proceeds from maturities of investment securities available for sale	2,591,160	134,785	353,714
Purchases of investment securities available for sale	(9,067,706)	(1,442,094)	(652,017)
Proceeds from sales of loans and leases	1,753,195	1,175,687	1,005,530
Net increase in loans and leases	(3,250,280)	(2,665,154)	(2,469,077)
Payments on leveraged leases	(8,012)	(8,125)	(8,118)
Principal collections on leveraged leases	8,012	8,125	8,118
Proceeds from sales of premises and equipment	13,056	12,079	17,441
Purchases of premises and equipment	(91,924)	(82,288)	(93,769)
Proceeds from sales of other assets	23,431	13,927	7,892
Net cash received for acquisitions	209,509	11,886	8,847
Net cash used in investing activities	(386,024)	(1,379,101)	(1,874,618)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits	747,218	784,806	(365,695)
Net change in short-term funds borrowed	(1,511,725)	470,771	2,193,152
Proceeds from FHLB advances over one year	250,000	600,000	365,000
Payments on FHLB advances over one year	(173,948)	(568,846)	(309,755)
Proceeds from issuance of long-term debt	402,218	—	—
Payments on long-term debt	(69,152)	(33,921)	(264)
Cash paid to reacquire minority interest	(66,044)	—	—
Proceeds from issuance of common stock	15,798	6,717	9,753
Payments to redeem common stock	(46,462)	(3,899)	(6,650)
Dividends paid	(73,899)	(76,762)	(56,914)
Net cash provided by (used in) financing activities	(525,996)	1,178,866	1,828,627
Net increase (decrease) in cash and due from banks	(68,643)	148,952	(24,354)
Cash and due from banks at beginning of year	1,047,252	898,300	922,654
Cash and due from banks at end of year	$978,609	1,047,252	898,300

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$651,083	812,018	617,610
Income taxes	156,307	63,825	28,300
Loans transferred to other real estate owned	23,175	13,872	11,282

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Zions Bancorporation (“the Parent”) is a financial holding company organized under the laws of Utah in 1955, which provides a full range of banking and related services through its subsidiaries operating primarily in Utah, Idaho, California, Nevada, Arizona, Colorado and Washington.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Zions Bancorporation and its subsidiaries (“the Company”).All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current financial statement presentation.

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

SECURITY RESELL AGREEMENTS

Security resell agreements represent overnight and term agreements, the majority maturing within 30 days.These agreements are generally treated as collateralized financing transactions and are carried at amounts at which the securities were acquired plus accrued interest. Either the Company or, in some instances, third parties on behalf of the Company take possession of the underlying securities.  The market value of such securities is monitored throughout the contract term to ensure that asset values remain sufficient to protect against counterparty default.  The Company is permitted by contract to sell or repledge certain securities it accepts as collateral for security resell agreements. If sold, the Company’s obligation to return the collateral is recorded as a liability and included in the consolidated balance sheet as “Securities sold, not yet purchased.” As of December 31, 2001, the Company held approximately $222 million of securities for which it was permitted by contract to sell or repledge.  The majority of these securities have been either pledged or otherwise transferred to others in connection with the Company’s financing activities, or to satisfy its commitments under short sales. Security resell agreements averaged approximately $858 million during 2001, and the maximum amount outstanding at any month-end during 2001 was $1,426 million.

INVESTMENT SECURITIES

The Company classifies its securities according to their purpose and holding period. Gains or losses on the sale of securities are recognized using the specific identification method and recorded in noninterest income.

Held to maturity debt securities are stated at cost, net of unamortized premiums and unaccreted discounts. The Company has the intent and ability to hold such securities until maturity.When Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, issued by the Financial Accounting Standards Board (“FASB”), was adopted on January 1, 2001, the Company transferred substantially all held to maturity securities to either the available for sale or trading categories. See additional discussion in Note 8.

Debt securities that may not be held until maturity and marketable equity securities are classified as available for sale and are reported at fair value, with unrealized gains and losses, after applicable taxes, reported as a component of other comprehensive income. Any declines in the value of debt securities and marketable equity securities that are considered other than temporary are recorded in noninterest income.

Securities acquired for short-term appreciation or other trading purposes are classified as trading securities and are recorded at fair value. Realized and unrealized gains and losses resulting from such fair value adjustments and from recording the results of sales are recorded in trading income.

The market values of available for sale and trading securities are generally based on quoted market prices or dealer quotes. If a quoted market price is not available, market value is estimated using quoted market prices for similar securities.

NONMARKETABLE SECURITIES

Nonmarketable securities are included in other assets on the Company’s balance sheet. Nonmarketable securities include certain venture capital securities and securities acquired for various debt and regulatory requirements. Nonmarketable venture capital securities are reported at estimated fair values, in the absence of readily ascertainable market values. Changes in fair value and gains and losses from sales are recognized in noninterest income.  The values assigned to the securities where no market quotations exist are based upon available information and may not necessarily represent amounts that will ultimately be realized. Such estimated amounts depend on future circumstances and will not be realized until the individual securities are liquidated.  The valuation procedures applied include consideration of economic and market conditions, current and projected financial performance of the investee company, and the investee company’s management team. Management believes that the cost of an investment is initially considered the best indication of estimated fair value unless there have been significant subsequent positive or negative developments that justify an adjustment in the fair value estimate. Other nonmarketable securities acquired for various debt and regulatory requirements are accounted for at cost.

LOANS

Loans are reported at the principal amount outstanding, net of unearned income. Unearned income, which includes deferred fees net of deferred direct incremental loan origination costs, is amortized to interest income generally over the life of the loan using principally the interest method.

Loans held for sale are carried at the lower of cost or market value. Gains and losses are recorded in noninterest income, based on the difference between sales proceeds and carrying value.

NONACCRUAL LOANS

Loans are generally placed on a nonaccrual status when principal or interest is past due 90 days or more unless the loan is both well secured and in the process of collection or when, in the opinion of management, full collection of principal or interest is unlikely. Generally, consumer loans are not placed on nonaccrual status, inasmuch as they are normally charged off when they become 120 days past due. A loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan agreement or when the loan is both well secured and in the process of collection.

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

This assessment for impairment occurs when and while such loans are on nonaccrual, or the loan has been restructured. When a loan has been identified as being impaired, the amount of impairment will be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, the loan’s observable market value or the fair value of the collateral (less any selling costs) if the loan is collateral-dependent.

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

Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate that the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual at the time of restructuring or after a shorter performance period. If the borrower’s ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

ALLOWANCE FOR LOAN LOSSES

In analyzing the adequacy of the allowance for loan and lease losses, management utilizes a comprehensive loan grading system to determine risk potential in the portfolio, and considers the results of independent internal credit reviews.  To determine the adequacy of the allowance, the Company’s loan and lease portfolio is broken into segments based on loan type.  Historical loss-experience factors by segment, adjusted for changes in trends and conditions, are used in determining the required allowance for each segment. Historical loss factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific portfolio segment. Other considerations such as volumes and trends of delinquencies, nonaccruals, repossessions and bankruptcies, criticized and classified loan trends, current and anticipated foreclosure losses, new products and policies, economic conditions, and concentrations of credit risk are also considered in establishing the loan loss factors.

All loans graded substandard or doubtful in the amount of $500 thousand or more are individually evaluated based on facts and circumstances of the loan and a specific allowance amount may be designated. Specific allowances may also be established for loans in amounts below the specific thresholds when it is determined that the risk differs significantly from factor amounts established for the category.

Although management has allocated a portion of the allowance to specific loan categories using the methods described, the adequacy of the allowance must be considered in its entirety.  To mitigate the imprecision in most estimates of expected credit losses, the allocated component of the allowance is supplemented by an unallocated component.  This is accomplished by assigning high and low loss ranges for each portfolio segment reflecting management’s best estimates of exposure to risk of loss. The unallocated portion of the allowance incorporates management’s judgmental determination of the amounts necessary for subjective factors such as economic uncertainties and concentration risks. Accordingly, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period.

ASSET SECURITIZATIONS

When the Company sells receivables in securitizations of automobile loans, credit card receivables, home equity loans, small business loans, and nonconforming residential real estate loans, it may retain a cash reserve account, an interest-only strip, and in some cases a subordinated tranche, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Quoted market prices are generally not available for retained interests.  To obtain fair values, the Company estimates the present value of future expected cash flows using management’s best judgment of key assumptions, including credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

DERIVATIVE INSTRUMENTS

The Company enters into a variety of derivative instruments including interest rate exchange contracts (swaps), cap agreements, and spread maintenance agreements, as part of its overall asset and liability duration and interest rate risk management strategy.  The objective of these instruments is to match estimated repricing periods of interest-sensitive assets and liabilities in order to reduce interest rate exposure and/or manage desired asset and liability duration.  The Company also enters into foreign exchange derivative instruments primarily as an accommodation to customers.  When FASB Statement No. 133 was adopted on January 1, 2001, the Company modified its accounting for derivative instruments and now records all derivatives at fair value as either other assets or accrued liabilities in the balance sheet. See further discussion in Note 8.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation, computed on the straight-line method, is charged to operations over the estimated useful lives of the properties. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever are shorter.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill results from acquisitions made by the Company and represents the excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired.  As further discussed in Note 2, prior to the effective date of FASB Statement No. 142, substantially all of the Company’s goodwill was amortized using the straight-line method over 25 years. Core deposit assets and other intangibles are generally amortized on an accelerated basis using an estimated useful life up to 10 years.

The Company will continue to review goodwill and its intangible assets periodically for other-than-temporary impairment. If such impairment is indicated, recoverability of the asset will be based on the specified impairment tests included in Statement No. 142.

COMMITMENTS AND LETTERS OF CREDIT

In the ordinary course of business, the Company enters into commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are only recorded in the consolidated financial statements when they become payable.  The credit risk associated with these commitments, when indistinguishable from the underlying funded loan, is considered in management’s determination of the allowance for possible losses.

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

NET INCOME PER COMMON SHARE

Diluted net income per common share is based on the weighted average outstanding common shares during each year, including common stock equivalents. Basic net income per common share is based on the weighted average outstanding common shares during each year.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets.

Statement No. 141 supersedes certain previous accounting guidance on business combinations, and eliminates the pooling-of-interest method of accounting unless the business combination was initiated prior to July 1, 2001. Certain changes were also made to the criteria used to recognize intangible assets apart from goodwill. The Statement is effective for the Company for any business combination completed after June 30, 2001.

Statement No. 142 also supersedes certain previous accounting rules for the amortization of goodwill and intangible assets. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to specified annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.This Statement will be effective for the Company beginning January 1, 2002. Until the Statement is adopted, transition rules provide for amortization of goodwill and intangible assets acquired before July 1, 2001.

Application of the nonamortization provisions of Statement No. 142 is estimated to increase net income by approximately $34 million ($0.36 per diluted share) per year. Also, beginning in 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002, and has not yet determined what effect the results of these tests will have on the Company’s operations and financial position.

3. MERGERS AND ACQUISITIONS ACTIVITY

Although not significant to the Company’s results of operations, financial position, or liquidity, either individually or in the aggregate, the Company made the following acquisitions in 2001 subsequent to June 30, 2001:

In November 2001, the Company acquired Minnequa Bancorp (“Minnequa”), Pueblo, Colorado, and its banking subsidiary, Minnequa Bank of Pueblo, for $43.6 million, consisting of $19.6 million cash and approximately 508 thousand shares of the Company’s common stock. Minnequa had assets of approximately $336 million, total deposits of approximately $314 million, and five banking offices. Minnequa Bank of Pueblo was merged with and into the Company’s subsidiary,Vectra Bank Colorado. Goodwill amounted to approximately $21.8 million.

In July 2001, the Company acquired Internet Commerce Express, Inc., Nashua, New Hampshire; ThinkXML, Inc., Rockville, Maryland; and Frontier Technologies Corporation (asset purchase only), Mequon,Wisconsin. Consideration of $55.0 million consisted of $48.5 million cash and approximately 100 thousand shares of the Company’s common stock. Goodwill amounted to approximately $35.8 million.  These companies provide e-commerce solutions.  They were subsequently merged into Internet Commerce Express, Inc., and in October 2001 the name was changed to Lexign, Inc.

Prior to July 1, 2001, the Company made the following acquisitions:

In April 2001, the Company acquired nine Arizona branches of Pacific Century Bank, a subsidiary of Pacific Century Financial Corporation.  The Company purchased approximately $231 million in loans, assumed approximately $447 million in deposits, acquired branch facilities with accompanying personnel and received cash to satisfy assumed deposits. Goodwill and core deposit intangibles amounted to approximately $48.3 million.

On March 30, 2001, the Company acquired Eldorado Bancshares, Inc. (“Eldorado”), based in Laguna Hills, California, and its banking subsidiaries, Eldorado Bank and Antelope Valley Bank. Consideration consisted of 3.3 million shares of the Company’s common stock. Eldorado had assets of approximately $1.3 billion and shareholders’ equity of approximately $128 million.  The acquisition was accounted for as a purchase, and accordingly, the Company’s financial statements reflect combined operations from the date of acquisition. Goodwill amounted to approximately $105.7 million.The pro forma effect on prior period results of operations was not significant.

In January 2001, the Company acquired Draper Bancorp, based in Draper, Utah, and its banking subsidiary, Draper Bank, in exchange for approximately 1.4 million shares of the Company’s common stock. Draper Bancorp had assets of approximately $242 million and shareholders’ equity of approximately $26 million.  The acquisition was accounted for as a pooling of interests and was not considered material to the historical results of the Company and, accordingly, the Company’s financial statements were not restated.

On July 28, 2000, the Company completed the acquisition of County Bank, headquartered in Prescott, Arizona, in exchange for approximately 1.1 million shares of the Company’s common stock. County Bank had assets of approximately $247 million and total shareholders’ equity of $23 million.  The acquisition was accounted for as a pooling of interests and was not considered material to the historical results of the Company and, accordingly, the Company’s financial statements were not restated.

On October 5, 1999, the Company acquired all of the outstanding shares of Regency Bancorp (“Regency”), a bank holding company headquartered in Fresno, California, in exchange for approximately one million shares of the Company’s common stock.  The acquisition was accounted for as a purchase and, accordingly, the Company’s financial statements reflect combined operations from the date of acquisition. Goodwill amounted to approximately $33 million.  The pro forma effect on prior period results of operations was not significant.

On October 15, 1999, the Company completed its acquisition of Pioneer Bancorporation (“Pioneer”), located in Reno, Nevada, resulting in the issuance of approximately 5.4 million shares of the Company’s common stock for all the outstanding shares of Pioneer common stock in a tax-free exchange. The acquisition of Pioneer was accounted for as a pooling of interests and, accordingly, financial information for all periods presented prior to the date of acquisition was restated to present the combined financial condition and results of operations as if the acquisition had been in effect for all such periods. At September 30, 1999, Pioneer had assets of approximately $1 billion, net loans of $675 million, deposits of $941 million, shareholders’ equity of $73 million, and net income for the nine months applicable to common shareholders of $10.6 million.

Merger-related expenses for 2001, 2000 and 1999 are as follows:

	2001	2000	1999
	(in thousands)
Severance and other employee benefits	$3,954	6,206	12,363
Equipment and occupancy expense	588	5,057	1,722
Integration of business operations	2,372	9,674	451
Integration of information systems	1,250	6,232	3,403
Legal and other professional fees	446	12,815	4,810
Other integration costs	181	5,508	4,942
	$8,791	45,492	27,691

On June 6, 1999, the Company entered into a definitive Agreement and Plan of Merger (the “Agreement”), with First Security Corporation. First Security Corporation’s stockholders unilaterally approved an alternate structure for the transaction at a meeting held on March 22, 2000. In a special meeting of shareholders held on March 31, 2000, the Company’s shareholders declined to adopt the Agreement and the Company was notified the next day by First Security Corporation that it was terminating the Agreement. Included in merger-related expenses for 2000 are approximately $40.5 million of pretax merger expenses related to the termination of the merger and related disengagement.Also included in results of operations for 2000 are a pretax impairment loss on First Security Corporation common stock of $96.9 million recognized during the first quarter of the year and gains from the subsequent sale of the common stock of $23.6 million.

4. INVESTMENT SECURITIES

Investment securities as of December 31, 2001 are summarized as follows:

	Held to maturity
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value

	(in thousands)
Mortgage-backed securities	$79,546	1,030	824	79,752
	$79,546	1,030	824	79,752

	Available for sale
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
	(in thousands)
U.S. Treasury securities	$61,212	2,225	1	63,436
U.S. government agencies and corporations:
Small Business Administration loan-backed securities	673,500	3,223	2,658	674,065
Other agency securities	768,947	12,848	797	780,998
States and political subdivisions	505,188	10,521	2,161	513,548
Mortgage/asset-backed and other debt securities	960,090	12,385	3,973	968,502
	2,968,937	41,202	9,590	3,000,549
Equity securities:
Mutual funds:
Accessor Funds, Inc.	265,684	1,462	36	267,110
Stock	10,100	7,411	1,255	16,256
	$3,244,721	50,075	10,881	3,283,915

Investment securities as of December 31, 2000 are summarized as follows:

	Held to maturity
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
	(in thousands)
U.S. Treasury securities	$1,145	14	2	1,157
U.S. government agencies and corporations:
Small Business Administration loan-backed securities	560,328	6,644	3,816	563,156
Other agency securities	1,268,763	24,732	8,350	1,285,145
States and political subdivisions	292,521	4,357	1,127	295,751
Mortgage-backed securities	1,002,676	7,119	2,264	1,007,531
	$3,125,433	42,866	15,559	3,152,740

	Available for sale
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
	(in thousands)
U.S. Treasury securities	$51,036	1,566	43	52,559
U.S. government agencies and corporations	93,924	353	403	93,874
States and political subdivisions	184,714	5,842	435	190,121
Mortgage/asset-backed and other debt securities	274,307	447	1,725	273,029
	603,981	8,208	2,606	609,583
Equity securities:
Mutual funds:
Accessor Funds, Inc.	159,264	1,245	798	159,711
Stock	17,417	4,810	9,055	13,172
	$780,662	14,263	12,459	782,466

The amortized cost and estimated market value of investment securities as of December 31, 2001 by contractual maturity, excluding equity securities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	Held to maturity		Available for sale
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
	(in thousands)
Due in one year or less	$—	—	549,668	555,020
Due after one year through five years	—	—	988,750	1,003,251
Due after five years through ten years	—	—	700,620	710,345
Due after ten years	79,546	79,752	729,899	731,933
	$79,546	79,752	2,968,937	3,000,549

Gross gains and losses of $31.7 million and $13.4 million in 2001, $27.5 million and $12.7 million in 2000, and $2.4 million and $5.4 million in 1999, were recognized in “Investment securities gains (losses), net” on sales and write-downs of investment securities.  The Company also recognized a pretax impairment loss of $96.9 million in 2000 on a write-down of First Security Corporation common stock.

Net gains (losses) from securities held by the Company’s venture capital subsidiaries, and included in other noninterest income, were $(30.1) million in 2001, $0.9 million in 2000 and $42.6 million in 1999. Consolidated net income includes net losses of approximately $20.3 million in 2001 and $1.5 million in 2000, and net income of approximately $22.9 million in 1999 from the Company’s venture capital subsidiaries.

As of December 31, 2001 and 2000, securities with an amortized cost of $1,721 million and $2,130 million, respectively, were pledged to secure public and trust deposits, advances, and for other purposes as required by law.

5. LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows at December 31:

	2001	2000
	(in thousands)
Loans held for sale	$297,959	181,159
Commercial, financial, and agricultural	4,109,567	3,614,977
Real estate:
Construction	2,935,636	2,273,191
Other	8,695,185	7,363,070
Consumer	832,870	607,079
Lease financing	421,519	317,292
Foreign	13,770	26,263
Other receivables	106,938	75,127
	$17,413,444	14,458,158

As of December 31, 2001 and 2000, loans with a carrying value of $1,732 million and $1,426 million, respectively, were pledged as security for Federal Home Loan Bank advances.

The carrying value of loans held for sale and sold was $610 million in 2001, $533 million in 2000, and $879 million in 1999. Income from loans sold, excluding servicing, of both loans held for sale and loan securitizations was $80.3 million in 2001, $40.5 million in 2000, and $24.2 million in 1999.

Changes in the allowance for loan losses are summarized as follows:

	2001	2000	1999
	(in thousands)
Balance at beginning of year	$195,535	204,114	212,557
Allowance for loan losses of companies acquired	30,178	1,961	2,623
Additions:
Provision for loan losses	73,191	31,811	17,956
Recoveries	16,139	10,290	16,544
Deductions:
Loan charge-offs	(54,560)	(52,641)	(45,566)
Balance at end of year	$260,483	195,535	204,114

The Company’s total recorded investment in impaired loans was $80 million and $46 million at December 31, 2001 and 2000, respectively. Impaired loans of $20 million and $16 million at December 31, 2001 and 2000 required an allowance of $18 million and $10 million, respectively, which is included in the allowance for loan losses. Contractual interest due and interest foregone on impaired loans were $12.0 million and $5.9 million, respectively, for 2001, $9.1 million and $6.7 million, respectively, for 2000, and $5.3 million and $3.2 million, respectively, for 1999. The average recorded investment in impaired loans was $61 million in 2001, $57 million in 2000, and $27 million in 1999.

At December 31, 2001, the allowance for loan losses includes an allocation of $8 million related to commitments to extend credit for which the Company could separate the credit risk from that of any related loans on the balance sheet and for standby letters of credit.

6. CONCENTRATIONS OF CREDIT RISK

Credit risk includes the loss that would be recognized subsequent to the reporting date if counterparties failed to per-form as contracted. Concentrations of credit risk from financial instruments (whether on- or off-balance sheet) occur when groups of customers or counterparties having similar economic characteristics are unable to meet contractual obligations when similarly affected by changes in economic or other conditions. The Company limits its exposure to any individual customer or counterparty.

Most of the Company’s business activity is with customers located in the states of Utah, Idaho, California, Nevada, Arizona, Colorado, and Washington.  The commercial loan portfolio is well diversified, consisting of 11 major industry classification groupings. As of December 31, 2001, the larger concentrations of risk in the commercial loan and leasing portfolio are represented by the real estate, construction, business services and transportation industry groupings.  The Company has minimal credit exposure from lending transactions with highly leveraged entities.

7. ASSET SECURITIZATIONS

The provisions of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, relating to the recognition and reclassification of collateral, as well as the disclosures relating to collateral and securi-tization transactions, became effective for the Company as of December 31, 2000.  Other provisions related to the transfer and servicing of financial assets and extinguishments of liabilities became effective for transactions occurring after March 31, 2001.

During 2001 and 2000, the Company sold for cash to revolving securitization structures $206 million and $164 million of auto loans, $259 million and $169 million of credit card receivables, and $308 million and $248 million of home equity loans. New loans or receivable balances are sold monthly into the revolving securitization facilities.  The Company retains servicing responsibilities and receives servicing fees, which on an annualized basis approximate 1% of the outstanding loan balances for the auto loans, 2% for the credit card receivables, and 0.5% for the home equity loans.

The Company also has rights to future cash flows arising after the investors in the securitizations have received the return for which they contracted, and after administrative and other expenses have been paid.  The Company retains subordinated tranche interests or cash reserve accounts that serve as credit enhancements on the securitizations.  The Company’s retained interests are subordinate to the investors’ interests.  The investors and the securitization vehicles have no recourse to the Company’s other assets for failure of debtors to pay when due.  The Company’s retained interests are subject to credit, prepayment, and interest rate risks on the transferred loans and receivables.  The Company recognized pretax gains in 2001 and 2000 from these securitizations of $8.7 million and $3.1 million for the auto loans, $6.6 million and $5.6 million for the credit card receivables, and $5.6 million and $5.0 million for the home equity loans.

Also during 2001 and 2000, the Company sold $447 million and $494 million of Small Business Administration (“SBA”) 504 loans to securitization structures. In 2001, the Company also sold $281 million of nonconforming residential real estate loans (jumbo mortgage loans) to securitization structures. Except for the revolving features, the general characteristics of the securitizations and rights of the Company described above also pertain to these transactions. Annualized servicing fees approximate 1% of the outstanding loan balance for the SBA 504 loans and 0.25% for the jumbo mortgage loans. The Company recognized pretax gains of $12.1 million in 2001 and $2.8 million in 2000 for the SBA 504 loans, and $1.7 million in 2001 for the jumbo mortgage loans.

Key economic assumptions used for measuring the retained interests at the date of securitization for sales during 2001 and 2000 were as follows:

	Automobile loans		Credit card receivables		Home equity loans		SBA 504 loans		Jumbo mortgage loans
	2001	2000	2001	2000	2001	2000	2001	2000	2001
Prepayment method	ABS	ABS	ABS	ABS	ABS	ABS	CPR	CPR	CPR
Annualized prepayment speed	16.2	16.2	5.0	5.0	7.0	4.0	15.0	4, 8,12	50.0
								Ramp-up
Weighted average
life (in months)	18	18	3	3	25	33	56-59	67	17
Expected annual
net loss rate	1.25%	1.00%	4.50%	4.50%	0.25%	0.25%	0.50%	0.50%	0.25%
Residual cash flows
discounted at	15.0%	12.0%	15.0%	12.0%	15.0%	12.0%	15.0%	12.0%	15.0%

For the above securitizations, residual cash flows paid in 2001 and 2000 to the Company’s subsidiary, Zions First National Bank (“ZFNB”), from retained interests were $25.6 million and $16.6 million for automobile loans, $7.1 million and $5.8 million for credit card receivables, $7.5 million and $7.7 million for home equity loans, $6.6 million and $.4 million for SBA 504 loans, and, in 2001, $4.0 million for jumbo mortgage loans.

Beginning in 2001, the Company began recognizing interest income on retained interests in securitizations in accordance with the provisions of Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. Interest income thus recognized on retained interests in securitizations, excluding revolving securitizations, was $9.2 million in 2001.

In 2001 and 2000, servicing fees on all securitizations were $12.0 million and $7.8 million, respectively. All amounts of pretax gains, interest income, and servicing fees are included in loan sales and servicing income.

At December 31, 2001 and 2000, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions were as follows:

	Automobile loans		Credit card receivables		Home equity loans		SBA 504 loans		Jumbo mortgage loans
	2001	2000	2001	2000	2001	2000	2001	2000	2001
	(in millions of dollars and annualized percentage rates):
Carrying amount/fair value of residual cash flows	$19.5	5.7	0.8	0.9	10.5	14.7	74.3	35.8	7.0
Weighted average life (in months)	18	18	3	3	25	33	56-59	67	17
PREPAYMENT SPEED ASSUMPTION	16	16	5	5	7	4	15	4, 8,12	50
								Ramp-up
Decrease in fair value due to adverse change
-10%	$0.3	0.1	—	—	0.1	0.1	1.5	1.2	0.6
-20%	$0.7	0.2	—	—	0.2	0.1	2.8	2.3	1.1
EXPECTED CREDIT LOSSES	1.25%	1.00%	4.50%	4.50%	0.25%	0.25%	0.50%	0.50%	0.25%
Decrease in fair value due to adverse change
-10%	$0.5	0.4	0.1	0.1	0.1	0.2	1.3	1.5	0.1
-20%	$1.0	0.8	0.1	0.1	0.3	0.3	2.7	2.9	0.1
RESIDUAL CASH FLOWS DISCOUNT RATE	15.0%	12.0%	15.0%	12.0%	15.0%	12.0%	15.0%	12.0%	15.0%
Decrease in fair value due to adverse change
-10%	$0.3	0.1	—	—	0.2	0.2	1.7	1.7	0.1
-20%	$0.5	0.1	—	—	0.3	0.3	3.4	2.9	0.1

These sensitivities are hypothetical and should be used with caution.  As the figures indicate, changes in fair value based on variations in assumptions cannot be extrapolated, as the relationship of the change in assumption to the change of fair value may not be linear.  Also, the effect of a variation in one assumption is in reality, likely to further cause changes in other assumptions, which might magnify or counteract the sensitivities.

As of December 31, 2001 and 2000, the weighted average expected static pool credit losses were 2.14% and 3.33%. Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. In 2001, this calculation included the jumbo mortgage loans in addition to the SBA 504 loans.

The following table presents quantitative information about delinquencies and net credit losses. The Company only securitizes loans originated or purchased by ZFNB.Therefore, only loans and related delinquencies and net credit losses of commonly managed ZFNB loans are included:

	Principal balance December 31,		Principal balance of loans past due 30+ days(1) December 31,		Net credit losses(2)
Loan Type	2001	2000	2001	2000	2001	2000
	(in millions)
Automobile loans	$558.4	506.8	13.2	10.0	6.4	4.1
Credit card receivables	104.7	98.4	4.8	2.3	4.4	3.1
Home equity loans	443.4	365.1	1.3	1.9	0.7	0.1
SBA 504 loans	1,513.3	1,185.2	64.5	29.6	1.5	0.5
Jumbo mortgage loans	261.3	—	3.0	—	—	—
Total loans managed or securitized	2,881.1	2,155.5	86.8	43.8	13.0	7.8
Less loans securitized (3)	2,040.9	1,406.1
Loans held in portfolio	$840.2	749.4

(1)  Loans 30 days or more past due based on end of period total loans.

(2)  Net credit losses are charge-offs net of recoveries and are based on total loans outstanding.

(3)  Represents the principal amount of the loans. Interest-only strips and other retained interests held for securitized assets are excluded from this table because they are recognized separately.

ZFNB also sponsors an asset-backed commercial paper program through a qualified special purpose entity securities conduit (“conduit”).  The conduit issues commercial paper to fund the acquisition of U.S. Government and AAA rated securities from ZFNB. In addition to providing administrative and investment advisory services, ZFNB also provides hedge and liquidity support under contracts between ZFNB and the conduit. Pursuant to the liquidity contract, ZFNB is required to advance funds to the conduit to repay maturing commercial paper upon the conduit’s inability to access the commercial paper market or upon commercial paper market disruptions as specified in governing documents to the conduit. Following the events of September 11, which caused disruption in the commercial paper markets, the conduit drew upon the liquidity facility in the amount of $180 million.  Amounts drawn were repaid shortly after the commercial paper markets returned to normal. No amounts were outstanding under this liquidity facility at December 31, 2001 and 2000. At December 31, 2001, the size of this liquidity facility was approximately $5.1 billion. Income recognized by ZFNB under this arrangement was approximately $12.3 million in 2001 and $213 thousand in 2000, as separately reflected in the statments of income. At December 31, 2001 and 2000, the market value of the conduit’s securities portfolio was approximately $2.4 billion and $1.2 billion, respectively.

8. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

On January 1, 2001, the Company adopted FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Statement No. 133, as amended by Statement Nos. 137 and 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

As required by the Statement, the Company records all derivatives on the balance sheet at fair value.  The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under Statement No. 133. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative are recorded in other comprehensive income and recognized in earnings when the hedged transaction affects earnings.  The ineffective portion of changes in the fair value of cash flow hedges is recognized directly in earnings.The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows on the derivative hedging instrument with the changes in fair value or cash flows on the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings. On January 1, 2001, all hedging relationships were designated anew by the Company in accordance with the provisions of the Statement.

The Company’s objective in using derivatives is to add stability to interest income or expense, to modify the duration of specific assets or liabilities as considered necessary by the Company, and to manage exposure to interest rate movements or other identified risks.  To accomplish this objective, the Company uses interest rate swaps as part of its cash flow hedging strategy. During 2001, such derivatives were used to hedge the variable cash flows associated with designated commercial loans.As of December 31, 2001, no derivatives were designated as fair value hedges or hedges of investments in foreign operations; however, during 2001, hedge ineffectiveness of $4.3 million (a net gain) was recognized in other income from a qualifying fair value hedge of the Company’s investment in Concord EFS stock.

Interest rate swap agreements designated as cash flow hedges involve the receipt of fixed-rate amounts in exchange for variable-rate payments over the life of the agreements without exchange of the underlying principal amount.  Basis swap agreements designated as cash flow hedges are used in conjunction with certain interest rate swaps and are used to convert the variable rate paid on an interest rate swap to match the variable rate received from a loan.  Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks, but do not meet the strict hedge accounting requirements of Statement No. 133.

The adoption of Statement No. 133 resulted in transition adjustments presented as a cumulative effect of a change in accounting principle in the statement of income and in the statement of changes in shareholders’ equity and comprehensive income.  The transition adjustments relate to the recording of the fair value of derivatives on the balance sheet, and the effect of transferring certain held to maturity investments to either the trading or available for sale categories, as allowed by the Statement’s transition provisions.  The total amount of held to maturity securities transferred was approximately $3,074 million.

In the statement of income, the transition adjustments resulted in a reduction to net income of $7.2 million, consisting of $.3 million, net of tax benefit of $.2 million, to record the fair value of derivatives on the balance sheet, and $6.9 million, net of tax benefit of $4.3 million, to reclassify certain investment securities. In the statement of changes in shareholders’ equity and comprehensive income, the transition adjustments resulted in an increase to accumulated other comprehensive income of $34.5 million, consisting of $21.3 million, net of tax expense of $13.2 million, to record the fair value of derivatives on the balance sheet, and $13.2 million, net of tax expense of $8.0 million, to reclassify certain investment securities.

At December 31, 2001, derivatives with a fair value of $67.1 million were included in other assets and derivatives with a fair value of $22.1 million were included in accrued liabilities. The change in fair value of derivatives not designated as hedges of $11.4 million is included in other income in 2001.  The change in net unrealized gains of $6.9 million in 2001 for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders’ equity and comprehensive income. No hedge ineffectiveness on cash flow hedges was recognized during 2001.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Company’s variable rate loans. The change in net unrealized gains on cash flow hedges discussed above reflects a reclassification of $20.8 million of net unrealized gains from accumulated other comprehensive income to interest income during 2001. During 2002, the Company estimates that an additional $28 million will be reclassified.

9. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31:

	2001	2000
	(in thousands)
Land	$61,976	53,884
Buildings	205,334	166,607
Furniture and equipment	330,032	288,882
Leasehold improvements	75,506	71,160
Total	672,848	580,533
Less accumulated depreciation and amortization	304,772	265,595
Net book value	$368,076	314,938

10. DEPOSITS

At December 31, 2001, the scheduled maturities of all time deposits are as follows:

(in thousands)
2002	$3,094,551
2003	408,865
2004	112,168
2005	55,979
2006 and thereafter	48,353
$3,719,916

At December 31, 2001, the contractual maturities of time deposits with a denomination of $100,000 and over were as follows: $690 million in 3 months or less, $327 million over 3 months through 6 months, $431 million over 6 months through 12 months and $217 million over 12 months.

Deposit overdrafts that have been reclassified as loan balances were $58 million and $43 million at December 31, 2001 and 2000, respectively.

11. SHORT-TERM BORROWINGS

Short-term borrowings generally mature in less than 30 days. The following table shows selected information for these borrowings:

	2001	2000	1999
	(in thousands)
Federal funds purchased:
Average amount outstanding	$1,046,859	851,465	717,085
Weighted average rate	3.74%	6.12%	4.91%
Highest month-end balance	$1,492,262	1,069,124	866,716
Year-end balance	1,203,764	1,069,124	825,997
Weighted average rate on outstandings at year-end	2.17%	6.28%	4.69%
Security repurchase agreements:
Average amount outstanding	$1,621,539	1,895,421	1,651,514
Weighted average rate	3.50%	5.68%	4.44%
Highest month-end balance	$2,021,895	2,664,768	2,462,928
Year-end balance	933,973	1,327,721	1,366,653
Weighted average rate on outstandings at year-end	1.27%	5.56%	4.53%

The Company participates in overnight and term security repurchase agreements. Certain overnight agreements are performed with sweep accounts in conjunction with a master repurchase agreement. In this case, securities under the Company’s control are pledged for and interest is paid on the collected balance of the customers’ accounts. For term repurchase agreements, securities are transferred to the applicable counterparty.  The counterparty, in certain instances, is contractually entitled to sell or repledge securities accepted as collateral.  The carrying amount of such securities is disclosed in the consolidated balance sheet as of December 31, 2001 and 2000.

12. FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Federal Home Loan Bank (“FHLB”) advances and other borrowings over one year are summarized as follows at December 31:

	2001	2000
	(in thousands)
FHLB advances, 3.90% - 8.32%	$227,958	131,276
SBA notes payable, 5.66% - 8.08%	12,500	12,500
	$240,458	143,776

The weighted average interest rate on FHLB advances outstanding at December 31, 2001 was 5.0 percent.

The FHLB advances are borrowed by Zions First National Bank (“ZFNB”) and Vectra Bank Colorado, N.A. (“Vectra”), wholly-owned subsidiaries, under their lines of credit with the Federal Home Loan Banks of Seattle and Topeka, respec-tively.The lines of credit are secured under a blanket pledge whereby ZFNB and Vectra maintain unencumbered collateral with a carrying amount, which has been adjusted using a pledge requirement percentage based upon the types of collateral pledged, equal to at least 100 percent of outstanding advances.

Interest expense on FHLB advances and other borrowings over one year was $10.1 million in 2001, $8.5 million in 2000, and $4.8 million in 1999.

Maturities of FHLB advances and other borrowings with original maturities over one year are as follows at December 31, 2001:

(in thousands)
2002	$203,008
2003	3,749
2004	2,570
2005	5,833
2006	2,333
Thereafter	22,965
$240,458

13. LONG-TERM DEBT

Long-term debt at December 31 is summarized as follows:

	2001	2000
	(in thousands)
Guaranteed preferred beneficial interests in junior subordinated deferrable interest debentures	$218,845	189,575
Subordinated notes:
Floating rate subordinated notes	510,000	177,000
8.625% subordinated note	49,900	50,000
Capital leases and other notes payable	2,597	2,975
	$781,342	419,550

The guaranteed preferred beneficial interests in junior subordinated deferrable interest debentures include $170.1 million of 8.536 percent debentures issued by Zions Institutional Capital Trust A (“ZICTA”), $29.3 million of 11.75 percent debentures issued by CSBI Capital Trust I (“CSBICT”), $17.3 million of 9.50 percent debentures issued by VBC Capital I Trust (“VBCCIT”), and $2.1 million of 10.25 percent debentures issued by GB Capital Trust (“GBCT”).

The ZICTA debentures are direct and unsecured obligations of ZFNB and are subordinate to the claims of depositors and general creditors. The Company has irrevocably and unconditionally guaranteed all of ZFNB’s obligations under the debentures.The CSBICT, VBCCIT, and GBCT debentures are direct and unsecured obligations of the Company through the acquisitions of Eldorado Bancshares,Vectra Banking Corporation, and GB Bancorporation, respectively, and are subordinate to other indebtedness and general creditors of the Company.  The ZICTA, CSBICT, VBCCIT, and GBCT debentures have the right, with the approval of banking regulators, to early redemption in 2006, 2007, 2002, and 2007, respectively.  The ZICTA and GBCT debentures require semiannual interest payments and mature on December 15, 2026 and January 15, 2027, respectively. The CSBICT and VBCCIT debentures require quarterly interest payments and mature on June 6, 2027 and April 30, 2027, respectively.

The floating rate subordinated notes include $200 million at 6.95 percent issued through Zions Financial Corp., a newly formed subsidiary, and $200 million at 6.50 percent issued by the Company. Early redemption may occur beginning May 15, 2006 and October 15, 2006, at which time the notes will bear interest at one-month LIBOR plus 2.86 percent and one-month LIBOR plus 3.01 percent through maturity on May 15, 2011 and October 15, 2011, respectively.  The notes require semiannual interest payments.  The Company unconditionally guarantees the 6.95 percent notes. Also included in floating rate subordinated notes is $110 million callable in 2003 and due in 2008, with quarterly interest payments at three-month LIBOR plus 70 basis points.  The 8.625 percent subordinated note is not redeemable prior to maturity in 2002 and requires semiannual interest payments. All subordinated notes are unsecured.

Interest expense on long-term debt was $43.7 million in 2001, $34.2 million in 2000, and $35.1 million in 1999.

Maturities and sinking fund requirements on long-term debt are as follows for the years succeeding December 31, 2001:

	Consolidated	Parent only
	(in thousands)
2002	$50,309	49,900
2003	448	—
2004	452	—
2005	358	—
2006	291	—
Thereafter	729,484	310,000
	$781,342	359,900

14. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a party to certain derivative instruments and other financial instruments in the normal course of business to meet the financing needs of its customers, to reduce its own exposure to fluctuations in interest rates, and to make a market in U.S. government, agency, and municipal securities.These financial instruments involve, to varying degrees, elements of credit, liquidity, and interest rate risk in excess of the amount recognized in the balance sheets.

Contractual amounts of the off-balance sheet financial instruments used to meet the financing needs of the Company’s customers are as follows:

	2001	2000
	(in thousands)
Commitments to extend credit	$6,598,112	6,991,330
Standby letters of credit:
Performance	66,231	81,607
Financial	148,123	180,826
Commercial letters of credit	26,200	11,831

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee.  The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty.  Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing properties.

Establishing commitments to extend credit gives rise to credit risk. As of December 31, 2001, a significant portion of the Company’s commitments is expected to expire without being drawn upon; commitments totaling $4.4 billion expire in 2002. As a result, the Company’s actual future credit exposure or liquidity requirements will be lower than the contractual amounts of the commitments.The Company uses the same credit policies and procedures in making commitments to extend credit and conditional obligations as it does for on-balance sheet instruments.These policies and procedures include credit approvals, limits, and monitoring.

Standby and commercial letters of credit are conditional commitments issued by the Company generally to guarantee the performance of a customer to a third party.The guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Standby letters of credit include remaining commitments in the amount of $165.7 million expiring in 2002 and $48.7 million expiring thereafter through 2020.The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.The Company generally holds marketable securities and cash equivalents as collateral supporting those commitments for which collateral is deemed necessary.

The Company uses derivative instruments, including interest rate exchange contracts (swaps), cap agreements, spread maintenance agreements, and forward agreements as part of its overall asset and liability duration and interest rate risk management strategy. These transactions enable the Company to manage asset and liability durations, and transfer, modify, or reduce its interest rate risk. Exposure to credit risk arises from the possibility of nonperformance by counterparties, which are primarily established, well-capitalized financial institutions.The Company controls this credit risk (except futures contracts and interest rate cap contracts written, for which credit risk is de minimus) through credit approvals, limits, and monitoring procedures. No losses associated with counterparty nonperformance on derivative instruments have occurred. Nevertheless, the related credit risk is considered and measured when and where appropriate.

As a market maker in U.S. government, agency, and municipal securities, the Company enters into agreements to purchase and sell such securities.As of December 31, 2001 and 2000, the Company had outstanding commitments to purchase securities of $82 million and $299 million, respectively, and outstanding commitments to sell securities of $81 million and $181 million, respectively.These agreements at December 31, 2001 have remaining terms of one month or less.

The contractual or notional amount of financial instruments indicates a level of activity associated with a particular class of financial instrument and is not a reflection of the actual level of risk. As of December 31, 2001 and 2000, the regulatory risk-weighted values assigned to all off-balance sheet financial instruments and derivative instruments described herein totaled $2,075 million and $1,452 million, respectively.

The Company has $60.1 million available in lines of credit from two separate institutions, which were unused as of December 31, 2001.  Interest rates are LIBOR plus 50 basis points on one line and range from prime plus 1.0 percent to prime less 1.5 percent depending on the amount borrowed on the other line.There are no compensating balance arrangements.

At December 31, 2001, the Company was required to maintain a cash balance of $40 million with the Federal Reserve Banks to meet minimum balance requirements in accordance with Federal Reserve Board regulations.

The Company is a defendant in various legal proceedings arising in the normal course of business.The Company does not believe that the outcome of any such proceedings will have a material adverse effect on its consolidated financial position, operations, or liquidity.

The Company has commitments for leasing premises and equipment under the terms of noncancelable capital and operating leases expiring from 2002 to 2068. Premises leased under capital leases were recorded at $14.9 million, net of $13.1 million accumulated amortization at December 31, 2001. Amortization applicable to premises leased under capital leases is included in depreciation expense. Future aggregate minimum rental payments under existing noncancelable operating leases at December 31, 2001 are as follows:

(in thousands)
2002	$30,529
2003	28,266
2004	25,382
2005	23,405
2006	19,080
Thereafter	96,105
$222,767

Future aggregate minimum rental payments have been reduced by noncancelable subleases as follows: 2002, $2.3 million; 2003, $1.7 million; 2004, $2.0 million; 2005, $.8 million; 2006, $.4 million; and thereafter $2.1 million. Aggregate rental expense on operating leases amounted to $47.8 million in 2001, $40.0 million in 2000, and $40.3 million in 1999.

15. STOCK OPTIONS AND WARRANTS

The Company adopted a qualified stock option plan in 1981, under which stock options may be granted to key employees, and a nonqualified plan under which options may be granted to nonemployee directors. Under the qualified plan and nonqualified plans, 3,244,000 and 400,000 shares, respectively, of common stock were reserved. Options equal to 2% of the issued and outstanding shares of the Company’s common stock as of the first day of the year are automatically reserved for issuance under the qualified plan.

No compensation expense was recorded for the qualified and nonqualified option plans, as the exercise price was equal to the quoted market price of the stock at the time of grant. Under the qualified plan, options are exercisable in increments from one to three years after the date of grant and expire seven years after the date of grant. Options granted previous to 2000 are generally exercisable in increments from one to four years after the date of grant and generally expire six years after the date of grant. Under the nonqualified plan, options are exercisable in increments from six months to three and a half years after the date of grant and expire ten years after the date of grant. At December 31, 2001, there were 1,458,464 and 187,000 additional shares available for grant under the qualified and nonqualified plans, respectively.

The Company has also adopted a broad-based employee stock option plan. Participation in this plan requires employment for a full year prior to the option grant date with service of 20 hours a week or more. However, executive officers of the Company are not eligible to participate in this plan. Stock options are granted to eligible employees based on an internal job grade structure.All options vest at the rate of one third each year with expiration at four years after the date of grant. At December 31, 2001, there were 1,500,000 options authorized with 1,093,352 options outstanding.The plan is noncom-pensatory and results in no compensation expense recognized by the Company, as the exercise price of the options is equal to the quoted market price of the stock at the option grant date.

Using the Black-Scholes option-pricing model, the per share weighted average fair value of stock options granted during 2001, 2000, and 1999 was $14.89, $13.09 and $19.20, respectively, on the date of grant.The following assumptions were used in 2001, 2000, and 1999: expected dividend yield of 1.5%, expected volatility ranging from 26.6% to 39.4%, risk-free interest rates ranging from 3.1% to 6.8%, and expected life ranging from 2 to 7.5 years.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under FASB Statement No. 123, the Company’s net income and net income per common share would have been reduced to the-pro forma amounts indicated below:

	2001	2000	1999
Net income (in thousands):
As reported	$283,020	161,709	194,064
Pro forma	254,992	145,773	183,689
Net income per common share:
As reported:
Basic	$3.10	1.87	2.29
Diluted	3.07	1.86	2.26
Pro forma
Basic	2.80	1.69	2.17
Diluted	2.77	1.67	2.14

Pro forma amounts reflect only stock-based compensation on grants made after 1994.The full impact of calculating compensation cost for stock options under Statement No. 123 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options’ vesting period and compensation cost of options granted prior to January 1, 1995 was not considered.

The following table is a summary of the Company’s stock option activity and related information for the three years ended December 31, 2001:

	Number of shares	Weighted average exercise price
Balance at December 31, 1998	2,966,601	$29.98
Acquired	64,652	27.26
Granted	1,172,542	65.29
Exercised	(625,537)	20.06
Forfeited	(232,567)	42.32

Balance at December 31, 1999	3,345,691	43.30
Acquired	132,097	11.48
Granted	1,993,961	43.38
Exercised	(409,935)	18.25
Forfeited	(328,223)	51.03

Balance at December 31, 2000	4,733,591	43.98
Acquired	906,845	41.90
Granted	2,090,843	53.28
Exercised	(611,174)	28.04
Forfeited	(655,449)	47.12

Balance at December 31, 2001	6,464,656	47.89

Outstanding options exercisable as of:
December 31, 2001	3,315,756	44.50
December 31, 2000	1,701,254	36.55
December 31, 1999	1,222,187	26.62

Selected information on stock options as of December 31, 2001 follows:

Outstanding options				Exercisable options
Exercise price range	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of shares	Weighted average exercise price
$2.37 to $6.91	23,256	$3.78	4.60	23,256	$3.78
$6.92 to $13.83	91,864	12.84	3.40	91,864	12.84
$13.84 to $20.74	158,467	17.15	2.20	151,557	17.17
$20.75 to $27.65	79,902	24.57	3.50	65,047	24.91
$27.66 to $34.56	260,692	30.85	1.70	260,692	30.85
$34.57 to $41.48	67,870	40.98	2.10	63,120	41.05
$41.49 to $48.39	2,447,017	42.68	4.60	1,428,717	42.70
$48.40 to $55.30	2,481,077	52.80	4.80	789,748	51.05
$55.31 to $62.21	109,875	56.60	5.90	7,291	55.77
$62.22 to $69.13	744,636	68.68	3.20	434,464	68.40
	6,464,656	47.89	4.30	3,315,756	44.50

Excluded from the previous schedules showing option activity and options outstanding are options, with exercise prices from $.10 to $3.75 per share, to purchase 3,022,954 shares of Digital Signature Trust (“DST”) common stock and warrants and commitments to issue warrants, with exercise prices from $.18 to $10.00 per share, to purchase 2,440,326 additional shares of DST common stock. DST is a subsidiary of the Company’s subsidiary, Zions First National Bank.Also excluded from the previous schedules is a warrant, with an exercise price of $292,500 per share, to purchase 2.6 shares of stock in the Company’s subsidiary, Lexign, Inc. These options, warrants and commitments to issue warrants in DST and Lexign, Inc. are excluded from earnings per share calculations because they are antidilutive. Issued and outstanding shares of DST and Lexign, Inc. common stock were 37,406,485 and 100 respectively, at December 31, 2001.

16. NET INCOME PER COMMON SHARE

Basic and diluted net income per common share, based on the weighted average outstanding shares, are summarized as follows:

	2001	2000	1999
	(in thousands, except per share amounts)
Basic:
Income before cumulative effect of change in accounting principle	$290,179	161,709	194,064
Less preferred dividends	—	—	34
Income before cumulative effect of change in accounting principle applicable to common stock	290,179	161,709	194,030
Cumulative effect of change in accounting principle	(7,159)	—	—
Net income applicable to common stock	$283,020	161,709	194,030
Average common shares outstanding	91,202	86,320	84,613

Income before cumulative effect of change in accounting principle per share - basic	$3.18	1.87	2.29
Cumulative effect of change in accounting principle per share - basic	(0.08)	—	—
Net income per common share - basic	$3.10	1.87	2.29
Diluted:
Income before cumulative effect of change in accounting principle applicable to common stock	$290,179	161,709	194,030
Cumulative effect of change in accounting principle	(7,159)	—	—
Net income applicable to common stock	$283,020	161,709	194,030
Average common shares outstanding	91,202	86,320	84,613
Stock option adjustment	972	800	1,082
Average common shares outstanding - diluted	92,174	87,120	85,695
Income before cumulative effect of change in accounting principle per share - diluted	$3.15	1.86	2.26
Cumulative effect of change in accounting principle per share - diluted	(0.08)	—	—
Net income per common share - diluted	$3.07	1.86	2.26

17. SHAREHOLDERS’ EQUITY

On April 16, 2001, the Company reacquired the minority interest of its subsidiary, California Bank & Trust (“CB&T”). This minority interest was sold to the management of CB&T and other individuals when the Company’s acquisition of The Sumitomo Bank of California was completed in October 1998. One half of the minority interest was sold to the former CEO of CB&T, who was also a director of the Company. The other half was sold to two limited liability companies, which the CEO managed. Members of these limited liability companies include, among others, certain senior officers of CB&T. In accordance with the valuation terms of the minority shareholder agreement entered into in 1998, the Company repurchased the total minority interest for $66.0 million. On April 1, 2001, the carrying value of this minority interest was $37.8 million with the difference recorded as a purchase premium.

On April 20, 2001, the Company’s shareholders voted to increase the authorized shares of the Company’s common stock from 200,000,000 to 350,000,000.

The Company has in place a Shareholder Rights Protection Plan (“Plan”) which contains provisions intended to protect shareholders if certain events occur.These events include, but are not limited to, unsolicited offers or attempts to acquire the Company including offers that do not treat all shareholders equally, acquisitions in the open market of shares constituting control without offering fair value to all shareholders, and other coercive or unfair takeover tactics that could impair the Board of Directors’ ability to represent shareholders’ interests fully.The Plan provides that attached to each share of common stock is one right (“Right”) to purchase one one-hundredth of a share of participating preferred stock for an exercise price of $90, subject to adjustment.The Rights have certain antitakeover effects and may cause substantial dilution to a person who attempts to acquire the Company without the approval of the Board of Directors.The Rights, however, should not affect offers for all outstanding shares of common stock at a fair price and, otherwise, in the best interests of the Company and its shareholders as determined by the Board of Directors.The Board of Directors may, at its option, redeem all, but not fewer than all, of the then outstanding Rights at any time until the 10th business day following a public announcement that a person or a group had acquired beneficial ownership of 10 percent or more of the Company’s outstanding common stock or total voting power.

18. INCOME TAXES

Income taxes are summarized as follows:

	2001	2000	1999
	(in thousands)
Income taxes before cumulative effect of change in accounting principle:
Federal:
Current	$127,721	59,038	46,485
Deferred	5,854	6,342	43,648
State	24,225	14,281	19,365
	157,800	79,661	109,498
Income tax benefit applicable to cumulative effect of change in accounting principle:
Federal	(3,855)	—	—
State	(666)	—	—
	(4,521)	—	—
Income tax expense	$153,279	79,661	109,498

A reconciliation between income tax expense computed using the statutory federal income tax rate of 35 percent and actual income tax expense is as follows:

	2001	2000	1999
	(in thousands)
Income tax expense at statutory federal rate	$152,809	85,016	107,979
State income taxes, net	15,313	9,283	12,587
Nondeductible expenses	13,015	10,944	11,232
Nontaxable interest	(19,288)	(17,217)	(13,893)
Tax credits and other taxes	(2,056)	(1,874)	(1,819)
Corporate reorganization	(6,416)	(6,416)	(6,416)
Other items	(98)	(75)	(172)
Income tax expense	$153,279	79,661	109,498

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2001 and 2000 are presented below:

	2001	2000
	(in thousands)
Gross deferred tax assets:
Book loan loss deduction in excess of tax	$100,038	75,388
Postretirement benefits	2,150	1,365
Deferred compensation	10,895	9,862
Deferred loan fees	3,524	1,829
Deferred agreements	1,873	2,261
Capital loss carryforward	24,703	27,470
Other	43,751	20,287
Total deferred tax assets	186,934	138,462

Gross deferred tax liabilities:
Core deposits and purchase accounting	(38,167)	(23,358)
Premises and equipment, due to differences in depreciation	(4,748)	(5,690)
FHLB stock dividends	(29,191)	(25,276)
Leasing operations	(56,020)	(46,511)
Security investments	(74,903)	(17,965)
Prepaid pension reserves	(6,191)	(1,730)
Other	(8,978)	(6,513)
Total deferred tax liabilities	(218,198)	(127,043)
Net deferred tax assets (liabilities)	$(31,264)	11,419

The Company has determined that it is not required to establish a valuation reserve for the net deferred tax assets since it is “more likely than not”  that such net assets will be principally realized through future taxable income and tax planning strategies.  The Company’s conclusion that it is “more likely than not” that the net deferred tax assets will be realized is based on history of growth in earnings and the prospects for continued growth and profitability.

The exercise of stock options under the Company’s nonqualified stock option plan, and nonqualified exercises of options under the qualified plan, resulted in tax benefits reducing the Company’s current income tax payable and increasing common stock by $3.0 million in 2001, $3.4 million in 2000, and $8.6 million in 1999.

19. REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2001, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the Company’s capital ratios significantly exceed the minimum capital levels, and the Company is considered well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Company must maintain minimum total risk-based,Tier I risk-based, and Tier I leverage ratios as set forth in the table.There are no conditions or events that management believes have changed the Company’s category.

Dividends declared by the Company’s national banking subsidiaries in any calendar year may not, without the approval of the appropriate federal regulator, exceed their net earnings for that year combined with their net earnings less dividends paid for the preceding two years.  At December 31, 2001, the Company’s subsidiaries had approximately $257.8 million available for the payment of dividends under the foregoing restrictions.

The actual capital amounts and ratios of the Company and significant banking subsidiaries are as follows:

	Actual		Minimum for capital adequacy purposes		To be well capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in thousands)
As of December 31, 2001:
Total capital (to risk-weighted assets)
The Company	$2,330,155	12.20%	$1,527,745	8.00%	$1,909,681	10.00%
Zions First National Bank	809,418	11.39	568,372	8.00	710,465	10.00
California Bank & Trust	728,288	11.37	512,382	8.00	640,478	10.00
Tier I capital (to risk-weighted assets)
The Company	1,576,175	8.25	763,872	4.00	1,145,808	6.00
Zions First National Bank	566,509	7.97	284,186	4.00	426,279	6.00
California Bank & Trust	537,427	8.39	256,191	4.00	384,287	6.00
Tier I capital (to average assets)
The Company	1,576,175	6.56	720,599	3.00	1,200,999	5.00
Zions First National Bank	566,509	5.87	289,574	3.00	482,624	5.00
California Bank & Trust	537,427	6.60	244,200	3.00	407,000	5.00

As of December 31, 2000:
Total capital (to risk-weighted assets)
The Company	$1,737,176	10.83%	$1,282,874	8.00%	$1,603,593	10.00%
Zions First National Bank	680,382	12.30	442,604	8.00	553,255	10.00
California Bank & Trust	584,124	10.71	436,446	8.00	545,558	10.00
Tier I capital (to risk-weighted assets)
The Company	1,368,041	8.53	641,437	4.00	962,156	6.00
Zions First National Bank	448,729	8.11	221,302	4.00	331,953	6.00
California Bank & Trust	405,891	7.44	218,223	4.00	327,335	6.00
Tier I capital (to average assets)
The Company	1,368,041	6.38	643,265	3.00	1,072,108	5.00
Zions First National Bank	448,729	5.36	251,323	3.00	418,871	5.00
California Bank & Trust	405,891	6.20	196,278	3.00	327,130	5.00

20. RETIREMENT PLANS

The Company has a noncontributory defined benefit pension plan for eligible employees. Plan benefits are based on years of service and employees’ compensation levels. Benefits vest under the plan upon completion of five years of service. Plan assets consist principally of corporate equity and debt securities and cash investments. Plan benefits are defined as a lump-sum cash value or an annuity at age 65.

The following table presents the change in the plan’s benefit obligation:

	2001	2000
	(in thousands)
Benefit obligation at beginning of year	$117,514	106,390
Service cost	8,601	7,026
Interest cost	8,659	8,137
Plan amendments	615	—
Actuarial loss	5,925	5,27
Benefits paid	(6,282)	(9,313)
Benefit obligation at end of year	$135,032	117,514

Plan assets include 123,142 shares of Company common stock as of December 31, 2001 and 2000. The total value of these shares was approximately $6.5 million at December 31, 2001. Dividends paid on these shares were approximately $99 thousand in 2001.The following table presents the change in plan assets:

	2001	2000
	(in thousands)
Fair value of plan assets at beginning of year	$119,758	138,989
Actual return on plan assets	(9,443)	(9,918)
Employer contributions	15,000	—
Benefits paid	(6,282)	(9,313)
Fair value of plan assets at end of year	$119,033	119,758

The following table presents the plan’s funded status reconciled with amounts recognized in the Company’s consolidated balance sheets at December 31:

	2001	2000
	(in thousands)
Funded status	$(15,999)	2,244
Unrecognized net actuarial loss	32,300	6,581
Unrecognized prior service cost	(1,216)	(2,243)
Net prepaid benefit cost	$15,085	6,582

Net periodic benefit cost recognized includes the following components:

	2001	2000	1999
	(in thousands)
Service cost	$8,601	7,026	8,294
Interest cost	8,659	8,137	7,397
Expected return on plan assets	(10,351)	(12,059)	(9,300)
Amortization of prior service cost	(412)	(403)	(385)
Amortization of transitional asset	—	—	(431)
Recognized actuarial gain	—	(632)	—
Net periodic benefit cost recognized	$6,497	2,069	5,575

The weighted average discount rate used in determining the pension benefit obligation was 7.25 percent in 2001 and 7.50 percent in 2000.  The rate of compensation increase was 5.00 percent and the expected long-term rate of return was 9.00 percent for both 2001 and 2000.  Any net transition asset or obligation and any unrecognized prior service cost are being amortized on a straight-line basis. Unrecognized gains and losses are amortized using the minimum recognition method.

The Company also sponsors several unfunded nonqualified supplemental executive retirement plans, which restore pension benefits limited by federal tax law.  At December 31, 2001 and 2000, the Company’s liability included in accrued liabilities totaled $14.7 million and $7.1 million, respectively.

In addition to the Company’s defined benefit pension plan, the Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees hired before January 1, 1993, who meet minimum age and service requirements.  The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Plan coverage is provided by self-funding or health maintenance organizations (HMOs) options. Reductions in the Company’s obligations to provide benefits resulting from cost sharing changes have been applied to reduce the plan’s unrecognized transition obligation. In 2000 the Company increased its contribution toward retiree medical coverage and permanently froze the Company contributions. Retirees pay the difference between the full premium rates and the capped Company contribution.

The following table presents the change in the plan’s benefit obligation:

	2001	2000
	(in thousands)
Benefit obligation at beginning of year	$8,914	5,683
Service cost	110	265
Interest cost	512	767
Plan amendments	—	2,376
Actuarial (gain) loss	(1,079)	39
Benefits paid	(1,305)	(1,156)
Curtailments	—	940
Benefit obligation at end of year	$7,152	8,914

The following table presents the plan’s funded status reconciled with amounts recognized in the Company’s consolidated balance sheets at December 31:

	2001	2000
	(in thousands)
Benefit obligation at end of year	$7,152	8,914
Unamortized prior service cost	(255)	(341)
Unrecognized net actuarial gain	3,058	2,896
Accrued benefit cost	$9,955	11,469

Net periodic benefit cost recognized includes the following components:

	2001	2000	1999
	(in thousands)
Service cost	$110	265	91
Interest cost	512	767	852
Recognized prior service cost	85	85	—
Recognized net gain	(917)	(441)	(317)
Net periodic benefit cost (credit)	(210)	676	626
Recognized curtailment (gain) loss	—	940	(3,594)
Net periodic benefit cost (credit)
after recognition of extraordinary items	$(210)	1,616	(2,968)

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent at December 31, 2001 and 7.50 percent at December 31, 2000. Because the Company’s contribution rate is capped, there is no effect from assumed increases or decreases in healthcare cost trend rates.

The Company has an Employee Stock Savings Plan and an Employee Investment Savings Plan (“PAYSHELTER”). Under PAYSHELTER, employees select from a nontax-deferred or tax-deferred plan and several investment alternatives. Employees can contribute from 1 to 15 percent of compensation, which is matched up to 50 percent by the Company for contributions up to 5 percent and 25 percent for contributions greater than 5 percent up to 10 percent. The Company’s contributions to the plans amounted to $6.6 million in 2001, $5.5 million in 2000, and $5.3 million in 1999.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of principal financial instruments are summarized as follows:

	December 31, 2001		December 31, 2000
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(in thousands)
Financial assets:
Cash and due from banks	$978,609	978,609	1,047,252	1,047,252
Money market investments	282,580	282,580	510,123	510,123
Investment securities	3,466,357	3,466,563	4,188,309	4,215,616
Loans, net	17,050,355	17,698,693	14,182,498	14,682,170
Derivatives (included in other assets in 2001)	67,087	67,087	—	—
Total financial assets	$21,844,988	22,493,532	19,928,182	20,455,161
Financial liabilities:
Demand, savings, and money market deposits	$13,988,486	13,988,486	11,855,794	11,855,794
Time deposits	3,719,916	3,776,388	3,077,795	3,092,466
Foreign deposits	133,288	133,266	136,394	136,131
Securities sold, not yet purchased	87,255	87,255	291,102	291,102
Federal funds purchased and security repurchase agreements	2,137,737	2,137,737	2,396,845	2,396,845
Derivatives (included in accrued liabilities in 2001)	22,056	22,056	—	—
FHLB advances and other borrowings	730,724	747,166	1,632,975	1,634,383
Long-term debt	781,342	822,898	419,550	443,553
Total financial liabilities	$21,600,804	21,715,252	19,810,455	19,850,274
Off-balance sheet instruments:
Swaps			$—	33,936
Foreign exchange forwards			(31)	(31)
Total off-balance sheet instruments			$(31)	33,905

FINANCIAL ASSETS

The estimated fair value approximates the carrying value of cash and due from banks and money market investments. For investment securities, the fair value is based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or a discounted cash flow model based on established market rates.  The fair value of fixed-rate loans is estimated by discounting future cash flows using the London Interbank Offer Rate (“LIBOR”) yield curve adjusted by a factor which reflects the credit and interest rate risk inherent in the loan.  Variable-rate loans reprice with changes in market rates.  As such, their carrying amounts are deemed to approximate fair value.

FINANCIAL LIABILITIES

The estimated fair value of demand and savings deposits, securities sold not yet purchased, and federal funds purchased and security repurchase agreements, approximates the carrying value.  The fair value of time and foreign deposits is estimated by discounting future cash flows using the LIBOR yield curve.  The fair value of fixed-rate FHLB advances is estimated by discounting future cash flows using the LIBOR yield curve.  Variable rate FHLB advances reprice with changes in market rates. As such, their carrying amounts approximate their fair value. Other borrowings are not significant.The estimated fair value of the subordinated notes is based on a quoted market price.  The remaining long-term debt is not significant.

DERIVATIVE INSTRUMENTS

The fair value of the derivatives reflects the estimated amounts that the Company would receive or pay to terminate these contracts at the reporting date based upon pricing or valuation models applied to current market information. Interest rate swaps are valued using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts).  The variable cash payments (or receipts) are based on an expectation of future interest rates derived from observed market interest rate curves.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The fair value of commitments to extend credit and letters of credit, based on fees currently charged for similar commitments, is not significant.

LIMITATIONS

These fair value disclosures represent management’s best estimates, based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of the various instruments, and other factors.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

Further, the calculations do not represent the underlying value of the Company. Other significant assets and liabilities, which are not considered financial assets or liabilities and for which no fair values have been estimated, include premises and equipment, goodwill and other intangibles, deferred taxes, and other liabilities.

22. OPERATING SEGMENT INFORMATION

Operating segments represent components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates segment performance internally based on geography, and thus the operating segments are so defined.  All segments, except for the segment defined as “Other,” are based on commercial banking operations.  The operating segment defined as “Other” includes the parent company, smaller nonbank operating units, and eliminations of transactions between segments.

The accounting policies of the individual operating segments are the same as those of the Company described in Note 1. Transactions between operating segments are primarily conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. Expenses for centrally provided services are allocated based on the estimated usage of those services.

The following is a summary of selected operating segment information for the years ended December 31, 2001, 2000 and 1999:

	Zions First National Bank and Subsidiaries	California Bank & Trust	Nevada State Bank and Subsidiaries	National Bank of Arizona	Vectra Bank Colorado	The Commerce Bank of Washington	Other	Consolidated Company
	(in thousands)
2001:
Net interest income	$302,469	343,736	114,273	102,950	86,445	21,847	(21,931)	949,789
Provision for loan losses	41,900	9,250	10,080	1,500	9,350	1,278	(167)	73,191
Net interest income after provision for loan losses	260,569	334,486	104,193	101,450	77,095	20,569	(21,764)	876,598
Noninterest income	234,458	91,175	23,719	16,113	27,490	1,203	24,548	418,706
Merger-related expense and amortization of goodwill, core deposit and other intangibles	3,655	28,122	1,490	3,607	13,059	—	7,656	57,589
Other noninterest expense	282,794	223,537	78,461	60,493	81,194	9,429	61,626	797,534
Income before income taxes, minority interest and cumulative effect	208,578	174,002	47,961	53,463	10,332	12,343	(66,498)	440,181
Income taxes	69,900	76,465	16,350	21,412	6,947	4,206	(37,480)	157,800
Minority interest	(2,053)	—	—	—	—	—	(5,745)	(7,798)
Cumulative effect, adoption of FASB No. 133	(5,318)	(1,284)	(616)	—	59	—	—	(7,159)
Net income	$135,413	96,253	30,995	32,051	3,444	8,137	(23,273)	283,020
Assets	$8,580,293	8,366,328	2,480,884	2,605,665	2,639,118	529,395	(897,519)	24,304,164
Net loans and leases(1)	6,062,313	5,707,772	1,514,546	1,796,279	1,849,683	294,443	85,802	17,310,838
Deposits	5,318,078	6,772,735	2,139,606	2,193,050	1,763,613	381,623	(727,015)	17,841,690
Shareholders’ equity	636,266	988,327	160,953	210,920	439,115	38,256	(192,968)	2,280,869
2000:
Net interest income	$227,057	297,153	101,685	92,300	89,094	19,991	(23,902)	803,378
Provision for loan losses	8,250	—	10,060	3,570	9,112	819	—	31,811
Net interest income after provision for loan losses	218,807	297,153	91,625	88,730	79,982	19,172	(23,902)	771,567
Noninterest income	151,966	43,585	23,488	14,082	20,223	1,472	(62,652)	192,164
Merger-related expense and amortization of goodwill, core deposit and other intangibles	4,470	23,677	6,798	2,315	13,702	—	31,753	82,715
Other noninterest expense	219,114	183,581	74,226	50,396	72,593	8,817	29,385	638,112

Income before income taxes and minority interest	147,189	133,480	34,089	50,101	13,910	11,827	(147,692)	242,904
Income taxes	44,917	59,401	11,337	19,885	8,103	3,965	(67,947)	79,661
Minority interest	(2,142)	—	—	—	—	—	3,676	1,534
Net income	$104,414	74,079	22,752	30,216	5,807	7,862	(83,421)	161,709
Assets	$8,095,001	6,952,940	2,373,585	1,943,675	2,155,929	552,661	(134,348)	21,939,443
Net loans and leases (1)	4,885,246	4,855,632	1,383,142	1,488,773	1,475,166	242,042	48,032	14,378,033
Deposits	4,173,002	5,588,601	1,992,947	1,551,182	1,385,271	404,864	(25,884)	15,069,983
Shareholders’ equity	459,951	714,322	176,168	160,925	390,252	33,226	(156,000)	1,778,844

1999:
Net interest income	$220,018	263,682	99,885	76,928	83,103	15,792	(17,919)	741,489
Provision for loan losses	9,000	-	3,660	2,400	2,586	610	(300)	17,956
Net interest income after provision for loan losses	211,018	263,682	96,225	74,528	80,517	15,182	(17,619)	723,533
Noninterest income	169,902	35,806	23,933	13,022	17,206	735	5,941	266,545
Merger-related expense and amortization of goodwill, core deposit and other intangibles	2,135	25,909	14,070	1,831	15,228	—	4,526	63,699
Other noninterest expense	208,159	182,034	78,596	42,909	74,877	7,452	23,841	617,868
Income before income taxes and minority interest	170,626	91,545	27,492	42,810	7,618	8,465	(40,045)	308,511
Income taxes	53,327	42,101	9,001	16,617	5,616	2,788	(19,952)	109,498
Minority interest	3,065	—	—	—	—	—	1,884	4,949
Net income	$114,234	49,444	18,491	26,193	2,002	5,677	(21,977)	194,064
Assets	$7,156,888	6,566,985	2,277,356	1,600,135	2,161,216	408,409	109,911	20,280,900
Net loans and leases(1)	4,085,175	4,559,136	1,340,534	1,212,531	1,372,710	200,320	20,239	12,790,645
Deposits	3,809,258	5,425,928	1,882,349	1,206,366	1,490,468	289,182	(41,612)	14,061,939
Shareholders’ equity	444,401	679,288	163,422	131,322	384,398	25,329	(168,322)	1,659,838

(1)  Net of unearned income and fees, net of related costs.

23. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Financial information by quarter for 2001 and 2000 is as follows:

	Gross interest income	Net interest income	Non interest income	Non interest expense	Provision for loan losses	Income (loss) before income taxes, minority interest and cumulative effect	Net income (loss)	Net income (loss) per common share
								Basic	Diluted
	(in thousands, except per share amounts)
2001:
First quarter	$406,913	215,837	111,769	203,399	12,772	111,435	64,742	0.73	0.72
Second quarter	407,409	235,018	93,893	205,910	12,235	110,766	73,595	0.80	0.79
Third quarter	401,238	247,113	108,309	223,199	21,470	110,753	72,797	0.79	0.78
Fourth quarter	376,392	251,821	104,735	222,615	26,714	107,227	71,886	0.78	0.78
	$1,591,952	949,789	418,706	855,123	73,191	440,181	283,020	3.10	3.07

2000:
First quarter	$379,555	190,992	(36,311)	200,312	5,248	(50,879)	(28,492)	(0.33)	(0.33)
Second quarter	396,623	194,598	70,599	167,312	6,214	91,671	59,583	0.70	0.69
Third quarter	424,482	208,029	75,349	173,926	8,119	101,333	64,644	0.74	0.74
Fourth quarter	425,523	209,759	82,527	179,277	12,230	100,779	65,974	0.76	0.75
	$1,626,183	803,378	192,164	720,827	31,811	242,904	161,709	1.87	1.86

Net income for the first quarter of 2001 includes a cumulative effect of a change in accounting principle of $7.2 million ($.08 per share, basic and diluted), net of tax benefit of $4.5 million, related to the adoption of FASB Statement No. 133. No other quarters in 2001 were affected by this accounting change. In addition, net income for the third quarter of 2001 includes investment securities gains of $23.9 million. Noninterest income (loss) for the first quarter of 2000 includes the $96.9 million impairment loss on First Security Corporation common stock as discussed in Note 3, and noninterest expense includes $41.5 million of pretax merger expenses mainly related to the terminated First Security Corporation merger.

24. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of Zions Bancorporation (parent only) follows:

CONDENSED BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

	2001	2000
	(In thousands)
ASSETS
Cash and due from banks	$2,063	1,959
Interest-bearing deposits	12,778	5,354
Investment securities	9,144	8,763
Loans and other receivables, net	2,418	15,164
Investments in subsidiaries:
Commercial banks	2,473,056	1,900,774
Other	273,674	167,208
Receivables from subsidiaries:
Commercial banks	125,000	125,000
Other	15,848	14,044
Other assets	111,054	85,477
	$3,025,035	2,323,743
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued liabilities	$24,916	30,437
Borrowings one year or less	309,000	267,239
Subordinated debt to subsidiary	50,350	20,223
Long-term debt	359,900	227,000
Total liabilities	744,166	544,899
Shareholders’ equity:
Common stock	1,111,214	907,604
Accumulated other comprehensive income (loss)	59,951	(3,644)
Retained earnings	1,109,704	874,884
Total shareholders’ equity	2,280,869	1,778,844
	$3,025,035	2,323,743

CONDENSED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
	(In thousands)
Interest income - interest and fees on loans and securities	$9,988	18,034	11,846
Interest expense - interest expense on borrowed funds	34,641	48,641	32,529
Net interest loss	(24,653)	(30,607)	(20,683)
Other income:
Dividends from consolidated subsidiaries:
Commercial banks	254,438	163,046	109,868
Other	—	1,000	—
Investment securities gains, net	6,056	25,076	800
Impairment loss on First Security Corporation common stock	—	(96,911)	—
Other income	10,615	10,236	3,168
	271,109	102,447	113,836
Expenses:
Salaries and employee benefits	14,018	9,311	8,659
Merger-related expense	372	28,291	884
Other operating expenses	12,365	5,661	1,633
	26,755	43,263	11,176
Income before income tax benefit and undistributed income of consolidated subsidiaries	219,701	28,577	81,977
Income tax benefit	29,429	60,661	14,471
Income before equity in undistributed income of consolidated subsidiaries	249,130	89,238	96,448
Equity in undistributed income of consolidated subsidiaries:
Commercial banks and bank holding company	50,164	78,628	103,767
Other	(16,274)	(6,157)	(6,151)
Net income	$283,020	161,709	194,064

CONDENSED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$283,020	161,709	194,064
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed net income of consolidated subsidiaries	(33,890)	(72,471)	(97,616)
Depreciation of premises and equipment	81	117	145
Investment securities gains, net	(6,056)	(25,076)	(800)
Impairment loss on First Security Corporation common stock	—	96,911	—
Amortization of intangibles	660	660	663
Other	(23,992)	(23,615)	(14,219)
Net cash provided by operating activities	219,823	138,235	82,237
CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in interest-bearing deposits	(7,424)	17,545	(2,155)
Collection of advances to subsidiaries	21,885	12,846	9,890
Advances to subsidiaries	(23,689)	(32,325)	(16,590)
Proceeds from sale of investment securities available for sale	9,531	162,282	20,664
Purchase of investment securities	(6,456)	(1,065)	(250,780)
Increase of investment in subsidiaries	(237,584)	(75,674)	(88,725)
Cash paid to reaquire minority interest	(66,044)	—	—
Other	19,964	621	178
Net cash provided by (used in) investing activities	(289,817)	84,230	(327,518)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in commercial paper and other borrowings under one year	41,761	(146,421)	302,443
Payment on borrowings over one year	—	—	—
Proceeds from issuance of long-term debt	200,000	—	—
Payments on long-term debt	(67,100)	(3,650)	—
Proceeds from issuance of common stock	15,798	6,717	9,753
Payments to redeem common stock	(46,462)	(3,899)	(6,650)
Dividends paid	(73,899)	(76,762)	(56,914)
Net cash provided by (used in) financing activities	70,098	(224,015)	248,632
Net increase (decrease) in cash and due from banks	104	(1,550)	3,351
Cash and due from banks at beginning of year	1,959	3,509	158
Cash and due from banks at end of year	$2,063	1,959	3,509

The parent company paid interest of $32.8 million in 2001, $50.1 million in 2000, and $30.7 million in 1999.