Form 10-K, Exhibit 13
period 2002-12-31
ZIONS BANCORPORATION /UT/
filed 2003-03-20
CIK 109380

EXHIBIT 13
{FINANCIAL HIGHLIGHTS}

(In millions)	2002 / 2001 Change	2002	2001	2000	1999	1998

FOR THE YEAR
Income from continuing operations	+6%	317.1	298.6	161.7	194.1	143.4
Net income	-9%	256.3	283.0	161.7	194.1	143.4

PER SHARE
Income from continuing operations - diluted	+6%	3.44	3.24	1.86	2.26	1.75
Net income - diluted	-9%	2.78	3.07	1.86	2.26	1.75
Net income - basic	-10%	2.80	3.10	1.87	2.29	1.77
Dividends declared	—	.80	.80	.89	.72	.54
Book value [1]	+6%	26.17	24.74	20.42	19.39	17.39
Market price - end		39.35	52.58	62.44	59.19	62.38
Market price - high		59.65	64.00	62.75	75.88	62.38
Market price - low		34.14	42.30	36.44	49.00	38.38

AT YEAR-END
Assets	+9%	26,566	24,304	21,939	20,281	18,050
Loans and leases	+10%	19,040	17,311	14,378	12,791	11,219
Loans sold being serviced [2]	-6%	2,476	2,648	1,750	1,252	1,040
Deposits	+13%	20,132	17,842	15,070	14,062	14,221
Long-term borrowings	+28%	1,310	1,022	563	566	511
Shareholders’ equity	+4%	2,374	2,281	1,779	1,660	1,453

PERFORMANCE RATIOS
Return on average assets		.97%	1.19%	.74%	.97%	1.00%
Return on average shareholders’ equity		10.95%	13.28%	9.65%	12.42%	10.98%
Efficiency ratio		63.40%	61.60%	64.92%[3]	66.55%	70.11%
Net interest margin		4.56%	4.64%	4.27%	4.31%	4.56%

CAPITAL RATIOS [1]
Equity to assets		8.94%	9.38%	8.11%	8.18%	8.05%
Tier 1 leverage		7.56%	6.56%	6.38%	6.16%	5.91%
Tier 1 risk-based capital		9.26%	8.25%	8.53%	8.64%	8.40%
Total risk-based capital		12.94%	12.20%	10.83%	11.29%	11.34%

SELECTED INFORMATION
Average common-equivalent shares (in thousands)		92,079	92,174	87,120	85,695	81,918
Common dividend payout ratio		28.58%	26.11%	34.65%[3]	29.33%	28.40%
Full-time equivalent employees		8,073	8,124	6,915	6,833	7,099
Commercial banking offices		415	412	373	362	345
ATMs		588	589	509	484	476

1    At year-end.

2    Amount represents the outstanding balance of loans sold and being serviced by the Company, excluding conforming first mortgage residential real estate loans.

3    Before impairment loss on First Security Corporation common stock.

INSIDE FRONT COVER

MANAGEMENT’S COMMENTS

PERFORMANCE SUMMARY

Zions Bancorporation and subsidiaries (“the Company”) reported net income of $256.3 million for 2002, a decrease of 9.4% from the $283.0 million earned in 2001, which was up 75.0% from the $161.7 million earned in 2000. Diluted net income per share decreased 9.4% to $2.78 in 2002 compared to $3.07 in 2001, which was up 65.1% from $1.86 per diluted share earned in 2000.

During 2002, the Company elected to discontinue the operations of certain e-commerce subsidiaries as described in Note 15 of the Notes to Consolidated Financial Statements. Income from continuing operations for 2002 increased 6.2% to $317.1 million compared to $298.6 million for 2001, which was up 84.7% from the $161.7 million for 2000. The loss from discontinued operations was $28.5 million for 2002 compared to $8.4 million for 2001. There was no loss from discontinued operations in 2000 since the operations of the e-commerce subsidiaries commenced in 2001.

Net income for 2002 and 2001 included cumulative effect adjustments for changes in accounting principles. For 2002, net income included a charge of $32.4 million related to goodwill impairment on e-commerce companies upon the adoption of Statement of Financial Accounting Standards (“SFAS”) 142 and 2001 included a charge of $7.2 million related to the adoption of SFAS 133. Income before these cumulative effect adjustments was $288.6 million for 2002, a decrease of 0.5% from $290.2 earned in 2001, which was up 79.4% from $161.7 million earned in 2000.

The Company’s primary business is community and regional banking in the Western states. The Company believes that these core banking businesses have continued to perform well in a generally difficult economic environment. The Company enjoyed strong deposit growth, particularly in its Zions First National Bank (“ZFNB”) affiliate. Management believes that a significant portion of this growth reflects an increase in ZFNB’s market share in Utah; however, part of this growth may be a result of investors reducing their exposure to volatile market investments. Loan growth remained strong through much of the year despite slow economic growth, although management believes that loan growth began to moderate in the latter part of the year. Credit quality held up well in a difficult environment. The loan loss provision, at $72 million in 2002 was comparable to the $73 million provision in 2001. While net losses increased from $39 million to $63 million, nonperforming assets and accruing loans past due 90 days or more were lower at December 31, 2002 than a year earlier. Data available to management indicates that the Company’s credit quality trends remain better than those of peer averages as measured by nonperforming asset and charge-off data. The Company’s net interest margin of 4.56% in 2002 declined slightly from 4.64% in 2001 in a year when interest rates were volatile and declining. As discussed in greater detail elsewhere in this report, management paid particular attention to asset/liability management during the year. Finally, management turned much greater focus to the control of expenses in 2002 and announced its intent to take $50 million out of the annual run-rate of expenses by mid-2003. A number of specific actions were taken during the year, including restructuring e-commerce investments (discussed further below), branch closures and operations consolidation. Management believes that these specific actions implemented nearly $40 million of annualized reductions by year-end 2002. In summary, adjusted for unusual items as discussed below, management believes that its core banking businesses performed well.

In the past several years, the Company has recorded a number of unusual or nonrecurring income statement items related to venture capital and investment banking investments, changes in accounting principles, and the sale of First Security Corporation common stock after its failed merger with First Security Corporation. The following table summarizes the income statement effects of these unusual items on earnings pretax and after-tax, and on diluted earnings per share (“EPS”) for the three years ended December 31, 2002. Further explanation of these items follows in the sections for noninterest income, noninterest expense, discontinued operations, and in the “Other” section of Business Segment Results, and for the accounting changes, Notes 7 and 9 of the Notes to Consolidated Financial Statements.

	2002			2001			2000

(In millions, except per share amounts)	Pretax	After- tax	EPS effect	Pretax	After- tax	EPS effect	Pretax	After- tax	EPS effect

Noninterest income:
Equity securities gains (losses), net:
Net write-downs of venture capital investments and a minority interest in an investment banking firm	$(28.7)	(17.7)	(0.19)	(39.6)	(24.4)	(0.26)	(3.0)	(1.8)	(0.02)
Gains from Concord EFS, Inc. transactions	—	—	—	70.8	42.7	0.46	—	—	—
Gains from sale of First Security Corporation common stock	—	—	—	—	—	—	23.6	14.6	0.17
Impairment loss on First Security
Corporation common stock	—	—	—	—	—	—	(96.9)	(59.8)	(0.69)

Subtotal	(28.7)	(17.7)	(0.19)	31.2	18.3	0.20	(76.3)	(47.0)	(0.54)

Noninterest expense:
Merger related expense	—	—	—	7.3	4.5	(0.05)	45.5	28.2	(0.32)
Restructuring charges	3.3	2.0	(0.02)	—	—	—	—	—	—
Impairment losses on certain long-lived assets	4.9	3.1	(0.03)	—	—	—	—	—	—

Subtotal	8.2	5.1	(0.05)	7.3	4.5	(0.05)	45.5	28.2	(0.32)

Discontinued operations:
Impairment losses	(28.7)	(22.7)	(0.25)	—	—	—	—	—	—

Cumulative effect adjustments	(35.0)	(32.4)	(0.35)	(11.7)	(7.2)	(0.08)	—	—	—

Total significant unusual items	$(100.6)	(77.9)	(0.84)	12.2	6.6	0.07	(121.8)	(75.2)	(0.86)

If the net after-tax effect of these unusual items and prior years goodwill amortization were added to reported net income, a comparable picture of the underlying performance of the Company’s community and regional banking business emerges, as summarized in the table below:

(In millions)	2002	2001	2000

Net income as reported	$256.3	283.0	161.7
Total significant unusual items	77.9	(6.6)	75.2

Net income without unusual items	334.2	276.4	236.9
Goodwill amortization, net of tax	—	33.1	25.9

Net income without unusual items and goodwill amortization	$334.2	309.5	262.8

As derived from the above table, net income without unusual items and goodwill amortization increased 8.0% in 2002 from 2001, which increased 17.8% from 2000.

The Company’s return on average shareholders’ equity was 10.95% for 2002 compared to 13.28% for 2001 and 9.65% for 2000. The return on average assets was 0.97% for 2002 compared with 1.19% for 2001 and 0.74% for 2000.

The net interest margin for 2002 was 4.56% compared to 4.64% for 2001 and 4.27% for 2000. The decreased margin for 2002 is the result of declining interest rates during 2002 coupled with the Company’s slightly asset-sensitive position. The margin was also affected modestly by the strong deposit growth relative to loan growth, particularly in the latter part of 2002, which resulted in funds being invested in lower-yielding money market investments. The increased margin for 2001 resulted primarily from a more attractive balance sheet composition. Average loans and leases for 2002 increased 13.1% to $18.1 billion, average money market investments increased 29.8% to $1.2 billion and average securities declined 2.7% to $3.9 billion. Average interest-bearing deposits increased 9.6% to $14.1 billion, average noninterest-bearing deposits increased 15.7% to $4.5 billion, and average borrowed funds increased 9.0% to $4.9 billion. Taxable-equivalent net interest income for 2002 increased 8.9% to $1,056.4 million, compared to $970.0 million for 2001 and $821.5 million for 2000.

Noninterest income decreased 8.6% to $376.8 million in 2002 compared to $412.2 million for 2001. The decrease is due principally to unusual items described in the preceding table. Noninterest expense increased 2.7% to $858.9 million in 2002. The efficiency ratio, or noninterest expenses, including noncash amortization charges, as a percentage of total taxable-equivalent net revenues was 63.40% for 2002 compared to 61.60% for 2001 and 64.92% for 2000. Excluding the unusual items described in the preceding table and discontinued operations, the efficiency ratio was 58.18% for 2002, 61.34% for 2001 and 61.98% for 2000.

The Company’s provision for loan losses totaled $71.9 million for 2002, compared to $73.2 million for 2001 and $31.8 million for 2000. The increased provision for loan losses for 2002 and 2001 reflects management’s evaluation of its various portfolios, higher loan losses, statistical trends and other economic factors, and its desire to maintain a strong coverage of nonperforming assets in a continued uncertain economic environment in the markets in which it operates. Net charge-offs were $63.7 million, or .35% of average loans and leases in 2002, compared to $38.4 million or .24% in 2001 and $42.4 million or .31% in 2000. Nonperforming assets decreased to $115.7 million or .61% of loans and other real estate owned as of December 31, 2002 from $120.4 million or .69% as of December 31, 2001. Accruing loans past due 90 days or more decreased to $37.4 million or .20% of net loans and leases at December 31, 2002 compared to $46.2 million or .27% at the end of 2001.

As described in Note 3 of the Notes to Consolidated Financial Statements, the Company completed several acquisitions in 2002 and 2001 accounted for as purchases. Results of operations between periods are influenced because of these transactions.

BUSINESS SEGMENT RESULTS

The Company manages its operations and prepares management reports with a primary focus on geographical area. All segments presented, except for the segment identified as “Other”, are based on commercial banking operations. The operating segment identified as “Other” includes Zions Bancorporation (“the Parent”), certain e-commerce subsidiaries, other smaller nonbank operating units and eliminations of transactions between segments.

Operating segment information is presented in Schedule 1 and Note 23 of the Notes to Consolidated Financial Statements. The accounting policies of the individual segments are the same as those of the Company. The Company allocates centrally provided services to the business segments based upon estimated usage of those services. The Company initiated a program in 2002 to allocate income between certain of its banking subsidiaries to better match revenues from hedging strategies to the operating units which gave rise to the exposures being hedged. Allocated income (expense) from this program included in net interest income of the banking subsidiaries for 2002 is as follows: Zions First National Bank – $(47.0) million, Nevada State Bank – $9.9 million, National Bank of Arizona – $10.1 million, Vectra Bank Colorado – $21.9 million, and The Commerce Bank of Washington – $5.1 million.

The Company has invested in start-up and early stage ventures through a variety of entities. Through certain subsidiary banks, the Company has principally made nonmarketable investments in a number of companies using four Small Business Investment Companies (“SBIC”). The Company recorded pretax losses on these venture capital SBIC investments of $18.4 million in 2002, compared to losses of $39.6 million in 2001 and $3.0 million in 2000. These losses impacted the noninterest income reported by certain of the Company’s subsidiary banks. In addition, the Company has made investments in a number of ventures, either through acquisition or through internal funding initiatives. During 2002, the Company decided to discontinue the operations of two acquired companies, Lexign, Inc. and Phaos Technology Corp. The Company completed a sale of Phaos Technology Corp. in December 2002. Both companies are subsidiaries of Zions Bancorporation and results of the discontinued operations are included in the “Other” segment. Digital Signature Trust (“DST”) was the largest internally funded venture and was a majority owned subsidiary of ZFNB. During 2002, the Company completed a sale of DST in exchange for an approximate 33% ownership interest in Identrus, LLC, another venture company. The Company has a number of smaller venture activities that generally are subsidiaries of either ZFNB or Zions Bancorporation.

ZIONS FIRST NATIONAL BANK AND SUBSIDIARIES

Zions First National Bank and subsidiaries (“ZFNB”) include the Company’s operations in Utah and Idaho. Net income for ZFNB decreased 23.7% to $103.3 million for 2002 compared to $135.4 million for 2001, which was up 29.7% from the $104.4 million earned in 2000. Results for 2002 include allocated expense of $47.0 million included as a reduction of net interest income under an allocation program initiated by the Company in 2002, as previously discussed. This allocation does not affect the consolidated results of operations of the Company as all such amounts are eliminated in consolidation. Loan growth for ZFNB was 10.8% for 2002 with loans increasing to $6.7 billion.

As part of its asset/liability management efforts in 2002, the Company, with the mutual agreement of the parties involved, repurchased loans from securitizations. On December 16, 2002, under the terms of a Termination and Release Agreement (“Agreement”), the Amended and Restated Credit Card Transfer and Administration Agreement dated February 8, 2002 and a Receivables Purchase Agreement dated as of February 8, 2002 were terminated with the consent of the parties to the Agreement and a majority of the beneficial interest holders. Credit card receivables in the amount of $68.5 million were repurchased by ZFNB at fair value under the terms of the Agreement. No gain or loss was recognized as a result of this transaction. On December 20, 2002, under the terms of a Transfer Agreement, the Second Amended and Restated Auto Loan and Lease Purchase Agreement dated as of February 11, 2002 was terminated with the consent of the parties to the Agreement and with the consent of a majority of the beneficial interest holders. Automobile loans in the amount of $361.7 million were repurchased by ZFNB at fair value under the terms of the Transfer Agreement. No gain or loss was recognized as a result of this transaction.

Also during the fourth quarter of 2002, ZFNB sold to California Bank & Trust $416.8 million of mortgage loans. Excluding these loan transactions, loan growth for 2002 was 10.5%. Deposits increased 33.8% during the year to $7.1 billion. At December 31, 2002, deposits included $960 million of certificates of deposit from California Bank & Trust compared to $600 million at the end of 2001. Excluding these certificates of deposits, total deposits for ZFNB increased 30.5%. Noninterest income decreased 14.9% to $199.7 million compared to $234.8 million for 2001 and $152.0 million for 2000. Noninterest income for 2001 included $44.6 million in gains realized from ZFNB’s appreciated investment in a nonpublic investee.

For 2002, ZFNB’s loan loss provision was $41.3 million compared to $41.9 million for 2001 and $8.2 million for 2000. Nonperforming assets for ZFNB increased to $62.2 million at December 31, 2002 from $52.1 million at year-end 2001, including an increase in OREO to $20.6 million compared to $3.8 million at the end of 2001. Accruing loans past due 90 days or more decreased to $19.8 million at year-end 2002 compared to $25.0 million at the end of 2001. Net loan and lease charge-offs for 2002 were $38.5 million compared to $22.6 million for 2001.

Noninterest expense for 2002 increased 8.1% compared to 2001, reflecting increased costs to originate and service the bank’s strong loan and deposit growth. The increase in net income for 2001 compared to 2000 resulted mainly from the 2001 gains recognized from the investment in a non-public investee previously discussed. Also as previously discussed, during 2002 ZFNB completed a sale of an e-commerce subsidiary, DST, in exchange for an approximate 33% ownership interest in Identrus, LLC, a corporate joint venture. After-tax operating losses from ZFNB’s investment in Identrus and DST were $6.1 million for 2002 compared to losses from DST of $12.7 million for 2001 and $8.8 million for 2000.

CALIFORNIA BANK & TRUST

Results of operations for California Bank & Trust (“CB&T”) for the years presented are influenced by an acquisition accounted for as a purchase during 2001. See Note 3 of the Notes to Consolidated Financial Statements for further information about the acquisition.

Net income for CB&T increased 24.8% to $120.1 million for 2002, compared to $96.2 million for 2001 and $74.1 million for 2000. In 2002, net loans and leases increased 7.4% to $6.1 billion and deposits increased 2.9% to $7.0 billion from year-end 2001. Excluding the $416.8 million in mortgage loans purchased from ZFNB in the fourth quarter of 2002, net loans increased 0.1%. Net interest income for 2002 increased 9.9% from 2001 to $377.9 million while other noninterest income decreased 14.0% to $78.4 million. Noninterest income for 2001 included $26.2 million of gains realized from CB&T’s appreciated investment in a nonpublic investee.

For 2002, CB&T increased its loan loss provision to $17.0 million compared to $9.2 million for 2001. No provision was recorded in 2000. Nonperforming assets for CB&T decreased to $19.3 million at year-end 2002 compared to $32.6 million at December 31, 2001. Net loan and lease charge-offs for 2002 were $14.3 million compared to $11.5 million for 2001. Noninterest expense decreased 5.4% for

SCHEDULE 1
OPERATING SEGMENTS INFORMATION

	Zions First National Bank and Subsidiaries			California Bank & Trust			Nevada State Bank			National Bank of Arizona			Vectra Bank Colorado

(Amounts in millions)	2002	2001	% Change	2002	2001	% Change	2002	2001	% Change	2002	2001	% Change	2002	2001	% Change

CONDENSED INCOME STATEMENT
Net interest income	$296.2	302.5	(2)%	$377.9	343.7	10%	$124.9	114.3	9%	$116.0	103.0	13%	$110.7	86.4	28%
Noninterest income	199.7	234.8	(15)	78.4	91.2	(14)	28.1	23.7	19	19.1	16.1	19	34.2	27.5	24

Total revenue	495.9	537.3	(8)	456.3	434.9	5	153.0	138.0	11	135.1	119.1	13	144.9	113.9	27
Provision for loan losses	41.3	41.9	(1)	17.0	9.2	85	4.7	10.1	(53)	2.0	1.5	33	5.0	9.4	(47)
Noninterest expense	310.1	286.9	8	238.2	251.7	(5)	81.9	80.0	2	69.0	64.1	8	100.1	94.2	6

Income from continuing operations before income taxes and minority interest	144.5	208.5	(31)	201.1	174.0	16	66.4	47.9	39	64.1	53.5	20	39.8	10.3	286
Income tax expense (benefit)	42.4	69.9	(39)	81.0	76.5	6	22.6	16.3	39	25.5	21.4	19	14.2	6.9	106
Minority interest	(1.2)	(2.1)	(43)	—	—	—	—	—	—	—	—	—	—	—	—

Income from continuing operations	103.3	140.7	(27)	120.1	97.5	23	43.8	31.6	39	38.6	32.1	20	25.6	3.4	653
Loss on discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Income before cumulative effect adjustment	103.3	140.7	(27)	120.1	97.5	23	43.8	31.6	39	38.6	32.1	20	25.6	3.4	653
Cumulative effect adjustment	—	(5.3)	(100)	—	(1.3)	(100)	—	(0.6)	(100)	—	—	—	—	—	—

Net income (loss)	$103.3	135.4	(24)%	$120.1	96.2	25%	$43.8	31.0	41%	$38.6	32.1	20%	$25.6	3.4	653%

YEAR END BALANCE SHEET DATA
Total assets	$10,530	8,580	23%	$8,805	8,366	5%	$2,683	2,481	8%	$2,925	2,606	12%	$2,768	2,639	5%
Net loans and leases	6,714	6,062	11	6,129	5,708	7	1,850	1,515	22	1,979	1,796	10	1,918	1,850	4
Allowance for loan losses	96	83	16	88	86	2	25	25	—	32	29	10	33	33	—
Goodwill, core deposit and other intangibles	30	19	58	434	443	(2)	23	24	(4)	74	68	9	252	255	(1)
Noninterest-bearing demand deposits	1,178	1,095	8	2,035	1,784	14	653	541	21	721	580	24	477	424	13
Total deposits	7,116	5,318	34	6,970	6,773	3	2,349	2,140	10	2,487	2,193	13	1,911	1,764	8
Common equity	682	636	7	978	988	(1)	173	161	7	233	211	10	441	439	—
PERFORMANCE RATIOS
Return on average assets	0.99%	1.46%		1.40%	1.21%		1.70%	1.29%		1.44%	1.33%		0.97%	0.15%
Return on average common equity	15.56%	24.23%		11.69%	10.47%		26.68%	18.75%		17.96%	16.49%		5.81%	0.86%
Efficiency ratio	61.00%	52.31%		52.12%	57.76%		53.13%	57.36%		50.84%	53.49%		68.60%	82.11%
OTHER INFORMATION
Full-time equivalent employees	2,333	2,192		1,846	1,944		750	712		833	754		912	1,007
Domestic offices:
Traditional branches	103	102		91	94		30	27		53	47		54	55
Banking centers in grocery stores	46	48		—	—		33	34		—	—		4	4
Foreign office	1	1		—	—		—	—		—	—		—	—

Total offices	150	151		91	94		63	61		53	47		58	59
ATMs	208	214		108	110		87	85		52	45		133	135

	The Commerce Bank of Washington			Other			Consolidated Company

(Amounts in millions)	2002	2001	% Change	2002	2001	% Change	2002	2001	% Change

CONDENSED INCOME STATEMENT
Net interest income	$24.6	21.8	13%	$(15.2)	(21.9)	31%	$1,035.1	$949.8	9%
Noninterest income	1.7	1.2	42	15.6	17.7	(12)	376.8	412.2	(9)

Total revenue	26.3	23.0	14	0.4	(4.2)	110	1,411.9	1,362.0	4
Provision for loan losses	1.1	1.3	(15)	0.8	(0.2)	500	71.9	73.2	(2)
Noninterest expense	10.3	9.4	10	49.3	49.8	(1)	858.9	836.1	3

Income from continuing operations before income taxes and minority interest	14.9	12.3	21	(49.7)	(53.8)	8	481.1	452.7	6
Income tax expense (benefit)	5.3	4.2	26	(23.3)	(33.3)	30	167.7	161.9	4
Minority interest	—	—	—	(2.5)	(5.7)	(56)	(3.7)	(7.8)	(53)

Income from continuing operations	9.6	8.1	19	(23.9)	(14.8)	(61)	317.1	298.6	6
Loss on discontinued operations	—	—	—	(28.4)	(8.4)	(238)	(28.4)	(8.4)	(238)

Income before cumulative effect adjustment	9.6	8.1	19	(52.3)	(23.2)	(125)	288.7	290.2	(1)
Cumulative effect adjustment	—	—	—	(32.4)	—		(32.4)	(7.2)	(350)

Net income (loss)	$9.6	8.1	19%	$(84.7)	(23.2)	(265)%	$256.3	283.0	(9)%

YEAR END BALANCE SHEET DATA
Total assets	$648	529	22%	$(1,793)	(897)	(100)%	$26,566	24,304	9%
Net loans and leases	321	294	9	129	86	50	19,040	17,311	10
Allowance for loan losses	5	4	25	1	—	—	280	260	8
Goodwill, core deposit and other intangibles	—	—	—	—	71	(100)	813	880	(8)
Noninterest-bearing demand deposits	79	66	20	(26)	(9)	(189)	5,117	4,481	14
Total deposits	459	382	20	(1,160)	(728)	(59)	20,132	17,842	13
Common equity	45	38	18	(178)	(192)	7	2,374	2,281	4
PERFORMANCE RATIOS
Return on average assets	1.72%	1.59%					0.97%	1.19%
Return on average common equity	23.28%	22.57%					10.95%	13.28%
Efficiency ratio	38.83%	40.53%					63.40%	61.60%
OTHER INFORMATION
Full-time equivalent employees	54	56		1,345	1,459		8,073	8,124
Domestic offices:
Traditional branches	1	1		—	—		332	326
Banking centers in grocery stores	—	—		—	—		83	86
Foreign office	—	—		—	—		1	1

Total offices	1	1		—	—		416	413
ATMs	—	—		—	—		588	589

Note: The Company initiated a program in 2002 to allocate income between certain of its banking subsidiaries to better match revenues from hedging strategies to the operating units which gave rise to the exposures being hedged. The reduction in net interest income of Zions First National Bank, and the various increases in net interest income at Nevada State Bank, National Bank of Arizona, Vectra Bank Colorado, and The Commerce Bank of Washington, reflect this allocation program.

This page left blank intentionally

2002 compared to 2001. Expenses for 2001 included amortization of goodwill of $16.0 million. Expenses for 2001 also included $5.0 million of merger related expenses related to the acquisition of Eldorado Bancshares, Inc.

NEVADA STATE BANK

Net income for Nevada State Bank (“NSB”) was $43.8 million for 2002 compared to $31.0 million in 2001 and $22.8 million for 2000. Earnings for 2002 include $9.9 million of income included in net interest income allocated under a program initiated by the Company in 2002 as discussed previously. Earnings for 2002 included a provision for loan losses of $4.7 million compared to $10.1 million for both 2001 and 2000. Nonperforming assets for NSB decreased to $1.2 million at December 31, 2002 compared to $2.0 million at December 31, 2001. Net loan and lease charge-offs for 2002 were $4.9 million compared to $2.4 million for 2001. Net loans at year-end 2002 increased 22.1% from 2001 while total deposits increased 9.8%.

NATIONAL BANK OF ARIZONA

Net income for National Bank of Arizona (“NBA”) was $38.6 million for 2002 compared to $32.1 million in 2001 and $30.2 million for 2000. Earnings for 2002 include $10.1 million of income included in net interest income allocated under a program initiated by the Company in 2002 as discussed previously. Net loans increased 10.2% from year-end 2001 to $2.0 billion at year-end 2002 and deposits increased 13.4% to $2.5 billion. In November 2002, NBA completed the acquisition of Frontier State Bank and acquired $52.0 million of loans and $88.0 million of deposits. Excluding these acquired loans and deposits, net loans increased 7.3% and deposits increased 9.4%. The provision for loan and lease losses was $2.0 million for 2002 compared to $1.5 million for 2001 and $3.6 million for 2000. Nonperforming assets for NBA were $11.0 million at December 31, 2002 compared to $11.5 million at December 31, 2001. Net loan and lease charge-offs for 2002 were $0.5 million compared to $0.6 million for 2001.

VECTRA BANK COLORADO

Net income for Vectra Bank Colorado (“Vectra”) was $25.6 million in 2002 compared to $3.4 million in 2001 and $5.8 million in 2000. Earnings for 2002 include $21.9 million of income included in net interest income allocated under a program initiated by the Company in 2002 as discussed previously. The years 2001 and 2000 also included goodwill amortization of $10.5 million in each year. Net loans and leases increased 3.7% from year-end 2001 to $1.9 billion at year-end 2002 and deposits increased 8.3% to $1.9 billion. The provision for loan losses was decreased to $5.0 million for 2002, compared to $9.4 million for 2001 and $9.1 million in 2000. Nonperforming assets for Vectra decreased to $16.0 million at December 31, 2002 compared to $18.8 million at December 31, 2001. Net loan and lease charge-offs for 2002 were $4.7 million compared to $0.9 million for 2001 and $8.9 million for 2000.

THE COMMERCE BANK OF WASHINGTON

Net income for The Commerce Bank of Washington (“Commerce”) was $9.6 million for 2002 compared to $8.1 million in 2001 and $7.9 million in 2000. Earnings for 2002 include $5.1 million of income included in net interest income allocated under a program initiated by the Company in 2002 as discussed previously. Net loans and leases increased 9.0% from year-end 2001 to $321 million at year-end 2002 and deposits increased 20.2% to $459 million. The provision for loan and lease losses was $1.1 million for 2002, compared to $1.3 million for 2001 and $0.8 million in 2000. Nonperforming assets for Commerce increased to $4.3 million at December 31, 2002, compared to $3.4 million at December 31, 2001. Net loan and lease charge-offs for 2002 were $0.8 million, compared to $0.4 million for 2001.

OTHER

Other includes the Parent and other various nonbanking subsidiaries including certain e-commerce and other investment activities. Net losses in the Other category were $84.7 million for 2002, compared to losses of $23.2 million for 2001 and losses of $83.5 million for 2000. The increased loss for 2002 relates primarily to losses of discontinued e-commerce subsidiaries previously discussed and a $32.4 million charge for the cumulative effect adjustment related to goodwill impairment in the e-commerce subsidiaries; see Note 9 of the Notes to Consolidated Financial Statements. The decreased net loss for 2001, compared to 2000, of $60.3 million is mainly due to the recognition during 2000 of a $96.9 million pretax impairment loss on First Security Corporation common stock and $31.0 million of pretax merger expense mainly related to the terminated First Security Corporation merger, offset in part by gains of $23.6 million from the subsequent sale of the First Security Corporation common stock.

In 2002 the Company took a number of actions to revalue and restructure its e-commerce activities in light of continued disappointing results and a difficult market environment. In May 2002 the Company completed the sale of its DST subsidiary to Identrus, LLC for a 33% ownership position in Identrus. DST was a U.S. market leader in providing public key infrastructure (“PKI”) digital signatures for on-line identity authentication. However, market adoption of this technology has been slow. Identrus, a company owned by a global consortium of banks, also provides PKI standards and infrastructure. By selling DST to Identrus, the Company was able to cut its operating losses from this business activity by almost two-thirds, while retaining an ability to benefit financially if the market for identity authentication services develops.

In support of its PKI activities, in 2000 and 2001 the Company acquired several software companies with the objective of hastening the adoption of digital signatures by developing applications using them. These acquisitions became the Company’s subsidiaries, Lexign, Inc. and Phaos Technology Corp. Market declines in the value of all similar software companies led the Company to recognize valuation impairments related to these subsidiaries upon the adoption of SFAS 142 in 2002. More importantly, after the sale of DST, the Company no longer had a strategic rationale to continue the development of digital signature appli-

cations software. As a result, both Lexign and Phaos were down-sized, offered for sale and reclassified as discontinued operations in the third quarter of 2002. Additional write-downs in addition to the impairment charges were taken at this time. In December 2002, the Company completed the sale of Phaos for approximately its revised value. The restructuring of Lexign has resulted in a reduction of its rate of operating losses by about two-thirds. In addition, the Company and Lexign have developed an operating risk management system that it is deploying throughout the Company. This system, called RiskResolve™, is being offered under license to third parties.

In addition to the Company’s e-commerce activities, the Company developed a secure online storage and retrieval product called “Entervault.” Because of poor market response, management ceased further development of Entervault in 2002, resulting in severance costs in the fourth quarter.

In 2000, the Company acquired a 24.9% interest in an investment banking company serving primarily smaller and middle market companies in the West. The strategic intent was to allow the Company and the investment banking company to provide a more complete array of financing products and services to their customers through cross-referrals. While a number of mutually-beneficial referrals have occurred and continue to occur, the overall market for investment banking products and services has declined markedly. As a result, the investment banking company experienced a substantial decline in revenue and incurred significant operating losses. In the third quarter of 2002, the Company took an impairment charge on its investment in the investment banking company to reflect the decline in value attributable to its poor operating results.

The Company continues to invest more selectively in a limited number of new, innovative products and ventures. Most notably the Company has funded the development of NetDeposit, a family of innovative check imaging and clearing products and services for which the Company has sought extensive intellectual property protection. The expenses associated with development of this product were incurred in both ZFNB and the Other segment. The Company is actively marketing NetDeposit’s products and has received significant indications of interest, but it is not yet known if the product will be commercially successful.

INCOME STATEMENT ANALYSIS

NET INTEREST INCOME, MARGIN AND INTEREST RATE SPREADS

Net interest income on a taxable-equivalent basis is the difference between interest earned on assets and interest paid on liabilities, with adjustments made to present income on assets exempt from income taxes comparable to other taxable income. Changes in the mix and volume of earning assets and interest-bearing liabilities, their related yields and overall interest rates have a major impact on earnings. In 2002, taxable-equivalent net interest income provided 73.7% of the Company’s net taxable-equivalent revenues compared to 70.2% for 2001 and 81.0% for 2000. As previously discussed, each of the three years contains unusual or nonrecurring items which had a significant effect on these percentages.

The Company’s taxable-equivalent net interest income increased by 8.9% to $1,056.4 million in 2002 compared to $970.0 million in 2001 and $821.5 million in 2000. The increased level of taxable-equivalent net interest income was driven by a 10.8% and 8.8% growth in average earning assets for 2002 and 2001, respectively.

The net interest margin, the ratio of taxable-equivalent net interest income to average earning assets, was 4.56% in 2002, 4.64% in 2001 and 4.27% in 2000. The decreased margin for 2002 is the result of declining interest rates during 2002 coupled with the Company’s slightly asset-sensitive position. The margin was also affected by the strong deposit growth relative to loan growth for 2002, which resulted in funds being invested in lower-yielding money market investments, particularly in the second half of the year. The significant increase in the margin for 2001 resulted primarily from a more attractive balance sheet composition as well as a major decrease in interest rates, which increased interest income from derivatives used to hedge the portfolio. Average loans and leases increased 13.1% to $18.1 billion for 2002, while average securities declined 2.7% to $3.9 billion, average money market investments increased 29.8% to $1.2 billion, average interest-bearing deposits increased 9.6% to $14.1 billion and average borrowed funds increased 9.0% to $4.9 billion.

Schedule 2 analyzes the average balances, the amount of interest earned or paid, and the applicable rates for the various categories of earning assets and interest-bearing funds that represent the components of taxable-equivalent net interest income. Schedule 3 analyzes the year-to-year changes in net interest income on a fully taxable-equivalent basis for the years shown. In the schedules, the principal amounts of nonaccrual and renegotiated loans have been included in the average loan balances used to determine the rate earned on loans. Interest income on nonaccrual loans is included in income only to the extent that cash payments have been received and not applied to principal reductions. Interest on restructured loans is generally accrued at reduced rates.

The incremental tax rate used for calculating the taxable-equivalent adjustment was 35% for all years presented.

SCHEDULE 2
DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS’ EQUITY
AVERAGE BALANCE SHEETS, YIELDS AND RATES

	2002			2001			2000			1999			1998

(Amounts in millions)	Average balance	Amount of interest[1]	Average rate	Average balance	Amount of interest[1]	Average rate	Average balance	Amount of interest[1]	Average rate	Average balance	Amount of interest[1]	Average rate	Average balance	Amount of interest[1]	Average rate

ASSETS:
Money market investments	$1,199	18.6	1.55%	$924	34.9	3.78%	$1,061	67.4	6.35%	$1,185	67.2	5.67%	$1,629	$92.3	$5.67%
Securities:
Held to maturity	43	2.3	5.34	56	3.4	5.98	3,254	222.1	6.83	3,277	204.6	6.24	2,271	154.8	6.82
Available for sale	3,209	170.0	5.30	3,269	207.2	6.34	685	44.8	6.53	741	42.4	5.72	849	48.6	5.72
Trading account	611	22.1	3.62	647	30.9	4.78	574	36.3	6.32	538	30.1	5.59	430	24.0	5.58

Total securities	3,863	194.4	5.03	3,972	241.5	6.08	4,513	303.2	6.72	4,556	277.1	6.08	3,550	227.4	6.41

Loans:
Loans held for sale	210	9.4	4.50	220	13.1	5.94	192	14.5	7.52	178	12.2	6.85	202	14.3	7.08
Net loans and leases[2]	17,904	1,254.8	7.01	15,795	1,322.6	8.37	13,457	1,259.2	9.36	11,641	1,019.0	8.75	7,430	708.8	9.54

Total loans and leases	18,114	1,264.2	6.98	16,015	1,335.7	8.34	13,649	1,273.7	9.33	11,819	1,031.2	8.72	7,632	723.1	9.47

Total interest-earning assets	23,176	1,477.2	6.37	20,911	1,612.1	7.71	19,223	1,644.3	8.55	17,560	1,375.5	7.83	12,811	1,042.8	8.14

Cash and due from banks	939			821			826			856			657
Allowance for loan losses	(267)			(229)			(203)			(211)			(132)
Goodwill	744			703			572			574			515
Core deposit and other intangibles	98			101			76			81			58
Other assets	1,606			1,513			1,228			1,052			488

Total assets	$26,296			$23,820			$21,722			$19,912			$14,397

LIABILITIES:
Interest-bearing deposits:
Savings and NOW	$2,555	26.5	1.04	$2,060	32.3	1.57	$1,783	40.0	2.24	$1,812	44.1	2.43	$1,338	39.4	2.94
Money market super NOW	8,021	138.1	1.72	7,039	219.3	3.12	6,210	289.4	4.66	5,521	203.6	3.69	3,712	134.5	3.62
Time under $100,000	1,911	62.1	3.25	1,984	98.2	4.95	1,719	87.7	5.10	2,085	98.5	4.72	1,651	85.7	5.19
Time $100,000 and over	1,487	50.5	3.40	1,658	86.5	5.22	1,408	80.4	5.71	1,257	61.1	4.86	894	49.3	5.51
Foreign	106	1.5	1.42	106	2.9	2.79	138	6.3	4.56	165	7.2	4.36	182	8.2	4.51

Total interest-bearing deposits	14,080	278.7	1.98	12,847	439.2	3.42	11,258	503.8	4.48	10,840	414.5	3.82	7,777	317.1	4.08

Borrowed funds:
Securities sold, not yet purchased	394	16.4	4.17	340	17.0	5.01	311	19.7	6.32	271	15.6	5.76	202	10.0	4.95

Federal funds purchased and security repurchase agreements	2,528	39.1	1.55	2,668	95.9	3.59	2,747	159.7	5.81	2,369	108.5	4.58	1,908	90.5	4.74
Commercial paper	359	7.5	2.09	336	14.5	4.30	316	20.7	6.55	194	10.8	5.57	28	1.6	5.71
FHLB advances and other borrowings:
One year or less	533	10.3	1.93	404	21.7	5.37	1,161	76.2	6.56	545	28.5	5.23	63	4.0	6.35
Over one year	240	12.5	5.18	203	11.1	5.44	140	8.5	6.06	76	4.8	6.32	114	6.6	5.79
Long-term debt	874	56.3	6.45	569	42.7	7.51	429	34.2	7.98	453	35.1	7.75	347	29.1	8.39

Total borrowed funds	4,928	142.1	2.88	4,520	202.9	4.49	5,104	319.0	6.25	3,908	203.3	5.20	2,662	141.8	5.33

Total interest-bearing liabilities	19,008	420.8	2.21	17,367	642.1	3.70	16,362	822.8	5.03	14,748	617.8	4.19	10,439	458.9	4.40

Noninterest-bearing deposits	4,522			3,907			3,316			3,249			2,448
Other liabilities	404			385			329			316			196

Total liabilities	23,934			21,659			20,007			18,313			13,083
Minority interest	21			30			40			37			9
Total shareholders’ equity	2,341			2,131			1,675			1,562			1,305

Total liabilities and shareholders’ equity	$26,296			$23,820			$21,722			$19,912			$14,397

Spread on average interest-bearing funds			4.16%			4.01%			3.52%			3.64%			3.74%

Taxable-equivalent net interest income and net yield on interest-earning assets		1,056.4	4.56%		970.0	4.64%		821.5	4.27%		$757.7	4.31%		$583.9	4.56%

1    Taxable-equivalent rates used where applicable.

2    Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

This page left blank intentionally

SCHEDULE 3
ANALYSIS OF INTEREST CHANGES DUE TO VOLUME AND RATE

	2002 over 2001			2001 over 2000

	Changes due to			Changes due to

(Amounts in millions)	Volume	Rate[1]	Total changes	Volume	Rate[1]	Total changes

INTEREST- EARNING ASSETS:
Money market investments	$4.3	(20.6)	(16.3)	(5.2)	(27.3)	(32.5)

Securities:
Held to maturity	(0.7)	(0.4)	(1.1)	(191.2)	(27.5)	(218.7)
Available for sale	(3.2)	(34.0)	(37.2)	163.8	(1.4)	162.4
Trading account	(1.3)	(7.5)	(8.8)	3.5	(8.9)	(5.4)

Total securities	(5.2)	(41.9)	(47.1)	(23.9)	(37.8)	(61.7)

Loans:
Loans held for sale	(0.5)	(3.2)	(3.7)	1.6	(3.0)	(1.4)
Net loans and leases[2]	147.6	(215.4)	(67.8)	196.3	(132.9)	63.4

Total loans	147.1	(218.6)	(71.5)	197.9	(135.9)	62.0

Total interest-earning assets	$146.2	(281.1)	(134.9)	168.8	(201.0)	(32.2)

INTEREST- BEARING LIABILITIES:
Interest-bearing deposits:
Savings and NOW	$5.1	(10.9)	(5.8)	4.3	(12.0)	(7.7)
Money market super NOW	17.0	(98.2)	(81.2)	25.5	(95.6)	(70.1)
Time under $100,000	(2.4)	(33.7)	(36.1)	13.1	(2.6)	10.5
Time $100,000 and over	(5.9)	(30.1)	(36.0)	13.0	(6.9)	6.1
Foreign	-	(1.4)	(1.4)	(0.9)	(2.5)	(3.4)

Total interest-bearing deposits	13.8	(174.3)	(160.5)	55.0	(119.6)	(64.6)

Borrowed funds:
Securities sold, not yet purchased	2.3	(2.9)	(0.6)	1.4	(4.1)	(2.7)
Federal funds purchased and security repurchase agreements	(2.2)	(54.6)	(56.8)	(2.7)	(61.1)	(63.8)
Commercial paper	0.4	(7.4)	(7.0)	0.9	(7.1)	(6.2)
FHLB advances and other borrowings:
One year or less	2.5	(13.9)	(11.4)	(40.7)	(13.8)	(54.5)
Over one year	1.9	(0.5)	1.4	3.4	(0.8)	2.6
Long-term debt	19.6	(6.0)	13.6	10.5	(2.0)	8.5

Total borrowed funds	24.5	(85.3)	(60.8)	(27.2)	(88.9)	(116.1)

Total interest-bearing liabilities	$38.3	(259.6)	(221.3)	27.8	(208.5)	(180.7)

Change in taxable-equivalent net interest income	$107.9	(21.5)	86.4	141.0	7.5	148.5

1      Taxable-equivalent income used where applicable.

2      Net of unearned income and fees. Loans include nonaccrual and restructured loans.

In the analysis of interest changes due to volume and rate, changes due to the volume/rate variance are allocated to volume with the following exceptions: when volume and rate both increase, the variance is allocated proportionately to both volume and rate; when the rate increases and volume decreases, the variance is allocated to rate.

PROVISION FOR LOAN LOSSES

The provision for loan losses reflects management’s judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. See the discussion on allowance for loan losses under Risk Elements. The provision for loan losses was $71.9 million in 2002 compared to $73.2 million in 2001 and $31.8 million in 2000. The provision was .40% of average loans for 2002, .46% in 2001 and .23% for 2000. The increased provision for loan losses for 2002 and 2001 relative to 2000 reflects management’s evaluation of its various portfolios, higher loan losses, statistical trends and other economic factors, and its desire to maintain a strong coverage of nonperforming assets in a continued uncertain economic environment in the markets in which it operates.

NONINTEREST INCOME

Noninterest income comprised 26.3% of net taxable-equivalent revenues in 2002 compared to 29.8% in 2001 and 19.0% in 2000. Noninterest income was $376.8 million in 2002, a decrease of 8.6% from $412.2 for 2001, which was up 114.0% over $192.6 million in 2000. As previously discussed and further described in the following analysis, each of the three years contains unusual or nonrecurring items, which had a significant effect on these percentages. Schedule 4 shows the major components of noninterest income.

SCHEDULE 4
NONINTEREST INCOME

(Amounts in millions)	2002	Percent change	2001	Percent change	2000	Percent change	1999	Percent change	1998

Service charges on deposit accounts	$119.0	17.8%	$101.0	29.0%	$78.3	2.0%	$76.8	25.7%	$61.1
Loan sales and servicing income	70.1	(27.6)	96.8	87.2	51.7	27.7	40.5	(19.6)	50.4
Other service charges, commissions and fees	81.2	11.2	73.0	12.1	65.1	(1.5)	66.1	16.0	57.0
Trust income	18.5	1.1	18.3	0.5	18.2	15.2	15.8	43.6	11.0
Income from securities conduit	20.3	65.0	12.3	6,050.0	0.2	—	—	—	—
Dividends and other investment income	35.5	25.4	28.3	4.8	27.0	51.7	17.8	57.5	11.3
Market making, trading and nonhedge derivative income	39.0	14.4	34.1	237.6	10.1	(12.2)	11.5	25.0	9.2
Equity securities gains (losses), net	(25.3)	(168.0)	37.2	68.3	22.1	(49.9)	44.1	—	—
Fixed income securities gains (losses), net	0.4	110.5	(3.8)	(860.0)	0.5	105.1	(9.9)	(341.5)	4.1
Impairment loss on First Security Corporation common stock	—	—	—	(100.0)	(96.9)	—	—	—	—
Other income	18.1	20.7	15.0	(8.0)	16.3	297.6	4.1	(35.9)	6.4

Total	$376.8	(8.6)%	$412.2	114.0%	$192.6	(27.8)%	$266.8	26.7%	$210.5

As reflected in Schedule 4, service charges for 2002 compared to 2001 increased 17.8% and 2001 service charges increased 29.0% compared to 2000. The increases for both years are mainly the result of the strong deposit growth experienced by the Company and the effect of acquisitions consummated during 2001.

The $26.7 million decrease in loan sales and servicing income for 2002 compared to 2001 results from the Company recording a write-down of approximately $13.6 million during 2002 on capitalized excess servicing related to an auto securitization nonhedge derivative transaction. The $13.6 million fair value of a swap entered into in this transaction was recorded as an asset, and nonhedge derivative income was increased by this amount. The year 2001 included a gain of $12.1 million on the sale of small business loans. See Note 6 of the Notes to Consolidated Financial Statements for additional information on the Company’s securitization programs.

Other service charges, commissions and fees, which include investment, brokerage and fiscal agent fees, fees from ATM usage, insurance commissions, merchant fee income and other miscellaneous fees, increased $8.2 million to $81.2 million, or 11.2% from 2001 and increased 12.1% from 2000. The increases for both years are largely attributable to increased fees from ATM usage and from the Company’s municipal finance operations driven in part by the low interest rate environment.

Income from securities conduit represents liquidity, interest rate agreement, and administrative fees from a qualified special purpose entity securities conduit. The increases in fees for 2002 and 2001 resulted from increases in the conduit’s securities portfolio activity. See Note 6 of the Notes to Consolidated Financial Statements for further information regarding securitization activities and the securities conduit.

Dividends and other investment income consist of income from the Company’s bank-owned life insurance and dividends and equity in earnings from investments in unconsolidated companies. Income from bank-owned life insurance products was $18.9 million for 2002, $16.6 million for 2001 and $11.5 million for 2000 with the increases resulting mainly from increased investments. Income from investments in unconsolidated companies includes dividends from Federal Home Loan Bank investments and equity in earnings of other unconsolidated affiliates and was $16.6 million for 2002, $11.7 million for 2001 and $15.5 million for 2000.

Market making, trading and nonhedge derivative income consists of the following:

(Amounts in millions)	2002	Percent change	2001	Percent change	2000

Market making, trading income	$24.6	33.0%	$18.5	83.2%	$10.1
Nonhedge derivative income	14.4	(7.7)	15.6	—	—

Total	$39.0	14.4%	$34.1	237.6%	$10.1

The Company started an electronic corporate bond trading business in 2001 which has significantly increased trading income. Trading income for 2001 also included $3.3 million in appreciation of held to maturity securities transferred to trading in conjunction with the adoption of SFAS 133 and sold during the first quarter of 2001. Nonhedge derivative income for 2002 includes the $13.6 million of nonhedge derivative income previously discussed with loan sales and servicing income.

Net equity securities losses for 2002 include losses of $28.7 million on write-downs of venture capital investments and a minority interest in an investment banking firm as previously discussed. Net equity security gains for 2001 included gains of $70.8 million from the Concord EFS, Inc. transactions described below and losses of $39.6 million from write-downs of venture capital investments. Net gains for 2000 included gains of $23.6 million on the sale of First Security Corporation common stock and net losses of $3.0 million on venture capital investments.

During 2001, the Company recognized an aggregate gain of $70.8 million in connection with the sale of its equity interest in Star Systems, Inc. to Concord EFS. Consideration received was in the form of restricted securities that were hedged by the Company through a forward sale transaction that was subsequently contributed to an off-balance sheet trust in the approximate amount of $83 million. The transfer of the securities and forward contract to the trust represented a sale of the transferred assets for financial reporting purposes. The forward sale contract was treated as a fair value derivative hedge contract of securities resulting in a $4.3 million gain reported in other income. This transaction is not expected to be material to the Company’s future results of operations and financial position under new rules that apply pursuant to FASB Interpretation No. 46, Consolidation of Variable Interest Entities.

NONINTEREST EXPENSE

The Company’s noninterest expense was $858.9 million in 2002, an increase of 2.7% over $836.1 million in 2001, which was up 15.9% over the $721.3 million in 2000. Schedule 5 shows the major components of noninterest expense.

The increased salaries and benefits for both 2002 and 2001 resulted from enhanced incentive programs that contributed to the Company’s strong loan and deposit growth, increased staffing to handle customer growth, and additional staffing resulting from the acquisitions completed during

SCHEDULE 5
NONINTEREST EXPENSE

(Amounts in millions)	2002	Percent change	2001	Percent change	2000	Percent change	1999	Percent change	1998

Salaries and employee benefits	$478. 0	10.4%	$432.9	24.3%	$348.3	0.5%	$346.7	32.6%	$261.5
Occupancy, net	68.6	7.9	63.6	23.0	51.7	4.7	49.4	47.9	33.4
Furniture and equipment	63.4	4.3	60.8	15.4	52.7	16.1	45.4	18.5	38.3
Legal and professional services	25.4	(17.0)	30.6	55.3	19.7	21.6	16.2	(0.6)	16.3
Postage and supplies	27.6	(0.7)	27.8	26.9	21.9	(4.4)	22.9	—	22.9
Advertising	20.6	(7.6)	22.3	(12.2)	25.4	37.3	18.5	46.8	12.6
Merger related expense	—	(100.0)	7.3	(84.0)	45.5	64.3	27.7	(27.3)	38.1
Restructuring charges	3.3	—	—	—	—	—	—	—	—
Impairment losses on long-lived assets	4.9	—	—	—	—	—	—	—	—
Amortization of goodwill	—	(100.0)	31.5	20.2	26.2	6.9	24.5	21.9	20.1
Amortization of core deposit and other intangibles	13.4	4.7	12.8	11.3	11.5	(1.7)	11.7	(0.8)	11.8
Other expenses	153.7	4.9	146.5	23.7	118.4	(0.3)	118.8	16.5	102.0

Total	$858.9	2.7%	$836.1	15.9%	$721.3	5.8%	$681.8	22.4%	$557.0

2002 and 2001. The Company also increased staffing in 2002 to prepare for planned conversions of all subsidiary banks to common operating platforms. Employee benefit costs for both 2002 and 2001 also increased significantly, because of increased retirement plan expenses and employee health plan cost increases, as shown below:

(Amounts in millions)	2002	Percent change	2001	Percent change	2000

Salaries and bonuses	$403.4	10.1%	$366.3	20.0%	$305.2

Benefits:
Employee health and insurance	26.5	22.7	21.6	46.9	14.7
Retirement	20.2	11.6	18.1	293.5	4.6
Payroll taxes and other	27.9	3.7	26.9	13.0	23.8

Total benefits	74.6	12.0	66.6	54.5	43.1

Total salaries and employee benefits	$478.0	10.4%	$432.9	24.3%	$348.3

Legal and professional services decreased $5.2 million compared to 2001, which were up $10.9 million from 2000. The large increase for 2001 resulted mainly from increased expenditures related to consolidating back-office functions, enhancing e-commerce and other technological capabilities, legal and accounting fees related to the nonpublic investee transactions, and other projects to improve operational efficiencies and enhance revenues. Expenses remained relatively high for 2002 as the Company continued its efforts to consolidate back-office functions and initiated projects to streamline operations and improve procurement functions.

The increases in occupancy, furniture and equipment expense and other expenses for 2002 compared to 2001 reflect the effects of the 2002 and 2001 acquisitions, the significant internal growth experienced by the Company, upgrades to back-office facilities in preparation for the conversion to common operating platforms for all subsidiary banks, and increased expenditures in selected areas to enhance revenue growth. The significant increases in occupancy and furniture and equipment expense for 2001 compared to 2000 resulted primarily from the addition of office facilities, installation of personal computers and local area networks, and expenses related to technology initiatives including Internet security and authentication systems. The decreases in advertising expense for 2002 and 2001 reflect a return to more normal levels of advertising following a year of significantly increased expenditures in 2000 to reestablish the Company’s presence in critical markets subsequent to the terminated merger with First Security Corporation.

During 2002, the Company incurred restructuring charges of $3.3 million related to several cost saving steps taken by the Company, as part of its announced intent, discussed previously, to take $50 million out of the annual run-rate of expenses. These included branch closings in Utah and Colorado, and restructuring of trust operations and administrative functions. The Company also incurred impairment losses of $4.9 million during 2002 on certain software related to e-commerce activity. These losses also were related to the Company’s expense reduction efforts. See Note 15 of the Notes to Consolidated Financial Statements for additional information on these restructuring and impairment charges.

On December 31, 2002, the Company had 8,073 full-time equivalent employees and 415 domestic offices compared to 8,124 employees and 412 offices at year-end 2001 and 6,915 employees and 373 offices at year-end 2000.

DISCONTINUED OPERATIONS

As discussed previously under “Business Segment Results – Other,” during the third quarter of 2002, the Company decided to discontinue the operations of two e-commerce subsidiaries. The Company determined that its plan to restructure and offer all or part of these subsidiaries for sale met the held for sale and discontinued operations criteria of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In December 2002, one of the subsidiaries, Phaos Technology Corp., was sold. See Note 15 of the Notes to Consolidated Financial Statements for additional information regarding the discontinued operations and related impairment losses recognized.

The loss from discontinued subsidiaries increased to $28.5 million for 2002 compared to $8.4 million for 2001. The loss from operations of discontinued subsidiaries increased to $18.3 million for 2002 compared to $12.5 million for 2001. The main reason for the increased loss from operations is that one of the e-commerce companies was not acquired until the third quarter of 2001 so the year 2001 does not include a full year of operations. As explained in Note 15 of the Notes to Consolidated Financial Statements, during 2002 the Company also recognized an impairment loss of $28.7 million related to these discontinued operations.

INCOME TAXES

The Company’s income tax expense on continuing operations for 2002 was $167.7 million compared to $161.9 million in 2001 and $79.7 million in 2000. The Company’s effective income tax rate was 34.9% in 2002, 35.8% in 2001 and 32.8% in 2000. The lower effective tax rate for 2002 is mainly due to higher book income resulting from the non-amortization of goodwill. The lower effective tax rate for 2000 resulted mainly from a higher percentage of nontaxable income and lower nondeductible merger-related expenses.

BALANCE SHEET ANALYSIS

EARNING ASSETS

Earning assets consist of money market investments, securities and loans. A comparative average balance sheet report, including earning assets, is presented in Schedule 2. Average earning assets increased 10.8% to $23,176 million in 2002 compared to $20,911 million in 2001. Average earning assets comprised 88.1% of total average assets in 2002 compared with 87.8% in 2001. Average earnings assets were 91.1% of average tangible assets in 2002 compared to 90.9% in 2001.

Average money market investments, consisting of interest-bearing deposits, federal funds sold and security resell agreements, increased 29.8% to $1,199 million in 2002 compared to $924 million in 2001. This increase resulted from a significant acceleration in the rate of deposit growth, particularly in the second half of the year, which outpaced the Company’s increase in loans and lease assets. Average portfolio securities decreased 2.7% to $3,863 million in 2002, compared to $3,972 million in 2001. Average trading account securities decreased 5.6% to $611 million.

Average net loans and leases, including loans held for sale, increased 13.1% to $18,114 million in 2002 compared to $16,015 million in 2001, representing 78.2% of average earning assets in 2002 compared to 76.6% in 2001. Average net loans and leases were 97.4% of average total deposits in 2002, as compared to 95.6% in 2001.

INVESTMENT SECURITIES PORTFOLIO

Schedule 6 presents the Company’s year-end investment securities on December 31, 2002, 2001, and 2000. Schedule 7 presents the Company’s maturities and average yields on securities on December 31, 2002. See Notes 1,4 and 7 of the Notes to Consolidated Financial Statements for additional information about securities.

SCHEDULE 6
INVESTMENT SECURITIES PORTFOLIO

	December 31,

	2002		2001		2000

(Amounts in millions)	Amortized cost	Estimated market value	Amortized cost	Estimated market value	Amortized cost	Estimated market value

HELD TO MATURITY:
U.S. Treasury securities	$—	—	—	—	1	1
U.S. government agencies and corporations:
Small Business Administration loan-backed securities	—	—	—	—	560	563
Other agency securities	—	—	—	—	1,269	1,285
States and political subdivisions	—	—	—	—	292	296
Mortgage-backed securities	—	—	79	80	1,003	1,008

	—	—	79	80	3,125	3,153

AVAILABLE FOR SALE:
U.S. Treasury securities	44	47	61	63	51	52
U.S. government agencies and corporations:
Small Business Administration loan-backed securities	752	756	674	674	—	—
Other agency securities	299	302	769	781	94	94
States and political subdivisions	640	645	505	514	185	190
Mortgage/asset-backed and other debt securities	1,187	1,208	960	969	274	273

	2,922	2,958	2,969	3,001	604	609

Equity securities:
Mutual funds	317	321	266	267	159	160
Stock	15	25	10	16	18	13

	332	346	276	283	177	173

	3,254	3,304	3,245	3,284	781	782

Total	$3,254	3,304	3,324	3,364	3,906	3,935

SCHEDULE 7
MATURITIES AND AVERAGE YIELDS ON SECURITIES
ON DECEMBER 31, 2002

	Total securities		Within one year		After one but within five years		After five but within ten years		After ten years

(Amounts in millions)	Amount	Yield*	Amount	Yield*	Amount	Yield*	Amount	Yield*	Amount	Yield*

AVAILABLE FOR SALE:
U.S. Treasury securities	$44	4.9%	$24	3.3%	$20	6.8%	—		—
U.S. government agencies and corporations:
Small Business Administration loan-backed securities	752	4.6	170	4.6	379	4.6	$153	4.6%	$50	4.6%
Other agency securities	299	4.9	112	1.8	12	5.8	16	7.4	159	6.8
States and political subdivisions	640	8.1	89	7.6	175	7.9	204	8.1	172	8.5
Mortgage/asset-backed and other debt securities	1,187	5.8	256	5.8	584	5.8	250	5.8	97	5.8

	2,922	5.9	651	5.0	1,170	5.8	623	6.3	478	7.0

Equity securities:
Mutual funds	317	2.1	212	1.0	—		—		105	4.4
Stock	15	—	—		—		—		15	—

	332	2.0	212	1.0	—		—		120	3.9

Total	$3,254	5.5%	$863	4.0%	$1,170	5.8%	$623	6.3%	$598	6.3%

*  Taxable-equivalent rates used where applicable.

LOAN PORTFOLIO

During 2002, the Company consummated sales of automobile loans, credit card receivables, home equity credit lines, small business loans, low loan-to-value commercial mortgages and Federal Agricultural Mortgage Corporation (“Farmer Mac”) loans totaling $1,344 million, compared to securitized loan sales of $1,685 million during 2001. In December 2002, the Company repurchased at fair value from securitizations $361.7 million of automobile loans and $68.5 million of credit card receivables. During 2002, the Company also sold $567 million of long-term residential mortgage loans, small business loans, Farmer Mac loans and student loans classified as held for sale compared to $610 million sold during 2001. After these sales and repurchases, gross on-balance-sheet loans and leases at December 31, 2002 totaled $19,133 million, an increase of 9.9% compared to $17,413 million at December 31, 2001.

Schedule 8 sets forth the amount of loans outstanding by type on December 31 for the years indicated and the maturity distribution and sensitivity to changes in interest rates of the portfolio on December 31, 2002.

During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.

SCHEDULE 8
LOAN PORTFOLIO BY TYPE AND MATURITY

	December 31, 2002

(Amounts in millions)	One year or less	One year through five years	Over five years	Total	December 31, 2001

Loans held for sale	$5	118	166	289	298
Commercial lending:
Commercial and industrial	2,062	1,330	732	4,124	3,921
Leasing	25	248	111	384	421
Owner occupied	337	451	2,230	3,018	2,344

Total commercial lending	2,424	2,029	3,073	7,526	6,686

Commercial real estate:
Construction	2,028	848	71	2,947	2,874
Term	372	1,146	1,657	3,175	3,027

Total commercial real estate	2,400	1,994	1,728	6,122	5,901

Consumer:
Home equity credit line	90	27	534	651	401
1-4 family residential	288	352	2,569	3,209	3,173
Bankcard and other revolving plans	95	109	1	205	126
Other	150	655	195	1,000	707

Total consumer	623	1,143	3,299	5,065	4,407

Foreign loans	—	2	3	5	14
Other receivables	108	14	4	126	107

Total loans	$5,560	5,300	8,273	19,133	17,413

Loans maturing in more than one year:
With fixed interest rates		$2,478	3,246	5,724
With variable interest rates		2,822	5,027	7,849

Total		$5,300	8,273	13,573

During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.

	December 31,

(Amounts in millions)	2000	1999	1998

Loans held for sale	$181	205	232
Commercial, financial and agricultural	3,615	3,036	2,844
Loans secured by real estate:
Construction	2,273	1,722	960
Other:
Home equity credit line	263	232	232
1-4 family residential	2,911	2,503	2,207
Other real estate-secured	4,190	4,168	3,894

	9,637	8,625	7,293

Consumer:
Bankcard and other revolving plans	135	107	99
Other	472	490	472

	607	597	571

Lease financing	317	275	214

Foreign loans	26	53	44

Other receivables	75	62	72

Total loans	$14,458	12,853	11,270

SOLD LOANS BEING SERVICED

On December 31, 2002, conforming long-term first mortgage real estate loans serviced for others amounted to $342 million, compared to $364 million on December 31, 2001, and $198 million on December 31, 2000. Consumer and other loan securitizations serviced totaled $2,476 million, $2,648 million, and $1,750 million on December 31, 2002, 2001 and 2000, respectively. Schedule 9 summarizes the Company’s sales and outstanding balances in its sold loans being serviced portfolio (excluding conforming long-term first mortgage real estate loans). See Notes 1 and 6 of the Notes to Consolidated Financial Statements for additional information on asset securitizations.

As of December 31, 2002, the Company had assets of $244 million recorded on its balance sheet related to the $2,476 million of loans sold to securitized trusts. The Company does not control nor have any equity interests in the trusts. However, as is common with securitized transactions, the Company has retained subordinated interests of $133 million representing the Company’s junior position to other investors in the securities. The capitalized residual cash flows (sometimes called “excess servicing”) of $111 million principally represent the present value of excess cash flows over the life of the sold loans. These excess cash flows are subject to prepayment risk. See Note 6 of the Notes to Consolidated Financial Statements.

SCHEDULE 9
SOLD LOANS BEING SERVICED

	2002		2001		2000

(Amounts in millions)	Sales	Outstanding at year-end	Sales	Outstanding at year-end	Sales	Outstanding at year-end

Auto loans	$245	—	206	312	164	310
Home equity credit lines	362	447	308	349	248	312
Bankcard receivables	197	—	259	79	169	61
Nonconforming residential real estate loans	—	80	281	222	—	—
Home refinance loans	—	—	—	—	—	6
Small business loans	443	1,351	447	1,079	494	722
SBA 7(a) loans	16	194	76	237	1	52
Farmer Mac	81	404	108	370	65	287

Total	$1,344	2,476	1,685	2,648	1,141	1,750

	Residual interests on balance sheet at December 31, 2002			Residual interests on balance sheet at December 31, 2001

	Subordinated retained interests	Capitalized residual cash flows	Total	Subordinated retained interests	Capitalized residual cash flows	Total

Auto loans	$—	—	—	20	19	39
Home equity credit lines	11	9	20	9	10	19
Bankcard receivables	—	—	—	3	1	4
Nonconforming residential real estate loans	3	2	5	3	7	10
Home refinance loans	—	—	—	—	—	—
Small business loans	119	93	212	93	74	167
SBA 7(a) loans	—	2	2	—	2	2
Farmer Mac	—	5	5	—	3	3

Total	$133	111	244	128	116	244

OTHER NONINTEREST BEARING INVESTMENTS

At December 31, 2002, the Company had $602 million of other noninterest bearing investments compared to $616 million at December 31, 2001. At year-end 2002, these investments included $348 million of bank-owned life insurance, $94 million of Federal Home Loan Bank and Federal Reserve stock, $71 million of investments in non-public ventures through four Small Business Investment Companies and $89 million of investments in other unconsolidated publicly traded and nonpublic companies accounted for using the equity method of accounting.

The following table presents certain information regarding the publicly traded companies accounted for using the equity method:

			December 31, 2002

(Amounts in millions)	Symbol	Exchange	Carrying value	Market value	Unrealized gain (loss)

COMPANY
Federal Agricultural Mortgage Corporation (Farmer Mac)	AGM/A	NYSE	$4	7	3
Federal Agricultural Mortgage Corporation (Farmer Mac)	AGM	NYSE	20	46	26
ICAP plc (Garban - Intercapital PLC)	IAP.L	London Stock	32	92	60
		Exchange
MACC Private Equities, Inc.	MACC	NASDAQ	3	2	(1)

Total publicly traded equity investments			$59	147	88

DEPOSITS AND BORROWED FUNDS

Total deposits increased 12.8% to $20,132 million on December 31, 2002, as compared to $17,842 million on December 31, 2001. Comparing December 31, 2002 to December 31, 2001, demand deposits increased 14.2% and savings and money market deposits increased 22.6%. Time deposits under $100,000 decreased 14.0% and time deposits $100,000 and over decreased 15.8%.

As derived from Schedule 2, total average deposits increased 11.0% to $18,602 million in 2002 from $16,754 million in 2001. Average noninterest-bearing deposits increased 15.7%, average savings and NOW deposits increased 24.0%, and average money market and super NOW deposits increased 14.0%. Average time deposits under $100,000 decreased 3.7% and average time deposits $100,000 and over decreased 10.4% from 2001.

See Notes 11, 12 and 13 of the Notes to Consolidated Financial Statements and the discussion under Liquidity Risk Management for information on borrowed funds.

CAPITAL

The Company’s basic financial objective is to consistently produce superior risk-adjusted returns on its shareholders’ capital. The Company believes that a strong capital position is vital to continued profitability and to promote depositor and investor confidence. The Company’s goal is to steadily achieve a high return on shareholders’ equity, while at the same time maintaining “risk-based capital” of not less than the “well-capitalized” threshold, as defined by federal banking regulators. See Note 20 of the Notes to Consolidated Financial Statements for additional information on risk-based capital.

Total shareholders’ equity on December 31, 2002 was $2,374 million, an increase of 4.1% over total shareholders’ equity of $2,281 million on December 31, 2001. The Company’s capital ratios are as follows at December 31, 2002 and 2001:

	December 31,

	2002	2001

Tangible common equity ratio	6.06%	5.98%
Average common equity to average assets	8.90	8.95

Risk-based capital ratios:
Tier 1 leverage	7.56	6.56
Tier 1 risk-based capital	9.26	8.25
Total risk-based capital	12.94	12.20

The Company repurchased and retired 2,393,881 shares of its common stock at a cost of $113.2 million in 2002, 883,240 shares at a cost of $46.5 million in 2001 and 80,174 shares at a cost of $3.9 million in 2000. At December 31, 2002, the Company had authorization to repurchase an additional $27.6 million of common stock under its share repurchase program.

The U.S. federal bank regulatory agencies’ risk-capital guidelines are based upon the 1988 capital accord of the Basel Committee on Banking Supervision (the “BIS”). The

BIS is a committee of central banks and bank supervisors / regulators from the major industrialized countries that develops broad policy guidelines that each country’s supervisors can use to determine the supervisory policies they apply. In January 2001, the BIS released a proposal to replace the 1988 capital accord with a new capital accord that would set capital requirements for operational risk and refine the existing capital requirements for credit risk and market risk exposures. Operational risk is defined to mean the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. The 1988 capital accord does not include separate capital requirements for operational risk. The events of September 11, 2001 demonstrate the importance for financial institutions to manage operational risks. The BIS proposal outlines several alternatives for capital assessment of operational risks, including two standardized approaches and an “internal measurement approach” tailored to individual institutions’ circumstances. Revisions to the proposals were made in 2002 and are still under consideration by the BIS. The BIS has stated that its objective is to finalize a new capital accord in the fourth quarter of 2003 and for member countries to implement the new accord at year-end 2006. The ultimate timing for the new accord and the specifics of capital assessments for addressing operational risk are uncertain. However, the Company expects that a new capital accord addressing operational risk will eventually be adopted by the BIS and implemented by the U.S. federal bank regulatory agencies. The Company is evaluating what effect the new capital requirements that may arise out of a new BIS capital accord may have on its minimum capital requirements.

DIVIDENDS

Dividends per share were $.80 for each of the years 2002 and 2001, and $.89 for 2000. Dividends were $.29 for the first quarter of 2000 and were reduced to $.20 for the second quarter of 2000 and remained at $.20 through the fourth quarter of 2002. In January 2003, the Company’s Board of Directors approved an increase in the quarterly dividend to $.21 per share.

FOREIGN OPERATIONS

Zions First National Bank opened a foreign branch in Grand Cayman, Grand Cayman Islands, B.W.I. in 1980. The branch accepts deposits from qualified customers. Foreign deposits at December 31, 2002, 2001 and 2000 totaled $191 million, $133 million and $136 million, respectively, and averaged $106 million for 2002, $106 million for 2001 and $138 million for 2000. See Schedule 8 for details of foreign loans outstanding.

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

Another aspect of the Company’s credit risk management strategy is the diversification of the loan portfolio. At year-end 2002, 39% of the Company’s portfolio was in commercial lending, of which 55% were commercial and industrial loans, 40% were owner occupied properties and 5% were lease financing. Commercial real estate loans were 32% of total loans with 52% of the commercial real estate loans being term and 48% being construction. Consumer loans represented 26% of total loans and 63% of consumer loans were 1-4 family residential, 13% were home equity credit lines, 4% were bankcard and other revolving plans, and 20% were other consumer loans. Loans held for sale were 2% of year-end loans and other loans were 1%.

As reflected in the following table, the commercial real estate loan portfolio is also well diversified by property type and collateral location:

COMMERCIAL REAL ESTATE PORTFOLIO BY PROPERTY TYPE AND COLLATERAL LOCATION REPRESENTS PERCENTAGES BASED UPON OUTSTANDING COMMERCIAL REAL ESTATE LOANS

ON DECEMBER 31, 2002

Collateral Location	Arizona	Northern California	Southern California	Nevada	Colorado	Utah	Washington	Other	Total	Product as % of loan type	Product as % of total CRE

Commercial term:
Industrial	1.24%	0.56	2.51	0.04	0.34	0.28	0.12	0.29	5.37	10.2	5.4
Office	2.18	1.17	3.00	3.08	1.80	1.77	0.18	0.38	13.56	25.7	13.6
Retail	2.09	1.51	4.27	1.25	0.71	0.42	0.10	0.69	11.03	20.9	11.0
Hotel/motel	0.91	0.45	1.10	0.57	0.60	1.27	0.21	1.25	6.37	12.1	6.4
A&D	0.55	0.02	0.09	0.20	0.27	0.23	0.12	0.08	1.56	3.0	1.6
Medical	0.82	0.03	0.80	0.64	0.12	0.14	0.00	0.00	2.55	4.8	2.6
Recreation/restaurant	0.45	0.21	0.32	0.16	0.09	0.06	0.00	0.12	1.42	2.7	1.4
Multifamily	0.60	0.28	1.37	0.62	0.56	0.92	0.19	0.31	4.86	9.2	4.9
Other	0.70	0.52	1.43	0.90	0.58	1.01	0.06	0.85	6.04	11.4	6.0
Total commercial term	9.55	4.75	14.89	7.45	5.06	6.11	0.99	3.97	52.77	100.0	52.8

Residential construction:
Single family housing	3.74	0.78	3.21	0.70	2.91	3.77	0.58	0.70	16.40	34.7	16.4
Land acquisition & development	2.15	1.62	1.90	0.22	0.47	0.28	0.18	0.50	7.32	15.5	7.3
Total residential construction	5.89	2.41	5.10	0.92	3.39	4.05	0.75	1.20	23.72	50.2	23.7

Commercial construction:
Industrial	0.56	0.00	0.36	0.26	0.48	0.18	0.01	0.26	2.11	4.5	2.1
Office	0.46	0.92	1.93	0.99	0.41	1.15	0.61	0.11	6.58	13.9	6.6
Retail	1.87	0.00	1.50	1.99	0.15	0.87	0.36	0.10	6.83	14.5	6.8
Hotel/motel	0.00	0.44	0.28	0.29	0.12	0.21	0.21	0.16	1.71	3.6	1.7
A&D	0.43	0.18	0.27	0.60	0.08	0.19	0.11	0.03	1.88	4.0	1.9
Medical	0.30	0.00	0.19	0.03	0.00	0.04	0.01	0.00	0.57	1.2	0.6
Recreation/restaurant	0.05	0.00	0.19	0.00	0.00	0.00	0.00	0.00	0.24	0.5	0.2
Other	0.03	0.01	0.12	0.20	0.21	0.11	0.15	0.05	0.87	1.8	0.9
Apartments	0.58	0.11	0.75	0.00	0.62	0.00	0.09	0.55	2.72	5.8	2.7
Total commercial construction	4.29	1.67	5.59	4.35	2.08	2.74	1.55	1.26	23.51	49.8	23.5
Total construction	10.18	4.07	10.69	5.27	5.46	6.80	2.30	2.46	47.23	100.0	47.2
Total commercial real estate	19.73%	8.82	25.58	12.72	10.52	12.90	3.29	6.43	100.00

Note: Excludes approximately $223 million of unsecured loans outstanding, but related to the real estate industry.

The Company’s concentration in owner occupied commercial loans is in part mitigated by its emphasis on lending programs sponsored by the Small Business Administration, which carries the preponderance of credit risk on these types of loans. In addition, the Company attempts to avoid the risk of an undue concentration of credits in a particular industry, trade group or property type. See Note 5 of the Notes to Consolidated Financial Statements for further information on concentrations of credit risk. The Company has no significant exposure to highly leveraged transactions. Most of the Company’s business activity is with customers located within the states of Utah, Idaho, California, Nevada, Arizona, Colorado, and Washington. Also, the Company does not have significant exposure to any individual customer or counterparty.

NONPERFORMING ASSETS

Nonperforming assets include nonaccrual loans, restructured loans and other real estate owned. Loans are generally placed on nonaccrual status when the loan is 90 days or more past due as to principal or interest, unless the loan is well secured and in the process of collection. Consumer loans are normally not placed on a nonaccrual status, inasmuch as they are generally charged off when they become 120 days past due. Loans may be restructured to provide a reduction or deferral of interest or principal payments when the financial condition of the borrower deteriorates and requires that the borrower be given temporary or permanent relief from the original contractual terms of the credit. Other real estate owned is primarily acquired through or in lieu of foreclosure on credits secured by real estate.

The Company’s nonperforming assets were $116 million on December 31, 2002, down from $120 million on December 31, 2001. Such nonperforming assets as a percentage of net loans and leases, other real estate owned and other nonperforming assets were .61% on December 31, 2002, compared to .69% on December 31, 2001.

Accruing loans past due 90 days or more totaled $37 million on December 31, 2002, down from $46 million on December 31, 2001. These loans equaled .20% of net loans and leases on December 31, 2002, as compared to .27% on December 31, 2001.

The Company’s total recorded investment in impaired loans included in nonaccrual loans and leases amounted to $44 million and $80 million on December 31, 2002 and 2001, respectively. Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. The amount of the impairment is measured based on the present value of expected cash flows, the observable market price of the loan, or the fair value of the collateral. Impairment amounts are included in the allowance for loan losses through a provision for loan losses. Included in the allowance for loan losses on December 31, 2002 and 2001, is an allowance of $7 million and $18 million, respectively, on $20 million and $20 million, respectively, of the recorded investment in impaired loans. See Note 5 of the Notes to Consolidated Financial Statements for additional information on impaired loans.

SCHEDULE 10
NONPERFORMING ASSETS

(Amounts in millions)	December 31,

	2002	2001

Nonaccrual loans:
Commercial lending:
Commercial and industrial	$29	40
Leasing	11	6
Owner occupied	14	18
Commercial real estate:
Construction	7	12
Term	4	20
Consumer:
Real estate	11	9
Other	4	2
Other	2	2
Restructured loans:
Commercial real estate:
Construction	1	1
Term	1	—
Other real estate owned:
Commercial, financial and agricultural:
Improved	23	4
Unimproved	3	2
Residential, 1-4 Family	6	4

Total	$116	120

% of net loans and leases* and other real estate owned	0.61%	0.69%
Accruing loans past due 90 days or more:
Commercial lending	$13	22
Commercial real estate	10	13
Consumer	12	11
Other receivables	2	—

Total	$37	46

% of net loans* and leases	0.20%	0.27%

During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.

	December 31,

(Amounts in millions)	2000	1999	1998

Nonaccrual loans:
Commercial, financial and agricultural	$20	29	12
Real estate	34	34	39
Consumer	2	1	1
Lease financing	2	1	3
Other	—	—	—
Restructured loans:
Commercial, financial and agricultural	2	—	—
Real estate	1	1	5
Other real estate owned:
Commercial, financial and agricultural:
Improved	6	5	—
Unimproved	2	3	—
Residential, 1-4 Family	2	1	2
Other	—	—	3

Total	$71	75	65

% of net loans* and leases, other real estate owned and other nonperforming assets	0.49%	0.58%	0.58%
Accruing loans past due 90 days or more:
Commercial, financial and agricultural	$8	4	5
Real estate	18	15	20
Consumer	1	2	1

Total	$27	21	26

% of net loans* and leases	0.19%	0.16%	0.23%

* Includes loans held for sale.

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

Although management has allocated a portion of the allowance to specific loan categories using the methods described, the adequacy of the allowance must be considered in its entirety. To mitigate the imprecision in most estimates of expected credit losses, the allocated component of the allowance is supplemented by an unallocated component. The unallocated portion of the allowance includes management’s judgmental determination of the amounts necessary for subjective factors such as economic uncertainties and concentration risks. Accordingly, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period. On December 31, 2002, the allowance for loan losses includes an allocation of $10 million related to commitments to extend credit on loans for which the Company could separate the credit risk from that of any related loans on the balance sheet and for standby letters of credit. Schedule 11 provides a breakdown of the allowance for loan losses by loan category and Schedule 12 summarizes loan loss experience.

SCHEDULE 11
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
ON DECEMBER 31

	2002		2001

(Amounts in millions)	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance

TYPE OF LOAN
Loans held for sale	1.5%	$2	1.7%	$2
Commercial lending	39.3	132	38.5	123
Commercial real estate	32.0	91	33.9	89
Consumer	26.5	42	25.3	35
Other receivables	0.7	2	0.6	2

Total loans	100.0%		100.0%

Off-balance sheet unused commitments and stand by letters of credit		10		8

Total allocated		279		259
Unallocated		1		1

Total allowance for loan losses		$280		$260

During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.

	2000		1999		1998

(Amounts in millions)	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance

TYPE OF LOAN
Loans held for sale	1.3%	$—	1.6%	$—	2.1%	$—
Commercial, financial and agricultural	25.1	57	23.8	46	25.4	83
Real estate	66.7	110	67.4	100	64.9	52
Consumer	4.2	9	4.6	12	5.1	12
Lease financing	2.2	4	2.1	6	1.9	6
Other receivables	0.5	—	0.5	—	0.6	—

Total loans	100.0%		100.0%		100.0%

Off-balance sheet unused commitments and standby letters of credit		14		23		20

Total allocated		194		187		173
Unallocated		2		17		40

Total allowance for loan losses		$196		$204		$213

SCHEDULE 12
SUMMARY OF LOAN LOSS EXPERIENCE

(Amounts in millions)	2002	2001

Loans* and leases outstanding on December 31, (net of unearned income)	$19,040	17,311

Average loans* and leases outstanding (net of unearned income)	$18,114	16,015

Allowance for loan losses:
Balance at beginning of year	$260	196
Allowance of companies acquired	1	30
Allowance associated with repurchased revolving securitized loans	10	—
Provision charged against earnings	72	73
Loans and leases charged-off:
Commercial lending	(54)	(37)
Commercial real estate	(10)	(4)
Consumer	(20)	(14)

Total	(84)	(55)

Recoveries:
Commercial lending	14	11
Commercial real estate	3	1
Consumer	4	4

Total	21	16

Net loan and lease charge-offs	(63)	(39)

Balance at end of year	$280	260

Ratio of net charge-offs to average loans and leases	0.35%	0.24%
Ratio of allowance for loan losses to loans and leases outstanding on December 31,	1.47%	1.50%
Ratio of allowance for loan losses to nonperforming loans on December 31,	332.37%	236.65%
Ratio of allowance for loan losses to nonaccrual loans and accruing loans past due 90 days or more on December 31,	234.14%	168.23%

During 2002 the Company changed the classification of loans to more appropriate presentation categories. Information to reclassify the loans to the new categories for periods prior to 2001 is not available.

(Amounts in millions)	2000	1999	1998

Loans* and leases outstanding on December 31, (net of unearned income)	$14,378	12,791	11,219

Average loans* and leases outstanding (net of unearned income)	$13,649	11,819	7,632

Allowance for loan losses:
Balance at beginning of year	$204	213	89
Allowance of companies acquired	2	3	126
Provision charged against earnings	32	18	14
Loans and leases charged-off:
Commercial, financial and agricultural	(38)	(32)	(9)
Real estate	(4)	(3)	(6)
Consumer	(9)	(9)	(9)
Lease financing	(2)	(2)	(1)

Total	(53)	(46)	(25)

Recoveries:
Commercial, financial and agricultural	6	6	3
Real estate	1	7	3
Consumer	3	3	3
Lease financing	1	—	—

Total	11	16	9

Net loan and lease charge-offs	(42)	(30)	(16)

Balance at end of year	$196	204	213

Ratio of net charge-offs to average loans and leases	0.31%	0.25%	0.21%
Ratio of allowance for loan losses to loans and leases outstanding on December 31,	1.36%	1.60%	1.89%
Ratio of allowance for loan losses to nonperforming loans on December 31,	320.69%	310.87%	354.94%
Ratio of allowance for loan losses to nonaccrual loans and accruing loans past due 90 days or more on December 31,	229.35%	238.07%	264.20%

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

Interest rate risk is the most significant market risk regularly incurred by the Company. This risk is monitored through the use of two complementary measurement methods: duration of equity and income simulation. Duration of equity is a measure of changes in the market value of equity in response to changes in interest rates. Income simulation analyzes the change in income in response to changes in interest rates. The Company uses the asset-liability management system marketed by QRM both in measuring duration and income simulation. In general the Company’s interest rate risk management practices seek to not take positions with regard to either duration or income simulation that seek to benefit from a particular forecast of interest rate changes, and under most circumstances to maintain a slightly “asset sensitive” position. An “asset sensitive” position is one in which net interest income would increase if interest rates increase. In a rising rate environment management believes that the market cost of equity, or implied rate at which future earnings are discounted, also would tend to rise. Therefore, it seeks to have increased net interest income in a rising environment in order to mitigate declines in the market value of equity due to higher discount rates.

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

Both of these measures require that management measure a number of variables and make assumptions regarding loan and security prepayments, early deposit withdrawals, and other imbedded options and noncontrollable events in managing the Company’s exposure to changes in interest rates. The year 2002 was a particularly difficult year to manage exposure to interest rate risk. Rates declined to multi-decade lows, triggering several waves of long-term debt refinancing of all types. Increased volatility and generally declining prices in equity markets appear to have caused equity investors to reallocate some of their investments to less risky and more liquid instruments, including insured bank deposits. The Company traditionally has been a net buyer of funds and seller of securitized assets. However, in the fourth quarter of 2002 the Company briefly became a net seller of $1.3 billion of Fed Funds, which led to reducing its off-balance sheet securitization activity. As a result of the increased uncertainty about the maturity and repricing characteristics of both deposits and loans the Company estimates ranges of duration and income simulation under a variety of assumptions and scenarios. The interest rate risk position is actively managed and changes daily as the inter-

est rate environment changes; therefore, positions at the end of any period may not be reflective of the Company’s position in any subsequent period.

At year-end 2002, the Company’s duration of equity was estimated to be within a range of negative 2.0 years and positive 0.6 years. Duration of equity is highly sensitive to the assumptions used for deposits with no maturities, such as checking, savings, and money market accounts. Given the uncertainty of these durations, management now views the duration of equity as falling within a range of possibilities. If interest rates were to sustain an immediate parallel increase of 200 basis points, the duration of equity would be estimated to fall within the range of negative 0.8 years and positive 1.6 years.

For income simulation, Company policy requires that net interest income not be expected to decline by more than 10% during one year if rates were to immediately rise or fall in parallel by 200 basis points. At year-end 2002, net interest income was expected to increase 2.7% if interest rates were to sustain an immediate parallel increase of 200 basis points and decline 9.0% if rates were to sustain an immediate parallel decrease of 200 basis points. It should be noted that LIBOR and U.S. Treasury rates with maturities six months and less were below 2% at year-end 2002; in the scenario of interest rates decreasing 200 basis points, rates were not permitted to fall below .1%. At year-end 2001, net interest income was expected to increase 3.8% if rates were to increase in parallel 200 basis points and decline 10.0% if rates were to decrease in parallel 200 basis points. These estimates include management’s assumptions regarding loan and deposit pricing, security and loan prepayments, and changing relationships to market rates.

At year-end the one-year gap for the Company was positive $566 million; i.e., the $16,545 million of assets that mature or reprice during 2002 was greater than the sum of $15,034 million of liabilities and the negative $945 million net effect of derivative instruments that mature or reprice during the same period. This gap represented 2.1% of total assets. Details of the repricing characteristics of the balance sheet as of year-end are presented in Schedule 13. The Company does not have policy limits regarding its gap position, nor does it utilize “gap analysis” in its asset-liability management; it utilizes simulation and duration analyses described earlier. Hence, the following table is presented for information only.

SCHEDULE 13
MATURITIES AND INTEREST RATE SENSITIVITY
ON DECEMBER 31, 2002

	Rate sensitive

(Amounts in millions)	Within three months	After three months but within one year	After one year but within five years	After five years	Not rate sensitive	Total

USES OF FUNDS
Earning assets
Interest-bearing deposits	$—	—	2	—	—	2
Federal funds sold	96	—	—	—	—	96
Security resell agreements	445	—	—	—	—	445
Securities:
Available for sale	1,426	869	316	693	—	3,304
Trading account	332	—	—	—	—	332
Loans and leases	10,407	2,970	4,612	771	—	18,760
Nonearning assets	—	—	—	—	3,627	3,627

Total uses of funds	$12,706	3,839	4,930	1,464	3,627	26,566

SOURCES OF FUNDS
Interest-bearing deposits and liabilities:
Savings and money market deposits	$8,992	40	1,879	743	—	11,654
Time deposits under $100,000	467	881	417	2	—	1,767
Time deposits $100,000 and over	467	673	260	2	—	1,402
Foreign deposits	191	—	—	—	—	191
Securities sold, not yet purchased	204	—	—	—	—	204
Federal funds purchased	820	—	—	—	—	820
Security repurchase agreements	861	—	—	—	—	861
Commercial paper	292	—	—	—	—	292
FHLB advances and other borrowings:
One year or less	—	15	1	—	—	16
Over one year	—	1	8	232	—	241
Long-term debt	310	—	47	713	—	1,070
Noninterest-bearing deposits	820	—	—	—	4,297	5,117
Other liabilities	—	—	—	—	534	534
Minority interest	—	—	—	—	23	23
Shareholders’ equity	—	—	—	—	2,374	2,374

Total sources of funds	$13,424	1,610	2,612	1,692	7,228	26,566

Derivative instruments affecting interest rate sensitivity	$(1,011)	66	945	—	—
Interest rate sensitivity gap	$(1,729)	2,295	3,263	(228)	(3,601)
Percent of total assets	(6.51)%	8.64%	12.28%	(0.86)%	(13.55)%
Cumulative interest rate sensitivity gap	$(1,729)	566	3,829	3,601	—
Cumulative as a % of total assets	(6.51)%	2.13%	14.41%	13.55%	—

The Company, through the management of maturities and repricing of its assets and liabilities and the use of interest rate swaps, attempts to manage the effect on net interest income of changes in interest rates. The prime lending and the LIBOR (London Interbank Offer Rate) curve are the primary indices used for pricing the Company’s loans, and the 91-day Treasury bill rate is the index used for pricing many of the Company’s deposits. The Company does not hedge the prime/LIBOR/T-bill spread risk through the use of derivative instruments. Interest rate swap maturities and average rates are presented in Schedule 14. For additional information regarding derivative instruments, refer to Notes 1 and 7 of the Notes to Consolidated Financial Statements.

SCHEDULE 14
INTEREST RATE SWAP MATURITIES AND AVERAGE RATES

(Amounts in millions)	2003	2004	2005	2006	2007	Thereafter	Total

Receive fixed rate/pay variable rate:
Notional amount	$186	500	848	123	152	63	1,872
Weighted average rate received	6.85%	5.42%	4.53%	5.63%	5.86%	5.87%	5.22%
Weighted average rate paid	1.66%	1.65%	1.58%	3.90%	3.56%	3.87%	2.00%

Receive variable rate/pay fixed rate:
Notional amount	$100	475	250	—	—	—	825
Weighted average rate received	1.42%	1.61%	1.58%	—	—	—	1.58%
Weighted average rate paid	4.90%	4.48%	4.46%	—	—	—	4.52%

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

As another source of liquidity, the Company’s core deposits, consisting of demand, savings and money market deposits and time deposits under $100,000, constituted 92.1% of total deposits on December 31, 2002, as compared to 89.9% on December 31, 2001.

Maturing balances in loan portfolios provide flexibility in managing cash flows. Maturity management of those funds is an important source of medium to long-term liquidity. The Company’s ability to raise funds in the capital markets through the securitization process and by debt issuance provides the Company additional flexibility in meeting funding needs.

On August 21, 2002, the Company sold $285 million of 8.00% Capital Securities issued by a newly formed subsidiary of the Company, Zions Capital Trust B (the “Trust”). The Capital Securities represent undivided beneficial ownership interests in the assets of the Trust (consisting of junior subordinated debentures issued by the Company). Holders of the Capital Securities are entitled to receive cumulative cash distributions at an annual rate of 8.00%. The cash distributions, which are payable quarterly in arrears beginning December 1, 2002, match the timing and amount of the Company’s interest obligations on the junior subordinated debentures. The Company has unconditionally guaranteed the payment of all amounts due on the Capital Securities to the extent the Trust has funds available for the payment of such amounts. The Company can, on one or more occasions, defer the quarterly interest payments on the junior subordinated debentures for up to five years. This would also have the effect of deferring payments on the Capital Securities. The Capital Securities are scheduled to be redeemed on September 1, 2032 and can be redeemed in whole or in part on or after September 1, 2007 or upon certain changes in tax laws and regulations or in the treatment of the Capital Securities for bank regulatory purposes. The Capital Securities, junior subordinated debentures and the guarantee were registered with the Securities and Exchange Commission in August 2002 and are traded on the New York Stock Exchange (ticker “ZBPRB”).

During the third quarter of 2002, the Company also filed a prospectus supplement with the Securities and Exchange Commission for the issuance of up to $340 million of Senior Medium-Term Notes, Series A and Subordinated Medium-Term Notes, Series B. The Company may issue such debt from time to time with the terms of each note issuance to be specified in a pricing supplement filed with the Securities and Exchange Commission. At December 31, 2002, the Company had issued $46 million of Senior Medium-Term Notes. These notes are listed on the NYSE Bond Exchange.

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

The parent company’s cash requirements consist primarily of debt service, operating expenses, income taxes, dividends to shareholders and share repurchases. The Parent’s cash needs are routinely met through dividends from subsidiaries, investment income, proportionate shares of current income taxes, management and other fees, unaffiliated bank lines, and debt issuance.

At December 31, 2002, $236.1 million of dividend capacity was available from subsidiaries to pay to the Parent without having to obtain regulatory approval. During 2002, dividends from subsidiaries were $272.3 million. The Parent also has a program to issue short-term commercial paper. At December 31, 2002 outstanding commercial paper was $292 million. At December 31, 2002, the Parent had a revolving credit facility with a bank totaling $40 million and a margin borrowing facility totaling $14.3 million. No balances were borrowed on either of these facilities at year-end 2002.

Zions First National Bank provides a liquidity facility for a fee to a qualified special purpose entity securities conduit (“conduit”). In July of 2001, the liquidity facility was increased from $2.0 billion to $5.1 billion. The conduit purchases U.S. Government and AAA rated securities. These assets are funded through the issuance of commercial paper. Pursuant to the liquidity contract, ZFNB is required to purchase securities from the conduit to provide funds for the conduit to repay maturing commercial paper upon the conduit’s inability to access the commercial paper market or upon a commercial paper market disruption as specified in governing documents to the conduit. No amounts were outstanding under this liquidity facility at December 31, 2002 and 2001. See Note 6 of the Notes to Consolidated Financial Statements for additional information on the conduit.

CRITICAL ACCOUNTING POLICIES

SECURITIZATION TRANSACTIONS

Securitization activities represent a significant source of the Company’s overall funding as discussed under Liquidity Risk Management. These transactions involve periodic transfers of loans or other receivables to off-balance sheet Qualified Special Purpose Entities (“QSPEs”). The Company may retain a cash reserve account, an interest-only strip, and in some cases a subordinated tranche, all of which are retained interests in the securitized assets. The Company’s retained interests are subject to credit, prepayment, and interest rate risk. The measurement of the retained interests requires the Company to make economic assumptions regarding these risk factors. See Notes 1 and 6 of the Notes to Consolidated Financial Statements for discussions regarding the Company’s policies for valuation and impairment assessments on asset securitizations, detail on the assumptions used and the sensitivity of the fair value of retained interests to adverse changes in the assumptions.

DERIVATIVES

The Company uses certain derivative instruments to add stability to interest income or expense, to modify the duration of specific assets and liabilities, and to manage exposure to interest rate movements. The Company does not participate in speculative derivatives trading. The fair value of these derivative instruments is generally determined using the market standard methodology of netting discounted future cash receipts and payments. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. The Company also faces the risk that certain derivatives designated as hedges that currently meet the strict hedge accounting requirements of SFAS 133 may not qualify in the future as highly effective or meet the other requirements of SFAS 133 to be accounted for as hedges. See the section on Market Risk Management and Notes 1 and 7 of the Notes to Consolidated Financial Statements for further information about the Company’s derivatives.

ALLOWANCE FOR LOAN LOSSES

Management utilizes a comprehensive loan grading system to determine risk potential in its loan portfolio.

Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. See the sections on Credit Risk Management, Allowance for Loan Losses and Provision for Loan Losses, and Notes 1 and 5 of the Notes to Consolidated Financial Statements for a description of the methodology used by the Company to determine the required allowance for loan losses, a discussion of risks associated with the process, and additional information regarding the allowance and associated provision.

NONMARKETABLE SECURITIES

The Company, both directly and through its Small Business Investment Corporation (“SBIC”) and banking subsidiaries, has investments in venture capital securities. These nonmarketable venture capital securities are reported at estimated fair values in the absence of readily ascertainable fair values. Management believes that the cost of an investment is initially the best indication of estimated fair value unless there have been significant subsequent positive or negative developments that justify an adjustment to the fair value estimate. As of December 31, 2002, the carrying value of these securities, which are classified in other noninterest bearing investments, was approximately $71 million. The Company’s portion of any losses incurred on these investments would be reduced by minority interests in the SBICs. The values assigned to these securities where no market quotations exist are based upon available information and may not necessarily represent amounts that will ultimately be realized. Although management believes its estimates of fair value reasonably reflect the fair value of these securities, key assumptions regarding the projected financial performance of these companies, the evaluation of the investee company’s management team, and other economic and market factors may not necessarily reflect those of an active market for these investments. If there had been an active market for these securities at year-end, the carrying value may have been significantly different than the amounts reported. See Notes 1 and 4 of the Notes to Consolidated Financial Statements for additional information regarding these investments.

RELATED PARTIES

At December 31, 2002, transactions with related parties are limited to loan and deposit relationships and other transactions in the ordinary course of business. As discussed in Note 14 of the Notes to the Consolidated Financial Statements, during 2001 the Company reacquired a minority interest in its subsidiary California Bank & Trust from the former CEO and certain senior officers of that subsidiary.

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

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(Amounts in millions)	2002	2001	2000	1999	1998

Net interest income	$1,035.1	949.8	803.4	741.5	573.9
Noninterest income	376.8	412.2	192.6	266.8	210.5

Total revenue	1,411.9	1,362.0	996.0	1,008.3	784.4
Provision for loan losses	71.9	73.2	31.8	18.0	14.0
Noninterest expense	858.9	836.1	721.3	681.8	557.0

Income from continuing operations before income taxes and minority interest	481.1	452.7	242.9	308.5	213.4
Income taxes	167.7	161.9	79.7	109.5	69.6
Minority interest	(3.7)	(7.8)	1.5	4.9	0.4

Income from continuing operations	317.1	298.6	161.7	194.1	143.4
Loss on discontinued operations	(28.4)	(8.4)	—	—	—

Income before cumulative effect adjustment	288.7	290.2	161.7	194.1	143.4
Cumulative effect adjustment	(32.4)	(7.2)	—	—	—

Net income	$256.3	283.0	161.7	194.1	143.4

Net income per share (diluted)	$2.78	3.07	1.86	2.26	1.75

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Zions Bancorporation

We have audited the accompanying consolidated balance sheets of Zions Bancorporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zions Bancorporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 9 to the financial statements, effective January 1, 2002, Zions Bancorporation and subsidiaries adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ Ernst & Young LLP

Salt Lake City, Utah
January 23, 2003

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

(In thousands, except share amounts)	2002	2001

ASSETS
Cash and due from banks	$1,087,296	978,609
Money market investments:
Interest-bearing deposits	1,690	2,780
Federal funds sold	96,077	57,653
Security resell agreements	444,995	222,147
Investment securities:
Held to maturity, at cost (approximate market value $0 and $79,752)	—	79,546
Available for sale, at market	3,304,341	3,283,915
Trading account, at market (includes $110,886 and $87,612 transferred as collateral under repurchase agreements)	331,610	102,896

	3,635,951	3,466,357
Loans:
Loans held for sale	289,499	297,959
Loans, leases and other receivables	18,843,006	17,115,485

	19,132,505	17,413,444
Less:
Unearned income and fees, net of related costs	92,662	102,606
Allowance for loan losses	279,593	260,483

Net loans	18,760,250	17,050,355
Other noninterest bearing investments	601,641	615,500
Premises and equipment, net	393,630	368,076
Goodwill	730,031	770,763
Core deposit and other intangibles	82,920	109,148
Other real estate owned	31,608	10,302
Other assets	699,600	652,474

	$26,565,689	24,304,164

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand	$5,117,458	4,480,669
Interest-bearing:
Savings and money market	11,654,258	9,507,817
Time under $100,000	1,766,844	2,055,087
Time $100,000 and over	1,402,189	1,664,829
Foreign	191,231	133,288

	20,131,980	17,841,690
Securities sold, not yet purchased	203,838	87,255
Federal funds purchased	819,807	1,203,764
Security repurchase agreements	861,177	933,973
Accrued liabilities	535,044	428,225
Commercial paper	291,566	309,000
Federal Home Loan Bank advances and other borrowings:
One year or less	15,554	181,266
Over one year	240,698	240,458
Long-term debt	1,069,505	781,342

Total liabilities	24,169,169	22,006,973

Minority interest	22,677	16,322
Shareholders’ equity:
Capital stock:
Preferred stock, without par value; authorized 3,000,000 shares; issued and outstanding, none	—	—
Common stock, without par value; authorized 350,000,000 shares; issued and outstanding 90,717,692 shares and 92,208,736 shares	1,034,888	1,111,214
Accumulated other comprehensive income	46,214	59,951
Retained earnings	1,292,741	1,109,704

Total shareholders’ equity	2,373,843	2,280,869

	$26,565,689	24,304,164

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands, except per share amounts)	2002	2001	2000

Interest income:
Interest and fees on loans	$1,227,358	1,292,955	1,236,588
Interest on loans held for sale	9,437	13,080	14,477
Lease financing	20,589	22,805	17,222
Interest on money market investments	18,625	34,879	67,353
Interest on securities:
Held to maturity - taxable	2,292	3,361	196,917
Held to maturity - nontaxable	—	—	16,398
Available for sale - taxable	128,622	169,224	33,792
Available for sale - nontaxable	26,889	24,713	7,147
Trading account	22,107	30,903	36,289

Total interest income	1,455,919	1,591,920	1,626,183

Interest expense:
Interest on savings and money market deposits	164,594	251,570	329,373
Interest on time and foreign deposits	114,128	187,712	174,460
Interest on borrowed funds	142,055	202,874	318,972

Total interest expense	420,777	642,156	822,805

Net interest income	1,035,142	949,764	803,378
Provision for loan losses	71,879	73,191	31,811

Net interest income after provision for loan losses	963,263	876,573	771,567

Noninterest income:
Service charges on deposit accounts	118,994	101,033	78,269
Loan sales and servicing income	70,153	96,754	51,741
Other service charges, commissions and fees	81,175	72,996	65,102
Trust income	18,479	18,298	18,205
Income from securities conduit	20,317	12,262	213
Dividends and other investment income	35,469	28,299	27,037
Market making, trading and nonhedge derivative income	39,029	34,136	10,065
Equity securities gains (losses), net	(25,316)	37,239	22,107
Fixed income securities gains (losses), net	358	(3,781)	470
Impairment loss on First Security Corporation common stock	—	—	(96,911)
Other	18,156	14,952	16,324

Total noninterest income	376,814	412,188	192,622

Noninterest expense:
Salaries and employee benefits	478,028	432,937	348,293
Occupancy, net	68,627	63,600	51,671
Furniture and equipment	63,429	60,830	52,704
Legal and professional services	25,347	30,532	19,707
Postage and supplies	27,582	27,753	21,888
Advertising	20,577	22,344	25,416
Merger related expense	—	7,348	45,492
Restructuring charges	3,349	—	—
Impairment losses on long-lived assets	4,942	—	—
Amortization of goodwill	—	31,526	26,173
Amortization of core deposit and other intangibles	13,379	12,770	11,508
Other	153,668	146,453	118,433

Total noninterest expense	858,928	836,093	721,285

Income from continuing operations before income taxes and minority interest	481,149	452,668	242,904
Income taxes	167,702	161,867	79,661
Minority interest	(3,660)	(7,798)	1,534

Income from continuing operations	317,107	298,599	161,709

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands, except per share amounts)	2002	2001	2000

Discontinued operations:
Loss from operations of discontinued subsidiaries	$(18,304)	(12,487)	—
Impairment losses	(28,691)	—	—
Income tax benefit	(18,535)	(4,067)	—

Loss on discontinued operations	(28,460)	(8,420)	—

Income before cumulative effect of change in accounting principle	288,647	290,179	161,709
Cumulative effect of change in accounting principle, net of tax	(32,369)	(7,159)	—

Net income	$256,278	283,020	161,709

Weighted average shares outstanding during the year:
Basic shares	91,566	91,202	86,320
Diluted shares	92,079	92,174	87,120
Net income per common share:
Basic:
Income from continuing operations	$3.46	3.27	1.87
Loss on discontinued operations	(0.31)	(0.09)	—
Cumulative effect of change in accounting principle	(0.35)	(0.08)	—

Net income	$2.80	3.10	1.87

Diluted:
Income from continuing operations	$3.44	3.24	1.86
Loss on discontinued operations	(0.31)	(0.09)	—
Cumulative effect of change in accounting principle	(0.35)	(0.08)	—

Net income	$2.78	3.07	1.86

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

			Accumulated other comprehensive income (loss)				Retained earnings	Total shareholders’ equity
	Common stock		Net unrealized gains (losses) on investments and retained interests	Net unrealized gains (losses) on derivative instruments	Minimum pension liability	Subtotal
(In thousands, except share amounts)	Shares	Amount

BALANCE, DECEMBER 31, 1999	85,592,643	$888,231	(4,158)	—	—	(4,158)	775,765	1,659,838
Comprehensive income:
Net income							161,709	161,709
Other comprehensive income, net of tax:
Net realized and unrealized holding losses during the year, net of income tax benefit of $31,088			(50,187)	—	—	(50,187)
Reclassification for net realized losses recorded in operations, net of income tax benefit of $31,406			50,701	—	—	50,701

Other comprehensive income			514	—	—	514		514

Total comprehensive income								162,223
Cash dividends—common, $.89 per share							(76,762)	(76,762)
Issuance of common shares for acquisitions	1,202,593	13,103					14,172	27,275
Stock redeemed and retired	(80,174)	(3,899)						(3,899)
Stock options exercised, net of shares tendered and retired	385,126	10,169						10,169

BALANCE, DECEMBER 31, 2000	87,100,188	907,604	(3,644)	—	—	(3,644)	874,884	1,778,844
Comprehensive income:
Net income							283,020	283,020
Other comprehensive income, net of tax:
Net realized and unrealized holding gains during the year, net of income tax expense of $20,859			33,675	—	—	33,675
Reclassification for net realized gains recorded in operations, net of tax income expense of $7,132			(11,516)	—	—	(11,516)
Net unrealized gains on derivative instruments, net of reclassification to operations of $20,757 and income tax expense of $4,281			—	6,911	—	6,911
Cumulative effect of change in accounting principle, adoption of SFAS 133, net of income tax expense of $21,245			13,259	21,266	—	34,525

Other comprehensive income			35,418	28,177	—	63,595		63,595

Total comprehensive income								346,615
Cash dividends—common, $.80 per share							(73,899)	(73,899)
Issuance of common shares for acquisitions	5,404,872	231,295					25,699	256,994
Stock redeemed and retired	(883,240)	(46,462)						(46,462)
Stock options exercised, net of shares tendered and retired	586,916	18,777						18,777

BALANCE, DECEMBER 31, 2001	92,208,736	$1,111,214	31,774	28,177	—	59,951	1,109,704	2,280,869

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (CONTINUED)
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

			Accumulated other comprehensive income (loss)				Retained earnings	Total shareholders’ equity
(In thousands, except share amounts)	Common stock		Net unrealized gains (losses) on investments and retained interests	Net unrealized gains (losses) on derivative instruments	Minimum pension liability	Subtotal
	Shares	Amount

Comprehensive income:
Net income		$					256,278	256,278
Other comprehensive income, net of tax:
Net realized and unrealized holding losses during the year, net of income tax benefit of $1,880			(3,035)	—	—	(3,035)
Reclassification for net realized losses recorded in operations, net of tax income benefit of $9,546			15,412	—	—	15,412
Net unrealized losses on derivative instruments, net of reclassification to operations of $34,916 and income tax benefit of $1,708			—	(2,757)	—	(2,757)
Minimum pension liability, net of income tax benefit of $15,128			—	—	(23,357)	(23,357)

Other comprehensive income (loss)			12,377	(2,757)	(23,357)	(13,737)		(13,737)

Total comprehensive income								242,541
Cash dividends—common, $.80 per share							(73,241)	(73,241)
Issuance of common shares for acquisitions	333,258	17,048						17,048
Stock redeemed and retired	(2,393,881)	(113,215)						(113,215)
Stock options exercised, net of shares tendered and retired	569,579	19,841						19,841

BALANCE, DECEMBER 31, 2002	90,717,692	$1,034,888	44,151	25,420	(23,357)	46,214	1,292,741	2,373,843

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands)	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$256,278	283,020	161,709
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	32,369	7,159	—
Impairment losses	33,633	—	—
Provision for loan losses	71,879	73,191	31,811
Depreciation of premises and equipment	59,131	56,076	50,186
Amortization	37,906	63,538	64,786
Accretion of unearned income and fees, net of related costs	(9,944)	15,412	16,983
Income (loss) to minority interest	(3,660)	(7,798)	1,534
Equity securities losses (gains), net	25,316	(37,239)	(22,107)
Fixed income securities losses (gains), net	(358)	3,781	(470)
Impairment loss on First Security Corporation common stock	—	—	96,911
Proceeds from sales of trading account securities	245,115,891	202,892,909	184,357,455
Increase in trading account securities	(245,344,605)	(202,281,198)	(184,310,020)
Proceeds from sales of loans held for sale	566,643	609,576	533,285
Increase in loans held for sale	(558,183)	(726,376)	(509,644)
Net gains on sales of loans, leases and other assets	(38,530)	(69,702)	(36,240)
Change in accrued income taxes	27,565	20,911	30,078
Change in accrued interest receivable	37,608	(1,329)	(34,447)
Change in other assets	(123,506)	(104,498)	(122,577)
Change in other liabilities	87,918	46,758	16,222
Change in accrued interest payable	(5,660)	(12,475)	11,342
Other, net	8,374	11,661	12,390

Net cash provided by operating activities	276,065	843,377	349,187

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in money market investments	(250,759)	377,387	(348)
Proceeds from maturities of investment securities held to maturity	1,415	12,964	881,175
Purchases of investment securities held to maturity	(29,400)	(29,347)	(663,948)
Proceeds from sales of investment securities available for sale	10,081,114	7,072,531	1,245,192
Proceeds from maturities of investment securities available for sale	1,860,299	2,591,160	134,785
Purchases of investment securities available for sale	(11,830,782)	(9,067,706)	(1,442,094)
Proceeds from sales of loans and leases	1,380,430	1,753,195	1,175,687
Securitized loans repurchased	(430,164)	—	—
Net increase in loans and leases	(2,679,817)	(3,250,280)	(2,665,154)
Payments on leveraged leases	(9,160)	(8,012)	(8,125)
Principal collections on leveraged leases	9,160	8,012	8,125
Proceeds from sales of premises and equipment	10,037	13,056	12,079
Purchases of premises and equipment	(97,821)	(91,924)	(82,288)
Proceeds from sales of other assets	21,683	23,431	13,927
Net cash received for acquisitions	9,690	209,509	11,886
Net cash paid for net liabilities on branches sold	(68,352)	—	—

Net cash used in investing activities	(2,022,427)	(386,024)	(1,379,101)

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands)	2002	2001	2000

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	$2,285,152	747,218	784,806
Net change in short-term funds borrowed	(523,316)	(1,511,725)	470,771
Proceeds from FHLB advances over one year	3,250	250,000	600,000
Payments on FHLB advances over one year	(3,010)	(173,948)	(568,846)
Proceeds from issuance of long-term debt	331,138	402,218	—
Payments on long-term debt	(68,616)	(69,152)	(33,921)
Cash paid to reacquire minority interest	—	(66,044)	—
Proceeds from issuance of common stock	16,907	15,798	6,717
Payments to redeem common stock	(113,215)	(46,462)	(3,899)
Dividends paid	(73,241)	(73,899)	(76,762)

Net cash provided by (used in) financing activities	1,855,049	(525,996)	1,178,866

Net increase (decrease) in cash and due from banks	108,687	(68,643)	148,952
Cash and due from banks at beginning of year	978,609	1,047,252	898,300

Cash and due from banks at end of year	$1,087,296	978,609	1,047,252

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$424,735	651,083	812,018
Income taxes	113,349	156,307	63,825
Loans transferred to other real estate owned	43,987	23,175	13,872

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Zions Bancorporation (“the Parent”) is a financial holding company headquartered in Salt Lake City, Utah, which provides a full range of banking and related services through its subsidiaries operating primarily in Utah, Idaho, California, Nevada, Arizona, Colorado and Washington.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Zions Bancorporation and its subsidiaries (“the Company”). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

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

SECURITY RESELL AGREEMENTS

Security resell agreements represent overnight and term agreements, the majority maturing within 30 days. These agreements are generally treated as collateralized financing transactions and are carried at amounts at which the securities were acquired plus accrued interest. Either the Company or, in some instances, third parties on behalf of the Company take possession of the underlying securities. The market value of such securities is monitored throughout the contract term to ensure that asset values remain sufficient to protect against counterparty default. The Company is permitted by contract to sell or repledge certain securities it accepts as collateral for security resell agreements. If sold, the Company’s obligation to return the collateral is recorded as a liability and included in the consolidated balance sheet as “Securities sold, not yet purchased.” As of December 31, 2002, the Company held approximately $445 million of securities for which it was permitted by contract to sell or repledge. The majority of these securities have been either pledged or otherwise transferred to others in connection with the Company’s financing activities, or to satisfy its commitments under short sales. Security resell agreements averaged approximately $1,099 million during 2002, and the maximum amount outstanding at any month-end during 2002 was $2,074 million.

INVESTMENT SECURITIES

The Company classifies its securities according to their purpose and holding period. Gains or losses on the sale of securities are recognized using the specific identification method and recorded in noninterest income.

Held to maturity debt securities are stated at cost, net of unamortized premiums and unaccreted discounts. Upon purchase, the Company has the intent and ability to hold such securities to maturity. When Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities, issued by the Financial Accounting Standards Board (“FASB”), was adopted on January 1, 2001, the Company transferred substantially all held to maturity securities to either the available for sale or trading categories. See additional discussion in Note 7.

At December 31, 2002, all debt securities being held for investment and all marketable equity securities that are not being accounted for under the equity method of accounting are classified as available for sale and are reported at fair value, with unrealized gains and losses, after applicable taxes, reported as a component of other comprehensive income. Any declines in the value of debt securities and marketable equity securities that are considered other than temporary are recorded in noninterest income.

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

LOANS

Loans are reported at the principal amount outstanding, net of unearned income. Unearned income, which includes deferred fees net of deferred direct incremental loan origination costs, is amortized to interest income generally over the life of the loan using the interest method.

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

This assessment for impairment occurs when and while such loans are on nonaccrual. When a loan has been identified as being impaired, the amount of impairment will be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, when appropriate, the loan’s observable market value or the fair value of the collateral (less any selling costs) if the loan is collateral-dependent.

If the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest, net of deferred loan fees or costs and unamortized premium or discount), an impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses.

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

ALLOWANCE FOR LOAN LOSSES

In analyzing the adequacy of the allowance for loan and lease losses, management utilizes a comprehensive loan grading system to determine risk potential in the portfolio and considers the results of independent internal credit reviews. To determine the adequacy of the allowance, the Company’s loan and lease portfolio is broken into segments based on loan type. Historical loss-experience factors by segment, adjusted for changes in trends and conditions, are used in determining the required allowance for each seg-

ment. Historical loss factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific portfolio segment. Other considerations such as volumes and trends of delinquencies, nonaccruals, repossessions and bankruptcies, criticized and classified loan trends, current and anticipated foreclosure losses, new products and policies, economic conditions, and concentrations of credit risk are also considered in establishing the loan loss factors.

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

Although management has allocated a portion of the allowance to specific loan categories using the methods described, the adequacy of the allowance must be considered in its entirety. To mitigate the imprecision in most estimates of expected credit losses, the allocated component of the allowance may be supplemented by an unallocated component. This is accomplished by assigning high and low loss ranges for each portfolio segment reflecting management’s best estimates of exposure to risk of loss. The unallocated portion of the allowance incorporates management’s judgmental determination of the amounts necessary for subjective factors such as economic uncertainties and concentration risks. Accordingly, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period.

NONMARKETABLE SECURITIES

Nonmarketable securities are included in other noninterest bearing investments on the Company’s balance sheet. Nonmarketable securities include certain venture capital securities and securities acquired for various debt and regulatory requirements. Nonmarketable venture capital securities are reported at estimated fair values, in the absence of readily ascertainable market values. Changes in fair value and gains and losses from sales are recognized in noninterest income. The values assigned to the securities where no market quotations exist are based upon available information and may not necessarily represent amounts that will ultimately be realized. Such estimated amounts depend on future circumstances and will not be realized until the individual securities are liquidated. The valuation procedures applied include consideration of economic and market conditions, current and projected financial performance of the investee company, and the investee company’s management team. Management believes that the cost of an investment is initially considered the best indication of estimated fair value unless there have been significant subsequent positive or negative developments that justify an adjustment in the fair value estimate. Other nonmarketable securities acquired for various debt and regulatory requirements are accounted for at cost.

ASSET SECURITIZATIONS

When the Company sells receivables in securitizations of home equity loans, small business loans, and nonconforming residential real estate loans, it may retain a cash reserve account, an interest-only strip, and in some cases a subordinated tranche, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Quoted market prices are generally not available for retained interests. To obtain fair values, the Company estimates the present value of future expected cash flows using management’s best judgment of key assumptions, including credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation, computed primarily on the straight-line method, is charged to operations over the estimated useful lives of the properties, generally from 25 to 40 years for buildings and 3 to 10 years for furniture and equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever are shorter.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill results from acquisitions made by the Company and represents the excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired. Beginning in January 2002, the Company adopted SFAS 142, Goodwill and Other Intangible Assets, and no longer amortizes goodwill and intangible assets deemed to have indefinite lives. Such assets are now subject to annual specified impairment tests. Prior to the adoption of SFAS 142, substantially all of the Company’s goodwill was amortized using the straight-line method over 25 years. Core deposit assets and other intangibles are generally amortized on an accelerated basis using an estimated useful life up to 10 years.

DERIVATIVE INSTRUMENTS

The Company uses interest swaps as part of its overall asset and liability duration and interest rate risk management strategy. The objective of these instruments is to match estimated repricing periods of interest-sensitive assets and liabilities in order to reduce interest rate exposure and/or manage desired asset and liability duration. The Company also enters into foreign exchange derivative instruments primarily as an accommodation to customers. When SFAS 133 was adopted on January 1, 2001, the Company modified its accounting for derivative instruments and now records all derivatives at fair value as either other assets or accrued liabilities in the balance sheet. See further discussion in Note 7.

COMMITMENTS AND LETTERS OF CREDIT

In the ordinary course of business, the Company enters into commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are only recorded in the consolidated financial statements when they become payable. See Note 2 for a discussion of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to be applied prospectively beginning in 2003. The credit risk associated with these commitments, when indistinguishable from the underlying funded loan, is considered in management’s determination of the allowance for possible losses.

STOCK-BASED COMPENSATION

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS 148 provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under Accounting Principles Board (“APB”) 25, Accounting for Stock Issued to Employees, to the fair value method of accounting, if a company so elects, under SFAS 123, Accounting for Stock-Based Compensation. SFAS 148 also requires disclosure, in the Summary of Significant Accounting Policies, of the method used for accounting for stock-based compensation and the net income and earnings per share impact if the fair value method of SFAS 123 had been applied.

The Company’s stock-based compensation plans are accounted for based on the intrinsic value method set forth under the recognition and measurement principles of APB 25 and related Interpretations. At December 31, 2002, the Company had two stock-based employee compensation plans and a nonemployee director stock-based compensation plan, which are described more fully in Note 18. No compensation expense has been recorded for these option plans, as the exercise price was equal to the quoted market price of the stock on the date of grant. The Company currently has no plans to adopt the fair value method of SFAS 123.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share amounts):

	2002	2001	2000

Net income, as reported	$256,278	283,020	161,709
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(19,091)	(18,804)	(13,286)

Pro forma net income	$237,187	264,216	148,423

Earnings per share:
Basic - as reported	$2.80	3.10	1.87
Basic - pro forma	2.59	2.90	1.72

Diluted - as reported	2.78	3.07	1.86
Diluted - pro forma	2.58	2.87	1.70

The fair values of stock options granted were estimated at the date of grant using a Black-Scholes option-pricing model. Using the option-pricing model, the per-share weighted average fair value of stock options granted during 2002, 2001 and 2000 was $11.54, $14.89, and $13.09, respectively. The following table summarizes assumptions used in applying the Black-Scholes option-pricing model to compute the estimated impact of employee compensation costs on net income and earnings per share for options granted:

	2002	2001	2000

Weighted average of fair value for options granted	$11.54	$14.89	$13.09
Weighted average assumptions used:
Expected dividend yield	1.8%	1.5%	1.5%
Expected volatility	26.5%	32.6%	32.5%
Risk-free interest rate	3.77%	4.44%	6.36%
Expected life (in years)	3.8	3.9	3.8

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

2. OTHER RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 provides guidance on identifying a variable interest entity (“VIE”) and determining when the assets, liabilities, non-controlling interests, and results of operations of a VIE are to be included in a company’s consolidated financial statements. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The disclosure provisions of FIN 46 became effective upon issuance. At December 31, 2002, Zions First National Bank (“ZFNB”) held variable interests in securitization structures, as discussed in Note 6. All such structures are qualified special purpose entities that are exempt from the consolidation requirements of FIN 46. The Company is currently assessing the impact, if any, that FIN 46 will have on the results of operations and financial position as it applies to other areas within the Company.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation expands the disclosures by a guarantor about its obligations under certain guarantees and requires recognition of a liability for the fair value of an obligation assumed under a guarantee. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of FIN 45, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity, and guarantees of a company’s own future performance. Other guarantees are subject to the disclosure requirements of FIN 45, but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS 133, a parent’s guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance and not price. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guaran-

tees issued or modified after December 31, 2002. Significant guarantees entered into by the Company are disclosed in Note 19. The Company does not expect the requirements of FIN 45 to have a material impact on results of operations, financial position, or liquidity.

In October 2002, the FASB issued SFAS 147, Acquisition of Certain Financial Institutions. SFAS 147 amends previous accounting guidance which required certain acquisitions of financial institutions where the fair market value of liabilities assumed was greater than the fair value of the tangible assets and identifiable intangible assets acquired to recognize and account for the excess as an unidentifiable intangible asset. Under the former guidance, this unidentifiable intangible asset was to be amortized over a period not greater than the life of the long-term interest bearing assets acquired. Under SFAS 147, this excess, if acquired in a business combination, represents goodwill that should be accounted for in accordance with SFAS 142. In addition, SFAS 147 amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires. The Company does not expect the adoption of SFAS 147 to have a material impact on its financial results.

In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires companies to recognize costs associated with the exit or disposal of activities as they are incurred rather than at the date a plan of disposal or commitment to exit is initiated. Types of costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, facility closing, or other exit or disposal activity. SFAS 146 will apply to all exit or disposal activities initiated after December 31, 2002. At this time, the Company does not expect the adoption of the provisions of SFAS 146 to have a material impact on its financial results.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS 145 clarifies certain existing accounting guidance on extinguishments of debt, certain sale-leaseback transactions, and other matters. The changes required by SFAS 145 are not expected to have a material impact on the Company’s financial results.

3. MERGERS AND ACQUISITIONS ACTIVITY

The Company adopted SFAS 141, Business Combinations, for business combinations completed after June 30, 2001. SFAS 141 supersedes certain previous accounting guidance on business combinations, and eliminates the pooling of interests method of accounting. Although not significant to the Company’s results of operations, financial position, or liquidity, either individually or in the aggregate, the Company made the following acquisitions in 2002 and in 2001 subsequent to June 30, 2001:

In November 2002, the Company acquired Frontier State Bank (“Frontier”), Show Low, Arizona, for 204 thousand shares of the Company’s common stock, valued at approximately $10.9 million based on the terms of the acquisition. Frontier had assets of approximately $94.4 million, total deposits of approximately $88.0 million, and six banking offices. Frontier was merged with and into the Company’s subsidiary, National Bank of Arizona. Goodwill amounted to approximately $3.9 million.

In November 2001, the Company acquired Minnequa Bancorp (“Minnequa”), Pueblo, Colorado, and its banking subsidiary, Minnequa Bank of Pueblo, for $43.6 million, consisting of $19.6 million cash and approximately 508 thousand shares of the Company’s common stock. Minnequa had assets of approximately $336 million, total deposits of approximately $314 million, and five banking offices. Minnequa Bank of Pueblo was merged with and into the Company’s subsidiary, Vectra Bank Colorado. Goodwill amounted to approximately $21.8 million.

In July 2001, the Company acquired Internet Commerce Express, Inc., Nashua, New Hampshire; ThinkXML, Inc., Rockville, Maryland; and Frontier Technologies Corporation (asset purchase only), Mequon, Wisconsin. Consideration of $55.0 million consisted of $48.5 million cash and approximately 100 thousand shares of the Company’s common stock. Goodwill amounted to approximately $35.8 million. These companies provide e-com-

merce solutions. They were subsequently merged into Internet Commerce Express, Inc., and in October 2001 the name was changed to Lexign, Inc.

Prior to July 1, 2001, the Company made the following acquisitions:

In April 2001, the Company acquired, in a purchase transaction, the Arizona operations of Pacific Century Bank, a subsidiary of Pacific Century Financial Corporation. The Company purchased approximately $231 million in loans, assumed approximately $447 million in deposits, acquired branch facilities with accompanying personnel, and received cash to satisfy assumed deposits. Goodwill and core deposit intangibles amounted to approximately $48.3 million.

On March 30, 2001, the Company acquired Eldorado Bancshares, Inc. (“Eldorado”), based in Laguna Hills, California, and its banking subsidiaries, Eldorado Bank and Antelope Valley Bank. Consideration consisted of 3.3 million shares of the Company’s common stock. Eldorado had assets of approximately $1.3 billion and shareholders’ equity of approximately $128 million. The acquisition was accounted for as a purchase, and accordingly, the Company’s financial statements reflect combined operations from the date of acquisition. Goodwill amounted to approximately $105.7 million. The pro forma effect on prior period results of operations was not significant.

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

Merger related expenses of $45.5 million in 2000 include $6.2 million of severance and other employee benefits, $5.1 million of equipment and occupancy expense, $9.7 million of integration of business operations, $6.2 million of integration of information systems, $12.8 million of legal and other professional fees, and $5.5 million of other integration costs. Of these expenses, approximately $40.5 million relate to the termination of a merger with First Security Corporation. Also included in operations for 2000 are a pretax impairment loss on First Security Corporation common stock of $96.9 million recognized during the first quarter of the year and gains of $23.6 million from the subsequent sale of the common stock.

4. INVESTMENT SECURITIES

Investment securities as of December 31, 2002 are summarized as follows (in thousands):

	Available for sale

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated Market value

U.S. Treasury securities	$44,388	2,532	5	46,915
U.S. government agencies and corporations:
Small Business Administration loan-backed securities	752,139	4,877	1,245	755,771
Other agency securities	299,445	3,391	970	301,866
States and political subdivisions	639,607	8,642	2,580	645,669
Mortgage/asset-backed and other debt securities	1,186,623	25,031	3,523	1,208,131

	2,922,202	44,473	8,323	2,958,352
Equity securities:
Mutual funds	317,309	3,351	94	320,566
Stock	14,651	12,255	1,483	25,423

	$3,254,162	60,079	9,900	3,304,341

Investment securities as of December 31, 2001 are summarized as follows (in thousands):

	Held to maturity

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value

Mortgage-backed securities	$79,546	1,030	824	79,752

	Available for sale

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value

U.S. Treasury securities	$61,212	2,225	1	63,436
U.S. government agencies and corporations:
Small Business Administration loan-backed securities	673,500	3,223	2,658	674,065
Other agency securities	768,947	12,848	797	780,998
States and political subdivisions	505,188	10,521	2,161	513,548
Mortgage/asset-backed and other debt securities	960,090	12,385	3,973	968,502

	2,968,937	41,202	9,590	3,000,549
Equity securities:
Mutual funds	265,684	1,462	36	267,110
Stock	10,100	7,411	1,255	16,256

	$3,244,721	50,075	10,881	3,283,915

The amortized cost and estimated market value of investment securities as of December 31, 2002 by contractual maturity, excluding equity securities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for sale

	Amortized cost	Estimated market value

Due in one year or less	$650,554	655,282
Due after one year through five years	1,169,440	1,183,682
Due after five years through ten years	624,559	639,956
Due after ten years	477,649	479,432

	$2,922,202	2,958,352

Gross gains and losses from investment securities of $4.6 million and $0.9 million in 2002, $11.1 million and $8.8 million in 2001, and $27.5 million and $1.9 million in 2000, respectively, were recognized in equity and fixed income securities gains (losses). The Company also recognized a pretax impairment loss of $96.9 million in 2000 on a write-down of First Security Corporation common stock.

Net gains (losses) from securities held by the Company’s venture capital subsidiaries, and included in equity securities gains (losses) were $(18.4) million in 2002, $(39.6) million in 2001 and $(3.0) million in 2000. Consolidated net income includes losses, net of income taxes and minority interest, of approximately $11.4 million in 2002, $20.3 million in 2001, and $1.5 million in 2000 from the Company’s venture capital subsidiaries. Nonmarketable securities held by the venture capital subsidiaries are included in other noninterest bearing investments in the consolidated balance sheets. The carrying value of these securities at December 31, 2002 and 2001 was $70.9 million and $72.9 million, respectively. During 2002, the Company also recognized a loss of $10.3 million from a write-down of a minority interest in an investment banking firm that is included in equity securities gains (losses). During 2001, the Company recognized gains of $70.8 million from Concord EFS, Inc. transactions which are included in equity securities gains (losses).

As of December 31, 2002 and 2001, securities with an amortized cost of $1,587 million and $1,721 million, respectively, were pledged to secure public and trust deposits, advances, and for other purposes as required by law. As described in Note 11, securities are also pledged as collateral for security repurchase agreements.

5. LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows at December 31 (in thousands):

	2002	2001

Loans held for sale	$ 289,499	297,959
Commercial lending:
Commercial and industrial	4,123,558	3,921,203
Leasing	384,271	421,519
Owner occupied	3,017,475	2,344,346

Total commercial lending	7,525,304	6,687,068
Commercial real estate:
Construction	2,946,887	2,874,491
Term	3,175,366	3,026,694

Total commercial real estate	6,122,253	5,901,185
Consumer:
Home equity credit line	650,770	400,781
1-4 family residential	3,208,953	3,172,873
Bankcard and other revolving plans	204,714	125,577
Other	999,906	707,293

Total consumer	5,064,343	4,406,524
Foreign loans	5,241	13,770
Other receivables	125,865	106,938

Total loans	$19,132,505	17,413,444

As of December 31, 2002 and 2001, loans with a carrying value of $1,679 million and $1,732 million, respectively, were included as blanket pledges of security for Federal Home Loan Bank advances. As of December 31, 2002 and 2001, amounts borrowed from Federal Home Loan Banks were $225 million and $228 million, respectively.

The Company sold loans during 2002, 2001 and 2000 totaling $567 million, $610 million and $533 million, respectively, that were classified as held for sale. Income from loans sold, excluding servicing, of both loans held for sale and loan securitizations was $48.2 million in 2002, $80.3 million in 2001, and $40.5 million in 2000.

Changes in the allowance for loan losses are summarized as follows (in thousands):

	2002	2001	2000

Balance at beginning of year	$260,483	195,535	204,114
Allowance for loan losses of companies acquired	1,010	30,178	1,961
Additions:
Provision for loan losses	71,879	73,191	31,811
Allowance associated with repurchased revolving securitized loans	9,874	—	—
Recoveries	20,679	16,139	10,290
Deductions:
Loan charge-offs	(84,332)	(54,560)	(52,641)

Balance at end of year	$279,593	260,483	195,535

The Company’s total recorded investment in impaired loans was $44 million and $80 million at December 31, 2002 and 2001, respectively. Impaired loans of $20 million at both December 31, 2002 and 2001 required an allowance of $7 million and $18 million, respectively, which is included in the allowance for loan losses. Contractual interest due and interest foregone on impaired loans were $7.3 million and $5.8 million, respectively, for 2002, $12.0 million and $5.9 million, respectively, for 2001, and $9.1 million and $6.7 million, respectively, for 2000. The average recorded investment in impaired loans was $69 million in 2002, $61 million in 2001, and $57 million in 2000.

At December 31, 2002 and 2001, the allowance for loan losses includes an allocation of $10 million and $8 million, respectively, related to commitments to extend credit for which the Company could separate the credit risk from that of any related loans on the balance sheet and for standby letters of credit.

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

Most of the Company’s business activity is with customers located in the states of Utah, Idaho, California, Nevada, Arizona, Colorado, and Washington. The commercial loan portfolio is well diversified, consisting of 11 major industry classification groupings. As of December 31, 2002, the larger concentrations of risk in the commercial loan and leasing portfolio are represented by the real estate, construction, business services and transportation industry groupings. The Company has minimal credit exposure from lending transactions with highly leveraged entities. See discussion in Note 19 regarding commitments to extend additional credit.

6. ASSET SECURITIZATIONS

The Company adopted SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, effective December 31, 2000. This Statement relates to the transfer and servicing of financial assets and extinguishments of liabilities, as well as the recognition and reclassification of collateral, including disclosures relating to collateral and securitization transactions.

During 2002, 2001 and 2000, the Company sold for cash to revolving securitization structures automobile loans, credit card receivables, and home equity loans. The Company retains servicing responsibilities and receives servicing fees, which on an annualized basis approximate 1% of the outstanding loan balances for the automobile loans, 2% for the credit card receivables, and 0.5% for the home equity loans. The Company recognized pretax gains in 2002, 2001 and 2000 from these securitizations of $5.8 million, $8.7 million and $3.1 million for the automobile loans, $6.2 million, $6.6 million and $5.6 million for the credit card receivables, and $6.3 million, $5.6 million and $5.0 million for the home equity loans.

The Company retains subordinated tranche interests or cash reserve accounts that serve as credit enhancements on the securitizations. These retained interests provide the Company with rights to the future cash flows arising after the investors in the securitizations have received the return for which they contracted, and after administrative and other expenses have been paid. The investors and the securitization vehicles have no recourse to the Company’s other assets for failure of debtors to pay when due. The Company’s retained interests are subject to credit, prepayment, and interest rate risks on the transferred loans and receivables.

The gain or loss on the sale of receivables is determined as the difference between the proceeds from the sale and the basis of the assets sold. The basis is determined by allocating the previous carrying amount between the assets sold and the retained interests, based on their relative fair value at the date of transfer. Fair values are based upon market prices at time of sale for the assets and the estimated present value of future cash flows for the retained interests.

On December 16, 2002, under the terms of a Termination and Release Agreement (“Agreement”), the Amended and Restated Credit Card Transfer and Administration Agreement dated February 8, 2002 and a Receivables Purchase Agreement dated as of February 8, 2002 were terminated with the consent of the parties to the Agreement and a majority of the beneficial interest holders. Credit card receivables in the amount of $68.5 million were repurchased by ZFNB at fair value under the terms of the Agreement. No gain or loss was recognized as a result of this transaction.

On December 20, 2002, under the terms of a Transfer Agreement (“Agreement”), the Second Amended and Restated Auto Loan and Lease Purchase Agreement dated as of February 11, 2002 was terminated with the consent of the parties to the Agreement and with the consent of a majority of the beneficial interest holders. Automobile loans in the amount of $361.7 million were repurchased by ZFNB at fair value under the terms of the Agreement. No gain or loss was recognized as a result of this transaction.

Also during 2002, 2001 and 2000, the Company sold small business loans to securitization structures. In 2001, the Company also sold nonconforming residential real estate loans (jumbo mortgage loans) to securitization structures. Except for the revolving features, the general characteristics of the securitizations and rights of the Company described above also pertain to these transactions. Annualized servicing fees approximate 1% of the outstanding loan balance for the small business loans and 0.25% for the jumbo mortgage loans. The Company recognized pretax gains of $6.7 million in 2002, $12.1 million in 2001 and $2.8 million in 2000 for the small business loans, and $1.7 million in 2001 for the jumbo mortgage loans.

Key economic assumptions used for measuring the retained interests at the date of securitization for sales during 2002, 2001 and 2000 are as follows:

	Automobile loans	Credit card receivables	Home equity loans	Small business loans	Jumbo mortgage loans

2002:
Prepayment method	ABS	ABS	CPR	CPR
Annualized prepayment speed	16.2%	5.0%	54.2%	15.0%
Weighted average life (in months)	18	3	14	59
Expected annual net loss rate	1.25%	4.50%	0.25%	0.50%
Residual cash flows discounted at	15.0%	15.0%	15.0%	15.0%
2001:
Prepayment method	ABS	ABS	ABS	CPR	CPR
Annualized prepayment speed	16.2%	5.0%	7.0%	5, 10, 15 Ramp up	50.0%
Weighted average life (in months)	18	3	25	68	17
Expected annual net loss rate	1.25%	4.50%	0.25%	0.50%	0.25%
Residual cash flows discounted at	15.0%	15.0%	15.0%	15.0%	15.0%
2000:
Prepayment method	ABS	ABS	ABS	CPR
Annualized prepayment speed	16.2%	5.0%	4.0%	4, 8, 12 Ramp up
Weighted average life (in months)	18	3	33	67
Expected annual net loss rate	1.00%	4.50%	0.25%	0.50%
Residual cash flows discounted at	12.0%	12.0%	12.0%	12.0%

Certain cash flows between the Company and the securitization trusts are summarized as follows (in millions):

	2002	2001	2000

Proceeds from new securitizations	$442	728	494
Proceeds from loans sold into revolving securitizations	616	539	413
Proceeds from collections reinvested in previous credit card securitizations	218	227	170
Servicing fees received	16	12	8
Other cash flows received on retained interests[1]	104	73	30
Repurchase of securitizations	(430)	—	—

	$966	1,579	1,115

1   Represents total cash flows received from retained interests other than servicing fees. Other cash flows include cash from interest-only strips and cash above the minimum required level in cash collateral accounts.

Beginning in 2001, the Company began recognizing interest income on retained interests in securitizations in accordance with the provisions of Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. Interest income thus recognized on retained interests in securitizations, excluding revolving securitizations, was $21.0 million in 2002 and $9.2 million in 2001.

Servicing fee income on all securitizations was $16.1 million in 2002, $12.0 million in 2001, and $7.8 million in 2000. All amounts of pretax gains, interest income, and servicing fee income are included in loan sales and servicing income in the statements of income.

Key economic assumptions and the sensitivity of the current fair value of capitalized residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows at December 31, 2002 (in millions of dollars and annualized percentage rates):

		Home equity loans	Small business loans	Jumbo mortgage loans

Carrying amount/fair value of capitalized residual cash flows		$9.3	93.2	2.0
Weighted average life (in months)		14	40 -58	13
Prepayment speed assumption		54.2%	15.0% - 18.5%	60.0%
Decrease in fair value due to adverse change
	-10%	$0.4	1.8	0.2
	-20%	$0.7	3.8	0.5
Expected credit losses		0.25%	0.50% - 0.75%	0.35%
Decrease in fair value due to adverse change
	-10%	$0.1	1.7	< 0.1
	-20%	$0.2	3.8	0.1

Residual cash flows discount rate		15.0%	15.0%	15.0%
Decrease in fair value due to adverse change
	-10%	$0.1	1.9	< 0.1
	-20%	$0.2	4.0	< 0.1

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

At December 31, 2002 and 2001, the weighted average expected static pool credit losses for small business and jumbo mortgage loans was 2.19% and 1.87%. Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets.

The following table presents quantitative information about delinquencies and net credit losses for those categories of loans for which securitizations existed at December 31. The Company only securitizes loans originated or purchased by ZFNB. Therefore, only loans and related delinquencies and net credit losses of commonly managed ZFNB loans are included (in millions):

	Principal balance December 31,		Principal balance of loans past due 30+ days[1] December 31,		Net credit losses[2]

	2002	2001	2002	2001	2002	2001	2000

Automobile loans	$ NA	558.4	NA	13.2	NA	6.4	4.1
Credit card receivables	NA	104.7	NA	4.8	NA	4.4	3.1
Home equity loans	562.9	443.4	1.3	1.3	0.2	0.7	0.1
Small business loans	1,843.0	1,513.3	34.8	64.5	4.0	1.5	0.5
Jumbo mortgage loans	109.8	261.3	4.0	3.0	0.4	—	NA

Total loans managed or securitized	2,515.7	2,881.1	40.1	86.8	4.6	13.0	7.8

Less loans securitized[3]	1,878.3	2,040.9

Loans held in portfolio	$637.4	840.2

1   Loans greater than 30 days past due based on end of period total loans.

2   Net credit losses are charge-offs net of recoveries and are based on total loans outstanding.

3   Represents the principal amount of the loans. Interest-only strips and other retained interests held for securitized assets are excluded because they are recognized separately.

ZFNB also sponsors an asset-backed commercial paper program through a qualified special purpose entity securities conduit (“conduit”). The conduit issues commercial paper to fund the acquisition of U.S. Government and AAA rated securities purchased from ZFNB. In addition to providing administrative and investment advisory services, ZFNB also provides hedge and liquidity support under contracts between ZFNB and the conduit. Pursuant to the liquidity contract, ZFNB is required to purchase securities from the conduit to provide funds for the conduit to repay maturing commercial paper upon the conduit’s inability to access the commercial paper market or upon commercial paper market disruptions, as specified in governing documents to the conduit. No amounts were outstanding under this liquidity facility during 2002, or at December 31, 2002 and 2001. At December 31, 2002 and 2001, the size of this liquidity facility is approximately $5.1 billion. Income recognized by ZFNB under this arrangement is separately reflected as income from securities conduit. At December 31, 2002 and 2001, the market value of the conduit’s securities portfolio is approximately $3.8 billion and $2.4 billion, respectively.

7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001. This Statement, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

As required by SFAS 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS 133. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative are recorded in other comprehensive income and recognized in earnings when the hedged transaction affects earnings. The ineffective portion of changes in the fair value of cash flow hedges is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows on the derivative hedging instrument with the changes in fair value or cash flows on the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings. On January 1, 2001, all hedging relationships were designated anew by the Company in accordance with the provisions of the Statement.

The Company’s objective in using derivatives is to add stability to interest income or expense, to modify the duration of specific assets or liabilities as considered necessary by the Company, and to manage exposure to interest rate movements or other identified risks. To accomplish this objective, the Company uses interest rate swaps as part of its cash flow hedging strategy. For 2002 and 2001, such derivatives were used to hedge the variable cash flows associated with designated commercial loans.

In 2002, the Company used fair value hedges to manage interest rate exposure to certain long-term debt. In 2001, fair value hedge ineffectiveness of $4.3 million (a net gain) was recognized in other noninterest income from a qualifying fair value hedge of an investment. No other hedge ineffectiveness occurred for fair value hedges in 2002 or 2001. As of December 31, 2002, no derivatives were designated for hedges of investments in foreign operations.

Interest rate swap agreements designated as cash flow hedges involve the receipt of fixed-rate amounts in exchange for variable-rate payments over the life of the agreements without exchange of the underlying principal amount. Basis swap agreements designated as cash flow hedges are used in conjunction with certain interest rate swaps and are used to convert the variable rate paid on an interest rate swap to match the variable rate received from a loan. Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks, but do not meet the strict hedge accounting requirements of SFAS 133.

The adoption of SFAS 133 on January 1, 2001 resulted in transition adjustments presented as a cumulative effect adjustment in the statement of income and in the statement of changes in shareholders’ equity and comprehensive income. The transition adjustments relate to the recording of the fair value of derivatives on the balance sheet, and the effect of transferring certain held to maturity investments to either the trading or available for sale categories, as allowed by the transition provisions of SFAS 133. The total amount of held to maturity securities transferred was approximately $3,074 million.

In the 2001 statement of income, the transition adjustments resulted in a reduction to net income of $7.2 million, net of income tax benefit of $4.5 million. This consisted of $.3 million, net of income tax benefit of $.2 million, to record the fair value of derivatives on the balance sheet, and $6.9 million, net of income tax benefit of $4.3 million, to reclassify certain investment securities. In the statement of changes in shareholders’ equity and comprehensive income, the transition adjustments resulted in an increase to accumulated other comprehensive income of $34.5 million, net of income tax expense of $21.2 million. This consisted of $21.3 million, net of income tax expense of $13.2 million, to record the fair value of derivatives on the balance sheet, and $13.2 million, net of income tax expense of $8.0 million, to reclassify certain investment securities.

At December 31, 2002 and 2001, derivatives with a fair value of $109.4 million and $67.1 million were included in other assets and derivatives with a fair value of $33.8 million and $22.1 million were included in accrued liabilities, respectively. The change in fair value of derivatives not designated as hedges of $14.4 million in 2002 and $11.4 million in 2001 is included in market making, trading and nonhedge derivative income. The change in net unrealized gains for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders’ equity and comprehensive income. No hedge ineffectiveness on cash flow hedges was recognized during 2002 or 2001.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Company’s variable rate loans. The change in net unrealized gains on cash flow hedges discussed above reflects a reclassification of net unrealized gains from accumulated other comprehensive income to interest income, as disclosed in the statement of changes in shareholders’ equity and comprehensive income. For 2003, the Company estimates that an additional $32 million will be reclassified.

8. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31 (in thousands):

	2002	2001

Land	$70,269	61,976
Buildings	234,042	205,334
Furniture and equipment	334,816	330,032
Leasehold improvements	90,569	75,506

Total	729,696	672,848
Less accumulated depreciation and amortization	336,066	304,772

Net book value	$393,630	368,076

9. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company adopted SFAS 142 effective January 1, 2002. Under this Statement, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to specified annual impairment tests. Other intangible assets are amortized over their useful lives.

Transitional disclosures under SFAS 142 to reconcile prior years net income to adjusted amounts for the add back of goodwill amortization are as follows (in thousands, except per share amounts):

	2002	2001	2000

Net income:
As reported	$256,278	283,020	161,709
Add back of goodwill amortization, net of income tax benefit	—	33,056	25,946

As adjusted	$256,278	316,076	187,655

Net income per common share:
Basic:
As reported	$2.80	3.10	1.87
Add back of goodwill amortization, net of income tax benefit	—	0.36	0.30

As adjusted	$2.80	3.46	2.17

Diluted:
As reported	$2.78	3.07	1.86
Add back of goodwill amortization, net of income tax benefit	—	0.36	0.30

As adjusted	$2.78	3.43	2.16

Of the amount of goodwill amortization added back, $2.4 million in 2001 was subsequently included with discontinued operations. See related discussion in Note 15.

Core deposit and other intangible assets and related amortization for continuing operations are as follows at December 31 (in thousands):

	Gross carrying amount		Accumulated amortization		Total

	2002	2001	2002	2001	2002	2001

Core deposit intangibles	$143,620	141,475	(62,650)	(49,321)	80,970	92,154
Other intangibles	2,000	19,816	(50)	(2,822)	1,950	16,994

	$145,620	161,291	(62,700)	(52,143)	82,920	109,148

The amount of amortization expense of core deposit and other intangible assets is separately reflected in the statement of income. The Company has no intangible assets with indefinite lives.

Estimated amortization expense of core deposit and other intangible assets is as follows for the years succeeding December 31, 2002 (in thousands):

2003	$14,331
2004	13,788
2005	13,662
2006	13,537
2007	12,401

Changes in the carrying amount of goodwill for 2002 by operating segment are as follows (in thousands):

	Zions First National Bank and Subsidiaries	California Bank & Trust	Nevada State Bank	National Bank of Arizona	Vectra Bank Colorado	The Commerce Bank of Washington	Other	Consolidated Company

Balance as of January 1, 2002	$11,533	387,387	21,051	57,168	239,232	—	54,392	770,763
Goodwill acquired during the year	1,782			3,896				5,678
Impairment losses							(46,682)	(46,682)
Goodwill reclassified to discontinued operations							(546)	(546)
Goodwill written off from sale of branches		(1,082)						(1,082)
Goodwill pushdown from parent	7,989			1,142	16		(9,147)	—
Other adjustments, including contingent consideration paid	(8)	(474)		445	(46)		1,983	1,900

Balance as of December 31, 2002	$21,296	385,831	21,051	62,651	239,202	—	—	730,031

In June 2002, the Company completed all goodwill impairment testing required under the transitional provisions of SFAS 142. Impairment losses of $32.4 million (net of income tax benefit of $2.7 million) were recognized as of January 1, 2002 as a cumulative effect adjustment in accordance with SFAS 142. This adjustment relates to the impairment in carrying value of the Company’s investments in certain e-commerce subsidiaries included in the “Other” operating segment. The impairment amount was determined by comparing the carrying value of these subsidiaries to their fair value at January 1, 2002, which was estimated from comparable market values including price-to-revenue multiples. In September 2002, additional impairment losses were recognized, as discussed in Note 15. In October 2002, the Company completed its annual review of impairment required by SFAS 142 and did not recognize any additional impairment losses.

10. DEPOSITS

At December 31, 2002, the scheduled maturities of all time deposits are as follows (in thousands):

2003	$2,488,798
2004	346,561
2005	157,345
2006	57,735
2007 and thereafter	118,594

$3,169,033

At December 31, 2002, the contractual maturities of time deposits with a denomination of $100,000 and over were as follows: $467 million in 3 months or less, $264 million over 3 months through 6 months, $409 million over 6 months through 12 months and $262 million over 12 months.

Deposit overdrafts that have been reclassified as loan balances were $77 million and $58 million at December 31, 2002 and 2001, respectively.

11. SHORT-TERM BORROWINGS

Short-term borrowings generally mature in less than 30 days. The following table shows selected information for these borrowings (in thousands):

	2002	2001	2000

Federal funds purchased:
Average amount outstanding	$1,167,762	1,046,859	851,465
Weighted average rate	1.67%	3.74%	6.12%
Highest month-end balance	$1,991,882	1,492,262	1,069,124
Year-end balance	$819,807	1,203,764	1,069,124
Weighted average rate on outstandings at year-end	1.03%	1.68%	6.28%

Security repurchase agreements:
Average amount outstanding	$1,360,395	1,621,539	1,895,421
Weighted average rate	1.44%	3.50%	5.68%
Highest month-end balance	$1,871,728	2,021,895	2,664,768
Year-end balance	$861,177	933,973	1,327,721
Weighted average rate on outstandings at your end	0.83%	1.27%	5.56%

The Company participates in overnight and term security repurchase agreements. Certain overnight agreements are performed with sweep accounts in conjunction with a master repurchase agreement. In this case, securities under the Company’s control are pledged for and interest is paid on the collected balance of the customers’ accounts. For term repurchase agreements, securities are transferred to the applicable counterparty. The counterparty, in certain instances, is contractually entitled to sell or repledge securities accepted as collateral. As of December 31, 2002, overnight security repurchase agreements were $716.7 million and term security repurchase agreements were $144.5 million.

12. FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Federal Home Loan Bank (“FHLB”) advances and other borrowings over one year are summarized as follows at December 31 (in thousands):

	2002	2001

FHLB advances, 3.90% - 8.32%	$225,198	227,958
SBA notes payable, 2.25% - 8.08%	15,500	12,500

	$240,698	240,458

The weighted average interest rate on FHLB advances outstanding at December 31, 2002 and 2001 was 5.0%.

The FHLB advances are borrowed by ZFNB and Vectra Bank Colorado (“Vectra”), wholly-owned subsidiaries, under their lines of credit with the Federal Home Loan Banks of Seattle and Topeka, respectively. The lines of credit are secured under a blanket pledge whereby ZFNB and Vectra maintain unencumbered collateral with a carrying amount, which has been adjusted using a pledge requirement percentage based upon the types of collateral pledged, equal to at least 100% of outstanding advances.

Interest expense on FHLB advances and other borrowings over one year was $12.4 million in 2002, $10.1 million in 2001, and $8.5 million in 2000.

Maturities of FHLB advances and other borrowings with original maturities over one year are as follows at December 31, 2002 (in thousands):

2003	$3,758
2004	2,580
2005	5,842
2006	5,842
2007	2,334
Thereafter	220,342

$240,698

13. LONG-TERM DEBT

Long-term debt at December 31 is summarized as follows (in thousands):

	2002	2001

Guaranteed preferred beneficial interests in junior subordinated deferrable interest debentures	$511,172	218,845
Subordinated notes:
Floating rate	510,000	510,000
Fixed rate	—	49,900
Senior medium-term notes	46,138
Capital leases and other	2,195	2,597

	$1,069,505	781,342

The guaranteed preferred beneficial interests in junior subordinated deferrable interest debentures include $170.1 million of 8.536% trust preferred securities issued by Zions Institutional Capital Trust A (“ZICTA”), $29.0 million of 11.75% trust preferred securities issued by CSBI Capital Trust I (“CSBICT”), and $2.2 million of 10.25% trust preferred securities issued by GB Capital Trust (“GBCT”). Each series of trust preferred securities relates to a corresponding series of junior subordinated deferrable interest debentures issued by the Company or ZFNB (referred to as the “ZICTA debentures,” the “CSBICT debentures” and the “GBCT debentures,” respectively).

The ZICTA debentures are direct and unsecured obligations of ZFNB and are subordinate to the claims of depositors and general creditors. The Company has irrevocably and unconditionally guaranteed all of ZFNB’s obligations under the debentures. The Company became obligated with respect to the CSBICT and GBCT debentures as a result of the acquisitions of Eldorado Bancshares and GB Bancorporation, respectively, and are direct and unsecured obligations subordinate to other indebtedness and general creditors of the Company. All three of these series of debentures are subject, with the approval of banking regulators, to early redemption beginning in 2006 and 2007. The ZICTA and GBCT debentures require semiannual interest payments and mature in December 2026 and January 2027, respectively. The CSBICT debentures require quarterly interest payments and mature in June 2027. The Company has unconditionally guaranteed the obligations of ZICTA, CSBICT and GBCT with respect to their respective series of trust preferred securities to the extent set forth in the applicable guarantee agreements and the Company has unconditionally guaranteed the obligations of ZFNB with respect to the ZICTA debentures to the extent set forth in the applicable guarantee agreement.

The preferred beneficial interests also include $285 million of 8.0% trust preferred securities issued in August 2002 by Zions Capital Trust B (“ZCTB”), a newly formed subsidiary. These trust preferred securities relate to a corresponding series of junior subordinated deferrable interest debentures issued by the Company (the “ZCTB debentures”). The debentures are direct and unsecured obligations of the Company and are subordinate to other indebtedness and general creditors. The ZCTB debentures require quarterly interest payments that began in December 2002. These debentures mature in September 2032, but are subject, with the approval of banking regulators, to early redemption beginning in September 2007. The Company has unconditionally guaranteed the obligations of ZCTB with respect to the trust preferred securities issued by it to the extent set forth in the applicable guarantee agreement. The trust preferred securities, debentures and the guarantees of the Company were registered with the Securities and Exchange Commission in August 2002.

The Company has entered into agreements to hedge the ZICTA and $140 million of the ZCTB debentures. The fair value hedge derivatives are accounted for in accordance with SFAS 133, as discussed in Note 7. They are recorded at their fair value of $24.9 million at December 31, 2002 in the consolidated balance sheet with their related long-term debt amounts. These fair value hedges are interest rate swaps with early redemption dates consistent with the related debt. Interest expense for 2002 has been reduced by $5.5 million as a result of these hedges.

The floating rate subordinated notes include $200 million at 6.95% issued through a subsidiary, Zions Financial Corp., and $200 million at 6.50% issued by the Company. Early redemption may occur beginning in May and October 2006, respectively, at which time the notes will bear interest at one-month LIBOR plus 2.86% and one-month LIBOR plus 3.01% through maturity in May and October 2011, respectively. Each series of notes requires semiannual interest payments. The Company has unconditionally guaranteed the 6.95% notes. Also included in floating rate subordinated notes is $110 million callable in 2003 and due in 2008, with quarterly interest payments at three-month LIBOR plus 70 basis points. All subordinated notes are unsecured.

The senior medium-term notes are part of an overall unsecured Medium-Term Notes program commenced by the Company. The Company has filed a registration statement with the Securities and Exchange Commission for up to an aggregate of $340 million of Senior Medium-Term Notes, Series A, and Subordinated Medium-Term Notes, Series B. The Company may issue such debt from time to time with the terms of each note to be specified in a pricing supplement filed with the Securities and Exchange Commission. Interest may be at a fixed or floating rate. The amount outstanding under this program at December 31, 2002 provided for quarterly interest payments at three-month LIBOR plus 50 basis points through maturity in October 2004. Early redemption may occur in October 2003.

Interest expense on long-term debt was $56.3 million in 2002, $43.7 million in 2001, and $34.2 million in 2000.

Maturities and sinking fund requirements on long-term debt are as follows for the years succeeding December 31, 2002 (in thousands):

	Consolidated	Parent only

2003	$448
2004	46,593	46,138
2005	361
2006	292
2007	119
Thereafter	1,021,692	634,709

	$1,069,505	680,847

Parent only maturities on long-term debt include $324.7 million of subordinated debt payable to CSBICT, GBCT and ZCTB after 2007.

14. SHAREHOLDERS’ EQUITY

The Company has in place a Shareholder Rights Protection Plan (“Plan”) which contains provisions intended to protect shareholders if certain events occur. These events include, but are not limited to, unsolicited offers or attempts to acquire the Company including offers that do not treat all shareholders equally, acquisitions in the open market of shares constituting control without offering fair value to all shareholders, and other coercive or unfair takeover tactics that could impair the Board of Directors’ ability to represent shareholders’ interests fully. The Plan provides that attached to each share of common stock is one right (“Right”) to purchase one one-hundredth of a share of participating preferred stock for an exercise price of $90, subject to adjustment. The Rights have certain antitakeover effects and may cause substantial dilution to a person who attempts to acquire the Company without the approval of the Board of Directors. The Rights, however, should not affect offers for all outstanding shares of common stock at a fair price and, otherwise, in the best interests of the Company and its shareholders as determined by the Board of Directors. The Board of Directors may, at its option, redeem all, but not fewer than all, of the then outstanding Rights at any time until the 10th business day following a public announcement that a person or a group had acquired beneficial ownership of 10% or more of the Company’s outstanding common stock or total voting power.

As authorized by its Board of Directors, the Company repurchased and retired 2,393,881 shares of its common stock in 2002 at a cost of $113.2 million, 883,240 shares at a cost of $46.5 million in 2001 and 80,174 shares at a cost of $3.9 million in 2000. At December 31, 2002, the Company has authorization from its Board of Directors to repurchase an additional $27.6 million of common stock under its share repurchase program.

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

15. DISCONTINUED OPERATIONS, IMPAIRMENT LOSSES, AND RESTRUCTURING CHARGES

In September 2002, the Company decided to discontinue the operations of the e-commerce subsidiaries discussed in Note 9. The Company determined that its plan to restructure and offer all or part of these subsidiaries for sale met the held for sale and discontinued operations criteria of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company adopted SFAS 144 effective January 1, 2002.

Summarized information for the loss from operations of discontinued subsidiaries is as follows (in thousands):

	2002	2001

Noninterest income	$7,414	7,197
Noninterest expense	25,718	19,684

Pretax loss from operations of discontinued subsidiaries	$(18,304)	(12,487)

Based on the acquisition dates of these discontinued subsidiaries, operations were not included until 2001. Additional pretax impairment losses of $28.7 million for these subsidiaries are included as a separate line item with discontinued operations. The amounts of these impairment losses were determined by comparing the carrying amounts of these subsidiaries to their fair values, less costs to sell. Fair values were determined based on amounts offered in sales negotiations and market comparables.

In December 2002, the Company completed the sale of one of these subsidiaries, Phaos Technology Corp., and recognized a $5.3 million income tax benefit, which is included with other income tax benefits in discontinued operations.

Assets and liabilities of discontinued operations included in other assets and accrued liabilities in the consolidated balance sheet at December 31, 2002 are summarized as follows (in thousands):

Assets:
Cash and due from banks	$657
Interest-bearing deposits	186
Premises and equipment, net	334
Other intangibles	358
Other assets	1,506

Total assets	3,041

Liabilities:
Accrued liabilities	3,788

Total liabilities	3,788

Impairment losses on long-lived assets in continuing operations relate to certain software, including software of other continuing e-commerce activities. The recorded amount of $4.9 million includes $2.7 million in ZFNB and $2.2 million in the Other operating segment. The impairment losses were determined by comparing the carrying value to fair value, estimated by using discounted cash flow approaches.

Restructuring charges relate primarily to certain branch closings and to the restructuring of trust operations and administrative functions. The recorded amount of $3.3 million includes severance costs of $1.8 million and occupancy-related costs of $1.5 million.

16. INCOME TAXES

Income taxes (benefit) are summarized as follows (in thousands):

	2002	2001	2000

Continuing operations:
Federal:
Current	$136,050	130,700	59,038
Deferred	2,837	6,135	6,342
State	28,815	25,032	14,281

	167,702	161,867	79,661

Discontinued operations:
Federal	(15,150)	(3,260)	—
State	(3,385)	(807)	—

	(18,535)	(4,067)	—

Cumulative effect adjustments:
Federal	(2,143)	(3,855)	—
State	(533)	(666)	—

	(2,676)	(4,521)	—

Income tax expense	$146,491	153,279	79,661

Income tax expense on continuing operations computed at the statutory federal income tax rate of 35% reconciles to actual income tax expense as follows (in thousands):

	2002	2001	2000

Income tax expense at statutory federal rate	$168,402	158,434	85,016
State income taxes, net	18,730	16,270	9,283
Nondeductible expenses	2,667	12,178	10,944
Nontaxable interest	(18,576)	(12,870)	(17,217)
Tax credits and other taxes	(2,343)	(2,056)	(1,874)
Corporate reorganization	—	(6,416)	(6,416)
Other	(1,178)	(3,673)	(75)

	$167,702	161,867	79,661

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below (in thousands):

	2002	2001

Gross deferred tax assets:
Book loan loss deduction in excess of tax	$108,726	100,038
Postretirement benefits	3,984	2,150
Deferred compensation	9,249	10,895
Deferred loan fees	1,613	3,524
Deferred agreements	1,484	1,873
Minimum pension liability	15,128	—
Capital loss carryforward	8,013	24,703
Other	20,238	43,751

Total deferred tax assets	168,435	186,934

Gross deferred tax liabilities:
Core deposits and purchase accounting	(28,412)	(38,167)
Premises and equipment, due to differences in depreciation	(4,760)	(4,748)
FHLB stock dividends	(10,383)	(29,191)
Leasing operations	(69,992)	(56,020)
Security investments and derivative market adjustments	(67,605)	(74,903)
Prepaid pension reserves	(1,734)	(6,191)
Other	(8,554)	(8,978)

Total deferred tax liabilities	(191,440)	(218,198)

Net deferred tax liabilities	$(23,005)	(31,264)

The amount of net deferred tax liabilities is included with accrued liabilities in the consolidated balance sheet. The Company has determined that it is not required to establish a valuation reserve for any deferred tax assets since it is “more likely than not” that such assets will be principally realized through future taxable income and tax planning strategies. This conclusion is based on the history of growth in earnings and the prospects for continued growth and profitability.

The exercise of stock options under the Company’s nonqualified stock option plan, and nonqualified exercises of options under the qualified plan, resulted in tax benefits reducing the Company’s current income tax payable and increasing common stock by $2.9 million in 2002, $3.0 million in 2001, and $3.4 million in 2000.

17. NET INCOME PER COMMON SHARE

Basic and diluted net income per common share, based on the weighted average outstanding shares, are summarized as follows (in thousands, except per share amounts):

	2002	2001	2000

Basic:
Income from continuing operations	$317,107	298,599	161,709
Loss on discontinued operations	(28,460)	(8,420)	—

Income before cumulative effect adjustment	288,647	290,179	161,709
Cumulative effect adjustment	(32,369)	(7,159)	—

Net income applicable to common stock	$256,278	283,020	161,709

Average common shares outstanding	91,566	91,202	86,320

Income from continuing operations per share	$3.46	3.27	1.87
Loss on discontinued operations per share	(0.31)	(0.09)	—
Cumulative effect adjustment per share	(0.35)	(0.08)	—

Net income per common share	$2.80	3.10	1.87

Diluted:
Income from continuing operations	$317,107	298,599	161,709
Loss on discontinued operations	(28,460)	(8,420)	—

Income before cumulative effect adjustment	288,647	290,179	161,709
Cumulative effect adjustment	(32,369)	(7,159)	—

Net income applicable to common stock	$256,278	283,020	161,709

Average common shares outstanding	91,566	91,202	86,320
Stock option adjustment	513	972	800

Average common shares outstanding	92,079	92,174	87,120

Income from continuing operations per share	$3.44	3.24	1.86
Loss on discontinued operations per share	(0.31)	(0.09)	—
Cumulative effect adjustment per share	(0.35)	(0.08)	—

Net income per common share	$2.78	3.07	1.86

18. STOCK OPTIONS

The Company has a qualified stock option plan under which stock options may be granted to key employees, and a nonqualified plan under which options may be granted to nonemployee directors. Under the qualified plan and non-qualified plan, 3,244,000 and 400,000 shares, respectively, of common stock were reserved. Options equal to 2% of the issued and outstanding shares of the Company’s common stock as of the first day of the year are automatically reserved for issuance under the qualified plan.

Under the qualified plan, options vest at the rate of one third each year after the date of grant and expire seven years after the date of grant. Options granted previous to 2000 are exercisable in increments from one to four years after the date of grant and expire six years after the date of grant. Under the nonqualified plan, options are exercisable in increments from six months to three and a half years after the date of grant and expire ten years after the date of grant. At December 31, 2002, there were 1,962,562 and 167,000 additional shares available for grant under the qualified and nonqualified plans, respectively.

The Company has also adopted a broad-based employee stock option plan. Participation in this plan requires employment for a full year prior to the option grant date with service of 20 hours a week or more. Executive officers of the Company are not eligible to participate in this plan. Stock options are granted to eligible employees based on an internal job grade structure. All options vest at the rate of one third each year and expire four years after the date of grant. At December 31, 2002, there were 1,277,878 options outstanding and 198,809 additional shares available for grant.

The Company’s stock-based compensation plans are accounted for based on the intrinsic value method set forth under the recognition and measurement principles of APB 25, and related Interpretations. No compensation expense was recorded for these option plans, as the exercise price was equal to the quoted market price of the stock at the time of grant. The Stock-Based Compensation section of Note 1, Summary of Significant Accounting Policies, illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. That section also discusses the recently issued SFAS 148.

The following table is a summary of the Company’s stock option activity and related information for the three years ended December 31, 2002:

	Number of shares	Weighted average exercise price

Balance at December 31, 1999	3,345,691	$43.30
Acquired	132,097	11.48
Granted	1,993,961	43.38
Exercised	(409,935)	18.25
Forfeited	(328,223)	51.03

Balance at December 31, 2000	4,733,591	43.98
Acquired	906,845	41.90
Granted	2,090,843	53.28
Exercised	(611,174)	28.04
Forfeited	(655,449)	47.12

Balance at December 31, 2001	6,464,656	47.89
Granted	2,086,595	52.17
Exercised	(652,860)	32.62
Expired	(108,547)	50.58
Forfeited	(306,961)	55.93

Balance at December 31, 2002	7,482,883	50.04

Outstanding options exercisable as of:
December 31, 2002	3,744,828	$48.01
December 31, 2001	3,315,756	44.50
December 31, 2000	1,701,254	36.55

Selected information on stock options as of December 31, 2002 follows:

	Outstanding options			Exercisable options

Exercise price range	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of shares	Weighted average exercise price

$2.37 to $6.91	16,143	$ 3.57	2.6	16,143	$ 3.57
$6.92 to $13.83	31,823	12.55	3.4	31,823	12.55
$13.84 to $20.74	60,594	16.30	3.5	60,594	16.30
$20.75 to $27.65	41,200	23.38	4.3	33,871	23.45
$27.66 to $34.56	178,338	30.82	0.8	178,338	30.82
$34.57 to $41.48	247,510	40.08	3.9	11,857	40.26
$41.49 to $48.39	2,076,609	42.67	3.8	1,569,479	42.59
$48.40 to $55.30	4,039,859	53.23	4.8	1,255,809	51.75
$55.31 to $62.21	108,500	56.58	4.9	42,994	56.46
$62.22 to $69.13	682,307	68.70	2.2	543,920	68.59

	7,482,883	50.04	4.1	3,744,828	48.01

19. COMMITMENTS, GUARANTEES, CONTINGENT LIABILITIES, AND RELATED PARTIES

The Company is a party to certain derivative instruments and other financial instruments in the normal course of business to meet the financing needs of its customers, to reduce its own exposure to fluctuations in interest rates, and to make a market in U.S. government, agency, corporate, and municipal securities. These financial instruments involve, to varying degrees, elements of credit, liquidity, and interest rate risk in excess of the amount recognized in the balance sheets.

Contractual amounts of the off-balance sheet financial instruments used to meet the financing needs of the Company’s customers are as follows (in thousands):

	2002	2001

Commitments to extend credit	$7,526,188	6,598,112
Standby letters of credit:
Performance	101,380	66,231
Financial	287,819	148,123
Commercial letters of credit	26,392	26,200

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

Establishing commitments to extend credit gives rise to credit risk. As of December 31, 2002, a significant portion of the Company’s commitments is expected to expire without being drawn upon; commitments totaling $5.1 billion expire in 2003. As a result, the Company’s actual future credit exposure or liquidity requirements will be lower than the contractual amounts of the commitments. The Company uses the same credit policies and procedures in making commitments to extend credit and conditional obligations as it does for on-balance sheet instruments. These policies and procedures include credit approvals, limits, and monitoring.

Standby and commercial letters of credit are conditional commitments issued by the Company generally to guarantee the performance of a customer to a third party. The guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Standby letters of credit include remaining commitments in the amount of $304 million expiring in 2003 and $85 million expiring thereafter through 2020. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds marketable securities and cash equivalents as collateral supporting those commitments for which collateral is deemed necessary.

The Company uses interest rate swaps as part of its overall asset and liability duration and interest rate risk management strategy. These transactions enable the Company to manage asset and liability durations, and transfer, modify, or reduce its interest rate risk. Exposure to credit risk arises from the possibility of nonperformance by counterparties, which are primarily established, well-capitalized financial institutions. The Company controls this credit risk through credit approvals, limits, and monitoring procedures. No losses associated with counterparty nonperformance on derivative instruments have occurred. Nevertheless, the related credit risk is considered and measured when and where appropriate.

As a market maker in U.S. government, agency, corporate, and municipal securities, the Company enters into agreements to purchase and sell such securities. As of December 31, 2002 and 2001, the Company had outstanding commitments to purchase securities of $45 million and $82 million, respectively, and outstanding commitments to sell securities of $37 million and $81 million, respectively. These agreements at December 31, 2002 have remaining terms of one month or less.

The contractual or notional amount of financial instruments indicates a level of activity associated with a particular class of financial instrument and is not a reflection of the actual level of risk. As of December 31, 2002 and 2001, the regulatory risk-weighted values assigned to all off-balance sheet financial instruments and derivative instruments described herein totaled $2,116 million and $2,075 million, respectively.

The Company has $54.3 million available in lines of credit from two separate institutions, which were unused as of

December 31, 2002. Interest rates are LIBOR plus 50 basis points on one line and prime less 1.5% on the other line. There are no compensating balance arrangements.

At December 31, 2002, the Company was required to maintain a cash balance of $25 million with the Federal Reserve Banks to meet minimum balance requirements in accordance with Federal Reserve Board regulations.

At December 31, 2002, the Company has guaranteed approximately $1,021 million of debt issued by various subsidiaries, as discussed in Note 13. See Note 6 for the discussion of ZFNB’s commitment of $5.1 billion at December 31, 2002 to a qualified special purpose entity securities conduit.

The Company is a defendant in various legal proceedings arising in the normal course of business. The Company does not believe that the outcome of any such proceedings will have a material adverse effect on its consolidated results of operations, financial position, or liquidity.

The Company has commitments for leasing premises and equipment under the terms of noncancelable capital and operating leases expiring from 2003 to 2068. Premises leased under capital leases were recorded at $14.9 million, net of $13.3 million accumulated amortization at December 31, 2002. Amortization applicable to premises leased under capital leases is included in depreciation expense.

Future aggregate minimum rental payments under existing noncancelable operating leases at December 31, 2002 are as follows (in thousands):

2003	$30,652
2004	29,977
2005	27,107
2006	22,085
2007	19,005
Thereafter	91,948

$220,774

Future aggregate minimum rental payments have been reduced by noncancelable subleases as follows: 2003, $2.7 million; 2004, $1.4 million; 2005, $1.0 million; 2006, $.6 million; 2007, $.5 million; and thereafter $2.3 million. Aggregate rental expense on operating leases amounted to $47.8 million in 2002, $47.8 million in 2001, and $40.0 million in 2000.

The Company has no other material related party transactions requiring disclosure. Credit is extended to certain officers and directors of the Company through its subsidiaries in the ordinary course of business and on substantially the same terms as comparable third-party lending arrangements in compliance with applicable banking regulations.

20. REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory–and possibly additional discretionary–actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the Company’s capital ratios significantly exceed the minimum capital levels, and the Company is considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Company’s category.

Dividends declared by the Company’s banking subsidiaries in any calendar year may not, without the approval of the appropriate federal regulator, exceed their net earnings for that year combined with their net earnings less dividends paid for the preceding two years. At December 31, 2002, the Company’s subsidiaries had approximately $236.1 million available for the payment of dividends under the foregoing restrictions.

The actual capital amounts and ratios of the Company and significant banking subsidiaries are as follows (in thousands):

	Actual		Minimum for capital adequacy purposes		To be well capitalized

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2002:
Total capital (to risk-weighted assets)
The Company	$2,759,443	12.94%	$1,705,937	8.00%	$2,132,421	10.00%
Zions First National Bank	854,485	10.82	631,861	8.00	789,827	10.00
California Bank & Trust	771,695	11.06	558,359	8.00	697,949	10.00
Tier I capital (to risk-weighted assets)
The Company	1,974,095	9.26	852,969	4.00	1,279,453	6.00
Zions First National Bank	596,529	7.55	315,931	4.00	473,896	6.00
California Bank & Trust	534,334	7.66	279,179	4.00	418,769	6.00
Tier I capital (to average assets)
The Company	1,974,095	7.56	783,627	3.00	1,306,044	5.00
Zions First National Bank	596,529	5.63	317,833	3.00	529,721	5.00
California Bank & Trust	534,334	6.51	246,354	3.00	410,590	5.00

As of December 31, 2001:
Total capital (to risk-weighted assets)
The Company	$2,330,155	12.20%	$1,527,745	8.00%	$1,909,681	10.00%
Zions First National Bank	809,418	11.39	568,372	8.00	710,465	10.00
California Bank & Trust	728,288	11.37	512,382	8.00	640,478	10.00
Tier I capital (to risk-weighted assets)
The Company	1,576,175	8.25	763,872	4.00	1,145,808	6.00
Zions First National Bank	566,509	7.97	284,186	4.00	426,279	6.00
California Bank & Trust	537,427	8.39	256,191	4.00	384,287	6.00
Tier I capital (to average assets)
The Company	1,576,175	6.56	720,599	3.00	1,200,999	5.00
Zions First National Bank	566,509	5.87	289,574	3.00	482,624	5.00
California Bank & Trust	537,427	6.60	244,200	3.00	407,000	5.00

21. RETIREMENT PLANS

The Company has a noncontributory defined benefit pension plan for eligible employees. Plan benefits are based on years of service and employees’ compensation levels. Benefits vest under the plan upon completion of five years of vesting service. Plan assets consist principally of corporate equity, debt securities and cash investments. Plan benefits are defined as a lump-sum cash value or an annuity at retirement age.

During 2002, the Company’s Board of Directors approved significant changes to the pension plan, which became effective January 1, 2003. The plan was amended so that new employees will not be allowed to participate in the plan on or after January 1, 2003. Benefit accruals for existing participants will cease as of that date with the following grandfa-thering exceptions. Participants age 55 and over with 10 years of service by December 31, 2002 may receive reduced future earnings credits in accordance with a reduced schedule. Participants age 55 and over with 10 years of service as of March 31, 1997 will continue to receive future earnings credits without reduction.

The following table presents the change in the plan’s benefit obligation (in thousands):

	2002	2001

Benefit obligation at beginning of year	$135,032	117,514
Service cost	11,113	8,601
Interest cost	9,202	8,659
Plan amendments	501	615
Actuarial (gain) loss	(8,116)	5,925
Curtailments	(11,934)	—
Benefits paid	(7,784)	(6,282)

Benefit obligation at end of year	$128,014	135,032

Plan assets included 123,744 shares of Company common stock at December 31, 2002 and 123,142 shares at December 31, 2001. The total value of these shares was approximately $4.9 million at December 31, 2002. Dividends paid on these shares were approximately $99 thousand in 2002.

The following table presents the change in plan assets (in thousands):

	2002	2001

Fair value of plan assets at beginning of year	$119,033	119,758
Actual return on plan assets	(17,253)	(9,443)
Employer contributions	—	15,000
Benefits paid	(7,784)	(6,282)

Fair value of plan assets at end of year	$93,996	119,033

The following table presents the plan’s funded status and a reconcilement with the amounts recognized in the Company’s consolidated balance sheets at December 31 (in thousands):

	2002	2001

Funded status	$(34,018)	(15,999)
Unrecognized net actuarial loss	38,602	32,300
Unrecognized prior service cost	—	(1,216)

Net amount recognized	$4,584	15,085

Prepaid benefit cost	$—	15,085
Accrued benefit liability	(33,901)	—
Accumulated other comprehensive income-pretax	38,485	—

	$4,584	15,085

Net periodic benefit cost recognized includes the following components (in thousands):

	2002	2001	2000

Service cost	$11,113	8,601	7,026
Interest cost	9,202	8,659	8,137
Expected return on plan assets	(10,398)	(10,351)	(12,059)
Amortization of prior service cost	(404)	(412)	(403)
Amortization of net actuarial loss	1,299	—	—
Recognized actuarial gain	—	—	(632)

Net periodic benefit cost	10,812	6,497	2,069
Curtailment gain	(311)	—	—

Total cost	$10,501	6,497	2,069

For the year ended December 31, 2002, the Company recognized in other comprehensive income a minimum pension liability of $23.4 million, net of income tax benefit of $15.1 million.

The weighted average discount rate used in determining the pension benefit obligation was 6.75% in 2002 and 7.25% in 2001. The rate of compensation increase was 4.00% for 2002 and 5.00% for 2001, and the expected long-term rate of return was 8.60% for 2002 and 9.00% for 2001. Any net transition asset or obligation and any unrecognized prior service cost are being amortized on a straight-line basis. Unrecognized gains and losses are amortized using the minimum recognition method.

The Company also is obligated under several unfunded nonqualified supplemental retirement plans for certain current and former employees. At December 31, 2002 and 2001, the Company’s liability included in accrued liabilities totaled $16.0 million and $14.7 million, respectively for these plans.

In addition to the Company’s defined benefit pension plan, the Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees hired before January 1, 1993, who meet minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Plan coverage is provided by self-funding or health maintenance organizations (HMOs) options. Reductions in the Company’s obligations to provide benefits resulting from cost sharing changes have been applied to reduce the plan’s unrecognized transition obligation. In 2000, the Company increased its contribution toward retiree medical coverage and permanently froze the Company contributions. Retirees pay the difference between the full premium rates and the capped Company contribution.

The following table presents the change in the plan’s benefit obligation (in thousands):

	2002	2001

Benefit obligation at beginning of year	$7,152	8,914
Service cost	104	110
Interest cost	495	512
Actuarial (gain) loss	359	(1,079)
Benefits paid	(609)	(1,305)

Benefit obligation at end of year	$7,501	7,152

The following table presents the plan’s funded status reconciled with amounts recognized in the Company’s consolidated balance sheets at December 31 (in thousands):

	2002	2001

Funded status	$(7,501)	(7,152)
Unrecognized net actuarial gain	(2,103)	(3,058)
Unrecognized prior service cost	170	255

Net amount recognized	$(9,434)	(9,955)

Accrued benefit liability	$(9,434)	(9,955)

Net periodic benefit cost recognized includes the following components (in thousands):

	2002	2001	2000

Service cost	$104	110	265
Interest cost	495	512	767
Amortization of prior service cost	85	85	85
Amortization of net actuarial (gain) loss	(596)	(917)	(441)

Net periodic benefit cost (credit)	88	(210)	676
Curtailment loss	—	—	940

Total cost (credit)	$88	(210)	1,616

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at December 31, 2002 and 7.25% at December 31, 2001. Because the Company’s contribution rate is capped, there is no effect from assumed increases or decreases in healthcare cost trend rates.

The Company has a 401(k) plan (“PAYSHELTER”) under which employees select from a nontax-deferred or tax-deferred plan option along with several investment alternatives. For 2002, employees could contribute from 1 to 15% of compensation, which was matched up to 50% by the Company for contributions up to 5% and 25% for contributions greater than 5% up to 15%. Effective January 1, 2003, employees can contribute up to 50% of their earnings to the plan which will be matched by the Company 100% for the first 3% of employee contributions and 50% for the next 2% of employee contributions. Also effective January 1, 2003, the Company added a profit sharing feature to the PAYSHELTER plan. The profit sharing contribution is discretionary and the contributions may range from 0% to 4.5% of compensation based upon the Company’s return on average common equity for the year. The Company’s contributions to the plans amounted to $8.1 million in 2002, $6.6 million in 2001, and $5.5 million in 2000.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of principal financial instruments are summarized as follows (in thousands):

	December 31, 2002		December 31, 2001

	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets:
Cash and due from banks	$1,087,296	1,087,296	978,609	978,609
Money market investments	542,762	542,762	282,580	282,580
Investment securities	3,635,951	3,635,951	3,466,357	3,466,563
Loans, net	18,760,250	19,810,336	17,050,355	17,698,693
Derivatives in other assets	109,393	109,393	67,087	67,087

Total financial assets	$24,135,652	25,185,738	21,844,988	22,493,532

Financial liabilities:
Demand, savings, and money market deposits	$16,771,716	16,771,716	13,988,486	13,988,486
Time deposits	3,169,033	3,320,343	3,719,916	3,776,388
Foreign deposits	191,231	191,215	133,288	133,266
Securities sold, not yet purchased	203,838	203,838	87,255	87,255
Federal funds purchased and security repurchase agreements	1,680,984	1,680,984	2,137,737	2,137,737
Derivatives in accrued liabilities	33,823	33,823	22,056	22,056
FHLB advances and other borrowings	547,818	584,860	730,724	747,166
Long-term debt	1,069,505	1,172,630	781,342	822,898

Total financial liabilities	$23,667,948	23,959,409	21,600,804	21,715,252

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

FINANCIAL LIABILITIES

The estimated fair value of demand, savings and money market deposits, securities sold not yet purchased, and federal funds purchased and security repurchase agreements, approximates the carrying value. The fair value of time and foreign deposits is estimated by discounting future cash flows using the LIBOR yield curve. The fair value of fixed-

rate FHLB advances is estimated by discounting future cash flows using the LIBOR yield curve. Variable rate FHLB advances reprice with changes in market rates. As such, their carrying amounts approximate their fair value. Other borrowings are not significant. The estimated fair value of the subordinated notes included in long-term debt is based on a quoted market price. The remaining long-term debt is not significant.

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

23. OPERATING SEGMENT INFORMATION

Operating segments represent components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company manages its operations and prepares management reports with a primary focus on geographical area. All segments presented, except for the segment identified as “Other” are based on commercial banking operations. The operating segment identified as “Other” includes Zions Bancorporation, certain e-commerce subsidiaries, other smaller nonbank operating units and eliminations of transactions between segments.

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

The Company initiated a program in 2002 to allocate income between certain of its banking subsidiaries to better match revenues from hedging strategies to the operating units which gave rise to the exposures being hedged. Allocated income (expense) from this program included in net interest income of the banking subsidiaries for 2002 is as follows: Zions First National Bank – $(47.0) million, Nevada State Bank – $9.9 million, National Bank of Arizona –$10.1 million, Vectra Bank Colorado – $21.9 million, and The Commerce Bank of Washington – $5.1 million.

The following is a summary of selected operating segment information for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	Zions First National Bank and Subsidiaries	California Bank & Trust	Nevada State Bank	National Bank of Arizona	Vectra Bank Colorado	The Commerce Bank of Washington	Other	Consoli- dated Company

2002:
Net interest income	$296,194	377,916	124,914	115,990	110,717	24,556	(15,145)	1,035,142
Provision for loan losses	41,300	17,000	4,750	1,950	5,000	1,070	809	71,879

Net interest income after provision for loan losses	254,894	360,916	120,164	114,040	105,717	23,486	(15,954)	963,263
Noninterest income	199,727	78,435	28,071	19,115	34,222	1,719	15,525	376,814
Noninterest expense	310,097	238,180	81,854	69,033	100,123	10,257	49,384	858,928

Income from continuing operations before income taxes and minority interest	144,524	201,171	66,381	64,122	39,816	14,948	(49,813)	481,149
Income tax expense (benefit)	42,420	81,035	22,607	25,481	14,189	5,300	(23,330)	167,702
Minority interest	(1,153)	—	—	—	—	—	(2,507)	(3,660)

Income from continuing operations	103,257	120,136	43,774	38,641	25,627	9,648	(23,976)	317,107
Loss on discontinued operations	—	—	—	—	—	—	(28,460)	(28,460)

Income before cumulative effect adjustment	103,257	120,136	43,774	38,641	25,627	9,648	(52,436)	288,647
Cumulative effect adjustment	—	—	—	—	—	—	(32,369)	(32,369)

Net income (loss)	$103,257	120,136	43,774	38,641	25,627	9,648	(84,805)	256,278

Assets	$10,529,580	8,804,855	2,683,207	2,925,044	2,767,660	647,887	(1,792,544)	26,565,689
Net loans and leases[1]	6,714,289	6,129,171	1,849,704	1,978,623	1,917,504	320,958	129,594	19,039,843
Deposits	7,116,514	6,970,139	2,348,623	2,486,949	1,910,889	458,702	(1,159,836)	20,131,980
Shareholder’s equity	682,287	978,414	173,246	232,737	440,929	45,377	(179,147)	2,373,843

2001:
Net interest income	$302,469	343,736	114,273	102,950	86,445	21,847	(21,956)	949,764
Provision for loan losses	41,900	9,250	10,080	1,500	9,350	1,278	(167)	73,191

Net interest income after provision for loan losses	260,569	334,486	104,193	101,450	77,095	20,569	(21,789)	876,573
Noninterest income	234,798	91,175	23,719	16,123	27,490	1,203	17,680	412,188
Noninterest expense	286,789	251,659	79,951	64,110	94,253	9,429	49,902	836,093

Income from continuing operations before income taxes and minority interest	208,578	174,002	47,961	53,463	10,332	12,343	(54,011)	452,668
Income tax expense (benefit)	69,900	76,465	16,350	21,412	6,947	4,206	(33,413)	161,867
Minority interest	(2,053)	—	—	—	—	—	(5,745)	(7,798)

Income from continuing operations	140,731	97,537	31,611	32,051	3,385	8,137	(14,853)	298,599
Loss on discontinued operations	—	—	—	—	—	—	(8,420)	(8,420)

Income before cumulative effect adjustment	140,731	97,537	31,611	32,051	3,385	8,137	(23,273)	290,179
Cumulative effect adjustment	(5,318)	(1,284)	(616)	—	59	—	—	(7,159)

Net income (loss)	$135,413	96,253	30,995	32,051	3,444	8,137	(23,273)	283,020

Assets	$8,580,293	8,366,328	2,480,884	2,605,665	2,639,118	529,395	(897,519)	24,304,164
Net loans and leases[1]	6,062,313	5,707,772	1,514,546	1,796,279	1,849,683	294,443	85,802	17,310,838
Deposits	5,318,078	6,772,735	2,139,606	2,193,050	1,763,613	381,623	(727,015)	17,841,690
Shareholder’s equity	636,266	988,327	160,953	210,920	439,115	38,256	(192,968)	2,280,869

	Zions First National Bank and Subsidiaries	California Bank & Trust	Nevada State Bank	National Bank of Arizona	Vectra Bank Colorado	The Commerce Bank of Washington	Other	Consoli- dated Company

2000:
Net interest income	$227,057	297,153	101,685	92,300	89,094	19,991	(23,902)	803,378
Provision for loan losses	8,250	—	10,060	3,570	9,112	819	—	31,811

Net interest income after provision for loan losses	218,807	297,153	91,625	88,730	79,982	19,172	(23,902)	771,567
Noninterest income	151,990	43,585	23,488	14,092	20,223	1,472	(62,228)	192,622
Noninterest expense	223,608	207,258	81,024	52,721	86,295	8,817	61,562	721,285

Income from continuing operations before income taxes and minority interest	147,189	133,480	34,089	50,101	13,910	11,827	(147,692)	242,904
Income tax expense (benefit)	44,917	59,401	11,337	19,885	8,103	3,965	(67,947)	79,661
Minority interest	(2,142)	—	—	—	—	—-	3,676	1,534

Income from continuing operations	104,414	74,079	22,752	30,216	5,807	7,862	(83,421)	161,709
Loss on discontinued operations	—	—	—	—	—	—	—	—

Income before cumulative effect adjustment	104,414	74,079	22,752	30,216	5,807	7,862	(83,421)	161,709
Cumulative effect adjustment	—	—	—	—	—	—	—-	—

Net income (loss)	$104,414	74,079	22,752	30,216	5,807	7,862	(83,421)	161,709

Assets	$8,095,001	6,952,940	2,373,585	1,943,675	2,155,929	552,661	(134,348)	21,939,443
Net loans and leases[1]	4,885,246	4,855,632	1,383,142	1,488,773	1,475,166	242,042	48,032	14,378,033
Deposits	4,173,002	5,588,601	1,992,947	1,551,182	1,385,271	404,864	(25,884)	15,069,983
Shareholder’s equity	459,951	714,322	176,168	160,925	390,252	33,226	(156,000)	1,778,844

1  Net of unearned income and fees, net of related costs.

24. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Financial information by quarter for 2002 and 2001 is as follows (in thousands, except per share amounts):

	Quarters

	First	Second	Third	Fourth	Year

2002:
Gross interest income	$364,990	368,682	366,620	355,627	1,455,919
Net interest income	256,210	259,044	261,306	258,582	1,035,142
Provision for loan losses	18,090	15,705	22,309	15,775	71,879
Noninterest income	93,826	101,605	74,815	106,568	376,814
Noninterest expense	205,254	215,708	219,158	218,808	858,928
Income from continuing operations before income taxes and minority interest	126,692	129,236	94,654	130,567	481,149
Income from continuing operations	82,817	84,864	65,368	84,058	317,107
Income (loss) on discontinued operations	(3,186)	(2,789)	(25,922)	3,437	(28,460)
Income before cumulative effect adjustment	79,631	82,075	39,446	87,495	288,647
Cumulative effect adjustment	(32,369)	—	—	—	(32,369)
Net income	47,262	82,075	39,446	87,495	256,278
Net income per common share:
Basic:
Income from continuing operations	$0.90	0.92	0.71	0.92	3.46
Income (loss) on discontinued operations	(0.03)	(0.03)	(0.28)	0.04	(0.31)
Cumulative effect adjustment	(0.35)	—	—	—	(0.35)
Net income	0.52	0.89	0.43	0.96	2.80
Diluted:
Income from continuing operations	0.89	0.92	0.71	0.92	3.44
Income (loss) on discontinued operations	(0.03)	(0.03)	(0.28)	0.04	(0.31)
Cumulative effect adjustment	(0.35)	—	—	—	(0.35)
Net income	0.51	0.89	0.43	0.96	2.78

2001:
Gross interest income	$406,909	407,409	401,220	376,382	1,591,920
Net interest income	215,833	235,018	247,118	251,795	949,764
Provision for loan losses	12,772	12,235	21,470	26,714	73,191
Noninterest income	111,066	93,302	106,044	101,776	412,188
Noninterest expense	202,410	205,055	214,582	214,046	836,093
Income from continuing operations before income taxes and minority interest	111,717	111,030	117,110	112,811	452,668
Income from continuing operations	72,314	74,035	77,330	74,920	298,599
Income (loss) on discontinued operations	(413)	(440)	(4,533)	(3,034)	(8,420)
Income before cumulative effect adjustment	71,901	73,595	72,797	71,886	290,179
Cumulative effect adjustment	(7,159)	—	—	—	(7,159)
Net income	64,742	73,595	72,797	71,886	283,020
Net income per common share:
Basic:
Income from continuing operations	$0.82	0.80	0.84	0.81	3.27
Income (loss) on discontinued operations	(0.01)	—	(0.05)	(0.03)	(0.09)
Cumulative effect adjustment	(0.08)	—	—	—	(0.08)
Net income	0.73	0.80	0.79	0.78	3.10
Diluted:
Income from continuing operations	0.81	0.79	0.83	0.81	3.24
Income (loss) on discontinued operations	(0.01)	—	(0.05)	(0.03)	(0.09)
Cumulative effect adjustment	(0.08)	—	—	—	(0.08)
Net income	0.72	0.79	0.78	0.78	3.07

The Company’s financial statements for the first quarter of 2002 were restated to reflect an impairment loss adjustment determined during the second quarter of 2002. This impairment charge resulted from the required adoption of SFAS 142 as discussed in Note 9 and related to the impairment in carrying value of certain e-commerce subsidiaries. The impairment charge was recognized as a cumulative effect adjustment. A reconciliation of originally reported amounts to restated amounts follows (in thousands, except per share amounts):

	As originally reported	Adjustments	Restatement due to required change in accounting

Cumulative effect adjustment	$—	(32,369)	(32,369)
Net income	79,631	(32,369)	47,262

Net income per common share:
Basic	$0.87	(0.35)	0.52
Diluted	0.86	(0.35)	0.51

Previously reported amounts have also been reclassified to reflect the treatment of the operations of these e-commerce subsidiaries as discontinued operations. See Note 15.

25. PARENT COMPANY FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

(In thousands)	2002	2001
ASSETS
Cash and due from banks	$1,867	2,063
Interest-bearing deposits	55,935	12,778
Investment securities	212,862	9,144
Loans and other receivables, net	1,632	2,418
Other noninterest bearing investments	61,876	43,935
Investments in subsidiaries:
Commercial banks	2,552,641	2,473,056
Other operating companies	3,602	65,272
Nonoperating - Zions Municipal Funding, Inc.[1]	259,664	208,402
Receivables from subsidiaries:
Commercial banks	165,000	125,000
Other	14,422	15,848
Other assets	56,283	67,119

	$3,385,784	3,025,035

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued and other liabilities	$39,528	24,916
Commercial paper	291,566	309,000
Subordinated debt to subsidiaries	324,709	50,350
Long-term debt	356,138	359,900

Total liabilities	1,011,941	744,166

Shareholders’ equity:
Common stock	1,034,888	1,111,214
Accumulated other comprehensive income	46,214	59,951
Retained earnings	1,292,741	1,109,704

Total shareholders’ equity	2,373,843	2,280,869

	$3,385,784	3,025,035

1  Zions Municipal Funding, Inc. is a wholly-owned nonoperating subsidiary whose sole purpose is to hold a portfolio of municipal bonds, loans and leases.

CONDENSED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands)	2002	2001	2000

Interest income – interest and fees on loans and securities	$13,330	9,988	18,034
Interest expense – interest expense on borrowed funds	39,557	34,641	48,641

Net interest loss	(26,227)	(24,653)	(30,607)
Provision for loan losses	816	(417)	—

Net interest loss after provision for loan losses	(27,043)	(24,236)	(30,607)

Other income:
Dividends from consolidated subsidiaries:
Commercial banks	272,250	254,438	163,046
Other operating companies	—	—	1,000
Investment securities gains, net	2,686	6,056	25,076
Impairment loss on First Security Corporation common stock	—	—	(96,911)
Other income	18,937	10,615	10,236

	293,873	271,109	102,447

Expenses:
Salaries and employee benefits	13,429	14,018	9,311
Merger related expense	—	372	28,291
Other operating expenses	16,486	12,782	5,661

	29,915	27,172	43,263

Income before income tax benefit and undistributed income of consolidated subsidiaries	236,915	219,701	28,577
Income tax benefit	35,946	29,429	60,661

Income before equity in undistributed income of consolidated subsidiaries	272,861	249,130	89,238
Equity in undistributed income of consolidated subsidiaries:
Commercial banks	69,262	50,164	78,628
Other operating companies	(95,310)	(25,429)	(12,832)
Nonoperating – Zions Municipal Funding, Inc.	9,465	9,155	6,675

Net income	$256,278	283,020	161,709

CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands)	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$256,278	283,020	161,709
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed net (income) losses of consolidated subsidiaries	16,583	(33,890)	(72,471)
Depreciation of premises and equipment	75	81	117
Investment securities gains, net	(2,686)	(6,056)	(25,076)
Impairment loss on First Security Corporation common stock	—	—	96,911
Amortization of intangibles	—	660	660
Other	(3,160)	(23,992)	(23,615)

Net cash provided by operating activities	267,090	219,823	138,235

CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in interest-bearing deposits	(43,157)	(7,424)	17,545
Collection of advances to subsidiaries	129,745	21,885	12,846
Advances to subsidiaries	(168,319)	(23,689)	(32,325)
Proceeds from sale of investment securities available for sale	5,035	9,531	162,282
Purchase of investment securities	(196,392)	(6,456)	(1,065)
Increase of investment in subsidiaries	(78,422)	(237,584)	(75,674)
Cash paid to reacquire minority interest	—	(66,044)	—
Other	(813)	19,964	621

Net cash provided by (used in) investing activities	(352,323)	(289,817)	84,230

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in commercial paper and other borrowings under one year	(17,434)	41,761	(146,421)
Proceeds from issuance of long-term debt	339,952	200,000	—
Payments on long-term debt	(67,941)	(67,100)	(3,650)
Proceeds from issuance of common stock	16,907	15,798	6,717
Payments to redeem common stock	(113,215)	(46,462)	(3,899)
Dividends paid	(73,232)	(73,899)	(76,762)

Net cash provided by (used in) financing activities	85,037	70,098	(224,015)

Net increase (decrease) in cash and due from banks	(196)	104	(1,550)
Cash and due from banks at beginning of year	2,063	1,959	3,509

Cash and due from banks at end of year	$1,867	2,063	1,959

The parent company paid interest of $36.5 million in 2002, $32.8 million in 2001, and $50.1 million in 2000.