Form 10-K, Exhibit 13
period 2005-12-31
ZIONS BANCORPORATION /UT/
filed 2006-03-15
CIK 109380

EXHIBIT 13

[FINANCIAL HIGHLIGHTS]

(In millions, except per share amounts)	2005/2004 CHANGE	2005(3)	2004	2003	2002	2001
FOR THE YEAR
Net interest income	+17%	$1,361.4	1,160.8	1,084.9	1,025.7	942.8
Noninterest income	+2%	438.8	431.6	500.7	386.2	419.2
Total revenue	+13%	1,800.2	1,592.4	1,585.6	1,411.9	1,362.0
Provision for loan losses	-2%	43.0	44.1	69.9	71.9	73.2
Noninterest expense	+10%	1,014.7	923.3	893.9	858.9	836.1
Impairment loss on goodwill	–	0.6	0.6	75.6	–	–
Income from continuing operations before income taxes and minority interest	+19%	741.9	624.4	546.2	481.1	452.7
Income taxes	+20%	263.4	220.1	213.8	167.7	161.9
Minority interest	-6%	(1.6)	(1.7)	(7.2)	(3.7)	(7.8)
Income from continuing operations	+18%	480.1	406.0	339.6	317.1	298.6
Loss on discontinued operations	–	–	–	(1.8)	(28.4)	(8.4)
Cumulative effect adjustment	–	–	–	–	(32.4)	(7.2)
Net income	+18%	480.1	406.0	337.8	256.3	283.0

PER SHARE
Income from continuing operations – diluted	+15%	5.16	4.47	3.74	3.44	3.24
Net income – diluted	+15%	5.16	4.47	3.72	2.78	3.07
Net income – basic	+16%	5.27	4.53	3.75	2.80	3.10
Dividends declared	+14%	1.44	1.26	1.02	.80	.80
Book value(1)	+30%	40.30	31.06	28.27	26.17	24.74
Market price – end		75.56	68.03	61.34	39.35	52.58
Market price – high		77.67	69.29	63.86	59.65	64.00
Market price – low		63.33	54.08	39.31	34.14	42.30

AT YEAR-END
Assets	+36%	42,780	31,470	28,558	26,566	24,304
Net loans and leases	+33%	30,127	22,627	19,920	19,040	17,311
Loans sold being serviced(2)	+10%	3,383	3,066	2,782	2,476	2,648
Deposits	+40%	32,642	23,292	20,897	20,132	17,842
Long-term borrowings	+43%	2,746	1,919	1,843	1,310	1,022
Shareholders’ equity	+52%	4,237	2,790	2,540	2,374	2,281

PERFORMANCE RATIOS
Return on average assets		1.43%	1.31%	1.20%	0.97%	1.19%
Return on average shareholders’ equity		15.86%	15.27%	13.69%	10.95%	13.28%
Efficiency ratio		55.72%	57.22%	55.65%	63.40%	61.60%
Net interest margin		4.58%	4.27%	4.41%	4.52%	4.61%

CAPITAL RATIOS(1)
Equity to assets		9.90%	8.87%	8.89%	8.94%	9.38%
Tier 1 leverage		8.16%	8.31%	8.06%	7.56%	6.56%
Tier 1 risk-based capital		7.52%	9.35%	9.42%	9.26%	8.25%
Total risk-based capital		12.23%	14.05%	13.52%	12.94%	12.20%

SELECTED INFORMATION
Average common and common-equivalent shares (in thousands)(4)		92,994	90,882	90,734	92,079	92,174
Common dividend payout ratio		27.14%	28.23%	27.20%	28.58%	26.11%
Full-time equivalent employees		10,102	8,026	7,896	8,073	8,124
Commercial banking offices		473	386	412	415	412
ATMs		600	475	553	588	589

(1)	At year-end.
(2)	Amount represents the outstanding balance of loans sold and being serviced by the Company, excluding conforming first mortgage residential real estate loans.
(3)	Amounts for 2005 include Amegy Corporation at December 31, 2005 and for the month of December 2005. Amegy was acquired on December 3, 2005.
(4)	Average shares for 2005 only reflect shares issued for Amegy since the date of acquisition. Common and common-equivalent shares at December 31, 2005 were 107,248.

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

These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. Forward-looking statements involve significant risks and uncertainties and actual results may differ materially from those presented, either expressed or implied, in Management’s Discussion and Analysis. Factors that might cause such differences include, but are not limited to:

•	the Company’s ability to successfully execute its business plans and achieve its objectives;
•	changes in political and economic conditions, including the economic effects of terrorist attacks against the United States and related events;
•	changes in financial market conditions, either nationally or locally in areas in which the Company conducts its operations, including without limitation, reduced rates of business formation and growth, commercial real estate development and real estate prices;
•	fluctuations in the equity and fixed-income markets;
•	changes in interest rates, the quality and composition of the loan and securities portfolios, demand for loan products, deposit flows and competition;
•	acquisitions and integration of acquired businesses;
•	increases in the levels of losses, customer bankruptcies, claims and assessments;
•	changes in fiscal, monetary, regulatory, trade and tax policies and laws, including policies of the U.S. Treasury and the Federal Reserve Board;
•	continuing consolidation in the financial services industry;
•	new litigation or changes in existing litigation;
•	success in gaining regulatory approvals, when required;
•	changes in consumer spending and savings habits;
•	increased competitive challenges and expanding product and pricing pressures among financial institutions;
•	demand for financial services in Zions’ market areas;
•	inflation and deflation;
•	technological changes and Zions’ implementation of new technologies;
•	Zions’ ability to develop and maintain secure and reliable information technology systems;
•	legislation or regulatory changes which adversely affect the Company’s operations or business;
•	the Company’s ability to comply with applicable laws and regulations; and
•	changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or regulatory agencies.

The Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

EXECUTIVE SUMMARY

Company Overview

Zions Bancorporation (“the Parent”) and subsidiaries (collectively “the Company,” “Zions,” “we,” “our,” “us”) is a $43 billion financial holding company headquartered in Salt Lake City, Utah. The Company is the twenty-third largest domestic bank in terms of deposits, operating banking businesses through approximately 475 offices and 600 ATMs in ten Western states: Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah, and Washington. Our banking businesses include: Zions First National Bank (“Zions Bank”), in Utah and Idaho; California Bank & Trust (“CB&T”); Amegy Corporation (“Amegy”), in Texas;

National Bank of Arizona (“NBA”); Nevada State Bank (“NSB”); Vectra Bank Colorado (“Vectra”), in Colorado and New Mexico; The Commerce Bank of Washington (“TCBW”); and The Commerce Bank of Oregon (“TCBO”).

The Company also operates a number of specialty financial services and financial technology businesses that conduct business on a regional or national scale. The Company is a national leader in Small Business Administration (“SBA”) lending, public finance advisory services, and in software sales and cash management services related to “Check 21 Act” electronic imaging and clearing of checks. In addition, Zions is included in the S&P 500 and NASDAQ Financial 100 indices.

In operating its banking businesses, the Company seeks to combine the advantages that it believes can result from decentralized organization and branding, with those that can come from centralized risk management, capital management and operations. In its specialty financial services and technology businesses, the Company seeks to develop a competitive advantage in a particular product, customer or technology niche.

Banking Businesses

As shown in Charts 1 and 2 the Company’s loans and core deposits are widely diversified among the banking franchises the Company operates.

We believe that the Company distinguishes itself by having a strategy for growth in its banking businesses that is unique for a bank holding company of its size. This growth strategy is driven by three key factors: (1) focus on high growth markets; (2) keep decisions about customers local; and (3) centralize technology and operations to achieve economies of scale.

Focus on high growth markets

Each of the states in which the Company conducts its banking businesses has experienced relatively high levels of historical economic growth and each ranks among the top one-third of the fastest growing states as projected by the U. S. Census Bureau. In addition, in the recent past these states have experienced relatively high levels of population growth compared to the rest of the country.

SCHEDULE 1

DEMOGRAPHIC PROFILE

BY STATE

(Dollar amounts in thousands)	Number of branches 12/31/2005	Deposits in market at 12/31/2005(1)	Percent of Zions’ deposit base	Estimated 2005 total population(2)	Estimated population % change 2000-2005(2)	Projected population % change 2005-2010(2)	Estimated median household income 2005(2)	Estimated household income % change 2000-2005(2)	Projected household income % change 2005-2010(2)
California	91	$8,824,522	27.03%	36,529,730	7.85%	7.69%	$56.0	17.65%	18.03%
Utah	111	7,626,337	23.36	2,474,258	10.80	10.93	53.2	16.35	17.16
Texas	82	6,905,010	21.15	23,107,948	10.82	10.58	47.8	19.83	18.06
Arizona	53	3,579,054	10.97	5,882,500	14.65	13.79	50.9	25.39	24.97
Nevada	69	3,149,885	9.65	2,448,536	22.53	20.82	53.2	19.33	18.49
Colorado	41	1,590,690	4.87	4,797,963	11.55	10.34	55.7	17.84	17.38
Idaho	23	517,048	1.59	1,428,234	10.38	10.24	43.8	16.03	15.95
Washington	1	433,892	1.33	6,319,255	7.21	6.92	51.5	12.60	13.14
New Mexico	1	14,738	0.05	1,916,138	5.34	5.66	39.8	16.41	16.38
Oregon	1	1,232	–	3,657,282	6.89	7.16	47.4	15.82	14.41

Zions’ weighted average					11.63	11.23	52.8	18.68	18.52
Aggregate national				298,727,898	6.15	6.26	49.7	17.98	17.36

(1)	Excludes intercompany deposits.
(2)	Data Source: SNL Financial Database

The Company entered two of the above states for the first time in 2005. In July 2005 we announced our acquisition of Amegy Bancorporation, Inc., headquartered in Houston, Texas. Amegy was the third largest independent banking company in Texas, with approximately $7.7 billion of total assets at the time of acquisition. This acquisition closed on December 3rd. Amegy will continue to operate under the Amegy name under its local management, and gives Zions a strong presence in the large and rapidly growing Texas market.

In December 2005 we opened The Commerce Bank of Oregon in Portland after acquiring the charter of a specialty credit card bank in liquidation. The Commerce Bank of Oregon is for all intents and purposes a de novo community bank, and will seek to utilize a strategy and banking model similar to that of our highly successful franchise in Seattle, The Commerce Bank of Washington.

Within each of the states that the Company operates, we focus on the market segments that we believe present the best opportunities for us. Currently, we believe that these states have experienced higher rates of growth, business formation and expansion than other states. We also believe that these states have experienced higher rates of commercial real estate development as local businesses strive to provide housing, shopping, business facilities and other amenities for their growing populations. As a result, a common focus of all of Zions’ subsidiary banks is small and middle market business banking (including the executives and employees of those businesses) and commercial real estate development. In many cases, the Company’s relationship with its customers is primarily driven by the goal to satisfy their needs for credit to finance their expanding business opportunities. In addition to our commercial business, we also provide a broad base of consumer financial products in selected markets, including home mortgages, home equity lines, auto loans and credit cards. This mix of business often leads to loan balances growing faster than internally generated deposits. In addition, it has important implications for the Company’s management of certain risks, including interest rate and liquidity risks, which are discussed further in later sections of this document.

Keep Decisions About Customers Local

The Company operates eight different community/regional banks, each under a different name, each with its own charter and each with its own chief executive officer and management team. This structure helps to assure that decisions related to customers are made at a local level. In addition, each bank controls, among other things, all decisions related to its branding, market strategies, customer relationships, product pricing and credit decisions (within the limits of established corporate policy). In this way we are able to differentiate our banks from much larger, “mass market” banking competitors that operate regional or national franchises under a common brand and often around “vertical” product silos. We believe that this approach allows us to attract and retain exceptional management, and that it also results in providing service of the highest quality to our targeted customers. In addition, we believe that over time this strategy generates superior growth in our banking businesses.

Centralize Technology and Operations to Achieve Economies of Scale

We seek to differentiate the Company from smaller banks in two ways. First, we use the combined scale of all of the banking operations to create a broad product offering without the fragmentation of systems and operations that would typically drive up costs. Second, for certain products for which economies of scale are believed to be important, the Company “manufactures” the product centrally, or out sources it from a third party. Examples include cash management, credit card administration, mortgage servicing and deposit operations. In this way the Company seeks to create and maintain efficiencies while generating superior growth.

Specialty Financial Services and Technology Businesses

In addition to its community and regional banking businesses, the Company operates a number of specialized businesses that in many cases are national in scope. These include a number of businesses in which the Company believes it ranks in the top ten institutions nationally such as SBA 7(a) loan originations, SBA 504 lending, public finance advisory and underwriting services, software and cash management services related to the electronic imaging of checks pursuant to the “Check 21 Act,” and the origination of farm mortgages sold to Farmer Mac.

Late in 2005 we significantly scaled back our odd-lot electronic bond trading business. While trading volumes have remained strong, trading spreads in this business have been under increasing pressure for the last couple of years. This has significantly reduced profitability, and the business was no longer generating an adequate return on the capital needed to carry the trading assets. So, a decision was made to reduce significantly the size of the trading book, close our London trading office, and reduce other costs in an attempt to restore an adequate return on capital.

High growth market opportunities are not always geographically defined. The Company continues to invest in several expanded or new initiatives that we believe present unusual opportunities for us, including the following:

National Real Estate Lending

This business consists of making SBA 504 and similar low loan-to-value, primarily owner-occupied, first mortgage small business commercial loans. During 2005, the Company originated directly and purchased from correspondents approximately $1,172 million of these loans and securitized $707 million. A qualifying special-purpose entity (“QSPE”), Lockhart Funding, LLC (“Lockhart”), purchases these securities after credit enhancement, and funds them with commercial paper. We continue to invest in this business and believe that such investment will result in continued growth.

NetDeposit and Related Services

NetDeposit, Inc. (“NetDeposit”) is a subsidiary of Zions Bancorporation that was created to develop and sell software and processes that facilitate electronic check clearing. With the implementation of the Check 21 Act late in 2004, this company and its products are well positioned to take advantage of the revolution in check processing now underway in America. During 2005, NetDeposit created a drag on earnings of about $.08 per share, compared to about $.06 per share in 2004. However, revenues have been rising and we have continued to increase our investment in this business.

The Company generates revenues in several ways from this business. First, NetDeposit licenses software, sells consulting services and resells scanners to other banks and processors; announced customers include ABN AMRO, Bank of America, Citigroup, 1st National Bank Holding Co., Fiserv and Harris Nesbitt. NetDeposit also has licensed its software to EDS, which either remarkets it to other financial institutions or uses it to process checks for other banks. These activities initially generate revenue from scanner sales, consulting and licensing fees. Deployment-related fees related to work station site licenses and check processing follow, but have been slower to increase than expected as deployment throughout the industry has been slower than expected.

Second, NetDeposit has licensed its software to the Company’s banks, which use the capabilities of the software to provide state-of-the art cash management services to business customers. At year-end, over 2,900 Zions affiliate bank cash management customers were using NetDeposit, and we processed over $3 billion of imaged checks from our cash management customers in the month of December.

Third, Zions Bank uses NetDeposit software to provide check-clearing services to correspondent banks. Zions Bank has contracts and co-marketing agreements with a number of bank processors and resellers, both domestically and abroad.

Wealth Management

We have extensive relationships with small and middle-market businesses and business owners that we believe present an unusual opportunity to offer wealth management services. As a result, the Company established a wealth management business, Contango Capital Advisors, Inc. (“Contango”), and launched the business in the latter half of 2004. The business offers financial and tax planning, trust and inheritance services, over-the-counter, exchange-traded and synthetic derivative and hedging strategies, quantitative asset allocation and risk management and a global array of investment strategies from equities and bonds through alternatives and private equity. At year-end Contango had over $170 million of client assets under management, and a strong pipeline of referrals from our affiliate banks. During 2005, this business generated net losses of approximately $.07 per share, up from approximately $.04 per share in 2004. We expect net losses in 2006 may approximate $.06 to $.08 per share. We anticipate that revenues from this business will continue to grow as client assets increase, and that losses may begin to narrow late in 2006.

Hispanic Business Banking

In last year’s Management’s Discussion and Analysis we discussed our attempts to initiate one or more ventures focused on Hispanic business banking. Unfortunately, despite investigating several alternatives, the Company has not found a suitable platform for this effort, and now anticipates that its efforts to better penetrate the Hispanic banking market may be executed within the existing franchise structure.

MANAGEMENT’S OVERVIEW OF 2005 PERFORMANCE

The Company’s primary or “core” business consists of providing community and regional banking services to both individuals and businesses in ten Western states. We believe that this core banking business performed well during 2005 in a very difficult interest rate environment, as economic conditions in these markets continued to improve.

As previously discussed, on December 3, 2005 we completed our merger with Amegy Bancorporation, Inc. The merger was accounted for under the purchase method of accounting and accordingly, results of operations for 2005 only include the results of Amegy for the month of December. For informational and comparative purposes, certain schedules throughout this document have been expanded and explanations provided where the impact of the merger was considered to be significant.

The Company reported record earnings for 2005 of $480.1 million or $5.16 per diluted share. This compares with $406.0 million or $4.47 per diluted share for 2004 and $337.8 million or $3.72 per share for 2003. Return on average common equity was 15.86% and return on average assets was 1.43% in 2005, compared with 15.27% and 1.31% in 2004 and 13.69% and 1.20% in 2003.

The key drivers of the Company’s performance during 2005 were as follows:

SCHEDULE 2

KEY DRIVERS OF PERFORMANCE

2005 COMPARED TO 2004

Driver	2005	2004	Change
	(in billions)
Average net loans and leases	$24.0	21.0	14%
Average total noninterest-bearing deposits	7.4	6.3	18%
Average total deposits	24.9	22.1	13%

	(in millions)
Net interest income	$1,361.4	1,160.8	17%
Provision for loan losses	43.0	44.1	(2)%

Net interest margin	4.58%	4.27%	31 bp
Nonperforming assets as a percentage of net loans and leases and other real estate owned	0.30%	0.37%	(7) bp
Efficiency ratio	55.72%	57.22%	(150) bp

As illustrated by the previous schedule, the Company’s earnings growth in 2005 compared to 2004 reflected the following:

•	Strong loan and deposit growth;
•	A higher net interest margin in a difficult interest rate environment;
•	A slightly reduced provision for loan losses attributable to a continued high level of credit quality;
•	A lower ratio of expenses to revenue (“efficiency ratio”).

We believe that the performance the Company experienced in 2005 was a direct result of our focusing on four primary objectives: 1) keep the banks growing, 2) maintain credit quality at high levels, 3) effectively manage interest rate risk, and 4) control expenses.

Keep the Banks Growing

Since 2001, the Company has experienced steady and strong loan and deposit growth augmented in 2005 by the Amegy acquisition. We consider this performance to be a direct result of steadily improving economic conditions throughout most of our geographical footprint, and of effectively executing our operating strategies. Chart 3 depicts this growth.

The Company experienced strong loan growth during 2005 in all of its markets including improved performance in Colorado. Excluding Amegy loans of $5.4 billion at December 31, 2005, net loans and leases increased 9.3% during 2005 compared to growth of 13.6% during 2004. We continued to see good loan growth in Arizona and Nevada as the economies in those areas remained strong. Loan growth in Utah and California moderated slightly from the growth experienced during 2004, but was still very strong.

The Company’s deposit growth in 2005 was also very strong. Excluding $6.9 billion of Amegy deposits at December 31, 2005, the growth rate in deposits was 10.5% for the year compared to growth of 11.5% in 2004. We may not be able to sustain the level of growth in deposits the Company experienced in 2005 and 2004. A downward trend in deposit growth would require us to use alternative sources to meet our funding needs.

Maintain Credit Quality at High Levels

The ratio of nonperforming assets to net loans and other real estate owned was 0.30% at year-end, an improvement from 0.37% at the end of 2004. The level of charged-off loans also improved compared to 2004. This high level of credit quality resulted in a slightly lower provision for loan losses during 2005 even with the continued strong growth in outstanding loans. In addition, if the present economic conditions continue, we would expect to experience continued favorable credit quality.

Note: Peer group is defined as bank holding companies with assets > $10 billion.

Peer data source: SNL Financial Database

Peer information for 2005 is from 3rd quarter 2005.

Effectively Manage Interest Rate Risk

Our focus in managing interest rate risk is not to take positions based upon management’s forecasts of interest rates, but rather to maintain a position of slight “asset-sensitivity.” This means that our assets tend to reprice more quickly than our liabilities. This practice has enabled us to achieve a relatively stable net interest margin during periods of volatile interest rates, which is depicted in Chart 5.

Taxable-equivalent net interest income in 2005 increased 16.9% over 2004. Excluding $25.9 million from Amegy, taxable-equivalent net interest income increased 14.8%. The net interest margin increased to 4.58% for 2005, up from 4.27% for 2004. An improved asset and liability mix and strong loan and noninterest-bearing deposit growth contributed to the improved margin and the increased net interest income.

See the section “Interest Rate Risk” on page 69 for more information regarding the Company’s asset-liability management (“ALM”) philosophy and practice and our interest rate risk management.

Control Expenses

During 2005 the Company’s efficiency ratio decreased to 55.7% compared to 57.2% for 2004. The efficiency ratio is the relationship between noninterest expense and total taxable-equivalent revenue. This decrease was accomplished by a continued focus on controlling costs and identifying opportunities for operating efficiencies and revenue enhancement. As depicted in Chart 6, the Company has improved its efficiency ratio to a level that is comparable to peer bank holding companies. Amegy has a higher efficiency ratio than most of the other subsidiary banks, and we expect the Company’s efficiency ratio to increase during the first half of 2006 as expenses are incurred to integrate Amegy, and until efforts to improve their operating efficiency are realized.

Note: Peer group is defined as bank holding companies with assets > $10 billion.

Peer data source: SNL Financial Database

Peer information for 2005 is from 3rd quarter 2005.

Capital and Return on Capital

As regulated financial institutions, the Parent and its subsidiary banks are required to maintain adequate levels of capital as measured by several regulatory capital ratios. One of our goals is to maintain capital levels that are at least “well capitalized” under regulatory standards. The Company and each of its banking subsidiaries, with the exception of Amegy, met the “well capitalized” guidelines at December 31, 2005. In February 2006 the Company brought Amegy above the “well capitalized” level by structuring subordinated debt with the Parent. In addition, the Parent and certain of its banking subsidiaries have issued various debt securities that have been rated by the principal rating agencies. As a result, another goal is to maintain capital at levels consistent with an “investment grade” rating for these debt securities. The Parent and its banking subsidiaries have maintained their well capitalized status, with the temporary exception of Amegy, and “investment grade” debt ratings. At year-end 2005 the Company’s tangible equity ratio decreased to 5.28% compared to 6.80% at the end of 2004. That decrease and the decreases in the risk-based capital ratios, as depicted in Chart 7, were mainly due to the acquisition of Amegy, including marking of its assets and liabilities to market value under purchase accounting, and the related financing. In July 2005 the Company announced that it was suspending the repurchase of shares of its common stock. It is anticipated that the common stock buyback program will resume once the Company achieves a tangible common equity ratio of 6.25%.

The Company believes that capital in excess of that required to support the risks of the business in which it engages should be returned to the shareholders. As illustrated in Chart 8, the Company has historically been returning increasing amounts of capital in the form of increased dividends and repurchases of its common stock, although the buy back program has been temporarily suspended as previously discussed.

In addition, we believe that the Company should engage in businesses that provide attractive returns on equity. Chart 9 illustrates that as a result of earnings improvement, the exit of underperforming businesses and returning unneeded capital to the shareholders, the Company’s return on average common equity has improved in recent years. The return on average common equity for 2006 will decrease as a result of the Amegy acquisition.

Challenges to Operations

As detailed in Schedule 2 on page 25, several factors combined to improve the Company’s performance in 2005 from 2004. The Company continued to experience both strong loan and deposit growth. The improving economic conditions that began in 2004 continued in all of our markets during the past year. Credit quality remained exceptional during the year as nonperforming assets and net charge-off percentages remained at historically low levels. The Company was able to improve its net interest margin during a period when other financial institutions were experiencing significant margin compression due to the challenging interest rate environment.

As we enter 2006, we see several significant challenges to improving performance. One of the biggest challenges will be to successfully integrate the operations of Amegy. This includes systems conversion and operational issues. It also includes retaining key Amegy personnel with important customer relationship responsibilities and maintaining service levels that will satisfy the needs of Amegy customers. In addition, we need to realize the projected cost savings of $45 million from the merger and take advantage of expected growth opportunities.

Over the last two years the Company has experienced historically high levels of credit quality. While we do not see any indications that loan quality will deteriorate significantly, it is unlikely we will be able to maintain credit quality at these levels for an extended period of time. The 2006 annual provision for loan losses may be greater than the provision required in 2005 as new loans added during prior periods of strong loan growth become more seasoned.

We anticipate that we may see increased pressure on the pricing of both loans and deposits as the economy continues to expand and competition for good business increases. Our banks have been able to increase deposit rates at a pace that has been generally slower than the increases in market rates over the last year. As competitive pressures increase, it is likely that deposit rates will need to be increased to retain and grow deposits. For more information on our asset-liability management processes, see “Interest Rate and Market Risk Management” on page 68.

While we anticipate that economic conditions will continue to be strong in our geographic footprint during 2006, any number of unforeseen events could result in a weaker economy that in turn could negatively impact loan growth and credit quality.

Excluding the impact from the Amegy acquisition, we expect to see moderate growth in both revenues and expenses during 2006, and believe that controlling operating expenses will continue to be an important factor in improving our overall performance. We will continue to see increased expense levels during 2006 for systems conversions at Amegy and CB&T as well as for compliance issues, particularly compliance with the requirements of the Sarbanes-Oxley Act, the USA Patriot Act and the Bank Secrecy Act. We are also investing in creating systems, data and processes that may enable us to qualify for the proposed Basel II capital requirements.

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

We have a number of business initiatives that, while we believe they will ultimately produce profits for our shareholders, currently generate expenses in excess of revenues. Two significant initiatives are Contango, a wealth management business started in 2004, and NetDeposit, a subsidiary that provides electronic check processing systems. We will need to manage these businesses carefully to insure that expenses and revenues develop in a planned way and that profits are not impaired to an extent that is not warranted by the opportunities these businesses provide.

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

Strategic Decisions

In addition to the items discussed in the Executive Summary, during the last three years we made a number of other strategic decisions to help position the Company for improved performance in the future. These events are discussed below and also in subsequent sections of Management’s Discussion and Analysis.

Odd-Lot Electronic Bond Trading

During the last quarter of 2005, the Company closed its London trading office and substantially reduced the size of its trading assets. This action was taken in response to continued narrow margins in the odd-lot electronic bond trading business. The Company incurred pretax restructuring charges of $2.4 million and recognized an impairment loss on goodwill of $0.6 million as a result of this action.

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

In addition, Vectra took a number of other steps to improve its financial performance, including a decision to sell eleven branches in areas that no longer fit Vectra’s new strategic direction. These branch sales all closed in 2004 and a gain of approximately $0.7 million was recognized. While the associated revenues and expenses are no longer included in Vectra’s financial statements, temporarily depressing Vectra’s net growth, we believe that the restructuring was a positive step toward improving the future profitability of this subsidiary bank. These efforts and a strategic decision to focus more on commercial banking opportunities in Colorado have resulted in major changes in the composition of Vectra’s loan portfolio, as illustrated by Chart 10. In addition, staffing has been reduced from 825 full-time equivalent employees to 621, a reduction of 24.7% from year-end 2003 to 2005. We expect to continue our efforts to refocus and improve Vectra’s performance during 2006.

Equity Sales

In 2003, we sold the Company’s investment in ICAP plc. Net proceeds from the sale were approximately $106.8 million and the Company realized a pretax gain of approximately $68.5 million in connection with the sale. In 2003, we also sold our investment in Lending Tree, Inc. for net proceeds of $25.6 million, from which the Company realized a pretax gain of approximately $21.1 million.

Also in 2003, we sold our investment in Lexign, Inc., which completed our previously announced plan to sell portions of the Company’s e-commerce investments. The sale resulted in a pretax loss of $2.4 million; this followed a pretax impairment charge against intangible assets in Lexign taken in 2002.

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

Finally, we must make assumptions to determine the amount of gain or loss resulting from the securitization transaction as well as the subsequent carrying amount for the above-discussed retained interests. In determining the gain or loss, we use assumptions that are based on the facts surrounding each securitization. Using alternatives to these assumptions could affect the amount of gain or loss recognized on the transaction and, in turn, the Company’s results of operations. In valuing the retained interests, since quoted market prices of these interests are generally not available, we must estimate their value based on the present value of the future cash flows associated with the securitizations. These value estimations require the Company to make a number of assumptions including:

•	the method to use in computing the prepayments of the securitized loans;
•	the annualized prepayment speed of the securitized loans;
•	the weighted average life of the loans in the securitization;
•	the expected annual net credit loss rate; and
•	the discount rate for the residual cash flows.

Schedule 3 summarizes the key economic assumptions that we used for measuring the values of the retained interests as of the date of the securitization for sales that took place during 2005, 2004 and 2003.

SCHEDULE 3

KEY ECONOMIC ASSUMPTIONS USED TO VALUE

RETAINED INTERESTS

	Home equity loans	Small business loans
2005:
Prepayment method	NA(1)	CPR(2)
Annualized prepayment speed	NA(1)	4 - 15 Ramp in 25 months(3)
Weighted average life (in months)	12	69
Expected annual net loss rate	0.10%	0.40%
Residual cash flows discounted at	15.0%	15.0%
2004:
Prepayment method	NA(1)	CPR(2)
Annualized prepayment speed	NA(1)	10, 15 Ramp-up(4)
Weighted average life (in months)	11	64
Expected annual net loss rate	0.10%	0.50%
Residual cash flows discounted at	15.0%	15.0%
2003:
Prepayment method	NA(1)	CPR(2)
Annualized prepayment speed	NA(1)	10, 15 Ramp-up(4)
Weighted average life (in months)	12	62
Expected annual net loss rate	0.25%	0.50%
Residual cash flows discounted at	15.0%	15.0%

(1)	The model for this securitization has been modified to respond to the current interest rate environment and the high volume of refinancings. The weighted average life assumption includes consideration of prepayment to determine the fair value of the capitalized residual cash flows.
(2)	“Constant Prepayment Rate.”
(3)	Annualized prepayment speed begins at 4% and increases at equal increments to 15% in 25 months.
(4)	Annualized prepayment speed is 10% in the first year and 15% thereafter.

Changes in certain 2005 assumptions from 2004 for small business loans were made to reflect actual historical experience.

Schedule 4 sets forth the sensitivity of the current fair value of the capitalized residual cash flows at December 31, 2005 to immediate 10% and 20% adverse changes to those key assumptions.

SCHEDULE 4

SENSITIVITY OF RESIDUAL CASH FLOWS TO ADVERSE CHANGES

(In millions of dollars and annualized percentage rates)		Home equity loans		Small business loans
Carrying amount/fair value of capitalized residual cash flows			$7.7	100.7
Weighted average life (in months)			12	34 - 67
Prepayment speed assumption			NA (1)	15.0% - 24.0% (2)
Decrease in fair value due to adverse change	-10%	$	NA (1)	2.9
	-20%	$	NA (1)	5.5
Expected credit losses			0.10%	0.40% - 0.60%
Decrease in fair value due to adverse change	-10%		$-	2.8
	-20%		$0.1	5.6
Residual cash flows discount rate			15.0%	15.0%
Decrease in fair value due to adverse change	-10%		$0.1	3.6
	-20%		$0.2	6.9

(1)	The model for this securitization has been modified to respond to the current interest rate environment and the high volume of refinancings. The weighted average life assumption includes consideration of prepayment to determine the fair value of the capitalized residual cash flows.
(2)	The prepayment speed assumption for the 2005 small business loan securitization is 4 - 15 Ramp in 25 months.

The sensitivities in the previous schedule are hypothetical and should be viewed with caution. As the amounts indicate, changes in fair value based on variations in assumptions are not subject to simple extrapolation, as the relationship of the change in the assumption to the change in the fair value may not be linear. In addition, the effect of a variation in one assumption is in reality likely to cause changes in other assumptions, which could potentially magnify or counteract the sensitivities.

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

Because the Amegy merger closed near year-end, the methodology used by Amegy to estimate its allowance for loan losses at December 31, 2005 was not conformed to the process used by the other affiliate banks. However, the process used by Amegy is not significantly different than the process used by our other affiliate banks.

In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent internal credit reviews. To determine the adequacy of the allowance, the Company’s loan and lease portfolio is broken into segments based on loan type. For commercial loans, we use historical loss experience factors by loan segment, adjusted for changes in trends and conditions, to help determine an indicated allowance for each segment. These factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific portfolio segment. The other considerations used in our analysis include volumes and trends of delinquencies and defaults, levels of nonaccrual loans, repossessions and bankruptcies, trends in criticized and classified loans and expected losses on loans secured by real estate. In addition, new products and policies, current economic conditions and trends, concentrations of credit risk, and the experience and abilities of lending personnel are also taken into consideration.

In addition to the segment evaluations, loans graded substandard or doubtful with an outstanding balance of $500 thousand or more are individually evaluated based on facts and circumstances of the loan to determine if specific allowances may be necessary. A specific allowance is established for a loan when it is determined that the risk associated with the loan differs significantly from the risk factor amounts established for its loan segment. Specific reserves can also be established for loans that the Company has identified as being impaired in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan.

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

There are numerous components that enter into the evaluation of the allowance for loan losses. Some are quantitative while others require us to make qualitative judgments. Although we believe that our processes for determining an appropriate level for the allowance adequately address all of the components that could potentially result in credit losses, the processes and their elements include features that may be susceptible to significant change. Any unfavorable differences between the actual outcome of credit-related events and our estimates and projections could require an additional provision for credit losses, which would negatively impact the Company’s results of operations in future periods. As an example, if $250 million of nonclassified loans were to be immediately classified as special mention, substandard and doubtful in the same proportion as the existing portfolio, the amount of the allowance for loan losses at December 31, 2005 would increase by approximately $17 million. In addition, since the allowance for loan losses is assigned to the Company’s business segments that have loan portfolios, any earnings impact resulting from actual results differing from our estimates would have the largest impact on those segments with the largest loan portfolios, namely Zions Bank,

CB&T and Amegy. This sensitivity analysis is hypothetical and has been provided only to indicate the potential impact that changes in the level of the criticized and classified loans may have on the allowance estimation process. We believe that given the procedures that we follow in determining the potential losses in the loan portfolio, the various components used in the current estimation processes are appropriate.

We are in the process of evaluating potential changes to our methodology for determining the allowance for loan losses. The potential changes include incorporating a two-factor grading system to include probability of default and loss given default, including updated reserve factors.

Nonmarketable Equity Securities

The Company either directly, through its banking subsidiaries or through its Small Business Investment Companies (“SBIC”), owns investments in venture and other capital securities that are not publicly traded and are not accounted for using the equity method. Since these nonmarketable securities have no readily ascertainable fair values, they are reported at amounts that we have estimated to be their fair values. In estimating the fair value of each investment, we must apply judgment using certain assumptions. Initially, we believe that an investment’s cost is the best indication of its fair value, provided that there have been no significant positive or negative developments subsequent to its acquisition that indicate the necessity of an adjustment to a fair value estimate. If and when such an event takes place, we adjust the investment’s cost by an amount that we believe reflects the nature of the event. In addition, any minority interests in the Company’s SBICs reduce its share of any gains or losses incurred on these investments.

As of December 31, 2005, the Company’s total investment in nonmarketable equity securities not accounted for using the equity method was $93.7 million, of which its equity exposure to investments held by the SBICs, net of related minority interest of $26.6 million and Small Business Administration debt of $7.0 million, was $40.9 million. In addition, exposure to non-SBIC equity investments not accounted for by the equity method was $19.2 million.

The values that we have assigned to these securities where no market quotations exist are based upon available information and may not necessarily represent amounts that ultimately will be realized on these securities. Although we believe that our estimates reasonably reflect the fair value of these securities, key assumptions regarding the projected financial performance of these companies, the evaluation of the investee company’s management team, and other industry, economic and market factors may not necessarily be reflective of those assumptions if an active market existed for these investments. If there had been an active market for these securities, the carrying value may have been significantly different from the amounts reported. In addition, since Zions Bank is the principal business segment holding these investments, it would experience the largest impact of any changes in the fair values of these securities.

Accounting for Goodwill

Goodwill arises from business acquisitions and represents the value attributable to the unidentifiable intangible elements in our acquired businesses. Goodwill is initially recorded at fair value and is subsequently evaluated at least annually for impairment in accordance with SFAS No. 142. The Company performs this annual test as of October 1 of each year. Evaluations are also performed on a more frequent basis if events or circumstances indicate an impairment could have taken place. Such events could include, among others, a significant adverse change in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment and a decision to change the operations or dispose of a reporting unit.

The first step in this evaluation process is to determine if a potential impairment exists in any of the Company’s reporting units and, if required from the results of this step, a second step measures the amount of any impairment loss. The computations required by steps 1 and 2 call for us to make a number of estimates and assumptions. In completing step 1, we determine the fair value of the reporting unit that is being evaluated. In determining the fair value, we generally calculate value using a combination of up to three separate methods: comparable publicly traded financial service companies in the Western states; comparable acquisitions of financial services companies in the Western states; and, the discounted present value of management’s estimates of future cash or income flows. Critical assumptions that are used as part of these calculations include:

•	selection of comparable publicly traded companies, based on location, size and business composition;
•	selection of comparable acquisition transactions, based on location, size, business composition and date of the transaction;
•	the discount rate applied to future earnings, based on an estimate of the cost of capital;
•	the potential future earnings of the reporting unit;
•	the relative weight given to the valuations derived by the three methods described.

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

During the third quarter of 2004, we made the decision to reorganize the operations at Zions Bank International Ltd. (“ZBI”). The decision was a result of disappointing performance at ZBI and resulted in discontinuing ZBI’s Euro-denominated bond trading operations and downsizing the U.S. dollar-denominated bond trading operations. As a result of this reorganization, we performed an evaluation of the $1.2 million of goodwill associated with ZBI in accordance with the requirements of SFAS 142. To calculate the fair value of ZBI, we identified the net operating income from its reorganized activities and projected this income stream into the future. We then computed the present value of this income stream using Zions’ minimum required rate of return on investments. Our computations determined that there was a potential impairment associated with this goodwill. After performing step 2 of the impairment evaluation process, we determined that an impairment in the amount of $0.6 million was indicated, which was recorded in the third quarter of 2004. During the fourth quarter of 2005 the London office of ZBI was closed and the remaining $0.6 million of goodwill was considered to be impaired and recorded as an impairment loss.

During the fourth quarter of 2005, we performed our annual goodwill impairment evaluation for the entire organization, effective October 1, 2005. Step 1 was performed by using both market value and transaction value approaches for all reporting units and, in certain cases, the discounted cash flow approach was also used. In the market value approach, we identified a group of publicly traded banks that are similar in size and location to Zions’ subsidiary banks and then used valuation multiples developed from the group to apply to our subsidiary banks. In the transaction value approach, we reviewed the purchase price paid in recent mergers and acquisitions of banks similar in size to Zions’ subsidiary banks. From these purchase prices we developed a set of valuation multiples, which we applied to our subsidiary banks. In instances where the discounted cash flow approach was used, we discounted projected cash flows to their present value to arrive at our estimate of fair value.

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

In December of 2005 the Company completed its merger with Amegy which resulted in an increase in goodwill of approximately $1.2 billion. The goodwill was assigned to the Amegy business segment and will be evaluated for impairment as part of the Company’s 2006 annual goodwill impairment evaluation.

Accounting for Derivatives

Our interest rate risk management strategy involves hedging the repricing characteristics of certain assets and liabilities so as to mitigate adverse effects on the Company’s net interest margin and cash flows from changes in interest rates. While we do not participate in speculative derivatives trading, we consider it prudent to use certain derivative instruments to add stability to the Company’s interest income and expense, to modify the duration of specific assets and liabilities, and to manage the Company’s exposure to interest rate movements. In addition, beginning in the first half of 2004, the Company initiated a program to provide derivative financial instruments to certain customers, acting as an intermediary in the transaction. Upon issuance, all of these customer derivatives are immediately “hedged” by offsetting derivative contracts, such that the Company has no net interest rate risk exposure resulting from the transaction.

All derivative instruments are carried on the balance sheet at fair value. As of December 31, 2005, the recorded amounts of derivative assets, classified in other assets, and derivative liabilities, classified in other liabilities, were $53.1 million and $78.0 million, respectively. Since there are no market value quotes for the specific derivative instruments that the Company holds, we must estimate their fair values. Generally this estimate is made by an independent third party using a standardized methodology that nets the discounted expected future cash receipts and cash payments (based on observable market inputs). These future net cash flows, however, are susceptible to change due primarily to fluctuations in interest rates. As a result, the estimated values of these derivatives will typically change over time as cash is received and paid and also as market conditions change. As these changes take place, they may have a positive or negative impact on our estimated valuations. However, based on the nature and limited purposes of the derivatives that the Company employs, fluctuations in interest rates have only a modest effect on its results of operations.

In addition to making the valuation estimates, we also face the risk that certain derivative instruments that have been designated as hedges and currently meet the strict hedge accounting requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, may not qualify in the future as “highly effective,” as defined by the Statement, as well as the risk that hedged transactions in cash flow hedging relationships may no longer be considered probable to occur. During 2005, cash flow hedge accounting for two derivative contracts was discontinued because it was probable that the original forecasted transactions would not occur as originally expected. Accordingly, these two contracts were terminated and losses of $0.9 million were immediately reclassified from accumulated other comprehensive income and recognized in market making, trading and nonhedge derivative income. Further, new interpretations and guidance related to SFAS 133 continue to be issued and we cannot predict the possible impact that they will have on our use of derivative instruments in the future.

Although the majority of the Company’s hedging relationships have been designated as cash flow hedges, for which hedge effectiveness is assessed and measured using a “long haul” approach, the Company also had five fair value hedging relationships outstanding as of December 31, 2005 that were designated using the “shortcut” method, as described in SFAS 133, paragraph 68. The Company believes that the shortcut method continues to be appropriate for those hedges because we have precisely complied with the documentation requirements and each of the applicable shortcut criteria described in paragraph 68.

Pension Accounting

As explained in detail in Note 21 of the Notes to Consolidated Financial Statements, we have a noncontributory defined benefit pension plan that is available to employees who have met specific eligibility requirements. Also as explained in the Note, as of January 1, 2003, no new employees are eligible to participate in the plan and future benefit accruals were eliminated for most participants.

In accounting for the plan, we must determine the obligation associated with the plan benefits and compare that with the assets that the plan owns. This requires us to incorporate numerous assumptions, including the expected rate of return on plan assets, the projected rate of increase of the salaries of the eligible employees and the discount rates to use in estimating the fair value of the net periodic benefit cost. The expected rate of return on plan assets is intended to approximate the long-term rate of return that we anticipate receiving on the plan’s investments, considering the mix of the assets that the plan holds as investments, the expected return of those underlying investments, the diversification of those investments and the re-balancing strategy employed. The projected rates of salary increases is management’s estimate of future pay increases that the remaining eligible employees will receive until their retirement. The discount rate reflects the yields available on long-term, high-quality fixed-income debt instruments with cash flows similar to the obligations of the plan, reset annually on the measurement date, which is December 31 of each year.

The annual pension expense is sensitive to the expected rate of return on plan assets. For example, for the year 2005 the expected rate of return on plan assets was 8.60%. For each 25 basis point change in this rate, the Company’s pension expense would change by approximately $300 thousand. In applying the expected rate of return on plan assets to our pension accounting, we base our calculations on the fair value of plan assets, using an arithmetic method to calculate the expected return on the plan assets.

The annual pension expense is also sensitive to the discount rate employed. For example, the discount rate used in the 2005 pension expense calculation was 5.75%. If this rate were 25 basis points lower, the pension expense would increase by approximately $320 thousand. If the rate were 25 basis points higher, the pension expense would decrease by approximately $320 thousand.

In estimating the annual pension expense associated with the defined benefit plan, we must make a number of assumptions and estimates based upon our judgment and also on information that we receive from an independent actuary. These assumptions and estimates are closely monitored and are reviewed at least annually for any adjustments that may be required. Under U.S. generally accepted accounting principles, any differences that arise between these estimates and actual experience are amortized on the minimum basis as prescribed by SFAS No. 87, Employer’s Accounting for Pensions. We expect that the balance of unrecognized net actuarial losses as of December 31, 2005 will decrease over time, through a combination of gradual recognition through required amortization and future actuarial gains as discount rates return to higher levels and the long-term rate of return on pension assets is realized over time.

In addition, we assumed obligations of a defined benefit plan when we acquired Amegy. That plan resulted from a previous acquisition by Amegy. The plan is also frozen and we are in the process of terminating it. The planned termination was considered in remeasuring the acquired plan projected benefit obligation at the date of the Amegy acquisition. The acquired plan projected benefit obligation exceeded the fair value of the plan assets by $2.1 million and was recorded as part of the purchase price allocation.

Share-Based Compensation

As discussed in Note 18 of the Notes to Consolidated Financial Statements, in December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. The statement is effective for public companies for interim or annual periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission announced that it was amending Regulation S-X to provide up to a six-month delay for the adoption of SFAS 123R, or January 1, 2006 for calendar year public companies. The Company will adopt SFAS 123R beginning January 1, 2006 using the “modified prospective” method. Under this method, compensation cost is recognized beginning with the effective date based on the requirements of SFAS 123R for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain nonvested on the effective date.

SFAS 123R utilizes a “modified grant-date” approach in which the fair value of an equity award is estimated on the grant date without regard to service or performance vesting conditions. Generally, this approach is similar to that of SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of income for all awards that vest based on their fair values. While under existing guidance we have elected not to expense share-based compensation, we have disclosed in Note 1 of the Notes to Consolidated Financial Statements the pro forma effect on net income as if our share-based compensation had been expensed.

The Company uses the Black-Scholes option-pricing model to estimate the value of stock options and the pro forma expense for share-based compensation. The more significant assumptions used to apply this model include a weighted average risk-free interest rate, a weighted average expected life, an expected dividend yield, and an expected volatility. Use of these assumptions is subjective and requires judgment.

RESULTS OF OPERATIONS

Net Interest Income, Margin and Interest Rate Spreads

Net interest income is the difference between interest earned on assets and interest incurred on liabilities. On a taxable-equivalent basis, net interest income for 2005 was up $200.3 million or 16.9% from 2004, which was up $74.3 million or 6.7% from 2003. The increase for 2005 includes $25.9 million of taxable-equivalent net interest income earned by Amegy in December 2005. The increase in taxable-equivalent net interest income for 2005 was driven by an improved asset and liability mix and by the impact of increasing short-term interest rates on Zions’ asset-sensitive balance sheet, which resulted in a 31 basis point increase in the net interest margin compared to 2004. The net interest margin for 2004 was down 14 basis points from 2003. The incremental tax rate used for calculating all taxable-equivalent adjustments was 35% for all years discussed and presented.

Taxable-equivalent net interest income is the largest component of Zions’ revenue. For the year 2005, it was 75.9% of our taxable-equivalent revenues, compared to 73.3% for 2004 and 68.9% in 2003. The lower percentage in 2003 was primarily caused by the previously discussed gain on the sale of ICAP plc, which increased noninterest income disproportionately in relation to total taxable-equivalent revenues. By its nature, net interest income is especially vulnerable to changes in the mix and amounts of interest-earning assets and interest-bearing liabilities. In addition, changes in the interest rates and yields associated with these assets and liabilities significantly impact net interest income. See “Interest Rate and Market Risk Management” on page 68 for a complete discussion of how we manage the portfolios of interest-earning assets and interest-bearing liabilities.

A gauge that we consistently use to measure the Company’s success in managing its interest-earning assets and interest-bearing liabilities is the level and stability of the net interest margin. The net interest margin was 4.58% in 2005 compared with 4.27% in 2004 and 4.41% in 2003. The increased margin for 2005 results mainly from an improved asset and liability mix and from the impact of increasing short-term interest rates on Zions’ asset-sensitive balance sheet. Higher yielding average loans and leases increased $3.0 billion from 2004 while lower yielding average money market investments and securities decreased $0.5 billion. The net increase in interest-earnings assets was mainly funded by increases in lower cost average interest-bearing deposits which increased $1.6 billion and average noninterest-bearing deposits which increased $1.1 billion, while average borrowed funds decreased $0.5 billion from 2004. In the fourth quarter of 2005, the Company experienced a net interest margin of 4.62%.

The lower margin for 2004 reflected the effects of the low interest rate environment that challenged many financial institutions. The loan portfolio experienced the largest rate decline in 2004, dropping 24 basis points, as higher rate fixed-interest loans were replaced by new lower-yielding loans. In addition, the average rate paid on borrowed funds increased 22 basis points primarily as a result of increased long-term debt. This increase was partially offset by a decline in the average rate paid on deposits.

Schedule 5 summarizes the average balances, the amount of interest earned or incurred and the applicable yields for interest-earning assets and the costs of interest-bearing liabilities that generate taxable-equivalent net interest income.

SCHEDULE 5

DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS’ EQUITY

AVERAGE BALANCE SHEETS, YIELDS AND RATES

	2005			2004
(Amounts in millions)	Average balance	Amount of interest(1)	Average rate	Average balance	Amount of interest(1)	Average rate
ASSETS:
Money market investments	$988	31.7	3.21%	$1,463	16.4	1.12%
Securities:
Held to maturity	639	44.2	6.93	500	34.3	6.86
Available for sale	4,021	207.7	5.16	3,968	174.5	4.40
Trading account	497	19.9	4.00	732	29.6	4.04

Total securities	5,157	271.8	5.27	5,200	238.4	4.59

Loans:
Loans held for sale	205	9.8	4.80	159	5.1	3.16
Net loans and leases(2)	23,804	1,618.0	6.80	20,887	1,252.8	6.00

Total loans and leases	24,009	1,627.8	6.78	21,046	1,257.9	5.98

Total interest-earning assets	30,154	1,931.3	6.40	27,709	1,512.7	5.46

Cash and due from banks	1,123			1,026
Allowance for loan losses	(285)			(272)
Goodwill	746			648
Core deposit and other intangibles	66			65
Other assets	1,799			1,760

Total assets	$33,603			$30,936

LIABILITIES:
Interest-bearing deposits:
Savings and NOW	$4,347	36.7	0.84	$4,245	24.4	0.58
Money market	9,131	183.9	2.01	8,572	96.8	1.13
Time under $100,000	1,523	41.7	2.74	1,436	27.5	1.92
Time $100,000 and over	1,713	54.7	3.19	1,244	29.2	2.35
Foreign	737	23.3	3.16	338	4.4	1.30

Total interest-bearing deposits	17,451	340.3	1.95	15,835	182.3	1.15

Borrowed funds:
Securities sold, not yet purchased	475	17.7	3.72	625	24.2	3.86
Federal funds purchased and security repurchase agreements	2,307	63.6	2.76	2,682	32.2	1.20
Commercial paper	149	5.0	3.36	201	3.0	1.51
FHLB advances and other borrowings:
One year or less	204	5.9	2.90	252	2.9	1.14
Over one year	228	11.5	5.05	230	11.7	5.08
Long-term debt	1,786	104.9	5.88	1,659	74.3	4.48

Total borrowed funds	5,149	208.6	4.05	5,649	148.3	2.62

Total interest-bearing liabilities	22,600	548.9	2.43	21,484	330.6	1.54

Noninterest-bearing deposits	7,417			6,269
Other liabilities	533			501

Total liabilities	30,550			28,254
Minority interest	26			23
Total shareholders’ equity	3,027			2,659

Total liabilities and shareholders’ equity	$33,603			$30,936

Spread on average interest-bearing funds			3.97%			3.92%

Taxable-equivalent net interest income and net yield on interest-earning assets		1,382.4	4.58%		1,182.1	4.27%

(1)	Taxable-equivalent rates used where applicable.
(2)	Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

2003			2002			2001
Average balance	Amount of interest(1)	Average rate	Average balance	Amount of interest(1)	Average rate	Average balance	Amount of interest(1)	Average rate

$ 1,343	13.0	0.97%	$1,199	18.6	1.55%	$924	34.9	3.78%

–	–		43	2.3	5.34	56	3.4	5.98
3,736	171.5	4.59	3,209	170.0	5.30	3,269	207.2	6.34
711	24.7	3.47	611	22.1	3.62	647	30.9	4.78

4,447	196.2	4.41	3,863	194.4	5.03	3,972	241.5	6.08

220	8.3	3.77	210	9.4	4.50	220	13.1	5.94
19,105	1,194.2	6.25	17,904	1,245.4	6.96	15,795	1,315.7	8.33

19,325	1,202.5	6.22	18,114	1,254.8	6.93	16,015	1,328.8	8.30

25,115	1,411.7	5.62	23,176	1,467.8	6.33	20,911	1,605.2	7.68

953			939			821
(282)			(267)			(229)
711			744			703
77			98			101
1,630			1,606			1,513

$ 28,204			$26,296			$23,820

$ 3,810	23.4	0.62	$3,308	34.6	1.05	$2,705	44.6	1.65
8,064	88.2	1.09	7,268	130.0	1.79	6,394	207.0	3.24
1,644	36.9	2.25	1,911	62.1	3.25	1,984	98.2	4.95
1,290	33.3	2.58	1,487	50.5	3.40	1,658	86.5	5.22
186	1.7	0.89	106	1.5	1.42	106	3.0	2.79

14,994	183.5	1.22	14,080	278.7	1.98	12,847	439.3	3.42

538	20.4	3.80	394	16.4	4.17	340	17.0	5.01
2,605	25.5	0.98	2,528	39.1	1.55	2,668	95.9	3.59
215	3.0	1.41	359	7.5	2.09	336	14.5	4.30

145	1.9	1.32	533	10.3	1.93	404	21.7	5.37
237	12.3	5.19	240	12.4	5.18	203	11.1	5.44
1,277	57.3	4.48	874	56.3	6.45	569	42.7	7.51

5,017	120.4	2.40	4,928	142.0	2.88	4,520	202.9	4.49

20,011	303.9	1.52	19,008	420.7	2.21	17,367	642.2	3.70

5,259			4,522			3,907
444			404			385

25,714			23,934			21,659
22			21			30
2,468			2,341			2,131

$ 28,204			$26,296			$23,820

		4.10%			4.12%			3.98%

	1,107.8	4.41%		1,047.1	4.52%		963.0	4.61%

Schedule 6 analyzes the year-to-year changes in net interest income on a fully taxable-equivalent basis for the years indicated. For purposes of calculating the yields in these schedules, the average loan balances also include the principal amounts of nonaccrual and restructured loans. However, interest received on nonaccrual loans is included in income only to the extent that cash payments have been received and not applied to principal reductions. In addition, interest on restructured loans is generally accrued at reduced rates.

SCHEDULE 6

ANALYSIS OF INTEREST CHANGES DUE TO VOLUME AND RATE

	2005 over 2004			2004 over 2003
	Changes due to		Total changes	Changes due to		Total changes
(In millions)	Volume	Rate(1)		Volume	Rate(1)
INTEREST-EARNING ASSETS:
Money market investments	$(5.3)	20.6	15.3	1.3	2.1	3.4
Securities:
Held to maturity	9.6	0.3	9.9	34.3	–	34.3
Available for sale	2.5	30.7	33.2	10.1	(7.1)	3.0
Trading account	(9.4)	(0.3)	(9.7)	0.7	4.2	4.9

Total securities	2.7	30.7	33.4	45.1	(2.9)	42.2

Loans:
Loans held for sale	1.6	3.1	4.7	(1.9)	(1.3)	(3.2)
Net loans and leases(2)	186.8	178.4	365.2	106.5	(47.9)	58.6

Total loans and leases	188.4	181.5	369.9	104.6	(49.2)	55.4

Total interest-earning assets	$185.8	232.8	418.6	151.0	(50.0)	101.0

INTEREST-BEARING LIABILITIES:
Interest-bearing deposits:
Savings and NOW	$0.8	11.5	12.3	2.3	(1.3)	1.0
Money market	6.8	80.3	87.1	5.5	3.1	8.6
Time under $100,000	1.8	12.4	14.2	(4.0)	(5.4)	(9.4)
Time $100,000 and over	13.1	12.4	25.5	(1.1)	(3.0)	(4.1)
Foreign	8.6	10.3	18.9	1.7	1.0	2.7

Total interest-bearing deposits	31.1	126.9	158.0	4.4	(5.6)	(1.2)

Borrowed funds:
Securities sold, not yet purchased	(5.6)	(0.9)	(6.5)	3.4	0.4	3.8
Federal funds purchased and security repurchase agreements	(4.5)	35.9	31.4	0.8	5.9	6.7
Commercial paper	(0.8)	2.8	2.0	(0.2)	0.2	–
FHLB advances and other borrowings:
One year or less	(0.5)	3.5	3.0	1.2	(0.2)	1.0
Over one year	(0.1)	(0.1)	(0.2)	(0.3)	(0.3)	(0.6)
Long-term debt	6.0	24.6	30.6	17.1	(0.1)	17.0

Total borrowed funds	(5.5)	65.8	60.3	22.0	5.9	27.9

Total interest-bearing liabilities	$25.6	192.7	218.3	26.4	0.3	26.7

Change in taxable-equivalent net interest income	$160.2	40.1	200.3	124.6	(50.3)	74.3

(1)	Taxable-equivalent income used where applicable.
(2)	Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.

In the analysis of interest changes due to volume and rate, changes due to the volume/rate variance are allocated to volume with the following exceptions: when volume and rate both increase, the variance is allocated proportionately to both volume and rate; when the rate increases and volume decreases, the variance is allocated to the rate.

Provisions for Credit Losses

The provision for loan losses is the amount of expense that, based on our judgment, is required to maintain the allowance for loan losses at an adequate level. The provision for unfunded lending commitments is used to maintain the allowance for unfunded lending commitments at an adequate level. In determining adequate levels of the allowances, we perform periodic evaluations of the Company’s various portfolios, the levels of actual loan losses and statistical trends and other economic factors. See “Credit Risk Management” on page 62 for more information on how we determine the appropriate level for the allowances for loan and lease losses and unfunded lending commitments.

For the year 2005, the provision for loan losses was $43.0 million, compared to $44.1 million for 2004 and $69.9 million for 2003. The lower provisions for both 2005 and 2004 reflects improvements in various factors used in determining the appropriate level of the allowance for loan losses, including decreased levels of nonperforming loans and leases. Including the provision for unfunded lending commitments, the total provision for credit losses was $46.4 million for 2005 and $44.5 million for 2004. For 2003, the provision for unfunded lending commitments was included in the provision for loan losses. From period to period, the amounts of unfunded lending commitments may be subject to sizeable fluctuation due to changes in the timing and volume of loan originations and fundings. The related provision will generally reflect these fluctuations.

Noninterest Income

Noninterest income represents revenues that the Company earns for products and services that have no interest rate or yield associated with them. Noninterest income for 2005 comprised 24.1% of taxable-equivalent revenues compared to 26.7% for 2004 and 31.1% in 2003. Schedule 7 presents a comparison of the major components of noninterest income for the past three years. The schedule also presents noninterest income of Amegy for the month of December, included in the 2005 totals.

SCHEDULE 7

NONINTEREST INCOME

(Amounts in millions)	Zions without Amegy	Amegy	Total 2005	Percent change	2004	Percent change	2003
Service charges and fees on deposit accounts	$125.3	3.5	128.8	(2.2)%	$131.7	1.5%	$129.8
Loan sales and servicing income	77.8	–	77.8	(1.6)	79.1	(11.4)	89.3
Other service charges, commissions and fees	113.4	3.7	117.1	12.0	104.6	9.8	95.3
Trust and investment management income	15.8	0.2	16.0	(5.9)	17.0	(19.4)	21.1
Income from securities conduit	35.0	–	35.0	(0.6)	35.2	19.7	29.4
Dividends and other investment income	28.9	1.1	30.0	(5.7)	31.8	11.6	28.5
Market making, trading and nonhedge derivative income	15.1	0.6	15.7	(10.3)	17.5	(40.5)	29.4
Equity securities gains (losses), net	(1.3)	–	(1.3)	86.7	(9.8)	(115.4)	63.8
Fixed income securities gains, net	1.0	(0.2)	0.8	(68.0)	2.5	–	–
Other	18.8	0.1	18.9	(13.7)	21.9	55.3	14.1

Total	$429.8	9.0	438.8	1.7%	$431.5	(13.8)%	$500.7

Noninterest income for 2005 increased $7.3 million or 1.7% compared to 2004. The most significant changes were in other service charges, commissions and fees which increased $12.5 million and equity securities losses which decreased $8.5 million. Noninterest income for 2004 decreased 13.8% when compared to 2003. The largest component of this decrease was in net equity securities gains, which was $63.8 million in 2003 compared with net losses of $9.8 million in 2004. As previously discussed, in 2003 we made the decision to sell the Company’s holdings in several investments resulting in net gains of approximately $94.4 million. These gains were partially offset by $30.6 million in write-downs of venture capital and other investments.

Service charges and fees on deposit accounts declined in 2005 and only increased moderately in 2004, mainly as a result of higher earnings credits on commercial deposit accounts as market interest rates rose.

Loan sales and servicing income includes revenues from securitizations of loans as well as from revenues that we earn through servicing loans that have been sold to third parties. For 2005 loan sales and servicing income decreased 1.6% compared to 2004. The decrease was mainly due to decreased gains from the sale of conforming residential loans sold servicing released and from the sale of home equity credit lines. For 2004, loan sales and servicing income declined 11.4% from the amount in 2003. The decline for 2004 resulted from several factors including reduced residential mortgage originations, smaller gains on the sales of securitized loans when compared to the gain realized in 2003, higher levels of loan prepayments, and fewer loan sales in 2004. See Note 6 of the Notes to Consolidated Financial Statements for additional information on the Company’s securitization programs.

Other service charges, commissions and fees, which is comprised of investment, brokerage and fiscal agent fees, Automated Teller Machine (“ATM”) fees, insurance commissions, bankcard merchant fees, debit card interchange fees and other miscellaneous fees, increased $12.5 million, or 12.0% from 2004, which was up 9.8% from 2003. The increase for 2005 included $3.7 million of fees earned by Amegy. Other significant increases for 2005 include increases in debit card interchange fees resulting from increased volumes, increased letter of credit fees and customer swap fees, and increased fees from the Company’s municipal finance business. Other service charges, commissions and fees were negatively impacted by a decision during 2005 to reduce the selling of annuity products to investment customers. The increase in 2004 was largely the result of higher insurance commissions along with increased fees from a newly created customer swap business.

Trust and investment management income for 2005 decreased 5.9% compared to 2004, which was down 19.4% compared to 2003. The decrease for 2005 and 2004 reflect the sales of selected personal trust accounts in Arizona and the directed IRA businesses in early 2004.

Income from securities conduit represents fees that we receive from Lockhart, a QSPE securities conduit, in return for liquidity, an interest rate agreement and administrative services that Zions Bank provides to the entity in accordance with a servicing agreement. The significant increase in income for 2004 compared to 2003 resulted from increased investment holdings in Lockhart’s securities portfolio, which created higher servicing fees. See “Liquidity Management Actions” on page 74 and Note 6 of the Notes to Consolidated Financial Statements for further information regarding securitizations and Lockhart.

Dividends and other investment income consist of revenue from the Company’s bank-owned life insurance program, dividends on securities holdings and equity in earnings from investments. Revenue from bank-owned life insurance programs was $18.9 million in 2005, $18.5 million in 2004 and $19.0 million in 2003. Revenues from investments include dividends on Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank stock, and equity earnings in unconsolidated affiliates and were $11.1 million in 2005, $13.3 million in 2004 and $9.5 million in 2003.

Market making, trading and nonhedge derivative income consists of the following:

SCHEDULE 8

MARKET MAKING, TRADING AND NONHEDGE DERIVATIVE INCOME

(Amounts in millions)	2005	Percent change	2004	Percent change	2003
Market making and trading income	$16.3	(4.1)%	$17.0	(38.0)%	$27.4
Nonhedge derivative income	(0.6)	(220.0)	0.5	(75.0)	2.0

Total	$15.7		$17.5		$29.4

Trading revenue for 2005 and 2004 declined mainly due to lower margins from the odd-lot electronic trading business. In the fourth quarter of 2005, a decision was made to close our London trading office and reduce the amount of the Company’s trading assets in response to the margin pressures. Nonhedge derivative income included fair value decreases of $3.0 million in 2005, $3.3 million in 2004 and $2.3 million in 2003. Nonhedge derivative income for 2005 also includes a loss of $0.9 million from two ineffective cash flow hedges.

Net equity securities losses were $1.3 million in 2005 compared to $9.8 million in 2004. Net losses for 2004 included a number of large write-ups and write-downs of equity and venture capital investments. The largest single write-up was $8.3 million and the largest single write-down was $5.9 million. The valuation adjustments for 2005 were not as significant with the largest write-up being $1.7 million and the largest write-down $1.6 million. As previously discussed, equity securities gains for 2003 included a $68.5 million gain on the sale of ICAP plc, $25.9 million in other equity securities gains and $30.6 million of investment write-downs.

Other noninterest income for 2005 was $18.9 million, down from $21.9 million for 2004. Other noninterest income for 2005 includes $3.9 million of income from NetDeposit scanner sales compared to $0.3 million earned during 2004. During 2004 the Company recognized in other noninterest income $5.3 million of litigation settlements and $1.5 million from the sale of certain personal trust accounts in Arizona.

Noninterest Expense

Noninterest expense for 2005 increased 9.9% over 2004, which was 3.1% higher than in 2003. The percentage changes are impacted by $23.7 of Amegy expense included in 2005 and debt extinguishment costs of $24.2 million in 2003, which were incurred when the Company repurchased $197.4 million of its debt. Schedule 9 summarizes the major components of noninterest expense and provides a comparison of the components over the past three years. The schedule also categorizes noninterest expense of Amegy for the month of December 2005.

SCHEDULE 9

NONINTEREST EXPENSE

(Amounts in millions)	Zions without Amegy	Amegy	Total 2005	Percent change	2004	Percent change	2003
Salaries and employee benefits	$562.9	11.0	573.9	8.0%	$531.3	8.1%	$491.6
Occupancy, net	75.7	1.7	77.4	5.0	73.7	3.8	71.0
Furniture and equipment	66.2	2.0	68.2	3.6	65.8	0.5	65.5
Legal and professional services	34.2	0.6	34.8	7.4	32.4	24.6	26.0
Postage and supplies	26.4	0.5	26.9	4.7	25.7	(0.4)	25.8
Advertising	21.0	0.4	21.4	8.6	19.7	8.2	18.2
Debt extinguishment cost	–	–	–	–	–	(100.0)	24.2
Impairment losses on long-lived assets	3.1	–	3.1	342.9	0.7	(74.1)	2.7
Restructuring charges	2.4	–	2.4	118.2	1.1	(42.1)	1.9
Merger related expense	1.4	1.9	3.3	–	–	–	–
Amortization of core deposit and other intangibles	14.5	2.4	16.9	19.9	14.1	(0.7)	14.2
Provision for unfunded lending commitments	3.3	0.1	3.4	580.0	0.5	–	–
Other	179.9	3.1	183.0	15.6	158.3	2.4	154.6

Total	$991.0	23.7	1,014.7	9.9%	$923.3	3.1%	$895.7

Actions taken by management to control expenses in the last three years included restructuring its trading operations in the fourth quarter of 2005, completing the restructuring of its e-commerce operations, restructuring Vectra, closing unproductive branches, consolidating operations, and improving procurement processes. As part of these cost reduction efforts, the Company incurred restructuring charges of $2.4 million in 2005, $1.1 million in 2004 and $1.9 million in 2003. See Note 15 of the Notes to Consolidated Financial Statements for additional information on restructuring and impairment charges.

The Company’s efficiency ratio was 55.7% for 2005 compared to 57.2% for 2004 and 55.7% for 2003. The efficiency ratio for 2003, however, was favorably impacted by large equity securities gains, which resulted in higher revenues relative to noninterest expense for that year.

Salary costs for 2005 increased 8.1% over 2004, which was up 9.9% from 2003. The increases for 2005 and 2004 resulted from increased incentive plan costs and additional staffing related to the build out of our wealth management business and of NetDeposit, the hiring in the third quarter of 2004 of an experienced commercial lending team of 39 professionals in Utah and Idaho and to other business expansion. Salary costs for 2005 also include $9.7 million of Amegy expense. Employee benefits for 2005 increased 7.5% from 2004 which were essentially unchanged from 2003. The increase in employee benefits for 2005 is mainly the result of increased contributions to a profit sharing plan and increased employee matching contributions to our 401(k) plan. The profit sharing plan was enhanced as a replacement for a broad-based employee stock option plan that was discontinued in 2005. Salaries and employee benefits are shown in greater detail in Schedule 10.

SCHEDULE 10

SALARIES AND EMPLOYEE BENEFITS

(Dollar amounts in millions)	2005	Percent change	2004	Percent change	2003
Salaries and bonuses	$486.7	8.1%	$450.2	9.9%	$409.7

Employee benefits:
Employee health and insurance	28.5	1.1	28.2	(1.7)	28.7
Retirement	28.0	23.9	22.6	(11.7)	25.6
Payroll taxes and other	30.7	1.3	30.3	9.8	27.6

Total benefits	87.2	7.5	81.1	(1.0)	81.9

Total salaries and employee benefits	$573.9	8.0%	$531.3	8.1%	$491.6

Full-time equivalent employees (“FTEs”) (at December 31)	10,102	25.9%	8,026	1.6%	7,896

FTEs at December 31, 2005 include 1,983 FTEs for Amegy.

Legal and professional services increased 7.4% when compared to 2004 which was up 24.6% from 2003. The increases for both years were primarily a result of additional consulting services associated with various ongoing projects relating to systems conversions and upgrades, including the completion of “Project Unify” at NBA during 2004 and the ongoing “Project Unify” efforts for CB&T.

During the fourth quarter of 2005, the Company recognized an impairment loss on long-lived assets of $2.5 million on capitalized management software. Merger related expenses for 2005 are incremental costs associated with the integration of Amegy.

Other noninterest expense grew 15.6% over the amount in 2004, which was up 2.4% from 2003. The increase for 2005 resulted primarily from higher bankcard expenses due to increased activity, increased operational losses which were unusually low for 2004, increased scanner costs for the NetDeposit product, increased data processing costs and travel expense resulting from the Company’s major systems projects and increased fidelity insurance premiums.

As discussed under “Critical Accounting Policies and Significant Estimates” beginning on page 30, the Company will adopt SFAS 123R effective January 1, 2006 to begin recording compensation expense for stock options and other forms of share-based payments. Noninterest expense will increase in 2006 as a result of the adoption of SFAS 123R. We have disclosed in the Company’s financial statements the pro forma effect on net income as if our share-based compensation had been expensed.

Impairment Losses on Goodwill

During the third quarter of 2004, the Company made the decision to reorganize the operations at Zions Bank International Ltd. (formerly Van der Moolen UK Ltd.) as a result of disappointing operating performance. The decision resulted in terminating the Euro-denominated bond trading operations and downsizing the U.S. dollar-denominated bond trading operations. This reorganization also resulted in restructuring charges in 2004 of $1.0 million, an impairment write-down of goodwill of $0.6 million and impairment of other intangibles of $0.2 million. During the fourth quarter of 2005 the Company closed the London office of ZBI and recognized restructuring charges of $2.4 million and an impairment write-down of goodwill of $0.6 million.

As previously discussed, in 2003 and early 2004 Vectra went through a restructuring that resulted in selling eleven of Vectra’s branches. The assets and liabilities from these branches were measured at their fair values based upon bids, letters of intent, and negotiations with potential buyers. The comparison of the fair values to the carrying values of these assets and liabilities resulted in an impairment loss on goodwill of $7.1 million, which we recorded in 2003.

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

Foreign Operations

Zions Bank and Amegy both operate foreign branches in Grand Cayman, Grand Cayman Islands, B.W.I. The branches only accept deposits from qualified customers. While deposits in these branches are not subject to Federal Reserve Board reserve requirements or Federal Deposit Insurance Corporation insurance requirements, there are no federal or state income tax benefits to the Company or any customers as a result of these operations.

Foreign deposits at December 31, 2005, 2004 and 2003 totaled $2.2 billion, $439 million and $235 million, respectively, and averaged $737 million for 2005, $338 million for 2004, and $186 million for 2003. Amegy foreign deposits of $1.4 billion are included in the December 31, 2005 balance. All of these foreign deposits were related to domestic customers of the banks. See Schedule 30 on page 59 for foreign loans outstanding.

In addition to the Grand Cayman branch, Zions Bank, through its wholly-owned subsidiary ZBI, had an office in the United Kingdom that provided sales support for its U.S. Dollar trading operations. The office was closed during the fourth quarter of 2005.

Income Taxes

The Company’s income tax expense for 2005 was $263.4 million compared to $220.1 million for 2004 and $213.8 million for 2003. The Company’s effective income tax rate was 35.5% in 2005, 35.3% in 2004 and 39.1% in 2003. The higher effective tax rate for 2003 was primarily the result of higher taxable income resulting from nondeductible expenses, including goodwill impairment. See Note 16 of the Notes to Consolidated Financial Statements for more information on income taxes.

In 2004, the Company signed an agreement that confirmed and implemented its award of a $100 million allocation of tax credit authority under the Community Development Financial Institutions Fund set up by the U.S. Government. Under the program, Zions has invested $80 million as of December 31, 2005, in a wholly-owned subsidiary, which makes qualifying loans and investments. In return, Zions receives federal income tax credits that will be recognized over seven years, including the year in which the funds were invested in the subsidiary. Zions invested $60 million in its subsidiary in 2004, an additional $20 million in 2005 and expects to fund the remaining $20 million during 2006. Income tax expense was reduced by $3 million for 2004 and $4 million for 2005. We expect that we will be able to reduce the Company’s federal income tax payments by a total of $39 million over the life of this award, which is expected to be the years 2004 through 2012.

BUSINESS SEGMENT RESULTS

The Company manages its operations and prepares management reports with a primary focus on geographical area. Segments, other than the “Other” segment that are presented in the following discussion are based on geographical banking operations. The Other segment includes Zions Bancorporation (“the Parent”), non-bank financial service and financial technology subsidiaries, other smaller nonbank operating units, de minimus amounts for TCBO which was opened during the fourth quarter of 2005 and eliminations of intercompany transactions.

Operating segment information is presented in the following discussion and in Note 23 of the Notes to Consolidated Financial Statements. The accounting policies of the individual segments are the same as those of the Company. The Company allocates centrally provided services to the business segments based upon estimated or actual usage of those services.

We also allocate income among participating banking subsidiaries to better match revenues from hedging strategies to the operating units that gave rise to the exposures being hedged. The initial hedge income allocation methodology began January 1, 2002. Interest rate swaps were recorded and managed by Zions Bank for the benefit of other banking subsidiaries and hedge income was allocated to the other banking subsidiaries based on a transfer pricing methodology.

Beginning January 1, 2003 after discussions between management and bank regulators, the allocation methodology was changed. After that date, new interest rate swaps were recorded directly by the banking subsidiaries and the allocation methodology for remaining Zions Bank swaps was changed to include a review of the banking subsidiary’s earnings sensitivity to interest rate changes. These changes, along with interest rate increases that reduced the income derived from the allocated hedges, reduced the amount of

Zions Bank hedge income allocated to the other banking subsidiaries. For 2005, the amount of hedge income allocated from Zions Bank was $0.2 million compared to $15.4 million in 2004 and $26.0 million in 2003. In the following schedules presenting operating segment information, the hedge income allocated to participating banking subsidiaries and the hedge income recognized directly by these banking subsidiaries are presented as separate line items.

Zions Bank and Subsidiaries

Zions Bank is headquartered in Salt Lake City, Utah and is primarily responsible for conducting the Company’s operations in Utah and Idaho. Zions Bank is the largest full-service commercial bank in Utah and the seventh largest in Idaho, as measured by deposits. Also included in Zions Bank are the Capital Markets operations, which include Zions Direct, Inc., Zions Bank International Ltd., fixed income trading, correspondent banking, public finance and variable rate mortgage lending activities, and investment advisory, liquidity and hedging services for Lockhart Funding. Contango Capital Advisors, Inc., a wealth management business launched in the latter half of 2004, is also included in Zions Bank.

SCHEDULE 11

ZIONS BANK AND SUBSIDIARIES

(In millions)	2005	2004	2003
CONDENSED INCOME STATEMENT
Net interest income excluding hedge income	$405.8	340.5	320.5
Hedge income recorded directly at subsidiary	2.3	18.7	30.5
Allocated hedge income	(0.2)	(15.4)	(26.0)

Net interest income	407.9	343.8	325.0
Noninterest income	269.2	265.9	244.4

Total revenue	677.1	609.7	569.4
Provision for loan losses	26.0	24.7	46.3
Noninterest expense	391.1	350.4	318.3
Impairment loss on goodwill	0.6	0.6	–

Income before income taxes and minority interest	259.4	234.0	204.8
Income tax expense	85.4	77.6	65.0
Minority interest	(0.1)	(0.3)	(0.5)

Net income	$174.1	156.7	140.3

YEAR-END BALANCE SHEET DATA
Total assets	$12,651	11,880	10,598
Net loans and leases	8,510	7,876	6,888
Allowance for loan losses	107	99	98
Goodwill, core deposit and other intangibles	27	30	30
Noninterest-bearing demand deposits	1,986	1,606	1,272
Total deposits	9,213	8,192	7,104
Common equity	836	756	725

Net income for Zions Bank increased 11.1% to $174.1 million for 2005 compared to $156.7 million for 2004 and $140.3 million in 2003. Results include the Wealth Management group which was formed in 2004 and had after-tax net losses of $6.2 million in 2005 and $3.9 million in 2004. Results for 2005 also include allocated interest expense from hedges of $0.2 million compared with $15.4 million in 2004 and $26.0 million for 2003 that is recorded as a reduction of net interest income under the previously discussed allocation program.

The increase in earnings at Zions Bank for 2005 was driven by an 18.6% increase in net interest income. Net interest income increased $64.1 million from 2004 which was up $18.8 million from 2003. The net interest margin increased to 3.68% for 2005, compared to 3.21% for 2004 and 3.27% for 2003. The increases in net interest income and the interest margin for 2005 were mainly due to an improved asset and liability mix. Lower yielding average money market investments and securities were reduced and average loans increased during the year. Zions Bank also experienced strong growth in noninterest-bearing deposits during 2005.

Noninterest income increased 1.2% to $269.2 million compared to $265.9 million for 2004 and $244.4 million for 2003. Significant changes to noninterest income for 2005 compared to 2004 include a $7.3 million reduction in losses on equity securities related to venture and other equity investments. Brokerage fees income decreased $5.8 million for 2005 compared to 2004 mainly due to decreased fees from annuity and mutual fund sales. The Company made a decision in 2005 to reduce sales of annuity products to its customers. The increase in noninterest income for 2004 was primarily the result of a reduction in losses on equity securities compared to 2003, along with increased income from other investments. Income generated from providing services to Lockhart was $35.0 million in 2005 compared to $35.2 million in 2004 and $29.4 million in 2003.

Noninterest expense for 2005 increased $40.7 million or 11.6% from 2004. Increases for 2005 included a $14.5 million, or 9.0% increase in salaries and benefits and a $13.2 million or 18.9% increase in technology and operational costs allocated from the Company’s servicing subsidiary. For 2004, noninterest expense increased 10.1% compared to 2003, primarily as a result of higher salaries and benefits and to a lesser extent, higher bankcard expenses resulting from increased customer usage.

The economy improved in Zions Bank’s primary markets during both 2005 and 2004 and it experienced strong growth during both years in loans and deposits. This growth came from the bank’s core business and also came from certain other operations where market opportunities existed such as its National Real Estate Lending Group. On-balance-sheet loan growth for Zions Bank was 8.0% for 2005 down from 14.3% for 2004.

Deposits at year-end 2005 increased 12.5% from 2004 or $1.0 billion compared to growth of $1.1 billion or 15.3% for 2004. In addition, the mix of deposits improved with noninterest-bearing demand deposits increasing 23.7% during 2005 and 26.3% in 2004. Deposits included $830 million of certificates of deposit from CB&T at December 31, 2005 and $960 million at December 31, 2004 and 2003.

SCHEDULE 12

ZIONS BANK AND SUBSIDIARIES

	2005	2004	2003
PERFORMANCE RATIOS
Return on average assets	1.40%	1.29%	1.24%
Return on average common equity	22.22%	21.24%	19.99%
Efficiency ratio	56.95%	56.46%	54.62%
Net interest margin	3.68%	3.21%	3.27%

OTHER INFORMATION
Full-time equivalent employees	2,517	2,563	2,379

Domestic offices:
Traditional branches	104	102	100
Banking centers in grocery stores	30	31	48
Foreign offices	1	2	1

Total offices	135	135	149

ATMs	178	183	206

Nonperforming assets for Zions Bank were $22.1 million at December 31, 2005, up slightly from $21.6 million at December 31, 2004. Accruing loans past due 90 days or more decreased to $4.4 million compared to $9.8 million at year-end 2004. Net loan and lease charge-offs for 2005 were $17.5 million compared with $24.4 million for 2004. For 2005, Zions Bank’s loan loss provision was $26.0 million compared with $24.7 million for 2004 and $46.3 million for 2003.

In April 2004, Zions Bank purchased the odd-lot fixed income trading operations of Van der Moolen UK Ltd. Upon completion of the purchase, Van der Moolen UK Ltd.’s name was changed to ZBI. In July of 2004, the Euro-denominated trading activity of ZBI was terminated and the US dollar-denominated bond trading activity was downsized. As a result of that reorganization, $1.6 million was expensed in goodwill impairment and restructuring costs. During the fourth quarter of 2005 the London office of ZBI was closed. An additional $3.0 million of restructuring costs and impairment charges were recognized.

During 2004, Zions Investment Securities, Inc. introduced its new “Zions Direct” online trading platform and in 2005 the name of the company was changed to Zions Direct, Inc. Through Zions Direct, retail customers can execute online stock and bond trades for $10.95 per trade. Zions Direct customers also have access to more than 9,000 mutual funds and the ability to search one of the largest inventories of bonds through “Bonds for Less.” Zions Direct

(www.zionsdirect.com) provides convenient access, free education and real-time information for executing trades, monitoring portfolios and conducting research.

During 2005, Zions Bank ranked as Utah’s top SBA 7(a) lender for the twelfth consecutive year and ranked first in Idaho’s Boise District for the fourth consecutive year. Zions Bank also expanded its National Real Estate Group, which makes real estate-secured loans at low loan-to-value ratios to small businesses across the country. The Group funded nearly $1.2 billion in new loans in 2005. In 2004, Zions Bank added a team of experienced commercial lenders in key areas throughout its market area and the bank is experiencing strong loan growth as a result of this expansion.

In 2004, Zions Bank opened its first multicultural branch in Salt Lake City aimed principally at serving the area’s growing Hispanic/Latino population. With the continued growth in this market, Zions Bank opened another multicultural branch in Ogden, Utah in late 2005.

California Bank & Trust

CB&T is the eighth largest full service commercial bank in California, operating 91 traditional branch offices and 7 loan production offices throughout the state. CB&T also has loan production offices that generate primarily commercial real estate and/or SBA loans in Arizona, Colorado, Florida, Georgia, Illinois, Michigan, Missouri, Nevada, Ohio, Oregon, and Washington. CB&T manages its businesses primarily by a regional structure, allowing decision-making to remain as close as possible to the customer. These regions include the San Francisco Bay Area, Sacramento, Central Valley, Los Angeles, Orange County and San Diego. Functionally, the Retail and Small Business Group services personal and small business accounts, and the Corporate and Commercial Banking Group services the middle-market and commercial business accounts. A separate Real Estate Financing unit provides construction and commercial real estate lending services. In addition, CB&T offers SBA lending, corporate financial services, community development, international banking, government services and personal banking products and services.

SCHEDULE 13

CALIFORNIA BANK & TRUST

(In millions)	2005	2004	2003
CONDENSED INCOME STATEMENT
Net interest income excluding hedge income	$451.0	396.4	381.1
Hedge income recorded directly at subsidiary	0.4	13.8	4.3
Allocated hedge income	–	–	–

Net interest income	451.4	410.2	385.4
Noninterest income	75.0	77.5	75.9

Total revenue	526.4	487.7	461.3
Provision for loan losses	9.9	10.7	12.1
Noninterest expense	243.9	234.1	227.0

Income before income taxes	272.6	242.9	222.2
Income tax expense	109.7	97.1	89.1

Net income	$162.9	145.8	133.1

YEAR-END BALANCE SHEET DATA
Total assets	$10,896	10,186	9,216
Net loans and leases	7,671	7,132	6,349
Allowance for loan losses	91	86	81
Goodwill, core deposit and other intangibles	408	419	426
Noninterest-bearing demand deposits	2,952	2,652	2,401
Total deposits	8,896	8,329	7,638
Common equity	1,072	1,031	956

Net income increased 11.7% to $162.9 million in 2005 compared with $145.8 million for 2004, and $133.1 million for 2003. Earning asset growth, interest rate management, credit management, customer profitability management and expense control were the primary contributors to the positive results of operations for 2005.

Net interest income for 2005 increased $41.2 million or 10.0% to $451.4 million compared to $410.2 million for 2004 and $385.4 million for 2003. CB&T’s net interest margin was 4.91%, 4.78% and 4.94% for 2005, 2004 and 2003, respectively. The bank strives to maintain a slightly asset-sensitive position with regard to rate risk management, meaning that when market interest rates rise, as occurred in 2005, the net interest margin increases. CB&T expects net interest income to increase in 2006 but the margin could narrow due to the flattening yield curve and the competitive pressures of increasing interest rates on deposits.

The efficiency ratio has improved in each of the past three years: 46.3% for 2005, 47.9% for 2004 and 49.1% for 2003. CB&T continues to focus on managing operating efficiencies and costs in relation to revenue. The increase in total revenue was greater than the increase in noninterest expenses. Total revenue was $526.4 million, an increase of 7.9% over $487.7 million in 2004. Noninterest expense grew to $243.9 million, an increase of 4.2% over $234.1 million in 2004. This modest expense growth was primarily due to strong controls over staffing levels and other variable expenses. Full-time equivalent employees declined to 1,673 in December, 2005 from 1,722 in December, 2004.

SCHEDULE 14

CALIFORNIA BANK & TRUST

	2005	2004	2003
PERFORMANCE RATIOS
Return on average assets	1.59%	1.51%	1.51%
Return on average common equity	15.53%	14.52%	13.52%
Efficiency ratio	46.29%	47.93%	49.12%
Net interest margin	4.91%	4.78%	4.94%

OTHER INFORMATION
Full-time equivalent employees	1,673	1,722	1,738

Domestic offices:
Traditional branches	91	91	91

ATMs	105	107	108

Net loans and leases grew $539 million or 7.6% in 2005 compared to 2004. CB&T experienced good loan demand during the last quarter of 2005. The annualized growth rate for the last quarter of 2005 was 11.1%. Commercial, small business and commercial real estate loans grew in 2005 compared to 2004, while consumer loans declined. CB&T does not expect to sustain this double digit growth given the unknown business climate, market conditions, and the general interest rate environment. Loan growth may slow due to higher interest rates and a slower real estate market.

Total deposits grew $567 million or 6.8% in 2005 compared to 2004. The ratio of noninterest-bearing deposits to total deposits was 33.2% and 31.8% for 2005 and 2004, respectively. CB&T anticipates moderate deposit growth in 2006 but will be dependent on the California economy, business growth, and jobs.

Nonperforming assets were $20.0 million at December 31, 2005 compared to $29.3 million one year ago. The level of nonperforming assets to net loans and other real estate owned at December 31, 2005 improved to 0.26% compared to 0.41% at December 31, 2004. Net loan and lease charge-offs were $4.9 million for 2005 compared with $6.1 million for 2004. CB&T’s loan loss provision was $9.9 million for 2005 compared to $10.7 million for 2004. The reduced provision reflects the improved credit quality of the loan portfolio and the adequacy of the allowance for loan losses. The ratio of the allowance for loan losses to nonperforming loans was 512.1% at year-end 2005 compared to 350.1% at year-end 2004.

Amegy Corporation

On December 3, 2005, the Company completed its merger with Amegy. The results of operations of Amegy for the month of December 2005 have been included in the consolidated financial statements. For the month of December 2005, net income of Amegy was $7.5 million.

Amegy is headquartered in Houston, Texas and is the tenth largest full-service commercial bank with operations in the state. Amegy operates 62 traditional branches and 15 banking centers in grocery stores in the Houston metropolitan area and five traditional branches and one loan production office in the Dallas metropolitan area. The Texas economy is the eighth largest in the world with two-thirds of all economic activity occurring in Amegy’s primary markets in Houston and Dallas. Houston has a diversified economy driven by energy, healthcare, and international business and in 2005 it added 42,500 jobs for a total of 2.5 million jobs. Dallas has a diversified economy driven by the telecommunications, distribution and transportation industries. The Dallas-Fort Worth Metroplex added 36,600 jobs in 2005 for a total of 2.7 million jobs. Job growth projections for 2006 continue to be strong with 48,000 new jobs forecasted for the Houston metropolitan area and 51,000 new jobs forecasted for the Dallas metropolitan area. Amegy plans to focus more on full-service branches than grocery store branches going forward, and expects to add four new full service branches in 2006.

At December 31, 2005, Amegy’s total assets were $9.4 billion, net loans and leases were $5.4 billion, and total deposits were $6.9 billion. Amegy experienced a significant increase in loan demand in the fourth quarter of 2005 with loans growing by 30% on an annualized basis. Amegy also experienced strong deposit growth in the fourth quarter of 2005, with gains in retail banking and through the sale of treasury management products and services to its commercial clients, resulting in annualized growth of 34%.

Asset quality remained strong with nonperforming assets of $17.2 million at December 31, 2005. The level of nonperforming assets to net loans and other real estate owned at December 31, 2005 was 0.32% and Amegy’s allowance for loan losses was $49.4 million.

SCHEDULE 15

AMEGY CORPORATION

(In millions)	2005
YEAR-END BALANCE SHEET DATA
Total assets	$9,350
Net loans and leases	5,389
Allowance for loan losses	49
Goodwill, core deposit and other intangibles	1,404
Noninterest-bearing demand deposits	2,145
Total deposits	6,905
Common equity	1,768

SCHEDULE 16

AMEGY CORPORATION

2005
OTHER INFORMATION
Full-time equivalent employees	1,983

Domestic offices:
Traditional branches	67
Banking centers in grocery stores	15
Foreign office	1

Total offices	83

ATMs	130

National Bank of Arizona

NBA is the fourth largest full-service commercial bank in Arizona and is responsible for the Company’s Arizona operations. As has been in the case over the past several years, Arizona continues to be one of the fastest growing states in the Nation. With more than 6 million residents, Arizona is now the 16th largest state in the union. Arizona’s metropolitan area, comprising the cities of Phoenix and Tucson will surpass the 5 million mark in population within a year. Employment gains in Phoenix alone topped the nation during 2005 with over 83,000 new jobs. Housing has continued to fuel a large portion of the Arizona economy and the metropolitan Phoenix and Tucson areas experienced strong growth in both the number of housing starts and are one of the leaders in the country for price appreciation. NBA is a recognized leader in Arizona for commercial and residential lending. The strength of the Arizona economy, coupled with the consistently sound lending practices followed by NBA, produced another record breaking year in terms of financial performance and growth for the organization. The Arizona economic outlook for 2006 remains positive, with some moderation from the stellar results experienced in 2005.

SCHEDULE 17

NATIONAL BANK OF ARIZONA

(In millions)	2005	2004	2003
CONDENSED INCOME STATEMENT
Net interest income excluding hedge income	$186.2	139.0	119.2
Hedge income recorded directly at subsidiary	1.3	0.6	2.6
Allocated hedge income	0.1	4.0	6.7

Net interest income	187.6	143.6	128.5
Noninterest income	21.5	21.6	21.4

Total revenue	209.1	165.2	149.9
Provision for loan losses	5.2	4.0	0.2
Noninterest expense	97.8	86.1	79.8

Income before income taxes	106.1	75.1	69.9
Income tax expense	42.1	29.7	27.7

Net income	$64.0	45.4	42.2

YEAR-END BALANCE SHEET DATA
Total assets	$4,209	3,592	3,067
Net loans and leases	3,698	3,129	2,381
Allowance for loan losses	38	33	30
Goodwill, core deposit and other intangibles	68	70	72
Noninterest-bearing demand deposits	1,191	930	773
Total deposits	3,599	3,046	2,539
Common equity	299	264	241

NBA’s net income in 2005 rose by 41.0% to $64.0 million following a 7.6% growth in earnings in 2004. Net interest income increased by 30.6% compared to 2004. This sizable increase was a result of continued loan growth, along with an improved net interest margin, which was 5.23% for 2005 compared to 4.83% for 2004. During 2005, the increases in short-term interest rates favorably affected the net margin, as a significant portion of the loan portfolio responds quickly to these rate changes. Depository rates were closely monitored and rose at a slower pace.

Noninterest income for the year maintained the level achieved in 2004. During 2004, NBA’s trust company and certain related assets were sold resulting in the recognition of a one-time gain of approximately $2.8 million.

Noninterest expense increased by 13.6% over 2004 to $97.8 million. Salaries and benefits increases comprised the largest component of the change, a direct result of expanding the residential and commercial activity throughout the state and other long-term compensatory plans. System costs supporting the expanded loan, and depository relationships also contributed significantly to the year over year increases. Despite the increases in noninterest expense, NBA was able to reduce its efficiency ratio by over 5%, to 46.67% compared to 51.94% for 2004.

SCHEDULE 18

NATIONAL BANK OF ARIZONA

	2005	2004	2003
PERFORMANCE RATIOS
Return on average assets	1.65%	1.40%	1.46%
Return on average common equity	22.62%	18.34%	18.23%
Efficiency ratio	46.67%	51.94%	52.93%
Net interest margin	5.23%	4.83%	4.90%

OTHER INFORMATION
Full-time equivalent employees	871	843	831

Domestic offices:
Traditional branches	53	54	54

ATMs	53	53	54

Net loans grew by $569 million, an increase of 18.2%, following an increase in 2004 of 31.4%. Loan growth remained strong in all sectors of NBA’s loan portfolio and was particularly strong in the areas of residential and commercial real estate, reflecting the Arizona economy’s strength. Deposit growth of $553 million remained strong with an 18.2% increase over the 2004 balances.

Nonperforming assets decreased to $9.7 million at December 31, 2005, compared to $17.7 million at year-end 2004. Nonaccrual loans at December 31, 2004 included one large loan totaling approximately $10 million that returned to a performing status in 2005. Net charge-offs were $0.4 million for both 2005 and 2004. The provision for loan losses was $5.2 million for 2005, compared to $4.0 million for 2004.

Nevada State Bank

NSB is headquartered in Las Vegas, Nevada and is the fourth largest full-service commercial bank in the state. Travel and tourism, construction and mining are Nevada’s largest three industries. All sectors of the Silver State economy continue to prosper. Nevada’s growth has outpaced that of the national economy in 2005. Nevada continues to offer good job opportunities, with the heaviest concentration in the construction and service industries, and the economic outlook for the state remains positive for 2006.

SCHEDULE 19

NEVADA STATE BANK

(In millions)	2005	2004	2003
CONDENSED INCOME STATEMENT
Net interest income excluding hedge income	$170.4	140.2	122.6
Hedge income recorded directly at subsidiary	0.9	1.7	0.6
Allocated hedge income	–	1.5	2.6

Net interest income	171.3	143.4	125.8
Noninterest income	31.0	31.6	31.7

Total revenue	202.3	175.0	157.5
Provision for loan losses	(0.4)	3.4	5.6
Noninterest expense	106.2	96.4	86.9

Income before income taxes	96.5	75.2	65.0
Income tax expense	33.4	25.8	22.1

Net income	$63.1	49.4	42.9

YEAR-END BALANCE SHEET DATA
Total assets	$3,681	3,339	2,958
Net loans and leases	2,846	2,549	2,162
Allowance for loan losses	28	29	28
Goodwill, core deposit and other intangibles	22	22	23
Noninterest-bearing demand deposits	1,122	1,032	807
Total deposits	3,171	2,951	2,555
Common equity	244	220	194

NSB’s net income for 2005 increased 27.7% to $63.1 million compared to $49.4 million for 2004 and $42.9 million for 2003. Net interest income grew to $171.3 million, or 19.5% from 2004 which was up 14.0% from 2003. The increase for both years reflects the growth in the loan portfolio, along with improved net interest margins for the last two years.

Noninterest income for 2005 was $31.0 million compared to $31.6 million for 2004. The decline in noninterest income was primarily the result of higher earning credits allowed on business checking accounts, which caused actual service charges on deposits for 2005 to be less than the prior year. Noninterest income for 2004 was essentially the same as 2003.

Noninterest expense increased by 10.2% compared to 2004, which was up 10.9% from 2003. Salaries and benefits were the leading component of the increase in 2005 driven by the opening of new offices, expansion of lending departments and increases in long-term compensation plans. Salaries and new state business taxes were the primary cause of the increase in 2004. NSB’s efficiency ratio was 52.4% for 2005, 54.9% for 2004 and 54.8% for 2003. The bank continues to focus on managing operating costs to improve its efficiency.

SCHEDULE 20

NEVADA STATE BANK

	2005	2004	2003
PERFORMANCE RATIOS
Return on average assets	1.78%	1.55%	1.52%
Return on average common equity	27.35%	23.61%	23.98%
Efficiency ratio	52.37%	54.86%	54.83%
Net interest margin	5.26%	4.94%	4.90%

OTHER INFORMATION
Full-time equivalent employees	811	796	752

Domestic offices:
Traditional branches	34	33	31
Banking centers in grocery stores	35	34	35

Total offices	69	67	66

ATMs	78	77	88

The Southern Nevada economy is strong and the construction industry is benefiting from both residential and commercial building demand. Net loans grew by $297 million or 11.7% in 2005 compared to 2004, which was up 17.9% from 2003. Loan growth was primarily in the construction lending area.

Total deposits grew by $220 million or 7.5% in 2005 compared to 2004. While deposit growth continues to be a challenge as NSB competes with national retail banks, the ratio of noninterest-bearing deposits to total deposits continues to improve; having been reported at 35.4% at December 31, 2005 compared with 35.0% at December 31, 2004 and 31.6% at December 31, 2003.

Credit quality at NSB remained at a very high level during 2005. Net loan and lease charge-offs were $0.5 million for 2005 compared with $2.4 million for 2004. Nonperforming assets were $4.1 million at December 31, or 0.15% of net loans and leases and other real estate owned. NSB’s loan loss provision was $(0.4) million for 2005 compared to $3.4 million for 2004 and $5.6 million for 2003.

Vectra Bank Colorado

Vectra is headquartered in Denver, Colorado and is the sixth largest full-service commercial bank in Colorado as measured by deposits. It has operations primarily in Colorado with an office in Farmington, New Mexico. The financial performance of Vectra in 2005 reflected an improving economic environment; however, the economic performance of Colorado has trailed that of neighboring states. Colorado’s job growth ranked 14th in the nation in 2005, lagging the top growth states of Arizona, Nevada and Utah. While Colorado has added jobs in 2005, employment levels have not recovered to 2002 levels.

In 2005, Vectra continued to reposition its delivery system to better serve corporate and business customers. In 2004 Vectra completed a restructuring which included the repositioning of the bank as a business bank. As part of this restructuring, Vectra sold two regional branch networks in agricultural areas, which resulted in a reduction in loan balances of approximately $130 million and deposit balances of approximately $165 million. Vectra recorded a pretax gain of $.7 million on these transactions in 2004.

SCHEDULE 21

VECTRA BANK COLORADO

(In millions)	2005	2004	2003
CONDENSED INCOME STATEMENT
Net interest income excluding hedge income	$88.1	79.0	84.4
Hedge income recorded directly at subsidiary	0.9	5.8	3.9
Allocated hedge income	0.1	7.3	12.3

Net interest income	89.1	92.1	100.6
Noninterest income	26.6	29.6	38.1

Total revenue	115.7	121.7	138.7
Provision for loan losses	1.6	(0.7)	5.9
Noninterest expense	86.8	92.6	100.5
Impairment loss on goodwill	–	–	75.6

Income (loss) before income taxes	27.3	29.8	(43.3)
Income tax expense	9.7	10.6	16.2

Net income (loss)	$17.6	19.2	(59.5)

YEAR-END BALANCE SHEET DATA
Total assets	$2,324	2,319	2,532
Net loans and leases	1,539	1,465	1,691
Allowance for loan losses	21	20	28
Goodwill, core deposit and other intangibles	156	158	174
Noninterest-bearing demand deposits	541	486	543
Total deposits	1,636	1,577	1,764
Common equity	299	322	375

Net income for Vectra in 2005 was $17.6 million, down from $19.2 in 2004 and up from a net loss of $59.5 million in 2003. Results in 2003 included a $75.6 million goodwill write-off associated with Vectra’s restructuring. Earnings for Vectra include $0.1 million of allocated hedge income compared with $7.3 million in 2004 and $12.3 million in 2003. Earnings also include hedge income recorded directly at Vectra of $0.9 million in 2005, down from $5.8 million in 2004 and $3.9 million in 2003. Given these hedging activities, Vectra’s margin remained relatively stable from 2003 to 2005 despite the rising interest rate environment during that time period. In 2005, Vectra’s margin was 4.57%, up from 4.51% in 2004 and 4.49% in 2003.

Vectra reduced noninterest expense by $5.8 million or 6.3% when compared to 2004. At the same time, Vectra’s efficiency ratio of 74.72% improved slightly compared to an efficiency ratio of 75.80% in 2004.

SCHEDULE 22

VECTRA BANK COLORADO

	2005	2004	2003
PERFORMANCE RATIOS
Return on average assets	0.76%	0.80%	(2.22)%
Return on average common equity	5.68%	5.45%	(13.93)%
Efficiency ratio	74.72%	75.80%	72.08%
Net interest margin	4.57%	4.51%	4.49%

OTHER INFORMATION
Full-time equivalent employees	621	662	825

Domestic offices:
Traditional branches	40	38	48
Banking centers in grocery stores	2	2	4

Total offices	42	40	52

ATMs	56	55	97

Net loans increased to $1,539 million in 2005, a 5.1% increase over the $1,465 million in 2004. Deposits increased to $1,636 million in 2005, or 3.7%, from $1,577 million in 2004. Investments in core business relationship groups are driving growth of the bank.

Credit quality has continued to improve at Vectra. Nonperforming assets declined to $10.9 million in 2005 from $13.4 million in 2004. Net loan and lease charge-offs in 2005 were $0.9 million, down from $4.5 million in 2004 and $9.4 million in 2003. Given loan growth in 2005, the provision for loan losses was $1.6 million in 2005 compared to a reversal of $0.7 million from the allowance for loan losses in 2004.

The Commerce Bank of Washington

TCBW consists of a single office operating in the Seattle, Washington area. Its business strategies focus on serving the financial needs of businesses, professional service firms, executives and professionals. TCBW has continued to perform well in an area of the country that has experienced a slow economic recovery.

SCHEDULE 23

THE COMMERCE BANK OF WASHINGTON

(In millions)	2005	2004	2003
CONDENSED INCOME STATEMENT
Net interest income excluding hedge income	$29.7	23.2	19.2
Hedge income recorded directly at subsidiary	(0.1)	1.6	1.1
Allocated hedge income	–	2.6	4.4

Net interest income	29.6	27.4	24.7
Noninterest income	1.6	2.2	2.0

Total revenue	31.2	29.6	26.7
Provision for loan losses	1.0	2.0	0.8
Noninterest expense	12.6	11.4	11.2

Income before income taxes	17.6	16.2	14.7
Income tax expense	5.5	4.9	5.1

Net income	$12.1	11.3	9.6

YEAR-END BALANCE SHEET DATA
Total assets	$789	726	705
Net loans and leases	402	379	329
Allowance for loan losses	4	4	4
Goodwill, core deposit and other intangibles	1	1	–
Noninterest-bearing demand deposits	130	125	101
Total deposits	442	417	453
Common equity	50	50	52

Net income for TCBW was $12.1 million for 2005, an increase over the $11.3 million earned in 2004 and $9.6 million in 2003. The earnings increase resulted from continued growth in loans and deposits, maintenance of a stable net interest margin and operational efficiencies. Net interest income for 2005 increased 8.0% over 2004 while the net interest margin remained stable at 4.16% compared to 4.18% for 2004.

SCHEDULE 24

THE COMMERCE BANK OF WASHINGTON

	2005	2004	2003
PERFORMANCE RATIOS
Return on average assets	1.57%	1.61%	1.47%
Return on average common equity	24.26%	22.89%	19.70%
Efficiency ratio	39.25%	37.31%	42.00%
Net interest margin	4.16%	4.18%	3.97%

OTHER INFORMATION
Full-time equivalent employees	61	57	57

Domestic office:
Traditional branch	1	1	1

ATMs	–	–	–

TCBW continued to grow in 2005 as total assets increased to $789 million, up from $726 million at December 31, 2004. Net loans increased to $402 million, up from $379 million at year-end 2004 and total deposits increased to $442 million from $417 million at the end of 2004. TCBW anticipates another year of steady growth in 2006 provided the local economy continues its modest recovery.

Other

“Other” includes the Parent and other various nonbanking subsidiaries, including non-bank financial services and financial technology subsidiaries and other smaller nonbank operating units, along with the elimination of transactions between segments. For 2005 the segment also includes The Commerce Bank of Oregon, which was opened during the fourth quarter of 2005 and had a de minimus impact on the Company’s balance sheet and income statement for the year.

The net loss for the Other segment was $21.2 million in 2005 compared to a net loss of $21.8 million in 2004 and net income of $29.2 million for 2003. Noninterest income for 2003 included net equity and fixed income securities gains of $78.0 million and noninterest expense included debt extinguishment costs of $24.2 million.

SCHEDULE 25

OTHER

(Amounts in millions)	2005	2004	2003
CONDENSED INCOME STATEMENT
Net interest income excluding hedge income	$(2.4)	(1.8)	(5.1)
Hedge income recorded directly in segment	1.4	2.1	–
Allocated hedge income	–	–	–

Net interest income	(1.0)	0.3	(5.1)
Noninterest income	4.9	3.2	87.2

Total revenue	3.9	3.5	82.1
Provision for loan losses	(0.3)	–	(1.0)
Noninterest expense	52.6	52.3	72.0

Income (loss) before income taxes and minority interest	(48.4)	(48.8)	11.1
Income tax benefit	(25.7)	(25.6)	(11.4)
Minority interest	(1.5)	(1.4)	(6.7)

Net income (loss)	$(21.2)	(21.8)	29.2

YEAR-END BALANCE SHEET DATA
Total assets	$(1,120)	(572)	(518)
Net loans and leases	72	97	120
Allowance for loan losses	–	–	–
Goodwill, core deposit and other intangibles	1	(2)	(2)
Noninterest-bearing demand deposits	(113)	(9)	(14)
Total deposits	(1,220)	(1,220)	(1,156)
Common equity	(331)	147	(3)

OTHER INFORMATION
Full-time equivalent employees	1,565	1,383	1,314

Domestic office:
Traditional branch	1	–	–

The Company has invested in start-up and early-stage ventures through a variety of entities. Through certain subsidiary banks, the Company has principally made nonmarketable investments in a number of companies using four SBICs. No new SBICs have been started since 2001, and the Company is only selectively supporting existing SBIC investments; there are no plans to start additional SBICs. The Company recognized losses on these venture capital SBIC investments, net of expenses, income taxes and minority interest, of $2.2 million in 2005, compared to losses of $4.5 million and $12.3 million in 2004 and 2003, respectively. These losses are included in noninterest income reported by the Parent and respective subsidiary banks.

The Company also selectively makes investments in financial services and financial technology ventures, either through acquisition or through internal funding initiatives. The Company owns a significant position in IdenTrust, Inc. (“IdenTrust”), a company in which two unrelated venture capital firms also own significant positions and which provides, among other services, online identity authentication services and infrastructure. The Company subscribed to $5.0 million of an equity funding round of approximately $20 million that closed in 2005. IdenTrust continues to post operating losses and the Company recorded charges of $1.8 million, $4.1 million and $6.0 million in 2005, 2004 and 2003, respectively, to reduce its recorded investment in the company. For 2005, $0.6 million of the losses were recorded in Zions Bank and $1.2 million in the Other segment. Of the 2004 charges, $3.1 million was recorded in Zions Bank and $1.0 million in the Other segment. All of the 2003 charges were recorded in the Zions Bank segment.

The Company continues to selectively invest in new, innovative products and ventures. Most notably the Company has funded the development of NetDeposit, Inc., a family of innovative check imaging and clearing products and services. See the Executive Summary section for a description of NetDeposit and related services. For 2005 net losses of NetDeposit included in the Other segment were $7.4 million compared to losses of $5.7 million for 2004 and $4.2 million for 2003.

BALANCE SHEET ANALYSIS

Interest-Earning Assets

Interest-earning assets are those with interest rates or yields associated with them. Nonearning assets are those that do not directly generate any revenues for the Company. One of our goals is to maintain a high level of interest-earning assets, while keeping nonearning assets at a minimum.

Interest-earning assets consist of money market investments, securities and loans. Schedule 5, which we referred to in our discussion of net interest income, includes the average balances of the Company’s interest-earning assets, the amount of revenue generated by them, and their respective yields. As shown in the schedule, average interest-earning assets in 2005 increased 8.8% to $30.2 billion from $27.7 billion in 2004. Average interest-earning assets comprised 89.7% of total average assets in 2005 compared with 89.6% in 2004. Average interest-earning assets in 2005 were 92.0% of average tangible assets compared with 91.7% in 2004.

Average money market investments, which consists of interest bearing deposits, Federal Funds sold and security resell agreements, decreased 32.5% in 2005 compared to 2004 as average loan growth exceeded deposit growth for the year and short-term borrowed funds were decreased.

Investment Securities Portfolio

We invest in securities both to generate revenues for the Company and to manage liquidity. Schedule 26 presents a profile of the Company’s investment portfolios at December 31, 2005, 2004 and 2003. The amortized cost amounts represent the Company’s original cost for the investments, adjusted for accumulated amortization or accretion of any yield adjustments related to the security. The estimated market values are the amounts that we believe the securities could be sold for as of the dates indicated.

SCHEDULE 26

INVESTMENT SECURITIES PORTFOLIO

	December 31,
	2005		2004		2003
(In millions)	Amortized cost	Estimated market value	Amortized cost	Estimated market value	Amortized cost	Estimated market value
HELD TO MATURITY:
Municipal securities	$650	642	642	642	–	–

AVAILABLE FOR SALE:
U.S. Treasury securities	42	43	36	36	42	43
U.S. government agencies and corporations:
Small Business Administration loan-backed securities	786	782	712	711	738	741
Other agency securities	688	683	275	277	241	242
Municipal securities	266	267	95	96	715	718
Mortgage/asset-backed and other debt securities	3,311	3,308	2,743	2,760	2,351	2,368

	5,093	5,083	3,861	3,880	4,087	4,112

Other securities:
Mutual funds	217	216	301	301	318	318
Stock	7	7	6	8	8	8

	224	223	307	309	326	326

	5,317	5,306	4,168	4,189	4,413	4,438

Total	$5,967	5,948	4,810	4,831	4,413	4,438

The amortized cost of investment securities at year-end 2005 increased $1.2 billion over 2004. The increase was mainly the result of the Amegy acquisition. Amegy reduced its securities portfolio during the fourth quarter of 2005, as reflected in Schedule 27.

SCHEDULE 27

AMEGY INVESTMENT SECURITIES PORTFOLIO

	December 31, 2005		September 30, 2005(1)
(In millions)	Amortized cost	Estimated market value	Amortized cost	Estimated market value
Held to maturity	$–	–	47	47
Available for sale	1,169	1,170	1,876	1,846

Total securities	$1,169	1,170	1,923	1,893

(1)	As previously reported in the September 30, 2005 Form 10-Q as filed by Amegy Bancorporation, Inc.

The purpose of the portfolio shrinkage/restructuring at Amegy was to reduce the balance sheet and related capital use through the reduction of assets and liabilities that would produce marginal returns and have interest rate risk characteristics not consistent with the Company’s strategies in the post merger environment. Both the investment portfolio and most wholesale funding sources were reduced. Portfolio sales were targeted to reduce exposure in Agency MBS and Agency notes and make an overall reduction in portfolio duration. Amegy added $300 million of receive fixed interest rate swap obligations to mitigate the resulting increase in asset sensitivity, consistent with other affiliate financial profiles.

During the first half of 2004, the Company transferred $636 million of securities from available for sale to held to maturity, reflecting its intention not to sell or otherwise dispose of the investments prior to their maturity.

Schedule 28 also presents information regarding the investment securities portfolio. This schedule presents the maturities of the different types of investments that the Company owned as of December 31, 2005, and the corresponding average interest rates that the investments will yield if they are held to maturity. It should be noted that most of the Small Business Administration loan-backed securities and mortgage/asset-backed securities are variable rate and their repricing periods are significantly less than their contractual maturities. Also see “Liquidity Risk” on page 72 and also Notes 1, 4, and 7 of the Notes to Consolidated Financial Statements for additional information about the Company’s investment securities and their management.

SCHEDULE 28

MATURITIES AND AVERAGE YIELDS ON SECURITIES

AT DECEMBER 31, 2005

	Total securities		Within one year		After one but within five years		After five but within ten years		After ten years
(Amounts in millions)	Amount	Yield*	Amount	Yield*	Amount	Yield*	Amount	Yield*	Amount	Yield*
HELD TO MATURITY:
Municipal securities	$650	6.8%	$61	6.6%	$189	6.7%	$204	6.8%	$196	7.0%

AVAILABLE FOR SALE:
U.S. Treasury securities	42	4.1	16	4.2	25	3.9	1	8.4	–
U.S. government agencies and corporations:
Small Business Administration loan-backed securities	786	5.0	175	5.0	395	5.0	162	5.0	54	5.0
Other agency securities	688	4.8	143	4.1	332	4.8	1	5.6	212	5.1
Municipal securities	266	6.0	3	7.9	13	7.0	43	5.9	207	5.9
Mortgage/asset-backed and other debt securities	3,311	5.7	294	4.9	619	4.9	261	5.3	2,137	6.0

	5,093	5.4	631	4.8	1,384	4.9	468	5.2	2,610	5.9

Other securities:
Mutual funds	217	3.1	125	3.9	–		–		92	2.0
Stock	7	0.6	–		–		–		7	0.6

	224	3.0	125	3.9	–		–		99	1.9

	5,317	5.3	756	4.6	1,384	4.9	468	5.2	2,709	5.8

Total	$5,967	5.5%	$817	4.8%	$1,573	5.1%	$672	5.7%	$2,905	5.9%

*	Taxable-equivalent rates used where applicable.

The investment securities portfolio at December 31, 2005 includes $1.0 billion of nonrated, fixed-income securities. Nonrated municipal securities held in the portfolio were created by Zions Bank’s Public Finance Department. This Department includes operations in Utah, Idaho, Boston and Dallas, and also the operations of Kelling, Northcross and Nobriga in California, NSB Public Finance in Nevada and the public finance department of NBA in Arizona.

SCHEDULE 29

NONRATED SECURITIES

	December 31,
(Book value in millions)	2005	2004
Municipal securities	$625	630
Asset-backed subordinated tranches, created from Zions’ loans	207	169
Asset-backed subordinated tranches, not created from Zions’ loans	120	152
Other nonrated debt securities	83	83

	$1,035	1,034

In addition to the nonrated municipal securities, the portfolio includes nonrated, asset-backed subordinated tranches. The asset-backed subordinated tranches created from the Company’s loans are mainly the subordinated retained interests of small business loan securitizations (the senior tranches of these securitizations are sold to Lockhart, a QSPE described further in “Off-Balance-Sheet Arrangements” on page 62). At December 31, 2005, these comprised $207 million of the $221 million set forth in Schedule 32. The tranches not created from the Company’s loans are tranches of bank and insurance company Trust Preferred Collateral Debt Obligations. Investment securities also includes other nonrated debt securities, the majority of which were created by Zions Bank. Although the credit quality of these nonrated securities generally is high, it would be difficult to market them in a short period of time since they are not rated and there is no active trading market for them.

Loan Portfolio

As of December 31, 2005, net loans and leases accounted for 70.4% of total assets and 74.0% of tangible assets. Schedule 30 presents the Company’s loans outstanding by type of loan as of the five most recent year-ends. The schedule also includes a maturity profile for the loans that were outstanding as of December 31, 2005. However, while this schedule reflects the contractual maturity and repricing characteristics of these loans, in many cases the Company has hedged the repricing characteristics of its variable-rate loans as more fully described in “Interest Rate Risk” on page 69.

SCHEDULE 30

LOAN PORTFOLIO BY TYPE AND MATURITY

	December 31, 2005				December 31,
(In millions)	One year or less	One year through five years	Over five years	Total
					2004	2003	2002	2001
Loans held for sale	$9	91	156	256	197	177	289	298
Commercial lending:
Commercial and industrial	3,073	2,983	1,136	7,192	4,643	4,111	4,124	3,921
Leasing	27	238	108	373	370	377	384	421
Owner occupied	458	775	3,592	4,825	3,790	3,319	3,018	2,344

Total commercial lending	3,558	3,996	4,836	12,390	8,803	7,807	7,526	6,686
Commercial real estate:
Construction	3,756	1,924	412	6,092	3,536	2,867	2,947	2,874
Term	686	1,464	2,490	4,640	3,998	3,402	3,175	3,027

Total commercial real estate	4,442	3,388	2,902	10,732	7,534	6,269	6,122	5,901
Consumer:
Home equity credit line	60	193	873	1,126	1,104	838	651	401
1-4 family residential	250	880	3,678	4,808	4,234	3,874	3,209	3,173
Bankcard and other revolving plans	88	94	25	207	225	198	205	126
Other	149	320	68	537	532	749	1,000	707

Total consumer	547	1,487	4,644	6,678	6,095	5,659	5,065	4,407
Foreign loans	1	4	–	5	5	15	5	14
Other receivables	110	54	27	191	98	90	126	107

Total loans	$8,667	9,020	12,565	30,252	22,732	20,017	19,133	17,413

Loans maturing in more than one year:
With fixed interest rates		$3,055	3,108	6,163
With variable interest rates		5,965	9,457	15,422

Total		$9,020	12,565	21,585

Schedule 31 reflects Amegy loans outstanding by loan type at December 31, 2005. These loans are included in Schedule 30.

SCHEDULE 31

AMEGY LOAN PORTFOLIO

(In millions)	December 31, 2005
Loans held for sale	$91
Commercial lending:
Commercial and industrial	2,201
Leasing	–
Owner occupied	375

Total commercial lending	2,576
Commercial real estate:
Construction	1,456
Term	435

Total commercial real estate	1,891
Consumer:
Home equity credit line	28
1-4 family residential	658
Bankcard and other revolving plans	15
Other	103

Total consumer	804
Foreign loans	1
Other receivables	41

Total loans	$5,404

Loan growth was strong in most of the banking subsidiaries during 2005 as previously discussed in “Business Segment Results” beginning on page 45. Partially offsetting this loan growth was $1.2 billion in securitized loan sales, including a $707 million securitization of small business loans by Zions Bank in the third quarter of 2005, see Schedule 32. During 2004, the Company securitized and sold $996 million in loans. We expect that loan growth will continue in 2006 in all of our subsidiary banks. However, the rate of growth that we experienced in 2005 may not be sustainable throughout 2006.

Sold Loans Being Serviced

The Company performs loan servicing operations on both loans that it holds in its portfolios as well as loans that are owned by third party investor-owned trusts. Servicing loans includes:

•	collecting loan and, in certain instances, insurance and property tax payments from the borrowers;
•	monitoring adequate insurance coverage;
•	maintaining documentation files in accordance with legal, regulatory and contractual guidelines; and
•	remitting payments to third party investor trusts and, where required, for insurance and property taxes.

The Company receives a fee for performing loan servicing for third parties. Failure by the Company to service the loans in accordance with the contractual requirements of the servicing agreements may lead to the termination of the servicing contract and the loss of future servicing fees.

SCHEDULE 32

SOLD LOANS BEING SERVICED

	2005		2004		2003
(In millions)	Sales	Outstanding at year-end	Sales	Outstanding at year-end	Sales	Outstanding at year-end
Home equity credit lines	$408	456	296	447	327	446
Small business loans	707	2,341	605	2,001	587	1,699
SBA 7(a) loans	16	179	53	230	69	227
Farmer Mac	69	407	42	388	81	410

Total	$1,200	3,383	996	3,066	1,064	2,782

	Residual interests on balance sheet at December 31, 2005			Residual interests on balance sheet at December 31, 2004
(In millions)	Subordinated retained interests	Capitalized residual cash flows	Total	Subordinated retained interests	Capitalized residual cash flows	Total
Home equity credit lines	$13	7	20	11	8	19
Small business loans	221	101	322	182	93	275
SBA 7(a) loans	–	4	4	–	6	6
Farmer Mac	–	6	6	–	8	8

Total	$234	118	352	193	115	308

The Company has a practice of securitizing and selling a portion of the loans that it originates. In many instances, we provide the servicing on these loans as a condition of the sale. Schedule 32 summarizes the sold loans (other than conforming long-term first mortgage real estate loans) that the Company was servicing as of the dates indicated and the related loan sales activity. As of December 31, 2005, conforming long-term first mortgage real estate loans being serviced for others was $1,274 million compared with $404 million at the same date in 2004. The increase is mainly attributable to Amegy which serviced $763 million of these loans at the end of 2005. Small business, consumer and other sold loans being serviced totaled $3.4 billion at the end of

2005 compared to $3.1 billion at the end of 2004. See Notes 1 and 6 of the Notes to Consolidated Financial Statements for additional information on asset securitizations.

Although it performs the servicing, the Company exerts no control nor does it have any equity interest in any of the trusts that own the securitized loans. However, as of December 31, 2005, the Company had recorded assets in the amount of $352 million in connection with sold loans being serviced of $3.4 billion. As is a common practice with securitized transactions, the Company had retained subordinated interests in the securitized assets amounting to $234 million at December 31, 2005, representing junior positions to the other investors in the trust securities. The capitalized residual cash flows, which is sometimes referred to as “excess servicing,” of $118 million primarily represent the present value of the excess cash flows that have been projected over the lives of the sold loans. These excess cash flows are subject to prepayment risk, which is the risk that a loan will be paid prior to its contractual maturity. When this occurs, any remaining excess cash flows that are associated with the loan must be reduced. See Note 6 of the Notes to Consolidated Financial Statements for more information on assets securitizations.

Other Earning Assets

As of December 31, 2005, the Company had $939 million of other noninterest-bearing investments compared with $665 million in 2004. The increase in other noninterest-bearing investments is mainly a result of the Amegy acquisition. At December 31, 2005, Amegy had $222 million of other noninterest-bearing investments, including $183 million of bank-owned life insurance and $24 million of Federal Home Loan Bank and Federal Reserve stock.

SCHEDULE 33

OTHER NONINTEREST-BEARING INVESTMENTS

	December 31,
(In millions)	2005	2004
Bank-owned life insurance	$605	385
Federal Home Loan Bank and Federal Reserve stock	153	124
SBIC investments	75	70
Other public companies	39	40
Other nonpublic companies	47	30
Trust preferred securities	20	16

	$939	665

The investments in publicly traded companies are accounted for using the equity method of accounting and are set forth in Schedule 34.

SCHEDULE 34

INVESTMENTS IN OTHER PUBLIC COMPANIES

		December 31, 2005
(In millions)	Symbol	Carrying value	Market value	Unrealized gain (loss)
COMPANY
Federal Agricultural Mortgage Corporation (Farmer Mac)	AGM/A	$6	7	1
Federal Agricultural Mortgage Corporation (Farmer Mac)	AGM	21	33	12
Quotesmith.com, Inc.	QUOT	12	7	(5)

Total publicly traded equity investments		$39	47	8

Deposits and Borrowed Funds

Deposits, both interest bearing and noninterest-bearing, are a primary source of funding for the Company. Schedule 5 summarizes the average deposit balances for the past five years, along with their respective interest costs and average interest rates. Average noninterest-bearing deposits increased 18.3% in 2005 over 2004, while interest bearing deposits increased 10.2% during the same time period.

See “Liquidity Risk” on page 72 for information on funding and borrowed funds. Also, see Notes 11, 12 and 13 of the Notes to Consolidated Financial Statements for additional information on borrowed funds.

Off-Balance-Sheet Arrangements

Zions Bank provides a Liquidity Facility for a fee to a QSPE securities conduit, Lockhart, which purchases U.S. Government and AAA-rated securities, which are funded through the issuance of its commercial paper. At December 31, 2005 approximately 39% of the AAA-rated securities held by Lockhart were created by the Company’s securitization of small business loans, as previously discussed. Zions Bank also receives a fee in exchange for providing hedge support and administrative and investment advisory services. Under the terms of the Liquidity Facility, if certain conditions arise, Zions Bank is required to purchase securities from Lockhart to provide funds and enable it to repay maturing commercial paper. Lockhart is an important source of funding for the Company’s loans and is not consolidated in the Company’s financial statements. See “Liquidity Management Actions” on page 74 and Note 6 of the Notes to Consolidated Financial Statements for additional information on Lockhart.

RISK ELEMENTS

Since risk is inherent in substantially all of the Company’s operations, management of risk is integral to its operations and is also a key determinant of its overall performance. We apply various strategies to reduce the risks to which the Company’s operations are exposed, namely credit, interest rate and market, liquidity and operational risks.

Credit Risk Management

Credit risk is the possibility of loss from the failure of a borrower or contractual counterparty to fully perform under the terms of a credit-related contract. Credit risk arises primarily from the Company’s lending activities, as well as from other on- and off-balance-sheet credit instruments.

Effective management of credit risk is essential in maintaining a safe, sound and profitable financial institution. We have structured the organization to separate the lending function from the credit administration function, which has added strength to the control over, and independent evaluation of, credit activities. Formal loan policies and procedures provide the Company with a framework for consistent underwriting and a basis for sound credit decisions. In addition, the Company has a well-defined set of standards for evaluating its loan portfolio, and management utilizes a comprehensive loan grading system to determine the risk potential in the portfolio. Further, an independent internal credit examination department periodically conducts examinations of the Company’s lending departments. These examinations are designed to review the quality, documentation, administration and compliance with lending policies and reports thereon are submitted to a committee of the Board of Directors. Both the credit policy and the credit examination functions are managed centrally. Each bank is able to modify corporate credit policy to be more conservative; however, corporate approval must be obtained if a bank wishes to create a more liberal exception to policy. Only a limited number of such exceptions have been approved. This entire process has been designed to place an emphasis on early detection of potential problem credits so that action plans can be developed and implemented on a timely basis to mitigate any potential losses.

With regard to credit risk associated with counterparties in off-balance-sheet credit instruments, Zions Bank has International Swap Dealer Association (“ISDA”) agreements in place under which derivative transactions are entered into with major derivative dealers. Each ISDA agreement details the collateral arrangement between Zions Bank and its counterparty. In every case, the amount of the collateral required to secure the exposed party in the derivative transaction is determined by the mark-to-market exposure on the derivative and the credit rating of the party with the obligation. The credit rating used in these situations is provided by either Moody’s or Standard and Poor’s. This means that counterparty with a “AAA” rating would be obligated to provide less collateral to secure a major credit exposure to Zions Bank than one with an “A” rating. All derivative gains and losses between Zions Bank and a single counterparty are netted to determine the net credit exposure and therefore the collateral required.

Another aspect of the Company’s credit risk management strategy is to pursue the diversification of the loan portfolio. As displayed in Schedule 35, at year-end 2005 no single loan type exceeded 23.8% of the Company’s total loan portfolio.

SCHEDULE 35

LOAN PORTFOLIO DIVERSIFICATION

	December 31, 2005		December 31, 2004
(Amounts in millions)	Amount	% of total loans	Amount	% of total loans

Commercial lending:
Commercial and industrial	$7,192	23.8%	$4,643	20.4%
Leasing	373	1.2	370	1.6
Owner occupied	4,825	16.0	3,790	16.7
Commercial real estate:
Construction	6,092	20.1	3,536	15.6
Term	4,640	15.3	3,998	17.6
Consumer:
Home equity credit line	1,126	3.7	1,104	4.9
1-4 family residential	4,808	15.9	4,234	18.6
Bankcard and other revolving plans	207	0.7	225	1.0
Other	537	1.8	532	2.3
Other receivables	452	1.5	300	1.3

Total loans	$30,252	100.0%	$22,732	100.0%

In addition, as reflected in Schedule 36, as of December 31, 2005, the commercial real estate loan portfolio totaling $10.7 billion is also well diversified by property type and collateral location.

SCHEDULE 36

COMMERCIAL REAL ESTATE PORTFOLIO BY PROPERTY TYPE AND COLLATERAL LOCATION

(REPRESENTS PERCENTAGES BASED UPON OUTSTANDING COMMERCIAL REAL ESTATE LOANS)

AT DECEMBER 31, 2005

	Collateral Location									Product as a % of total CRE	Product as a % of loan type
Loan Type	Arizona	Northern California	Southern California	Nevada	Colorado	Texas (Amegy)(1)	Utah / Idaho	Washington	Other
Commercial term:
Industrial	0.71%	0.49	1.98	0.03	0.52	0.61	0.19	0.27	0.18	4.98	11.14
Office	1.52	0.37	2.80	1.98	1.01	0.70	1.66	0.07	0.97	11.08	24.84
Retail	0.99	0.69	1.86	1.42	0.27	1.50	0.28	0.12	0.09	7.22	16.20
Hotel/motel	1.10	0.32	0.66	0.45	0.27	0.30	0.97	0.09	0.78	4.94	11.06
Acquisition and development	0.18	0.06	0.21	0.61	0.10	–	0.30	0.24	–	1.70	3.81
Medical	0.48	0.17	0.33	0.50	0.01	0.10	0.13	0.01	0.02	1.75	3.93
Recreation/restaurant	0.36	0.08	0.39	0.16	0.07	0.12	0.08	–	0.23	1.49	3.33
Multifamily	0.33	0.23	1.60	0.32	0.27	0.94	0.56	0.08	0.21	4.54	10.20
Other	0.77	0.21	2.77	0.89	0.31	0.63	0.56	0.09	0.68	6.91	15.49
Total commercial term	6.44	2.62	12.60	6.36	2.83	4.90	4.73	0.97	3.16	44.61	100.00

Residential construction:
Single family housing	4.48	1.00	4.27	0.81	0.96	3.04	2.52	0.01	1.27	18.36	63.30
Acquisition and development	3.24	0.87	2.77	1.32	0.57	0.14	0.96	0.05	0.71	10.63	36.70
Total residential construction	7.72	1.87	7.04	2.13	1.53	3.18	3.48	0.06	1.98	28.99	100.00

Commercial construction:
Industrial	0.29	–	0.08	1.24	0.25	0.34	0.06	0.28	0.01	2.55	9.66
Office	0.38	0.14	0.53	0.62	0.06	1.35	0.06	0.02	0.07	3.23	12.25
Retail	1.65	0.06	0.56	0.89	0.11	2.01	0.31	0.05	0.49	6.13	23.22
Hotel/motel	0.32	–	0.01	0.06	0.03	0.20	0.23	–	0.09	0.94	3.55
Acquisition and development	0.88	0.02	0.67	1.17	0.24	3.37	0.11	0.07	0.17	6.70	25.36
Medical	0.25	–	0.01	0.24	0.02	0.07	0.04	–	–	0.63	2.39
Recreation/restaurant	0.03	–	–	0.01	–	–	–	–	–	0.04	0.13
Other	0.27	–	–	0.08	0.02	0.15	0.07	0.09	0.05	0.73	2.80
Apartments	0.11	0.88	1.11	0.44	0.61	1.88	0.11	0.16	0.15	5.45	20.64
Total commercial construction	4.18	1.10	2.97	4.75	1.34	9.37	0.99	0.67	1.03	26.40	100.00
Total construction	11.90	2.97	10.01	6.88	2.87	12.55	4.47	0.73	3.01	55.39	100.00
Total commercial real estate	18.34%	5.59	22.61	13.24	5.70	17.45	9.20	1.70	6.17	100.00

(1)	Includes all Amegy loans. Information to determine the collateral location for Amegy loans was not available.

Note: Schedule includes total commercial real estate loans of $10,732 million (included in Schedule 35) less approximately $418 million of unsecured loans outstanding, but related to the real estate industry.

Loan-to-value (“LTV”) ratios are another key determinant of credit risk in commercial real estate lending. The Company estimates that the weighted average LTV ratio on the total portfolio detailed in Schedule 36, excluding Amegy, was approximately 59.1% estimated as of June 30, 2005. This estimate is based on the most current appraisals, generally obtained as of the date of origination or renewal of the loans.

The Company’s concentration in owner-occupied commercial loans is substantially reduced by the emphasis we place on lending programs sponsored by the Small Business Administration. On these types of loans, the Small Business Administration bears a major portion of the credit risk.

In addition, the Company attempts to avoid the risk of an undue concentration of credits in a particular industry, trade group or property type. The Company also has no significant exposure to highly-leveraged transactions. In addition, the majority of the Company’s business activity is with customers located within the states of Utah, California, Texas, Arizona, Nevada, Colorado, Idaho and Washington. Finally, the Company has no significant exposure to any individual customer or counterparty. See Note 5 of the Notes to Consolidated Financial Statements for further information on concentrations of credit risk.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, restructured loans and other real estate owned. Loans are generally placed on nonaccrual status when the loan is 90 days or more past due as to principal or interest, unless the loan is both well secured and in the process of collection. Consumer loans, however, are not normally placed on a nonaccrual status, inasmuch as they are generally charged off when they become 120 days past due. Loans also occasionally may be restructured to provide a reduction or deferral of interest or principal payments. This generally occurs when the financial condition of a borrower deteriorates to a point where the borrower needs to be given temporary or permanent relief from the original contractual terms of the loan. Other real estate owned is acquired primarily through or in lieu of foreclosure on loans secured by real estate.

The Company’s nonperforming assets as a percentage of net loans and leases and other real estate owned continued to improve during 2005. The percentage was 0.30% at December 31, 2005 compared with 0.37% on December 31, 2004. Total nonperforming assets were $89 million at year-end 2005 (including $17 million of Amegy nonperforming assets), compared to $84 million at December 31, 2004 and $98 million at December 31, 2003. Internal loan classification measures also have continued to reflect strong credit quality during 2005.

SCHEDULE 37

NONPERFORMING ASSETS

	December 31,
(Amounts in millions)	2005	2004	2003	2002	2001
Nonaccrual loans:
Commercial lending:
Commercial and industrial	$21	24	36	29	40
Leasing	–	1	2	11	6
Owner occupied	16	22	15	14	18
Commercial real estate:
Construction	17	1	7	7	12
Term	3	4	3	4	20
Consumer:
Real estate	9	13	11	11	9
Other	2	4	3	4	2
Other	1	3	1	2	2
Restructured loans:
Commercial real estate:
Construction	–	–	1	1	1
Term	–	–	–	1	–
Other real estate owned:
Commercial:
Improved	8	9	12	23	4
Unimproved	3	-	4	3	2
1-4 family residential	9	3	3	6	4

Total	$89	84	98	116	120

% of net loans* and leases and other real estate owned	0.30%	0.37%	0.49%	0.61%	0.69%
Accruing loans past due 90 days or more:
Commercial lending	$7	6	10	13	22
Commercial real estate	4	2	3	10	13
Consumer	6	8	11	12	11
Other receivables	–	–	–	2	–

Total	$17	16	24	37	46

% of net loans* and leases	0.06%	0.07%	0.12%	0.20%	0.27%

*	Includes loans held for sale.

Included in nonaccrual loans are loans that we have determined to be impaired. Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement, including scheduled interest payments. The amount of the impairment is measured based on either the present value of expected cash flows, the observable market value of the loan, or the fair value of the collateral securing the loan.

The Company’s total recorded investment in impaired loans was $31 million at December 31, 2005 and $41 million at December 31, 2004. Estimated losses on impaired loans are added to the allowance for loan losses through the provision for loan losses. At December 31, 2005, the allowance included $3 million for impaired loans with a $14 million recorded investment. At December 31, 2004, the allowance for loan losses included $9 million for impaired loans with a recorded investment of $27 million. See Note 5 of the Notes to Consolidated Financial Statements for additional information on impaired loans.

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

In addition to the segment evaluations, all loans graded substandard or doubtful with an outstanding balance of $500,000 or more are individually evaluated based on facts and circumstances of the loan to determine if a specific allowance amount may be necessary. Specific allowances also may be established for loans whose outstanding balances are below the $500,000 threshold when it is determined that the risk associated with the loan differs significantly from the risk factor amounts established for its loan segment.

Until the second quarter of 2004, the allowance for consumer loans was also determined using historical loss experience factors by loan segment, adjusted for changes in trends and conditions, similar to that used for the commercial portfolio. However, during the second quarter of 2004, a new methodology for evaluating the allowance, as it relates to homogeneous consumer loan products, was implemented. Specifically, using historical experience we developed rates at which loans migrate from one delinquency level to the next higher level. Using average roll rates for the most recent twelve-month period and comparing projected losses to actual loss experience, the model estimates expected losses in dollars for the forecasted period. By refreshing the model with updated data, it is able to project losses for a new twelve-month period each month, segmenting the portfolio into nine product groupings with similar risk profiles. This new methodology is an accepted industry practice, and the Company believes it has a sufficient volume of information to produce reliable projections. At the time of its adoption, this change in the methodology did not have a significant impact on the level of the indicated reserve for the consumer portfolio.

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

As previously discussed, because the Amegy merger closed near year-end, the methodology used by Amegy to estimate its allowance for loan losses at December 31, 2005, was not conformed to the process used by the other affiliate banks. However, the process used by Amegy is not significantly different than the process used by our other affiliate banks.

Schedule 38 summarizes the Company’s loan loss experience by major portfolio segment.

SCHEDULE 38

SUMMARY OF LOAN LOSS EXPERIENCE

(Amounts in millions)	2005	2004	2003	2002	2001
Loans* and leases outstanding on December 31, (net of unearned income)	$30,127	22,627	19,920	19,040	17,311

Average loans* and leases outstanding (net of unearned income)	$24,009	21,046	19,325	18,114	16,015

Allowance for loan losses:
Balance at beginning of year	$271	269	280	260	196
Allowance of companies acquired	49	–	–	1	30
Allowance associated with repurchased revolving securitized loans	–	–	–	10	–
Allowance of loans sold with branches	–	(2)	–	–	–
Provision charged against earnings	43	44	70	72	73
Loans and leases charged-off:
Commercial lending	(20)	(35)	(56)	(54)	(37)
Commercial real estate	(3)	(1)	(3)	(10)	(4)
Consumer	(19)	(23)	(27)	(20)	(14)
Other receivables	(1)	(1)	–	–	–

Total	(43)	(60)	(86)	(84)	(55)

Recoveries:
Commercial lending	12	15	12	14	11
Commercial real estate	1	–	–	3	1
Consumer	5	5	5	4	4

Total	18	20	17	21	16

Net loan and lease charge-offs	(25)	(40)	(69)	(63)	(39)

	338	271	281	280	260
Reclassification of allowance for unfunded lending commitments	–	–	(12)	–	–

Balance at end of year	$338	271	269	280	260

Ratio of net charge-offs to average loans and leases	0.10%	0.19%	0.36%	0.35%	0.24%
Ratio of allowance for loan losses to net loans and leases outstanding on December 31,	1.12%	1.20%	1.35%	1.47%	1.50%
Ratio of allowance for loan losses to nonperforming loans on December 31,	489.74%	374.42%	338.31%	332.37%	236.65%
Ratio of allowance for loan losses to nonaccrual loans and accruing loans past due 90 days or more on December 31,	394.08%	307.61%	262.21%	234.14%	168.23%

*	Includes loans held for sale.

Schedule 39 provides a breakdown of the allowance for loan losses, the allocation among the portfolio segments and the amount that has not been specifically allocated. No significant changes took place in the past four years in the allocation of the allowance for loan losses, reflecting the mix of the loan portfolio and the levels of nonperforming assets.

SCHEDULE 39

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

AT DECEMBER 31,

	2005		2004		2003		2002		2001
(Amounts in millions)	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	% of total loans	Allocation of Allowance
Type of Loan
Loans held for sale	0.8%	$2	0.9%	$3	0.9%	$2	1.5%	$2	1.7%	$2
Commercial lending	41.0	162	38.7	134	39.1	130	39.3	132	38.5	123
Commercial real estate	35.5	129	33.2	95	31.3	90	32.0	91	33.9	89
Consumer	22.1	43	26.8	38	28.3	45	26.5	42	25.3	35
Other receivables	0.6	2	0.4	1	0.4	2	0.7	2	0.6	2

Total loans	100.0%		100.0%		100.0%		100.0%		100.0%

Off-balance-sheet unused commitments and standby letters of credit (1)		–		–		–		10		8

Total allocated		338		271		269		279		259
Unallocated		–		–		–		1		1

Total allowance for loan losses		$338		$271		$269		$280		$260

(1)	In 2003 the potential credit losses related to undrawn commitments to extend credit were reclassified and included in other liabilities.

As reflected in Schedule 39, the allowance for loan losses at December 31, 2005 increased by $67 million from year-end 2004. The increase includes a $49 million allowance of Amegy at year-end 2005. Schedule 40 shows the changes in the allocated allowance categorized by loan type excluding Amegy.

SCHEDULE 40

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES WITHOUT AMEGY

	2005 without Amegy		2004		Increase (decrease)
(Amounts in millions)	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	Allocation of allowance
Type of Loan
Loans held for sale	0.7%	$2	0.9%	$3	$(1)
Commercial lending	39.5	136	38.7	134	2
Commercial real estate	35.6	116	33.2	95	21
Consumer	23.6	33	26.8	38	(5)
Other receivables	0.6	2	0.4	1	1

Total loans	100.0%		100.0%

Total allowance for loan losses		$289		$271	$18

Excluding Amegy, the allowance attributable to the commercial loan portfolio increased $23 million during 2005 compared to an increase of $9 million during 2004. The Company experienced substantial improvements in the level of its criticized and classified loans during 2004 which resulted in the amounts of the allowance indicated for criticized and classified loans decreasing by approximately $19 million. For 2005 the amount of the allowance indicated for criticized and classified commercial loans increased $0.2 million. The level of the allowance for noncriticized and classified commercial loans increased $23 million for 2005 compared to an increase of $28 million for 2004. The increase in level of the allowance for indicated for noncriticized and classified loans for both 2005 and 2004 was mainly a result of $2.3 billion of new commercial and commercial real estate loan growth during 2005, excluding Amegy loans, and $2.3 billion of growth during 2004.

The allowance for consumer loans at year-end 2005, excluding Amegy, decreased by $5 million when compared to the allowance at the end of 2004. This decrease in the consumer allowance was mainly due to a decrease in outstanding consumer loans. Excluding Amegy loans, the Company’s consumer loans decreased by $221 million during 2005.

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

Schedule 41 sets forth the allowance for unfunded lending commitments.

SCHEDULE 41

ALLOWANCE FOR UNFUNDED LENDING COMMITMENTS

	December 31,
(In thousands)	2005	2004
Balance at beginning of year	$12,682	12,215
Allowance of company acquired	2,013	–
Provision charged against earnings	3,425	467

Balance at end of year	$18,120	12,682

Schedule 42 sets forth the combined allowances for credit losses.

SCHEDULE 42

COMBINED ALLOWANCES FOR CREDIT LOSSES

	December 31,
(In millions)	2005	2004	2003
Allowance for loan losses	$338	271	269
Allowance for unfunded lending commitments	18	13	12

Total allowances for credit losses	$356	284	281

Interest Rate and Market Risk Management

Interest rate risk is the potential for loss resulting from adverse changes in the level of interest rates on the Company’s net interest income. Market risk is the potential for loss arising from adverse changes in the prices of fixed income securities, equity securities, other earning assets and derivative financial instruments as a result of changes in interest rates or other factors. As a financial institution that engages in transactions involving an array of financial products, the Company is exposed to both interest rate risk and market risk.

The Company’s Board of Directors is responsible for approving the overall policies relating to the management of the financial risk of the Company. The Boards of Directors of the Company’s subsidiary banks are also required to review and approve these policies. In addition, the Board must understand the key strategies set by management for managing risk, establish and periodically revise policy limits and review reported limit exceptions. The Board has established the Asset/Liability Committee (“ALCO”) to which it has delegated the functional management of financial risk for the Company. ALCO’s primary responsibilities include:

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

Interest Rate Risk

Interest rate risk is one of the most significant risks to which the Company is regularly exposed. In general, our goal in managing interest rate risk is to have net interest income increase in a rising interest rate environment, which tends to mitigate any declines in the market value of equity due to higher discount rates. We refer to this goal as being slightly “asset sensitive.” This approach is based on our belief that in a rising interest rate environment, the market cost of equity, or implied rate at which future earnings are discounted, would also tend to rise. We monitor this risk through the use of two complementary measurement methods: duration of equity and income simulation. In the duration of equity method, we measure the changes in the market values of equity in response to changes in interest rates. In the income simulation method, we analyze the changes in income in response to changes in interest rates.

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

Both of these measurement methods require that we assess a number of variables and make various assumptions in managing the Company’s exposure to changes in interest rates. The assessments address loan and security prepayments, early deposit withdrawals, and other embedded options and noncontrollable events. As a result of uncertainty about the maturity and repricing characteristics of both deposits and loans, the Company estimates ranges of duration and income simulation under a variety of assumptions and scenarios. The Company’s interest rate risk position changes as the interest rate environment changes and is managed actively to try to maintain a consistent slightly asset sensitive position. However, positions at the end of any period may not be reflective of the Company’s position in any subsequent period.

At year-end 2005, the Company’s duration of equity was estimated to be within a range of negative 0.2 years and positive 2.3 years. We should note that duration of equity is highly sensitive to the assumptions used for deposits that do not have specific maturities, such as checking, savings and money market accounts and also to prepayment assumptions used for loans with prepayment options. Given the uncertainty of these durations, we view the duration of equity as falling within a range of possibilities. If interest rates were to sustain an immediate parallel increase of 200 basis points, the duration of equity would be estimated to fall within the range of 1.2 years and 3.8 years.

For income simulation, Company policy requires that interest sensitive income from a static balance sheet be expected to decline by no more than 10% during one year if rates were to immediately rise or fall in parallel by 200 basis points. At year-end 2005, interest sensitive income was expected to decline up to 1.1% and increase up to 2.4% if interest rates were to sustain an immediate parallel increase of 200 basis points and decline between 0.7% and 4.5% if rates were to sustain an immediate parallel decrease of 200 basis points. At year-end 2004, interest sensitive income was expected to increase between 0.4% and 1.9% if rates were to increase in parallel 200 basis points and decline between 3.9% and 4.4% if rates were to decrease in parallel 200 basis points. These estimates include management’s assumptions regarding loan and deposit pricing, security and loan prepayments, and changing relationships to market rates.

We attempt to control the effects that changes in interest rates will have on net interest income through the management of maturities and repricing of the Company’s assets and liabilities and also with the use of interest rate swaps. The prime lending rate and the London Interbank Offer Rate (“LIBOR”) curves are the primary indices used for pricing the Company’s loans, and the 91-day Treasury bill rate is the index used for pricing many of the Company’s liabilities. The Company does not hedge the prime/LIBOR/Treasury Bill spread risk through the use of derivative instruments.

Our focus on business banking also plays a significant role in determining the nature of the Company’s asset-liability management posture. At the end of 2005, approximately 75% of the Company’s commercial loan and commercial real estate portfolios were floating rate and tied to either Prime or LIBOR. In addition, certain of our consumer loans also have floating interest rates. This means that these loans reprice quickly in response to changes in interest rates — more quickly on average than does their funding base. This posture results in a naturally “asset-sensitive” position.

It is our belief that the Company’s core banking business leads naturally to a position that is too highly asset sensitive. The Company attempts to mitigate this tendency toward asset sensitivity primarily through the use of interest rate swaps. We have contracted to convert most of the Company’s fixed-rate debt into floating-rate debt (see fair value hedges in Schedule 43). More importantly, we engage in an ongoing program of swapping prime-based loans and other variable-rate assets for “receive fixed” contracts. At year-end 2005, the Company had a notional amount of approximately $3.0 billion of such cash flow hedge contracts. During 2006, approximately $40 million of these swaps will mature, and are expected to be replaced with new swaps. The Company expects to continue to add new “receive fixed” swap contracts as its prime-based loan portfolio grows. These swaps also expose the Company to counterparty risk, which is a type of credit risk. The Company’s approach to managing this risk is discussed in “Credit Risk Management” on page 62.

Schedule 43 presents a profile of the current interest rate swap portfolio. For additional information regarding derivative instruments, including fair values at December 31, 2005, refer to Notes 1 and 7 of the Notes to Consolidated Financial Statements.

SCHEDULE 43

INTEREST RATE SWAPS – YEAR-END BALANCES AND AVERAGE RATES

(Amounts in millions)	2006	2007	2008	2009	2010	Thereafter
Cash flow hedges (1):
Notional amount	$2,996	2,910	2,110	910
Weighted average rate received	6.58%	6.64	6.63	7.24
Weighted average rate paid	7.85	7.72	7.71	7.80

Fair Value hedges (1):
Notional amount	$1,300	1,300	1,300	1,300	1,300	1,300
Weighted average rate received	5.72%	5.72	5.72	5.72	5.72	5.72
Weighted average rate paid	4.99	4.91	4.95	5.02	5.04	5.05

Nonhedges:
Receive fixed rate/pay variable rate:
Notional amount	$221	127
Weighted average rate received	4.17%	4.44
Weighted average rate paid	5.00	4.87

Receive variable rate/pay fixed rate:
Notional amount	$95	70	20
Weighted average rate received	4.79%	4.69	4.89
Weighted average rate paid	3.73	3.93	4.68

Net notional	$4,422	4,267	3,390	2,210	1,300	1,300

(1)	Receive fixed rate/pay variable rate

Note: Balances are based upon the portfolio at December 31, 2005. Excludes interest rate swap products that we provide as a service to our customers and prime/LIBOR basis swaps for cash flow hedges.

Market Risk – Fixed Income

The Company engages in trading and market making of U.S. Treasury, U.S. Government Agency, municipal and corporate securities. This trading and market making exposes the Company to a risk of loss arising from adverse changes in the prices of these fixed income securities held by the Company.

During the last quarter of 2005, the Company closed its London trading office and substantially reduced the size of its trading assets in response to continued narrow margins in its odd-lot electronic bond trading business. At December 31, 2005 trading account assets had been reduced to $102 million and securities sold, not yet purchased were $65 million.

At year-end 2005, the Company made a market in 695 fixed income securities through Zions Bank and its wholly- owned subsidiary, Zions Direct, Inc. During 2005, eighty-four percent of all trades were executed electronically. The Company is an odd-lot securities dealer, which means that most U.S. Treasury and Government Agency trades are for less than $5 million and most corporate security trades are for less than $250,000.

The Company monitors risk in fixed income trading and market making through Value-at-Risk (“VAR”). VAR is the worst-case loss expected within a specified confidence level, based on statistical models using historical data. Value-at-Risk information is not disclosed due to the limited risk in fixed income trading and market making after the recent reductions in the scale of the Company’s trading operations.

Market Risk – Equity Investments

Through its equity investment activities, the Company owns equity securities that are publicly traded and subject to fluctuations in their market prices or values. In addition, the Company owns equity securities in companies that are not publicly traded, that are accounted for under either fair value, equity, or full consolidation methods of accounting, depending upon the Company’s ownership position and degree of involvement in influencing the investees’ affairs. In either event, the value of the Company’s investment is subject to fluctuation. Since these market prices or values may fall below the Company’s investment costs, the Company is exposed to the possibility of loss.

The Company generally conducts minority investing in pre-public venture capital companies in which it does not have strategic involvement, through four funds collectively referred to as Wasatch Venture Funds (“Wasatch”). Wasatch screens investment opportunities and makes investment decisions based on its assessment of business prospects and potential returns. After an investment is made, Wasatch actively monitors the performance of the companies in which it has invested, and often has representation on the board of directors of the company. In the last three years, these investments have resulted in consistent losses to the Company. Net of expenses, income tax effects and minority interest, losses were $2.2 million in 2005, $4.5 million in 2004 and $12.3 million in 2003. As a result of these losses and a change in our strategy toward venture capital investing, the Company has decided to substantially reduce the level of this type of investing in the future. In addition, we do not believe that this type of investing constitutes a “core” strength of the Company. The Company’s remaining equity exposure to investments held by Wasatch, net of related minority interest and Small Business Administration debt, at December 31, 2005 was approximately $40.9 million, compared to approximately $39.4 million at December 31, 2004.

In addition to the program described above, Amegy has in place an alternative investments program. The Amegy investments are primarily directed towards equity buyout and mezzanine funds. The key strategy of the Amegy program is to derive ancillary commercial banking business from the portfolio companies. Early stage venture capital funds are not part of the strategy since the underlying companies are typically not credit worthy. The carrying value of the investments at December 31, 2005 was $23.7 million.

The Company also, from time to time, either starts and funds businesses of a strategic nature, or makes significant investments in companies of strategic interest. These investments may result in either minority or majority ownership positions, and usually give Zions Bancorporation or its subsidiaries board representation. These strategic investments are in companies that are financial services or financial technologies providers. Examples of these investments include ICAP plc. and Lending Tree, which were both sold at substantial gains in 2003. Other examples include Contango, NetDeposit, Quotesmith, IdenTrust, P5, and Roth Capital, which are ongoing.

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

Maintaining liquidity is the responsibility of ALCO, which implements a Board-adopted corporate Liquidity and Funding Policy that is adhered to by the Parent and the subsidiary banks. This policy includes guidelines by which liquidity and funding are managed. These guidelines address maintaining liquidity needs, diversifying funding positions, monitoring liquidity at consolidated as well as subsidiary levels, and anticipating future funding needs. The policy also includes liquidity ratio guidelines that are used to monitor the liquidity positions of the Parent and bank subsidiaries.

Managing liquidity and funding is performed centrally by Zions Bank’s Capital Markets/Investment Division under the direction of the Company’s Chief Investment Officer. The Chief Investment Officer is responsible for making any recommended changes to existing funding plans, as well as to the policy guidelines. These recommendations must be submitted for approval to ALCO and potentially to the Company’s Board of Directors. The subsidiary banks only have authority to price deposits, borrow from their FHLB and sell/purchase Federal Funds to/from Zions Bank. The banks may also make liquidity and funding recommendations to the Chief Investment Officer, but are not involved in any other funding decision processes.

Contractual Obligations

Schedule 44 summarizes the Company’s contractual obligations at December 31, 2005.

SCHEDULE 44

CONTRACTUAL OBLIGATIONS

(In millions)	One year or less	Over one year through three years	Over three years through five years	Over five years	Indeterminable maturity (1)	Total
Deposits	$4,458	810	164	2	27,208	32,642
Commitments to extend credit	6,306	3,700	1,469	2,208		13,683
Standby letters of credit:
Performance	172	39	30			241
Financial	638	256	113	8		1,015
Commercial letters of credit	118	18				136
Commitments to make venture investments (2)	32					32
Commitments to securitization structure (3)	5,300					5,300
Federal funds purchased and security repurchase agreements	2,283					2,283
Other short-term borrowings	251					251
Long-term borrowings (4)	153	7	107	2,437		2,704
Operating leases, net of subleases	35	73	58	184		350

	$19,746	4,903	1,941	4,839	27,208	58,637

(1)	Indeterminable maturity includes noninterest-bearing demand, savings and money market, and nontime foreign deposits.
(2)	Commitments to make venture investments do not have defined maturity dates. They have therefore been considered due on demand, maturing in one year or less.
(3)	See Note 6 of the Notes to Consolidated Financial Statements for details of the commitments to the securitization structure.
(4)	The maturities on long-term borrowings do not include the associated hedges.

As of December 31, 2005, there were no minimum required pension plan contributions and no discretionary or noncash contributions are currently planned. As a result, no amounts have been included in the schedule above for future pension plan contributions.

In addition to the commitments specifically noted in the previous schedule, the Company enters into a number of contractual commitments in the ordinary course of business. These include software licensing and maintenance, telecommunications services, facilities maintenance and equipment servicing, supplies purchasing, and other goods and services used in the operation of our business. Generally, these contracts are renewable or cancelable at least annually, although in some cases to secure favorable pricing concessions, the Company has committed to contracts that may extend to several years.

The Company also enters into derivative contracts under which we are required either to receive cash or pay cash, depending on changes in interest rates. These contracts are carried at fair value on the Consolidated Balance Sheet with the fair value representing the net present value of the expected future cash receipts and payments based on market rates of interest as of the balance sheet date. The fair value of the contracts changes daily as interest rates change. For further information on derivative contracts, see Note 7 of the Notes to Consolidated Financial Statements.

Pension Obligations

As of December 31, 2005, the market value of the Zions Bancorporation Pension Plan assets was $124.3 million and the fair value of the accumulated benefit obligation as of that date was $156.9 million, as measured with an annual discount rate of 5.60%. This means that the pension plan is underfunded in the amount of $32.6 million. This underfunding is recorded as a liability on the Company’s balance sheet. Since no new employees can be added to the plan and future benefit accruals were eliminated for most participants effective January 1, 2003, this unfunded condition should decrease over time as the market value of plan assets is expected to appreciate faster than the fair value of the accumulated benefit obligation. As a result, the Company does not anticipate a need to make any cash contributions to the plan in the near future. However, certain proposed changes to federal laws and regulations governing defined benefit plans could, if enacted, change the Company’s need to make future cash contributions.

Liquidity Management Actions

The Parent’s cash requirements consist primarily of debt service, investment in and advances to subsidiaries, operating expenses, income taxes, dividends to shareholders and share repurchases. The Parent’s cash needs are routinely met through dividends from its subsidiaries, investment income, subsidiaries’ proportionate share of current income taxes, management and other fees, bank lines, equity contributed through the exercise of stock options and debt issuances. The subsidiaries’ primary source of funding is their core deposits. Operational cash flows, while constituting a funding source for the Company, are not large enough to provide funding in the amounts that fulfill the needs of the Parent and the bank subsidiaries. For 2005 operations contributed $754 million toward these needs. As a result, the Company utilizes other sources at its disposal to manage its liquidity needs.

During 2005, the Parent received $262.0 million in dividends from various subsidiaries. At December 31, 2005, the subsidiaries could pay $339.5 million of dividends to the Parent under regulatory guidelines. The amount of dividends the banking subsidiaries can pay the Parent are restricted by earnings and risk-based capital requirements. The dividend capacity is dependent on the continued profitability of the subsidiary banks and no significant changes in the current regulatory environment. While we have no current expectation that these two conditions will change, should a change take place to either in the future, this source of funding to the Parent may become more limited or even unavailable. See Note 20 of the Notes to Consolidated Financial Statements for details of dividend capacities and limitations.

For the year 2005, issuances of long-term debt exceeded repayments, resulting in net cash inflows of $592 million. Specific long-term debt-related activities for 2005 are as follows:

•	In November 2005, the Company issued $600 million of fixed rated subordinated debt to finance the Amegy acquisition. The notes bear interest at 5.50% and mature on November 16, 2015, although upon issuance this entire amount was swapped to variable rate through swap contracts. This debt was issued under a shelf registration statement filed with the Securities and Exchange Commission in December 2004. The registration statement allowed for the issuance of up to $1.1 billion of securities of Zions Bancorporation, Zions Capital Trust C and Zions Capital Trust D.
•	As part of the Amegy acquisition the Company assumed $149.5 million of junior subordinated deferrable interest debentures payable to financing trust affiliates and $75 million of senior subordinated debentures issued by Amegy.

See Note 13 of the Notes to Consolidated Financial Statements for a complete summary of the Company’s long-term borrowings.

On a consolidated basis, repayments of short-term borrowings exceeded fundings (excluding short-term FHLB borrowings) and resulted in a $936.1 million use of cash in 2005. The Parent has a program to issue short-term commercial paper and at December 31, 2005, outstanding commercial paper was $167.2 million. In addition, the Parent has a $40 million secured revolving credit facility with a subsidiary bank. No amount was outstanding on this facility at December 31, 2005.

Access to funding markets for the Parent and subsidiary banks is directly tied to the credit ratings they receive from various rating agencies. The ratings not only influence the costs associated with the borrowings but can also influence the sources of the borrowings. The Parent had the following ratings as of December 31, 2005:

SCHEDULE 45

CREDIT RATINGS

Rating agency	Outlook	Long-term issuer/ senior debt rating	Subordinated debt rating	Short-term/ commercial paper rating
S&P	Stable	BBB+	BBB	A-2
Moody’s	Stable	A3	Baa1	Not Rated
Fitch	Stable	A-	BBB+	F1
Dominion	Stable	A (low)	BBB (high)	R-1 (low)

Any downgrade in these ratings could negatively impact the Parent’s ability to borrow, including higher costs of funds and access to fewer funding sources.

The subsidiaries’ primary source of funding is their core deposits, consisting of demand, savings and money market deposits, time deposits under $100,000 and foreign deposits. At December 31, 2005, these core deposits, in aggregate, constituted 92.3% of consolidated deposits, compared with 94.4% of consolidated deposits at December 31, 2004. For 2005, deposit increases resulted in net cash inflows of $3.0 billion.

The FHLB system is also a significant source of liquidity for each of the Company’s subsidiary banks. Zions Bank and TCBW are members of the FHLB of Seattle. CB&T, NSB, and NBA are members of the FHLB of San Francisco. Vectra is a member of the FHLB of Topeka and Amegy is a member of the FHLB of Dallas. The FHLB allows member banks to borrow against their eligible loans to satisfy liquidity requirements. For 2005, the activity in short-term FHLB borrowings resulted in a net cash inflow of $2.9 million. Amounts of unused lines of credit available for additional FHLB advances totaled $4.2 billion at December 31, 2005. Borrowings from the FHLB may increase in the future, depending on availability of funding from other sources such as deposits. However, the subsidiary banks must maintain their FHLB memberships to continue accessing this source of funding.

As explained earlier, the Company uses asset securitizations to sell loans, which also provides an alternative source of funding for the subsidiaries and enhances flexibility in meeting funding needs. During 2005, loan sales (other than proceeds from loans held for sale included in cash flows from operating activities) provided $1.2 billion in cash inflows and we expect that securitizations will continue to be a tool that we will use for liquidity management purposes.

At December 31, 2005, the Company managed approximately $3.4 billion of securitized assets that were originated by its subsidiary banks. Of these, approximately $2.1 billion were credit-enhanced by third party insurance and held in Lockhart, which is a QSPE securities conduit and an important source of funding for the Company’s loans. Zions Bank provides a Liquidity Facility for a fee to Lockhart, which purchases floating-rate U.S. Government and AAA-rated securities with funds from the issuance of commercial paper. Zions Bank also provides interest rate hedging support and administrative and investment advisory services for a fee. Pursuant to the Liquidity Facility, Zions Bank is required to purchase securities from Lockhart to provide funds for it to repay maturing commercial paper upon Lockhart’s inability to access the commercial paper market, or upon a commercial paper market disruption, as specified in the governing documents of Lockhart. In addition, pursuant to the governing documents, including the Liquidity Facility, if any security in Lockhart is downgraded below AA-, Zions Bank must either 1) place its letter of credit on the security, 2) obtain a credit enhancement on the security from a third party, or 3) purchase the security from Lockhart at book value. At any given time, the maximum commitment of Zions Bank is the book value of Lockhart’s securities portfolio, which is not allowed to exceed the size of the Liquidity Facility commitment.

Lockhart is limited in size by program agreements, agreements with rating agencies and by the size of the Liquidity Facility. At December 31, 2005, the size of Zions Bank’s commitment under the Liquidity Facility was $6.12 billion and the book value of Lockhart’s securities portfolio was $5.3 billion, which approximated market value. No amounts were outstanding under this Liquidity Facility at December 31, 2005 or December 31, 2004.

In June 2005 under the Liquidity Facility contract, Zions Bank repurchased for the first time a bond security from Lockhart at its book value of $12.4 million because of a rating downgrade. Zions Bank recognized an impairment loss of $1.6 million, which is included in fixed income securities gains (losses) for 2005. At December 31, 2005, this security was still rated as investment grade and Zions Bank expects to recover its investment plus contractual interest.

The FASB is deliberating a number of projects that propose to amend SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, including Exposure Drafts relating to QSPEs and isolation of transferred assets, servicing rights, and other matters. These proposed amendments, among other things, may require changes to the operating activities of QSPEs and other aspects relating to the transfer of financial assets. Subject to the requirements of any final standards when they are issued, Lockhart’s operations may need to be modified to preserve its off-balance sheet status as a QSPE. Further discussion of

Lockhart can be found in the section entitled “Off-Balance-Sheet Arrangements” on page 62 and in Note 6 of the Notes to Consolidated Financial Statements.

While not considered a primary source of funding, the Company’s investment activities can also provide or use cash, depending on the asset-liability management posture that is being observed. For 2005, investment securities activities resulted in net cash inflows of $149 million.

Maturing balances in the various loan portfolios also provide additional flexibility in managing cash flows. In most cases, however, loan growth has resulted in net cash outflows from a funding standpoint. For 2005, loan growth resulted in a net cash outflow of $3.6 billion. With the loan growth that has been experienced over the past two years, we expect that loans will continue to be a use of funding rather than a source.

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

To manage and minimize its operating risk, the Company has in place transactional documentation requirements, systems and procedures to monitor transactions and positions, regulatory compliance reviews, and periodic reviews by internal audit and credit examination. In addition, reconciliation procedures have been established to ensure that data processing systems consistently and accurately capture critical data. Further, we maintain contingency plans and systems for operations support in the event of natural or other disasters. We expect to continue efforts to improve the Company’s oversight of operational risk in 2006.

CAPITAL MANAGEMENT

The Board of Directors is responsible for approving the policies associated with capital management. The Board has established the Capital Management Committee (“CMC”) whose primary responsibility is to recommend and administer the approved capital policies that govern the capital management of the Company. Other major CMC responsibilities include:

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

The Company has a fundamental financial objective to consistently produce superior risk-adjusted returns on its shareholders’ capital. We believe that a strong capital position is vital to continued profitability and to promoting depositor and investor confidence. Specifically, it is the policy of Zions Bancorporation and each of the subsidiary banks to:

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

During 2005, the Company repurchased and retired 1,159,522 shares of its common stock at a total cost of $80.7 million and an average per share price of $69.64 under its share repurchase program. The Company also repurchased $1.5 million of shares related to the Company’s restricted stock employee incentive program. In 2004, common stock repurchases totaled 1,734,055 shares at a total cost of $104.9 million and in 2003 repurchases were 2,083,101 shares at a cost of $106.8 million. In July 2005 the Company announced that it has suspended the repurchase of its common stock in conjunction with its acquisition of Amegy. The Company anticipates that the common stock buyback program will remain suspended until it achieves a tangible common equity ratio of at least 6.25%.

During its January 2006 meeting, the Board of Directors declared a dividend of $0.36 per share payable on February 22, 2006 to shareholders of record on February 8, 2006. The Company paid dividends in 2005 of $1.44 per share compared with $1.26 and $1.02 per share in 2004 and 2003, respectively.

The Company paid $130.3 million in common stock dividends in 2005, and used $82.2 million to repurchase shares of the Company’s common stock. In total, we returned to shareholders $212.5 million out of total net income of $480.1 million, or 44.3%.

Total shareholders’ equity at December 31, 2005 increased to $4.2 billion, an increase of 51.9% over the $2.8 billion at December 31, 2004, mainly due to the Amegy acquisition. Tangible common equity was $2.2 billion at the end of 2005 and $2.1 billion at the end of 2004. The Company’s capital ratios were as follows at December 31, 2005 and 2004:

SCHEDULE 46

CAPITAL RATIOS

	December 31,		Percentage required to be well capitalized
	2005	2004
Tangible common equity ratio	5.28%	6.80%	NA
Average common equity to average assets	9.01	8.60	NA
Risk-based capital ratios:
Tier 1 leverage	8.16	8.31	5.00%
Tier 1 risk-based capital	7.52	9.35	6.00
Total risk-based capital	12.23	14.05	10.00

The decreases in the tangible common equity ratio and the risk-based capital ratios for 2005 were primarily the result of the acquisition of Amegy and the related financing. A $75.1 million increase in the Company’s accumulated other comprehensive loss during 2005 also decreased the tangible common equity ratio. This included a $40.8 million increase in accumulated other comprehensive losses on derivatives and a $29.0 million increase in losses related to available for sale securities and retained interests on securitizations.

The U.S. federal bank regulatory agencies’ risk-capital guidelines are based upon the 1988 capital accord (“Basel I”) of the Basel Committee on Banking Supervision (the “BIS”). The BIS is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines that each country’s supervisors can use to determine the supervisory policies they apply. In January 2001, the BIS released a proposal to replace the 1988 accord with a new capital framework (“Basel II”) that would set capital requirements for operational risk and materially change the existing capital requirements for credit risk and market risk exposures. Operational risk is defined by the proposal to mean the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. The 1988 accord does not include separate capital requirements for operational risk.

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

Also, in October 2005, the U.S. banking regulators issued an interagency Advance Notice of Proposed Rulemaking for modifications to the Basel I framework for those banks not adopting Basel II. The regulatory agencies are currently evaluating the numerous comments received on this proposal, which is commonly referred to as Basel 1a.

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

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in the Company’s internal control over financial reporting that have been identified by the Company’s management. As discussed in Item 9A. Controls and Procedures of the Company’s Form 10-K, management’s assessment of internal control over financial reporting did not include the internal controls of Amegy Corporation (acquired on December 3, 2005), which is included in the 2005 consolidated financial statements of Zions Bancorporation and constituted 21.9 percent of total assets as of December 31, 2005 and 1.9 and 1.6 percent of net interest income and net income, respectively, for the year then ended.

Ernst & Young LLP, an independent registered public accounting firm, has audited the consolidated financial statements of the Company for the year ended December 31, 2005, and has also issued an attestation report, which is included herein, on internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (“PCAOB”).

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Audit Committee of the Board of Directors and Shareholders of Zions Bancorporation

We have audited management’s assessment, included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting, that Zions Bancorporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Zions Bancorporation and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Amegy Corporation (acquired on December 3, 2005), which is included in the 2005 consolidated financial statements of Zions Bancorporation and constituted 21.9 percent of total assets as of December 31, 2005 and 1.9 and 1.6 percent of net interest income and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Zions Bancorporation also did not include an evaluation of the internal control over financial reporting of Amegy Corporation.

In our opinion, management’s assessment that Zions Bancorporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Zions Bancorporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Zions Bancorporation as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005 and our report dated March 10, 2006 expressed an unqualified opinion thereon.

Salt Lake City, Utah

March 10, 2006

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

Audit Committee of the Board of Directors and Shareholders of Zions Bancorporation

We have audited the accompanying consolidated balance sheets of Zions Bancorporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zions Bancorporation and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Zions Bancorporation and subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2006 expressed an unqualified opinion thereon.

Salt Lake City, Utah

March 10, 2006

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

(In thousands, except share amounts)	2005	2004
ASSETS
Cash and due from banks	$1,706,590	850,998
Money market investments:
Interest-bearing deposits	22,179	1,251
Federal funds sold	414,281	130,086
Security resell agreements	230,282	461,750
Investment securities:
Held to maturity, at cost (approximate market value $642,258 and $641,783)	649,791	641,659
Available for sale, at market	5,305,859	4,189,486
Trading account, at market (includes $43,444 and $163,248 transferred as collateral under repurchase agreements)	101,562	290,070

	6,057,212	5,121,215
Loans:
Loans held for sale	256,236	196,736
Loans and leases	29,996,022	22,535,344

	30,252,258	22,732,080
Less:
Unearned income and fees, net of related costs	125,322	104,959
Allowance for loan losses	338,399	271,117

Loans and leases, net of allowance	29,788,537	22,356,004
Other noninterest-bearing investments	938,515	665,198
Premises and equipment, net	564,745	409,210
Goodwill	1,887,588	642,645
Core deposit and other intangibles	199,166	55,440
Other real estate owned	19,966	11,877
Other assets	950,578	764,160

	$42,779,639	31,469,834

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand	$9,953,833	6,821,528
Interest-bearing:
Savings and money market	16,055,754	13,349,347
Time under $100,000	1,938,789	1,387,784
Time $100,000 and over	2,514,596	1,294,109
Foreign	2,179,436	439,493

	32,642,408	23,292,261
Securities sold, not yet purchased	64,654	309,893
Federal funds purchased	1,255,662	1,841,092
Security repurchase agreements	1,027,658	683,984
Other liabilities	592,599	429,129
Commercial paper	167,188	165,447
Federal Home Loan Bank advances and other borrowings:
One year or less	18,801	15,949
Over one year	234,488	228,152
Long-term debt	2,511,366	1,690,589

Total liabilities	38,514,824	28,656,496

Minority interest	27,551	23,359
Shareholders’ equity:
Capital stock:
Preferred stock, without par value; authorized 3,000,000 shares; issued and outstanding, none	–	–
Common stock, without par value; authorized 350,000,000 shares; issued and outstanding 105,147,562 and 89,829,947 shares	2,156,732	972,065
Retained earnings	2,179,885	1,830,064
Accumulated other comprehensive loss	(83,043)	(7,932)
Deferred compensation	(16,310)	(4,218)

Total shareholders’ equity	4,237,264	2,789,979

	$42,779,639	31,469,834

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands, except per share amounts)	2005	2004	2003
Interest income:
Interest and fees on loans	$1,595,916	1,229,721	1,168,160
Interest on loans held for sale	9,814	5,038	8,280
Lease financing	16,079	16,839	18,893
Interest on money market investments	31,682	16,355	13,011
Interest on securities:
Held to maturity – taxable	7,331	5,467	–
Held to maturity – nontaxable	24,005	18,742	–
Available for sale – taxable	201,628	160,621	126,592
Available for sale – nontaxable	3,931	9,062	29,205
Trading account	19,870	29,615	24,640

Total interest income	1,910,256	1,491,460	1,388,781

Interest expense:
Interest on savings and money market deposits	220,604	121,189	111,616
Interest on time and foreign deposits	119,720	61,177	71,875
Interest on short-term borrowings	92,149	62,311	50,854
Interest on long-term borrowings	116,433	85,965	69,549

Total interest expense	548,906	330,642	303,894

Net interest income	1,361,350	1,160,818	1,084,887
Provision for loan losses	43,023	44,067	69,940

Net interest income after provision for loan losses	1,318,327	1,116,751	1,014,947

Noninterest income:
Service charges and fees on deposit accounts	128,796	131,683	129,846
Loan sales and servicing income	77,822	79,081	89,334
Other service charges, commissions and fees	117,081	104,606	95,273
Trust and investment management income	16,037	16,977	21,057
Income from securities conduit	34,966	35,185	29,421
Dividends and other investment income	30,040	31,812	28,508
Market making, trading and nonhedge derivative income	15,714	17,565	29,358
Equity securities gains (losses), net	(1,312)	(9,765)	63,807
Fixed income securities gains (losses), net	845	2,510	(17)
Other	18,854	21,887	14,115

Total noninterest income	438,843	431,541	500,702

Noninterest expense:
Salaries and employee benefits	573,902	531,303	491,563
Occupancy, net	77,393	73,716	70,986
Furniture and equipment	68,190	65,781	65,462
Legal and professional services	34,804	32,390	26,039
Postage and supplies	26,839	25,679	25,805
Advertising	21,364	19,747	18,212
Debt extinguishment cost	–	–	24,210
Impairment losses on long-lived assets	3,133	712	2,652
Restructuring charges	2,443	1,068	1,872
Merger related expense	3,310	–	–
Amortization of core deposit and other intangibles	16,905	14,129	14,190
Provision for unfunded lending commitments	3,425	467	–
Other	182,973	158,307	154,641

Total noninterest expense	1,014,681	923,299	895,632

Impairment loss on goodwill	602	602	75,628

Income before income taxes and minority interest	741,887	624,391	544,389
Income taxes	263,418	220,126	213,751
Minority interest	(1,652)	(1,722)	(7,185)

Net income	$480,121	405,987	337,823

Weighted average shares outstanding during the year:
Basic shares	91,187	89,663	90,048
Diluted shares	92,994	90,882	90,734

Net income per common share:
Basic	$5.27	4.53	3.75
Diluted	5.16	4.47	3.72

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND

    COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Common stock		Retained earnings	Accumulated other comprehensive income (loss)	Deferred compensation	Total shareholders’ equity
(In thousands, except share amounts)	Shares	Amount
Balance, December 31, 2002	90,717,692	$1,034,888	1,292,741	46,214	–	2,373,843
Comprehensive income:
Net income			337,823			337,823
Other comprehensive loss, net of tax:
Net realized and unrealized holding losses on investments and retained interests				(5,207)
Reclassification for net realized gains on investments recorded in operations				(14,929)
Net unrealized losses on derivative instruments				(14,704)
Minimum pension liability				7,667

Other comprehensive loss				(27,173)		(27,173)

Total comprehensive income						310,650
Stock redeemed and retired	(2,083,101)	(106,844)				(106,844)
Net stock options exercised	1,206,047	57,860				57,860
Cash dividends – common, $1.02 per share			(91,887)			(91,887)
Change in deferred compensation					(3,599)	(3,599)

Balance, December 31, 2003	89,840,638	985,904	1,538,677	19,041	(3,599)	2,540,023
Comprehensive income:
Net income			405,987			405,987
Other comprehensive loss, net of tax:
Net realized and unrealized holding losses on investments and retained interests				(3,622)
Foreign currency translation				803
Reclassification for net realized gains on investments recorded in operations				(1,422)
Net unrealized losses on derivative instruments				(20,209)
Minimum pension liability				(2,523)

Other comprehensive loss				(26,973)		(26,973)

Total comprehensive income						379,014
Stock redeemed and retired	(1,734,055)	(104,881)				(104,881)
Net stock options exercised	1,723,364	91,042				91,042
Cash dividends – common, $1.26 per share			(114,600)			(114,600)
Change in deferred compensation					(619)	(619)

Balance, December 31, 2004	89,829,947	972,065	1,830,064	(7,932)	(4,218)	2,789,979
Comprehensive income:
Net income			480,121			480,121
Other comprehensive loss, net of tax:
Net realized and unrealized holding losses on investments and retained interests				(28,380)
Foreign currency translation				(1,507)
Reclassification for net realized gains on investments recorded in operations				(659)
Net unrealized losses on derivative instruments				(40,771)
Minimum pension liability				(3,794)

Other comprehensive loss				(75,111)		(75,111)

Total comprehensive income						405,010
Stock redeemed and retired	(1,178,880)	(82,211)				(82,211)
Restricted stock issued and net stock options exercised	2,001,876	113,290				113,290
Common and restricted stock issued and stock options assumed in acquisition	14,494,619	1,153,588			(3,906)	1,149,682
Cash dividends – common, $1.44 per share			(130,300)			(130,300)
Change in deferred compensation					(8,186)	(8,186)

Balance, December 31, 2005	105,147,562	$2,156,732	2,179,885	(83,043)	(16,310)	4,237,264

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands)	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$480,121	405,987	337,823
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment losses on goodwill, other intangibles and long-lived assets	3,735	1,314	78,280
Debt extinguishment cost	–	–	24,210
Provision for loan losses	43,023	44,067	69,940
Depreciation of premises and equipment	61,163	59,479	59,799
Amortization	39,504	35,298	34,737
Deferred income tax benefit	(32,362)	(21,914)	(13,529)
Loss allocated to minority interest	(1,652)	(1,722)	(7,185)
Equity securities losses (gains), net	1,312	9,765	(63,807)
Fixed income securities losses (gains), net	(845)	(2,510)	17
Net decrease (increase) in trading securities	188,508	245,471	(48,614)
Principal payments on and proceeds from sales of loans held for sale	987,324	735,392	621,251
Additions to loans held for sale	(911,287)	(707,320)	(490,537)
Net gains on sales of loans, leases and other assets	(50,191)	(53,317)	(66,993)
Net increase in cash surrender value of bank owned life insurance	(18,921)	(18,478)	(18,978)
Undistributed earnings of affiliates	(7,611)	(8,286)	(7,007)
Change in accrued income taxes	15,611	(4,292)	(45,892)
Change in accrued interest receivable	(22,922)	(12,890)	(10,819)
Change in other assets	(98,903)	147,075	86,636
Change in other liabilities	65,505	(198,285)	(67,189)
Change in accrued interest payable	10,085	1,469	2,232
Other, net	2,997	6,069	9,061

Net cash provided by operating activities	754,194	662,372	483,436

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in money market investments	89,273	212,169	(26,910)
Proceeds from maturities of investment securities held to maturity	129,916	133,859	–
Purchases of investment securities held to maturity	(137,844)	(138,859)	–
Proceeds from sales of investment securities available for sale	2,600,214	3,102,382	5,927,160
Proceeds from maturities of investment securities available for sale	1,342,576	614,818	1,083,462
Purchases of investment securities available for sale	(3,786,066)	(4,111,839)	(8,151,363)
Proceeds from sales of loans and leases	1,200,692	996,249	1,115,907
Securitized loans repurchased	–	–	(22,396)
Net increase in loans and leases	(3,619,401)	(3,888,410)	(2,157,123)
Net decrease (increase) in other noninterest-bearing investments	(15,294)	(35,093)	73,669
Proceeds from sales of premises and equipment	5,331	11,301	4,672
Purchases of premises and equipment	(67,995)	(72,289)	(83,272)
Proceeds from sales of other real estate owned	16,768	16,231	50,585
Net cash received from (paid for) acquisitions	(173,642)	1,076	–
Net cash paid for net liabilities on branches sold	(16,076)	(17,746)	–

Net cash used in investing activities	(2,431,548)	(3,176,151)	(2,185,609)

ZIONS BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands)	2005	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	$2,995,165	2,560,653	763,633
Net change in short-term funds borrowed	(933,191)	(232,677)	624,724
Proceeds from FHLB advances and other borrowings over one year	3,285	–	3,141
Payments on FHLB advances and other borrowings over one year	(2,233)	(3,288)	(12,399)
Proceeds from issuance of long-term debt	595,134	300,000	893,395
Debt issuance costs	(3,468)	(2,025)	(4,019)
Payments on long-term debt	(35)	(240,006)	(363,995)
Debt extinguishment cost	–	–	(24,210)
Proceeds from issuance of common stock	90,800	82,250	52,689
Payments to redeem common stock	(82,211)	(104,881)	(106,844)
Dividends paid	(130,300)	(114,600)	(91,887)

Net cash provided by financing activities	2,532,946	2,245,426	1,734,228

Net increase (decrease) in cash and due from banks	855,592	(268,353)	32,055
Cash and due from banks at beginning of year	850,998	1,119,351	1,087,296

Cash and due from banks at end of year	$1,706,590	850,998	1,119,351

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$529,010	321,677	313,673
Income taxes	257,850	240,773	245,698
Noncash items:
Loans transferred to securities resulting from securitizations	42,431	36,282	35,243
Loans transferred to other real estate owned	17,127	9,903	40,692
Investment securities available for sale transferred to investment securities held to maturity	–	636,494	–
Acquisition of Amegy Bancorporation, Inc.
Common stock issued	1,089,440
Assets acquired	8,886,049
Liabilities assumed	7,126,844

See accompanying notes to consolidated financial statements.

ZIONS BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Zions Bancorporation (“the Parent”) is a financial holding company headquartered in Salt Lake City, Utah, which provides a full range of banking and related services through its banking subsidiaries in ten Western states as follows: Zions First National Bank (“Zions Bank”), in Utah and Idaho; California Bank & Trust (“CB&T”); Amegy Corporation (“Amegy”), in Texas; National Bank of Arizona (“NBA”); Nevada State Bank (“NSB”); Vectra Bank Colorado (“Vectra”), in Colorado and New Mexico; The Commerce Bank of Washington (“TCBW”); and The Commerce Bank of Oregon (“TCBO”). Amegy and its parent, Amegy Bancorporation, Inc., were acquired effective December 3, 2005 as discussed in Note 3. TCBO was opened in October 2005 and is not expected to have a material effect on consolidated operations for several years.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the Parent and its majority-owned subsidiaries (“the Company,” “we,” “our,” “us”). Unconsolidated investments in which there is a greater than 20% ownership are accounted for by the equity method of accounting; those in which there is less than 20% ownership are generally carried at cost. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current year presentation. This includes a reclassification of certain fees previously classified as interest and fees on loans in interest income to other service charges, commissions and fees in noninterest income. The amounts reclassified were $13.7 million in 2004 and $10.6 million in 2003, which had the effect of reducing the net interest margin from 4.32% to 4.27% and from 4.45% to 4.41% for the respective years. There was no impact on net income.

Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, as revised from FIN 46, requires consolidation of a variable interest entity (“VIE”) when a company is the primary beneficiary of the VIE. Upon adoption of FIN 46R beginning in 2004, we deconsolidated the trusts involved in our trust preferred borrowing arrangements, as described in Note 13. We have not consolidated or deconsolidated any other entity as a result of adopting FIN 46R. The analyses required of our variable interests have concluded in each case that we are not the primary beneficiary as defined by FIN 46R. Ongoing reviews of our variable interests have not identified any events that would change our previous conclusions. As described in Note 6, Zions Bank holds variable interests in securitization structures. All of these structures are qualifying special-purpose entities, which are exempt from the consolidation requirements of FIN 46R.

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

Statement of Cash Flows

For purposes of presentation in the consolidated statements of cash flows, “cash and cash equivalents” are defined as those amounts included in cash and due from banks in the consolidated balances sheets.

Security Resell Agreements

Security resell agreements represent overnight and term agreements, the majority maturing within 30 days. These agreements are generally treated as collateralized financing transactions and are carried at amounts at which the securities were acquired plus accrued interest. Either the Company or, in some instances, third parties on our behalf take possession of the underlying securities. The market value of such securities is monitored throughout the contract term to ensure that asset values remain sufficient to protect against counterparty default. We are permitted by contract to sell or repledge certain securities that we accept as collateral for security resell agreements. If sold, our obligation to return the collateral is recorded as a liability and included in the balance sheet as securities sold, not yet purchased. As of December 31, 2005, we held approximately $230 million of securities for which we were permitted by contract to sell or repledge. The majority of these securities have been either pledged or otherwise transferred to others in connection with our financing activities, or to satisfy our commitments under short sales. Security resell agreements averaged approximately $774 million during 2005, and the maximum amount outstanding at any month-end during 2005 was $1.1 billion.

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

Loans

Loans are reported at the principal amount outstanding, net of unearned income. Unearned income, which includes deferred fees net of deferred direct incremental loan origination costs, is amortized to interest income over the life of the loan using the interest method. Interest income is recognized on an accrual basis.

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

Impaired Loans

Loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments.

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

Other Real Estate Owned

Other real estate owned consists principally of commercial and residential real estate obtained in partial or total satisfaction of loan obligations. Amounts are recorded at the lower of cost or market (less any selling costs) based on property appraisals at the time of transfer.

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

The above methodology was also previously used to evaluate the allowance for consumer loans. However in 2004, we implemented a new methodology accepted by the industry to evaluate the allowance for consumer loans. We develop historical rates at which loans migrate from one delinquency level to the next higher level. Comparing these average roll rates to actual losses, the model can project losses for rolling twelve-month periods with updated data broken down by product groupings with similar risk profiles. At the time of adoption, this methodology did not have a significant impact on the allowance for consumer loans.

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

Nonmarketable Securities

Nonmarketable securities are included in other noninterest-bearing investments on the balance sheet. These securities include certain venture capital securities and securities acquired for various debt and regulatory requirements. Nonmarketable venture capital securities are reported at estimated fair values, in the absence of readily ascertainable market values. Changes in fair value and gains and losses from sales are recognized in noninterest income. The values assigned to the securities where no market quotations exist are based upon available information and may not necessarily represent amounts that will ultimately be realized. Such estimated amounts depend on future circumstances and will not be realized until the individual securities are liquidated. The valuation procedures applied include consideration of economic and market conditions, current and projected financial performance of the investee company, and the investee company’s management team. We believe that the cost of an investment is initially the best indication of estimated fair value unless there have been significant subsequent positive or negative developments that justify an adjustment in the fair value estimate. Other nonmarketable securities acquired for various debt and regulatory requirements are accounted for at cost.

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

Premises and Equipment

Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation, computed primarily on the straight-line method, is charged to operations over the estimated useful lives of the properties, generally from 25 to 40 years for buildings and from 3 to 10 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter.

Business Combinations

Business combinations are accounted for under the purchase method of accounting where assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition. Any excess of the cost of acquisition over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. Results of operations of the acquired business are included in the statement of income from the date of acquisition. See further discussion in Note 3.

Goodwill and Identifiable Intangible Assets

Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, requires that goodwill and intangible assets deemed to have indefinite lives are no longer amortized. Such assets are now subject to annual specified impairment tests. Core deposit assets and other intangibles with finite useful lives are generally amortized on an accelerated basis using an estimated useful life of up to 12 years.

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

Commitments and Letters of Credit

In the ordinary course of business, we enter into commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. The credit risk associated with these commitments, when indistinguishable from the underlying funded loan, is considered in our determination of the allowance for loan losses. Other liabilities in the balance sheet includes the portion of the allowance that was distinguishable and related to undrawn commitments to extend credit.

Share-Based Compensation

The following disclosures are required by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. This Statement provides guidance to transition from the intrinsic value method of accounting for share-based compensation under Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, to the fair value method under SFAS No. 123, Accounting for Stock-Based Compensation. See Note 18 which discusses the new accounting pronouncement for share-based payments and describes our new and previous share-based compensation plans. We continue to account for our share-based compensation plans under APB 25 and have not recorded any compensation expense for stock options, as the exercise price of the options was equal to the quoted market price of the stock on the date of grant.

The impact on net income and net income per common share if we had applied the provisions of SFAS 123 to share-based payments is as follows (in thousands, except per share amounts):

	2005	2004	2003
Net income, as reported	$480,121	405,987	337,823
Deduct: Total share-based compensation expense determined under fair value based method for all awards, net of related tax effects	(9,793)	(12,503)	(15,395)

Pro forma net income	$470,328	393,484	322,428

Net income per common share:
Basic – as reported	$5.27	4.53	3.75
Basic – pro forma	5.16	4.39	3.58

Diluted – as reported	5.16	4.47	3.72
Diluted – pro forma	5.08	4.33	3.55

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model. The following table summarizes the weighted average of fair value and the assumptions used in applying the Black-Scholes option-pricing model to compute the pro forma impact of share-based compensation expense on net income and net income per common share for options granted:

	2005	2004	2003
Weighted average of fair value for options granted	$15.33	11.85	9.05
Weighted average assumptions used:
Expected dividend yield	2.0%	2.0%	1.9%
Expected volatility	25.0%	26.8%	28.0%
Risk-free interest rate	3.95%	3.11%	2.38%
Expected life (in years)	4.1	3.8	3.8

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management’s judgment that realization is more-likely-than-not.

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

2.    OTHER RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which changes the requirements in accounting for and reporting of a voluntary change in accounting principle. The Statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical.

The Statement also requires that a change in the method of depreciation or amortization of long-lived nonfinancial assets be accounted for as a change in accounting estimate in the period the change occurs. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this Statement is not expected to have a material effect on our financial condition, liquidity, or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. This Statement amends the previous guidance that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement is not expected to have a material effect on our financial condition, liquidity, or results of operations.

Additional recent accounting pronouncements are discussed where applicable throughout the Notes to Consolidated Financial Statements.

3.    MERGER AND ACQUISITION ACTIVITY

Effective December 3, 2005, we acquired 100% of the outstanding stock of Amegy Bancorporation, Inc. headquartered in Houston, Texas. The tax-free merger was accomplished according to the Agreement and Plan of Merger (“the Merger Agreement”) dated July 5, 2005, and included the formation of a new holding company, Amegy Corporation, which became a wholly-owned subsidiary of the Company. The merger expands the Company’s market into Texas. Amegy’s results for the month of December were included with the Company’s results of operations.

As provided by the Merger Agreement and based on valuation amounts determined as of the merger date, approximately 70.89 million shares of Amegy common stock were exchanged for $600 million in cash and 14.35 million shares of the Company’s common stock at a calculated exchange ratio of 0.3136. The exchange of shares represented approximately 16% of the Company’s outstanding common stock as of the merger date.

The merger was accounted for under the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the merger date as summarized below (in thousands, except share and per share amounts):

Purchase price
Number of shares of the Company’s common stock issued for Amegy common stock	14,351,115
Average share price of the Company’s common stock three days prior to close on December 3, 2005	$75.9133

Total stock consideration		$1,089,440
Fair value of Amegy stock options and restricted stock converted to the Company’s stock options and restricted stock		60,242

Total common and restricted stock issued and stock options assumed		1,149,682
Cash consideration, including fractional shares		600,032

Total stock and cash consideration		1,749,714
Acquisition costs:
Direct costs of acquisition		9,491

Total purchase price and acquisition costs		1,759,205
Allocation of purchase price
Amegy shareholders’ equity	$604,787
Amegy goodwill	(150,426)
Amegy core deposit intangible assets, net of tax	(12,852)
Adjustments to reflect assets acquired and liabilities assumed at fair value:
Securities	(697)
Loans	(43,723)
Identified intangibles	157,855
Other assets	(42,599)
Deposits	(16)
Other liabilities	(1,194)

Fair value of net assets acquired		511,135

Estimated goodwill resulting from the merger		$1,248,070

Appropriate amounts and adjustments shown previously were recorded by Amegy and included in their reporting segment. Certain amounts, including goodwill, are subject to change when the determination of the asset and liability values is finalized within one year from the merger date. Valuations of certain assets and liabilities of Amegy were performed with the assistance of independent valuation consultants. None of the resulting goodwill is expected to be deductible for tax purposes.

The following unaudited pro forma condensed combined financial information presents the Company’s results of operations for the years indicated had the merger taken place as of January 1, 2004 (in thousands, except share and per share amounts):

	2005	2004
Net interest income	$1,570,420	1,368,601
Provision for loan losses	51,154	54,279
Noninterest income	531,201	528,046
Merger related expense	3,310	–
Other noninterest expense	1,292,358	1,169,494
Income before income taxes and minority interest	754,799	672,874
Net income	493,628	443,492

Net income per common share:
Basic	$4.73	4.26
Diluted	4.63	4.19

Weighted average shares outstanding during the year:
Basic	104,349	104,014
Diluted	106,714	105,750

Merger related expense in 2005 of $3.3 million relates to costs associated with this merger and consists of systems integration and related charges of approximately $1.4 million, employee-related costs of $1.2 million, and other costs of $0.7 million.

As of the merger date, approximately $15.2 million of liabilities for Amegy’s exit and termination costs as a result of the merger were recorded as purchase accounting adjustments resulting in an increase to goodwill. These costs consist of employee-related costs of $12.2 million and other exit costs of $3.0 million. As of December 31, 2005, approximately $7.5 million of these costs had been paid.

Additional costs from the merger for employment and retention agreements to be charged to operations by Amegy subsequent to December 31, 2005 as the employees render service are as follows: $6.5 million in 2006, $3.4 million in 2007, and $1.0 million in 2008.

4.    INVESTMENT SECURITIES

Investment securities are summarized as follows (in thousands):

	December 31, 2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Held to maturity
Municipal securities	$649,791	4,148	11,681	642,258

Available for sale
U.S. Treasury securities	$42,572	304	320	42,556
U.S. Government agencies and corporations:
Small Business Administration loan- backed securities	785,882	2,669	6,727	781,824
Other agency securities	687,632	1,121	5,413	683,340
Municipal securities	266,501	1,041	177	267,365
Mortgage/asset-backed and other debt securities	3,310,839	37,478	40,400	3,307,917

	5,093,426	42,613	53,037	5,083,002
Other securities:
Mutual funds	217,084	–	1,481	215,603
Stock	6,422	2,123	1,291	7,254

	$5,316,932	44,736	55,809	5,305,859

	December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Held to maturity
Municipal securities	$641,659	6,731	6,607	641,783

Available for sale
U.S. Treasury securities	$35,854	601	–	36,455
U.S. Government agencies and corporations:
Small Business Administration loan- backed securities	711,685	3,797	4,728	710,754
Other agency securities	275,361	2,682	1,690	276,353
Municipal securities	94,713	1,719	100	96,332
Mortgage/asset-backed and other debt securities	2,743,214	29,379	12,393	2,760,200

	3,860,827	38,178	18,911	3,880,094
Other securities:
Mutual funds	301,120	354	–	301,474
Stock	6,625	2,555	1,262	7,918

	$4,168,572	41,087	20,173	4,189,486

The amortized cost and estimated market value of investment debt securities as of December 31, 2005 by contractual maturity are shown as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Held to maturity		Available for sale
	Amortized cost	Estimated market value	Amortized cost	Estimated market value
Due in one year or less	$60,387	60,265	631,170	628,713
Due after one year through five years	189,061	187,353	1,383,786	1,378,248
Due after five years through ten years	204,174	203,214	467,760	467,671
Due after ten years	196,169	191,426	2,610,710	2,608,370

	$649,791	642,258	5,093,426	5,083,002

The following is a summary of the amount of gross unrealized losses and the estimated market value by length of time that the securities have been in an unrealized loss position (in thousands):

	December 31, 2005
	Less than 12 months		12 months or more		Total
	Gross unrealized losses	Estimated market value	Gross unrealized losses	Estimated market value	Gross unrealized losses	Estimated market value
Held to maturity
Municipal securities	$6,414	228,902	5,267	130,207	11,681	359,109

Available for sale
U.S. Treasury securities	$292	19,753	28	2,040	320	21,793
U.S. Government agencies and corporations:
Small Business Administration loan-backed securities	3,671	318,535	3,056	173,286	6,727	491,821
Other agency securities	1,998	267,359	3,415	86,546	5,413	353,905
Municipal securities	136	48,782	41	2,286	177	51,068
Mortgage/asset-backed and other debt securities	25,657	1,295,398	14,743	423,502	40,400	1,718,900

	31,754	1,949,827	21,283	687,660	53,037	2,637,487
Other securities:
Mutual funds	1,481	90,329	–	–	1,481	90,329
Stock	–	–	1,291	2,805	1,291	2,805

	$33,235	2,040,156	22,574	690,465	55,809	2,730,621

	December 31, 2004
	Less than 12 months		12 months or more		Total
	Gross unrealized losses	Estimated market value	Gross unrealized losses	Estimated market value	Gross unrealized losses	Estimated market value
Held to maturity
Municipal securities	$1,399	115,663	5,208	86,747	6,607	202,410

Available for sale
U.S. Government agencies and corporations:
Small Business Administration loan-backed securities	$3,154	281,978	1,574	91,120	4,728	373,098
Other agency securities	1,595	163,792	95	6,226	1,690	170,018
Municipal securities	44	3,509	56	1,229	100	4,738
Mortgage/asset-backed and other debt securities	10,572	786,811	1,821	114,193	12,393	901,004

	15,365	1,236,090	3,546	212,768	18,911	1,448,858
Other securities:
Stock	–	–	1,262	3,108	1,262	3,108

	$15,365	1,236,090	4,808	215,876	20,173	1,451,966

The disclosure immediately preceding and the following discussion are presented pursuant to FASB Staff Position (“FSP”) FAS 155-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, issued in November 2005, and Emerging Issues Task Force (“EITF”) Issue No. 03-1 (“EITF 03-1”), The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments. FSP FAS 115-1 replaces the impairment evaluation guidance (paragraphs 10-18) of EITF 03-1; however, the disclosure requirements of EITF 03-1 remain in effect. The FSP addresses the determination of when an investment is considered impaired, whether the impairment is considered other-than-temporary, and the measurement of an impairment loss. The FSP also supersedes EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value, and clarifies that an impairment loss should be recognized no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made.

U.S. Treasury Securities: Unrealized losses relate to U.S. Treasury notes and were caused by interest rate increases. The contractual terms of these investments range from less than one year to ten years. Because we have the ability and intent to hold those investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2005.

Small Business Administration (“SBA”) Loan-Backed Securities: These securities were generally purchased at premiums with maturities from five to 25 years and have principal cash flows guaranteed by the SBA. The decline in market value is not attributable to credit quality, and because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2005.

Other Agency Securities: Unrealized losses were caused by interest rate increases. The other agency securities consist of discount notes and medium term notes issued by the Federal Agricultural Mortgage Corporation (“FAMC”), Federal Home Loan Bank, Federal Farm Credit Bank, Federal Home Loan Mortgage Corporation (“FHLMC”) and Federal National Mortgage Association (“FNMA”). These securities are fixed rate and were purchased at premiums or discounts. They have maturity dates from one to 30 years and have contractual cash flows guaranteed by agencies of the U.S. Government. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2005.

Municipal Securities: We classify these securities issued by state and political subdivisions as held to maturity (“HTM”) and available for sale (“AFS”). The HTM securities are purchased directly from the municipalities and are generally not rated by a credit rating agency. The AFS securities are rated as investment grade by various credit rating agencies. Both the HTM and AFS securities are at fixed and variable rates with maturities from one to 25 years. During 2004, we transferred $636.5 million of AFS securities to HTM. The length of time these securities have been in an unrealized loss position includes the time they were classified as AFS as well as HTM. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because we have the ability and intent to hold those investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2005.

Mortgage/Asset-Backed and Other Debt Securities: Unrealized losses were caused by interest rate increases. These securities are purchased at premiums or discounts. The mortgage-backed securities were issued by the Government National Mortgage Association (“GNMA”), FAMC, FHLMC, or FNMA and include both fixed and variable rate pools. The asset-backed securities are investment grade rated pools of trust preferred securities at both fixed and variable rates. Other debt securities include nonrated asset-backed securities and other corporate debt. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2005.

Mutual Funds: This investment is a mortgage securities mutual fund that invests mainly in mortgage-related securities. As of December 31, 2005, the fund was invested in U.S. Treasury, Agency and AAA-rated securities. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because we have the ability and intent to hold this investment until a recovery of fair value, we do not consider this investment to be other-than-temporarily impaired at December 31, 2005.

Stocks: This equity investment is a private placement with no active or quoted market. Market value is estimated by using a discounted cash flow model using current economic assumptions. Under the terms of the private placement agreement, Zions Bank will receive 100% of its investment if the equity is held for the specified period. Based upon this agreement and our intent and ability to hold this investment until a recovery of fair value, we do not consider this investment to be other-than-temporarily impaired at December 31, 2005.

We review all of these investment securities on an ongoing basis according to our policy described in Note 1. While our review did not result in an other-than-temporary impairment adjustment at December 31, 2005, we will continue to review these investments for possible adjustment in the future. At December 31, 2005 and 2004, respectively, 1,505 and 873 HTM and 660 and 395 AFS investment securities were in an unrealized loss position.

Gross gains and gross losses from investment securities of $3.9 million and $2.8 million in 2005, $4.2 million and $0.8 million in 2004, and $25.3 million and $1.2 million in 2003, respectively, were recognized in the statement of income as equity and fixed income securities gains (losses).

Net losses from securities held by our venture capital subsidiaries and included in equity securities gains (losses) were $2.4 million in 2005, consisting of gross gains of $6.1 million and gross losses of $8.5 million. The net losses for 2004 and 2003 were $7.1 million and $23.6 million, respectively. Adjusted for expenses, minority interest, and income taxes, consolidated net income includes losses from our venture capital subsidiaries of approximately $2.2 million in 2005, $4.5 million in 2004, and $12.3 million in 2003. Nonmarketable securities held by our venture capital subsidiaries are included in other noninterest-bearing investments in the balance sheet. The carrying value of these securities at December 31, 2005 and 2004 was $74.5 million and $69.9 million, respectively.

We recognized gross gains and gross losses of $0.9 million and $0.1 million in 2005, $1.0 million and $4.6 million in 2004, and $70.3 million and $7.0 million in 2003, respectively, from sales and write-downs of other equity investments included in other noninterest-bearing investments. Included in the gross gains for 2003 is $68.5 million that we recognized from the sale of our investment in ICAP plc. All of these gains and losses were included in equity securities gains (losses) in their respective years.

As of December 31, 2005 and 2004, securities with an amortized cost of $2.65 billion and $1.45 billion, respectively, were pledged to secure public and trust deposits, advances, and for other purposes as required by law. As described in Note 11, securities are also pledged as collateral for security repurchase agreements.

5.    LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows at December 31 (in thousands):

	2005	2004
Loans held for sale	$256,236	196,736
Commercial lending:
Commercial and industrial	7,192,112	4,642,729
Leasing	372,647	369,595
Owner occupied	4,825,375	3,790,564

Total commercial lending	12,390,134	8,802,888
Commercial real estate:
Construction	6,091,674	3,536,447
Term	4,639,869	3,997,530

Total commercial real estate	10,731,543	7,533,977
Consumer:
Home equity credit line	1,126,469	1,103,595
1-4 family residential	4,807,618	4,234,345
Bankcard and other revolving plans	206,724	225,238
Other	536,927	532,133

Total consumer	6,677,738	6,095,311
Foreign loans	5,211	5,138
Other receivables	191,396	98,030

Total loans	$30,252,258	22,732,080

Owner occupied and commercial term loans included unamortized premium of approximately $43.1 million and $39.1 million at December 31, 2005 and 2004, respectively.

As of December 31, 2005 and 2004, loans with a carrying value of $3.1 billion and $1.8 billion, respectively, were included as blanket pledges of security for Federal Home Loan Bank advances.

We sold loans totaling $885 million in 2005, $687 million in 2004, and $603 million in 2003 that were previously classified as held for sale. Income from loans sold, excluding servicing, of both loans held for sale and loan securitizations was $53.9 million in 2005, $55.3 million in 2004, and $64.6 million in 2003.

Changes in the allowance for loan losses are summarized as follows (in thousands):

	2005	2004	2003
Balance at beginning of year	$271,117	268,506	279,593
Allowance of loans sold with branches	–	(2,067)	–
Allowance for loan losses of companies acquired	49,217	–	–
Additions:
Provision for loan losses	43,023	44,067	69,940
Recoveries	17,811	20,265	16,791
Deductions:
Loan charge-offs	(42,769)	(59,654)	(85,603)

	338,399	271,117	280,721
Reclassification of allowance for unfunded lending commitments	–	–	(12,215)

Balance at end of year	$338,399	271,117	268,506

The reclassified allowance in 2003 is for potential credit losses related to undrawn commitments to extend credit. The reclassification was made as of December 31, 2003 to other liabilities.

Nonaccrual loans were $69 million and $72 million at December 31, 2005 and 2004, respectively. Loans past due 90 days or more as to interest or principal and still accruing interest were $17 million and $16 million at December 31, 2005 and 2004, respectively.

Our recorded investment in impaired loans was $31 million and $41 million at December 31, 2005 and 2004, respectively. Impaired loans of $14 million and $27 million at December 31, 2005 and 2004 required an allowance of $3 million and $9 million, respectively, which is included in the allowance for loan losses. Contractual interest due on impaired loans was $2.6 million in 2005, $3.6 million in 2004, and $6.2 million in 2003. Interest collected on these loans and included in interest income was $0.3 million in 2005 and $0.6 million in both 2004 and 2003. The average recorded investment in impaired loans was $33 million in 2005, $49 million in 2004, and $51 million in 2003.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3 (“SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creating valuation allowances in the initial accounting for these loans. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. The guidance is effective for loans acquired in fiscal years beginning after December 15, 2004.

We acquired approximately $14.1 million of impaired loans in the Amegy acquisition which closed on December 3, 2005. These loans were recorded at their fair value of $13.5 million with no associated allowance for loan losses in accordance with the provisions of SOP 03-3. Additional disclosures required by SOP 03-3 are not provided because the amounts are not significant.

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

Most of our business activity is with customers located in the states of Utah, California, Texas, Arizona, Nevada, Colorado, Idaho, and Washington. The commercial loan portfolio is well diversified, consisting of 11 major industry classification groupings. As of December 31, 2005, the larger concentrations of risk in the commercial loan and leasing portfolios are represented by the real estate and construction, and services and transportation groupings. We have no significant exposure to highly-leveraged transactions. See discussion in Note 19 regarding commitments to extend additional credit.

In the ordinary course of business, the Company and its banking subsidiaries extend credit to related parties, including executive officers, directors, principal shareholders, and their associates and related interests. These related party loans are made in compliance with applicable banking regulations under substantially the same terms as comparable third-party lending arrangements. A summary of related party term loan activity for 2005 and revolving lines of credit at December 31, 2005 follows (in thousands):

Balance at beginning of year	$33,501
New loans	14,579
Loans from acquisition of Amegy effective December 3, 2005	209,867
Repayments	(13,702)

Balance at end of year	$244,245

Total commitments under revolving lines of credit	$194,088
Amounts outstanding under revolving lines of credit	69,476

6.    ASSET SECURITIZATIONS

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and related FSPs, provides accounting and reporting guidance for sales, securitizations, and servicing of receivables and other financial assets, secured borrowing and collateral transactions, and the extinguishment of liabilities.

We sell home equity loans for cash to revolving securitization structures for which we retain servicing responsibilities and receive servicing fees. On an annualized basis, these fees approximate 0.5% of the outstanding loan balances. We recognized pretax gains from these securitizations of $6.3 million in 2005, $8.7 million in 2004, and $9.7 million in 2003.

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

We also sell small business loans to securitization structures. Except for the revolving features, the general characteristics of the securitizations and rights of the Company described previously also pertain to these transactions. Annualized servicing fees approximate 1% of the outstanding loan balances. For most small business loan sales, we do not establish a servicing asset because the lack of an active market does not make it practicable to estimate the fair value of servicing. We recognized pretax gains of $2.6 million in 2005, $0.8 million in 2004, and $2.4 million in 2003.

We previously sold nonconforming residential real estate loans (jumbo mortgage loans) to securitization structures. In November 2003, Zions Bank as servicer exercised its “clean-up call” rights under the provisions of the applicable agreement to purchase back all of the remaining jumbo mortgage loans from the securitization structure. The amount paid of $22.4 million redeemed the stated balances plus any accrued interest, and approximated the fair value of the loans. No gain or loss was recognized from this transaction.

Key economic assumptions used for measuring the retained interests at the date of securitization for sales are as follows:

	Home equity loans	Small business loans
2005:
Prepayment method	NA(1)	CPR(2)
Annualized prepayment speed	NA(1)	4 -15 Ramp in 25 months(3)
Weighted average life (in months)	12	69
Expected annual net loss rate	0.10%	0.40%
Residual cash flows discounted at	15.0%	15.0%

2004:
Prepayment method	NA(1)	CPR(2)
Annualized prepayment speed	NA(1)	10, 15 Ramp-up(4)
Weighted average life (in months)	11	64
Expected annual net loss rate	0.10%	0.50%
Residual cash flows discounted at	15.0%	15.0%

2003:
Prepayment method	NA(1)	CPR(2)
Annualized prepayment speed	NA(1)	10, 15 Ramp-up(4)
Weighted average life (in months)	12	62
Expected annual net loss rate	0.25%	0.50%
Residual cash flows discounted at	15.0%	15.0%

(1)	The model for this securitization has been modified to respond to the current interest rate environment and the high volume of refinancings. The weighted average life assumption includes consideration of prepayment to determine the fair value of the capitalized residual cash flows.
(2)	“Constant Prepayment Rate.”
(3)	Annualized prepayment speed begins at 4% and increases at equal increments to 15% in 25 months.
(4)	Annualized prepayment speed is 10% in the first year and 15% thereafter.

Certain cash flows between the Company and the securitization structures are summarized as follows (in millions):

	2005	2004	2003
Proceeds from new securitizations	$707	605	587
Proceeds from loans sold into revolving securitizations	412	294	331
Servicing fees received	23	20	16
Other cash flows received on retained interests(1)	86	95	96
Repurchase of securitizations	–	–	(22)

	$1,228	1,014	1,008

(1)	Represents total cash flows received from retained interests other than servicing fees. Other cash flows include cash from interest-only strips and cash above the minimum required level in cash collateral accounts.

We recognize interest income on retained interests in securitizations in accordance with the provisions of EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. Interest income thus recognized, excluding revolving securitizations, which are accounted for like trading securities, was $17.7 million in 2005, $22.5 million in 2004, and $23.3 million in 2003.

Servicing fee income on all securitizations was $22.7 million in 2005, $20.4 million in 2004, and $16.2 million in 2003. All amounts of pretax gains, interest income, and servicing fee income are included in loan sales and servicing income in the statement of income.

Key economic assumptions for all securitizations outstanding at December 31, 2005 and the sensitivity of the current fair value of capitalized residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows at December 31, 2005 (in millions of dollars and annualized percentage rates):

		Home equity loans		Small business loans
Carrying amount/fair value of capitalized residual cash flows			$7.7	100.7
Weighted average life (in months)			12	34 - 67
Prepayment speed assumption			NA(1)	15.0% - 24.0%(2)
Decrease in fair value due to adverse change	-10%	$	NA(1)	2.9
	-20%	$	NA(1)	5.5
Expected credit losses			0.10%	0.40% - 0.60%
Decrease in fair value due to adverse change	-10%		$–	2.8
	-20%		$0.1	5.6
Residual cash flows discount rate			15.0%	15.0%
Decrease in fair value due to adverse change	-10%		$0.1	3.6
	-20%		$0.2	6.9

(1)	The model for this securitization has been modified to respond to the current interest rate environment and the high volume of refinancings. The weighted average life assumption includes consideration of prepayment to determine the fair value of the capitalized residual cash flows.
(2)	The prepayment speed assumption for the 2005 small business loan securitization is 4 - 15 Ramp in 25 months.

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

At December 31, 2005 and 2004, the weighted average expected static pool credit losses for small business and jumbo mortgage loans (through the date of repurchase) were 1.66% and 1.85%. Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets.

The following table presents quantitative information about delinquencies and net credit losses for those categories of loans for which securitizations existed at December 31. The Company only securitizes loans originated or purchased by Zions Bank. Therefore, only loans and related delinquencies and net credit losses of commonly managed Zions Bank loans are included (in millions):

	Principal balance December 31,		Principal balance of loans past due 30+ days(1) December 31,		Net credit losses(2)
	2005	2004	2005	2004	2005	2004	2003
Home equity loans	$663.1	691.8	0.9	0.7	(0.1)	0.2	0.1
Small business loans	3,282.8	2,953.1	27.7	27.4	2.3	(0.4)	6.7

Total loans managed or securitized – Zions Bank	3,945.9	3,644.9	28.6	28.1	2.2	(0.2)	6.8

Less loans securitized – Zions Bank(3)	2,796.4	2,448.2

Loans held in portfolio – Zions Bank	$1,149.5	1,196.7

(1)	Loans greater than 30 days past due based on end of period total loans.
(2)	Net credit losses are charge-offs net of recoveries and are based on total loans outstanding.
(3)	Represents the principal amount of the loans. Interest-only strips and other retained interests held for securitized assets are excluded because they are recognized separately.

Zions Bank provides a liquidity facility (“Liquidity Facility”) for a fee to Lockhart Funding, LLC (“Lockhart”), a qualifying special-purpose entity securities conduit. Lockhart purchases floating rate U.S. Government and AAA-rated securities with funds from the issuance of commercial paper. Zions Bank also provides interest rate hedging support and administrative and investment advisory services for a fee. Pursuant to the Liquidity Facility contract, Zions Bank is required to purchase securities from Lockhart to provide funds for Lockhart to repay maturing commercial paper upon Lockhart’s inability to access the commercial paper market, or upon a commercial paper market disruption as specified in governing documents for Lockhart. Pursuant to the governing documents, including the liquidity agreement, if any security in Lockhart is downgraded below AA-, Zions Bank may 1) place its letter of credit on the security, or 2) obtain credit enhancement from a third party, or 3) purchase the security from Lockhart at book value. At any given time, the maximum commitment of Zions Bank is the book value of Lockhart’s securities portfolio, which is not allowed to exceed the size of the Liquidity Facility commitment. At December 31, 2005, the book value of Lockhart’s securities portfolio was $5.3 billion, which approximated market value, and the size of the Liquidity Facility commitment was $6.12 billion. No amounts were outstanding under the Liquidity Facility at December 31, 2005.

In June 2005 under the Liquidity Facility contract, Zions Bank repurchased for the first time a bond security from Lockhart at its book value of $12.4 million because of a rating downgrade. Zions Bank recognized an impairment loss of $1.6 million, which is included in fixed income securities gains (losses) for 2005. At December 31, 2005, this security was still rated as investment grade and Zions Bank expects to recover its investment plus contractual interest.

The FASB is deliberating a number of projects that propose to amend SFAS 140, including Exposure Drafts relating to qualifying special-purpose entities and isolation of transferred assets, servicing rights, and other matters. These proposed amendments, among other things, may require changes to the operating activities of qualifying special-purpose entities and other aspects relating to the transfer of financial assets. Subject to the requirements of any final standards when they are issued, Lockhart’s operations may need to be modified to preserve its off-balance sheet status as a qualifying special-purpose entity.

7.    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

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

For derivatives designated as fair value hedges, changes in the fair value of the derivative are recognized in earnings together with changes in the fair value of the related hedged item. The net amount, if any, representing hedge ineffectiveness, is reflected in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative are recorded in other comprehensive income and recognized in earnings when the hedged transaction affects earnings. The ineffective portion of changes in the fair value of cash flow hedges is recognized directly in earnings. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows on the derivative hedging instrument with the changes in fair value or cash flows on the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

Our objective in using derivatives is to add stability to interest income or expense, to modify the duration of specific assets or liabilities as we consider necessary, and to manage exposure to interest rate movements or other identified risks. To accomplish this objective, we use interest rate swaps as part of our cash flow hedging strategy. The derivatives are used to hedge the variable cash flows associated with designated commercial loans and investment securities. We use fair value hedges to manage interest rate exposure to certain long-term debt. As of December 31, 2005, no derivatives were designated for hedges of investments in foreign operations.

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

Interest rate swap agreements designated as cash flow hedges involve the receipt of fixed-rate amounts in exchange for variable-rate payments over the life of the agreements without exchange of the underlying principal amount. Fair value hedges are used to swap certain long-term debt from fixed-rate to floating rate. Derivatives not designated as hedges, including basis swap agreements, are not speculative and are used to manage our exposure to interest rate movements and other identified risks, but do not meet the strict hedge accounting requirements of SFAS 133.

Selected information with respect to notional amounts, recorded fair values, and related income (expense) of derivative instruments is summarized as follows (in thousands):

	December 31, 2005			Year ended December 31, 2005			December 31, 2004			Year ended December 31, 2004
	Notional amount	Fair value		Interest income	Other income (expense)	Offset to interest expense	Notional amount	Fair value		Interest income (expense)	Other income (expense)	Offset to interest expense
		Asset	Liability					Asset	Liability
Cash flow hedges
Interest rate swaps	$3,036,000	246	69,375	7,094			2,561,000	5,980	14,770	44,394
Basis swaps				7			50,000		13	(104)

	3,036,000	246	69,375	7,101			2,611,000	5,980	14,783	44,290

Nonhedges
Interest rate swaps	355,629	3,038	2,828		(2,610)		446,985	4,266	5		(3,664)
Interest rate swaps for customers	725,361	4,794	4,794		2,402		175,155	738	738		851
Basis swaps	2,575,000	3,340	115		2,333		2,500,000	2,647	143		4,292

	3,655,990	11,172	7,737		2,125		3,122,140	7,651	886		1,479

Fair value hedges
Long-term debt	1,450,000	41,638	868			8,906	850,000	41,716	936			29,252

Total	$8,141,990	53,056	77,980	7,101	2,125	8,906	6,583,140	55,347	16,605	44,290	1,479	29,252

Interest rate swaps for customers result from a service we began providing in 2004. Upon issuance, all of these customer swaps are immediately “hedged” by offsetting derivative contracts, such that the Company has no net interest rate risk exposure resulting from the transaction. Fee income from customer swaps is included in other service charges, commissions and fees. As with other derivative instruments, we have credit risk for any nonperformance by counterparties.

Other income (expense) from nonhedge derivatives is included in market making, trading and nonhedge derivative income. Interest income on fair value hedges is used to offset interest expense on long-term debt. The change in net unrealized gains or losses for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders’ equity and comprehensive income.

The amount charged to market making, trading and nonhedge derivative income in the statement of income for hedge ineffectiveness was approximately $0.9 million in 2005. This resulted when the hedge accounting for two cash flow derivative contracts was discontinued because it was probable that the original forecasted transactions would not occur as originally expected. Any hedge ineffectiveness on cash flow and fair value hedges in 2004 and 2003 was not significant.

The remaining balances of any derivative instruments terminated prior to maturity, including amounts in accumulated other comprehensive income for swap hedges, are amortized generally on a straight-line basis to interest income or expense over the period to their previously stated maturity dates.

Amounts reported in accumulated other comprehensive income related to derivatives are reclassified to interest income as interest payments are received on variable rate loans and investment securities. The change in net unrealized gains or losses on cash flow hedges discussed above reflects a reclassification of net unrealized gains or losses from accumulated other comprehensive income to interest income, as disclosed in the statement of changes in shareholders’ equity and comprehensive income. For 2006, we estimate that an additional $28 million of losses will be reclassified.

8.    PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31 (in thousands):

	2005	2004
Land	$ 137,231	91,963
Buildings	326,200	234,607
Furniture and equipment	434,131	380,794
Leasehold improvements	103,280	96,282

Total	1,000,842	803,646
Less accumulated depreciation and amortization	436,097	394,436

Net book value	$ 564,745	409,210

9.    GOODWILL AND OTHER INTANGIBLE ASSETS

Core deposit and other intangible assets and related accumulated amortization are as follows at December 31 (in thousands):

	Gross carrying amount		Accumulated amortization		Net carrying amount
	2005	2004	2005	2004	2005	2004
Core deposit intangibles	$263,547	140,624	(102,309)	(88,169)	161,238	52,455
Customer relationships and other intangibles	40,188	3,715	(2,260)	(730)	37,928	2,985

	$303,735	144,339	(104,569)	(88,899)	199,166	55,440

In 2005 as a result of the acquisition of Amegy, we recorded approximately $124.1 million of core deposit intangibles and $33.8 million of customer relationships and other intangibles. At the acquisition date, the weighted average amortization period for the Amegy intangibles was approximately 5.0 years and 3.4 years, respectively. As of December 31, 2005, the weighted average amortization period for core deposit intangibles and customer relationships and other intangibles was approximately 4.4 years and 3.3 years, respectively.

The amount of amortization expense of core deposit and other intangible assets is separately reflected in the statement of income. We have no intangible assets with indefinite lives.

Estimated amortization expense for core deposit and other intangible assets is as follows for the five years succeeding December 31, 2005:

2006	$ 42,753
2007	37,012
2008	26,228
2009	19,698
2010	16,853

Changes in the carrying amount of goodwill by operating segment are as follows (in thousands):

	Zions Bank	CB&T	Amegy	NBA	NSB	Vectra	TCBW	Other	Consolidated Company
Balance as of January 1, 2004	$21,300	385,831		62,397	21,051	163,573	–	–	654,152
Goodwill acquired during the year	1,203								1,203
Impairment losses	(602)								(602)
Goodwill written off from sale of branches						(12,108)			(12,108)

Balance as of December 31, 2004	21,901	385,831		62,397	21,051	151,465	–	–	642,645
Goodwill acquired during the year			1,248,070					1,187	1,249,257
Impairment losses	(602)								(602)
Goodwill reclassified to other liabilities		(3,712)							(3,712)

Balance as of December 31, 2005	$21,299	382,119	1,248,070	62,397	21,051	151,465	–	1,187	1,887,588

See Note 3 for a discussion of the Amegy acquisition and the determination of the amount of goodwill.

In 2003, we recognized an impairment loss on goodwill of $75.6 million due to a restructuring of Vectra. Part of the impairment loss consisted of $7.1 million related to the sales of certain of Vectra’s branches. The amount was determined by comparing the carrying value of the branches to their fair value based on bids, letters of intent and subsequent negotiations. The sales of these branches in 2004 removed $12.1 million of goodwill, $130 million of loans, and $165 million of deposits from the Company’s balance sheet. Gain from the sales was approximately $0.7 million.

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

The 2005 and 2004 impairment losses on goodwill of $0.6 million removed all of the goodwill related to Zions Bank International Ltd. (“ZBI”), an odd-lot bond trading operation, due to the Company’s decision to restructure and ultimately close the London office in 2005.

During the fourth quarter of 2005, we completed the annual goodwill impairment review required by SFAS 142 and did not recognize any additional impairment losses.

The reduction in CB&T goodwill of $3.7 million in 2005 resulted from the recognition of a portion of acquired state net operating loss carryforward benefits. This accounting follows the guidance of SFAS No. 109, Accounting for Income Taxes. There was no impact on net income.

10.    DEPOSITS

At December 31, 2005, the scheduled maturities of all time deposits were as follows (in thousands):

2006	$4,458,370
2007	655,930
2008	154,045
2009	95,393
2010	68,056
Thereafter	1,855

$5,433,649

At December 31, 2005, the contractual maturities of domestic time deposits with a denomination of $100,000 and over were as follows: $714 million in 3 months or less, $552 million over 3 months through 6 months, $834 million over 6 months through 12 months, and $415 million over 12 months.

Domestic time deposits $100,000 and over were $2.5 billion and $1.3 billion at December 31, 2005 and 2004, respectively. Foreign time deposits $100,000 and over from the Amegy acquisition were $980 million at December 31, 2005.

Deposit overdrafts reclassified as loan balances were $43 million and $26 million at December 31, 2005 and 2004, respectively.

11.    SHORT-TERM BORROWINGS

Selected information for short-term borrowings is as follows (in thousands):

	2005	2004	2003
Federal funds purchased:
Average amount outstanding	$1,456,531	1,393,344	1,298,761
Weighted average rate	3.02%	1.33%	1.09%
Highest month-end balance	$1,683,509	1,841,092	1,694,841
Year-end balance	$1,255,662	1,841,092	1,370,619
Weighted average rate on outstandings at year-end	3.97%	2.19%	0.97%

Security repurchase agreements:
Average amount outstanding	$850,510	1,288,982	1,306,041
Weighted average rate	2.30%	1.06%	0.87%
Highest month-end balance	$1,027,658	1,363,420	1,421,771
Year-end balance	$1,027,658	683,984	841,170
Weighted average rate on outstandings at year-end	2.62%	1.44%	0.59%

Short-term borrowings generally mature in less than 30 days. Our participation in security repurchase agreements is on an overnight or term basis. Certain overnight agreements are performed with sweep accounts in conjunction with a master repurchase agreement. In this case, securities under our control are pledged for and interest is paid on the collected balance of the customers’ accounts. For term repurchase agreements, securities are transferred to the applicable counterparty. The counterparty, in certain instances, is contractually entitled to sell or repledge securities accepted as collateral. As of December 31, 2005, overnight security repurchase agreements were $1,008 million and term security repurchase agreements were $20 million.

12.    FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Federal Home Loan Bank (“FHLB”) advances and other borrowings over one year are summarized as follows at December 31 (in thousands):

	2005	2004
FHLB advances, 3.66% – 7.30%	$227,488	221,152
SBA notes payable, 5.49% – 8.64%	7,000	7,000

	$234,488	228,152

The SBA notes payable are owed by a consolidated venture capital subsidiary. The weighted average interest rate on FHLB advances outstanding was 4.9% at December 31, 2005 and 2004.

The FHLB advances are borrowed by banking subsidiaries under their lines of credit, which are secured under a blanket pledge arrangement. The subsidiaries maintain unencumbered collateral with a carrying amount adjusted for the types of collateral pledged, equal to at least 100% of outstanding advances. Amounts of unused lines of credit available for additional FHLB advances totaled $4.2 billion at December 31, 2005.

Interest expense on FHLB advances and other borrowings over one year was $11.5 million in 2005, $11.7 million in 2004, and $12.3 million in 2003.

Maturities of FHLB advances and other borrowings with original maturities over one year are as follows at December 31, 2005 (in thousands):

2006	$2,226
2007	2,218
2008	3,613
2009	2,795
2010	103,619
Thereafter	120,017

$234,488

13.    LONG-TERM DEBT

Long-term debt at December 31 is summarized as follows (in thousands):

	2005	2004
Junior subordinated debentures related to trust preferred securities	$645,459	497,340
Subordinated notes	1,713,296	1,043,059
Senior medium-term notes	149,112	148,984
Capital lease obligations and other	3,499	1,206

	$2,511,366	1,690,589

The preceding amounts represent the par value of the debt adjusted for any unamortized premium or discount or other basis adjustments related to hedging the debt with derivative instruments.

As discussed in Note 1, beginning in 2004 we deconsolidated the trusts involved in trust preferred borrowing arrangements. We are not the primary beneficiary of these trusts as defined by FIN 46R.

Junior subordinated debentures related to trust preferred securities include Zions Institutional Capital Trust A (“ZICTA”), CSBI Capital Trust I (“CSBICT”), GB Capital Trust (“GBCT”), Zions Capital Trust B (“ZCTB”), and Statutory Trusts I, II and III (“Statutory I, II or III”) as follows at December 31, 2005 (in thousands):

	Balance	Interest rate	Early redemption/ maturity	Interest distributions
ZICTA	$177,880	8.536%	Dec 2006/ Dec 2026	Semiannually
CSBICT	22,570	11.75%	Jun 2007/Jun 2027	Quarterly
GBCT	2,382	10.25%	Jan 2007/Jan 2027	Semiannually
ZCTB	293,141	8.00%	Sep 2007/Sep 2032	Quarterly
Statutory I	51,547	3mL+2.85%(1) (7.35%)	Dec 2008/Dec 2033	Quarterly
Statutory II	36,083	3mL+1.90%(1) (6.05%)	Oct 2009/Oct 2034	Quarterly
Statutory III	61,856	3mL+1.78%(1) (6.27%)	Dec 2009/Dec 2034	Quarterly

	$645,459

(1)	Designation of “3mL” is 3-month LIBOR; effective interest rate at December 31, 2005 is shown in parenthesis.

The junior subordinated debentures are issued by the Company (or by Zions Bank in the case of ZICTA and by Amegy Corporation in the case of Statutory I, II and III) and relate to a corresponding series of trust preferred security obligations issued by the trusts. The trust obligations are in the form of capital securities subject to mandatory redemption upon repayment of the junior subordinated debentures by the Company. The sole assets of the trusts are the junior subordinated debentures.

Interest distributions are made at the same rates earned by the trusts on the junior subordinated debentures; however, we may defer the payment of interest on the junior subordinated debentures. Early redemption of the debentures requires the approval of banking regulators. The debentures for CSBICT, GBCT and ZCTB are direct and unsecured obligations of the Company and are subordinate to other indebtedness and general creditors. The debentures for ZICTA are direct and unsecured obligations of Zions Bank and are subordinate to the claims of depositors and general creditors. The debentures for Statutory I, II and III are direct and unsecured obligations of Amegy Corporation and are subordinate to other indebtedness and general creditors. The Company has unconditionally guaranteed the obligations of ZICTA, CSBICT, GBCT, and ZCTB with respect to their respective series of trust preferred securities to the extent set forth in the applicable guarantee agreements. The Company has also unconditionally guaranteed the obligations of Zions

Bank with respect to the debentures for ZICTA to the extent set forth in the applicable guarantee agreement. Amegy Corporation has unconditionally guaranteed the obligations of Statutory I, II and III with respect to their respective series of trust preferred securities to the extent set forth in the applicable guarantee agreements. The debentures, trust preferred securities, and our guarantees for the ZCTB debentures are registered with the Securities and Exchange Commission (“SEC”).

In 2004, we terminated the existing fair value hedge derivatives on the debentures for ZICTA and ZCTB. Total carrying value for these hedges was approximately $0.9 million and $2.1 million at December 31, 2005 and 2004, respectively. All fair value hedges associated with long-term debt and these terminations are accounted for in accordance with SFAS 133, as discussed in Note 7.

Subordinated notes consist of the following at December 31, 2005 (in thousands):

Interest rate	Balance	Par amount	Early redemption	Maturity
6.95%	$104,156	104,156	May 2006	May 2011
6.50%	98,425	98,425	Oct 2006	Oct 2011
6.00%	523,685	500,000	na	Sep 2015
5.65%	305,999	300,000	na	May 2014
5.50%	606,031	600,000	na	Nov 2015
3mL+1.25%(1) (5.31%)	75,000	75,000	na	Sep 2014

	$1,713,296

(1)	Designation of “3mL” is 3-month LIBOR; effective interest rate at December 31, 2005 is shown in parenthesis.

The 6.95% notes are issued through a subsidiary, Zions Financial Corp. In 2003, we repurchased $95.8 million of the 6.95% notes and $101.6 million of the 6.50% notes. The associated debt extinguishment cost of $24.2 million is separately included in noninterest expense in the 2003 statement of income. Should early redemption not occur for the 6.95% or 6.50% notes, the interest rate becomes variable through maturity at one-month LIBOR plus 2.86% and one-month LIBOR plus 3.01%, respectively. The Company has unconditionally guaranteed the 6.95% notes. The 3-month LIBOR notes are issued by Amegy Corporation.

We hedged the 6.00%, 5.65% and 5.50% notes with LIBOR-based floating interest rate swaps whose recorded fair values at December 31, 2005 were $24.5 million, $6.3 million and $10.8 million, respectively, and at December 31, 2004 were $31.7 million and $10.1 million for the 6.00% and 5.65% notes, respectively. We issued the 5.50% notes in November 2005 in connection with our acquisition of Amegy, as discussed in Note 3. The notes were issued under our existing shelf registration filed with the SEC.

Fixed rate senior medium-term notes consist of $150 million at par that require semiannual interest payments at 2.70% through maturity in May 2006. We hedged these notes with LIBOR-based floating interest rate swaps whose recorded fair value was $(0.9) million at December 31, 2005 and 2004.

Interest expense on long-term debt was $104.9 million in 2005, $74.3 million in 2004, and $57.3 million in 2003. Interest expense was reduced by $8.9 million in 2005, $29.2 million in 2004, and $22.6 million in 2003 as a result of the associated hedges.

Maturities on long-term debt are as follows for the years succeeding December 31, 2005 (in thousands):

	Consolidated	Parent only
2006	$150,675	149,980
2007	557
2008	593
2009	650
2010	655
Thereafter	2,316,571	1,817,211

	$2,469,701	1,967,191

These maturities do not include the associated hedges. The Parent only maturities include $324.7 million of subordinated debt payable to CSBICT, GBCT and ZCTB after 2010.

14.    SHAREHOLDERS’ EQUITY

Changes in accumulated other comprehensive income (loss) are summarized as follows (in thousands):

	2005	2004	2003
Accumulated net unrealized gains on investments, retained interests and other at beginning of year, net of tax	$19,774	24,015	44,151
Net realized and unrealized holding losses during the year, net of tax benefit of $17,580 in 2005, $2,244 in 2004, and $3,225 in 2003	(28,380)	(3,622)	(5,207)
Foreign currency translation	(1,507)	803	–
Reclassification for net realized gains recorded in operations, net of tax expense of $408 in 2005, $881 in 2004, and $9,248 in 2003	(659)	(1,422)	(14,929)

Effect on other comprehensive income for the year	(30,546)	(4,241)	(20,136)

Accumulated net unrealized gains (losses) on investments, retained interests and other at end of year, net of tax	(10,772)	19,774	24,015

Accumulated net unrealized gains (losses) on derivative instruments at beginning of year, net of tax	(9,493)	10,716	25,420
Net unrealized losses on derivative instruments during the year, net of reclassification to operations of $7,101 in 2005, $44,290 in 2004, and $42,990 in 2003, and tax benefit of $25,474 in 2005, $12,574 in 2004, and $9,312 in 2003	(40,771)	(20,209)	(14,704)

Accumulated net unrealized gains (losses) on derivative instruments at end of year, net of tax	(50,264)	(9,493)	10,716

Accumulated minimum pension liability at beginning of year, net of tax	(18,213)	(15,690)	(23,357)
Minimum pension liability, net of tax expense (benefit) of $(2,426) in 2005, $(1,579) in 2004, and $4,965 in 2003	(3,794)	(2,523)	7,667

Accumulated minimum pension liability at end of year, net of tax	(22,007)	(18,213)	(15,690)

Accumulated other comprehensive income (loss) at beginning of year, net of tax	(7,932)	19,041	46,214
Other comprehensive loss during the year	(75,111)	(26,973)	(27,173)

Accumulated other comprehensive income (loss) at end of year, net of tax	$(83,043)	(7,932)	19,041

Stock redeemed and retired in the statements of shareholders’ equity consists of repurchased common shares under a share repurchase program authorized by our Board of Directors. Repurchases of common shares were suspended in July 2005 upon the announcement of our acquisition of Amegy and will not resume until the Company achieves a tangible common equity ratio of at least 6.25%. The Company also repurchased $1.5 million of shares related to the Company’s restricted stock employee incentive program.

The amount of deferred compensation invested in the Company’s common stock and included in shareholders’ equity at December 31, 2005 of $16.3 million includes the $5.1 million cost of the Company’s common stock held in rabbi trusts established for certain employees and directors. We consolidate the fair value of invested assets and the total obligations of the trusts in our financial statements. At December 31, 2005, total invested assets of the trusts of approximately $38.2 million were included in other assets. Total obligations of the trusts of approximately $43.3 million were included in other liabilities. Also included in deferred compensation is the value of Amegy’s nonvested restricted stock and stock options of $3.9 million assumed in the acquisition and $7.3 million, which is the unearned portion of restricted stock issued by the Company during 2005.

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

15.    DISCONTINUED OPERATIONS, IMPAIRMENT LOSSES, AND RESTRUCTURING CHARGES

Other noninterest expense in 2003 includes a loss on discontinued operations of $1.8 million, which consists of the loss from operations of a discontinued nonbank financial service subsidiary of $0.5 million, loss on sale of this subsidiary of $2.4 million, and an income tax benefit of $1.1 million.

Impairment losses on long-lived assets relate to certain capitalized management software and to certain branch closings in 2003 by Zions Bank. Impairment losses were determined by comparing the carrying value to fair value, estimated by using discounted cash flow approaches.

SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, requires companies to recognize restructuring charges as they are incurred rather than at the date a plan or commitment to exit is initiated.

In 2005 and 2004, the restructuring charges of $2.4 million and $1.1 million, respectively, relate to the ZBI restructuring discussed in Note 9. In 2003, the restructuring charges of $1.9 million consist of $1.4 million in consulting fees for the Vectra restructuring discussed in Note 9 and $0.5 million for certain branch closings in Utah.

16.    INCOME TAXES

Income taxes (benefit) are summarized as follows (in thousands):

	2005	2004	2003
Federal:
Current	$250,280	203,852	190,013
Deferred	(32,362)	(21,914)	(13,529)
State	45,500	38,188	37,267

	$263,418	220,126	213,751

Income tax expense computed at the statutory federal income tax rate of 35% reconciles to actual income tax expense as follows (in thousands):

	2005	2004	2003
Income tax expense at statutory federal rate	$259,660	218,537	190,536
State income taxes, net	29,575	24,821	24,223
Nondeductible expenses	2,138	1,714	32,051
Nontaxable income	(19,905)	(19,595)	(17,445)
Tax credits and other taxes	(5,722)	(4,902)	(2,116)
Corporate reorganization	–	–	(10,923)
Other	(2,328)	(449)	(2,575)

	$263,418	220,126	213,751

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below (in thousands):

	2005	2004
Gross deferred tax assets:
Book loan loss deduction in excess of tax	$131,938	110,522
Postretirement benefits	3,217	3,360
Deferred compensation	39,101	33,949
Deferred loan fees	3,326	4,034
Accrued severance costs	2,050	2,268
Minimum pension liability	14,169	11,743
Loan sales	33,138	25,711
Security investments and derivative market adjustments	7,460	–
Equity investments	14,125	8,583
Other	20,074	15,841

Total deferred tax assets	268,598	216,011

Gross deferred tax liabilities:
Core deposits and purchase accounting	(46,729)	(19,752)
Premises and equipment, due to differences in depreciation	(11,926)	(4,877)
FHLB stock dividends	(14,107)	(11,187)
Leasing operations	(79,251)	(85,095)
Security investments and derivative market adjustments	–	(37,140)
Prepaid expenses	(4,965)	(4,557)
Prepaid pension reserves	(915)	(1,194)
Other	(10,933)	(10,094)

Total deferred tax liabilities	(168,826)	(173,896)

Net deferred tax assets	$99,772	42,115

The amount of net deferred tax assets is included with other assets in the balance sheet. We have determined that a valuation reserve is not required for any deferred tax assets because it is more-likely-than-not that such assets will be realized principally through future taxable income. This conclusion is based on the history of growth in earnings and the prospects for continued growth and profitability.

In July 2005, the FASB proposed an interpretation, Accounting for Uncertain Tax Positions, which would apply to all open tax positions accounted for according to SFAS 109. Under the proposed interpretation, a tax benefit would only be recognized when an entity is actually entitled to the benefit using the more-likely-than-not recognition threshold. Measurement of the benefit would be based on the “best estimate” of the ultimate tax benefit that will be sustained upon audit by the taxing authority. Based on the Company’s current practices with respect to open tax positions, the issuance of this interpretation as proposed would not have a material effect on our financial condition, liquidity, or results of operations.

In 2004, we signed an agreement that confirmed and implemented our award of a $100 million allocation of tax credit authority under the Community Development Financial Institutions Fund set up by the U.S. Government. Under the program, we will invest up to $100 million in a wholly-owned subsidiary, which will make qualifying loans and investments. In return, we will receive federal income tax credits that will be recognized over seven years, including the year in which the funds were invested in the subsidiary. We recognize these tax credits for financial reporting purposes in the same year the tax benefit is recognized in our tax return. As of December 31, 2005 and 2004, we had invested $80 million and $60 million, respectively, which resulted in tax credits that reduced income tax expense by approximately $4.0 million in 2005 and $3.0 million in 2004.

Included in other liabilities are reserves of approximately $29 million primarily for various state tax contingencies in several jurisdictions. These reserves are less than 3% of total taxes paid during the last five years.

The exercise of stock options under our share-based compensation plans on a nonqualified basis resulted in tax benefits reducing our current income tax payable and increasing common stock by $13.5 million in 2005, $8.8 million in 2004, and $5.2 million in 2003.

17.    NET INCOME PER COMMON SHARE

Basic and diluted net income per common share based on the weighted average outstanding shares are summarized as follows (in thousands, except per share amounts):

	2005	2004	2003
Basic:
Net income	$480,121	405,987	337,823

Average common shares outstanding	91,187	89,663	90,048

Net income per common share	$5.27	4.53	3.75

Diluted:
Net income	$480,121	405,987	337,823

Average common shares outstanding	91,187	89,663	90,048
Effect of dilutive common stock options and other stock awards	1,807	1,219	686

Average diluted common shares outstanding	92,994	90,882	90,734

Net income per common share	$5.16	4.47	3.72

Net income and net income per common share for 2003 include a loss on discontinued operations of $1.8 million and $0.02 per basic and diluted common share.

18.    SHARE-BASED COMPENSATION

During 2005, we adopted a new stock option and incentive plan which allows us to grant stock options and issue restricted stock to employees and nonemployee directors. This new plan replaced our previous qualified and nonqualified plans for employees and nonemployee directors. At December 31, 2005, the remaining authorized shares of the new plan were 7,839,680 out of the total authorized of 8,900,000.

Options granted to employees under the new and previous plans vest at the rate of one third each year and expire seven years after the date of grant. Options granted to nonemployee directors under the new and previous plans are exercisable in increments from six months to three and a half years and expire ten years after the date of grant.

At the time of adopting the new plan, we discontinued our broad-based employee stock option plan; however, existing options continue to vest at the rate of one third each year and expire four years after the date of grant.

The following table summarizes our stock option activity and related information for the three years ended December 31, 2005:

	Number of shares	Weighted average exercise price
Balance at December 31, 2002	7,482,883	$50.04
Granted	2,136,851	45.15
Exercised	(1,319,892)	44.01
Expired	(196,373)	56.04
Forfeited	(532,824)	50.78

Balance at December 31, 2003	7,570,645	49.51
Granted	2,279,621	57.28
Exercised	(1,812,594)	48.32
Expired	(170,662)	52.54
Forfeited	(233,235)	51.59

Balance at December 31, 2004	7,633,775	51.98
Granted	912,905	71.37
Assumed in Amegy acquisition	1,559,693	47.44
Exercised	(1,872,753)	50.00
Expired	(519,521)	66.53
Forfeited	(216,533)	55.46

Balance at December 31, 2005	7,497,566	52.79

Outstanding options exercisable as of:
December 31, 2005	4,663,707	$49.04
December 31, 2004	3,711,405	51.02
December 31, 2003	3,913,524	50.35

Selected information on stock options as of December 31, 2005 follows:

	Outstanding options			Exercisable options
Exercise price range	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of shares	Weighted average exercise price
$ 0.32 to $ 19.99	141,931	$12.43	1.5(1)	141,931	$12.43
$ 20.00 to $ 29.99	154,111	25.14	2.8	154,111	25.14
$ 30.00 to $ 39.99	101,906	31.04	4.0	101,906	31.04
$ 40.00 to $ 44.99	1,719,790	42.19	3.5	1,304,315	42.24
$ 45.00 to $ 49.99	520,453	48.30	5.4	473,510	48.32
$ 50.00 to $ 54.99	1,410,602	53.69	3.4	1,403,105	53.69
$ 55.00 to $ 59.99	2,019,298	56.98	5.5	761,482	57.38
$ 60.00 to $ 64.99	265,866	61.64	3.9	142,825	62.00
$ 65.00 to $ 69.99	254,808	67.22	7.6	161,024	67.39
$ 70.00 to $ 76.51	908,801	71.49	6.6	19,498	72.46

	7,497,566	52.79	4.7(1)	4,663,707	48.66

(1)	The weighted average remaining contractual life excludes 42,244 stock options which expire between the date of termination and one year from date of termination, depending upon certain circumstances.

The previous tables do not include options for employees to purchase common stock of our subsidiary, NetDeposit, Inc. At December 31, 2005, there were options to purchase 7,876,000 shares at exercise prices from $0.50 to $1.00. NetDeposit options are included in the pro forma disclosure in Note 1. At December 31, 2005, there were 72,023,006 issued and outstanding shares of NetDeposit common stock.

Restricted stock issued under the new plan vests over four years during which time the holder receives dividends and has full voting rights. Compensation cost recognized for issuances of restricted stock was $1,712,454 in 2005 and $24,598 in 2004. The following table summarizes our restricted stock activity through December 31, 2005:

	Number of shares	Weighted average grant price
Nonvested restricted shares at December 31, 2003	–
Granted	10,000	$61.07

Nonvested restricted shares at December 31, 2004	10,000	61.07
Granted	168,134	70.81
Assumed in Amegy acquisition	143,504	57.45
Vested	(114,162)	56.41
Forfeited	(3,493)	70.90

Nonvested restricted shares at December 31, 2005	203,983	68.99

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS 123. SFAS 123R supersedes APB 25 and amends SFAS No. 95, Statement of Cash Flows. SFAS 123R utilizes a “modified grant-date” approach in which the fair value of an equity award is estimated on the grant date without regard to service or performance vesting conditions. Generally, this approach is similar to that of SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. The pro forma disclosure permitted by SFAS 123 as shown in Note 1 will no longer be an alternative. Other FSPs providing explanatory guidance for the implementation SFAS 123R were issued in the latter part of 2005.

SFAS 123R is effective for public companies for interim or annual periods beginning after June 15, 2005. In April

2005, the SEC announced that it was amending Regulation S-X to provide up to a six-month delay for the adoption of SFAS 123R, or January 1, 2006 for calendar year public companies. We will adopt SFAS 123R beginning January 1, 2006 using the “modified prospective” method. Under this method, compensation cost is recognized beginning with the effective date based on the requirements of SFAS 123R for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.

As permitted by SFAS 123, we currently account for share-based payments to employees using the intrinsic value method of APB 25 and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adopting SFAS 123R on future operating periods is estimated to approximate the 2005 impact of SFAS 123 as described in the disclosure of pro forma net income and net income per common share in Note 1, although the actual impact of adopting SFAS 123R will depend on the level of share-based payments to be granted in future periods.

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

19.    COMMITMENTS, GUARANTEES, AND CONTINGENT LIABILITIES

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

Contractual amounts of the off-balance sheet financial instruments used to meet the financing needs of our customers are as follows at December 31 (in thousands):

	2005	2004
Commitments to extend credit	$13,682,763	9,496,092
Standby letters of credit:
Financial	1,015,019	646,489
Performance	240,763	136,660
Commercial letters of credit	136,472	65,608

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

While establishing commitments to extend credit creates credit risk, a significant portion of such commitments is expected to expire without being drawn upon. As of December 31, 2005, $6.3 billion of commitments expire in 2006. We use the same credit policies and procedures in making commitments to extend credit and conditional obligations as we do for on-balance sheet instruments. These policies and procedures include credit approvals, limits, and monitoring.

We issue standby and commercial letters of credit as conditional commitments generally to guarantee the performance of a customer to a third party. The guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Standby letters of credit include remaining commitments of $810 million expiring in 2006 and $446 million expiring thereafter through 2020. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We generally hold marketable securities and cash equivalents as collateral supporting those commitments for which collateral is deemed necessary. At December 31, 2005, the carrying value recorded by the Company as a liability for these guarantees was $4.3 million.

Certain mortgage loans sold have limited recourse provisions for periods ranging from 3 months to one year. The amount of losses resulting from the exercise of these provisions has not been significant.

At December 31, 2005, we had commitments to make venture investments of $31.6 million. These obligations have no stated maturity.

As a market maker in U.S. Government, agency, corporate, and municipal securities, we enter into agreements to purchase and sell such securities. As of December 31, 2005 and 2004, we had outstanding commitments to purchase securities of $30 million and $25 million and outstanding commitments to sell securities of $22 million and $23 million, respectively. These agreements at December 31, 2005 have remaining terms of one month or less.

The contractual or notional amount of financial instruments indicates a level of activity associated with a particular class of financial instrument and is not a reflection of the actual level of risk. As of December 31, 2005 and 2004, the regulatory risk-weighted values assigned to all off-balance sheet financial instruments and derivative instruments described herein were $6.1 billion and $3.5 billion, respectively.

At December 31, 2005, we were required to maintain cash balances of $51 million with the Federal Reserve Banks to meet minimum balance requirements in accordance with Federal Reserve Board regulations.

As of December 31, 2005, the Parent has guaranteed approximately $580.3 million of debt issued by our subsidiaries, as discussed in Note 13. See Note 6 for the discussion of Zions Bank’s commitment of $6.12 billion at December 31, 2005 to Lockhart, which is a qualifying special-purpose entity securities conduit.

We are a defendant in various legal proceedings arising in the normal course of business. We do not believe that the outcome of any such proceedings will have a material effect on our results of operations, financial position, or liquidity.

We have commitments for leasing premises and equipment under the terms of noncancelable capital and operating leases expiring from 2006 to 2067. Premises leased under capital leases at December 31, 2005 were $12.9 million and accumulated amortization was $12.6 million. Amortization applicable to premises leased under capital leases is included in depreciation expense.

Future aggregate minimum rental payments under existing noncancelable operating leases at December 31, 2005 are as follows (in thousands):

2006	$34,811
2007	36,928
2008	35,792
2009	31,497
2010	26,996
Thereafter	184,162

$350,186

Future aggregate minimum rental payments have been reduced by noncancelable subleases as follows: $2.1 million in 2006, $1.7 million in 2007, $1.1 million in 2008, $0.9 million in 2009, $0.5 million in 2010, and $0.9 million thereafter. Aggregate rental expense on operating leases amounted to $41.6 million in 2005, $40.6 million in 2004, and $40.1 million in 2003.

In October 2003, we entered into a new lease agreement on our corporate headquarters which provides for a rent holiday during reconstruction of the building. The reconstruction began in March 2005 and the lease term of this operating lease began in October 2005. We continue to record and defer rent expense during the rent holiday at applicable lease rates based on our occupancy of the building. We will also record leasehold improvements funded by the landlord incentive and will amortize them over their estimated useful lives or the term of the lease, whichever is shorter. The amount of deferred rent, including the leasehold improvements, will be amortized using the straight-line method over the term of the lease. This accounting is consistent with a related FASB FSP issued in October 2005 and other SEC guidance.

20.    REGULATORY MATTERS

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

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). We believe, as of December 31, 2005, that we meet all capital adequacy requirements to which we are subject.

As of December 31, 2005, our capital ratios exceeded the minimum capital levels, and we are considered well capitalized under the regulatory framework for prompt corrective action. Our subsidiary banks also met the well capitalized minimum with the temporary exception of Amegy. In February 2006, the Company brought Amegy above the well capitalized level by structuring subordinated debt with the Parent. To be categorized as well capitalized, we must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events that we believe have changed our regulatory category.

Dividends declared by our banking subsidiaries in any calendar year may not, without the approval of the appropriate federal regulator, exceed their net earnings for that year combined with their net earnings less dividends paid for the preceding two years. We are also required to maintain the banking subsidiaries at the well capitalized level. At December 31, 2005, our subsidiaries had approximately $339.5 million available for the payment of dividends under the foregoing restrictions.

The actual capital amounts and ratios for the Company and its significant banking subsidiaries are as follows (in thousands):

	Actual		Minimum for capital adequacy purposes		To be well capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total capital (to risk-weighted assets)
The Company	$4,602,772	12.23%	$3,010,880	8.00%	$3,763,600	10.00%
Zions First National Bank	1,234,862	11.06	893,483	8.00	1,116,854	10.00
California Bank & Trust	1,086,594	10.90	797,474	8.00	996,843	10.00
Amegy Bank N.A.	609,400	8.65	563,895	8.00	704,869	10.00
Tier I capital (to risk-weighted assets)
The Company	2,830,419	7.52	1,505,440	4.00	2,258,160	6.00
Zions First National Bank	807,615	7.23	446,742	4.00	670,113	6.00
California Bank & Trust	692,103	6.94	398,737	4.00	598,106	6.00
Amegy Bank N.A.	559,364	7.94	281,948	4.00	422,922	6.00
Tier I capital (to average assets)
The Company	2,830,419	8.16	1,040,785	3.00	1,734,642	5.00
Zions First National Bank	807,615	6.35	381,662	3.00	636,104	5.00
California Bank & Trust	692,103	6.81	304,711	3.00	507,852	5.00
Amegy Bank N.A.	559,364	8.10	207,246	3.00	345,410	5.00

As of December 31, 2004:
Total capital (to risk-weighted assets)
The Company	$3,844,451	14.05%	$2,189,007	8.00%	$2,736,258	10.00%
Zions First National Bank	1,053,289	10.88	774,802	8.00	968,503	10.00
California Bank & Trust	982,233	10.92	719,792	8.00	899,740	10.00
Tier I capital (to risk-weighted assets)
The Company	2,558,568	9.35	1,094,503	4.00	1,641,755	6.00
Zions First National Bank	701,667	7.24	387,401	4.00	581,102	6.00
California Bank & Trust	615,618	6.84	359,896	4.00	539,844	6.00
Tier I capital (to average assets)
The Company	2,558,568	8.31	924,096	3.00	1,540,160	5.00
Zions First National Bank	701,667	6.05	347,689	3.00	579,481	5.00
California Bank & Trust	615,618	6.45	286,486	3.00	477,477	5.00

21.    RETIREMENT PLANS

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

The Board of Directors approved significant changes to the pension plan effective January 1, 2003. New employees subsequent to that date are not allowed to participate in the amended plan. Benefit accruals for existing participants ceased as of that date with the following grandfathering exceptions. Participants age 55 and over with 10 years of service by December 31, 2002 may receive reduced future earnings credits in accordance with a reduced schedule. Participants age 55 and over with 10 years of service as of March 31, 1997 continue to receive future earnings credits without reduction.

The following table presents the change in benefit obligation, change in fair value of plan assets, and funded status of the plan and amounts recognized in the balance sheet as of the measurement date of December 31 (in thousands):

	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$148,962	138,434
Service cost	557	598
Interest cost	8,630	8,430
Actuarial loss	7,589	8,281
Benefits paid	(8,334)	(6,781)

Benefit obligation at end of year	157,404	148,962

Change in fair value of plan assets:
Fair value of plan assets at beginning of year	122,444	115,785
Actual return on plan assets	10,178	13,439
Benefits paid	(8,334)	(6,781)

Fair value of plan assets at end of year	124,288	122,443

Funded status	(33,116)	(26,519)
Unrecognized net actuarial loss	35,420	29,649

Net amount recognized	$2,304	3,130

Amounts recognized in the balance sheet consist of:
Accrued benefit liability	$(32,590)	(25,888)
Accumulated other comprehensive income	34,894	29,018

Net amount recognized	$2,304	3,130

The accumulated benefit obligation for the pension plan was $156.9 million and $148.3 million as of December 31, 2005 and 2004, respectively. We do not expect to make any contributions to the pension plan in 2006.

The following table presents the components of net periodic benefit cost for the plan (in thousands):

	2005	2004	2003
Service cost	$557	598	636
Interest cost	8,630	8,430	8,426
Expected return on plan assets	(10,211)	(9,650)	(7,901)
Amortization of net actuarial loss	1,850	1,179	2,335

Net periodic benefit cost	$826	557	3,496

Weighted average assumptions used for the plan are as follows:

	2005	2004	2003
Used to determine benefit obligation at year-end:
Discount rate	5.60%	5.75%	6.25%
Rate of compensation increase	4.25	4.25	4.00
Used to determine net periodic benefit cost for the years ended December 31:
Discount rate	5.75	6.25	6.75
Expected long-term return on plan assets	8.60	8.60	8.60
Rate of compensation increase	4.25	4.00	4.00

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

Weighted average asset allocations at December 31 for the pension plan are as follows:

	2005	2004
Equity securities	5%	5%
Mutual funds:
Equity funds	14	27
Debt funds	17	17
Other:
Insurance company separate accounts – equity investments	59	43
Guaranteed deposit account	5	8

	100%	100%

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

Equity securities consist of 89,957 shares of Company common stock with a fair value of $6.8 million at December 31, 2005, and 95,645 shares with a fair value of $6.5 million at December 31, 2004. Dividends received by the plan were approximately $130 thousand in 2005 and $119 thousand in 2004.

Benefit payments to pension plan participants, which reflect expected future service as appropriate, are estimated as follows for the years succeeding December 31, 2005 (in thousands):

2006	$7,060
2007	8,030
2008	8,008
2009	9,070
2010	9,801
Years 2011 - 2015	50,633

Amegy also has a defined benefit pension plan and has recorded a minimum pension liability of approximately $2.1 million at December 31, 2005. This plan is frozen and we intend to terminate the plan.

We are also obligated under several unfunded nonqualified supplemental retirement plans for certain current and former employees. At December 31, 2005 and 2004, our liability included in other liabilities totaled $18.9 million and $18.2 million, respectively, for these plans. The minimum pension liability in accumulated other comprehensive income at December 31, 2005 and 2004 includes $0.8 million (net of taxes of $0.5 million) and $0.6 million (net of taxes of $0.3 million), respectively, for these plans.

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

The following table presents the change in benefit obligations, change in fair value of plan assets, and funded status of the plan and amounts recognized in the balance sheet as of the measurement date of December 31 (in thousands):

	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$6,539	7,674
Service cost	118	103
Interest cost	357	385
Actuarial (gain) loss	91	(907)
Benefits paid	(651)	(716)

Benefit obligation at end of year	6,454	6,539

Change in fair value of plan assets:
Fair value of plan assets at beginning of year	–	–
Employer contributions	651	716
Benefits paid	(651)	(716)

Fair value of plan assets at end of year	–	–

Funded status	(6,454)	(6,539)
Unrecognized net actuarial gain	(1,337)	(1,785)

Net amount recognized	$(7,791)	(8,324)

Amounts recognized in the balance sheet consist of:
Accrued benefit liability	$(7,791)	(8,324)

Net amount recognized	$(7,791)	(8,324)

The following table presents the components of net periodic benefit cost for the plan (in thousands):

	2005	2004	2003
Service cost	$118	103	119
Interest cost	357	385	479
Amortization of prior service cost	–	85	85
Amortization of net actuarial gain	(357)	(512)	(421)

Net periodic benefit cost	$118	61	262

Weighted average assumptions used for the plan are as follows:

	2005	2004	2003
Used to determine benefit obligation at year-end:
Discount rate	5.60%	5.75%	6.25%
Used to determine net periodic benefit cost for the years ended December 31:
Discount rate	5.75	6.25	6.75

Because our contribution rate is capped, there is no effect on the plan from assumed increases or decreases in health care cost trends. Each year, Company contributions to the plan are made in amounts sufficient to meet benefit payments to plan participants. These benefit payments are estimated as follows for the years succeeding December 31, 2005 (in thousands):

2006	$634
2007	612
2008	589
2009	571
2010	554
Years 2011 – 2015	2,536

We have a 401(k) and employee stock ownership plan (“Payshelter”) under which employees select from several investment alternatives excluding the Company’s common stock. Employees can contribute up to 50% of their earnings to the Payshelter plan which will be matched 100% by the Company for the first 3% of employee contributions and 50% for the next 2% of employee contributions. Our matching contributions are invested in the Company’s common stock and amounted to $12.4 million in 2005, $11.3 million in 2004, and $9.8 million in 2003.

The Payshelter plan also has a noncontributory profit sharing feature which is discretionary and may range from 0% to 6.0% of eligible compensation based upon the Company’s return on average common equity for the year. For 2005 and 2004, the contribution percentage was 4% and 3%, and the related profit sharing expense was $13.2 million and $9.8 million, respectively. Our profit sharing contribution is also invested in the Company’s common stock. The range and resulting contribution percentage were increased in 2005 because we discontinued the broad-based employee stock option plan, as discussed in Note 18.

Amegy also has a 401(k) plan which includes a company matching feature of 100% up to 5% of employees’ annual compensation. We intend to merge this plan into the Payshelter plan in 2006.

22.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of principal financial instruments are summarized as follows (in thousands):

	December 31, 2005		December 31, 2004
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets:
Cash and due from banks	$1,706,590	1,706,590	850,998	850,998
Money market investments	666,742	666,742	593,087	593,087
Investment securities	6,057,212	6,049,679	5,121,215	5,121,339
Loans and leases, net of allowance	29,788,537	29,798,159	22,356,004	22,394,637
Derivatives in other assets	53,056	53,056	55,347	55,347

Total financial assets	$38,272,137	38,274,226	28,976,651	29,015,408

Financial liabilities:
Demand, savings, and money market deposits	$26,009,587	26,009,587	20,170,875	20,170,875
Time deposits	4,453,385	4,452,249	2,681,893	2,698,645
Foreign deposits	2,179,436	2,183,726	439,493	439,349
Securities sold, not yet purchased	64,654	64,654	309,893	309,893
Federal funds purchased and security repurchase agreements	2,283,320	2,283,320	2,525,076	2,525,076
Derivatives in other liabilities	77,980	77,980	16,605	16,605
Commercial paper, FHLB advances and other borrowings	420,477	429,900	409,548	426,591
Long-term debt	2,511,366	2,541,620	1,690,589	1,736,507

Total financial liabilities	$38,000,205	38,043,036	28,243,972	28,323,541

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

Financial Liabilities

The estimated fair value of demand, savings and money market deposits, securities sold not yet purchased, and federal funds purchased and security repurchase agreements, approximates the carrying value. The fair value of time and foreign deposits is estimated by discounting future cash flows using the LIBOR yield curve. Commercial paper is issued for short terms of duration. The fair value of fixed rate FHLB advances is estimated by discounting future cash flows using the LIBOR yield curve. Variable rate FHLB advances reprice with changes in market rates; as such, their carrying amounts approximate their fair value. Other borrowings are not significant. The estimated fair value of long-term debt is based on discounting cash flows using the LIBOR yield curve plus credit spreads.

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

Off-Balance-Sheet Financial Instruments

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

23.    OPERATING SEGMENT INFORMATION

We manage our operations and prepare management reports and other information with a primary focus on geographical area. As of December 31, 2005, we operate eight community/regional banks in distinct geographical areas. Performance assessment and resource allocation are based upon this geographical structure. The operating segment identified as “Other” includes the Parent, certain nonbank financial service and financial technology subsidiaries, other smaller nonbank operating units, TCBO (see Note 1), and eliminations of transactions between segments. Results for Amegy in 2005 only include the month of December.

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

We have also been allocating income among participating banking subsidiaries to better match revenues from hedging strategies to the operating units that gave rise to the exposures being hedged. Interest rate swaps were recorded and managed by Zions Bank for the benefit of other banking subsidiaries and hedge income was allocated to the other banking subsidiaries based on a transfer pricing methodology. Beginning January 1, 2003, after discussions between management and bank regulators, the allocation methodology was changed. New interest rate swaps were recorded directly by the banking subsidiaries and the allocation methodology for remaining Zions Bank swaps was changed to include the banking subsidiary’s earnings sensitivity to interest rate changes. These changes, along with interest rate increases that reduced the income derived from the allocated hedges, reduced the amount of Zions Bank hedge income allocated to the other banking subsidiaries. In 2005, the amount of hedge income allocated from Zions Bank was not material. In the following tables presenting operating segment information, hedge income allocated to participating banking subsidiaries and hedge income recognized directly by these banking subsidiaries are presented as separate line items.

The following is a summary of selected operating segment information for the years ended December 31, 2005, 2004 and 2003 (in millions):

	Zions Bank	CB&T	Amegy	NBA	NSB	Vectra	TCBW	Other	Consolidated Company
2005:
Net interest income excluding hedge income	$405.8	451.0	25.5	186.2	170.4	88.1	29.7	(2.4)	1,354.3
Hedge income recorded directly at subsidiary	2.3	0.4	–	1.3	0.9	0.9	(0.1)	1.4	7.1
Allocated hedge income	(0.2)	–	–	0.1	–	0.1	–	–	–

Net interest income	407.9	451.4	25.5	187.6	171.3	89.1	29.6	(1.0)	1,361.4
Provision for loan losses	26.0	9.9	–	5.2	(0.4)	1.6	1.0	(0.3)	43.0

Net interest income after provision for loan losses	381.9	441.5	25.5	182.4	171.7	87.5	28.6	(0.7)	1,318.4
Noninterest income	269.2	75.0	9.0	21.5	31.0	26.6	1.6	4.9	438.8
Noninterest expense	391.1	243.9	23.7	97.8	106.2	86.8	12.6	52.6	1,014.7
Impairment loss on goodwill	0.6	–	–	–	–	–	–	–	0.6

Income (loss) before income taxes and minority interest	259.4	272.6	10.8	106.1	96.5	27.3	17.6	(48.4)	741.9
Income tax expense (benefit)	85.4	109.7	3.3	42.1	33.4	9.7	5.5	(25.7)	263.4
Minority interest	(0.1)	–	–	–	–	–	–	(1.5)	(1.6)

Net income (loss)	$174.1	162.9	7.5	64.0	63.1	17.6	12.1	(21.2)	480.1

Assets	$12,651	10,896	9,350	4,209	3,681	2,324	789	(1,120)	42,780
Net loans and leases(1)	8,510	7,671	5,389	3,698	2,846	1,539	402	72	30,127
Deposits	9,213	8,896	6,905	3,599	3,171	1,636	442	(1,220)	32,642
Shareholder’s equity	836	1,072	1,768	299	244	299	50	(331)	4,237

	Zions Bank	CB&T	Amegy	NBA	NSB	Vectra	TCBW	Other	Consolidated Company
2004:
Net interest income excluding hedge income	$340.5	396.4	–	139.0	140.2	79.0	23.2	(1.8)	1,116.5
Hedge income recorded directly at subsidiary	18.7	13.8	–	0.6	1.7	5.8	1.6	2.1	44.3
Allocated hedge income	(15.4)	–	–	4.0	1.5	7.3	2.6	–	–

Net interest income	343.8	410.2	–	143.6	143.4	92.1	27.4	0.3	1,160.8
Provision for loan losses	24.7	10.7	–	4.0	3.4	(0.7)	2.0	–	44.1

Net interest income after provision for loan losses	319.1	399.5	–	139.6	140.0	92.8	25.4	0.3	1,116.7
Noninterest income	265.9	77.5	–	21.6	31.6	29.6	2.2	3.2	431.6
Noninterest expense	350.4	234.1	–	86.1	96.4	92.6	11.4	52.3	923.3
Impairment loss on goodwill	0.6	–	–	–	–	–	–	–	0.6

Income (loss) before income taxes and minority interest	234.0	242.9	–	75.1	75.2	29.8	16.2	(48.8)	624.4
Income tax expense (benefit)	77.6	97.1	–	29.7	25.8	10.6	4.9	(25.6)	220.1
Minority interest	(0.3)	–	–	–	–	–	–	(1.4)	(1.7)

Net income (loss)	$156.7	145.8	–	45.4	49.4	19.2	11.3	(21.8)	406.0

Assets	$11,880	10,186	–	3,592	3,339	2,319	726	(572)	31,470
Net loans and leases(1)	7,876	7,132	–	3,129	2,549	1,465	379	97	22,627
Deposits	8,192	8,329	–	3,046	2,951	1,577	417	(1,220)	23,292
Shareholder’s equity	756	1,031	–	264	220	322	50	147	2,790

2003:
Net interest income excluding hedge income	$320.5	381.1	–	119.2	122.6	84.4	19.2	(5.1)	1,041.9
Hedge income recorded directly at subsidiary	30.5	4.3	–	2.6	0.6	3.9	1.1	–	43.0
Allocated hedge income	(26.0)	–	–	6.7	2.6	12.3	4.4	–	–

Net interest income	325.0	385.4	–	128.5	125.8	100.6	24.7	(5.1)	1,084.9
Provision for loan losses	46.3	12.1	–	0.2	5.6	5.9	0.8	(1.0)	69.9

Net interest income after provision for loan losses	278.7	373.3	–	128.3	120.2	94.7	23.9	(4.1)	1,015.0
Noninterest income	244.4	75.9	–	21.4	31.7	38.1	2.0	87.2	500.7
Noninterest expense	318.3	227.0	–	79.8	86.9	100.5	11.2	72.0	895.7
Impairment loss on goodwill	–	–	–	–	–	75.6	–	–	75.6

Income (loss) before income taxes and minority interest	204.8	222.2	–	69.9	65.0	(43.3)	14.7	11.1	544.4
Income tax expense (benefit)	65.0	89.1	–	27.7	22.1	16.2	5.1	(11.4)	213.8
Minority interest	(0.5)	–	–	–	–	–	–	(6.7)	(7.2)

Net income (loss)	$140.3	133.1	–	42.2	42.9	(59.5)	9.6	29.2	337.8

Assets	$10,598	9,216	–	3,067	2,958	2,532	705	(518)	28,558
Net loans and leases(1)	6,888	6,349	–	2,381	2,162	1,691	329	120	19,920
Deposits	7,104	7,638	–	2,539	2,555	1,764	453	(1,156)	20,897
Shareholder’s equity	725	956	–	241	194	375	52	(3)	2,540

(1)	Net of unearned income and fees, net of related costs.

24.    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Financial information by quarter for 2005 and 2004 is as follows (in thousands, except per share amounts):

	Quarters
	First	Second	Third	Fourth	Year
2005:
Gross interest income	$422,841	455,736	483,277	548,402	1,910,256
Net interest income	314,951	330,928	340,652	374,819	1,361,350
Provision for loan losses	9,383	11,417	12,107	10,116	43,023
Noninterest income:
Securities gains (losses), net	(54)	(3,965)	1,365	2,187	(467)
Other noninterest income	103,050	110,517	109,884	115,859	439,310
Noninterest expense	239,335	242,666	248,472	284,208	1,014,681
Impairment loss on goodwill	–	–	–	602	602
Income before income taxes and minority interest	169,229	183,397	191,322	197,939	741,887
Net income	110,234	118,810	122,970	128,107	480,121

Net income per common share:
Basic	$1.23	1.32	1.37	1.35	5.27
Diluted	1.20	1.30	1.34	1.32	5.16

2004:
Gross interest income	$348,622	359,131	379,396	404,311	1,491,460
Net interest income	279,422	280,897	291,115	309,384	1,160,818
Provision for loan losses	11,244	10,301	9,363	13,159	44,067
Noninterest income:
Securities gains (losses), net	(4,114)	(3,082)	4,584	(4,643)	(7,255)
Other noninterest income	112,925	113,709	108,572	103,590	438,796
Noninterest expense	222,338	229,976	232,813	238,172	923,299
Impairment loss on goodwill	–	–	602	–	602
Income before income taxes and minority interest	154,651	151,247	161,493	157,000	624,391
Net income	99,669	98,842	102,495	104,981	405,987

Net income per common share:
Basic	$1.11	1.10	1.14	1.17	4.53
Diluted	1.10	1.09	1.13	1.15	4.47

25.    PARENT COMPANY FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

(In thousands)	2005	2004
ASSETS
Cash and due from banks	$2,057	–
Interest-bearing deposits	101,000	104,774
Investment securities – available for sale, at market	581,128	568,757
Loans and other receivables, net of allowance	–	32
Other noninterest-bearing investments	68,861	59,499
Investments in subsidiaries:
Commercial banks and bank holding company	4,586,756	2,641,478
Other operating companies	25,069	25,680
Nonoperating – Zions Municipal Funding, Inc. (1)	412,868	397,693
Receivables from subsidiaries:
Commercial banks and bank holding company	617,702	518,052
Other	6,095	2,465
Other assets	106,731	97,007

	$6,508,267	4,415,437

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other liabilities	$95,854	47,415
Commercial paper	167,188	165,447
Subordinated debt to affiliated trusts	324,709	324,709
Long-term debt	1,683,252	1,087,887

Total liabilities	2,271,003	1,625,458

Shareholders’ equity:
Common stock	2,156,732	972,065
Retained earnings	2,179,885	1,830,064
Accumulated other comprehensive loss	(83,043)	(7,932)
Deferred compensation	(16,310)	(4,218)

Total shareholders’ equity	4,237,264	2,789,979

	$6,508,267	4,415,437

(1)	Zions Municipal Funding, Inc. is a wholly-owned nonoperating subsidiary whose sole purpose is to hold a portfolio of municipal bonds, loans and leases.

CONDENSED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands)	2005	2004	2003
Interest income:
Commercial bank subsidiaries	$30,485	13,320	5,778
Other subsidiaries and affiliates	1,168	1,265	1,440
Other loans and securities	37,025	30,943	17,705

Total interest income	68,678	45,528	24,923

Interest expense:
Affiliated trusts	25,966	25,971	25,995
Other borrowed funds	61,277	33,304	17,069

Total interest expense	87,243	59,275	43,064

Net interest loss	(18,565)	(13,747)	(18,141)
Provision for loan losses	(37)	(29)	(1,020)

Net interest loss after provision for loan losses	(18,528)	(13,718)	(17,121)

Other income:
Dividends from consolidated subsidiaries:
Commercial banks	261,250	296,250	296,000
Other operating companies	300	–	900
Equity and fixed income securities gains, net	1,534	1,116	86,702
Other income	3,522	5,601	8,414

	266,606	302,967	392,016

Expenses:
Salaries and employee benefits	14,078	17,431	15,927
Debt extinguishment cost	–	–	24,210
Other operating expenses	18,001	15,520	9,122

	32,079	32,951	49,259

Income before income tax benefit and undistributed income of consolidated subsidiaries	215,999	256,298	325,636
Income tax benefit	21,207	20,095	5,642

Income before equity in undistributed income of consolidated subsidiaries	237,206	276,393	331,278
Equity in undistributed income of consolidated subsidiaries:
Commercial banks and bank holding company	239,821	130,987	11,727
Other operating companies	(12,081)	(13,860)	(16,514)
Nonoperating – Zions Municipal Funding, Inc.	15,175	12,467	11,332

Net income	$480,121	405,987	337,823

CONDENSED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In thousands)	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$480,121	405,987	337,823
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed net income of consolidated subsidiaries	(242,915)	(129,594)	(6,545)
Equity and fixed income securities gains, net	(1,534)	(1,116)	(86,702)
Other	40,048	12,351	6,333

Net cash provided by operating activities	275,720	287,628	250,909

CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in interest-bearing deposits	3,774	(69,091)	20,252
Collection of advances to subsidiaries	28,320	28,782	49,853
Advances to subsidiaries	(131,600)	(163,442)	(256,288)
Proceeds from sales and maturities of equity and fixed income securities	42,958	394,118	170,028
Purchase of investment securities	(42,221)	(334,466)	(452,382)
Increase of investment in subsidiaries	(32,280)	(87,500)	(93,318)
Cash paid for acquisition	(609,523)	–	–
Other	(8,255)	(18,101)	(4,495)

Net cash used in investing activities	(748,827)	(249,700)	(566,350)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in commercial paper and other borrowings under one year	1,741	39,303	(165,422)
Proceeds from issuance of long-term debt	595,134	300,000	890,000
Payments on long-term debt	–	(240,000)	(264,975)
Proceeds from issuance of common stock	90,800	82,250	52,689
Payments to redeem common stock	(82,211)	(104,881)	(106,844)
Dividends paid	(130,300)	(114,600)	(91,874)

Net cash provided by (used in) financing activities	475,164	(37,928)	313,574

Net increase (decrease) in cash and due from banks	2,057	–	(1,867)
Cash and due from banks at beginning of year	–	–	1,867

Cash and due from banks at end of year	$2,057	–	–

The Parent has a $40 million line of credit available from CB&T, which was unused as of December 31, 2005. Interest is at a variable rate based on specified indices. Any amount loaned requires collateral of cash or securities.

The Parent paid interest of $80.5 million in 2005, $56.5 million in 2004, and $32.3 million in 2003.